Form 20-F
period 2002-12-31
CE FRANKLIN LTD
filed 2003-05-28
CIK 912151

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                               to

Commission file number 1-12570

CE Franklin Ltd.

(Exact name of Registrant as specified in its charter)

ALBERTA, CANADA

(Jurisdiction of incorporation or organization)

Suite 1900
300 – 5th Avenue S.W.
Calgary, Alberta, Canada T2P 3C4

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Common Stock, no par value	American Stock Exchange
Common Stock, no par value	Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act. None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2002, there were 17,178,696 shares of Common Stock outstanding.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑	No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☑

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐	No ☐

1 of 45

PART I
Item 1: Identity of Directors, Senior Management and Advisors
Item 2: Offer Statistics and Expected Timetable
Item 3: Key Information
A. Selected financial data
B. Capitalization and indebtedness
C. Reasons for the offer and use of proceeds
D. Risk factors
Item 4: Information on the Company
A. History and development of the Company
B. Business overview
C. Organizational structure
D. Property, plant and equipment
Item 5: Operating and Financial Review and Prospects
A. Results of Operations
B. Liquidity and Capital Resources
C. Research and Development, Patents and Licenses, etc.
D. Trend Information
Item 6: Directors, Senior Management and Employees
A. Directors and Senior Management
B. Compensation
C. Board practices
D. Employees
E. Share ownership
Item 7: Major Shareholders and Related Party Transactions
A. Major shareholders
B. Related party transactions
C. Interests of Experts and Counsel
Item 8: Financial Information
A. Statements and Other Financial Information
B. Significant Changes
Item 9: The Offer and Listing
A. Offer and Listing Details
B. Plan of Distribution
C. Markets
D. Selling shareholders
E. Dilution
F. Expenses of the issue
Item 10: Additional Information
A. Share capital
B. Memorandum and articles of association
C. Material contracts
D. Exchange controls
E. Taxation
F. Dividends and paying agents
G. Statement by experts
H. Documents on display
I. Subsidiary Information
Item 11: Quantitative and Qualitative Disclosures about Market Risk
Item 12: Description of Securities Other than Equity Securities
PART II
Item 13: Defaults, Dividend Arrearages ad Delinquencies
Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds
Item 15: Controls and Procedures
Item 16: Reserved.
PART III
Item 17: Financial Statements
Item 18: Financial Statements
Item 19: Exhibits

2 of 45

3 of 45

PART I

Item 1:	Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2:	Offer Statistics and Expected Timetable

Not applicable.

Item 3:	Key Information

A.	Selected financial data

The selected financial data presented below for the five years ended December 31, 2002 is derived from CE Franklin Ltd. (“CE Franklin” or the “Company”) financial statements that were examined by the Company’s independent auditors. The information set forth below should be read in conjunction with the Financial Statements of CE Franklin (including notes thereto) included under Item 18 and “Operating and Financial Review and Prospects” included under item 5. The data is presented in Canadian dollars.

	As at and for the Year Ended December 31

CANADIAN GAAP	2002	2001	2000	1999	1998

	(in millions of Cdn. dollars except percentages and per share data)
Statement of Operations:
Sales
General supplies	178.0	223.1	204.3	140.3	180.9
Tubulars	77.1	148.0	148.8	91.1	120.2
Manufacturing	6.2	6.7	6.3	5.7	6.8

Total sales	261.3	377.8	359.4	237.1	307.9
Gross Profit
General supplies	30.7	34.3	33.6	22.4	34.4
% of sales	17.3%	15.4%	16.4%	16.0%	19.0%
Tubulars	4.3	7.7	8.1	4.0	7.2
% of sales	5.5%	5.2%	5.4%	4.4%	6.0%
Manufacturing	1.7	1.8	1.0	1.0	0.9
% of sales	27.3%	26.9%	16.9%	17.5%	13.2%

Total gross profit	36.7	43.8	42.7	27.4	42.5
% of sales	14.0%	11.6%	11.9%	11.5%	13.8%
Income (loss) from continuing operations	(2.5)	(1.6)	0.2	(5.5)	1.5
Income from discontinued operations	—	2.2	1.3	0.1	0.7

Net Income (loss)	(2.5)	0.6	1.5	(5.4)	2.2
% of Sales	(1.0%)	0.2%	0.4%	(2.3%)	0.7%
Net income (loss) per share continuing operations
Basic and diluted	(0.15)	(0.09)	0.01	(0.33)	0.09
Net income (loss) per share
Basic	(0.15)	0.04	0.09	(0.33)	0.14
Diluted	(0.15)	0.04	0.08	(0.33)	0.13
Balance sheet data:
Total Assets	99.5	112.9	166.2	138.1	127.7
Capital Stock	19.3	19.2	19.1	17.7	17.3
Shareholders’ Equity	47.2	50.0	49.3	46.4	51.4
Number of Shares Outstanding	17,178,696	17,158,091	17,149,153	16,725,961	16,553,809
Dividends Declared	nil	nil	nil	nil	nil

4 of 45

Net income (loss), shareholders equity, and other balance sheet amounts as determined in accordance with Canadian GAAP differ from those determined in accordance with US GAAP, due principally to the recording of certain restructuring expenditures as goodwill, the realization of certain deferred tax benefits, the change in tax rates and the transitional provision in 2002 with respect to impairment of goodwill. Under US GAAP, the restructuring expenditures, the change in tax rates and the transitional provision with respect to goodwill would have been recorded in the statement of operations and the benefit of the deferred tax assets would have been recorded as a reduction of goodwill. See Note 17 to the December 31, 2002 Financial Statements included under Item 18.

AMOUNTS IN ACCORDANCE WITH US GAAP

	As at and for the Year Ended December 31

	2002	2001	2000	1999	1998

	(in millions of Cdn. dollars except per share data)
Net Income (loss)	(2.9)	1.3	0.9	(5.4)	2.3
Net Income (loss) Per Share
Basic earnings per share
Continuing operations	(0.17)	(0.05)	(0.03)	(0.32)	0.09
Net income (loss)	(0.17)	0.08	0.05	(0.32)	0.14
Diluted earnings per share
Continuing operations	(0.17)	(0.05)	(0.03)	(0.32)	0.09
Net income (loss)	(0.17)	0.08	0.05	(0.32)	0.13
Total Assets	98.2	111.5	164.7	136.6	126.2
Shareholders’ Equity	45.8	48.6	47.2	44.9	49.9

All dollar amounts set forth in this Annual Report on Form 20-F are in Canadian dollars, except where otherwise indicated. The following table sets forth (i) the rates of exchange for the Canadian dollar, expressed in US dollars, in effect at the end of each of the periods indicated; (ii) the average of exchange rates in effect on the last day of each month during such periods; and (iii) the high and low month end exchange rates during such periods in each case based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

	Year Ended December 31,

	2002	2001	2000	1999	1998

Rate at end of period	.6331	.6279	.6666	.6929	.6534
Average rate during period	.6368	.6460	.6733	.6730	.6740
High	.6618	.6695	.6902	.6929	.7105
Low	.6199	.6242	.6428	.6537	.6343

	2003				2002

	April	March	February	January	December	November

Rate at end of period	.6976	.6806	.6724	.6540	.6331	.6388
Average rate during period	.6856	.6775	.6612	.6489	.6413	.6364
High	.6976	.6823	.6725	.6570	.6462	.6439
Low	.6736	.6708	.6531	.6350	.6331	.6289

On May 12, 2003, the noon buying rate in Canadian dollars was US$.7200 = Cdn. $1.00.

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk factors

CE Franklin has made in this Form 20-F, and may from time to time otherwise make in other public filings, press releases and discussions with management, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements, among others, about CE Franklin’s operations, performance and financial results and conditions, as described in more detail in Item 5 of this Form 20-F, under the heading “Forward-Looking Statements.” Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied by the forward-looking statements. Some of these risks and uncertainties are detailed below and elsewhere in this Form 20-F and in CE Franklin’s other public filings, press releases and discussions with CE Franklin’s

5 of 45

management. CE Franklin undertakes no obligation to update or revise any forward-looking statements, except as required by law.

In addition to the information set forth elsewhere in this Form 20-F, the following factors should be carefully considered when evaluating CE Franklin.

Fluctuations in oil and gas prices could affect the demand for CE Franklin’s products and services and, therefore, CE Franklin’s revenues, cash flows and profitability. CE Franklin’s operations are materially dependent upon the level of activity in oil and gas exploration and production. Both short-term and long-term trends in oil and gas prices affect the level of such activity. Oil and gas prices and, therefore, the level of drilling, exploration and production activity can be volatile. Factors that can cause price fluctuations include:

•	relatively minor changes in the worldwide supply of and demand for oil and natural gas;

•	the ability of the members of the Organization of Petroleum Exporting Countries (“OPEC”) to maintain price stability through voluntary production limits;

•	the level of production by non-OPEC countries;

•	North American demand for gas;

•	general economic and political conditions; and

•	the presence or absence of drilling incentives such as Canadian provincial royalty holidays, fluctuation in the value of the Canadian dollar, availability of new leases and concessions and government regulations regarding, among other things, export controls, environmental protection, taxation, price controls and product allocation.

Worldwide military, political and economic events, including initiatives by OPEC, affect both the demand for, and the supply of, oil and gas. Fluctuations during the last few years in the demand and supply of oil and gas have contributed to, and are likely to continue to contribute to, price volatility. CE Franklin believes that any prolonged reduction in oil and gas prices would depress the level of exploration and production activity. This would likely result in a corresponding decline in the demand for CE Franklin’s products and services and could have a material adverse effect on CE Franklin’s revenues, cash flows and profitability. There can be no assurances as to the future level of demand for CE Franklin’s products and services or future conditions in the oil and gas and oilfield supply industries.

Adverse weather conditions could temporarily decrease the demand for CE Franklin’s products and services. CE Franklin’s financial performance is tied closely to the seasonality of drilling activity. Higher drilling activity in Canada is generally experienced in the winter months. In the spring and early summer, drilling activity slows due to the difficulty in moving equipment during the spring thaws. To the extent that unseasonable weather conditions such as excessive rain or unusually warm winters affect the ability of CE Franklin’s customers to access their oil and gas wells, then the demand for CE Franklin’s products and services would temporarily decrease and the Company’s cash generated from operations would be adversely affected.

CE Franklin operates in a highly competitive industry, which may adversely affect CE Franklin’s revenues, cash flows and profitability. The Canadian oilfield supply industry in which CE Franklin operates is very competitive. The Company believes that its future profitability is partially influenced by competitive factors beyond its control, including:

•	the ability of some customers to purchase oilfield supplies directly from the manufacturer rather than from independent oilfield supply distributors;

•	the ability for new brokers and distributors to enter the tubular supply business and the general supply business if the oil and gas industry were to experience significant growth in drilling activity; and

•	price competition among major supply companies.

CE Franklin and its largest competitors generally operate at low profit margins due to price competition. Price competition is due in part to consumer price pressure, in addition to the major supply companies competing for the same business.

Shifts in drilling activity from conventional oil to gas would decrease CE Franklin’s revenues, cash flows and profitability. CE Franklin sells an average of 3.5 times more product into an oil well versus a gas well and as a result a change in oil well completion activity has an impact on sales.

6 of 45

The loss of CE Franklin’s major supplier for its tubular goods business could adversely affect the Company’s revenue and gross profit. A substantial portion of CE Franklin’s business is the sale of tubular goods that are primarily obtained from one supplier. For the year ended December 31, 2002, 29.5% of CE Franklin’s revenue and 11.6% of CE Franklin’s gross profit was from the sale of oilfield tubular goods. Although the Company believes that it has historically had and continues to have a good relationship with its supplier, there can be no assurance that such relationship will continue. In the event the Company is unable to source tubular supplies from its existing supplier, then CE Franklin would need to search for an alternate supplier of these goods. Such suppliers are available.

Item 4:	Information on the Company

Overview

CE Franklin Ltd. engages in the purchasing, warehousing, selling and servicing of supplies and equipment for oil and gas exploration and production in Canada. CE Franklin also distributes pipe, valves and fittings, to large capital construction projects in the oilsands, refining, heavy oil and petrochemical industries. Brittania Industries Inc., a 50% owned subsidiary of CE Franklin, manufactures, sells, rents and services natural gas boosters, casing gas compressors and vapor recovery equipment. The Company’s main focus is to leverage on long-term relationships with many leading manufacturers who depend on CE Franklin to get their products efficiently into the hands of hundreds of engineering, drilling, production and well servicing companies throughout Canada’s oil and gas producing regions.

A.	History and development of the Company

In November 1993, Franklin Supply Company Ltd., a Canadian company (“Franklin”) completed its initial public offering and its shares were listed on the American Stock Exchange and now trade under the symbol “CFK”.

CE Franklin is the result of the combination by reverse takeover of Franklin and Continental Emsco Company Limited (“CEL”) on November 3, 1995. On January 1, 1996, Franklin Supply and its wholly owned subsidiary CEL amalgamated, resulting in CE Franklin. On September 26, 1996, the common shares of CE Franklin began trading on The Toronto Stock Exchange under the symbol “CFT”.

On May 29, 1999, Smith International Inc. acquired all the common shares previously held by Continental Emsco Company, which constituted 51.2% of the Company’s outstanding common shares. As of May 12, 2003 Smith International owned 55.1% of common stock outstanding.

On February 1, 2002 CE Franklin amalgamated with its wholly owned subsidiary CEF Technologies Inc.

On January 31, 2003 the Company transferred the property and equipment and operations of its Brittania Compression operations into a wholly owned subsidiary, Brittania Industries Inc. Subsequently a 50% interest in the new subsidiary was sold for $538,000.

The Company is registered in the province of Alberta in the country of Canada. The principal address and telephone number is as follows:

CE Franklin Ltd. Suite 1900 300 – 5th Avenue S.W. Calgary, Alberta Canada T2P 3C4 403-531-5600

Principal Capital Expenditures and Divestitures

On January 31, 2003 the Company transferred the property and equipment and operations of its Brittania Compression operations into a wholly owned subsidiary, Brittania Industries Inc. Subsequently a 50% interest in the new subsidiary was sold for $538,000..

On December 18, 2001 the Company sold its Domino Machine operations for net cash proceeds of $7,924,000 resulting in a net after tax gain of $1,102,000. Domino Machine provided custom machining services to the energy industry and was not considered a core operation to the Company. The net proceeds from this transaction were used to reduce the Company’s outstanding bank operating loan.

CE Franklin did not acquire or divest any businesses from 2000 to 2002 other than those disclosed above.

7 of 45

The Company has discussed possible combinations with complementary businesses and competitors. The Company has not entered into any agreement with respect to any prospective acquisition. The Company intends to continue discussions and to make acquisitions in the future when they are deemed advantageous to the Company. There can be no assurance that the Company will be able to expand its Canadian operations by further acquisitions. In addition, if the Company makes acquisitions, there can be no assurance that such transactions will prove to be profitable for the Company.

B.	Business overview

General

CE Franklin has two identifiable industry segments, which are the distribution of equipment and supplies, including tubular goods, to producers of oil and gas (“Distribution”) and manufacturing for rent or sale of gas compression equipment (“Manufacturing”). See note 14 “Segmented Information” to the December 31, 2002 Financial Statements included under Item 18.

Distribution

CE Franklin sells general oilfield supplies (General Supplies) through its 37 service center locations, which are mainly situated in Western Canadian towns and smaller cities that have grown to serve particular oil and gas fields. In addition, CE Franklin targets major capital construction projects in oilsands, refining, heavy oil and petrochemical as well as non-oilfield related industries. For the year ended December 31, 2002, the Company generated $178.0 million (68.1% of its sales) in sales (2001 — $223.1 million; 2000 — $204.3 million) from the sale of General Supplies. CE Franklin, from time to time, will open or close service centers to meet customers’ requirements and fluctuating market conditions. The service centers not only act as the retail “one stop shop” for the oil and gas industry by providing over 26,000 regularly-stocked Stock Keeping Units (“SKU’s”) of product, but they also provide the field with essential services to support the oil and gas producers. The service centers provide materials management services to enable the customers to get the right products at the right time. Should the service center not have a particular product in stock, it has overnight access to the centralized distribution center in Edmonton, Alberta.

Other services provided by the service centers include pump repair, customized pump designs and testing, convenient hours and locations plus 24-hour on call service. In addition, CE Franklin provides well optimization analysis and onsite project management.

CE Franklin manages its buying and distribution through a 100,000 square-foot centralized distribution center (the “Distribution Center”) located in Edmonton, Alberta. The Distribution Center is strategically located within reasonable proximity to a majority of vendors and acts as the hub for the service centers. Its location reduces freight costs through effective consolidation of shipments. It provides a cross-dock function that minimizes inventory levels and maximizes service through automatic stock replenishment. The Distribution Center is International Standards Organization 9002-94 (“ISO”) certified which is required by a growing number of customers in conformance with their own ISO programs.

For the supply chain to be effective, strong relationships must be cultivated between the Company and its customers. Several customers have looked to CE Franklin for its expertise in materials management and other service support. The formal arrangement between the Company and its customers is referred to as an “alliance” or an “enhanced business relationship”.

Through building alliances, the Company now manages over 50 warehouses for its customers. The trend is for customers to focus on their core competencies and outsource non-core areas.

The Company sells tubular goods in Canada, the steel pipe, which is used to line oil and gas wells, and the tubing that is used to bring the production to the surface. It is also a major distributor of line pipe for oil and gas gathering systems.

During 2002, the Company generated $77.1 million 29.5% of its sales) from the sale of tubular goods (2001 — $148.0 million; 2000 — $148.8 million). Although margins are lower in these products, operating efficiencies, a small infrastructure, and low inventory levels make these sales and earnings a significant part of the Company’s operations. Most tubular sales are made from the Company’s headquarters in downtown Calgary, where most of the Canadian oil and gas producers also have their headquarters. Deliveries of pipe are made directly from the field inventories of the manufacturers to the well site or the site where surface line pipe will be laid.

A significant portion of the tubular goods sold by the Company are primarily products manufactured by IPSCO Inc., which is a steel manufacturer with manufacturing facilities for tubular goods in Regina, Calgary and Red Deer in Canada. The Company relies on IPSCO Inc. for the supply of tubular products

8 of 45

that comprise a material portion of its revenues. The Company believes that it has historically had and continues to have a good relationship with IPSCO Inc. The Company will import tubular goods from overseas manufacturers to supplement its inventory from Ipsco Inc.

Manufacturing

The Company’s manufacturing operations is comprised of Brittania Compression. Brittania operates out of one service center, which manufactures, sells and rents air and gas compressor packages. During 2002, Brittania Compression generated $6.2 million (2.4% of sales) (2001 — $6.7 million; 2000 — $6.3 million).

On January 31, 2003 the Company transferred the property and equipment and operations of its Brittania Compression operations into a wholly owned subsidiary, Brittania Industries Inc. Subsequently, a 50% interest in the new subsidiary was sold for $538,000.

Business and operating strategy

The Company implemented a return to basics strategy in 2002. This strategy includes improving the Company’s value offering and service to its customers, increasing market share, maximizing gross profit margins, rationalizing expenses and improving earnings. CE Franklin has revised its value offering for its customer base and is leveraging its relationship with Wilson Supply, (a wholly owned division of Smith International, a 55.1% shareholder) to offer a North American solution to its customer base. Actions will continue in customer service excellence and operational effectiveness. CE Franklin will continue to grow its market share in the General Supplies business and is leveraging Wilson’s investment in mill and safety supplies. Inventory management and accounts receivable initiatives have significantly reduced the Company’s debt in the past two years.

Operations

Management of CE Franklin’s operations is divided into: sales, which includes product and account management and inside sales; marketing and supply, which includes central purchasing; operations, which includes strategically located service centers, the Distribution Centre, and information technologies; customer service, safety and quality; finance and administration; and business effectiveness (human resources).

Product management includes the technical and sales personnel who specialize in providing sales and service for one of the Company’s prominent or specialized product lines, such as steel and fiberglass tubulars, valves and production equipment. Product managers are responsible for the profitability of their product specialty, from the vendor through to the customer. To ensure coordination and close contact with all of the Company’s major customers, a group of salesmen, working out of Calgary, Alberta where the Company’s customers head offices are located, act as account managers with specific individual responsibilities for managing the Company’s business and alliance relationships with its customers. The inside sales group is responsible for coordinating the preparation of hundreds of competitive bid packages each year for Canadian and international sales.

Individual district managers are responsible for the service center in their district. The service center is the front line interface with the customer. The Distribution Center provides centralized materials management services for CE Franklin’s service centers. The information technologies group is a fundamental component of providing service to customers. The marketing and supply group is responsible for inventory procurement, pricing and margins. Customer service, safety and quality ensure processes and procedures are in place to deliver customer service.

Competition

The Canadian oilfield supply industry is highly competitive and fragmented. CE Franklin and its largest competitors generally operate at low profit margins due to price competition. Price competition is due to customer price pressure and to competition among the major supply companies for the same business. Costs of goods may not be subject to competitive pressures due to the ability of manufacturers of certain products, particularly tubular products, to hold the prices at which they sell their products. The Company believes that its future profitability is partially influenced by additional competitive factors beyond its control, including the ability of some customers to purchase oilfield supplies directly from the manufacturer rather than from independent oilfield supply distributors. In addition, if the oil and gas industry were to experience significant growth in drilling activity, new brokers could enter the tubular supply business. The business of selling supplies from service centers is less susceptible to entry by new competitors because this business requires greater capital investment.

9 of 45

There are approximately 230 oilfield supply stores in Canada operated by 14 substantial companies, and there are approximately 20 dealers in oilfield tubulars. However, only CE Franklin and one other company can offer a North-American solution and eCommerce capabilities similar to CE Franklin Ltd. The oilfield supply market is part of the larger industrial supply market, which is also served in part by numerous other competitors. Some of CE Franklin’s major competitors have manufacturing divisions or affiliates that produce some of their product lines. This vertical integration may place the Company at a cost disadvantage. The general supply market is further fragmented by (i) other companies that specialize in the sales of certain oilfield products, (ii) general industrial supply houses that overlap with the oilfield suppliers, (iii) manufacturers who sell directly to the oil and gas industry and (iv) major oil companies that sometimes purchase directly from manufacturers on large orders.

Smith International Inc., which owns 55.1% of the Company as of May 12, 2003, and its affiliates, including Wilson Supply has indicated that they will not compete with CE Franklin Ltd. However, Smith International and Wilson Supply may compete with CE Franklin at a future date, particularly with respect to international sales.

In many of the established oil and gas producing countries outside of North America, oilfield equipment and supplies are sold and supplied differently and accordingly, North American-style service centers are not common. As a result of price competition in Canada, profit margins in the industry are typically not high and profitability is achieved by continuously improving the effectiveness of personnel and the efficiency of systems.

CE Franklin’s financial performance is tied closely to the seasonality of drilling activity. Higher drilling activity in Canada is generally experienced in the winter months. In the spring and early summer, drilling activity slows due to the difficulty in moving equipment during the spring thaws. To the extent that unseasonable weather conditions such as excessive rain or unusually warm winters affect the ability of CE Franklin’s customers to access their oil and gas wells, then the demand for CE Franklin’s products and services would temporarily decrease.

C.	Organizational structure

On February 1, 2002 CE Franklin amalgamated with its wholly owned subsidiary, CEF Technologies Ltd. The Company operated under one legal entity, CE Franklin Ltd. from February 1, 2002 to January 31, 2003.

On January 31, 2003 the Company transferred the property and equipment and operations of its Brittania Compression operations into a wholly owned subsidiary, Brittania Industries Inc. Subsequently a 50% interest in the new subsidiary was sold for $538,000.

D.	Property, plant and equipment

Description of Property

The Company’s headquarters is located in Calgary, Alberta and its Distribution Center is based in Edmonton, Alberta. The Company has 27 service centers in Alberta, five in Saskatchewan, five in British Columbia, one in Manitoba and one in Ontario. In addition, the Company has one assembly facility in Alberta. The Company leases 33 facilities, and owns four facilities. The owned properties represent three service centers in Alberta, and one service center in Saskatchewan. The owned properties are subject to a general security agreement in favor of the Company’s principal lender.

The current capacity at the Company’s facilities is considered adequate to meet current market demand, therefore there are no current material plans to construct new facilities.

The Company is not aware of any environmental issues that could have a material impact on any of its properties.

Item 5:	Operating and Financial Review and Prospects

Forward Looking Statements

The information in this Form 20-F, including this Item 5, may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that CE Franklin plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements. These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events. When considering forward-looking statements, you should keep in mind the risk factors

10 of 45

and other cautionary statements in this Form 20-F, including those in Item 3D under the caption “Risk Factors.”

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

•	planned capital expenditures and working capital and availability of capital resources to fund capital expenditures and working capital;

•	the Company’s future financial condition or results of operations and future revenues and expenses;

•	the Company’s future gross profit and net profit margins;

•	the Company’s business strategy and other plans and objectives for future operations;

•	fluctuations in worldwide prices and demand for oil and gas;

•	fluctuations in levels of gas and oil exploration and development activities; and

•	fluctuations in the demand for the Company’s products and services.

We caution you that these forward-looking statements are subject to all of the risks and uncertainties, many of which are beyond CE Franklin’s control. These risks include, but are not limited to, economic conditions, seasonality of drilling activity, any shift in drilling activity from conventional oil to gas and heavy oil, commodity price volatility for oil and gas, currency fluctuations, inflation, regulatory changes and the other risks described in Item 3D under the caption “Risk Factors.”

Should one or more of the risks or uncertainties described above or elsewhere in this Form 20-F occur, or should underlying assumptions prove incorrect, the Company’s actual results and plans could differ materially from those expressed in any forward-looking statements.

All forward-looking statements expressed or implied, included in this Form 20-F and attributable to CE Franklin are qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that CE Franklin or persons acting on its behalf might issue. CE Franklin does not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date of filing this Form 20-F with the Securities and Exchange Commission, except as required by law.

A.	Results of Operations

Comparison of 2002 to 2001

The average price of oil during 2002 was U.S. $26.10 (West Texas Intermediate) and the average price of gas was Cdn. $4.18 (Aeco spot price). Oil and gas commodity prices started 2002 with the price of oil at U.S. $19.51 and the price of gas at Cdn. $3.52, and as a result many exploration and production (“E & P”) companies reduced their capital spending programs for 2002. Although commodity prices improved significantly during the year with the price of oil and gas ending the year at U.S. $29.42 and Cdn. $5.97, respectively, this increase in oil and gas prices did not result in a revision in E & P companies capital spending programs for 2002.

The total number of oil and gas wells completed during 2002 (excluding dry/service wells) in western Canada decreased 18.4% to 12,977 wells completed as compared to 15,902 wells completed during 2001. The average rig count decreased 22.7% to 265 rigs during 2002 compared to 343 rigs during 2001.

Oil well completions accounted for 3,856 (29.7%) of total wells competed in 2002 as compared to 4,702 (29.6%) in 2001, while gas well completions accounted for 9,121 (70.3%) of total wells completed in 2002 as compared to 11,200 (70.4%) in 2001.

Sales

Sales for the year ended December 31, 2002 decreased to $261.3 million from $377.8 million for the year ended December 31, 2001.

Sales for General Supplies decreased $45.1 million or 20.2% to $178.0 million during 2002 from $223.1 million during 2001. Of this decline, $19.8 million relates to the completion of a large capital oilsands project in northern Alberta in 2001. Excluding this capital project, General Supplies sales decreased 12.7% or $25.3 million for the year ended December 31, 2002 while well completion activity decreased 18.4% during 2002.

Tubulars sales for the year ended December 31, 2002 were $77.1 million, a decline of 47.9% or $70.9 million, as compared to $148.0 million for the year ended December 31, 2001. The decrease in Tubulars

11 of 45

sales is attributed to E & P customer merger and acquisition activity, resulting in larger customers’ now being able to directly access steel mills and to the overall decline in activity levels.

Gross Profit

Total gross profit decreased $7.1 million or 16.2% to $36.7 million in 2002 as compared to $43.8 million during 2001. Included in the 2001 gross profit of $43.8 million was a $1.1 million inventory write-down. Excluding the inventory write-down, total gross profit decreased $8.2 million or 18.2% for the year ended December 31, 2002 as compared to the year ended December 31, 2001.

Average gross profit margin for the year ended December 31, 2002 increased to 14.0% from 11.6% for the year ended December 31, 2001. General Supplies profit margin increased to 17.3% from 15.4% due to the $1.1 million inventory write down described above coupled with lower margins earned on the capital oilsands project, which was completed in 2001. Excluding these two items, 2002 General Supplies profit margin was consistent with 2001.

Tubulars gross profit margin increased marginally in 2002 to 5.5% from 5.2%.

Selling, General and Administrative Costs (SG&A)

For the year ended December 31, 2002, SG&A costs decreased $4.2 million or 10.5% to $35.5 million from $39.7 million. Included in 2002 and 2001 SG&A were approximately $1.2 million and $1.7 million, respectively, in charges relating to severance, termination and closure costs. With the decline in drilling activity and well completions during the last six months of 2001, and during 2002 the Company adjusted its infrastructure to support the reduced revenue levels.

As a result of the Company’s restructuring efforts, SG&A decreased by $3.7 million or 9.7% during 2002 as compared to 2001. CE Franklin reduced its employee base by 25.3% to 327 employees as at December 31, 2002 from 438 employees as at September 30, 2001 to offset the decline in activity levels. As a result of the employee reductions, gross profit per employee increased to $112,000 per employee in 2002 from $98,000 in 2000 and $107,000 in 2001.

EBITDA1

Earnings before interest, tax, depreciation, amortization and other expenses (EBITDA) for the year ended December 31, 2002 decreased to $1.2 million from $4.1 million. The $116.5 million decrease in sales resulting from the 18.4% decline in well completion activity coupled with the reduction in Tubulars sales resulted in only 2.5% decremental flow through to EBITDA. This was due to an improvement in gross profit margins from 11.6% to 14.0%, and a reduction in SG&A by $4.2 million.

Income (loss) before Income Taxes, and Income (loss) from Continuing Operations

Loss from continuing operations before income taxes was $3.9 million for the year ended 2002 as compared to a loss of $2.1 million for the year ended 2001. The $1.8 million decline in income reflects the $2.9 million reduction in EBITDA coupled with an increase in depreciation expense of $366,000 relating to the Company’s eCommerce initiative offset by a reduction in interest and other expense of $1.4 million. The reduction in interest expense reflects lower debt levels due to better working capital management by the Company and the sale of its Domino Machine operations at the end of 2001.

Loss from continuing operations was $2.5 million or a loss of $0.15 per share (diluted) for 2002 as compared to a loss of $1.6 million or $0.09 per share (diluted) for 2001.

Discontinued Operations – Year Ended December 31, 2001

On December 18, 2001 the Company sold its Domino Machine operations for net cash proceeds of $7.9 million resulting in an after tax gain on disposition of $1.1 million. Domino Machine provided custom-machining services to the energy industry, which was not considered a core operation to the Company. The net proceeds from this transaction were used to reduce the Company’s outstanding bank operating loan. Results for Domino Machine operations were included in the 2001 and 2000 Statements of Operations.

[1]	Non-GAAP Earnings Measures
The Company’s EBITDA results are presented to provide the reader with operating financial information that is comparable to prior years’ operating financial information. It should be noted that EBITDA is not defined by Canadian generally accepted accounting principles and has no standardized meaning. Therefore, these results may not be readily comparable to other companies’ presentations of operating results. EBITDA is defined as earnings before interest, tax, depreciation and amortization.

12 of 45

Net Income and Earnings per Share

Net loss for the year ended 2002 was $2.5 million or $0.15 per share (diluted) as compared to net income of $619,000 or $0.04 per share (diluted) for 2001.

Comparison of 2001 to 2000

Commodity prices for oil and gas had a significant impact on drilling activity in western Canada during 2001. The average price for oil in 2001 was U.S. $25.41 and the average price for gas was Cdn. $6.09. However, commodity prices dropped significantly during the last six months of 2001, and as at December 31, 2001 the price of oil and gas was U.S. $19.51 and Cdn. $3.52, respectively.

The total number of oil and gas wells completed during 2001 (excluding dry/service wells) in western Canada increased 10.5% to 15,902 wells completed as compared to 14,395 wells completed during 2000. Oil and gas wells completed in western Canada for the first six months of 2001 exceeded 2000 by 28.5%. However, the number of well completions during the last six months of 2001 declined by 3.0% as compared to 2000 reflecting the decline in activity levels during the second half of 2001 as a result of the weakening in commodity prices during the year.

Oil well completions accounted for 4,702 (30%) of total wells completed in 2001 as compared to 5,466 (38%) in 2000, while gas completions accounted for 11,200 (70%) of total wells completed in 2001 as compared to 8,929 (62%) in 2000.

Sales

Sales for the year ended December 31, 2001 increased 5.1% to $377.8 million from $359.4 million for the year ended December 31, 2000.

Sales for General Supplies increased 9.2% or $18.7 million to $223.1 during 2001 from $204.4 million in 2000. Approximately $10.7 million of the sales increase relates to the Company delivering pipe, valves and fittings to a large oilsands project. This project was completed in 2001. The remainder of the increase relates to the Company’s traditional General Supplies sales reflecting the general increase in well completion activity during 2001.

Tubular sales remained relatively constant at $148.0 million during 2001 as compared to 2000. Although drilling activity increased during 2001, the majority of the increase was in shallow gas wells, which has a small component of Tubular sales.

Gross Profit

Total gross profit increased $1.1 million or 2.5% to $43.8 million in 2001 as compared to $42.7 million during 2000. The increase in gross profit dollars reflects the increased sales for the Company’s General Supplies and manufacturing operations offset by $1.1 million inventory write-down. As a result of the decline in activity levels during the last six months of 2001, the Company reviewed its inventory to determine if there was an increase in obsolescence or impairment in value. This resulted in the additional inventory write-down of $1.1 million relating to the General Supplies and manufacturing operations.

Average gross profit margin for the year ended December 31, 2001 decreased marginally to 11.6% from 11.9%. Excluding the inventory write-down, gross profit margin for 2001 was 11.9% and consistent with 2000. General Supplies profit margin decreased to 15.4% from 16.4% due to the inventory write-down described above coupled with lower gross profit margins for the large oilsands project, which is typical with distribution of pipe valves and fittings to such projects.

Selling, General and Administrative Costs (SG&A)

For the year ended December 31, 2001, SG&A costs increased $5.0 million or 14.4% to $39.7 million from $34.7 million. Included in SG&A was approximately $1.7 million in charges relating to severance, termination and closure costs. With the decline in drilling activity and well completions during the last six months of 2001, the Company adjusted its infrastructure to support the reduced revenue levels.

Excluding these charges SG&A increased by $3.3 million or 9.5% during 2001 as compared to 2000. This increase relates to salary costs in General Supplies and Tubulars of $2.0 million relating to increased activity levels in the last half of 2000 and the first half of 2001.

13 of 45

EBITDA1

Earnings before interest, tax, depreciation and amortization and other expenses (EBITDA) for the year ended December 31, 2001 decreased to $4.1 million from $8.0 million. Included in the $3.9 million decrease was the $2.8 million of charges relating to inventory write-downs, severance, termination and closure costs, the $3.3 million increase in SG&A from operations offset by the $2.1 million increase in gross profit.

Income (Loss) from Continuing Operations before Income Taxes, and Income (loss) from Continuing Operations

Loss from continuing operations before income taxes was $2.1 million for the year ended 2001 as compared to income of $1.5 million for 2000. The decline in income reflects the $3.9 million reduction in EBITDA coupled with an increase in an amortization expense of $352,000 relating to the Company’s eCommerce initiative offset by a reduction in interest expense of $668,000. The reduction in interest expense reflects lower debt levels due to better working capital management by the Company coupled with a reduction in the Canadian prime interest rate.

Loss from continuing operations was $1.6 million or a loss of $0.09 per share (diluted) for 2001 as compared to income of $210,000 or $0.01 per share (diluted).

Net Income and Earnings per Share

Net income for the year ended 2001 was $619,000 or $0.04 per share (diluted) as compared to $1.5 million or $0.08 per share (diluted) for 2000. Domino Machine, which was sold on December 18, 2001, was included in the 2001 and 2000 results.

B.	Liquidity and Capital Resources

Asset Management

CE Franklin maintains debt primarily to finance its working capital requirements. CE Franklin’s total average capitalization (financed debt plus equity) improved in 2002 with average debt of 31.2% (of total capitalization) in 2002 and 43.5% in 2001 and average equity of 68.8% in 2002 and 56.5% in 2001.

Average Days Sales Outstanding (DSO) was 49.8 days in 2002 as compared to 46.1 days in 2001. Trade accounts receivable is tightly managed by the Company with daily calls to customers to solve payment issues. In addition, the Company’s accounts receivable team works closely with customers to help simplify payment and approval processes. Bad debt expense in 2002 was $688,000 compared to $1.0 million in 2001.

Total inventory for the Company decreased by $10.2 million ($9.3 million from a cash flow perspective) or 20.0% to $40.7 million. CE Franklin measures the quality of inventory with an inventory turns calculation. Inventory turned 4.9 times in 2002, compared to 5.4 times in 2001. The Company monitors its inventory on a daily basis in order to reduce surplus, improve turns, and reduce obsolescence.

In the normal course of business, the Company enters into foreign currency exchange contracts with financial institutions to fix the value of liabilities and future commitments.

Cash Management

In 2002, CE Franklin generated $974,000 in cash flow from continuing operations, $1.4 million of cash flow from the collection of accounts receivable and generated $9.3 million in cash flow from the reduction of inventories. The Company used this cash generated to reduce its accounts payable and accrued liabilities and bank overdraft by $14.8 million, and invested $1.2 million in capital assets. These primary activities resulted in CE Franklin increasing its bank line of credit by $5.2 million.

At December 31, 2002, CE Franklin had a $35.0 million credit facility. During the year ended December 31, 2002, the Company was offside of certain financial ratio covenants relating to earnings, which were

[1]	Non-GAAP Earnings Measures
The Company’s EBITDA results are presented to provide the reader with operating financial information that is comparable to prior years’ operating financial information. It should be noted that EBITDA is not defined by Canadian generally accepted accounting principles and has no standardized meaning. Therefore, these results may not be readily comparable to other companies’ presentations of operating results. EBITDA is defined as earnings before interest, tax, depreciation and amortization.

14 of 45

waived by the Company’s primary lender. In management’s opinion the $35.0 million credit facility is considered sufficient to finance its current operating needs.

See item 3D, Risk factors.

C.	Research and Development, Patents and Licenses, etc.

Not applicable.

D.	Trend Information

See Item 4B and Item 5A.

Item 6:	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth-certain information about our directors and leadership team, as of May 12, 2003.

Name and Municipality of Residence	Age	Position with CE Franklin Ltd.

Michael S. West(1)	40	President, Chief Executive Officer
Calgary, Alberta		and Director
James E. Baumgartner	48	Vice President, Sales
Edmonton, Alberta
Brent W. Greenwood	48	Vice President, Marketing and Supply
Calgary, Alberta
Ronald L. Koper	44	Vice President, Business Effectiveness
Calgary, Alberta
Timothy M. Ritchie	32	Vice President, Operations
Calgary, Alberta
Salvatore Secreti	43	Vice President and
Calgary, Alberta		Chief Financial Officer
Roderick H. Tatham	44	Director of Quality and Customer Service
Calgary, Alberta
John J. Kennedy(3)(4)	50	Director
Houston, Texas
S. Douglas Martin(1)(2)(3)(4)	71	Director
Calgary, Alberta
Douglas L. Rock(1)(2)	56	Director
Houston, Texas
Gordon R. Schnell(3)(4)	69	Director
Cochrane, Alberta

Notes:

1)	Member of Corporate Governance and Nominating Committee.

2)	Member of Compensation Committee.

3)	Member of Audit Committee.

4)	Member of Environment, Health & Safety Committee.

The terms of office for each of the directors will expire at the time of the May 2004 annual shareholders meeting. The following is a summary of the background of each director and member of the Company’s leadership team.

Michael S. West is the President and Chief Executive Officer. He was appointed to CE Franklin’s Board of Directors in January 2002. Mr. West has held various positions including Vice President, Operations for a major competitor in the oilfield supply and distribution business. Prior to joining the oil and gas sector in 1996, he worked for 11 years in various capacities in the automotive after-markets industry.

15 of 45

James E. Baumgartner is Vice President, Sales. He has over 21 years experience in the management of the pipe, valves and fittings in the supply industry in Canada in addition to domestic and international oilfield supply experience.

Brent W. Greenwood is Vice President, Marketing and Supply. He graduated from the University of Saskatchewan with a Bachelor of Arts (Honours) in 1974 and a Masters of Arts in History in 1976. He graduated from the University of Calgary in 1999 with a Masters of Business Administration (MBA). He started his career with Franklin Supply in 1980 and has held various positions with the Company over the past 21 years primarily specializing in the Tubulars division.

Ronald L. Koper is the Vice President, Business Effectiveness. He graduated from the University of Calgary in 1984 with a Bachelor of Commerce. Since then he has dedicated his career to the human resources and organizational development profession. Prior to joining the Company in 2000 he completed over six years experience as a private organizational change consultant with a diverse client list of large and mid-sized Canadian Corporations.

Timothy M. Ritchie is the Vice President, Operations. He graduated from the University of Lethbridge with a Bachelor of Arts in 1993 and in 2000 earned his Masters of Business Administration (MBA) from the University of Calgary. He began his career with Franklin Supply in the field over nine years ago and has progressively taken on more senior roles for the Company.

Salvatore Secreti is the Vice President and Chief Financial Officer. He graduated from the University of Calgary with a Bachelor of Commerce degree in 1981 and earned his Chartered Accountant (CA) designation in 1985. Since leaving public practice in 1985, he has been the Controller or Chief Financial Officer at various public and private companies in a variety of industries. He joined CE Franklin as Vice President and Chief Financial Officer in January 2001.

Roderick H. Tatham is the Director of Customer Service and Quality. He is responsible and accountable for the redesign and implementation of all business processes related to customer service and operational performance. Prior to joining CE Franklin Ltd. in May 2002 he worked in various capacities as Manager of Business Process & Quality, Branch Manager, Quality Assurance Manager and Materials Coordinator.

John J. Kennedy became a Director of CE Franklin Ltd. In May 1999. He is President and Chief Executive Officer of Wilson Supply, a division of Smith International, Inc. Prior to this position Mr. Kennedy was the Chief Financial Officer of Smith International, Inc. Mr. Kennedy has worked in the energy industry for the past 24 years, and has held various executive and management level positions with Smith International, Bow Valley Petroleum, and Brown & Root. Mr. Kennedy has several professional memberships in both the United Kingdom and United States, including the Institute of Petroleum and Association of Corporate Treasurers.

S. Douglas Martin graduated from the University of Oklahoma with a Bachelor of Business Administration in 1955. He became a Director of Franklin Supply in 1993 and a Director of CE Franklin in 1995. Mr. Martin became Chairman of the Company in October 2001. Mr. Martin has over 47 years of experience in the energy industry in both the United States and Canada. His broad range of experience has been with energy supply and distribution companies as well as exploration and production companies.

Douglas L. Rock has been a Director of CE Franklin since 1999. He graduated from The Pennsylvania State University. Mr. Rock began his career with Smith International in 1974 and since then has had senior management roles. He is currently Chairman of the Board, Chief Executive Officer and President of Smith International, Inc.

Gordon R. Schnell was the President and Chief Operating Officer of CE Franklin Ltd. from 1995 to 1998 and interim President and Chief Executive Officer from October 2001 to January 2002. Before that time he started his career with Continental Supply Company in 1956 where he took on increasingly senior roles and eventually became the President of Continental Emsco Company Limited. Since his retirement in 1998, he has consulted to various companies in the oilfield service industry. Mr. Schnell has been on the Board since 1995.

B.	Compensation

The following table sets forth the compensation paid by the Company to the President and Chief Executive Officer and to each of the next four most highly compensated executive officers who were serving in such capacities at December 31, 2002, (collectively, “the Named Executive Officers”) for services rendered to the Company for the years ending December 31, 2002, 2001 and 2000 respectively:

16 of 45

					Long-Term Compensation

					Awards

					Securities	Restricted
	Annual Compensation				Under	Shares or	Payouts
					Options/	Restricted
				Other Annual	SARs	Share	LTIP	All Other
Name and		Salary	Bonus	Compensation(1)	Granted	Units	Payouts	Compensations
Principal Position	Year	($)	($)	($)	(#)	($)	($)	($)

Michael S. West President and Chief Executive Officer(2)	2002	187,642	—	—	211,495	—	—	—
Gordon R. Schnell	2002	24,616	—	—	10,000	—	—	—
Interim President and Chief Executive Officer(3)	2001	46,540	—	—	5,000	—	—	—
Salvatore Secreti	2002	176,000	15,520	—	78,083	—	—	—
Vice President and Chief Financial Officer(4)	2001	144,615	—	—	44,907	—	—	—
Brent Greenwood	2002	120,000	11,640		55,748
Vice President,	2001	109,846	—	—	9,968	—	—	—
Marketing and Supply	2000	94,915	—	—	8,037	—	—	—
Tim Ritchie	2002	120,000	11,640		55,748
Vice President,	2001	111,538	—	—	10,378	—	—	—
Operations	2000	98,192	—	—	8,371	—	—	—
Jim Baumgartner	2002	120,000	11,640	—	55,748	—	—	—
Vice President, Sales(5)	2001	57,230	—	—	10,000	—	—	—

(1)	Perquisites and other personal benefits do not, in the aggregate, exceed the lesser of $50,000 and 10 percent of the total of the annual salary and bonus for the financial year for any of the Named Executive Officers.

(2)	Mr. West was appointed President and Chief Executive Officer on January 15, 2002.

(3)	Mr. Schnell acted as interim President and Chief Executive Officer from October 16, 2001 to January 15, 2002. Mr. Schnell’s total compensation for 2002 includes a director’s fee and stock options of $10,000 and 10,000 stock options, respectively.

(4)	Mr. Secreti joined the Company on January 29, 2001.

(5)	Mr. Baumgartner joined the Company on July 3, 2001.

Aggregate Option Exercises During 2002 and Option Values at December 31, 2002

The following table sets forth information in respect of the aggregate stock options exercised by the Named Executive Officers during 2002 and the value of unexercised, in-the-money options as at December 31, 2002. The actual value of the unexercised in-the-money options will be determined by the market price of the Company’s common shares on the date such options may be exercised by any of the Named Executive Officers. There is no assurance that the values of such in-the-money options shown in this table will be realized.

					Value of Unexercised in-the-
			Unexercised Options/SARs at		Money Options/SARs at FY-End
	Securities	Aggregate	FY-End 2002		($)
	Acquired	Value
	on Exercise	Realized(1)	Exercisable	Unexercisable	Exercisable	Unexercisable(2)
Name	(#)	($)	(#)	(#)	(#)	(#)

Michael S. West(3)	—	—	nil	211,495	—	—
Gordon R. Schnell(4)	—	—	3,334	14,166	—	—
Salvatore Secreti	—	—	21,635	101,355	—	—
Brent Greenwood	—	—	16,679	64,069	—	—
Tim Ritchie	—	—	13,040	65,457	—	—
Jim Baumgartner	—	—	3,333	62,415	—	—

17 of 45

(1)	The “Aggregate Value Realized” was calculated by determining the difference between the market value of the securities acquired on the date of exercise (based on the Closing Price on the Toronto Stock Exchange on the date of exercise) less the exercise price of the options exercised.

(2)	The “Value of Unexercised In-The-Money Options at FY End” was calculated by determining the difference between the market value of the securities underlying the option at the end of the financial year and the exercise price of such options. At the end of the most recently completed financial year, the closing price of the Company’s Common Shares on the Toronto Stock Exchange was $3.20.

(3)	Mr. West was appointed President and Chief Executive Officer on January 15, 2002.

(4)	Mr. Schnell acted as interim President and Chief Executive Officer from October 16, 2001 to January 15, 2002. Mr. Schnell’s stock options represent stock options he holds as a director of the Company.

Stock Options Granted During 2002

The following options to purchase common shares of the Company were granted during 2002 to the Named Executive Officers of the Company pursuant to the terms of the Company’s Stock Option Plan.

	Securities	% of Total		Market Value of
	Under	Options/SARs		Securities Underlying
	Options/SARs	Granted to	Exercise or	Options/SARs on the
	Granted(3)	Employees in	Base Price	Date of Grant
Name	(#)	Financial Year	($/Security)	($/Security)	Expiration Date

Michael S. West(1)	55,217	6.3%	$3.50	$3.50	January 1, 2012
	100,000	11.4%	$3.30	$3.30	January 15, 2012
	56,278	6.4%	$3.49	$3.49	December 13, 2012
Gordon R. Schnell(2)	5,000	0.57%	$3.50	$3.50	February 15, 2012
	5,000	0.57%	$3.49	$3.49	December 13, 2012
Salvatore Secreti	36,812	4.2%	$3.50	$3.50	January 1, 2012
	41,271	4.7%	$3.49	$3.49	December 13, 2012
	27,609	3.1%	$3.50	$3.50	January 1, 2012
Brent Greenwood	28,139	3.2%	$3.49	$3.49	December 13, 2012
	27,609	3.1%	$3.50	$3.50	January 1, 2012
Tim Ritchie	28,139	3.2%	$3.49	$3.49	December 13, 2012
	27,609	3.1%	$3.50	$3.50	January 1, 2012
Jim Baumgartner	28,139	3.2%	$3.49	$3.49	December 13, 2012

(1)	Mr. West was appointed President and Chief Executive officer on January 15, 2002.

(2)	Mr. Schnell acted as interim President and Chief Executive Officer from October 16, 2001 to January 15, 2002. Mr. Schnell’s 10,000 stock options granted during 2002 represents stock options he was granted as a director.

(3)	Each option granted vests over three years at a rate of 1/3 per year.

Mr. Schnell and Mr. Boswell (a former director of the Company who did not stand for reelection at the May 1, 2003 annual general meeting) were paid $10,000 as Director’s fees in 2002. For 2002, Mr. Schnell and Mr. Boswell were each granted 10,000 stock options, 5,000 on February 15, 2002 and 5,000 on December 13, 2002, at a price of $3.50 and $3.49 respectively per share. Mr. Martin was paid $30,000 plus out-of-pocket expenses and granted 30,000 stock options, 5,000 on February 15, 2002, 10,000 on March 5, 2002 and 15,000 on December 13, 2002 at exercise prices of $3.50, $4.00 and $3.49, respectively, to act as Chairman of the Company. Directors are also reimbursed for their expenses incurred in respect of each meeting of the directors or special service. Employees of the Company receive no additional compensation for acting as directors of the Company. Directors who are not officers of the Company or an affiliate of the Company have in the past also been granted options to purchase common shares. No compensation was paid to any director of the company for their services as consultants or experts to the Company.

C.	Board practices

Directors are elected at each annual meeting to hold office for a term expiring at the close of the next annual meeting of shareholders. No specific term of office is applicable to executive officers; however, they are normally re-appointed annually. The last annual meeting was held May 1, 2003, and the next annual meeting is expected to be held during May 2004.

18 of 45

The Company has entered into employment contracts with the Director, President and Chief Executive Officer and the Vice President and Chief Financial Officer which provide for payment of up to 24 months and 12 months salary respectively, if employment is terminated without cause.

The members of CE Franklin’s audit committee are John J. Kennedy, S. Douglas Martin and Gordon R. Schnell and discharge their duties in accordance with the audit committee charter. The audit committee reviews and approves the scope of the audit procedures employed by the Company’s independent auditors, reviews the results of the auditors’ examination, the scope of audits, and the auditors’ comments with respect to internal controls and quality of financial reporting and CE Franklin’s accounting, financial and operating controls. The audit committee also reports to the board of directors with respect to such matters and recommends the selection of independent auditors. Before financial statements that are to be submitted to the shareholders at an annual general meeting are considered by the board of directors, such financial statements are submitted to the audit committee for review with the independent auditors. The audit committee then submits a report on the financial statements to the board of directors.

The compensation committee is comprised of S. Douglas Martin and Douglas L. Rock, all of whom are independent, non-employee directors of the Company. During 2002, no such member was a current or former officer or employee of the Company or any of its subsidiaries. The compensation committee of the board of directors is responsible for, among other matters, reviewing the performance objectives and compensation package for the President and Chief Executive Officer, recommending compensation and benefits packages for the Company’s leadership team and reviewing and approving fees paid to members of the board of directors.

D.	Employees

Year	Number of Employees as at December 31,	Percent of employees in General Supplies

2002	327	86
2001	421	80
2000	523	80

As of December 31, 2002, the Company had 327 employees, including part-time and hourly, all employed in Canada. During 2002 the Company reduced its employees due to a reduction in activity levels. The Company does not anticipate any material changes in its employee structure. CE Franklin’s personnel are not unionized, and there is very little union activity in the Canadian oilfield supply industry. The Company does not employ a significant number of temporary employees.

19 of 45

E.	Share ownership

As at May 12, 2003 no individual Director or individual listed under item 6A holds greater than 1% of the common stock outstanding.

Options Granted. As at May 12, 2003, the following options were outstanding under the Company’s 2002 Stock Option Plan:

Holder	Number of Options	Exercise Price - Cdn$	Date of Grant	Expiry Date

Directors (current)
	7,500	$7.50	February 18, 2000	February 8, 2005
	15,000	$6.05	February 16, 2001	February 16, 2006
	15,000	$3.50	February 15, 2002	February 15, 2012
	10,000	$4.00	March 5, 2002	March 5, 2012
	25,000	$3.49	December 13, 2002	December 13, 2012

	72,500

Employees
	93,802	$4.40	April 28, 1999	April 28, 2004
	58,500	$5.50	October 21, 1999	October 21, 2004
	145,864	$7.50	February 18, 2000	February 18, 2005
	49,500	$8.50	April 25, 2000	April 25, 2005
	227,846	$6.05	February 16, 2001	February 16, 2006
	41,500	$3.28	August 20, 2001	August 20, 2011
	310,831	$3.50	January 1, 2002	January 1, 2012
	100,000	$3.30	January 15, 2002	January 15, 2012
	339,178	$3.49	December 13, 2002	December 13, 2012
	39,458	$3.30	February 17, 2003	February 17, 2013

	1,406,479

TOTAL	1,478,979

The Company’s Stock Option Plan (the “Plan”) was established on September 14, 1993 and was amended on November 21, 1994, October 24, 1995, September 10, 1996, February 12, 1998, April 30, 1998 and May 1, 2001 to increase the number of Common Shares available under the Plan by 3,022,786 shares in total. The Plan provides that the board of directors of the Company may grant options, subject to the terms of the Plan, to director, officers and employees of, and to persons and corporations who provide management or consulting services to, the Company and its subsidiaries. All stock options vest one-third per year commencing on the first anniversary date after grant.

Item 7:	Major Shareholders and Related Party Transactions

A.	Major shareholders

The following table sets forth information, as of May 12, 2003, ownership of the Company’s outstanding voting securities by (i) the officers and directors of the Company as a group and (ii) any person known by the Company to own more than 5% of such voting securities:

Title of Class	Identity of Group	Amount Owned		Percent of Class(1)

Common Stock	Smith International	9,465,382	(2)	55.1
Common Stock	Westcliff Capital Management, LLC	1,466,600		8.5
Common Stock	Officers and Directors	185,656		1.1	(3)

(1)	Percentage ownership is based on 17,178,696 shares of Common Stock outstanding as of May 12, 2003.

(2)	Based on the Certificate of Registered Holders registered with Computershare Trust Company of Canada, the transfer agent for the Common Stock.

20 of 45

(3)	Includes 121,238 shares issuable upon exercise of options as of May 12, 2003 exercisable under the 2001 Stock Option Plan.

At May 12, 2003, Smith International held 55.1% of the issued and outstanding shares of CE Franklin. Smith International has a pre-emptive right to acquire additional shares of the Company, at market value, to maintain its proportionate ownership of voting shares of the Company. Smith International has, by virtue of holding over 50% of the outstanding common shares, the power to elect the board of directors of the Company; however, it has agreed that at least two independent directors will be elected. Smith International and Westcliff Capital Management LLC have the same voting rights as other shareholders.

B.	Related party transactions

Messrs. Douglas L. Rock and John L. Kennedy, directors of the Corporation, are directors or officers of, or otherwise interested in, Smith International, Inc., which holds 55.1% of the Company. During 2002, the Company purchased inventory in the ordinary course of business at market rates from Smith International, Inc. Included in inventory at December 31, 2002 is $2,160,000 (2001 — $2,653,000) of inventory purchased from Smith International, Inc. Cost of sales included $5,960,000 (2001 — $7,387,000) of inventory purchased from Smith International. Such inventory purchases were made in the ordinary course of business and on the same terms as those prevailing at the time to comparable purchases from other suppliers.

C.	Interests of Experts and Counsel

Not applicable.

Item 8: Financial Information

CE Franklin’s financial statements are stated in Canadian Dollars (CDN $) and are prepared in accordance with Canadian Generally Accepted Accounting Principles with reconciliation to US Generally Accepted Accounting Principles included under note 17 under item 18. In the Form 20-F, unless otherwise specified, all other amounts are expressed in Canadian Dollars.

A.	Statements and Other Financial Information

Financial Statements of CE Franklin as at and for the Years Ended December 31, 2002, 2001 and 2000 (audited), are reported on by PricewaterhouseCoopers LLP and include the following:

•	An Auditors’ Report dated January 31, 2003

•	Balance Sheets as at December 31, 2002 and 2001

•	Statements of Operations for the years ended December 31, 2002, 2001 and 2000

•	Statements of Changes in Shareholders’ Equity for the years ended December 31, 2002, 2001 and 2000

•	Statements of Cash Flow for the years ended December 31, 2002, 2001 and 2000

•	Notes to Financial Statements

See Part III, Item 18 for detailed information.

Dividend Distributions

In accordance with the terms and conditions of the Company’s credit facility with its primary lenders, holders of common stock are not entitled to receive dividends.

B.	Significant Changes

On January 31, 2003 the Company transferred the property and equipment and operations of its Brittania Compression operations into a wholly owned subsidiary, Brittania Industries Inc. Subsequently a 50% interest in the new subsidiary was sold for cash proceeds of $538,000.

21 of 45

Item 9: The Offer and Listing

A.	Offer and Listing Details

Not applicable.

B.	Plan of Distribution

Not applicable.

C.	Markets

The Company’s common stock is traded on The Toronto Stock Exchange (TSE) under the symbol “CFT” and also on the American Stock Exchange (AMEX) under the symbol “CFK”. The following table sets forth the range of high and low prices per share for the common stock on both the AMEX and TSE. The Company was initially listed on the AMEX on November 18, 1993, and subsequently began trading on the TSE on September 26, 1996.

22 of 45

The Toronto Stock Exchange ($CDN) American Stock Exchange ($US)

		High	Low	High	Low

1998		12.25	2.25	9.13	1.50
1999		7.35	2.20	5.12	1.44
2000		11.50	3.75	8.00	2.38
2001	First Quarter	6.85	4.80	4.62	3.05
	Second Quarter	6.15	4.17	4.17	2.65
	Third Quarter	4.56	2.62	3.00	1.65
	Fourth Quarter	3.85	2.70	2.45	1.70
2002	First Quarter	4.20	3.17	2.70	2.00
	Second Quarter	5.08	3.82	3.34	2.41
	Third Quarter	4.00	3.10	3.00	2.10
	Fourth Quarter	3.91	3.19	2.45	1.95
2002	November	3.64	3.45	2.44	2.10
	December	3.65	3.19	2.41	1.95
2003	January	3.45	2.90	2.29	1.91
	February	3.35	3.10	2.29	1.99
	March	3.31	3.30	2.30	2.20
	April	3.30	3.00	2.30	2.05

On May 12, 2003, the closing price for the Company’s common stock was Cdn. $2.85 per share on the TSE and US$2.05 per share on the AMEX. As of, May 12, 2003, the Company had 17,178,697 shares of common stock outstanding and 45 holders of record of the Common Stock, of whom 29 were located in the United States and 16 were located in Canada.

D.	Selling shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the issue

Not applicable.

Item 10: Additional Information

A.	Share capital

Not applicable.

B.	Memorandum and articles of association

The Company was created by an amalgamation pursuant to the Business Corporations Act (Alberta) on December 20, 1997 with corporate access number 207725136. On February 1, 2002 the Company amalgamated with its wholly owned subsidiary CEF Technologies Inc. with corporate access number 209671916.

The Articles of the Company place no restrictions on businesses the Company may carry on.

The Articles of the Company and By-Law No. 1 of the Company may be viewed at the Company’s registered office which is 3700, 400 – Third Avenue S.W., Calgary, Alberta, T2P 4H2.

23 of 45

Directors

Directors need not hold shares in the Company to qualify and be appointed as a director of the Company. The Articles of the Company provide that the minimum number of directors of the Company shall be one and the maximum number of directors of the Company shall be 15.

Pursuant to the Business Corporations Act (Alberta), the directors of the Company are required to disclose to the board of the directors of the Company any personal interest that they may have in any material contract prior to the approval of such contract and are required to abstain from voting as a director for the approval of such contract. A director’s compensation must be approved by ordinary resolution of the board of directors and the directors are permitted to vote on their own compensation. Any new credit arrangements with lenders must be approved by ordinary resolution of the board of directors.

Every director of the Company is entitled to be indemnified out of the assets of the Company against all costs, charges and expenses, including any amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director of the Company.

Shareholders Rights

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series.

The holders of any common shares are entitled to dividends if, as and when declared by the directors, to one vote per share at meetings of the holders common shares of the Company and, upon liquidation, to receive such assets of the Company as are distributable to the holders of the common shares.

Holders of the preferred shares are not entitled to vote except at meetings of the holders of preferred shares only or as required by the Business Corporations Act (Alberta). The holders of the preferred shares are entitled to dividends in priority to the holders of common shares. Upon liquidation, dissolution or winding up of the Company or other distribution of assets of the Company, holders of Preferred Shares shall be entitled to receive payments or distributions before any amount shall be paid or distributed to the holders of the common shares.

Amendments to the rights of the shareholders of the Company can only be effected by alteration of the Articles of the Company, which requires a special resolution of the shareholders of the Company. There are no limitations on the rights to own securities of the Company other than pursuant to the Investment Canada Act (Canada) described elsewhere in this Form 20-F.

Shareholders Meetings

The requirements to hold meetings of the shareholders of Company are described by the Business Corporations Act (Alberta) and By-Law No. 1 of the Company and the Articles of the Company. Shareholders meetings may be held at any place within the Province of Alberta or in Toronto, New York, Chicago or San Francisco. The time and place of shareholders meetings is determined by a resolution of the board of directors.

In certain circumstances, and subject to the provisions of the Business Corporations Act (Alberta), shareholders may requisition a meeting of the shareholders without a resolution of the board of directors of the Company.

The calling of shareholder meetings is also subject to securities legislation in Canada, which prescribes the process by which the Company must send proxy materials to its shareholders. Under such securities legislation, proxy materials will generally be mailed to shareholders not less than 25 days before the date of the shareholders meeting.

The proxy materials relating to any shareholders meeting will include a notice of the meeting setting out the time and place of the meeting and the nature of the business to be transacted at the meeting, a form of proxy and management proxy circular containing, together with certain other prescribed information, sufficient description of the matters to be considered at the meeting such that the shareholder can form a reasoned judgment concerning such matters.

24 of 45

Change of Control

Neither the Articles nor By-Laws of the Company restrict the transfer of shares. Therefore, any change of control of the Company or merger, acquisition or corporate restructuring involving the Company would only be subject to generally applicable laws.

C.	Material contracts

See Note 5 “Bank Operating Loan” to the Company’s December 31, 2002 Financial Statements included under Item 18 for a description of the Company’s bank operating loan.

D.	Exchange controls

There are no Canadian laws that restrict the export or import of capital, including foreign exchange controls, or that affect the payment of dividends to non-resident holders, except as described in Item 10 E below. The acquisition of control of the Company by non-Canadians is subject to the Investment Canada Act (the “Act”). The Act provides, among other things, that any non-Canadian, as defined in the Act, proposing to acquire control of a Canadian business such as the Company through the direct or indirect acquisition of voting interests or the acquisition of all or substantially all the assets of the Canadian business, must give notice in the prescribed form to Investment Canada, an agency of the Canadian government, and may be required to obtain approval from Investment Canada prior to implementation of such acquisition. The term “non-Canadian” is defined in the Act to include an individual who is neither a citizen nor a permanent resident of Canada, a foreign government, or any corporation or other entity that is not Canadian-controlled.

The Act deems that the acquisition of a majority of the voting interests of the Company, or entity that controls the Company, by a non-Canadian constitutes acquisition of control of the Company. The acquisition of one-third or more (but less than a majority) of the voting interests of the Company, or entity that controls the Company, by a non-Canadian is presumed to be an acquisition of control of the Company unless it can be established that the acquirer(s) do(es) not in fact control the Company through the ownership of voting interests. The acquisition of less than one-third of the voting shares of the Company is deemed not to be an acquisition of control of the Company. If an acquisition is made in contravention of the Act, a court of competent jurisdiction may make any order it thinks fit including requiring the acquirer to divest its common shares of the Company.

Except as described above, statutes in Canada and the Province of Alberta and the charter documents of the Company do not restrict the right of non-resident or foreign owners to hold or vote common shares of the Company.

E.	Taxation

The following is a summary of certain Canadian federal income tax considerations, pursuant to the Income Tax Act (Canada) (the “Tax Act”), generally applicable to holders of Common Stock who, for purposes of the Tax Act, are not resident and are not deemed to be resident in Canada, do not carry on an insurance business in Canada, hold the Common Stock as capital property and do not use or hold, and are not deemed to use or hold, Common Stock in the course of carrying on a business in Canada (non-resident holders).

Non-Resident Holders will not be subject to Canadian federal income tax on dispositions of Common Stock unless such holder, together with non-arm’s length persons, owned 25% or more of the shares of any class of capital stock of the Company at any time within the previous 5 years. Where the Holder, together with such non-arm’s length persons, has held 25% or more of the shares of any class of capital stock of the Company in the previous 5 year period, such holder will be subject to Canadian income tax on such dispositions unless the applicable tax treaty (if any) between Canada and the country in which such holder resides provides that Canadian income tax is not applicable. The Canada-U.S. Income Tax Convention (1980) (the “Canada-US Treaty”) provides that Canadian income tax will not be eligible on a disposition of Common Stock by a holder thereof who is resident in the United States for the purposes of the Canada-U.S. Treaty.

Dividends paid or credited, or deemed to be paid or credited, to Non-Resident Holders will be subject to Canadian withholding tax. The rate of Canadian withholding tax on the Tax Act is 25%, subject to any

25 of 45

reduction in the provisions of a tax treaty between Canada and the country in which the recipient is resident. The Canada-U.S. Treaty provides for a reduction in the rate of Canadian withholding tax to persons who are residents of the United States for the purpose of the Canada-U.S. Treaty. The withholding tax rate on dividends paid to such United States residents, who are beneficial owners of the dividends, is reduced to 15% by the provisions of the Canada-U.S. Treaty. The withholding rate is further reduced to 5% in the case of a recipient that is a United States corporation that beneficially owns at least 10% of the voting stock of the Canadian corporation.

F.	Dividends and paying agents

Not applicable.

G.	Statement by experts

Not applicable.

H.	Documents on display

The articles of the Company and By-Law No. 1 of the Company and the other documents referred to in this Form 20-F may be viewed at the Company’s registered office which is 3700, 400 – Third Avenue S.W., Calgary, Alberta, Canada, T2P 4H2

I.	Subsidiary Information

Not applicable.

Item 11: Quantitative and Qualitative Disclosures about Market Risk

The Company is exposed to market risks from changes in foreign exchange and interest rates.

Prices for certain of the products purchased by the Company are in US dollars. These goods are subsequently sold to its customers in Canadian dollars. From time to time the Company will enter into financial instruments to manage its exposure to currency risk fluctuations. As at December 31, 2002, no such financial instruments were outstanding.

The Company is exposed to interest fluctuations on its bank borrowings. From time to time the Company uses certain financial instruments to manage its exposure to interest rate fluctuations. As at December 31, 2002, no such financial instruments were outstanding.

Item 12: Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13: Defaults, Dividend Arrearages ad Delinquencies

Not applicable.

Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15: Controls and Procedures

The Company maintains disclosure controls and procedures and internal controls designed to ensure that information required to be disclosed in the Company’s filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time frame specified in the commission’s rules and regulations. CE Franklin’s principal executive and financial officers have evaluated our disclosure controls and procedures within 90 days prior to the filing of the Annual Report on Form 20-F and have determined that such disclosure controls and procedures are effective.

There were no significant changes in the Company’s internal controls or in other factors that could significantly affect those controls subsequent to the evaluation date.

Item 16: Reserved.

26 of 45

PART III

Item 17: Financial Statements

See Item 18.

Item 18: Financial Statements

27 of 45

AUDITORS’ REPORT

TO THE SHAREHOLDERS OF CE FRANKLIN LTD.

We have audited the balance sheets of CE Franklin Ltd. as at December 31, 2002 and 2001 and the statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

“signed”
PricewaterhouseCoopers LLP
Chartered Accountants
Calgary, Alberta, Canada
January 31, 2003

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the change described in note 2a to the financial statements. Our report to the shareholders dated January 31, 2003 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

“signed”
PricewaterhouseCoopers LLP
Chartered Accountants
Calgary, Alberta, Canada
January 31, 2003

28 of 45

CE Franklin Ltd.
Balance Sheets
As at December 31
(in thousands of Canadian dollars)

	2002	2001

Assets
Current assets
Accounts receivable (note 3)	36,992	38,407
Inventories	40,679	50,876
Income taxes recoverable (note 8)	741	—
Other	600	500

	79,012	89,783

Property and equipment (note 4)	12,757	14,963
Goodwill, net of accumulated amortization of $1,366 (2001-$1,439) (note 2)	7,765	8,180
Other assets	—	3

	99,534	112,929

Liabilities
Current liabilities
Bank overdraft	1,148	1,836
Bank operating loan (note 5)	21,500	16,300
Accounts payable	16,525	25,066
Accrued liabilities	10,213	15,414
Current portion of long-term debt (note 6)	297	251

	49,683	58,867

Long-term debt (note 6)	299	614

Future income taxes (note 8)	2,381	3,491

	52,363	62,972

Commitments and contingencies (note 13)

Shareholders’ Equity
Capital stock (note 9)	19,268	19,186
Contributed surplus	13,566	13,566
Retained earnings	14,337	17,205

	47,171	49,957

	99,534	112,929

The accompanying notes are an integral part of these financial statements.

29 of 45

CE Franklin Ltd.
Statements of Changes in Shareholders’ Equity
(in thousands of Canadian dollars, except number of shares)

	Capital stock

	Number of			Retained	Shareholders’
	Shares	$	Contributed surplus	earnings	Equity

December 31, 1999	16,725,961	17,709	13,566	15,086	46,361

Issue of shares for cash	6,580	25	—	—	25
Stock options exercised (note 9)	416,612	1,403	—	—	1,403
Net income	—	—	—	1,500	1,500

December 31, 2000	17,149,153	19,137	13,566	16,586	49,289

Stock options exercised (note 9)	8,938	49	—	—	49
Net income	—	—	—	619	619

December 31, 2001	17,158,091	19,186	13,566	17,205	49,957

Effect of change in accounting policy (note 2)	—	—	—	(375)	(375)
Stock options exercised (note 9)	20,605	82	—	—	82
Net loss	—	—	—	(2,493)	(2,493)

December 31, 2002	17,178,696	19,268	13,566	14,337	47,171

The accompanying notes are an integral part of these financial statements.

30 of 45

CE Franklin Ltd.
Statements of Operations
For the years ended December 31
(in thousands of Canadian dollars, except per share amounts)

	2002	2001	2000

Sales
General supplies	177,990	223,137	204,351
Tubulars	77,138	148,030	148,787
Manufacturing	6,201	6,678	6,289

	261,329	377,845	359,427

Cost of Sales
General supplies	147,245	188,871	170,762
Tubulars	72,868	140,311	140,724
Manufacturing	4,510	4,883	5,227

	224,623	334,065	316,713

Gross Profit
General supplies	30,745	34,266	33,589
Tubulars	4,270	7,719	8,063
Manufacturing	1,691	1,795	1,062

	36,706	43,780	42,714

Other expenses (income)
Selling, general and administrative expenses (note 7)	35,537	39,696	34,696
Amortization	4,245	3,879	3,527
Interest expense	1,099	2,031	2,699
Foreign exchange loss (gain)	(116)	299	259
Other expense (income)	(151)	(52)	13

	40,614	45,853	41,194

Income (loss) before income taxes	(3,908)	(2,073)	1,520

Income tax expense (recovery) (note 8)
Current	(678)	(835)	(153)
Future	(737)	315	1,463

	(1,415)	(520)	1,310

Income (loss) from continuing operations	(2,493)	(1,553)	210

Income from discontinued operations (note 10)	—	2,172	1,290

Net income (loss) for the year	(2,493)	619	1,500

Net income (loss) per share

Continuing operations
Basic and diluted	(0.15)	(0.09)	0.01

Discontinued operations
Basic	0.00	0.13	0.08
Diluted	0.00	0.13	0.07

Net income (loss) per share
Basic	(0.15)	0.04	0.09
Diluted	(0.15)	0.04	0.08

Weighted average basic number of shares outstanding	17,172,373	17,156,964	16,993,647

The accompanying notes are an integral part of these financial statements.

31 of 45

CE Franklin Ltd.
Statements of Cash Flows
For the years ended December 31
(in thousands of Canadian dollars)

	2002	2001	2000

Cash flows from operating activities
Income (loss) from continuing operations	(2,493)	(1,553)	210
Items not affecting cash
Amortization	4,245	3,879	3,527
Loss (gain) on disposal of property and equipment	(128)	(48)	56
Future income tax expense (recovery)	(737)	315	1,463
Increase (decrease) in inventory reserves	87	1,593	(290)

	974	4,186	4,966
(Decrease) increase in non-cash working capital balances related to operations (note 11)	(4,244)	22,331	(13,743)

Net cash flow from continuing operations	(3,270)	26,517	(8,777)
Net cash flow from discontinued operations	—	2,699	2,687

	(3,270)	29,216	(6,090)

Cash flows from financing activities
Issuance of capital stock	82	49	1,428
Increase (decrease) in bank operating loan	5,200	(31,700)	11,500
Decrease in bank overdraft	(688)	(4,093)	(2,366)
Decrease in long-term debt	(269)	(278)	(299)
Other	—	225	—

	4,325	(35,797)	10,263

Cash flows from investing activities
Purchase of property and equipment	(1,234)	(2,313)	(4,297)
Proceeds on disposal of property and equipment	179	970	124
Net proceeds on disposal of Domino Machine (note 10)	—	7,924	—

	(1,055)	6,581	(4,173)

Change in cash and cash equivalents during the year	—	—	—

Cash and cash equivalents — beginning of year	—	—	—

Cash and cash equivalents — end of year	—	—	—

Cash paid during the year
Interest on bank operating loan	1,046	2,589	3,426
Interest on long-term debt	53	60	58
Income taxes	247	567	104

The accompanying notes are an integral part of these financial statements.

32 of 45

CE Franklin Ltd.
Notes to Financial Statements
December 31, 2002, 2001 and 2000
(tabular amounts in thousands of Canadian dollars except share and per share amounts)

1.	Accounting Policies

Generally accepted accounting principles

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada. These principles differ in certain respects from accounting principles generally accepted in the United States (“U.S.”). The material differences that affect the Company’s financial statements are described in note 17.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Basis of presentation

On February 1, 2002 the Company amalgamated with its wholly owned subsidiary CEF Technologies Ltd.

Inventories

Inventories, consisting primarily of goods purchased and held for resale, are valued at the lower of cost or net realizable value. Cost is determined on an average cost basis.

Foreign currency translation

Monetary assets and liabilities are translated into Canadian dollars at year-end exchange rates and gains or losses from translation are recognized in the Statements of Operations. Revenue and expenses are translated at the exchange rate prevailing on the date the transaction occurs.

In the normal course of business, the Company enters into foreign currency forward exchange contracts with financial institutions to fix the value of liabilities or future commitments. Gains and losses arising from these contracts offset the losses and gains from the underlying hedged transactions.

Property and equipment

Property and equipment are recorded at cost less related accumulated amortization. The Company provides for amortization of property and equipment using rates as follows:

Buildings	5% to 10%	straight line
Leasehold improvements	10% to 20%	straight line
Computer equipment and software	15% to 33%	straight line
Equipment and machinery	10% to 20%	straight line
Furniture and office equipment	15% to 20%	straight line
Automotive equipment	30%	straight line

Assets held under capital lease are amortized by the straight-line method over the term of the lease or the estimated useful life of the assets whichever is shorter.

Goodwill and other intangibles

Goodwill represents the excess of the purchase price over the fair value of net assets acquired related to the acquisition. Effective January 1, 2002 (see note 2a), the company adopted the new Canadian Institute of Chartered Accountants’ (“CICA”) standard relating to goodwill and other intangible assets. The new standard requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, and are tested annually for a permanent impairment.

Revenue recognition

Revenue from the sale of general supplies, tubular goods and manufactured products is recognized upon delivery to the customer.

33 of 45

Earnings per share

Earnings per share are computed based on the weighted average basic number of shares outstanding for the period. Diluted earnings per share have been calculated using the treasury stock method, whereby diluted earnings per share are calculated as if options were exercised at the beginning of the year and funds received were used to purchase the Company’s own stock.

In the year ended December 31, 2000, the Company adopted the new CICA standard relating to earnings per share.

Income taxes

The Company uses the liability method of accounting for income taxes under which future tax assets and liabilities are recognized when there are differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using substantively enacted tax rates in effect in the period in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized as part of the provision for income taxes in the period that includes the enactment date.

Cash and cash equivalents

Cash and cash equivalents are defined as cash and short-term, highly liquid investments, which have a maturity of less than 90 days at the time of purchase.

Stock options

The Company has a stock option plan, which is described in note 9c. The Company applies the intrinsic method in accounting for common share options granted. No compensation expense is recognized when stock options are issued to and paid by employees. Any consideration received on exercise of stock options is credited to share capital.

2.	Changes in Accounting Policies

a)	Goodwill and other intangibles

Effective January 1, 2002, the Company adopted the new CICA standard relating to goodwill and other intangible assets. The new standard requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, and are tested annually for a permanent impairment. As a result of adopting the new standard, the Company has determined that $415,000 of its goodwill ($375,000 after-tax) is impaired, and in accordance with the new standard, applied the $375,000 impairment against retained earnings as at January 1, 2002.

The Company’s net income for the year ended December 31, 2001 would have been $859,000 (2000 — $1,740,000) versus $619,000 (2000 — $1,500,000) as previously reported had this amortization expense not been recorded in that period. The Company’s basic and diluted earnings per share for the year ended December 31, 2001 would have been $0.05 (2000 — $0.10) versus $0.04 (2000 — $0.09 basic, $0.08 diluted) as previously reported.

b)	Stock-based compensation

On January 1, 2002 the Company adopted the new CICA standard relating to stock-based compensation and other stock-based payments, and has continued to account for common share options granted to employees, officers and directors using the intrinsic method. Accordingly, no compensation expense has been recognized in the Statements of Operations.

3.	Accounts Receivable

Concentration of credit risk

The Company specializes in the distribution of equipment and supplies to producers of oil and gas in Canada. These customers principally operate in the oil and gas exploration and production industry.

34 of 45

4.	Property and Equipment

		Accumulated
As at December 31, 2002	Cost	Amortization	Net

Land, buildings and leasehold improvements	3,628	2,465	1,163
Computer equipment and software	21,645	12,391	9,254
Equipment and machinery	4,703	2,651	2,052
Furniture and office equipment	1,701	1,428	273
Automotive equipment	61	46	15

	31,738	18,981	12,757

		Accumulated
As at December 31, 2001	Cost	Amortization	Net

Land, buildings and leasehold improvements	3,086	2,334	752
Computer equipment and software	21,362	9,091	12,271
Equipment and machinery	3,749	2,204	1,545
Furniture and office equipment	1,658	1,284	374
Automotive equipment	61	40	21

	29,916	14,953	14,963

Included in computer equipment and software at December 31, 2002 are leased computer equipment with a cost of $1,060,000 (2001 — $1,060,000) and related accumulated amortization of $529,000 (2001 — $252,000).

5.	Bank Operating Loan

The Company has a demand operating loan facility in the amount of $35.0 million (2001 — a 364-day revolving loan facility — $53.0 million). Amounts drawn against this facility bear interest at prime plus 0.5%. The prime rate as at December 31, 2002 was 4.5% (2001 — 4.0%). The maximum amount available under this facility is subject to a borrowing base formula applied to accounts receivable and inventories. As at December 31, 2002 the maximum available under this facility based on the borrowing base formula was $35.0 million (2001 — $40.8 million).

The facility is collateralized by general security agreement covering all present and after-acquired property of the Company including accounts receivable, inventories and property and equipment.

This facility contains certain restrictive covenants which include a requirement to obtain prior approval for acquisitions and capital asset additions in excess of certain limits, to maintain certain financial ratios and obtain approval prior to payment of dividends, repurchase or redemption of shares.

35 of 45

6.	Long-term Debt

As at December 31	2002	2001

Obligations under capital lease	596	865
Less: Current portion	(297)	(251)

	299	614

The capital leases are payable in equal monthly installments of $27,000 including principal and interest at a rate of 7%. The leases are collateralized by the underlying assets and expire in November 2004.

Repayments of capital leases are as follows:

Year ending December 31

2003	333
2004	305

638
Less: interest	42

596

7.	Selling, General and Administrative Expenses

Selling, general and administrative expenses include the following amounts:

For the years ended December 31	2002	2001	2000

Bad debt expense	688	1,027	889
Rental expense	3,773	4,204	3,577

8.	Income Taxes

a)	Reconciliation of the income tax provision

The difference between the income tax provision recorded and the provision obtained by applying the combined federal and provincial statutory rates is as follows:

For the Years Ended December 31	2002	%	2001	%	2000	%

Income (loss) before income taxes	(3,908)		(2,073)		1,520

Income taxes (recovery) calculated at expected rates	(1,547)	(39.6)	(884)	(42.6)	681	44.8
Losses not previously recognized	(139)	(3.5)	—	—	—	—
Non-deductible items	156	4.0	224	10.8	193	12.7
Difference in tax rates	(116)	(3.0)	143	6.9	205	13.5
Effect of changes in tax rates	—	—	—	—	(649)	(42.7)
Future tax asset not recognized	—	—	—	—	669	44.0
Capital taxes and other items	231	5.9	(3)	(0.2)	211	13.9

	(1,415)	(36.2)	(520)	(25.1)	1,310	86.2

36 of 45

b)	Significant components of future income tax assets and liabilities are as follows:

As at December 31	2002	2001

Assets
Unused loss carry forwards	142	—
Warranty provision	39	43
Other	131	7

	312	50

Liabilities
Property and equipment	1,811	2,740
Goodwill	567	648
Other	315	153

	2,693	3,541

Net future income tax liability	2,381	3,491

c)	Income taxes recoverable represent amounts due to the Company, net of amounts received, for recovery of prior years taxes paid due to the application of tax losses.

d)	As at December 31, 2002 the Company had non-capital loss carry forwards for income tax purposes of $399,000, which expire in 2009.

9.	Capital Stock

a)	The Company has authorized an unlimited number of common shares with no par value.

b)	On October 24, 2001 the Company extended, until November 3, 2003, its principal shareholder’s irrevocable option to acquire an amount of common shares, at market value, such that its interest in the Company will not be diluted.

c)	The Board of Directors may grant options to substantially all employees, officers and directors to purchase up to 2,240,925 common shares. The exercise period and the vesting schedule after the grant date are not to exceed 10 years and are to be established by the Compensation Committee of the Board of Directors.

Option activity for each of the years ended December 31 was as follows:

	2002		2001		2000

		Weighted-		Weighted-		Weighted-
		average		average		average
	Number of	exercise price	Number of	exercise price	Number of	exercise price
	options	per share	options	per share	options	per share

Outstanding — Beginning of year	1,123,164	6.43	845,747	6.85	949,026	5.15
Granted	876,951	3.48	470,161	5.73	417,082	7.76
Exercised	(20,605)	4.40	(8,938)	4.48	(416,612)	3.42
Cancelled and expired	(484,593)	6.11	(183,806)	6.67	(103,749)	7.46

Outstanding — End of year	1,494,917	4.83	1,123,164	6.43	845,747	6.85

Exercisable — End of year	470,056	6.61	538,149	6.73	324,070	6.94

37 of 45

As at December 31, 2002 the following stock options were outstanding:

			Exercisable
	Outstanding stock options		stock options

		Weighted
		average
		remaining
Exercise price	Number	contractual life	Number

$3.28	41,500	8.67 years	13,833
$3.30	100,000	9.04 years	—
$3.49	364,178	9.96 years	—
$3.50	325,831	9.01 years	—
$4.00	10,000	9.17 years	—
$4.40	93,802	1.33 years	93,802
$5.50	58,500	0.61 years	58,500
$6.05	242,846	3.13 years	80,949
$7.50	153,364	2.17 years	118,076
$8.50	49,500	2.42 years	49,500
$9.60	55,396	0.17 years	55,396

	1,494,917	3.79 years	470,056

The Company applies the intrinsic method of accounting for common share options granted to employees, officers and directors. Accordingly, no compensation expense has been recognized in the Statements of Operations. Had the Company adopted the fair value based method of accounting, the amount expensed in each period would be the fair value of the options, calculated using the Black-Scholes options-pricing model and net of options forfeited in the period, amortized over the expected life of the options. The pro forma net earnings attributable to common shareholders and pro forma net earning attributable to common shareholders per common share of the company would be as follows:

	2002	2001	2000

Net income (loss)
As reported	(2,493)	619	1,500
Proforma	(2,857)	(401)	647

Basic earnings (loss) per share
As reported	(0.15)	0.04	0.09
Proforma	(0.17)	(0.02)	0.04

Diluted earnings (loss) per share
As reported	(0.15)	0.04	0.08
Proforma	(0.17)	(0.02)	0.03

The fair value of common share options granted in 2002 is $1,831,000 (2001 — $1,269,000). The fair value of common share options granted is estimated as at the grant date using the Black-Scholes option-pricing model, using the following assumptions:

Dividend yield	nil
Risk-free interest rate	4.83%
Expected life	7 years
Expected volatility	70%

38 of 45

10.	Discontinued Operations

On December 18, 2001 the Company sold its Domino Machine operations for net cash proceeds of $7,924,000 resulting in a net after tax gain of $1,102,000. Domino Machine provided custom machining services to the energy industry and was not considered a core operation to the Company. The net proceeds from this transaction were used to reduce the Company’s outstanding bank operating loan. The results of discontinued operations for the years ended December 31, 2001 and 2000 were as follows:

For the years ended December 31	2001	2000

Sales	9,390	9,333
Income before interest, taxes and gain on sale	2,207	2,603
Gain on sale	1,355	—

Income before interest and taxes	3,562	2,603
Interest expense	500	616
Income taxes — operations	637	697
Income taxes — gain on sale	253	—

Income for the year	2,172	1,290

Total assets, excluding goodwill	4,582	5,570
Total liabilities	588	679
Goodwill	2,575	2,647

11.	Decrease (Increase) in Non-cash Working Capital Balances Related to Operations

For the years ended December 31	2002	2001	2000

Accounts receivable	1,415	23,950	(11,224)
Income tax recoverable	(741)	4,094	1,113
Inventories	9,254	11,639	(15,429)
Other current assets	(100)	1,825	(1,958)
Accounts payable	(8,541)	(15,857)	14,955
Accrued liabilities	(5,531)	(3,320)	(1,200)

	(4,244)	22,331	(13,743)

12.	Related Parties

During the year, the Company purchased inventory from subsidiaries of its principal shareholder at commercial rates. Included in inventory at December 31, 2002 is $2,160,000, (2001 — $2,653,000) of inventory purchased from subsidiaries of its principal shareholder. Cost of sales includes $5,960,000 (2001 — $7,387,000; 2000 — $7,786,000) of inventory purchased from subsidiaries of its principal shareholder. Accounts payable and accrued liabilities include $926,000 (2001 — $535,000) owing to subsidiaries of its principal shareholder. Transactions with related parties are in the normal course of business and are recorded at the exchange amount. Accounts payable and accrued liabilities are non-interest bearing and have no fixed terms of repayment.

39 of 45

13.	Commitments and Contingencies

a)	The Company leases certain office, warehouse and store facilities and automobiles under long-term operating leases. Commitments for such non-cancellable operating leases for the next five years are as follows:

Year ending December 31,	2003	3,393
	2004	2,653
	2005	1,678
	2006	800
	2007	538

		9,062

b)	The Company is involved in various lawsuits, the losses from which, if any, are not anticipated to be material to the financial statements.

14.	Segment Information

The Company has two identifiable industry segments, which are the distribution of equipment and supplies to producers of oil and gas (“Distribution”) and manufacturing for rent or sale of air and gas compression equipment for the producers of oil and gas (“Manufacturing”).

	Distribution	Manufacturing	Total

2002
Revenue	255,128	6,201	261,329
Gross Profit	35,015	1,691	36,706
Loss before interest and taxes	(2,233)	(576)	(2,809)
Assets	94,764	4,770	99,534
Goodwill	7,765	—	7,765
Capital expenditures	1,230	4	1,234

2001
Revenue	371,167	6,678	377,845
Gross Profit	41,985	1,795	43,780
Income (loss) before interest and taxes	604	(646)	(42)
Assets	107,534	5,395	112,929
Goodwill	7,916	264	8,180
Capital expenditures	2,274	39	2,313

2000
Revenue	353,138	6,289	359,427
Gross Profit	41,652	1,062	42,714
Income (loss) before interest and taxes	5,276	(1,057)	4,219
Assets	152,832	5,103	157,935
Goodwill	8,147	272	8,419
Capital expenditures	4,232	65	4,297

15.	Financial Instruments

The Company’s financial instruments recognized in the balance sheets consist of accounts receivable, bank overdraft, accounts payable, accrued liabilities, income taxes recoverable, bank operating loan and long-term debt. The fair values of these recognized financial instruments, excluding long-term debt, approximate their carrying amounts due to the short-term maturity of these instruments. At December 31, 2002 the fair value of the demand operating loan facility approximated its carrying value since the cost of the Company’s borrowing approximated the current market rate of such borrowings.

40 of 45

16.	Economic Dependency

In respect of the Company’s revenue, 30% (2001 — 39%; 2000 — 41%) is derived from the sale of oilfield tubular goods, where the majority of these products are purchased from one supplier.

17.	Reconciliation of Canadian and United States Generally Accepted Accounting Principles (GAAP)

These financial statements have been prepared in accordance with Canadian GAAP. The Company’s accounting policies are consistent with U.S. GAAP with the following exceptions:

a)	Statement of operations

For the years ended December 31	2002	2001	2000

Net income (loss) for the year under Canadian GAAP	(2,493)	619	1,500
Effect of change in accounting policy (i)	(375)	—	—
Effect of change in tax rates (ii)	—	649	(649)
Restructuring provision adjustment (iii)	—	9	9
Benefit of deferred tax assets applied to goodwill (iv)	—	30	30

Net income (loss) for the year under U.S. GAAP	(2,868)	1,307	890

Basic and diluted earnings per share (U.S. GAAP)
Continuing Operations	(0.17)	(0.05)	(0.03)
Net Income (loss)	(0.17)	0.08	0.05

i)	Under Canadian GAAP, the transitional impairment of goodwill, net of tax, is recorded as a charge to opening retained earnings, whereas under U.S. GAAP, the transitional impairment of goodwill, net of tax, is recorded as a charge to net income.

ii)	Under Canadian GAAP, future income tax assets and liabilities are calculated using substantively enacted tax rates, whereas under U.S. GAAP changes in tax rates are not applied to the future income tax calculation until they are actually enacted. Changes to Canadian tax rates were entered into legislation in 2001 and as a result these rates are applied to future tax assets and liabilities under U.S. GAAP in 2001.

iii)	The restructuring provision adjustment relates to a 1995 transaction where $379,386 in restructuring expenditures were recorded in the purchase equation as goodwill under Canadian GAAP but were recorded in the statement of operations for U.S. GAAP.

iv)	In 1996, the company realized the benefit of certain deferred tax assets on which a 100% valuation provision had been recorded in 1995. This benefit was recorded as a reduction of goodwill for U.S. GAAP.

The 2001 and 2000 adjustments in respect of both of the GAAP differences identified in (iii) and (iv) relate to differences in annual goodwill amortization.

b)	Statements of changes in shareholders’ equity

The reconciliation of the changes in shareholders’ equity from Canadian to U.S. GAAP is as follows:

As at December 31	2002	2001	2000

Shareholders’ equity under Canadian GAAP	47,171	49,957	49,289
Restructuring provision adjustment (a)(iii)	(324)	(324)	(333)
Benefit of deferred tax assets applied to goodwill (a)(iv)	(1,058)	(1,058)	(1,088)
Effect of change in tax rates (a)(ii)	—	—	(649)

Shareholders’ equity under U.S. GAAP	45,789	48,575	47,219

41 of 45

c)	Balance sheets

The following table indicates the restated amounts for the items in the balance sheets of the company that would be affected had the financial statements been prepared in accordance with U.S. GAAP.

As at December 31	2002	2001

Goodwill (a)(i), (a)(iii) and (a)(iv)	6,383	6,798
Retained earnings(a)(iii) and (a)(iv)	12,955	15,823

d)	Recent accounting pronouncements

i)	SFAS 145 Accounting for Gains and Losses on Settlement of Debt

In April 2002, Statement of Financial Accounting Standard No. 145 was issued rescinding the requirement to include gains and losses on the settlement of debt as extraordinary items. FAS 145 is applicable for fiscal years beginning on or after May 15, 2002. The standard has been adopted by the Company with no impact.

ii)	SFAS 146 Accounting for Costs Associated with Exit or Disposal Activities

In June 2002, Statement of Financial Accounting Standard No. 146 was issued. The standard requires that liabilities for exit or disposal activity costs be recognized and measured at fair value when the liability is incurred. This standard is effective for disposal activities initiated after December 31, 2002.

iii)	SFAS 148 Accounting for Stock-Based Compensation — Transition and Disclosure

In December 2002, Statement of Financial Accounting Standard No. 148 was issued as an amendment to FAS 123 “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. FAS 148 is applicable for fiscal years beginning after December 15, 2003. The Company does not expect that the adoption of this pronouncement will have an impact on its financial statements.

18.	Subsequent Event

Effective January 31, 2003, the Company sold for a net cash proceeds of $538,000, a 50% interest in the property and equipment and operations of its Brittania Compression operations. Brittania Compression manufactures air and gas compression equipment for sale or rent.

42 of 45

Item 19: Exhibits

The following exhibits have been previously filed as part of this report on Form 20-F and are incorporated by reference:

1.1	Certificate and Articles of Amalgamation as amended, incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1, as amended (33-68944).

1.2	Bylaws incorporated herein by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1, as amended (33-68944).

4.1	Cdn. $60,000,000 Revolving Extendible Credit Facility incorporated herein by reference.

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Salvatore Secreti
Name: Title:	Salvatore Secreti Vice President and Chief Financial Officer

43 of 45

CERTIFICATIONS

Certification of Principal Executive Officer

I, Michael West, certify that:

1.	I have reviewed this annual report on Form 20-F of CE Franklin Ltd.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function);

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:	May 20, 2003

By:	/s/ Michael West

Name:	Michael West
Title:	President and Chief Executive Officer

44 of 45

Certification of Principal Financial Officer

I, Salvatore Secreti, certify that:

1.	I have reviewed this annual report on Form 20-F of CE Franklin Ltd.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function);

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:	May 20, 2003

By:	/s/ Salvatore Secreti

Name:	Salvatore Secreti
Title:	Vice President and Chief Financial Officer

45 of 45