Form 20-F
period 2004-03-17
CE FRANKLIN LTD
filed 2004-04-12
CIK 912151

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[  ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES

EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[  ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________

Commission file number 1-12570

CE FRANKLIN LTD.

(Exact name of Registrant as specified in its charter)

ALBERTA, CANADA

(Jurisdiction of incorporation or organization)

Suite 1900

300 - 5th Avenue S.W.

Calgary, Alberta, Canada T2P 3C4

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class

Name of each exchange on which registered

Common shares, no par value

American Stock Exchange

Common shares, no par value

Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.  None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.  None.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common shares as of the close of the period covered by the annual report.

As of December 31, 2003, there were 17,178,696 shares of common shares outstanding.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]

No [  ]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [  ]

Item 18 [X]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes [  ]

No [  ]

1 of 55

2 of 55

3 of 55

PART I

Item 1:

Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2:

Offer Statistics and Expected Timetable

Not applicable.

Item 3:

Key Information

A.

Selected financial data

The selected financial data presented below for the five years ended December 31, 2003 is derived from CE Franklin Ltd. (“CE Franklin” or the “Company”) financial statements that were examined by the Company's independent auditors.  The information set forth below should be read in conjunction with the Financial Statements of CE Franklin (including notes thereto) included under Item 18 and "Operating and Financial Review and Prospects" included under Item 5.  The selected financial data presented below is presented in Canadian dollars and in accordance with Canadian generally accepted accounting principles or “Canadian GAAP”.

As at and for the Year Ended December 31
CANADIAN GAAP	2003	2002	2001	2000	1999
	(in millions of Cdn. dollars except percentages, shares and per share data)
Statements of Operations:
Sales	259.6	261.3	377.8	359.4	237.1
Gross Profit	43.6	36.7	43.8	42.7	27.4
% of sales	16.8	14.0	11.6	11.9	11.5
Income (loss) from continuing operations	0.4	(2.5)	(1.6)	0.2	(5.5)
Income from discontinued operations	-	-	2.2	1.3	0.1
Net Income (loss)	0.4	(2.5)	0.6	1.5	(5.4)
% of Sales	0.2	(1.0)	0.2	0.4	(2.3)
Net income (loss) per share from continuing operations
Basic and diluted	0.02	(0.15)	(0.09)	0.01	(0.33)
Net income (loss) per share
Basic	0.02	(0.15)	0.04	0.09	(0.33)
Diluted	0.02	(0.15)	0.04	0.08	(0.33)

Balance sheets:
Total Assets	117.6	99.5	112.9	166.2	138.1
Capital Stock	19.3	19.3	19.2	19.1	17.7
Shareholders' Equity	47.6	47.2	50.0	49.3	46.4
Number of Shares Outstanding	17,178,696	17,178,696	17,158,091	17,149,153	16,725,961
Dividends Declared	nil	nil	nil	nil	nil

Net income (loss), shareholders' equity, and other balance sheet amounts as determined in accordance with Canadian GAAP differ from those determined in accordance with United States generally accepted accounting principles (“U.S. GAAP”), due principally to the recording of certain restructuring expenditures as goodwill, the realization of certain deferred tax benefits, the change in tax rates and the transitional provision in 2002 with respect to impairment of goodwill.  Under US GAAP, the restructuring expenditures, the change in tax rates and the transitional provision with respect to goodwill would have been recorded in the statement of operations and the benefit of the deferred tax assets would have been recorded as a reduction of goodwill.  See Note 16 to the December 31, 2003 Consolidated Financial Statements included under Item 18.

4 of 55

AMOUNTS IN ACCORDANCE WITH US GAAP
	As at and for the Year Ended December 31
	2003	2002	2001	2000	1999
	(in millions of Cdn. dollars except per share data)
Net Income (loss)	0.4	(2.9)	1.3	0.9	(5.4)
Net Income (loss) Per Share
Basic earnings per share
Continuing operations	0.02	(0.17)	(0.05)	(0.03)	(0.32)
Net income (loss)	0.02	(0.17)	0.08	0.05	(0.32)

Diluted earnings per share
Continuing operations	0.02	(0.17)	(0.05)	(0.03)	(0.32)
Net income (loss)	0.02	(0.17)	0.08	0.05	(0.32)
Total Assets	116.3	98.2	111.5	164.7	136.6
Shareholders' Equity	46.2	45.8	48.6	47.2	44.9

All dollar amounts set forth in the Annual Report on Form 20-F are in Canadian dollars, except where otherwise indicated.  The following tables set forth (i) the closing exchange rate at the end of the period, the average exchange rate during the period based on the closing exchange rate on the last day of each month and the high and low closing exchange rates based on the closing exchange rate on the last day of each month.  (ii)  The closing exchange rate at the end of each period, the average exchange rate during the period and the high and low exchange rates based on the closing exchange rate for each day during the month.  (iii) The closing exchange rate for the day.  The rates used are based on Bank of Canada foreign exchange rates.

(i)	Year Ended December 31,
	2003	2002	2001	2000	1999
Rate at end of period	0.7713	0.6339	0.6278	0.6669	0.6929
Average rate during period	0.7195	0.6376	0.6448	0.6736	0.6752
High	0.7713	0.6595	0.6672	0.6918	0.6929
Low	0.6572	0.6242	0.6278	0.6510	0.6618

(ii)	2004		2003
	February	January	December	November	October	September
Rate at end of period	0.7487	0.7548	0.7713	0.7698	0.7584	0.7408
Average rate during period	0.7525	0.7712	0.7619	0.7620	0.7560	0.7337
High	0.7631	0.7867	0.7726	0.7698	0.7669	0.7424
Low	0.7450	0.7519	0.7478	0.7471	0.7434	0.7185

(iii)

On March 17, 2004, the closing rate in Canadian dollars was US $0.7471 = Cdn. $1.00.

B.

Capitalization and indebtedness

Not applicable.

C.

Reasons for the offer and use of proceeds

Not applicable.

D.

Risk factors

CE Franklin has made in this Form 20-F, and may from time to time otherwise make in other public filings, press releases and discussions with management, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  These forward-looking statements include statements, among others, about CE Franklin's operations, performance and financial results and conditions, as described in more detail in Item 5 of this Form 20-F,

5 of 55

under the heading “Forward-Looking Statements.”  Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied by the forward-looking statements.  Some of these risks and uncertainties are detailed below and elsewhere in this Form 20-F and in CE Franklin's other public filings, press releases and discussions with CE Franklin's management.  CE Franklin undertakes no obligation to update or revise any forward-looking statements, except as required by law.

In addition to the information set forth elsewhere in this Form 20-F, the following factors should be carefully considered when evaluating CE Franklin.

Fluctuations in oil and gas prices could affect the demand for CE Franklin's products and services and, therefore, CE Franklin's revenues, cash flows and profitability.  CE Franklin's operations are materially dependent upon the level of activity in oil and gas exploration and production.  Both short-term and long-term trends in oil and gas prices affect the level of such activity.  Oil and gas prices and, therefore, the level of drilling, exploration and production activity can be volatile.  Factors that can cause price fluctuations include:

  relatively minor changes in the worldwide supply of and demand for oil and natural gas;

  the ability of the members of the Organization of Petroleum Exporting Countries (“OPEC”) to maintain price stability through voluntary production limits;

  the level of production by non-OPEC countries;

  North American demand for gas;

  general economic and political conditions; and

  the presence or absence of drilling incentives such as Canadian provincial royalty holidays, fluctuation in the value of the Canadian dollar, availability of new leases and concessions and government regulations regarding, among other things, export controls, environmental protection, taxation, price controls and product allocation.

Worldwide military, political and economic events, including initiatives by OPEC, affect both the demand for, and the supply of, oil and gas.  Fluctuations during the last few years in the demand and supply of oil and gas have contributed to, and are likely to continue to contribute to, price volatility.  CE Franklin believes that any prolonged reduction in oil and gas prices would depress the level of exploration and production activity.  This would likely result in a corresponding decline in the demand for CE Franklin's products and services and could have a material adverse effect on CE Franklin's revenues, cash flows and profitability.  There can be no assurances as to the future level of demand for CE Franklin's products and services or future conditions in the oil and gas and oilfield supply industries.

Adverse weather conditions could temporarily decrease the demand for CE Franklin's products and services.  CE Franklin's financial performance is tied closely to the seasonality of drilling activity.  Higher drilling activity in Canada is generally experienced in the winter months.  In the spring and early summer, drilling activity slows due to the difficulty in moving equipment during the spring thaws.  To the extent that unseasonable weather conditions such as excessive rain or unusually warm winters affect the ability of CE Franklin's customers to access their oil and gas wells, then the demand for CE Franklin's products and services would temporarily decrease and the Company's revenues, cash flows and profitability would be adversely affected.

CE Franklin operates in a highly competitive industry, which may adversely affect CE Franklin's revenues, cash flows and profitability.    The Canadian oilfield supply industry in which CE Franklin operates is very competitive.  The Company believes that its future profitability is partially influenced by competitive factors beyond its control, including:

  the ability of some customers to purchase oilfield supplies and tubular products directly from the manufacturer rather than from independent oilfield supply distributors and brokers;

  the ability for new brokers and distributors to enter the Distribution business if the oil and gas industry were to experience significant growth in drilling activity; and

  price competition among major supply companies; and

6 of 55

  cost of goods not being subject to competitive pressures due to the ability of manufacturers of certain products to hold or increase the prices of their products due to such factors as raw material shortages.

CE Franklin and its largest competitors generally operate at low profit margins due to price competition.  Price competition is due in part to consumer price pressure, in addition to the major supply companies competing for the same business.

The loss of CE Franklin's major supplier for its tubular products could adversely affect the Company's revenue and gross profit.  A portion of CE Franklin's business is the sale of tubular products that are primarily obtained from one supplier.  Although the Company believes that it has historically had and continues to have a good relationship with its supplier, there can be no assurance that such relationship will continue.  In the event the Company is unable to source tubular products from its existing supplier, then CE Franklin would need to search for an alternate supplier of these goods.  Such suppliers are available domestically and internationally.

Item 4:

Information on the Company

Overview

CE Franklin has two identifiable industry segments, which are the distribution of general oilfield supplies including pipe, valves, fittings, production equipment and tubular goods to producers of oil and gas in Canada (“Distribution”), and manufacturing for rent or sale of small horsepower gas compression equipment for the producers of oil and gas in Canada (“Manufacturing”).  The Company's main focus is to leverage on long-term relationships with many leading manufacturers who depend on CE Franklin to get their products efficiently into the hands of hundreds of engineering, drilling, production and well servicing companies throughout Canada's oil and gas producing regions.

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

On January 1, 1998, Brittania Compression Sales Ltd., Domino Machine Ltd. and Northstar Industrial Ltd. were amalgamated into a new, wholly owned subsidiary, CEF Technologies Ltd.  On January 1, 1998 BWM Supply and Service Ltd. was amalgamated with CE Franklin Ltd.  As a result of these transactions, on January 1, 1998 CE Franklin had one wholly owned subsidiary, CEF Technologies Ltd.

On May 29, 1999, Smith International, Inc. (“Smith International”) acquired all the common shares previously held by Continental Emsco Company, which constituted 51.2% of the Company's outstanding common shares.  As of March 17, 2004 Smith International owned 55.1% of common shares outstanding.

On February 1, 2002 CE Franklin amalgamated with its wholly owned subsidiary CEF Technologies Ltd.

On January 31, 2003 the Company transferred the property and equipment and operations of its compression operations into a wholly owned subsidiary, Brittania Industries Inc. (“Brittania”).  Subsequently a 50% interest in the new subsidiary was sold for $538,000.

The Company is registered in the province of Alberta in the country of Canada.  The principal address and telephone number is as follows:

CE Franklin Ltd.

Suite 1900

300 – 5th Avenue S.W.

Calgary, Alberta Canada

T2P 3C4

7 of 55

403-531-5600

Principal Capital Expenditures and Divestitures

On January 31, 2003 the Company transferred the property and equipment and operations of its compression operations into a wholly owned subsidiary, Brittania.  Subsequently, a 50% interest in the new subsidiary was sold for $538,000.  No gain or loss on disposition resulted.

On December 18, 2001 the Company sold its Domino Machine operations for net cash proceeds of $7,924,000 resulting in a net after tax gain of $1,102,000.  Domino Machine provided custom machining services to the energy industry and was not considered a core operation to the Company.  The net proceeds from this transaction were used to reduce the Company's outstanding bank operating loan.

CE Franklin did not acquire or divest any businesses from 2000 to 2003 other than those disclosed above.

The Company has discussed the possible acquisition of complementary businesses and competitors.  The Company has not entered into any agreement with respect to any prospective acquisition.  The Company intends to continue discussions and to make acquisitions in the future when they are deemed advantageous to the Company.  There can be no assurance that the Company will be able to expand its Canadian operations by further acquisitions.  In addition, if the Company makes acquisitions, there can be no assurance that such transactions will prove to be profitable for the Company.

B.

Business overview

General

CE Franklin has two identifiable industry segments, which are Distribution and Manufacturing.  See note 12 “Segmented Information” to the December 31, 2003 Consolidated Financial Statements included under Item 18.

Distribution

During 2003, the Company's Distribution segment generated sales of $257.2 million (2002 - $255.1 million; 2001 - $371.1 million).  CE Franklin sells general oilfield supplies including pipe, valves and fittings and production equipment through its 37 branches, which are situated in western Canadian towns and smaller cities that have grown to serve particular oil and gas fields.  In addition, CE Franklin targets major capital construction projects in oilsands, refining, heavy oil and petrochemical as well as non-oilfield related industries.

The Company also distributes tubular products in Canada, the steel pipe which is used to line oil and gas wells, and the tubing that is used to bring the production to the surface.  It is also a major distributor of line pipe for oil and gas gathering systems.  Tubular product sales are made from the Company's headquarters in downtown Calgary, where most of the Canadian oil and gas producers also have their headquarters.  Deliveries of pipe are made directly from the field inventories of the manufacturers to the well site or the site where surface line pipe will be laid.

CE Franklin, from time to time, will open or close branches to meet customers' requirements and fluctuating market conditions.  The branches not only act as the retail “one stop shop” for the oil and gas industry by providing over 25,000 regularly-stocked Stock Keeping Units (“SKU's”) of product, but they also provide the field with essential services to support the oil and gas producers.  The branches provide materials management services to enable the customers to get the right products at the right time.  Should the branch not have a particular product in stock, it has overnight access to the centralized distribution center in Edmonton, Alberta.

Other services provided by the branches include pump repair, customized pump designs and testing, convenient hours and locations plus 24-hour on call service.  In addition, CE Franklin provides well optimization analysis and onsite project management.

CE Franklin manages its buying and distribution through a 100,000 square-foot centralized distribution center (the “Distribution Center”) located in Edmonton, Alberta.  The Distribution Center is strategically located within reasonable proximity to a majority of vendors and acts as the hub for the branches.  Its

8 of 55

location reduces freight costs through effective consolidation of shipments.  It provides a cross-dock function that minimizes inventory levels and maximizes service through automatic stock replenishment. The Distribution Center is International Organization for Standardization 9001 - 2000 (“ISO”) certified which is required by a growing number of CE Franklin's customers in conformance with their own ISO programs.

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

A significant portion of the tubular products sold by the Company are products manufactured by IPSCO Inc., which is a steel manufacturer with manufacturing facilities for tubular products in Regina, Calgary and Red Deer in Canada.  The Company relies on IPSCO Inc. for the supply of tubular products that comprise a material portion of its revenues.  The Company believes that it has historically had and continues to have a good relationship with IPSCO Inc.  The Company will import tubular products from overseas manufacturers to supplement its inventory from IPSCO Inc.

Manufacturing

The Company's Manufacturing operation is comprised of Brittania.  Brittania operates out of one service center, which manufactures, sells and rents small horsepower gas compressor packages.  During 2003, Brittania generated sales of $2.4 million (0.9% of total Company sales) (2002 - $6.2 million; 2001 - $6.7 million).

Business and operating strategy

The Company's business and operating strategy includes improving the Company's value offering and service to its customers, increasing market share, maximizing gross profit margins through procurement practices, rationalizing expenses and improving earnings.  CE Franklin has revised its value offering for its customer base and is leveraging its relationship with Wilson Supply in the United States, (a wholly owned division of Smith International, a 55.1% shareholder) to offer a North American solution to its customer base.  Actions will continue in customer service excellence and operational effectiveness.  CE Franklin will continue to attempt to grow its market share in its Distribution business.  Inventory management and accounts receivable initiatives have significantly reduced the Company's debt in the past three years.

Operations

CE Franklin's operations are divided into: sales, which includes product, account management and inside sales; marketing and supply, which includes central purchasing; operations, which includes strategically located branches, the Distribution Center, and information technologies; customer service, safety and quality; finance and administration; and business effectiveness (human resources).

Product management includes the technical and sales personnel who specialize in providing sales and service for the Company's specialized product lines, such as bottom hole pumps and other production equipment, steel and fiberglass tubulars and valves.  Product managers are responsible for the profitability of their product specialty, from the vendor through to the customer.

To ensure coordination and close contact with all of the Company's major customers, a group of salesmen, working out of Calgary, Alberta where customers head offices are located, act as account managers with specific individual responsibilities for managing the Company's business and alliance relationships with its customers.  In addition, the field has regional area sales representatives that will coordinate sales and activities in the field.  The inside sales group is responsible for coordination and preparation of hundreds of competitive bid packages each year for Canadian and international sales.

Individual branch managers are responsible for the branch in their district.  The branch is the front line interface with the customer.  The Distribution Center provides centralized materials management services for CE Franklin's branches and where practical will ship product directly to customers.  The information technologies group is a fundamental component of providing service to customers and is responsible for

9 of 55

maintaining the Company's enterprise and eCommerce systems.  The marketing and supply group is responsible for inventory procurement, pricing and margins.  Customer service, safety and quality ensure processes and procedures are in place to deliver customer service.

Competition

The Canadian oilfield supply industry is highly competitive and fragmented.  CE Franklin and its largest competitors generally operate at low profit margins due to price competition.  Price competition is due to customer price pressure and to competition among the major supply companies for the same business.  Costs of goods may not be subject to competitive pressures due to the ability of manufacturers of certain products, particularly tubular products, to hold the prices at which they sell their products.  The Company believes that its future profitability is partially influenced by additional competitive factors beyond its control, including the ability of some customers to purchase products directly from the manufacturer rather than from independent oilfield supply distributors.  In addition, if the oil and gas industry were to experience significant growth in drilling activity, new competitors could arise due to the low capital investment involved.

There are approximately 200 oilfield supply stores in Canada operated by seven substantial companies, and there are approximately 20 dealers in oilfield tubulars.  However, only CE Franklin and one competitor offer a North-American solution.  The oilfield supply market is part of the larger industrial supply market, which is also served in part by numerous other competitors.  Some of CE Franklin's major competitors have manufacturing divisions or affiliates that produce some of their product lines.  This vertical integration may place the Company at a cost disadvantage.  The market is further fragmented by (i) companies that specialize in the sales of certain products, (ii) general industrial supply houses that overlap with the oilfield suppliers particularly in the area of pipe, valves and fittings, (iii) manufacturers who sell directly to the oil and gas industry and (iv) major oil companies that sometimes purchase directly from manufacturers on large orders.

Smith International, which owns 55.1% of the Company as of March 17, 2004, and its affiliates, including Wilson Supply, have indicated that they will not compete with CE Franklin in Canada.  CE Franklin has agreed not to compete with Smith International or Wilson Supply in the United States.  However, there are no assurances that this will not change at a future date.

In many of the established oil and gas producing countries outside of North America, oilfield equipment and supplies are sold and supplied differently and accordingly, North American-style branches are not common.  As a result of price competition in Canada, profit margins in the industry are typically not high and profitability is achieved by continuously improving the effectiveness of personnel and the efficiency of systems.

Adverse weather conditions could temporarily decrease the demand for CE Franklin's products and services.  CE Franklin's financial performance is tied closely to the seasonality of drilling activity.  Higher drilling activity in Canada is generally experienced in the winter months.  In the spring and early summer, drilling activity slows due to the difficulty in moving equipment during the spring thaws.  To the extent that unseasonable weather conditions such as excessive rain or unusually warm winters affect the ability of CE Franklin's customers to access their oil and gas wells, then the demand for CE Franklin's products and services would temporarily decrease and the Company's revenues, cash flows and profitability would be adversely affected.

C.

Organizational structure

On February 1, 2002, CE Franklin amalgamated with its wholly owned subsidiary, CEF Technologies Ltd.  The Company operated as one legal entity, CE Franklin Ltd. from February 1, 2002 to January 31, 2003.

On January 31, 2003, the Company transferred the property and equipment and operations of its compression operations into a wholly owned subsidiary, Brittania.  Subsequently, a 50% interest in the new subsidiary was sold for $538,000.  Brittania is registered in the province of Alberta, Canada.

D.

Property, plant and equipment

Description of Property

The Company's headquarters is located in Calgary, Alberta and its Distribution Center is based in Edmonton, Alberta.  The Company has 25 branches in Alberta, five in Saskatchewan, five in British

10 of 55

 Columbia, one in Manitoba and one in Ontario.  Brittania has one assembly facility in Alberta.  The Company leases 34 branches, and owns three branches.  The owned properties represent two branches in Alberta, and one branch in Saskatchewan.  The owned properties are subject to a general security agreement in favor of the Company's principal lender.

The current capacity at the Company's branches and Distribution Center is considered adequate to meet current market demand.

The Company is not aware of any environmental issues that could have a material impact on any of its properties.

Property and equipment decreased 29.6% to $9.0 million as at December 31, 2003.  This decrease reflects amortization expense of $4.4 million offset by capital expenditures of $601,000.   As at December 31, 2003, approximately $5.7 million in property and equipment (original cost of $15.6 million) relates to the Company's investment in its enterprise and eCommerce systems.  This accounts for $2.8 million in amortization expense for the year-ended December 31, 2003.  These assets will be fully amortized by the end of 2005.  The Company anticipates that its enterprise and eCommerce systems will operate beyond 2005 as long as the Company implements the standard upgrades as provided by the suppliers.  These upgrades are considered inexpensive in relation to the Company's initial investment.

Item 5:

Operating and Financial Review and Prospects

Management's Discussion and Analysis as of January 16, 2004

A.

Results of Operations

(All amounts shown in CDN dollars unless otherwise specified)

Selected Financial Information

The following “Management's Discussion and Analysis” is provided to assist readers in understanding CE Franklin's financial performance during the periods presented and significant trends that may impact future performance of the Company.  This discussion should be read in conjunction with the Consolidated Financial Statements of the Company and the related notes thereto included under Item 18.

The selected financial data presented below is presented in Canadian dollars and in accordance with Canadian GAAP. For a discussion of the principle differences between the Company's financial results as calculated under U.S. GAAP, see Note 16 to the Company's Consolidated Financial Statements included under Item 18.

11 of 55

As at and for the Years-Ended December 31	2003	2002	2001
	(in thousands of Canadian dollars except per share data)

Statements of Operations

Sales
Distribution	257,125	255,128	371,167
Manufacturing	2,432	6,201	6,678
	259,557	261,329	377,845
Gross Profit
Distribution	43,550	35,015	41,985
Manufacturing	13	1,691	1,795
	43,563	36,706	43,780
Gross Profit - %
Distribution	0.2%	0.1%	0.1%
Manufacturing	0.0%	0.3%	0.3%
	0.2%	0.1%	0.1%
Other expenses (income)
Selling, general and administrative	37,360	35,537	39,696
Amortization	4,395	4,245	3,879
Other	(772)	(267)	247
	40,983	39,515	43,822
Income (loss) before interest and taxes
Distribution	3,753	(2,233)	604
Manufacturing	(1,173)	(576)	(646)
	2,580	(2,809)	(42)

Income (loss) before income taxes	1,463	(3,908)	(2,073)
Income tax expense (recovery)	1,042	(1,415)	(520)
Income (loss) from continuing operations	421	(2,493)	(1,553)
Net income (loss)	421	(2,493)	619

Net income (loss) per share - continuing operations
Basic and diluted	$0.02	$(0.15)	$(0.09)

Net income (loss) per share
Basic and diluted	$0.02	$(0.15)	$0.04

Balance Sheets
Current assets	100,591	79,012	89,783
Total assets	117,632	99,534	112,929
Current liabilities	68,445	49,683	58,867
Long-term financial liabilities	146	299	614
Shareholders' equity	47,628	47,171	49,957

Effective January 31, 2003, the Company sold, for cash proceeds of $538,000, a 50% interest in the property and equipment and operations of Brittania.  The Company accounts for its remaining 50% interest in Brittania using the proportionate consolidation method of accounting.

The Notes to the Consolidated Financial Statements included under Item 18 should be read in order to understand factors such as the changes in the method of accounting for stock options and goodwill and other intangibles which were adopted during 2003 and 2002, and the effect of Discontinued Operations in 2001.  These items may affect the comparability of the information shown above.

Overview

The level of exploration and production activity in the western Canadian sedimentary basin including the oilsands areas largely drives the performance of the Company's Distribution and Manufacturing segments in Canada.  Drilling activity levels and capital project spending in the oilsands areas are primarily influenced by worldwide energy prices, but may also be affected by expectations related to the worldwide supply of and demand for oil and natural gas, finding and development costs, political uncertainties and environmental concerns (see Item 3D under the caption “Risks factors” for a detailed explanation of items which could have an effect on the Company's results from operations and cash flows).

12 of 55

Fiscal 2003 was a return to profitability for the Company following two years of losses from continuing operations.  Net income from continuing operations for the year-ended December 31, 2003 was $421,000 or $0.02 per share (diluted) as compared to a loss of $2.5 million or $0.15 per share (diluted) in 2002, and a loss of $1.6 million or $0.09 per share (diluted) in 2001.

The improvement in earnings was due to an increase in activity levels and an improved value offering to the Company's customers, coupled with solid gross profit margin improvement and expense rationalization.

The Company's balance sheet remained strong in 2003.  Total capitalization (financed debt plus equity) as at December 31, 2003 was comprised of debt of 33.4% in 2003 versus 31.9% in 2002 and equity of 66.6% in 2003 versus 68.1% in 2002.

Results of Operations – Comparison of 2003 to 2002

Commodity prices were strong in 2003.  The price of oil and gas as at December 31, 2003 was U.S. $32.79 (West Texas Intermediate) and Cdn. $6.88 (AECO spot) respectively. This compares to U.S. $29.42 for oil and Cdn. $5.97 for gas as at December 31, 2002.

The strong commodity prices resulted in Exploration and Production (“E&P”) companies having increased cash flow, and therefore being able to increase their capital spending on exploration and production activities.  The average active rig count increased 40.0% to 371 active rigs for the year-ended December 31, 2003 as compared to 265 active rigs for the year-ended December 31, 2002.

Sales

Sales for the year-ended December 31, 2003 decreased marginally to $259.6 million from $261.3 million for the year-ended December 31, 2002.

Sales for the Company's Distribution segment increased $2.0 million or 0.8% reflecting a 17.9% increase in branch sales as a result of an increase in activity levels during 2003.  Sales of tubular products declined 33.9% due to two large customers having the tonnage capacity to be able to purchase their tubular products directly from the steel mills.  As customer tonnage capacity increases, there is a risk that steel mills will sell tubular products to the customers directly.

Manufacturing sales decreased to $2.4 million for the year-ended December 31, 2003 from $6.2 million for the year-ended December 31, 2002 due to the 50% sale of Brittania and a refocusing of the operations to gas compression products from air and gas compression.

Gross Profit

Gross profit increased 18.7% to $43.6 million for the year-ended December 31, 2003 from $36.7 million for the year-ended December 31, 2002.  Gross profit margins increased to 16.8% for the year-ended December 31, 2003 from 14.0% for the year-ended December 31, 2002.

Distribution gross profit increased 24.4% or $8.5 million to $43.6 million for the year-ended December 31, 2003 while sales increased only 0.8%.  This reflects an improvement in Distribution gross profit margins to 16.9% in 2003 from 13.7% in 2002.

Of the 3.2% improvement in Distribution gross profit margins, 2.0% reflects an improvement in gross profit margins as a result of business process efficiency by the Company in 2003.  The remainder of the increase, 1.2%, reflects a shift in mix from lower margin tubular product sales to higher margin general product sales.

Manufacturing gross profit decreased to $13,000 for the year-ended December 31, 2003 from $1.7 million for the year-ended December 31, 2002.  This reflects the lower sales in 2003 coupled with an inventory write-down of $654,000 as a result of the development of new product lines in 2003, making existing inventory obsolete.

13 of 55

Selling, General and Administrative Costs (SG&A)

SG&A costs increased $1.8 million or 5.1% to $37.4 million for the year-ended December 31, 2003 from $35.5 million for the year-ended December 31, 2002.  Distribution SG&A increased $2.9 million or 8.6% in 2003.  Approximately 95% of the SG&A relating to the Company's Distribution segment relates to the Company's branches; therefore the 8.6% increase in SG&A supports the 17.9% increase in branch sales for the year-ended December 31, 2003.

In addition, during 2003 the Company increased the variable component of its Distribution SG&A.  Approximately 13.3% of the Distribution segments SG&A in 2003 was variable and will fluctuate with branch sales.  This compares to 5.7% during 2002.

Manufacturing SG&A decreased $1.1 million or 53.1% during 2003 reflecting the sale of a 50% interest in Brittania coupled with a reduction in staffing to offset the declining gross profit.

Income (loss) before interest and taxes

Income (loss) before interest and taxes for the year-ended December 31, 2003 increased $5.4 million to $2.6 million during 2003 from a loss of $2.8 million for the year-ended December 31, 2002.

The Distribution segment's income increased $6.0 million to $3.8 million during 2003 from a loss of $2.2 million in 2002.  This represents an incremental flow through of 300% on the $2.0 million sales increase due to the improvement in gross profit margins in 2003, offset by increased SG&A.

The Manufacturing segment's loss increased to a loss of $1.2 million for the year-ended December 31, 2003 from a loss of $576,000 for the year-ended December 31, 2002 due primarily to the inventory obsolescence write-down described above.

Income (loss) before Income Taxes

Income before income taxes improved $5.4 million to $1.5 million for the year-ended December 31, 2003 from a loss of $3.9 million for the year-ended December 31, 2002.

Income Taxes

The Company's effective tax rate for the year-ended December 31, 2003 was 71.2%, as compared to an effective tax rate of 36.2% for the year-ended December 31, 2002.  The Company's combined federal and provincial tax rate for 2003 was 37.1% (2002 – 39.6%).  The net income before tax was impacted by non-deductible items and capital and other taxes that became a larger component of the overall income tax charge in 2003.  See Note 6 to the Consolidated Financial Statements included under Item 18.

Net Income (loss) and Earnings per Share

Net income for the year-ended December 31, 2003 was $421,000 or $0.02 per share (diluted) as compared to a net loss of $2.5 million or a loss per share of $0.15 per share (diluted) for the year-ended December 31, 2002.  This represents an income improvement of $2.9 million or $0.17 per share (diluted).

Results of Operations – Comparison of 2002 to 2001

The average price of oil during 2002 was U.S. $26.10 (West Texas Intermediate) and the average price of gas was Cdn. $4.18 (AECO spot). Oil and gas commodity prices started 2002 with the price of oil at U.S. $19.51 and the price of gas at Cdn. $3.52, and as a result, many E&P companies reduced their capital spending programs for 2002.  Although commodity prices improved significantly during the year with the price of oil and gas ending the year at U.S. $29.42 and Cdn. $5.97, respectively, this increase in oil and gas prices did not result in a revision in E&P companies capital spending programs for 2002.   The average active rig count decreased 22.7% to 265 active rigs during 2002 compared to 343 active rigs during 2001.

Sales

Sales for the year-ended December 31, 2002 decreased $116.5 million or 30.8% to $261.3 million from $377.8 million for the year-ended December 31, 2001.  The majority of the sales decline comes from the Company's Distribution segment.

14 of 55

Of this decline, $19.8 million relates to the completion of a large capital oilsands project in northern Alberta in 2001.  The Company supplied pipe, flanges and fittings to this construction project.  Excluding this capital project, sales decreased $96.7 million or 25.6% for the year-ended December 31, 2002.

Tubular product sales for the year-ended December 31, 2002 declined 47.9% as compared to the year-ended December 31, 2001 due to merger and acquisition activity during the last half of 2001, resulting in two customers now being able to directly access steel mills, and an overall decline in activity levels.  Sales of the Company's other products through its branch network declined at the same rate as the decline in industry activity.

Gross Profit

Total gross profit decreased $7.1 million or 16.2% to $36.7 million in 2002 as compared to $43.8 million during 2001.  Included in the 2001 gross profit of $43.8 million was a $1.7 million inventory write-down relating to the Distribution and Manufacturing segments.  Excluding the inventory write-down, total gross profit decreased $8.8 million or 19.3% for the year-ended December 31, 2002 as compared to the year-ended December 31, 2001.

Average gross profit margin for the year-ended December 31, 2002 increased to 14.0% from 11.6% for the year-ended December 31, 2001, due to the inventory write-down described above coupled with the lower margin earned on the capital oilsands project, which was completed in 2001.

Selling, General and Administrative Costs

For the year-ended December 31, 2002, SG&A costs decreased $4.2 million or 10.5% to $35.5 million from $39.7 million.  With the decline in activity levels during the last six months of 2001 and during 2002, the Company's Distribution segment adjusted its infrastructure to support the reduced sales levels.

CE Franklin reduced its employee base during 2001 and 2002 by 25.3% to 327 employees as at December 31, 2002 from 438 employees as at September 30, 2001 to offset the decline in activity levels.  This accounts for the $4.2 million reduction in SG&A.

Loss before Interest and Income Taxes

Loss before interest and income taxes for the year-ended December 31, 2002 was $2.8 million as compared to a loss of $42,000 for the year-ended 2001.  The $116.5 million decrease in sales resulted in only a 2.4% decremental flow through.  This was due to an improvement in gross profit margins from 11.6% to 14.0%, and a reduction in SG&A by $4.2 million.

Income (Loss) before Income Taxes, and Income (Loss) from Continuing Operations

Loss from continuing operations before income taxes was $3.9 million for the year-ended 2002 as compared to a loss of $2.1 million for the year-ended 2001.  The $1.8 million decline in income reflects the $2.8 million increase in loss before interest and income taxes offset by a reduction in interest expense of $1.0 million.  The reduction in interest expense reflects lower debt levels due to better working capital management by the Company and the sale of its Domino Machine operations at the end of 2001.

Loss from continuing operations was $2.5 million or a loss of $0.15 per share (diluted) for 2002 as compared to a loss of $1.6 million or $0.09 per share (diluted) for 2001.

Discontinued Operations – Year-Ended December 31, 2001

Income from discontinued operations in 2001 was $2.2 million.  On December 18, 2001 the Company sold its Domino Machine operations for net cash proceeds of $7.9 million resulting in an after tax gain on disposition of $1.1 million.  Domino Machine provided custom-machining services to the energy industry, which was not considered a core operation to the Company.  The net proceeds from this transaction were used to reduce the Company's outstanding bank operating loan.  See Note 13 to the Consolidated Financial Statements included under Item 18.

Net Income (Loss) and Earnings (Loss) per Share

Net loss for the year-ended 2002 was $2.5 million or $0.15 per share (diluted) as compared to net income of $619,000 or $0.04 per share (diluted) for 2001.

15 of 55

Summary of Quarterly Financial Data

The selected quarterly financial data presented below is presented in Canadian dollars and in accordance with Canadian GAAP.  For a discussion of the principle differences between the Company's financial results as calculated under U.S. GAAP, see Note 16 to the Company's Consolidated Financial Statements included under Item 18.

Unaudited	Q1	Q2	Q3	Q4	2003
	(thousands of Canadian dollars except per share data)
Sales
Distribution	61,798	54,807	67,533	72,987	257,125
Manufacturing	1,181	494	309	448	2,432
	62,979	55,301	67,842	73,435	259,557

Net income (loss)	(62)	(476)	307	652	421

Net income (loss) per share
Basic and diluted	$(0.00)	$(0.03)	$0.02	$0.03	$0.02

Unaudited	Q1	Q2	Q3	Q4	2002
	(thousands of Canadian dollars except per share data)
Sales
Distribution	78,198	56,103	61,113	59,714	255,128
Manufacturing	1,536	1,498	1,755	1,412	6,201
	79,734	57,601	62,868	61,126	261,329

Net loss	(389)	(1,076)	(350)	(678)	(2,493)

Net loss per share
Basic and diluted	$(0.02)	$(0.07)	$(0.02)	$(0.04)	$(0.15)

The Company's sales are affected by weather conditions.  As warm weather returns in the spring (April/May of each year), the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have dried out.  In addition, many exploration and production areas in northern Canada are accessible only in the winter months when the ground is frozen.  As a result, the first and fourth quarters typically represent the highest sales activity for the Company.  Sales levels drop dramatically during the second quarter until such time as the roads have dried and road bans have been lifted.

During 2003, the Company's sales in Q3 and Q4 exceeded Q1.  This reflects the improvement in the Company's value offering to its customers resulting in increased sales as the year progressed.

Sales levels declined in Q1 and Q2 2003 by 21.0% and 4.0%, respectively, as compared to the corresponding quarters in 2002.  This reflects the loss of the two tubular product customers in late 2002, which significantly impacted sales levels in 2003.

Despite the reduction in sales levels, net income (loss) has improved for each quarter in 2003 as compared to the corresponding quarter in 2002 due to an improvement in gross profit margins coupled with a reduction in SG&A costs.

Sales for the quarter ended December 31, 2003 increased 20.1% to $73.4 million from $61.1 million for the comparable 2002 period.  The increase in sales reflects the general increase in capital spending by E&P companies.

Net income was $652,000 or $0.03 per share (diluted) for the quarter ended December 31, 2003 as compared to the quarter ended December 31, 2002 where the Company reported a net loss of $678,000 or a loss of $0.04 per share (diluted).  The $12.3 million increase in sales resulted in a net income improvement of $1.3 million or $0.07 per share (diluted), which represents an incremental flow through of 10.8%.

16 of 55

During Q4 2003, CE Franklin generated $2.1 million in cash flow from operating activities before net change in non-cash working capital balances.  This was offset by a $7.7 million investment in working capital, primarily cash, accounts receivable and inventories.  These activities resulted in a $6.0 million increase in the Company's bank operating loan.  There were no significant capital expenditures during the quarter.

B.

Liquidity and Capital Resources

In 2003, CE Franklin generated $4.6 million in cash flow from operating activities before net change in non-cash working capital balances, $258,000 from proceeds on the disposal of property and equipment, and $538,000 from the sale of a 50% interest in Brittania.  This was offset by a $6.0 million investment in working capital, which includes a $4.9 million investment in cash and cash equivalents, $901,000 in capital and other expenditures relating primarily to replacement of desktop computers and printers, and $343,000 in repayments on capital leases.  This resulted in a $1.9 million increase in the Company's bank operating loan to $23.4 million from $21.5 million.

The Company's primary internal source of liquidity is cash flow from operating activities before net change in non-cash working capital balances, which increased to $4.6 million for the year-ended December 31, 2003, an improvement of $3.6 million as compared to 2002.  The improvement reflects improvement in profitability of the Company during 2003.

The Company's profitability and liquidity is dependent upon the level of capital spending by E&P companies in the western Canadian sedimentary basin.  These activity levels are cyclical and driven by economic and political events that are described in more detail in Section 3D, “Risk factors”.  The Company mitigates the cyclical nature of its business by adjusting its SG&A costs.

CE Franklin finances its non-cash working capital requirements; accounts receivable, inventories and accounts payable and accrued liabilities with its bank-operating loan.  The Company's borrowing capacity under its bank operating loan is dependent on maintaining compliance with certain financial covenants and a borrowing base formula applied to accounts receivable and inventories.  As at December 31, 2003, the Company was well within the covenant compliance thresholds and was able to draw up to $35 million against its bank operating line based on the borrowing base formula.

The Company will fund capital expenditures from cash flow from operating activities before net change in non-cash working capital, and capital leases, where available.  Other than standard upgrades to its enterprise and eCommerce systems, the Company does not expect significant capital expenditures in the next several years.  CE Franklin's total capitalization (financed debt plus equity) at December 31, 2003 was comprised of debt of 33.4% in 2003 and 31.9% in 2002 and equity of 66.6% in 2003 and 68.1% in 2002.

For the year-ended December 31, 2003 accounts receivable increased $9.3 million or 25.1% to $46.3 million from $37.0 million.  The increase in accounts receivable reflects a 20.1% increase in sales to $73.4 million during the fourth quarter of 2003 as compared to $61.1 million for the fourth quarter of 2002.

Average Days Sales Outstanding (DSO) were 51.8 days in 2003 as compared to 49.8 days in 2002.  Trade accounts receivables are tightly managed by the Company with daily calls to customers to solve payment issues.  In addition, the Company's accounts receivable team works closely with customers to help simplify payment and approval processes.  Bad debt expense in 2003 decreased substantially to $266,000 from $688,000 for the year-ended December 31, 2002 and $1.0 million for the year-ended December 31, 2001.

Total inventory for the Company increased 19.3% to $48.5 million as at December 31, 2003 as compared to $40.7 million as at December 31, 2002.  The increase in inventory levels is in anticipation of increased activity levels during the first quarter of 2004 as compared to the fourth quarter of 2003.  The Company has increased its inventory of high turning items in anticipation of this increase in activity.

CE Franklin measures inventory efficiency using an inventory turns calculation.  Inventory turned 5.0 times in 2003, compared to 4.9 times in 2002. The Company monitors its inventory on a daily basis in order to reduce surplus, improve turns and reduce obsolescence.  The Company's inventory write-down expense was $1.5 million in 2003 as compared to $1.2 million in 2002, and $1.7 million in 2001.

17 of 55

Accounts payable and accrued liabilities have increased $18.0 million to $44.7 million as at December 31, 2003 as compared to the previous year.  The increase reflects increased inventory purchases due to higher activity levels during Q4 2003, as compared to the previous year, coupled with the increase in inventory levels at year-end described above.  The increase in accounts payable and accrued liabilities in Q4 2003 will translate to a decrease in cash and an increase in the bank operating loan during Q1, 2004.

Property and equipment decreased 29.6% to $9.0 million as at December 31, 2003 from $12.8 million as at December 31, 2002.  This decrease reflects amortization expense of $4.4 million offset by capital expenditures of $601,000.   As at December 31, 2003, approximately $5.7 in property and equipment (original cost of $15.6 million) relates to the Company's investment in its enterprise and eCommerce systems.  These systems account for $2.8 million in amortization expense for the year-ended December 31, 2003.  These assets will be fully amortized by the end of 2005.  The Company anticipates that its enterprise and eCommerce systems will operate beyond 2005 as long as the Company implements the standard upgrades as provided by the supplier.  These upgrades are considered inexpensive in relation to the Company's initial investment.

On July 31, 2003, CE Franklin negotiated a new $35.0 million demand operating loan facility with the RBC Royal Bank.  Amounts drawn against this facility bear interest at Canadian Prime plus 1%.  The maximum amount available under this facility is based on a borrowing base formula applied to accounts receivable and inventories.  At December 31, 2003, CE Franklin had $23.4 million drawn against this $35.0 million credit facility.  In management's opinion, this facility, together with cash flows from operating activities before net changes in non-cash working capital balances, is considered sufficient to finance its current and foreseeable operating needs.

Transactions with Related Parties

The Company is the exclusive distributor of bottom hole pump production equipment manufactured by a subsidiary of its principal shareholder Smith International.  Smith International owns 55.1% of the Company's outstanding common shares.  The transactions with the principal shareholder are in the normal course of business and at commercial rates.  See Note 10 to the Consolidated Financial Statements included under Item 18 for further details.  On February 17, 2004 Smith International acquired an irrevocable option, for two years, to purchase common shares of the Company at market value such that its interest in the Company would not be diluted.

Critical Accounting Estimates

The preparation of the Consolidated Financial Statements requires the Company to make estimates and judgments that effect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.  The Company evaluates its estimates on an ongoing basis, based on historical experience and other assumptions that are believed to be reasonable under the circumstances.  Actual results may differ from these estimates under different assumptions and conditions.

The Company believes the following describes significant judgments and estimates used in the preparation of its Consolidated Financial Statements.  These estimates affect the Company's Distribution and Manufacturing segments.

The Company extends credit to customers and other parties in the normal course of business.   Management regularly reviews outstanding accounts receivable and provides for estimated losses through an allowance for doubtful accounts. In evaluating the level of the established allowance, management makes judgments regarding the parties' ability to make required payments, economic events and other factors. As the financial condition of these parties change, circumstances develop or additional information becomes available, adjustments to the allowance for doubtful accounts may be required.  These adjustments, if required, would result in a decrease in accounts receivable and an increase in bad debt expense included under SG&A.  The effect on the overall performance of the Company would be dependent on the size of the customer in relation to the Company's sales.  For the three years ended December 31, 2003, 2002 and 2001, the Company's bad debt expense has been $266,000, $688,000 and $1.0 million, respectively.

18 of 55

The Company has made significant investments in inventory to service its customers.  On a routine basis, the Company uses judgments in determining the level of write-downs required to record inventory at the lower of average cost or net realizable value. Management's estimates are primarily influenced by technological innovations, market activity levels and the physical condition of products.  Changes in these or other factors may result in a write-down in the carrying value of inventory that would result in an increase in cost of sales and a reduction in inventories.  For the three years ended December 31, 2003, 2002 and 2001 inventory write-downs were $1.5 million, $1.2 million and $1.7 million respectively.

Future tax assets and liabilities are recognized for differences between the book value and tax value of the net assets of the Company. In providing for future taxes, management considers current tax regulations, estimates of future taxable income and available tax planning strategies. If tax regulations, operating results or the ability to implement tax planning strategies vary, adjustments to the carrying value of future tax assets and liabilities may be required.

Change in Accounting Policies

As of January 1, 2003 the Company adopted prospectively, the fair value method of accounting for common share options granted.  Under this method, the Company recognizes compensation expense based on the fair value of the options on the date of grant which is determined by using the Black-Scholes options – pricing model.  The fair value of the options is recognized over the vesting period of the options granted as compensation expense and contributed surplus.  The contributed surplus balance is reduced as options are exercised and the amount initially recorded for the options in contributed surplus is credited to capital stock.  Compensation expense of $36,000 was recorded in 2003.

No compensation expense is recorded for stock options awarded prior to January 1, 2003 as the Company applied the intrinsic method of accounting for stock options granted.  The consideration paid by option holders on the exercise of these options is and will be credited to capital stock.  See Note 7b to the Consolidated Financial Statements included under Item 18 for the effect on the Consolidated Financial Statements if the fair value method was adopted for these options.

Effective January 1, 2002, the Company adopted the new accounting standard relating to goodwill and other intangible assets.  The new standard requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, and are tested annually for a permanent impairment.  As a result of adopting this new standard, the Company determined that $415,000 of its goodwill ($375,000 after tax) was impaired, and in accordance with the new standard, applied the $375,000 impairment to retained earnings as at January 1, 2002.  The Company's net income for the year-ended December 31, 2001 would have been $859,000 or $0.05 per share diluted versus $619,000 or $0.04 per share diluted as previously reported had this amortization expense not been recorded in that period.

Both of the above changes in accounting policies were new standards by the Canadian Institute of Chartered Accountants, and the Company implemented these policies in accordance with the new standards.

Financial and Other Instruments

The Company is exposed to market risks from changes in interest rates and foreign exchange rates.  The Company will enter into foreign currency forward exchange contracts with financial institutions to fix the value of liabilities on future commitments.  The Company entered into such contracts in 2003, the impact of which were not considered material, and no contracts were outstanding as at December 31, 2003.

The Company has exposure to interest rate fluctuations on its demand bank operating loan.  The Company has, in the past, entered into interest rate contracts to hedge its interest rate risk associated with the demand operating loan.  No such contracts were in place for 2003, 2002 or 2001.  The Company does not use financial instruments for speculative purposes.

As at December 31, 2003 there were no unrecognized gains or losses associated with the above instruments.

Other Items

The Company's Form 20-F is available on SEDAR at www.sedar.com.

19 of 55

CE Franklin has authorized an unlimited number of common shares with no par value.  As at December 31, 2003 the Company had 17,178,696 common shares outstanding.

The Board of Directors may grant options to purchase up to 2,240,925 common shares.  As of December 31, 2003, options to purchase 1,750,439 common shares were outstanding at an average exercise price of $3.95 per common share.  See Note 7 to the Consolidated Financial Statements included under Item 18.

C.

Research and Development, Patents and Licenses, etc.

Not applicable.

D.

Trend Information

See Item 4B and Item 5A.

E.

Off-balance Sheet Arrangements

The Company has not engaged in off-balance sheet financing arrangements through special purpose entities.

F.

Tabular Disclosure of Contractual Obligations

Period Due	Capital Lease Obligations	Operating Lease Commitments	Total
(thousands of Canadian dollars)
2004	376	3,341	3,717
2005	87	2,175	2,262
2006	45	1,346	1,391
2007	4	1,516	1,520
2008	3	385	388
thereafter	0	367	367
	515	9,130	9,645

As at December 31, 2003 the Company had issued and outstanding letters of credit totaling $4.2 million to secure offshore inventory purchases.

G.

Safe Harbor

Forward Looking Statements

The information in this Form 20-F, including this Item 5, may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that CE Franklin plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements.  These forward-looking statements are based on management's current belief, based on currently available information, as to the outcome and timing of future events.  When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this Form 20-F, including those in Item 3D under the caption “Risk factors”.

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

  planned capital expenditures and working capital and availability of capital resources to fund capital expenditures and working capital;

  the Company's future financial condition or results of operations and future revenues and expenses;

  the Company's future gross profit and net profit margins;

  the Company's business strategy and other plans and objectives for future operations;

  fluctuations in worldwide prices and demand for oil and gas;

  fluctuations in levels of gas and oil exploration and development activities; and

20 of 55

  fluctuations in the demand for the Company's products and services.

We caution you that these forward-looking statements are subject to all of the risks and uncertainties, many of which are beyond CE Franklin's control.  These risks include, but are not limited to, economic conditions, seasonality of drilling activity,  commodity price volatility for oil and gas, currency fluctuations, inflation, regulatory changes and the other risks described in Item 3D under the caption “Risk factors”.

Should one or more of the risks or uncertainties described above or elsewhere in this Form 20-F occur, or should underlying assumptions prove incorrect, the Company's actual results and plans could differ materially from those expressed in any forward-looking statements.

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

Item 6:

Directors, Senior Management and Employees

A.

Directors and Senior Management

The following table sets forth-certain information about our directors and leadership team, as of March 17, 2004.

Name and Municipality of Residence

Age

Position with CE Franklin Ltd.

Michael S. West(1)

41

Chairman, President and Chief

Calgary, Alberta

Executive Officer and Director

James E. Baumgartner

49

Vice President, Sales

Edmonton, Alberta

Brent W. Greenwood

49

Vice President,

Calgary, Alberta

            Marketing and Supply

Ronald L. Koper

            45

            Vice President,

Calgary, Alberta

Business Effectiveness

Timothy M. Ritchie

33

Vice President, Operations

Calgary, Alberta

Salvatore Secreti

            44

            Vice President and

Calgary, Alberta

Chief Financial Officer

Roderick H. Tatham

45

Director of Quality and

Calgary, Alberta

            Customer Service

John J. Kennedy (3)(4)

51

Director

Houston, Texas

S. Douglas Martin (1)(2)(3)(4)

72

Director

Calgary, Alberta

Douglas L. Rock (1)(2)

57

Director

Houston, Texas

Gordon R. Schnell (3)(4)

70

Director

Cochrane, Alberta

Victor Stobbe (3)

62

Director

Okotoks, Alberta

Notes:

21 of 55

1)

Member of Corporate Governance and Nominating Committee.

2)

Member of Compensation Committee.

3)

Member of Audit Committee.

4)

Member of Environment, Health & Safety Committee.

The directors will stand for re-election on May 4, 2004 at the annual shareholders meeting.  The following is a summary of the background of each director and member of the Company's leadership team.

Michael S. West is the Chairman, Director, President and Chief Executive Officer.  He was appointed President and Chief Executive Officer and to CE Franklin's Board of Directors in January 2002.  Mr. West was appointed Chairman on December 31, 2003.  Mr. West has held various positions including Vice President, Operations for a major competitor in the oilfield supply and distribution business.  Prior to joining the oil and gas sector in 1996, he worked for 11 years in various capacities in the automotive after-market parts industry.

James E. Baumgartner is Vice President, Sales.  He has over 22 years experience in distribution of pipe, valves and fittings in the supply industry in Canada as well as internationally.

Brent W. Greenwood is Vice President, Marketing and Supply.  He graduated from the University of Saskatchewan with a Bachelor of Arts (Honours) and a Masters of Arts in History.  He graduated from the University of Calgary with a Masters of Business Administration (MBA).  He started his career with Franklin Supply in 1980 and has held various positions with the Company over the past 22 years.

Ronald L. Koper is the Vice President, Business Effectiveness.  He graduated from the University of Calgary with a Bachelor of Commerce.  Since then he has dedicated his career to the human resources and organizational development profession. Prior to joining the Company in 2000 he completed over six years as a private organizational change consultant with a diverse client list of large and mid-sized Canadian corporations.

Timothy M. Ritchie is the Vice President, Operations.  He graduated from the University of Lethbridge with a Bachelor of Arts and earned his Masters of Business Administration (MBA) from the University of Calgary.  He began his career with Franklin Supply at a branch over 10 years ago and has progressively taken on more senior roles for the Company.

Salvatore Secreti is the Vice President and Chief Financial Officer.  He graduated from the University of Calgary with a Bachelor of Commerce degree and earned his Chartered Accountant (CA) designation.  Since leaving public practice, he has been the Controller or Chief Financial Officer at various public and private companies in a variety of industries.  He joined CE Franklin as Vice President and Chief Financial Officer in January 2001.

Roderick H. Tatham is the Director of Customer Service and Quality.  He is responsible and accountable for the redesign and implementation of all business processes related to customer service and operational performance. Prior to joining CE Franklin in May 2002, he worked in various capacities as Manager of Business Process & Quality, Branch Manager, Quality Assurance Manager and Materials Coordinator.

John J. Kennedy became a Director of CE Franklin in May 1999.  He is President and Chief Executive Officer of Wilson Supply, a division of Smith International.  Prior to this position Mr. Kennedy was the Chief Financial Officer of Smith International.  Mr. Kennedy has worked in the energy industry for the past 25 years, and has held various executive and management level positions with Smith International, Bow Valley Petroleum, and Brown & Root.  Mr. Kennedy has several professional memberships in both the United Kingdom and United States, including the Institute of Petroleum and Association of Corporate Treasurers.

S. Douglas Martin graduated from the University of Oklahoma with a Bachelor of Business Administration.  He became a Director of Franklin Supply in 1993 and a Director of CE Franklin in 1995.  Mr. Martin was Chairman of the Company from October 2001 to December 31, 2003.  Mr. Martin has over 48 years of experience in the energy industry in both the United States and Canada.  His broad range of experience has been with energy supply and distribution companies as well as exploration and production companies.

22 of 55

Douglas L. Rock has been a Director of CE Franklin since 1999.  He graduated from The Pennsylvania State University.  Mr. Rock began his career with Smith International in 1974 and since then has had senior management roles.  He is currently Chairman, Chief Executive Officer and President of Smith International.  As at March 17, 2004, Smith International owns 55.1% of the Company's outstanding common shares.

Gordon R. Schnell is the President of Monashee Spring Water.  Prior to this he was the President and Chief Operating Officer of CE Franklin from 1995 to 1998 and interim President and Chief Executive Officer from October 2001 to January 2002.  Before that time, he started his career with Continental Supply Company in 1956 where he took on increasingly senior roles and eventually became the President of Continental Emsco Company Limited.  Since his retirement in 1998, he has consulted to various companies in the oilfield service industry.  Mr. Schnell has been on the Board since 1995.

Victor J. Stobbe, a resident of Okotoks, Alberta, is the Chief Financial Officer of Wave Energy Ltd., a private oil and gas company, and a Director of Trican Well Service Ltd. where he serves as Chairman of the Audit Committee. Formerly he was President of American Leduc Petroleums Ltd. from October 1997 to October 2003. Mr. Stobbe, a chartered accountant, has served as a senior officer and/or a director of a number of public companies.

B.

Compensation

The following table sets forth the compensation paid by the Company to the Chairman, President and Chief Executive Officer and to each of the next four most highly compensated executive officers who were serving in such capacities at December 31, 2003, (collectively, "the Named Executive Officers") for services rendered to the Company for the years ending December 31, 2003, 2002 and 2001 respectively:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation[1] ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensations ($)
	Annual Compensation				Long-Term Compensation: Awards		Long-Term Compensation: Payouts	
Michael S. West	2003	200,000	–	20,094	76,044	--	–	--
Chairman,	2002	187,642	–	15,027	211,495	--	–	--
President and Chief Executive Officer [2]								
Salvatore Secreti	2003	176,000	–	19,374	55,766	--	–	--
Vice President	2002	176,000	15,520	15,507	78,083	--	–	--
and Chief Financial Officer[3]	2001	144,615	–	12,329	44,907	--	–	--
Tim Ritchie	2003	132,000	–	14,094	41,824	--	–	--
Vice President,	2002	120,000	11,640	13,292	55,748	--	–	--
Operations	2001	111,538	–	12,489	10,378	--	–	--
Brent Greenwood	2003	120,000	–	14,094	38,022	--	–	--
Vice President,	2002	120,000	11,640	12,590	55,748	--	–	--
Marketing and Supply	2001	109,846	–	11,184	9,968	--	–	--
Jim Baumgartner	2003	120,000	–	13,200	38,022	--	–	--
Vice President,	2002	120,000	11,640	9,877	55,748	--	–	--
Sales[4]	2001	57,230	–	4,578	10,000	--	–	--

23 of 55

(1)

Perquisites and other personal benefits include a car allowance, contributions to a group RRSP plan and parking for the Named Executive Officers.

(2)

Mr. West was appointed President and Chief Executive Officer on January 15, 2002, and was appointed Chairman on December 31, 2003.

(3)

Mr. Secreti joined the Company on January 29, 2001.

(4)

Mr. Baumgartner joined the Company on July 3, 2001.

Aggregate Option Exercises During 2003 and Option Values at December 31, 2003

The following table sets forth information in respect of the aggregate stock options exercised by the Named Executive Officers during 2003 and the value of unexercised, in-the-money options as at December 31, 2003.  The actual value of the unexercised in-the-money options will be determined by the market price of the Company's common shares on the date such options may be exercised by any of the Named Executive Officers. There is no assurance that the values of such in-the-money options shown in this table will be realized.

(1)

The "Value of Unexercised In-The-Money Options at FY End" was calculated by determining the difference between the market value of the securities underlying the option at the end of the financial year and the exercise price of such options.  At the end of the most recently completed financial year, the closing price of the Company's common shares on the Toronto Stock Exchange was $2.76.

Stock Options Granted During 2003

The following options to purchase common shares of the Company were granted during 2003 to the Named Executive Officers of the Company pursuant to the terms of the Company's Stock Option Plan.

Name	Securities Under Options/SARs Granted (1) (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Michael S. West	76,044	15.20%	$2.70	$2.70	December 12, 2013
Salvatore Secreti	55,766	11.20%	$2.70	$2.70	December 12, 2013
Tim Ritchie	41,824	8.40%	$2.70	$2.70	December 12, 2013
Brent Greenwood	38,022	7.60%	$2.70	$2.70	December 12, 2013
Jim Baumgartner	38,022	7.60%	$2.70	$2.70	December 12, 2013

(1)

Each option granted vests over three years at a rate of 1/3 per year.

Compensation of Directors

During 2003, directors were compensated based on a flat fee of $7,500 plus meeting fees for which they were in attendance, of $1,000 per meeting for board meetings, and $750 per meeting for committee meetings.

Mr. Schnell and Mr. Stobbe were paid $10,250 in 2003, respectively.  For 2003, Mr. Schnell and Mr. Stobbe were each granted 10,000 stock options at a price of $2.70 per share.  Mr. Martin, who was

24 of 55

Chairman of the board until December 31, 2003, was paid $30,000 plus out-of-pocket expenses and granted 15,000 stock options, at an exercise price of $2.70 to act as Chairman of the Company.  Directors are also reimbursed for their expenses incurred in respect of each meeting of the directors or special service. Employees of the Company, or an affiliate of the Company, receive no additional compensation for acting as directors of the Company.  Directors who are not officers of the Company or an affiliate of the Company have in the past also been granted options to purchase common shares.  No compensation was paid to any director of the Company for their services as consultants or experts to the Company.

C.

Board practices

Directors are elected at each annual meeting to hold office for a term expiring at the close of the next annual meeting of shareholders.  No specific term of office is applicable to executive officers; however, they are normally re-appointed annually.  The last annual meeting was held May 1, 2003, and the next annual meeting is expected to be held on May 4, 2004.

The Company has entered into an employment contract with the Chairman, President and Chief Executive Officer that provides for payment of up to 24 months salary if employment is terminated without cause.

The members of CE Franklin's audit committee are John J. Kennedy, S. Douglas Martin, Victor Stobbe and Gordon R. Schnell and they discharge their duties in accordance with the audit committee charter.  The audit committee is responsible for ensuring that management fulfills its responsibility for financial reporting, internal control as well as reviewing and recommending for approval the Consolidated Financial Statements, Management Discussion and Analysis and financial press releases.

The committee, consisting of a majority of outside directors, reviews the Consolidated Financial Statements, assessing the accounting principles, risks, adequacy and internal effectiveness of internal controls and recommends the Consolidated Financial Statements to the Board for approval.  The committee also meets with management and external auditors to discuss internal controls and significant accounting and reporting issues as well as recommending the engagement or reappointment of the Company's external auditors.

The compensation committee is comprised of S. Douglas Martin and Douglas L. Rock, both of whom are independent, non-employee directors of the Company.  During 2003, no such member was a current or former officer or employee of the Company or any of its subsidiaries.  The compensation committee of the board of directors is responsible for, among other matters, reviewing the performance objectives and compensation package for the Chairman, President and Chief Executive Officer, recommending compensation and benefits packages for the Company's leadership team and reviewing and approving fees paid to members of the board of directors.

D.

Employees

Year	Number of Employees as at December 31,	% in Field	% in Head Office
2003	291	0.790000	0.210000
2002	327	0.810000	0.190000
2001	421	0.840000	0.160000

As of December 31, 2003, the Company had 291 employees, including part-time and hourly, all employed in Canada.  The Company does not anticipate any material changes in its employee structure.  CE Franklin's personnel are not unionized, and there is very little union activity in the Canadian oilfield supply industry.  The Company does not employ a significant number of temporary employees.

E.

25 of 55

E.

Share ownership

As at March 17, 2004 no individual Director or individual listed under item 6A holds greater than 1% of the common shares outstanding.

Options Granted.  As at March 17, 2004, the following options were outstanding under the Company's 2003 stock option plan:

Holder	Number of Options	Exercise Price - Cdn$	Date of Grant	Expiry Date
Directors (current)	5,000	7.50	February 18, 2000	February 18, 2005
	10,000	6.05	February 16, 2001	February 16, 2006
	55,217	3.50	January 1, 2002	January 1, 2012
	100,000	3.30	January 15, 2002	January 15, 2012
	10,000	3.50	February 15, 2002	February 15, 2012
	10,000	4.00	March 5, 2002	March 5, 2012
	76,278	3.49	December 13, 2002	December 13, 2012
	111,044	2.70	December 12, 2003	December 12, 2013
	377,539

Employees	80,668	4.40	April 28, 1999	April 28, 2004
	20,000	5.50	October 21, 1999	October 21, 2004
	106,284	7.50	February 18, 2000	February 18, 2005
	29,000	8.50	May 25, 2000	May 25, 2005
	180,553	6.05	February 16, 2001	February 16, 2006
	26,500	3.28	August 20, 2001	August 20, 2011
	216,404	3.50	January 1, 2002	January 1, 2012
	278,900	3.49	December 13, 2002	December 13, 2012
	39,458	3.30	February 17, 2003	February 17, 2013
	389,733	2.70	December 12, 2003	December 12, 2013
	1,367,500
TOTAL	1,745,039

The Company's stock option plan (the “Plan”) was established on September 14, 1993 and was amended on November 21, 1994, October 24, 1995, September 10, 1996, February 12, 1998, April 30, 1998 and May 1, 2001.  The total number of common shares available to be issued under the Plan is 2,240,925 common shares.  The Plan provides that the board of directors of the Company may grant options, subject to the terms of the Plan, to directors, officers and employees of, and to persons and corporations who provide management or consulting services to, the Company and its subsidiaries.  All stock options vest one-third per year commencing on the first anniversary date after grant.

Item 7:

Major Shareholders and Related Party Transactions

A.

Major shareholders

The following table sets forth information, as of March 17, 2004, ownership of the Company's outstanding voting securities by (i) the officers and directors of the Company as a group and (ii) any person known by the Company to own more than 5% of such voting securities:

Title of Class	Identity of Group	Amount Owned	Percent of Class(1)
Common shares	Smith International	9,465,382(2)	55.1
Common shares	Westcliff Capital Management, LLC	1,474,900	8.6
Common shares	Officers and Directors	262,677	1.5(3)

26 of 55

(1)

Percentage ownership is based on 17,178,696 shares of common shares outstanding as of March 17, 2004.

(2)

Based on the Certificate of Registered Holders registered with Computershare Trust Company of Canada, the transfer agent for the common shares.

(3)

Includes 250,777 shares issuable upon exercise of options as of March 17, 2004 exercisable under the 2001 Stock Option Plan.

At March 17, 2004, Smith International held 55.1% of the issued and outstanding shares of CE Franklin.  Smith International has, by virtue of holding over 50% of the outstanding common shares, the power to elect the board of directors of the Company; however, it has agreed that at least two independent directors will be elected.  Smith International and Westcliff Capital Management LLC have the same per share voting rights as other shareholders.

A.

Related party transactions

Messrs. Douglas L. Rock and John L. Kennedy, directors of the Corporation, are directors or officers of, or otherwise interested in, Smith International, which holds 55.1% of the Company.

The Company distributes, on an exclusive basis, bottom hole pump production equipment manufactured by a subsidiary of its principal shareholder Smith International.  The transactions with the principal shareholder are in the normal course of business and at commercial rates.  See note 10 to the Consolidated Financial Statements included under Item 18 for further details.

B.

Interests of Experts and Counsel

Not applicable.

Item 8:

Financial Information

CE Franklin's Consolidated Financial Statements are stated in Canadian Dollars (Cdn. $) and are prepared in accordance with Canadian GAAP with reconciliation to US GAAP included under Note 16 to the Consolidated Financial Statements under Item 18.  In this Form 20-F, unless otherwise specified, all amounts are expressed in Canadian dollars.

A.

 Consolidated Financial Statements and Other Financial Information

Consolidated Financial Statements (audited) of CE Franklin as at and for the Years Ended December 31, 2003, 2002 and 2001, are audited by PricewaterhouseCoopers LLP and include the following:

  An Auditors' Report dated January 16, 2004

   Consolidated Balance Sheets as at December 31, 2003 and 2002

   Consolidated Statements of Operations for the years ended December 31, 2003, 2002 and 2001

   Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2003, 2002 and 2001

   Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001

  Consolidated Notes to Financial Statements

See Part III, Item 18 for detailed information.

Dividend Distributions

In accordance with the terms and conditions of the Company's credit facility with its primary lender, holders of common shares are not entitled to receive dividends without prior approval of the Company's primary lender.

A.

Significant Changes

There have been no significant changes since December 31, 2003.

27 of 55

Item 9:

The Offer and Listing

A.

Offer and Listing Details

		The Toronto Stock Exchange ($CDN)		American Stock Exchange ($US)
		High	Low	High	Low
1999		7.35	2.20	5.12	1.44

2000		11.50	3.75	8.00	2.38

2001		6.85	2.62	4.62	1.65

2002	First Quarter	4.20	3.17	2.70	2.00
	Second Quarter	5.08	3.82	3.34	2.41
	Third Quarter	4.00	3.10	3.00	2.10
	Fourth Quarter	3.91	3.19	2.45	1.95

2003	First Quarter	3.45	2.90	2.30	1.98
	Second Quarter	3.23	2.73	2.36	2.00
	Third Quarter	3.25	2.75	2.30	2.05
	Fourth Quarter	3.10	2.61	2.31	1.99

2003	August	3.25	3.00	2.30	2.05
	September	3.25	2.75	2.25	2.05
	October	3.10	2.75	2.20	2.05
	November	2.98	2.65	2.31	2.07
	December	2.76	2.61	2.15	1.99

2004	January	3.69	2.70	2.82	2.19
	February	3.64	3.40	2.79	2.50

On March 17, 2004, the closing price for the Company's common shares was Cdn. $4.00 per share on the TSX and US$2.71 per share on the AMEX.  As of, March 17, 2004, the Company had 17,178,696 shares of common shares outstanding and 44 holders of record of the common shares, of whom 28 were located in the United States, one located in Mexico and 15 were located in Canada.

B.

Plan of Distribution

Not applicable.

C.

Markets

The Company's common shares are traded on the Toronto Stock Exchange (TSX) under the symbol “CFT” and also on the American Stock Exchange (AMEX) under the symbol “CFK”.  The table above in Item 9A sets forth the range of high and low prices per share for the common shares on both the AMEX and TSX.  The Company was initially listed on the AMEX on November 18, 1993, and subsequently began trading on the TSX on September 26, 1996.

D.

Selling shareholders

Not applicable.

E.

Dilution

Not applicable.

F.

Expenses of the issue

Not applicable.

28 of 55

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

The Articles of the Company and By-Law No. 1 of the Company may be viewed at the Company's registered office which is 1900, 300 – 5th Avenue S.W., Calgary, Alberta, T2P 3C4.

Directors

Directors need not hold shares in the Company to qualify and be appointed as a director of the Company.  The Articles of the Company provide that the minimum number of directors of the Company shall be one and the maximum number of directors of the Company shall be 15.

Pursuant to the Business Corporations Act (Alberta), the directors of the Company are required to disclose to the board of the directors of the Company any personal interest that they may have in any material contract prior to the approval of such contract and are required to abstain from voting as a director for the approval of such contract.  A director's compensation must be approved by ordinary resolution of the board of directors and the directors are permitted to vote on their own compensation.  Any new credit arrangements with lenders must be approved by ordinary resolution of the board of directors.

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

The holders of any common shares are entitled to dividends if, as and when declared by the directors, to one vote per share at meetings of the holders of common shares of the Company and, upon liquidation, to receive such assets of the Company as are distributable to the holders of the common shares.

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

29 of 55

Chicago or San Francisco.  The time and place of shareholders meetings is determined by a resolution of the board of directors.

In certain circumstances, and subject to the provisions of the Business Corporations Act (Alberta), shareholders may requisition a meeting of the shareholders without a resolution of the board of directors of the Company.

The calling of shareholder meetings is also subject to securities legislation in Canada, which prescribes the process by which the Company must send proxy materials to its shareholders.  Under such securities legislation, proxy materials will generally be mailed to shareholders not less than 21 days before the date of the shareholders meeting.

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

C.

Material contracts

See Note 4 “Bank Operating Loan” to the Company's December 31, 2003 Consolidated Financial Statements included under Item 18 for a description of the Company's bank operating loan.

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

30 of 55

E.

Taxation

The following is a summary of certain Canadian federal income tax considerations, pursuant to the Income Tax Act (Canada) (the “Tax Act”), generally applicable to holders of common shares who, for purposes of the Tax Act, are not resident and are not deemed to be resident in Canada, do not carry on an insurance business in Canada, hold the common shares as capital property and do not use or hold, and are not deemed to use or hold, common shares in the course of carrying on a business in Canada (Non-Resident Holders).

Non-Resident Holders will not be subject to Canadian federal income tax on dispositions of common shares unless such holder, together with non-arm's length persons, owned 25% or more of the shares of any class of capital stock of the Company at any time within the previous 5 years.  Where the Non-Resident Holder, together with such non-arm's length persons, has held 25% or more of the shares of any class of capital stock of the Company in the previous 5 year period, such holder will be subject to Canadian income tax on such dispositions unless the applicable tax treaty (if any) between Canada and the country in which such holder resides provides that Canadian income tax is not applicable.  The Canada-U.S. Income Tax Convention (1980) (the “Canada-US Treaty”) provides that Canadian income tax will not be exigible on a disposition of common shares by a holder thereof who is resident in the United States for the purposes of the Canada-U.S. Treaty.

Dividends paid or credited, or deemed to be paid or credited, to Non-Resident Holders will be subject to Canadian withholding tax.  The rate of Canadian withholding tax under the Tax Act is 25%, subject to any reduction in the provisions of a tax treaty between Canada and the country in which the recipient is resident.  The Canada-U.S. Treaty provides for a reduction in the rate of Canadian withholding tax to persons who are residents of the United States for the purpose of the Canada-U.S. Treaty.  The withholding tax rate on dividends paid to such United States residents, who are beneficial owners of the dividends, is reduced to 15% by the provisions of the Canada-U.S. Treaty.  The withholding rate is further reduced to 5% in the case of a recipient that is a United States corporation that beneficially owns at least 10% of the voting stock of the Canadian corporation.

F.

Dividends and paying agents

Not applicable.

G.

Statements by experts

Not applicable.

H.

Documents on display

The articles of the Company and By-Law No. 1 of the Company and the other documents referred to in this Form 20-F may be viewed at the Company's registered office which is 1900, 300 – 5th Avenue S.W., Calgary, Alberta, Canada, T2P 3C4

I.

Subsidiary Information

Not applicable.

Item 11:

                  Quantitative and Qualitative Disclosures about Market Risk

Quantitative Disclosure about Market Risk

As at December 31, 2003 (thousands of Canadian dollars)
	2004	2005	2006	2007	2008	Total	Fair Value
Liabilities
Bank operating loan	$23,368	$-	$-	$-	$-	$23,368	$23,368
Average interest rate	Cdn. Prime plus 1%
Long Term debt	376	87	45	4	3	515	421
Average fixed interest rate	0.040000	0.030000	0.010000	0.000000	0.000000	0.030000	0.1%

31 of 55

The bank operating loan is payable on demand and bears interest at the Canadian prime interest rate plus 1%.  The Canadian prime interest rate as at December 31, 2003 was 4.5%, and the weighted average prime interest rate during 2003 was 4.69%.

Long-term debt is comprised primarily of obligations under capital leases and are payable in equal monthly installments of $35,000 including principal and interest at various rates up to 7%.

Qualitative Disclosure about Market Risk

The Company is exposed to market risks from changes in the Canadian prime interest rate and foreign exchange rates with respect to the Canadian dollar/U.S. dollar.  The Company will enter into foreign currency forward exchange contracts with financial institutions to fix the value of liabilities on future commitments.  The Company entered into such contracts in 2003, the impact of which were not considered material.  No contracts were outstanding as at December 31, 2003.

The Company has exposure to interest rate fluctuations on its demand operating loan.  The Company has, in the past, entered interest rate contracts to hedge its interest rate risk associated with the demand-operating loan.  No such contracts were in place for 2003, 2002 or 2001.  The Company does not use financial instruments for speculative purposes.

As at December 31, 2003 there were no unrecognized gains or losses associated with the above instruments.

Item 12:

            Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13:

            Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14:

Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15:

Controls and Procedures

The Company maintains disclosure controls and procedures and internal control over financial reporting designed to ensure that information required to be disclosed in the Company's filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time frame specified in the Securities and Exchange Commission's rules and regulations.  CE Franklin's principal executive and financial officers have evaluated the Company's disclosure controls and procedures as at December 31, 2003 and have determined that such disclosure controls and procedures are effective.  A controls system, no matter how well designed and operated cannot provide absolute assurance that all control issues and instances of fraud, if any, with the Company have been detected.

There were no significant changes in the Company's internal control over financial reporting or in other factors that could significantly affect internal control over financial reporting subsequent to the evaluation date.

Item 16:

            Reserved

Item 16A:

Audit Committee Financial Expert

The Company's audit committee has two financial experts, Mr. John Kennedy and Mr. Victor Stobbe.  Mr. Stobbe is considered an independent director.  Mr. Kennedy is an employee of Smith International.

Item 16B:

Code of Ethics

The Company has adopted a formal written code of ethics for its principal executive, financial and accounting officers, as well as the Company's leadership team.

32 of 55

For a copy of the code of ethics please email info@cefranklin.com.

33 of 55

Item 16C:

Principal Accountant Fees and Services

The following table discloses accounting fees and services of the Company:

Year-Ended December 31,	2003	2002
	(thousands of Cdn. Dollars)
Audit fees	$142	$134
Audit related fees	-	7
Tax fees	5	29
Other fees	-	5
	$147	$175

Audit related fees in 2002 represent review of goodwill valuation in accordance with the new Canadian accounting standard, as well as review of responses to letters from various securities commissions.  Tax fees in 2003 and 2002 relate to the review of the Company's tax provision, tax returns and various tax planning initiatives.  Other fees in 2002 relate to assistance provided in relation to the amalgamation of CE Franklin Ltd. with CEF Technologies Ltd.

Item 16D:

Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E:

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17:

            Financial Statements

See Item 18.

Item 18:

            Financial Statements

34 of 55

AUDITORS' REPORT

To the Shareholders of CE Franklin Ltd.

We have audited the Consolidated Balance Sheets of CE Franklin Ltd. as at December 31, 2003 and 2002 and the Consolidated Statements of Operations, Changes in Shareholders' Equity and Cash Flows for each of the years in the three year period ended December 31, 2003. These Consolidated Financial Statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the Consolidated Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Consolidated Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these Consolidated Financial Statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

“Signed”

PricewaterhouseCoopers LLP

Calgary, Alberta, Canada

Chartered Accountants

January 16, 2004

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's Consolidated Financial Statements, such as the change described in Note 1 to the Consolidated Financial Statements. Our report to the shareholders dated January 16, 2004 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the Consolidated Financial Statements.

“Signed”

PricewaterhouseCoopers LLP

Calgary, Alberta, Canada

Chartered Accountants

January 16, 2004

35 of 55

CE Franklin Ltd.

Consolidated Balance Sheets

As at December 31

(in thousands of Canadian dollars)

	2003	2002
Assets

Current Assets
Cash	4,881	-
Accounts Receivable (note 2)	46,283	36,992
Inventories	48,529	40,679
Income Taxes recoverable (note 6)	-	741
Other	898	600
	100,591	79,012

Property and equipment (note 3)	8,976	12,757
Goodwill	7,765	7,765
Other	300	-
	117,632	99,534

Liabilities
Bank overdraft	-	1,148
Bank operating loan (note 4)	23,368	21,500
Accounts payable	28,349	16,525
Accrued liabilities	16,359	10,213
Current protion of long-term debt (note 5)	369	297
	68,445	49,683

Long-term debt (note 5)	146	299
Future income taxes (note 6)	1,413	2,381
	70,004	52,363
Commitments and contingencies (note 11)

Shareholders' equity
Capital stock (note 7)	19,268	19,268
Contributed surplus	13,602	13,566
Retained earnings	14,758	14,337
	47,628	47,171
	117,632	99,534

The accompanying notes are an integral part of these Consolidated Financial Statements.

Approved by the Board:
“signed” Victor J. Stobbe	Director
“signed” S. Douglas Martin	Director

36 of 55

CE Franklin Ltd. Consolidated Statements of Changes in Shareholders' Equity (in thousands of Canadian dollars, except number of shares)
	Capital Stock
	Number of Shares	$	Contributed Surplus	Retained Earnings	Shareholders' Equity

December 31, 2000	17,149,153	19,137	13,566	16,586	49,289
Stock options exercised (note 7)	8,938	49	-	-	49
Net income	-	-	-	619	619
December 31, 2001	17,158,091	19,186	13,566	17,205	49,957
Effect of change in accounting for goodwill (note 1)	-	-	-	(375)	(375)
Stock options exercised (note 7)	20,605	82	-	-	82
Net loss	-	-	-	(2,493)	(2,493)
December 31, 2002	17,178,696	19,268	13,566	14,337	47,171
Stock options granted (note 7)	-	-	36	-	36
Net income	-	-	-	421	421
December 31, 2003	17,178,696	19,268	13,602	14,758	47,628

The accompanying notes are an integral part of these Consolidated Financial Statements.

37 of 55

CE Franklin Ltd. Consolidated Statements of Operations For the years ended December 31 (in thousands of Canadian dollars, except share and per share amounts)

	2003	2002	2001
Sales	259,557	261,329	377,845

Cost of Sales	215,994	224,623	334,065

Gross Profit	43,563	36,706	43,780

Other expenses (income)
Selling, general and administrative expenses (note 8)	37,360	35,537	39,696
Amortization	4,395	4,245	3,879
Interest expense	1,117	1,099	2,031
Foreign exchange loss (gain)	(521)	(116)	299
Other income	(251)	(151)	(52)
	42,100	40,614	45,853

Income (loss) before income taxes	1,463	(3,908)	(2,073)

Income tax expense (recovery) (note 6 )
Current	2,010	(678)	(835)
Future	(968)	(737)	315
	1,042	(1,415)	(520)

Income (loss) from continuing operations	421	(2,493)	(1,553)

Income from discontinued operations (note 13)	-	-	2,172
Net income (loss) for the year	421	(2,493)	619

Net income (loss) per share
Continuing operations
Basic and diluted	0.02	(0.15)	(0.09)
Discontinued operations
Basic and diluted	0.00	0.00	0.13
Net income (loss) per share
Basic and diluted	0.02	(0.15)	0.04
Weighted average basic number of shares outstanding	17,178,696	17,172,373	17,156,964

The accompanying notes are an integral part of these Consolidated Financial Statements.

38 of 55

CE Franklin Ltd. Consolidated Statements of Cash Flows For the years ended December 31 (in thousands of Canadian dollars)
	2003	2002	2001
Cash flows from operating activities
Income (loss) from continuing operations	421	(2,493)	(1,553)
Items not affecting cash
Amortization	4,395	4,245	3,879
Gain on disposal of property and equipment	(248)	(128)	(48)
Future income tax expense (recovery)	(968)	(737)	315
Increase in inventory write-downs	921	87	1,593
Stock options granted (note 7)	36	-	-
	4,557	974	4,186
Net change in non-cash working capital balances related to operations (note 9)	52	(4,244)	22,331
Net cash flow from continuing operations	4,609	(3,270)	26,517
Net cash flow from discontinued operations	-	-	2,699
	4,609	(3,270)	29,216

Cash flows from financing activities
Issuance of capital stock	-	82	49
Increase (decrease) in bank operating loan	1,868	5,200	(31,700)
Decrease in bank overdraft	(1,148)	(688)	(4,093)
Decrease in long-term debt	(343)	(269)	(278)
Other	-	-	225
	377	4,325	(35,797)

Cash flows from investing activities
Purchase of property and equipment	(601)	(1,234)	(2,313)
Proceeds on disposal of property and equipment	258	179	970
Proceeds on sale of Brittania (note 1)	538	-	-
Other	(300)	-	-
Net proceeds on disposal of Domino Machine (note 13)	-	-	7,924
	(105)	(1,055)	6,581

Change in cash and cash equivalents during the year	4,881	-	-

Cash and cash equivalents * beginning of year	-	-	-
Cash and cash equivalents * end of year	4,881	-	-
Cash paid during the year
Interest on bank operating loan	1,077	1,046	2,589
Interest on long-term debt	36	53	60
Income taxes	356	247	567

The accompanying notes are an integral part of these Consolidated Financial Statements.

39 of 55

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

1.    Accounting Policies

Generally accepted accounting principles

The Consolidated Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada.  These principles differ in certain respects from accounting principles generally accepted in the United States (“U.S.”).  The material differences that affect the Company's Consolidated Financial Statements are described in note 16.

The preparation of these Consolidated Financial Statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting periods.  Actual results could differ from those estimates.

Basis of presentation

On January 31, 2003 the Company transferred the property and equipment and operations of its Brittania Compression operations into a wholly owned subsidiary, Brittania Industries Inc. (“Brittania”).  Subsequently, a 50% interest in Brittania was sold for cash proceeds of $538,000.  The Company accounts for its remaining 50% investment using the proportionate consolidation method of accounting.

On February 1, 2002 the Company amalgamated with its wholly owned subsidiary CEF Technologies Ltd.

Inventories

Inventories, consisting primarily of goods purchased and held for resale, are valued at the lower of average cost or net realizable value.

Foreign currency translation

Monetary assets and liabilities are translated into Canadian dollars at year-end exchange rates and gains or losses from translation are recognized in the Consolidated Statements of Operations.  Revenue and expenses are translated at the exchange rate prevailing on the date the transaction occurs.

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

Property and equipment

Property and equipment are recorded at cost less related accumulated amortization.  The Company provides for amortization of property and equipment using rates as follows:

Buildings	5% to 10%	straight line
Leasehold improvements	10% to 20%	straight line
Computer equipment and software	15% to 33%	straight line
Equipment and machinery	10% to 20%	straight line
Furniture and office equipment	15% to 20%	straight line
Automotive equipment	0.300000	straight line

Assets held under capital lease are amortized by the straight-line method over the term of the lease or the estimated useful life of the assets, whichever is shorter.

40 of 55

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

Goodwill and other intangibles

Goodwill represents the excess of the purchase price over the fair value of net assets acquired related to the acquisition.  Effective January 1, 2002, the Company adopted the new accounting standard relating to goodwill and other intangible assets.  The new standard requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, and are tested annually for a permanent impairment.  As a result of adopting this new standard, the Company determined that $415,000 of its goodwill ($375,000 after tax) was impaired, and in accordance with the new standard, applied the $375,000 impairment to retained earnings as at January 1, 2002.  The Company's net income for the year-ended December 31, 2001 would have been $859,000 or $0.05 per share diluted versus $619,000 or $0.04 per share diluted as previously reported had this amortization expense not been reported in that period.

Revenue recognition

Sales are recognized upon delivery of product to the customer.

Earnings per share

Earnings per share is computed based on the weighted average basic number of shares outstanding for the period. Diluted earnings per share have been calculated using the treasury stock method, whereby diluted earnings per share are calculated as if options were exercised at the beginning of the year and funds received were used to purchase the Company's own stock.

Income taxes

The Company uses the liability method of accounting for income taxes under which future tax assets and liabilities are recognized when there are differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Future tax assets and liabilities are measured using substantively enacted tax rates in effect in the period in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized as part of the provision for income taxes in the period that includes the enactment date.

Cash and cash equivalents

Cash and cash equivalents are defined as cash and short-term, highly liquid investments, which have a maturity of less than 90 days at the time of purchase.

Stock options

The Company operates a stock option plan which is described in note 7b.  As of January 1, 2003 the Company adopted prospectively, the fair value method of accounting for common share options granted.  Under this method, the Company recognizes compensation expense based on the fair value of the options on the date of grant which is determined by using the Black-Scholes options – pricing model.  The fair value of the options is recognized over the vesting period of the options granted as compensation expense and contributed surplus.  The contributed surplus balance is reduced as options are exercised and the amount initially recorded for the options in contributed surplus is credited to capital stock.

No compensation expense is recorded for stock options awarded prior to January 1, 2003 as the Company has continued to apply the intrinsic method of accounting for stock options granted.  The consideration paid by option holders on the exercise of these options is and will be credited to capital stock.

41 of 55

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

2.

Accounts Receivable

Concentration of credit risk

The Company specializes in the distribution of equipment and supplies and the manufacture for sale or rent of gas compression equipment to producers of oil and gas in Canada.  These customers principally operate in the oil and gas exploration and production industry.

3.

Property and Equipment

As at December 31, 2003	Cost	Accumulated Amortization	Net

Land, buildings and leasehold improvements	3,827	2,624	1,203
Computer equipment and software	21,842	15,477	6,365
Equipment and machinery	3,884	2,644	1,240
Furniture and office equipment	1,659	1,509	150
Automotive equipment	65	47	18
	31,277	22,301	8,976

As at December 31, 2002	Cost	Accumulated Amortization	Net

Land, buildings and leasehold improvements	3,628	2,465	1,163
Computer equipment and software	21,645	12,391	9,254
Equipment and machinery	4,703	2,651	2,052
Furniture and office equipment	1,701	1,428	273
Automotive equipment	61	46	15
	31,738	18,981	12,757

Included in computer equipment and software at December 31,  is leased computer equipment with a cost of $1,302,000 (2002 –  $1,060,000) and related accumulated amortization of $844,000 (2002 – $529,000).

4.

Bank Operating Loan

The Company has a demand bank operating loan in the amount of $35.0 million (2002 - $35.0 million).  Amounts drawn against this facility bear interest at prime plus 1.0% (2002 – prime plus 0.5%).  The prime rate as at December 31, 2003 was 4.5% (2002 – 4.5%).  The maximum amount available under this facility is subject to a borrowing base formula applied to accounts receivable and inventories.  As at December 31, 2003 and 2002 the maximum available under this facility based on the borrowing base formula was $35.0 million.

The facility is collateralized by general security agreement covering all present and after-acquired property of the Company including accounts receivable, inventories and property and equipment.

This facility contains certain restrictive covenants which include, among others, maintenance of certain financial ratios and to obtain approval prior to payment of dividends, repurchase or redemption of shares.

42 of 55

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

5.

Long-term Debt

As at December 31	2003	2002
Obligations under capital lease	496	596
Other	19	-
	515	596
Less: current portion	(369)	(297)
	146	299

The capital leases are payable in equal monthly installments of $35,000 including principal and interest at various rates of up to 7% (2002 – 7%).  The leases are collateralized by the underlying assets and expire between November 2004 and December 2006.

Principle repayments of long-term debt are as follows:

Year ending December 31
2004	376
2005	87
2006	45
2007	4
2008	3
515

6.

Income Taxes

a)

Reconciliation of the income tax provision

The difference between the income tax provision recorded and the provision obtained by applying the combined federal and provincial statutory rates is as follows:

For the Years Ended December 31	2003	%	2002	%	2001	%
Income (loss) before income taxes	1,463		(3,908)		(2,073)
Income taxes (recovery) calculated at expected rates	543	37.1	(1,547)	(39.6)	(884)	(42.6)
Losses not previously recognized	-	-	(139)	(3.5)	-	-
Non-deductible items	168	11.5	156	4.0	224	10.8
Difference in tax rates	22	1.5	(116)	(3.0)	143	6.9
Future tax asset not recognized	41	2.8	-	-	-	-
Capital and large corporations taxes	145	9.9	211	5.4	178	8.6
Other	123	8.4	20	0.5	(181)	(8.8)
	1,042	71.2	(1,415)	(36.2)	(520)	(25.1)

b)

Significant components of future income tax assets and liabilities are as follows:

43 of 55

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

As at December 31	2003	2002
Assets
Financing charges	113	74
Unused loss carry forwards	-	142
Other	138	96
	251	312
Liabilities
Property and equipment	920	1,811
Goodwill and other	639	567
Other	105	315
	1,664	2,693
Net future income tax liability	1,413	2,381

c)

As at December 31, 2003, Brittania had unutilized tax assets of $41,000 the benefit of which has not been recorded in the Consolidated Financial Statements.

d)

Income taxes recoverable as at December 31, 2002 represent amounts due to the Company, net of amounts received, for recovery of prior years taxes paid due to the application of tax losses.

7.

Capital Stock

a)

The Company has authorized an unlimited number of common shares with no par value.

b)

The Board of Directors may grant options to all employees, officers and directors to purchase up to 2,240,925 common shares.  The exercise period and the vesting schedule after the grant date are not to exceed 10 years and are to be established by the Compensation Committee of the Board of Directors.

Option activity for each of the years ended December 31 was as follows:

	2003		2002		2001
	Number of Options	Weighted average exercise price per share	Number of Options	Weighted average exercise price per share	Number of Options	Weighted average exercise price per share
Outstanding * Beginning of year	1,494,917	4.83	1,123,164	6.43	845,747	6.85
Granted	540,235	2.74	876,951	3.48	470,161	5.73
Exercised	-	-	(20,605)	4.40	(8,938)	4.48
Cancelled or expired	(284,713)	6.32	(484,593)	6.11	(183,806)	6.67
Outstanding * End of year	1,750,439	3.95	1,494,917	4.83	1,123,164	6.43
Exercisable * End of year	639,987	5.13	470,056	6.61	538,149	6.73

44 of 55

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

As at December 31, 2003 the following stock options were outstanding:

	Outstanding stock options
Exercise price	Number	Weighted average remaining contractual life	Exercisable stock options
$2.70	500,777	9.95 years	-
$3.28	26,500	7.63 years	17,667
$3.30	139,458	8.34 years	33,333
$3.49	355,178	8.95 years	118,393
$3.50	281,621	8.01 years	93,874
$4.00	10,000	8.25 years	3,333
$4.40	81,068	0.33 years	81,068
$5.50	20,000	0.81 years	20,000
$6.05	190,553	2.13 years	127,035
$7.50	112,284	1.13 years	112,284
$8.50	33,000	1.40 years	33,000
	1,750,439	5.32 years	639,987

The fair value of common share options granted in December 2003 is $783,500.  This amount will be amortized over three years which is the current vesting period for these options.  The compensation expense recorded in 2003 was $36,000.  The fair value of common share options granted is estimated as at the grant date using the Black-Scholes option-pricing model, using the following assumptions:

Dividend yield

nil

Risk-free interest rate

4.50%

Expected life

5 years

Expected volatility

65%

For all stock options issued prior to January 1, 2003 the Company applied the intrinsic method of accounting for common share options granted to employees, officers and directors.  Accordingly, no compensation expense has been recognized in the Statements of Operations.  Had the Company adopted the fair value based method of accounting, the amount expensed in each period would be the fair value of the options, calculated using the Black-Scholes options-pricing model and net of options forfeited in the period, amortized over the expected life of the options.  The proforma net income (loss) and proforma net income (loss) per share attributable to common shareholders of the Company would be as follows:

	2003	2002	2001
Net income (loss)
As reported	421	(2,493)	619
Proforma	(422)	(2,857)	(401)
Basic and diluted earnings (loss) per share
As reported	0.02	(0.15)	0.04
Proforma	(0.02)	(0.17)	(0.02)

.

45 of 55

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

8.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include the following amounts:

For the years ended December 31	2003	2002	2001
Bad debt expense	266	688	1,027
Rental expense	3,646	3,773	4,204

9.

Net change in Non-cash Working Capital Balances Related to Operations

For the years ended December 31	2003	2002	2001
Accounts receivable	(9,291)	1,415	23,950
Income tax recoverable	741	(741)	4,094
Inventories	(9,070)	9,254	11,639
Other current assets	(298)	(100)	1,825
Accounts payable	11,824	(8,541)	(15,857)
Accrued liabilities	6,146	(5,531)	(3,320)
	52	(4,244)	22,331

10.

Related Parties

During the year, the Company purchased inventory from its principal shareholder, who owns 55.1% of the outstanding common shares, at commercial rates.  Included in inventory at December 31, 2003 is $2,739,000 (2000-1 2002 – $2,160,000) of inventory purchased from its principal shareholder.  Cost of sales includes $6,612,000 (2000-1 2002 – $5,960,000; 2001 – $7,387,000) of inventory purchased from its principal shareholder.  Accounts payable and accrued liabilities include $1,010,000 (2002 – $926,000) owing to its principal shareholder.  Transactions with related parties are in the normal course of business and are recorded at the exchange amount.  Accounts payable and accrued liabilities are non-interest bearing and are payable within commercial supplier payment terms.

11.

Commitments and Contingencies

a)

The Company leases certain office, warehouse and store facilities and automobiles under long-term operating leases.  Commitments for such non-cancellable operating leases for the next five years are as follows:

Year ending December 31,	2004	3,341
	2005	2,175
	2006	1,346
	2007	1,516
	2008	385
		8,763

b)

As at December 31, 2003 the Company had issued and outstanding letters of credit in the amount of $4,249,000.

c)

The Company is involved in various lawsuits, the losses from which, if any, are not anticipated to be material to the Consolidated Financial Statements.

46 of 55

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

12.

Segment Information

The Company has two identifiable industry segments, which are the distribution of equipment and supplies to producers of oil and gas (“Distribution”) and manufacturing for rent or sale by Brittania of gas compression equipment for the producers of oil and gas (“Manufacturing”).  Effective January 31, 2003, the Company sold a 50% interest in the property and equipment and operations of Brittania.

	Distribution	Manufacturing	Total
2003
Sales	257,125	2,432	259,557
Gross Profit	43,550	13	43,563
Income (loss) before interest and taxes	3,753	(1,173)	2,580
Assets	115,363	2,269	117,632
Goodwill	7,765	-	7,765
Capital expenditures	581	20	601
2002
Sales	255,128	6,201	261,329
Gross Profit	35,015	1,691	36,706
Loss before interest and taxes	(2,233)	(576)	(2,809)
Assets	94,764	4,770	99,534
Goodwill	7,765	-	7,765
Capital expenditures	1,230	4	1,234
2001
Sales	371,167	6,678	377,845
Gross Profit	41,985	1,795	43,780
Income (loss) before interest and taxes	604	(646)	(42)
Assets	107,534	5,395	112,929
Goodwill	7,916	264	8,180
Capital expenditures	2,274	39	2,313

During 2003, 14% (2002 – 13%) of the Company's sales were derived from one customer.  In 2001, approximately 31% of the Company's sales were derived from two customers.

13.

Discontinued Operations

On December 18, 2001 the Company sold its Domino Machine operations for net cash proceeds of $7,924,000 resulting in a net after tax gain of $1,102,000.  Domino Machine provided custom machining services to the energy industry and was not considered a core operation to the Company.  The net proceeds from this transaction were used to reduce the Company's outstanding bank operating loan.  The results of discontinued operations for the year-ended December 31, 2001 were as follows:

For the year ended December 31	2001
Sales	9,390
Income before interest, taxes and gain on sale	2,207
Gain on sale	1,355
Income before interest and taxes	3,562
Interest expense	500
Income taxes - operations	637
Income taxes - gain on sale	253
Income for the year	2,172

Total assets, excluding goodwill	4,582
Total liabilities	588
Goodwill	2,575

47 of 55

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

14.

Financial Instruments

The Company's financial instruments recognized in the Consolidated Balance Sheets consist of cash, accounts receivable, bank overdraft, accounts payable, accrued liabilities, income taxes recoverable, bank operating loan and long-term debt.  The fair values of these recognized financial instruments, excluding the bank operating loan and long-term debt, approximate their carrying amounts due to the short-term maturity of these instruments.  At December 31,  the fair value of the bank operating loan and long-term debt approximated their carrying values since the cost of the Company's borrowing approximated the current market rate of such borrowings.

From time to time the Company enters foreign exchange forward contracts to fix the value of its liabilities and future commitments.  No contracts were outstanding as of December 31, 2003.

15.

Economic Dependency

In respect of the Company's sales, 20% (2002 – 30%; 2001 – 39%) is derived from the sale of tubular products, where the majority of these products are purchased from one supplier.

16.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles (GAAP)

These Consolidated Financial Statements have been prepared in accordance with Canadian GAAP.  The Company's accounting policies are consistent with U.S. GAAP with the following exceptions:

a)

 Statements of Operations

For the years ended December 31	2003	2002	2001
Net income (loss) for the year under Canadian GAAP	421	(2,493)	619
Effect of change in accounting for goodwill(i)	-	(375)	-
Effect of change in tax rates (ii)	-	-	649
Restructuring provision adjustment (iii)	-	-	9
Benefit of deferred tax assets applied to goodwill (iv)	-	-	30
Net income (loss) for the year under U.S. GAAP	421	(2,868)	1,307

Basic and diluted earnings per share (U.S. GAAP)
Continuing operations	0.02	(0.17)	(0.05)
Net income (loss)	0.02	(0.17)	0.08

i)

Under Canadian GAAP, the transitional impairment of goodwill, net of tax, is recorded as a charge to opening retained earnings, whereas under U.S. GAAP, the transitional impairment of goodwill, net of tax, is recorded as a charge to the Consolidated Statements of Operations.

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

iii)

The restructuring provision adjustment relates to a 1995 transaction where $379,386 in restructuring expenditures were recorded in the purchase equation as goodwill under Canadian GAAP but were recorded in the Consolidated Statement of Operations for U.S. GAAP.

48 of 55

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

iv)

In 1996, the Company realized the benefit of certain deferred tax assets on which a 100% valuation provision had been recorded in 1995.  This benefit was recorded as a reduction of goodwill for U.S. GAAP.

The 2001 adjustments in respect of both of the GAAP differences identified in (iii) and (iv) relate to differences in annual goodwill amortization.

b)

Consolidated Statements of Changes in Shareholders' Equity

The reconciliation of the changes in shareholders' equity from Canadian to U.S. GAAP is as follows:

As at December 31	2003	2002	2001
Shareholders* equity under Canadian GAAP	47,628	47,171	49,957
Restructuring provision adjustment (a)(iii)	(324)	(324)	(324)
Benefit of deferred tax assets applied to goodwill (a)(iv)	(1,058)	(1,058)	(1,058)
Shareholders* equity under U.S. GAAP	46,246	45,789	48,575

c)

Consolidated Balance Sheets

The following table indicates the restated amounts for the items in the Consolidated Balance Sheets of the company that would be affected had the Consolidated Financial Statements been prepared in accordance with U.S. GAAP.

As at December 31	2003	2002
Goodwill (a)(iii) and (a)(iv)	6,383	6,383
Retained earnings (a)(iii) and (a)(iv)	13,376	12,955

d)

Recent accounting pronouncements

i.

SFAS 150 Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

In May 2003 Statement of Financial Accounting Standard (“SFAS”) No. 150 was issued to establish standards for the measurement and classification of certain financial instruments with characteristics of both liabilities and equity.  SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003.  The standard has been adopted by the Company with no impact.

ii.

AcSB Section 3110 Asset Retirement Obligations

The standard harmonizes Canadian GAAP with SFAS No. 143 Accounting for Asset Retirement Obligations.  The standard requires the recognition of a liability for any statutory, contractual or other legal obligation, normally when incurred.  The Canadian standard is effective for fiscal years beginning on or after January 1, 2004.  The Company does not expect that the adoption of this pronouncement will have an impact on its Consolidated Financial Statements.

49 of 55

Item 19.

Exhibits

The following exhibits are filed as part of this report on Form 20-F and are incorporated by reference:

1.1

Certificate and Articles of Amalgamation as amended, incorporated herein by reference to Exhibit 3.1 to the Company's Registration Statement on Form F-1, as amended (33-68944).

i.1

    Bylaws incorporated herein by reference to Exhibit 3.2 to the Company's Registration Statement on Form

    F-1, as amended (33-68944).

2.1

    Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2

    Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1

    Certification of the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2

    Certification of the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

“signed”

By:

Salvatore Secreti

Name:  Salvatore Secreti

Title:

Vice President and

Chief Financial Officer

50 of 55

Exhibit 12.1

Certification of Principal Executive Officer

I, Michael West, certify that:

1.

I have reviewed this annual report on Form 20-F of CE Franklin Ltd.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4.

The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the issuer and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Evaluated the effectiveness of the issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)

Disclosed in this report any change in the issuer's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting; and

5.

The issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer's auditors and the audit committee of the issuer's board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer's ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer's internal control over financial reporting.

Date:

March 17, 2004

By:

 “Signed”

Name:

Michael West

Title:

Chairman, President and

Chief Executive Officer

51 of 55

Exhibit 12.2

Certification of Principal Financial Officer

I, Salvatore Secreti, certify that:

1.

I have reviewed this annual report on Form 20-F of CE Franklin Ltd.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4.

The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the issuer and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Evaluated the effectiveness of the issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)

Disclosed in this report any change in the issuer's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting; and

5.

The issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer's auditors and the audit committee of the issuer's board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer's ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer's internal control over financial reporting.

Date:

March 17, 2004

By:

  “Signed”

Name:

Salvatore Secreti

Title:

Vice President and

Chief Financial Officer

52 of 55

Exhibit 13.1

Certification of the Chief Executive Officer

In connection with the annual report of CE Franklin Ltd. (the “Company”) on Form 20-F for the fiscal year ending December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Michael West, Chairman, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.

The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

  “Signed”

Name:

Michael West
Title:

Chairman, President and

Chief Executive Officer

Date:

March 17, 2004

54 of 55

Exhibit 13.2

Certification of the Chief Financial Officer

In connection with the annual report of CE Franklin Ltd. (the “Company”) on Form 20-F for the fiscal year ending December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Salvatore Secreti, Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.

The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

  “Signed”

Name:Salvatore Secreti
Title:Vice President and

Chief Financial Officer

Date:March 17, 2004

55 of 55