Form 20-F
period 2004-12-31
CE FRANKLIN LTD
filed 2005-03-31
CIK 912151

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

   [_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

   [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

                                       OR

   [_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Securities registered or to be registered pursuant to Section 12(b) of the Act.

                                            NAME OF EACH EXCHANGE
        TITLE OF EACH CLASS                  ON WHICH REGISTERED
        -------------------                 ---------------------
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

As of December 31, 2004, there were 17,194,934 shares of common shares outstanding.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                             Yes [X]        No [_]

Indicate by check mark which financial statement item the registrant has elected to follow.
                             Item 17 [_]    Item 18 [X]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
                             Yes [_]        No [_]

CONTENT                                                                                                                   PAGE
PART I

         ITEM 1:  entity of Directors, Senior Management and Advisors                             .........                    4

         ITEM 2:  fer Statistics and Expected Timetable                                           .........                    4

         ITEM 3:  y Information                                                                   .........                    4
                    A.      Selected financial data                                               .........                    4
                    B.      Capitalization and indebtedness                                       .........                    5
                    C.      Reason for the offer and use of proceeds                              .........                    5
                    D.      Risk factors                                                          .........                    6

         ITEM 4:  formation on the Company                                                        .........                    7
                    A.      History and development of the Company                                .........                    7
                    B.      Business Overview                                                     .........                    8
                    C.      Organizational structure                                              .........                   10
                    D.      Property, plant and equipment                                         .........                   10

         ITEM 5:  erating and Financial Review and Prospects                                      .........                   11
                    A.      Operating results                                                     .........                   15
                    B.      Liquidity and capital resources                                       .........                   20
                    C.      Research and development, patents and licenses, etc.                  .........                   22
                    D.      Trend information                                                     .........                   22
                    E.      Off-balance sheet arrangements                                        .........                   22
                    F.      Tabular disclosure of contractual obligations                         .........                   22
                    G.      Safe harbor                                                           .........                   23

         ITEM 6:  rectors, Senior Management and Employees                                        .........                   24
                    A.      Directors and senior management                                       .........                   24
                    B.      Compensation                                                          .........                   27
                    C.      Board practices                                                       .........                   28
                    D.      Employees                                                             .........                   29
                    E.      Share ownership                                                       .........                   29

         ITEM 7:  jor Shareholders and Related Party Transactions                                 .........                   30
                    A.      Major shareholders                                                    .........                   30
                    B.      Related party transactions                                            .........                   30
                    C.      Interests of experts and counsel                                      .........                   30

         ITEM 8:  nancial Information                                                             .........                   31
                    A.      Consolidated statements and other financial information               .........                   31
                    B.      Significant changes                                                   .........                   31




CONTENT                                                                                                                   PAGE
PART I (CONT')

      ITEM 9:     The Offer and Listing                                                           ............                 32
                      A.      Offer and listing details                                           ............                 32
                      B.      Plan of distribution                                                ............                 32
                      C.      Markets                                                             ............                 32
                      D.      Selling shareholders                                                ............                 32
                      E.      Dilution                                                            ............                 32
                      F.      Expenses of the issue                                               ............                 33

      ITEM 10:    Additional Information                                                          ............                 33
                      A.      Share capital                                                       ............                 33
                      B.      Memorandum and articles of association                              ............                 33
                      C.      Material contracts                                                  ............                 34
                      D.      Exchange controls                                                   ............                 34
                      E.      Taxation                                                            ............                 35
                      F.      Dividends and paying agents                                         ............                 35
                      G.      Statements by experts                                               ............                 35
                      H.      Documents on display                                                ............                 35
                      I.        Subsidiary information                                            ............                 35

      ITEM 11:    Quanititive and Qualitative Disclosures About Market Risk                       ............                 36

      ITEM 12:    Description of Securities Other than Equity Securities                          ............                 36

PART II

      ITEM 13:    Defaults, Dividend Arrearages and Delinquencies                                 ............                 36

      ITEM 14:    Material Modifications to the Rights of Security Holders and Use of Proceeds    ............                 36

      ITEM 15:    Controls and Procedures                                                         ............                 36

      ITEM 16:    Reserved                                                                        ............                 37

      ITEM 16A:   Audit Committee Financial Expert                                                ............                 37

      ITEM 16B:   Code of Ethics                                                                  ............                 37

      ITEM 16C:   Principal Accountant Fees and Services                                          ............                 37

      ITEM 16D:   Exemptions from the Listing Standards for Audit Committees                      ............                 37

      ITEM 16E:   Purchases of Equity Securities by the Issuer and Affiliated Purchasers          ............                 37

PART III

      ITEM 17:    Financial Statements                                                            ............                 37

      ITEM 18:    Financial Statements                                                            ............                 38

      ITEM 19:    Exhibits                                                                        ............                 55


                                     PART I

ITEM 1:        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

               Not applicable.

ITEM 2:        OFFER STATISTICS AND EXPECTED TIMETABLE

               Not applicable.

ITEM 3:        KEY INFORMATION

    A.   SELECTED FINANCIAL DATA

The selected financial data presented below for the five years ended December 31, 2004 is derived from CE Franklin Ltd. ("CE Franklin" or the "Company") financial statements that were examined by the Company's independent auditors. The information set forth below should be read in conjunction with the Financial Statements of CE Franklin (including notes thereto) included under Item 18 and "Operating and Financial Review and Prospects" included under Item 5. The selected financial data presented below is presented in Canadian dollars and in accordance with Canadian generally accepted accounting principles or "Canadian GAAP".

                                                                                 AS AT AND FOR THE YEAR ENDED DECEMBER 31
                                                               ---------------------------------------------------------------------
CANADIAN GAAP                                                    2004           2003             2002           2001           2000
                                                                         (in millions of Cdn. dollars except percentages,
                                                                                   shares and per share data)
STATEMENTS OF OPERATIONS:
SALES                                                            338.7          257.1            255.1          371.1          353.1
GROSS PROFIT                                                      60.2           43.6             35.0           42.0           41.7
              % of sales                                          17.8           16.9             13.7           11.3           11.8
INCOME (LOSS) FROM CONTINUING OPERATIONS                           6.1            1.3             (2.0)          (1.1)           1.0
INCOME FROM DISCONTINUED OPERATIONS                               (0.0)          (0.9)            (0.5)           1.7            0.5
                                                             ---------      ---------        ---------      ---------      ---------
NET INCOME (LOSS)                                                  6.1            0.4             (2.5)           0.6            1.5
              % of Sales                                           1.8            0.2             (1.0)           0.2            0.4
NET INCOME (LOSS) PER SHARE FROM CONTINUING OPERATIONS
    Basic                                                         0.36           0.07            (0.12)         (0.06)          0.06
    Diluted                                                       0.35           0.07            (0.12)         (0.06)          0.06
NET INCOME (LOSS) PER SHARE
    Basic                                                         0.36           0.02            (0.15)          0.04           0.09
    Diluted                                                       0.35           0.02            (0.15)          0.04           0.08

BALANCE SHEETS:
TOTAL ASSETS                                                     145.5          117.6             99.5          112.9          166.2
CAPITAL STOCK                                                     19.3           19.3             19.3           19.2           19.1
SHAREHOLDERS' EQUITY                                              54.1           47.6             47.2           50.0           49.3
NUMBER OF SHARES OUTSTANDING                                17,194,934     17,178,696       17,178,696     17,158,091     17,149,153
DIVIDENDS DECLARED                                                 nil            nil              nil            nil            nil



Net income (loss), shareholders' equity, and other balance sheet amounts as determined in accordance with Canadian GAAP differ from those determined in accordance with United States generally accepted accounting principles ("U.S. GAAP"), due principally to the recording of certain restructuring expenditures as goodwill, the realization of certain deferred tax benefits, the change in tax rates and the transitional provision in 2002 with respect to impairment of goodwill. Under U.S. GAAP, the restructuring expenditures, the change in tax rates and the transitional provision with respect to goodwill would have been recorded in the statement of operations and the benefit of the deferred tax assets would have been recorded as a reduction of goodwill. See Note 17 to the December 31, 2004 Financial Statements included under Item 18.


AMOUNTS IN ACCORDANCE WITH U.S. GAAP
                                                                    AS AT AND FOR THE YEAR ENDED DECEMBER 31
                                            ----------------------------------------------------------------------------------------
                                           2004               2003               2002                         2001             2000
                                                              (in millions of Cdn. dollars except per share data)
NET INCOME (LOSS)                           6.1                0.4               (2.9)                         1.3              0.9

NET INCOME (LOSS) PER SHARE
  Basic earnings per share
           Continuing operations            0.36               0.07              (0.14)                     (0.02)             0.02

           Net income (loss)                0.36               0.02              (0.17)                       0.08             0.05


  Diluted earnings per share
           Continuing operations            0.35               0.07              (0.14)                     (0.02)             0.02

           Net income (loss)                0.35               0.02              (0.17)                       0.08             0.05

                                                                                                             111.5
TOTAL ASSETS                                144.1              116.3             98.2                                         164.1


SHAREHOLDERS' EQUITY                        52.7               46.2              45.8                         48.6             47.2



All dollar amounts set forth in the Annual Report on Form 20-F are in Canadian dollars, except where otherwise indicated. The following tables set forth (i) the closing exchange rate at the end of the period, the average exchange rate during the period based on the closing exchange rate on the last day of each month and the high and low closing exchange rates based on the closing exchange rate on the last day of each month, (ii) the closing exchange rate at the end of each period, the average exchange rate during the period and the high and low exchange rates based on the closing exchange rate for each day during the month,
(iii) the closing exchange rate for the day. The rates used are based on Bank of Canada foreign exchange rates.


(I)                                                     YEAR ENDED DECEMBER 31,
---                                                     -----------------------
                                       2004        2003        2002        2001        2000
                                       ----        ----        ----        ----        ----
Rate at end of period                0.8319      0.7713      0.6339      0.6278      0.6669
Average rate during period           0.7716      0.7195      0.6376      0.6448      0.6736
High                                 0.8432      0.7713      0.6595      0.6672      0.6918
Low                                  0.7288      0.6572      0.6242      0.6278      0.6510


(II)                                        2005                               2004
                                   --------------------------------------------------------------------
                                   FEBRUARY     JANUARY    DECEMBER    NOVEMBER     OCTOBER   SEPTEMBER
                                   --------     -------    --------    --------     -------   ---------
Rate at end of period                0.8107      0.8057      0.8319      0.8432      0.8210      0.7926
Average rate during period           0.8076      0.8159      0.8213      0.8364      0.8018      0.7767
High                                 0.8164      0.8331      0.8448      0.8504      0.8210      0.7926
Low                                  0.7962      0.8057      0.8055      0.8168      0.7857      0.7652


(III) On March 18, 2005, the closing rate in Canadian dollars was US $0.8318 = Cdn. $1.00.

B.       CAPITALIZATION AND INDEBTEDNESS

              Not applicable.

C.       REASONS FOR THE OFFER AND USE OF PROCEEDS

              Not applicable.

D.       RISK FACTORS

IN ADDITION TO THE INFORMATION SET FORTH ELSEWHERE IN THIS FORM 20-F, THE FOLLOWING FACTORS SHOULD BE CAREFULLY CONSIDERED WHEN EVALUATING CE FRANKLIN.

FLUCTUATIONS IN OIL AND GAS PRICES COULD AFFECT THE DEMAND FOR CE FRANKLIN'S PRODUCTS AND SERVICES AND, THEREFORE, CE FRANKLIN'S SALES, CASH FLOWS AND PROFITABILITY. CE Franklin's operations are materially dependent upon the level of activity in oil and gas exploration and production. Both short-term and long-term trends in oil and gas prices affect the level of such activity. Oil and gas prices and, therefore, the level of drilling, exploration and production activity can be volatile. Factors that can cause price fluctuations include:

     o relatively minor changes in the worldwide supply of and demand for oil and natural gas;

     o the ability of the members of the Organization of Petroleum Exporting Countries ("OPEC") to maintain price stability through voluntary production limits;

     o    the level of production by non-OPEC countries;

     o North American demand for gas; o general economic and political conditions; and

     o the presence or absence of drilling incentives such as Canadian provincial royalty holidays, fluctuation in the value of the Canadian dollar, availability of new leases and concessions and government regulations regarding, among other things, export controls, environmental protection, taxation, price controls and product allocation.

WORLDWIDE MILITARY, POLITICAL AND ECONOMIC EVENTS, INCLUDING INITIATIVES BY OPEC, AFFECT BOTH THE DEMAND FOR, AND THE SUPPLY OF, OIL AND GAS. Fluctuations during the last few years in the demand and supply of oil and gas have contributed to, and are likely to continue to contribute to, price volatility. CE Franklin believes that any prolonged reduction in oil and gas prices would depress the level of exploration and production activity. This would likely result in a corresponding decline in the demand for CE Franklin's products and services and could have a material adverse effect on CE Franklin's sales, cash flows and profitability. There can be no assurances as to the future level of demand for CE Franklin's products and services or future conditions in the oil and gas and oilfield supply industries.

ADVERSE WEATHER CONDITIONS COULD TEMPORARILY DECREASE THE DEMAND FOR CE FRANKLIN'S PRODUCTS AND SERVICES. CE Franklin's financial performance is tied closely to the seasonality of drilling activity. Higher drilling activity in Canada is generally experienced in the winter months. In the spring and early summer, drilling activity slows due to the difficulty in moving equipment during the spring thaws. To the extent that unseasonable weather conditions such as excessive rain or unusually warm winters affect the ability of CE Franklin's customers to access their oil and gas wells, then the demand for CE Franklin's products and services would temporarily decrease and the Company's sales, cash flows and profitability would be adversely affected.

CE FRANKLIN OPERATES IN A HIGHLY COMPETITIVE INDUSTRY, WHICH MAY ADVERSELY AFFECT CE FRANKLIN'S SALES, CASH FLOWS AND PROFITABILITY. The Canadian oilfield supply industry in which CE Franklin operates is very competitive. The Company believes that its future profitability is partially influenced by competitive factors beyond its control, including:

     o the ability of some customers to purchase oilfield supplies and tubular products directly from the manufacturer rather than from independent oilfield supply distributors and brokers;

     o the ability for new brokers and distributors to enter the tubular supply business and the general supply business if the oil and gas industry were to experience significant growth in drilling activity;

     o    price competition among major supply companies;

     o cost of goods being subject to raw material shortages such as steel and the inability of CE Franklin to pass these price increases on to customers.

CE Franklin and its largest competitors generally operate at low profit margins due to price competition. Price competition is due in part to consumer price pressure, in addition to the major supply companies competing for the same business.

THE LOSS OF CE FRANKLIN'S MAJOR SUPPLIER FOR ITS TUBULAR PRODUCTS COULD ADVERSELY AFFECT THE COMPANY'S SALES AND GROSS PROFIT. A portion of CE Franklin's business is the sale of tubular products that are primarily obtained from one supplier. Although the Company believes that it has historically had and continues to have a good relationship with its supplier, there can be no assurance that such relationship will continue. In the event the Company is unable to source tubular products from its existing supplier, then CE Franklin would need to search for an alternate supplier of these goods.

ITEM 4:           INFORMATION ON THE COMPANY

A.       HISTORY AND DEVELOPMENT OF THE COMPANY

In November 1993, Franklin Supply Company Ltd., a Canadian company ("Franklin") completed its initial public offering and its shares were listed on the American Stock Exchange.

CE Franklin is the result of the combination by reverse takeover of Franklin and Continental Emsco Company Limited ("CEL") on November 3, 1995. On January 1, 1996, Franklin Supply and its wholly owned subsidiary CEL amalgamated, resulting in CE Franklin. On September 26, 1996, the common shares of CE Franklin began trading on the Toronto Stock Exchange under the symbol "CFT". CE Franklin also trades on the American Stock Exchange under the symbol "CFK".

On January 1, 1998, Brittania Compression Sales Ltd., Domino Machine Ltd. and Northstar Industrial Ltd. were amalgamated into a new, wholly owned subsidiary, CEF Technologies Ltd. On January 1, 1998 BWM Supply and Service Ltd. was amalgamated with CE Franklin Ltd. As a result of these transactions, on January 1, 1998 CE Franklin had one wholly owned subsidiary, CEF Technologies Ltd.

On May 29, 1999, Smith International, Inc. ("Smith International") acquired all the common shares previously held by Continental Emsco Company, which constituted 51.2% of the Company's outstanding common shares. As of March 18, 2005 Smith International owned 55.0% of common shares outstanding.

On February 1, 2002 CE Franklin amalgamated with its wholly owned subsidiary CEF Technologies Ltd.

On January 31, 2003 the Company transferred the property and equipment and operations of its small horsepower compression operations into a wholly owned subsidiary. Subsequently a 50% interest in the new subsidiary was sold for $538,000.

On March 31, 2004 the Company sold its remaining 50% interest in its small horsepower compression operations for cash proceeds of $961,000.

The Company is registered in the province of Alberta in the country of Canada. The principal address and telephone number is as follows:

                  CE Franklin Ltd.
                  Suite 1900
                  300 - 5th Avenue S.W.
                  Calgary, Alberta Canada
                  T2P 3C4

                  403-531-5600

PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES

On July 8, 2004 the Company announced that it had entered into a non-binding letter of intent with Smith International to acquire all of the common stock of Wilson International Inc., a wholly owned subsidiary of Smith International in exchange for common shares of CE Franklin to be issued from treasury. The transaction is considered to be a related party transaction by virtue of Smith International's 55.0% shareholdings in CE Franklin and is subject to the approval of a majority of CE Franklin's shareholders, excluding Smith. The transaction is anticipated to close during the second calendar quarter of 2005.

On January 31, 2003 the Company transferred the property and equipment and operations of its small horsepower compression operations into a wholly owned subsidiary. Subsequently, a 50% interest in the new subsidiary was sold for $538,000. On March 31, 2004, the Company sold its remaining 50% interest for cash proceeds of $961,000. No gain or loss on disposition resulted.

On December 18, 2001 the Company sold its Domino Machine operations for net cash proceeds of $7,924,000 resulting in a net after tax gain of $1,102,000. Domino Machine provided custom machining services to the energy industry and was not considered a core operation to the Company. The net proceeds from this transaction were used to reduce the Company's outstanding bank operating loan.

CE Franklin did not acquire or divest any businesses from 2001 to 2004 other than those disclosed above.

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

B.       BUSINESS OVERVIEW

DISTRIBUTION

CE Franklin distributes pipe, valves, flanges, fittings, production equipment and other general oilfield supplies to producers of oil and gas in Canada through its 37 branches which are situated in towns and cities that serve particular oil and gas fields of the western Canadian sedimentary basin. In addition, the Company distributes general oilfield supplies to the oilsands, refining, heavy oil and petrochemical and non-oilfield related industries such as the forestry and mining industries.

The Company also distributes tubular products, including the steel pipe that is used to line oil and gas wells, the tubing that is used to bring the production to the surface and the line pipe for oil and gas gathering systems, to producers of oil and gas in Canada. Tubular product sales are made from the Company's headquarters in Calgary, Alberta, where most of the Canadian oil and gas producers also have their headquarters. Deliveries of pipe are made directly from the field inventories of the manufacturers or from Company owned inventory to the well site or the site where surface line pipe will be laid.

CE Franklin, from time to time, will open or close branches to meet customers' requirements and fluctuating market conditions. The branches not only act as the retail "one stop shop" for the oil and gas industry by providing over 25,000 regularly-stocked Stock Keeping Units ("SKU's") of product, but they also provide the field with essential services to support the oil and gas producers. The branches provide materials management services to enable the customers to get the right products at the right time. Should the branch not have a particular product in stock, it has overnight access to the centralized distribution center in Edmonton, Alberta.

Other services provided by the branches include pump repair, customized pump designs and testing, convenient hours and locations and 24-hour on call service. In addition, CE Franklin provides well optimization analysis and onsite project management.

CE Franklin manages its buying and distribution through a 100,000 square-foot centralized distribution center (the "Distribution Center") located in Edmonton, Alberta. The Distribution Center is strategically located within reasonable proximity to a majority of vendors and acts as the hub for the branches. Its location reduces freight costs through effective consolidation of shipments. It provides a cross-dock function that minimizes inventory levels and maximizes service through automatic stock replenishment. The Distribution Center is International Organization for Standardization 9001 - 2000 ("ISO") certified which is required by a growing number of CE Franklin's customers in conformance with their own ISO programs.

For the supply chain to be effective, strong relationships must be cultivated between the Company and its customers. Several customers have looked to CE Franklin for its expertise in materials management and other service support. The formal arrangement between the Company and its customers is referred to as an "alliance" or an "enhanced business relationship".

Through building alliances, the Company now manages over 50 warehouses for its customers. The trend is for customers to focus on their core competencies and outsource non-core areas.

A significant portion of the tubular products sold by the Company are products manufactured by a Canadian steel manufacturer with manufacturing facilities for tubular products in western Canada. The Company relies on this Canadian steel mill for the supply of tubular products that comprise a material portion of its revenues. The Company believes that it has historically had and continues to have a good relationship with this supplier. The Company will import tubular products from overseas manufacturers to supplement its inventory.

BUSINESS AND OPERATING STRATEGY

The Company's business and operating strategy includes improving the Company's value offering and service to its customers, increasing market share, maximizing gross profit margins through procurement practices, rationalizing expenses through process improvement efficiencies and improving earnings. CE Franklin has rebuilt its value offering for its customer base and is leveraging its relationship with Wilson Supply in the United States to offer a North American solution to its customer base. Actions will continue in customer service excellence and operational effectiveness. CE Franklin will continue in its efforts to strengthen and grow its market share.

OPERATIONS

CE Franklin's operations are divided into: sales, which includes product, account management and inside sales; marketing and supply, which includes central purchasing and product pricing; operations, which includes branches strategically located to optimize customer service, the Distribution Center, and information technologies; customer service, safety and quality; finance and administration; and business effectiveness (human resources).

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

Individual branch managers are responsible for the branch in their district. The branch is the front line interface with the customer. The Distribution Center provides centralized materials management services for CE Franklin's branches and where practical will ship product directly to customers. The information technologies group is a fundamental component of providing service to customers and is responsible for maintaining the Company's enterprise and eCommerce systems. The marketing and supply group is responsible for inventory procurement, pricing and margins. Customer service, safety and quality ensure processes and procedures are in place to deliver superior customer service.

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

Smith International, which owns 55.0% of the Company as of March 18, 2005, and its affiliates, including Wilson Supply, have indicated that they will not compete with CE Franklin in Canada. CE Franklin has agreed not to compete with Smith International or Wilson Supply in the United States. However, there are no assurances that this will not change at a future date.

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

On January 31, 2003, the Company transferred the property and equipment and operations of its small horsepower compression operations into a wholly owned subsidiary. Subsequently, a 50% interest in the new subsidiary was sold for $538,000.

On March 31, 2004 the Company sold its remaining 50% interest in its small horsepower compression operations for cash proceeds of $961,000.

D.       PROPERTY, PLANT AND EQUIPMENT

DESCRIPTION OF PROPERTY

The Company's headquarters is located in Calgary, Alberta and its Distribution Center is based in Edmonton, Alberta. The Company has 23 branches in Alberta, six in Saskatchewan, six in British Columbia, one in Manitoba and one in Ontario. The Company leases 26 locations, operates nine branches through use of agents and owns three branches. The owned properties represent two branches in Alberta, and one branch in Saskatchewan. The owned properties are subject to a general security agreement in favour of the Company's principal lender.

The current capacity at the Company's branches and Distribution Center is considered adequate to meet current market demand.

The Company is not aware of any environmental issues that could have a material impact on any of its properties.

Property and equipment decreased 26.4% to $6.1 million as at December 31, 2004. This decrease reflects amortization expense of $4.3 million offset by capital expenditures of $861,000. As at December 31, 2004, approximately $2.7 million in property and equipment (original cost of $16 million) relates to the Company's investment in its enterprise and eCommerce systems. This accounts for $3 million in amortization expense for the year-ended December 31, 2004. These assets will be fully amortized by the end of 2005. The Company anticipates that its enterprise and eCommerce systems will operate beyond 2005 without any significant costs for upgrades in the range of its initial investments. However, there can be no assurances in this regard.

ITEM 5:           OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT'S DISCUSSION AND ANALYSIS AS AT JANUARY 27, 2005

THE FOLLOWING MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ("MD&A") IS PROVIDED TO ASSIST READERS IN UNDERSTANDING CE FRANKLIN LTD.'S ("CE FRANKLIN" OR THE "COMPANY") FINANCIAL PERFORMANCE DURING THE PERIODS PRESENTED AND SIGNIFICANT TRENDS THAT MAY IMPACT FUTURE PERFORMANCE OF CE FRANKLIN LTD. THIS DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS OF CE FRANKLIN LTD. AND THE RELATED NOTES THERETO.

THE SELECTED FINANCIAL DATA PRESENTED BELOW IS PRESENTED IN CANADIAN DOLLARS AND IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, OR "CANADIAN GAAP".

"U.S. GAAP" MEANS GENERALLY ACCEPTED ACCOUNTING PRINCIPLES THAT ARE IN EFFECT IN THE UNITED STATES. FOR A DISCUSSION OF THE PRINCIPAL DIFFERENCES BETWEEN CE FRANKLIN'S FINANCIAL RESULTS AS CALCULATED UNDER CANADIAN GAAP AND U.S. GAAP, SEE NOTE 17 TO THE FINANCIAL STATEMENTS OF CE FRANKLIN.

OVERVIEW

CE Franklin distributes pipe, valves, flanges, fittings, production equipment and other general oilfield supplies to producers of oil and gas in Canada through its 37 branches which are situated in towns and cities that serve particular oil and gas fields of the western Canadian sedimentary basin. In addition, the Company distributes general oilfield supplies to the oilsands, refining, heavy oil and petrochemical and non-oilfield related industries such as the forestry and mining industries.

The Company also distributes tubular products, including the steel pipe that is used to line oil and gas wells, the tubing that is used to bring the production to the surface and the line pipe for oil and gas gathering systems, to producers of oil and gas in Canada. Tubular product sales are made from the Company's headquarters in Calgary, Alberta, where most of the Canadian oil and gas producers also have their headquarters. Deliveries of pipe are made directly from the field inventories of the manufacturers or from Company owned inventory to the well site or the site where surface line pipe will be laid.

SALES

The Company's sales are dependent upon the level of oil and gas exploration and production activity in the western Canadian sedimentary basin, including the oilsands. This activity is cyclical and is primarily influenced by worldwide energy prices, but may also be affected by expectations related to the worldwide supply of and demand for oil and natural gas, finding and development costs, economic and political events and uncertainties and environmental concerns. The Company mitigates the cyclical nature of its business by adjusting its variable and fixed (primarily salaries and benefits) SG&A costs as activity levels change.

The Company generates sales principally from the distribution of pipe, valves, flanges, fittings, production equipment and other general oilfield supplies, and tubular products to producers of oil and gas in the western Canadian sedimentary basin. The Company's sales for the year ended December 31, 2004 were $338.7 million, compared to $257.1 million for the year ended December 31, 2003. The sales growth is attributable to an increase in market activity and an increase in market share.

Commodity prices continued to be high in 2004. The price of oil and the price of gas as at December 31, 2004 were U.S. $43.45 per bbl (West Texas Intermediate) and Cdn. $5.90 per MMBTU (AECO spot), respectively. This compares to U.S. $32.79 per bbl for oil and Cdn. $6.88 per MMBTU for gas as at December 31, 2003 and to U.S. $29.42 per bbl for oil and Cdn. $5.97 per MMBTU for gas as at December 31, 2002. The strong commodity prices resulted in Canadian oil and gas producers having increased cash flow and, therefore, being able to increase capital spending on exploration and production activities.

The Company uses oil and gas well completions and average rig counts as industry activity measures. Oil and gas well completions require the products sold by the Company and therefore are a good indicator of market activity. Average rig counts provide a general indication of energy industry activity levels.

For the year ended December 31, 2004, the total number of wells completed (excluding dry and service wells) in western Canada increased 12.4% to 20,118 wells, compared to 17,905 wells for the year ended December 31, 2003. Wells completed increased 38.0% to 17,905 wells for the year ended December 31, 2003 as compared to 12,977 wells completed for the year ended December 31, 2002. This increase is primarily due to the continuing high price of oil and gas.

The average rig count for the year ended December 31, 2004 was 371 average rigs, which is the same as the average rig count for the year ended December 31, 2003. At December 31, 2003, the average rig count increased 40.0% from 265 rigs for the year ended December 31, 2002.

The Company's sales are also affected by weather conditions. Many exploration and production areas in the northern portion of the western Canadian sedimentary basin are accessible only in the winter months when the ground is frozen. As warm weather returns in the spring (April/May of each year), the ground thaws, rendering many secondary roads incapable of supporting the weight of the heavy equipment necessary for exploration and production activities in that region until they have dried out. As a result, the first and fourth quarters typically represent the busiest time and highest sales activity for the Company. Sales levels drop dramatically during the second quarter until such time as the roads have dried and road bans have been lifted. This typically results in breakeven earnings as the Company does not reduce its SG&A expenses during the second quarter to offset the reduction in sales.

The Company distributes its general oilfield supplies through 37 branches, which are situated in the towns and cities that serve particular oil and gas fields of the western Canadian sedimentary basin. The Company will, from time to time, open or close branches to meet customers' requirements and fluctuating market conditions, which will impact the Company's sales. The Company also has a 100,000 square-foot centralized distribution centre located in Edmonton, Alberta. The distribution centre is strategically located within reasonable proximity to a majority of vendors and acts as the hub for the 37 branches.

The Company's sales, which are almost entirely comprised of product sales, are generally subject to contractual arrangements, which specify price and general terms and conditions. The Company recognizes product sales when title and the related risk of loss transfers to customers. Several customers have looked to the Company for its expertise in materials management and other service support. Through these alliances, the Company manages over 50 warehouses for its customers. CE Franklin consigns inventory to these customer warehouses and recognizes sales when the customer uses the products stored at these warehouses. The trend is for the Company's customers to focus on their core competencies and outsource non-core areas to the Company.

The Company's sales depend to a large extent on the Company's strong relationships with its customers. To ensure coordination and close contact with all of the Company's major customers, a sales group working out of Calgary, Alberta (where many of the head offices of the Company's customers are located) act as account managers with specific individual responsibilities for managing the Company's business and alliance relationships with its customers. In addition, the Company has regional area sales representatives that coordinate sales and activities in the field.

A significant portion of the tubular products sold by the Company are products manufactured by one Canadian steel manufacturer with manufacturing facilities for tubular products in western Canada. The Company relies on this manufacturer for the supply of tubular products that comprise a material portion of its sales. The Company believes that it has historically had and continues to have a good relationship with this supplier. In addition, the Company will import tubular products from overseas manufacturers to supplement its inventory. However, if the Canadian manufacturer ceases to supply the Company with tubular products, the loss of supply would have a material adverse effect on the Company's sales, business and financial condition. In addition, the Company's sales of tubular products may be adversely affected if volume customers bypass distribution companies and purchase directly from steel mills.

EXPENSES

The Company's expenses are comprised of the cost of products sold, or cost of sales, selling, general and administrative expenses, amortization expense, interest expense relating to the Company's demand bank operating loan and obligations under capital leases, and other income and expenses. Each of the items is discussed below in detail.

COST OF SALES

Cost of sales is comprised of the average cost of products purchased from various manufacturers and held for resale or distributed to CE Franklin's customers. The Company's 37 branches and distribution centre stock 25,000 regularly-stocked Stock Keeping Units ("SKU's") of product/inventory for its customers. In addition, the Company will purchase and resell non-regularly stocked products as required by its customers. These products are purchased from various manufacturers at prices reflecting the volume of product purchased from the manufacturers. Inventories are valued at the lower of average cost or net realizable value.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (SG&A)

SG&A is comprised of certain fixed expenses such as employee salaries and benefits, sales and marketing costs, occupancy and warehouse costs, office and vehicle costs, as well as certain variable expenses such as agent's commissions which are paid to branch agents based on a percentage of gross profit dollars earned by the branch agent, and performance pay incentives to employees.

For the year-ended December 31, 2004, fixed expenses were approximately 75% of total SG&A (2003 - 86%; 2002 - 94%).

AMORTIZATION

Amortization expense relates to the Company's investment in property and equipment, which is recorded at cost, less related accumulated amortization. The Company's property and equipment is comprised of investments in its enterprise and eCommerce systems, building and leasehold improvements, equipment and machinery and furniture and office equipment relating to its 37 branch locations, its centralized distribution facility, and its corporate head office.

As at December 31, 2004, approximately $2.7 million in property and equipment (original cost of $16.0 million) relates to the Company's investment in its enterprise software and eCommerce systems. For the year-ended December 31, 2004, $3.0 million in amortization expense was incurred relating to these assets. These assets will be fully amortized by the end of 2005. The Company currently anticipates that its enterprise and eCommerce systems will operate well beyond 2005 without any significant costs for upgrades in the range of its initial investments. However, there can be no assurances in this regard.

INTEREST

Interest expense is comprised of interest on the Company's demand bank operating facility, and interest expense related to obligations under capital leases. The Company finances its working capital requirements, accounts receivable, inventory, bank overdraft, accounts payable and accrued liabilities with its bank operating loan. The Company will fund capital expenditures from cash flow from operating activities and capital leases where available.

OTHER EXPENSES (INCOME)

Other expenses include foreign exchange gains or losses relating to the purchase of inventory from U.S. and international suppliers, and gains or losses on the sale of property and equipment.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Financial Statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The Company evaluates its estimates on an ongoing basis, based on historical experience and other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

The Company believes the following describes the significant judgments and estimates used in the preparation of its Financial Statements.

ACCOUNTS RECEIVABLE AND SG&A EXPENSES

The Company extends credit to customers and other parties in the normal course of business. Management regularly reviews outstanding accounts receivable and provides for estimated losses through an allowance for doubtful accounts. In evaluating the level of the established allowance, management makes judgments regarding the parties' ability to make required payments, economic events and other factors. As the financial condition of these parties change, circumstances develop or additional information becomes available, adjustments to the allowance for doubtful accounts may be required. These adjustments, if required, would result in a decrease in accounts receivable and an increase in bad debt expense included under SG&A. The effect on the overall performance of the Company would be dependent on the size of the customer in relation to the Company's sales. For the three years ended December 31, 2004, 2003 and 2002, the Company's bad debt expense has been $244,000, $266,000 and $688,000, respectively.

CARRYING VALUE OF INVENTORY AND COST OF SALES

The Company has made significant investments in inventory to service its customers. On a routine basis, the Company uses judgments in determining the level of write-downs required to record inventory at the lower of average cost or market. Management's estimates are primarily influenced by technological innovations, market activity levels and the physical condition of products. Changes in these or other factors may result in a write-down in the carrying value of inventory that would result in an increase in cost of sales and a reduction in inventories. For the three years ended December 31, 2004, 2003 and 2002 inventory write-downs included in cost of sales were $1.5 million, $1.5 million and $1.2 million respectively.

FUTURE TAX ASSETS AND LIABILITIES

Future tax assets and liabilities are recognized for differences between the book value and tax value of the net assets of the Company. In providing for future taxes, management considers current tax regulations, estimates of future taxable income and available tax planning strategies. If tax regulations, operating results or the ability to implement tax planning strategies vary, adjustments to the carrying value of future tax assets and liabilities may be required. See note 8 to the Company's Financial Statements for the significant components of the future income tax assets and liabilities, and a reconciliation of the Company's income tax provision.

STOCK-BASED COMPENSATION

As of January 1, 2003, the Company adopted prospectively the fair value based method of accounting for stock options, which means that the amount expensed in each period for common share options granted to employees, officers and directors is the fair value of the options, calculated using the Black-Scholes options-pricing model and net of options forfeited in the period, amortized over the expected life of the options. Compensation expense of $256,000 was recorded in 2004 and $36,000 was recorded in 2003. See note 9b to the Company's Financial Statements for a description of the effect on the Company's Financial Statements if the fair value method had been adopted for options awarded prior to January 1, 2003.

GOODWILL

The Company acquired certain operations during the past decade, which has resulted in the recording of a material amount of goodwill on the balance sheet. In accordance with Canadian GAAP, the Company is required to perform an annual goodwill impairment evaluation, which is largely influenced by future cash flow projections. Estimating future cash flows of the Company's operations requires management to make judgments about future operating results and working capital requirements. The majority of the Company's goodwill is the result of the combination by reverse takeover of Franklin Supply and Continental Emsco Company Limited on November 3, 1995.

A.       OPERATING RESULTS

The following table summarizes CE Franklin's results of operations.


(IN THOUSANDS OF CDN. DOLLARS EXCEPT PER SHARE DATA)
FOR THE YEARS ENDED DECEMBER 31                           2004            2003            2002
                                                          ----            ----            ----
STATEMENTS OF OPERATIONS

SALES                                                  338,701         257,125         255,128
GROSS PROFIT                                            60,243          43,550          35,015
GROSS PROFIT - %                                          17.8%           16.9%           13.7%

OTHER EXPENSES (INCOME)
    Selling, general and administrative expenses        44,299          36,416          33,521
    Amortization                                         4,328           4,130           3,959
    Interest                                             1,455             959             902
    Other                                                   16            (749)           (234)
                                                      --------        --------        --------
                                                        50,098          40,756          38,148
                                                      ========        ========        ========

INCOME (LOSS) BEFORE INCOME TAXES                       10,145           2,794          (3,133)
INCOME TAX EXPENSE (RECOVERY)                            4,003           1,494          (1,110)
                                                      --------        --------        --------
INCOME (LOSS) FROM CONTINUING OPERATIONS                 6,142           1,300          (2,023)
LOSS FROM DISCONTINUED OPERATIONS                          (27)           (879)           (470)
                                                      --------        --------        --------
NET INCOME (LOSS)                                        6,115             421          (2,493)
                                                      ========        ========        ========

EBITDA (1)                                              15,944           7,134           1,494
    EBITDA as a % of sales                                 4.7%            2.8%            0.6%
NET INCOME (LOSS) PER SHARE
    Basic                                             $   0.36        $   0.02        $  (0.15)
    Diluted                                           $   0.35        $   0.02        $  (0.15)



(1) EBITDA represents income from continuing operations before interest, taxes, amortization and other expenses (income). EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations. Management believes that EBITDA, as presented, represents a useful means of assessing the performance of the Company's ongoing operating activities, as it reflects the Company's earnings trends without showing the impact of certain charges. The Company is also presenting EBITDA because it is used by management and some investors as a way to measure a company's ability to incur and service debt, make capital expenditures and meet working capital requirements. EBITDA is not intended as an alternative to net income as an indicator of the Company's operating performance, as an alternative to any other measure of performance in conformity with generally accepted accounting principles or as an alternative to cash flow from operating activities as a measure of liquidity. Not all companies calculate EBITDA in the same manner and EBITDA does not have a standardized meaning prescribed by GAAP. Accordingly, EBITDA, as the term is used herein, is unlikely to be comparable to EBITDA as reported by other entities.

The following is a reconciliation of income (loss) from continuing operations to
EBITDA:

(IN THOUSANDS OF CDN. DOLLARS)
FOR THE YEARS ENDED DECEMBER 31                 2004         2003          2002
                                                ----         ----          ----
INCOME (LOSS) FROM CONTINUING OPERATIONS     $ 6,142      $ 1,300       $(2,023)

INTEREST EXPENSE                               1,455          959           902

INCOME TAX EXPENSE (RECOVERY)                  4,003        1,494        (1,110)

AMORTIZATION                                   4,328        4,130         3,959

OTHER                                             16         (749)         (234)
                                             -------      -------       -------
EBITDA                                       $15,944      $ 7,134       $ 1,494
                                             =======      =======       =======

YEAR ENDED DECEMBER 31, 2004 COMPARED TO YEAR ENDED DECEMBER 31, 2003

SALES

Sales for the year ended December 31, 2004 increased 31.7% or $81.6 million to $338.7 million from $257.1 million for the year ended December 31, 2003. The sales increase was due to a 12.4% increase in well completions, as well as an increase in market share for all products (from new customers and increased sales to existing customers). Sales revenues also increased due to an increase in prices to customers to reflect the increase in the price of steel, which is used in many of the products the Company distributes.

GROSS PROFIT

Gross profit increased 38.3% to $60.2 million for the year ended December 31, 2004 from $43.6 million for the year ended December 31, 2003. Gross profit margins increased to 17.8% for the year ended December 31, 2004 from 16.9% for the year ended December 31, 2003.

The improvement in gross profit margins is a result of margin initiatives implemented by the Company in 2003, which include offshore procurement, standardization of certain product lines and a more disciplined procurement practice. The Company did not implement price increases to customers in 2004 over and above price increases by the Company's suppliers as a result of the rise in steel prices described above.

SELLING, GENERAL AND ADMINISTRATIVE COSTS (SG&A)

SG&A costs increased $7.9 million or 21.6% to $44.3 million for the year ended December 31, 2004 from $36.4 million for the year ended December 31, 2003. The majority of the increase in SG&A relates to variable expenses such as performance pay incentives to employees and agents commissions that are a result of the 31.7% increase in sales for the year ended December 31, 2004. Excluding these variable expenses, which will fluctuate with sales, fixed SG&A increased 6.7% due primarily to an increase in salaries and benefits and occupancy costs.

The total number of employees increased 12.7% as at December 31, 2004 to 328 employees compared to 291 employees at the end of 2003.

Revenue per employee based on the December 31, 2004 and 2003 employee counts increased 16.7% to $1.0 million per employee as compared to $884,000 per employee for 2003. The improvement reflects standardization of processes and procedures, whereby all critical processes are performed consistently throughout the Company's operations resulting in process improvement efficiencies.

EBITDA

EBITDA for the year ended December 31, 2004 increased $8.8 million or 123.5% to $15.9 million compared to $7.1 million for the year ended December 31, 2003. The $81.6 million increase in sales resulted in a 10.8% incremental flow through to EBITDA. EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations. For a reconciliation of net income to EBITDA, please see page 15.

EBITDA as a percentage of sales was 4.7% for the year ended December 31, 2004 versus 2.8% for the year ended 2003. EBITDA as a percentage of sales is a measure used by distribution companies to evaluate profitability. The Company's target for fiscal 2005 is 5.0%.

INCOME BEFORE INCOME TAXES

Income before income taxes improved $7.4 million to $10.1 million for the year ended December 31, 2004 compared to $2.8 million for the year ended December 31, 2003. The improvement is a result of the $16.7 million increase in gross profit offset by the $7.9 million increase in SG&A and $1.4 million increase in other costs. Other costs include an increase in amortization of $198,000, an increase in interest expense of $496,000 from investments in accounts receivables and inventories with the increased activity levels resulting in an overall increase in the demand bank operating loan, a decrease in foreign exchange gains of $551,000 and a decrease in other income of $214,000. The decrease in foreign exchange gains is due to a relatively lower level of movement in the Canadian dollar in 2004 as compared to 2003, which saw significant improvement in the Canadian dollar over the same period.

The $81.6 million increase in sales resulted in a 9.0% incremental flow through to income before income taxes.

INCOME TAXES

The Company's effective tax rate for the year ended December 31, 2004 was 39.5%, as compared to an effective tax rate of 53.5% for the year ended December 31, 2003. The Company's combined federal and provincial statutory tax rate for the year ended December 31, 2004 was 34.6%, compared to 37.1% for the year ended December 31, 2003. The reduction in the effective tax rate in 2004 is due to non-deductible items and capital and other taxes that were a smaller component of the overall income tax charge in 2004 due to the increase in income before income taxes. See note 8a to the Financial Statements for a detailed reconciliation of the effective tax rate.

INCOME FROM CONTINUING OPERATIONS

Income from continuing operations increased to $6.1 million or $0.35 per share (diluted) compared to $1.3 million or $0.07 per share (diluted) for the year ended December 31, 2003.

LOSS FROM DISCONTINUED OPERATIONS

On March 31, 2004, the Company sold its 50% interest in its small horsepower compression operations for cash proceeds of $961,000. No gain or loss on disposition resulted from this transaction.

Loss from discontinued operations for the year ended December 31, 2004 was $27,000 as compared to a loss of $879,000 for the year ended December 31, 2003.

NET INCOME AND EARNINGS PER SHARE

Net income for the year ended December 31, 2004 was $6.1 million or $0.35 per share (diluted) as compared to $421,000 or $0.02 per share (diluted) for the year ended December 31, 2003. This represents an income improvement of $5.7 million or $0.33 per share (diluted).

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002
SALES

Sales for the year ended December 31, 2003 increased marginally to $257.1 million from $255.1 million for the year ended December 31, 2002.

Sales increased $2.0 million or 0.8% reflecting a 17.9% increase in the sales of pipe, valves, flanges, fittings, production equipment and other general oilfield supplies as a result of an increase in activity levels during 2003. Sales of tubular goods declined 33.9% due to two large customers having the tonnage capacity to be able to purchase their tubular products directly from the steel mills. As customer tonnage capacity increases, there is a risk that customers will purchase from steel mills directly.

GROSS PROFIT

Gross profit increased 24.4% to $43.6 million for the year ended December 31, 2003 from $35.0 million for the year ended December 31, 2002. Gross profit margins increased to 16.9% for the year ended December 31, 2003 from 13.7% for the year ended December 31, 2002.

Of the 3.2% improvement in gross profit margins, 2.0% reflects an improvement in gross profit margins as a result of margin initiatives implemented by the Company in 2003, which include a more disciplined procurement practice. The remainder of the increase, 1.2%, reflects a shift from lower margin tubular product sales to higher margin pipe, valves, flanges, fittings, production equipment and other general oilfield supplies.

SELLING, GENERAL AND ADMINISTRATIVE COSTS (SG&A)

SG&A costs increased $2.9 million or 8.6% to $36.4 million for the year ended December 31, 2003 from $33.5 million for the year ended December 31, 2002. Approximately 95% of the SG&A supports the sale of pipe, valves, flanges, fittings, production equipment and other general oilfield supplies which are distributed through the Company's 37 branches; therefore the 8.6% increase in SG&A supports the 17.9% increase in sales of pipe, valves, flanges, fittings, production equipment and other general oilfield supplies for the year ended December 31, 2003.

In addition, during 2003 the Company was successful in increasing the variable component of its SG&A. Approximately 13.3% of the SG&A in 2003 was variable and will fluctuate with general oilfield supplies sales. This compares to 5.7% during 2002.

EBITDA

EBITDA for the year ended December 31, 2003 increased $5.6 million to $7.1 million compared to $1.5 million for the year ended December 31, 2002. EBITDA as a percentage of sales was 2.8% for the year ended 2003 versus 0.6% for the year ended 2002. EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations. For a reconciliation of net income to EBITDA, please see page 15.

INCOME (LOSS) BEFORE INCOME TAXES

Income before income taxes improved $5.9 million to $2.8 million for the year ended December 31, 2003 from a loss of $3.1 million for the year ended December 31, 2002.

INCOME TAXES

The Company's effective tax rate for the year ended December 31, 2003 was 53.5%, as compared to an effective tax rate of 35.4% for the year ended December 31, 2002. The Company's combined federal and provincial statutory tax rate for 2003 was 37.1%, compared to 39.6% for the year-ended December 31, 2002. The net income before tax was impacted by non-deductible items and capital and other taxes that became a larger component of the overall income tax charge in 2003. See note 8a to the Financial Statements for a detailed reconciliation of the effective tax rate.

INCOME (LOSS) FROM CONTINUING OPERATIONS

For the year ended December 31, 2003 income from continuing operations increased to $1.3 million or $0.07 per share (diluted) compared to a loss of $2.0 million or a loss of $0.12 per share (diluted) for the year ended December 31, 2002.

LOSS FROM DISCONTINUED OPERATIONS

On March 31, 2004, the Company sold its 50% interest in its small horsepower compression operations for cash proceeds of $961,000. No gain or loss on disposition resulted from this transaction.

Loss from discontinued operations for the year ended December 31, 2003 was $879,000 compared to a loss of $470,000 for the year ended December 31, 2002.

NET INCOME (LOSS) AND EARNINGS PER SHARE

Net income for the year ended December 31, 2003 was $421,000 or $0.02 per share (diluted) as compared to a net loss of $2.5 million or a loss per share of $0.15 per share (diluted) for the year ended December 31, 2002. This represents an income improvement of $2.9 million or $0.17 per share (diluted).

SUMMARY OF QUARTERLY FINANCIAL DATA

The selected quarterly financial data presented below is presented in Canadian dollars and in accordance with Canadian GAAP. There are no Statements of Operations differences between Canadian and U.S. GAAP.

(in thousands of Cdn. dollars except per share data)
UNAUDITED                                Q1               Q2                Q3                Q4
                                       2003             2003              2003              2003
                                       ----             ----              ----              ----

SALES                                61,798           54,807            67,533            72,987

NET INCOME (LOSS) FROM
CONTINUING OPERATIONS                    (3)            (297)              404             1,196

LOSS FROM DISCONTINUED
OPERATIONS                              (59)            (179)              (97)             (544)
                                    -------          -------             -----             -----

NET INCOME (LOSS)                       (62)            (476)              307               652

NET INCOME (LOSS) PER
SHARE FROM CONTINUING
OPERATIONS
    Basic                           $ (0.00)         $ (0.02)           $ 0.02            $ 0.07
    Diluted                         $ (0.00)         $ (0.02)           $ 0.02            $ 0.07

NET INCOME (LOSS) PER
SHARE
    Basic                           $ (0.00)         $ (0.03)           $ 0.02            $ 0.03
    Diluted                         $ (0.00)         $ (0.03)           $ 0.02            $ 0.03


(in thousands of Cdn. dollars except per share data)
UNAUDITED                                Q1               Q2                Q3                Q4
                                       2004             2004              2004              2004
                                       ----             ----              ----              ----

SALES                                89,032           67,002            78,232           104,435

NET INCOME (LOSS) FROM
CONTINUING OPERATIONS                 1,587              518             1,198             2,839

LOSS FROM DISCONTINUED
OPERATIONS                              (27)               -                 -                 -
                                      -----            -----             -----            ------

NET INCOME (LOSS)                     1,560              518             1,198             2,839

NET INCOME (LOSS) PER
SHARE FROM CONTINUING
OPERATIONS
    Basic                            $ 0.09           $ 0.03            $ 0.07            $ 0.17
    Diluted                          $ 0.09           $ 0.03            $ 0.07            $ 0.16

NET INCOME (LOSS) PER
SHARE
    Basic                            $ 0.09           $ 0.03            $ 0.07            $ 0.17
    Diluted                          $ 0.09           $ 0.03            $ 0.07            $ 0.16


The Company's sales levels are affected by weather conditions. As warm weather returns in the spring (April/May of each year), the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have dried out. In addition, many exploration and production areas in northern Canada are accessible only in the winter months when the ground is frozen. As a result, the first and fourth quarters typically represent the busiest time and highest sales activity for the Company. Sales levels drop dramatically during the second quarter until such time as the roads have dried and road bans have been lifted.

Sales for the quarter ended December 31, 2004 increased 43.1% to $104.4 million from $73.0 million for the comparable 2003 period. Average rig count increased 7.4% Q4 2004 versus Q4 2003, and oil and gas well completions increased 19.2% Q4 2004 versus Q4 2003. The 43.1% increase in sales reflects the increase in capital spending by the E&P companies combined with an increase in market share for all products as a result of the Company's service, sales and marketing efforts. Sales also increased by 44.1%, 22.3% and 15.8% in each of the first three quarters of 2004 as compared to the respective 2003 quarters.

Net income was $2.8 million or $0.16 per share (diluted) for the quarter ended December 31, 2004. This represents a net income improvement of $2.2 million or $0.13 per share (diluted) as compared to the quarter ended December 31, 2003 where the Company reported net income of $652,000 or $0.03 per share (diluted).

During Q4 2004, CE Franklin generated $4.7 million in cash flow from operating activities. This was offset by a $4.3 million investment in working capital, primarily cash, accounts receivable and inventories. These activities resulted in a $308,000 decrease in the Company's demand bank operating loan. There were no significant capital expenditures during the quarter.

B.       LIQUIDITY AND CAPITAL RESOURCES

In 2004, the Company generated $11.4 million in cash flow from operating activities, before net change in non-cash working capital balances, $50,000 from proceeds on the disposal of property and equipment, and $961,000 from proceeds on the sale of its 50% interest in its small horsepower compression operations. This was offset by a $14.1 million increase in working capital (excluding the bank operating loan), $861,000 in capital and other expenditures and $327,000 in repayments on capital leases.

In 2003, the Company generated $4.7 million in cash flow from operating activities, before net change in non-cash working capital balances, $247,000 from proceeds on disposal of property and equipment and $538,000 from the sale of a 50% interest in its small horsepower compression operations. This was offset by a $6.2 million increase in working capital (excluding the bank operating loan), $881,000 in capital and other expenditures and $343,000 in repayments on capital leases.

In 2002, the Company generated $1.1 million in cash flow from operating activities, before net change in non-cash working capital balances and $179,000 from proceeds on disposal of property and equipment. This was offset by a $4.9 million increase in working capital (excluding the bank operating loan), $1.2 million in capital and other expenditures and $269,000 in repayments on capital leases.

The Company's primary internal source of liquidity is cash flow from operating activities, before net change in non-cash working capital balances, which increased to $11.4 million for the year ended December 31, 2004, an improvement of $6.7 million as compared to 2003. The improvement reflects improvement in profitability of the Company during 2004 due to the increase in the level of exploration and production activity in the western Canadian sedimentary basin, increased market share and gross profit margin improvement.

For the year ended December 31, 2004 accounts receivable increased $20.7 million or 45.2% to $66.6 million from $45.8 million as at December 31, 2003. The increase in accounts receivable reflects a 43.1% increase in sales to $104.4 million during the fourth quarter of 2004 as compared to $73.0 million for the fourth quarter of 2003.

Average Days Sales Outstanding (DSO) was 52.7 days in 2004 as compared to 51.8 days in 2003. Accounts receivable greater than 90 days old was 1.5% of accounts receivable as at December 31, 2004 versus 3.8% as at December 31, 2003. Trade accounts receivables are tightly managed by the Company with daily calls to customers to solve payment issues. In addition, the Company's accounts receivable team works closely with customers to help simplify payment and approval processes. Bad debt expense in 2004 was $244,000 (0.07% of sales) as compared to $266,000 (0.1% of sales) for the year ended December 31, 2003 and $688,000 (0.26% of sales) for the year ended December 31, 2002.

Total inventory for the Company increased 33.8% to $64.3 million as at December 31, 2004 as compared to $48.1 million as at December 31, 2003. The increase in inventory levels reflects the 43.1% increase in sales during Q4 2004 as compared to the previous year. Also, the Company has increased its inventory of high turning items in anticipation of higher activity levels in the first quarter of 2005.

The Company measures inventory efficiency by using an inventory turns calculation, because the higher the inventory turns, the better the Company's inventory is managed. Inventory turns are calculated by taking cost of sales for the year divided by average inventory. Inventory turned 4.9 times in 2004, compared to 5.0 times in 2003 and 4.9 times in 2002. CE Franklin targets inventory turns of 5.0 times. The Company monitors its inventory on a daily basis in order to reduce surplus, improve turns and reduce obsolescence. The Company's inventory write-down expense was $1.5 million (0.4% of sales) in 2004 compared to $1.5 million (0.6% of sales) in 2003 and $1.2 million (0.5% of sales) in 2002.

Accounts payable and accrued liabilities have increased $14.5 million to $58.6 million as at December 31, 2004 as compared to the previous year. The increase reflects increased inventory purchases due to higher activity levels during Q4 2004, as compared to the previous year, coupled with the increase in inventory levels at year-end in anticipation of high activity levels in the first quarter of 2005.

Property and equipment decreased 26.4% to $6.1 million from $8.3 million. This decrease reflects amortization expense of $4.3 million offset by capital expenditures of $861,000 and $1.2 million in additions to rental equipment assets and capital leases. As at December 31, 2004, approximately $2.7 million in property and equipment (original cost of $16.0 million) relates to the Company's investment in its enterprise software system and its eCommerce initiative. For the year-ended December 31, 2004, $3.0 million in amortization expense was incurred relating to these assets. These assets will be fully amortized by the end of 2005. The Company currently anticipates that its enterprise and eCommerce systems will operate well beyond 2005 without any significant costs for upgrades in the range of its initial investments. However, there can be no assurances in this regard.

The Company finances its working capital requirements; accounts receivable, inventories, bank overdraft, accounts payable and accrued liabilities with its demand bank operating loan. This resulted in a $2.8 million increase in the Company's bank operating loan to $26.1 million at December 31, 2004 from $23.3 million at December 31, 2003. On July 6, 2004 the Company increased its bank operating line to $40 million from $35 million. The increase was required to finance the increased activity levels and the resulting increase in accounts receivable and inventories. The interest rate charged for this facility has dropped from Canadian prime plus 1% to Canadian prime plus 0.875%.

On December 22, 2004, the Company negotiated a $10.0 million temporary increase to its demand bank operating loan. From December 22, 2004 to April 30, 2005 the facility will increase to $50.0 million, and will reduce to $40.0 million as at April 30, 2005. The increase is to accommodate the anticipated increase in activity levels during the first quarter of 2005 resulting in a further investment in accounts receivable and inventories. As warm weather returns in the spring (second quarter) of 2005 and activity levels decrease, the Company will collect its outstanding accounts receivable and reduce its inventories.

The Company's borrowing capacity under its demand bank operating loan is dependent on maintaining compliance with certain financial covenants and a borrowing base formula applied to accounts receivable and inventories. As at December 31, 2004, the Company was well within the covenant compliance thresholds and was able to draw up to $50 million against its bank operating line based on the borrowing base formula.

The Company will fund capital expenditures from cash flow from operating activities and capital leases where available. Other than standard upgrades to its enterprise and eCommerce systems, as well as leasehold improvements to its 37 locations, the Company does not expect significant capital expenditures in the next several years.

RECENT ACCOUNTING PRONOUNCEMENTS

CANADIAN PRONOUNCEMENTS

The following changes in accounting policies are new standards by the Canadian Institute of Chartered Accountants, which the Company implemented in accordance with their terms.

Effective January 1, 2004, the Company adopted, prospectively, the new accounting guideline relating to hedging relationships. In the normal course of business, the Company enters into foreign currency forward exchange contracts with financial institutions to fix the value of liabilities or future commitments. These foreign currency exchange contracts are not designated as hedges for accounting purposes. The value of the contract is marked to market and the change in value is recognized in the Statements of Operations.

As of January 1, 2003 the Company adopted prospectively, the fair value method of accounting for common share options granted. Under this method, the Company recognizes a compensation expense based on the fair value of the options on the date of grant that is determined by using the Black-Scholes options pricing model. The fair value of the options is recognized over the vesting period of the options granted as compensation expense and contributed surplus. The contributed surplus balance is reduced as options are exercised and the amount initially recorded for the options in contributed surplus is credited to capital stock. Compensation expense of $256,000 was recorded in 2004 and $36,000 was recorded in 2003.

No compensation expense is recorded for stock options awarded prior to January 1, 2003 as the Company applied the intrinsic method of accounting for stock options granted. The consideration paid by option holders on the exercise of these options is and will be credited to capital stock. See Note 9b to the Financial Statements for the effect on the Financial Statements if the fair value method was adopted for these options.

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

U.S. PRONOUNCEMENTS

From time to time, the Financial Accounting Standards Board ("FASB") issues new accounting pronouncements. Unless otherwise discussed in note 17 to the Financial Statements, management believes the impact of recently issued standards, which are not yet effective, will not have a material impact on the Company's Financial Statements upon adoption.

OTHER ITEMS

The Company's Form 20-F is available on SEDAR @ WWW.SEDAR.COM.

CE Franklin has authorized an unlimited number of common shares with no par value. As at December 31, 2004 the Company had 17,194,934 common shares outstanding.

The Board of Directors may grant options to purchase up to 2,240,925 common shares. As at December 31, 2004 options to purchase 1,626,701 common shares were outstanding at an average exercise price of $3.88 per common share.

C.       RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

         Not applicable.

D.       TREND INFORMATION

         See Item 4B and Item 5A.

E.       OFF-BALANCE SHEET ARRANGEMENTS

         The Company has not engaged in off-balance sheet financing arrangements through special purpose entities.

F.       TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS


                       CAPITAL LEASE                 OPERATING                  PURCHASE
PERIOD DUE               OBLIGATIONS         LEASE COMMITMENTS               OBLIGATIONS                     TOTAL
------------------------------------         -----------------               -----------                     -----
(thousands of Canadian dollars)
      2005                       220                     3,215                     4,700                     8,135
      2006                       200                     2,325                         -                     2,525
      2007                       157                     2,019                         -                     2,176
      2008                       165                     1,216                         -                     1,381
      2009                        88                     1,222                         -                     1,310
thereafter                         -                     5,351                         -                     5,351
                              ------                    ------                    ------                    ------
                                 830                    15,348                     4,700                    20,878
                              ======                    ======                    ======                    ======


As at December 31, 2004 the Company had issued and outstanding letters of credit totaling $4.7 million to secure offshore inventory purchases.

G.   SAFE HARBOR

     FORWARD LOOKING STATEMENTS

     The information in this Form 20-F, including this Item 5, may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that CE Franklin plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements. These forward-looking statements are based on management's current belief, based on currently available information, as to the outcome and timing of future events. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this Form 20-F, including those in ITEM 3D under the caption "RISK FACTORS".

     Forward-looking statements appear in a number of places and include statements with respect to, among other things:

     o the continued efficacy of the Company's enterprise and eCommerce systems;

     o the anticipated increase in drilling activity levels during the first quarter of 2005;

     o the planned decrease in amounts outstanding under the Company's bank operating loan;

     o planned capital expenditures and working capital and availability of capital resources to fund capital expenditures and working capital;

     o the Company's future financial condition or results of operations and future revenues and expenses;

     o    the Company's future gross profit and net profit margins;

     o the Company's business strategy and other plans and objectives for future operations;

     o    fluctuations in worldwide prices and demand for oil and gas;

     o fluctuations in levels of gas and oil exploration and development activities; and

     o    fluctuations in the demand for the Company's products and services.

     We caution you that these forward-looking statements are subject to all of the risks and uncertainties, many of which are beyond CE Franklin's control. These risks include, but are not limited to, economic conditions, seasonality of drilling activity, commodity price volatility for oil and gas, currency fluctuations, inflation, regulatory changes and the other risks described in ITEM 3D under the caption "RISK FACTORS".

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

ITEM 6:           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

     A.   DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information about our directors and leadership team, as of March 18, 2005.

NAME AND MUNICIPALITY OF RESIDENCE      AGE      POSITION WITH CE FRANKLIN LTD.

Michael S. West(1)                      42       Chairman, President and Chief
Calgary, Alberta                                 Executive Officer and Director

James E. Baumgartner                    50       Vice President, Sales
Edmonton, Alberta

Brent W. Greenwood                      50       Vice President,
Calgary, Alberta                                 Marketing and Supply

Ronald L. Koper                         46       Vice President,
Calgary, Alberta                                 Business Effectiveness

Timothy M. Ritchie                      34       Vice President, Operations
Calgary, Alberta

Salvatore Secreti                       45       Vice President and
Calgary, Alberta                                 Chief Financial Officer

Roderick H. Tatham                      46       Director of Quality and
Calgary, Alberta                                 Customer Service

David A Dyck (1)(3)                     43       Director
Calgary, Alberta

John J. Kennedy (4)                     52       Director
Houston, Texas

S. Douglas Martin (2)                   73       Director
Calgary, Alberta

Douglas L. Rock (1)(2)                  57       Director
Houston, Texas

Gordon R. Schnell (3)(4)                71       Director
Cochrane, Alberta

Victor Stobbe (2)(3)                    62       Director
Okotoks, Alberta

NOTES:

1)   Member of Corporate Governance and Nominating Committee.
2)   Member of Compensation Committee.
3)   Member of Audit Committee.
4)   Member of Environment, Health & Safety Committee.

The directors will stand for re-election on May 3, 2005 at the annual shareholders meeting. The following is a summary of the background of each director and member of the Company's leadership team.

MICHAEL S. WEST

Mr. West is the Chairman, President and Chief Executive Officer. He was appointed President and Chief Executive Officer and to CE Franklin's Board of Directors in January 2002. Mr. West was appointed Chairman on December 31, 2003. Mr. West has held various positions including Vice President, Operations for a major competitor in the oilfield supply and distribution business. Prior to joining the oil and gas sector in 1996, he worked for 11 years in various capacities in the automotive after-markets industry.

JAMES E. BAUMGARTNER

Mr. Baumgartner is Vice President, Sales and has been with the Company since 2001. Prior to joining CE Franklin Mr. Baumgartner was the General Manager for a competitor in the oilfield supply distribution business. He has over 25 years experience in distribution of pipe, valves and fittings to the energy industry in Canada as well as internationally.

BRENT W. GREENWOOD

Mr. Greenwood is Vice President, Marketing and Supply. He started his career with Franklin Supply in 1980 and has held various positions with the Company over the past 25 years. Mr. Greenwood graduated from the University of Saskatchewan with a Masters of Arts in History and from the University of Calgary in 1999 with a Masters of Business Administration (MBA).

RONALD L. KOPER

Mr. Koper is the Vice President, Business Effectiveness and joined the Company in 2000. Prior to joining the Company he completed over six years experience as a private organizational change consultant with a diverse client list of large and mid-sized Canadian Corporations. He has dedicated his career to the human resources and organizational development profession. Mr. Koper graduated from the University of Calgary in 1984 with a Bachelor of Commerce.

TIMOTHY M. RITCHIE

Mr. Ritchie is the Vice President, Operations. He began his career with Franklin Supply in the field over 11 years ago and has progressively taken on roles that are more senior for the Company. Mr. Ritchie graduated from the University of Lethbridge with a Bachelor of Arts in 1993 and in 2000 earned his Masters of Business Administration (MBA) from the University of Calgary.

SALVATORE SECRETI

Mr. Secreti is the Vice President and Chief Financial Officer. He joined CE Franklin as Vice President and Chief Financial Officer in January 2001. Since leaving public practice in 1985, he has been the Controller or Chief Financial Officer at various public and private companies in a variety of industries. Mr. Secreti graduated from the University of Calgary with a Bachelor of Commerce degree in 1981 and earned his Chartered Accountant (CA) designation in 1985.

RODERICK H. TATHAM

Mr. Tatham is the Director of Customer Service and Quality. He is responsible and accountable for the redesign and implementation of all business processes related to customer service and operational performance. Prior to joining CE Franklin in May 2002, he worked in various capacities as Manager of Business Process & Quality, Branch Manager, Quality Assurance Manager and Materials Coordinator.

DAVID A. DYCK

Mr. Dyck became a Director of CE Franklin in May 2004. He has been the Vice-President, Finance and Chief Financial Officer of Western Oil Sands since 2000. Prior to this, Mr. Dyck held various financial roles with oil and gas exploration and production companies. Mr. Dyck received his Bachelor of Commerce Degree with Distinction from the University of Saskatchewan in 1985. He obtained his Chartered Accountant designation in 1987.

JOHN J. KENNEDY

Mr. Kennedy was appointed to the Board of Directors of CE Franklin in May 1999. He is currently President and Chief Executive Officer of Wilson International, the distribution unit of Smith International. Previously, Mr. Kennedy was Senior Vice President and Chief Financial Officer of Smith International. Mr. Kennedy has worked in the energy industry for over 27 years in various executive and management positions. Mr. Kennedy is a member of several professional bodies in both the United Kingdom and United States, including the Energy Institute and the Association of Corporate Treasurers.

S. DOUGLAS MARTIN

Mr. Martin became a Director of Franklin Supply in 1993 and a Director of CE Franklin in 1995. Mr. Martin was Chairman of CE Franklin from October 2001 to December 2003. Mr. Martin has over 48 years of experience in the energy industry in both the United States and Canada. His broad range of experience has been with energy supply and distribution companies as well as exploration and production companies. Mr. Martin graduated from the University of Oklahoma with a Bachelor of Business Administration.

DOUGLAS L. ROCK

Mr. Rock has been a Director of CE Franklin since 1999. He began his career with Smith International in 1974 and since then has had senior management roles. He is currently Chairman, Chief Executive Officer and President of Smith International. Mr. Rock graduated from The Pennsylvania State University.

GORDON R. SCHNELL

Mr. Schnell has been a Director of CE Franklin since 1995. Mr. Schnell is the President of Monashee Spring Water (Calgary). Prior to this, he was the President and Chief Operating Officer of CE Franklin from 1995 to 1998. He started his career with Continental Supply Company in 1956 where he took on increasingly senior roles and eventually became the President of Continental Emsco Company Limited in 1988.

VICTOR J. STOBBE

Mr. Stobbe has been a Director of CE Franklin since May 2003. Mr. Stobbe is the Chief Financial Officer of Wave Energy Ltd., a private oil and gas company, and a Director of Trican Well Service Ltd. where he serves as Chairman of the Audit Committee. Formerly he was President of American Leduc Petroleums Ltd. from October 1997 to October 2003. Mr. Stobbe, a chartered accountant, has served as a senior officer and/or a director of a number of public companies.

B.        COMPENSATION

The following table sets forth the compensation paid by the Company to the Chairman, President and Chief Executive Officer and the Vice President and Chief Financial Officer. The Corporation had no other executive officers whose total salary and bonus exceeded $150,000 in 2004 and who served in such capacities at December 31, 2004, (collectively, the "Named Executive Officers") for services rendered to the Company for the periods indicated:


                                                                   ANNUAL COMPENSATION
                                      -------------------------------------------------------------------------------


                                        YEAR         SALARY ($)            BONUS ($)
                                                                                                OTHER ANNUAL
NAME AND PRINCIPAL POSITION             YEAR         SALARY ($)            BONUS ($)        COMPENSATION(1) ($)
---------------------------------     ---------- -------------------     -------------- -----------------------------
Michael S. West                         2004                217,769                 --                        21,291
Chairman,                               2003                200,000                 --                        20,094
President and                           2002                187,642                 --                        15,027
Chief
Executive Officer (2)

Salvatore Secreti                       2004                191,632                 --                        21,274
Vice President                          2003                176,000                 --                        19,374
and Chief Financial Officer             2002                176,000             15,520                        15,504


                                                        LONG-TERM COMPENSATION
                                      ------------------------------------------------------------
                                                      AWARDS                          PAYOUTS
                                      ---------------------------------------      ---------------
                                       SECURITIES UNDER   RESTRICTED SHARES
                                        OPTIONS/ SARS       OR RESTRICTED           LTIP PAYOUTS       ALL OTHER COMPENSATIONS
NAME AND PRINCIPAL POSITION              GRANTED (#)       SHARE UNITS ($)              ($)                      ($)
---------------------------------     ------------------- ------------------- ---- --------------- --------------------------------



Michael S. West                                       --                  --                   --                 --
Chairman,                                         76,044                  --                   --                 --
President and                                    211,495                  --                   --                 --
Chief
Executive Officer (2)

Salvatore Secreti                                     --                  --                   --                 --
Vice President                                    55,766                  --                   --                 --
and Chief Financial Officer                       78,083                  --                   --                 --


(1) Perquisites and other personal benefits include a car allowance, contributions to a group RRSP plan and parking for the Named Executive Officers.

(2) Mr. West was appointed President and Chief Executive Officer on January 15, 2002, and was appointed Chairman on December 31, 2003.

AGGREGATE OPTION EXERCISES DURING 2004 AND OPTION VALUES AT DECEMBER 31, 2004

The following table sets forth information in respect of the aggregate stock options exercised by the Named Executive Officers during 2004 and the value of unexercised, in-the-money options as at December 31, 2004. The actual value of the unexercised in-the-money options will be determined by the market price of the Corporation's common shares on the date such options may be exercised by any of the Named Executive Officers. There is no assurance that the values of such in-the-money options shown in this table will be realized.


                                                                               UNEXERCISED OPTIONS/SARS AT DECEMBER 31,
                                                                                                 2004
                                   SECURITIES          AGGREGATE VALUE        -------------------------------------------
                                  ACQUIRED ON          AGGREGATE VALUE
NAME                              EXERCISE (#)           REALIZED ($)         EXERCISABLE (#)        UNEXERCISABLE (#)
---------------------------     -----------------     -------------------     -----------------     ---------------------

Michael S. West                        --                     --                  166,327                 121,212
Salvatore Secreti                      --                     --                  115,544                  63,212


                                      VALUE OF UNEXERCISED IN-THE-MONEY
                                    OPTIONS/SARS AT DECEMBER 31, 2004(1)
                                ----------------------------------------------

NAME                             EXERCISABLE ($)         UNEXERCISABLE ($)
---------------------------     ------------------     -----------------------

Michael S. West                      266,841                  217,112
Salvatore Secreti                    114,036                  118,378


(1) The "Value of Unexercised In-The-Money Options at December 31, 2004" was calculated by determining the difference between the market value of the securities underlying the option at the end of the financial year and the exercise price of such options. At the end of the most recently completed financial year, the closing price of the Company's common shares on the Toronto Stock Exchange was $4.90.

STOCK OPTIONS GRANTED DURING 2004

No options to purchase Common Shares of the Corporation were granted during 2004 to Named Executive Officers of the Company pursuant to the terms of the Corporation's stock option plan.

COMPENSATION OF DIRECTORS

During 2004, directors were compensated based on a flat fee of $7,500 plus meeting fees for which they were in attendance of $1,000 per meeting for board meetings, $750 per meeting for committee meetings, and $250 for meetings that they were in attendance by phone.

In addition during 2004 a special committee was established to evaluate the proposed transaction to purchase Wilson International from Smith International. See Item 4A. Mr. Stobbe and Mr. Dyck were each paid a flat fee of $40,000.

Mr. Schnell and Mr. Martin were paid $14,250 and $35,250 in 2004, respectively. Mr. Dyck and Mr. Stobbe were paid $55,000 and $58,000 respectively (including Special Committee fees). Directors are also reimbursed for their expenses incurred in respect of each meeting of the directors or special service. Employees of the Company receive no additional compensation for acting as directors of the Corporation. Directors who are not officers of the Corporation or an affiliate of the Corporation have in the past also been granted options to purchase Common Shares. No compensation was paid to any director of the Corporation for their services as consultants or experts to the Corporation.

C.       BOARD PRACTICES

Directors are elected at each annual meeting to hold office for a term expiring at the close of the next annual meeting of shareholders. No specific term of office is applicable to executive officers; however, they are normally re-appointed annually. The last annual meeting was held May 4, 2004, and the next annual meeting is expected to be held on May 3, 2005.

The Company has entered into an employment contract with the Chairman, President and Chief Executive Officer that provides for payment of up to 24 months salary if employment is terminated without cause.

The members of CE Franklin's audit committee are David A. Dyck, Victor J. Stobbe and Gordon R. Schnell and they discharge their duties in accordance with the audit committee charter. The audit committee is responsible for ensuring that management fulfills its responsibility for financial reporting, internal control as well as reviewing and recommending for approval the Financial Statements, Management Discussion and Analysis and financial press releases.

The committee, consisting of a majority of outside directors, reviews the Financial Statements, assessing the accounting principles, risks, adequacy and internal effectiveness of internal controls and recommends the Financial Statements to the Board for approval. The committee also meets with management and external auditors to discuss internal controls and significant accounting and reporting issues as well as recommending the engagement or reappointment of the Company's external auditors.

The compensation committee is comprised of S. Douglas Martin, Victor J. Stobbe and Douglas L. Rock, all of whom are independent, non-employee directors of the Company. During 2004, no such member was a current or former officer or employee of the Company or any of its subsidiaries. The compensation committee of the board of directors is responsible for, among other matters, reviewing the performance objectives and compensation package for the Chairman, President and Chief Executive Officer, recommending compensation and benefits packages for the Company's leadership team and reviewing and approving fees paid to members of the board of directors.

D.       EMPLOYEES

------- ---------------------------------------- ----------- -----------------
YEAR    NUMBER OF EMPLOYEES AS AT DECEMBER 31,   % IN FIELD  % IN HEAD OFFICE
------- ---------------------------------------- ----------- -----------------
2004    328                                      82%         18%
------- ---------------------------------------- ----------- -----------------
2003    291                                      79%         21%
------- ---------------------------------------- ----------- -----------------
2002    327                                      81%         19%
------- ---------------------------------------- ----------- -----------------

As of December 31, 2004, the Company had 328 employees, including part-time and hourly, all employed in Canada. The Company does not anticipate any material changes in its employee structure. CE Franklin's personnel are not unionized, and there is very little union activity in the Canadian oilfield supply industry. The Company does not employ a significant number of temporary employees.

E.       SHARE OWNERSHIP

As at March 18, 2005 no individual Director or individual listed under item 6A holds greater than 1% of the common shares outstanding.

OPTIONS GRANTED. As at March 18, 2005, the following options were outstanding under the Company's 2001 stock option plan:

HOLDER                  NUMBER OF OPTIONS         EXERCISE PRICE - CDN$               DATE OF GRANT                 EXPIRY DATE
------                  -----------------         ---------------------               -------------                 -----------
DIRECTORS                         5,000                   7.50                       February 18, 2000         February 18, 2005(2)
(CURRENT)(1)
                                 10,000                   6.05                       February 16, 2001            February 16, 2006
                                 55,217                   3.50                         January 1, 2002              January 1, 2012
                                100,000                   3.30                        January 15, 2002             January 15, 2012
                                 10,000                   3.50                       February 15, 2002            February 15, 2012
                                 10,000                   4.00                           March 5, 2002                March 5, 2012
                                 76,278                   3.49                       December 13, 2002            December 13, 2012
                                111,044                   2.70                       December 12, 2003            December 12, 2013
                                132,405                   4.60                        January 11, 2005             January 11, 2015
                        ----------------
                                509,944
                        ----------------

EMPLOYEES                        52,117                   7.50                       February 18, 2000         February 18, 2005(2)
                                 26,000                   8.50                            May 25, 2000                 May 25, 2005
                                171,053                   6.05                       February 16, 2001            February 16, 2006
                                 21,000                   3.28                         August 20, 2001              August 20, 2011
                                210,404                   3.50                         January 1, 2002              January 1, 2012
                                269,930                   3.49                       December 13, 2002            December 13, 2012
                                 34,458                   3.30                       February 17, 2003            February 17, 2013
                                387,078                   2.70                       December 12, 2003            December 12, 2013
                                277,840                   4.60                        January 11, 2005             January 11, 2015
                                  3,000                   4.90                        January 26, 2005             January 26, 2015
                                    500                   7.20                        February 2, 2005             February 2, 2015
                        ----------------
                              1,453,380
                        ----------------
TOTAL                         1,963,324
                        ================



The Company's stock option plan (the "Plan") was established on September 14, 1993 and was amended on November 21, 1994, October 24, 1995, September 10, 1996, February 12, 1998, April 30, 1998 and May 1, 2001. The total number of common shares available to be issued under the Plan is 2,240,925 common shares. The Plan provides that the board of directors of the Company may grant options, subject to the terms of the Plan, to directors, officers and employees of, and to persons and corporations who provide management or consulting services to, the Company and its subsidiaries. All stock options after issue vest one-third per year commencing on the first anniversary date after grant.

(1) The number of options held by Directors includes Michael West, Chairman, President and Chief Executive Officer.

(2) The expiry date of the options granted on February 18, 2000 has been extended due to employees being in blackout at the expiry date. The TSX approved the extension until five trading days after the earlier of the completion of the acquisition of Wilson International or the public announcement that the Company will not be pursuing the acquisition. See
     Note 4A for details on the transaction.

ITEM 7:           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       MAJOR SHAREHOLDERS

The following table sets forth information, as of March 18, 2005, ownership of the Company's outstanding voting securities by any person known by the Company to own more than 5% of such voting securities:

     TITLE OF CLASS                    IDENTITY OF GROUP                   AMOUNT OWNED        PERCENT OF CLASS(1)

Common shares              Smith International                              9,465,382(2)               55.0
Common shares              Westcliff Capital Management, LLC                 2,012,300                 11.7

(1) Percentage ownership is based on 17,221,888 shares of common shares outstanding as of March 18, 2005.

(2) Based on the Certificate of Registered Holders registered with Computershare Trust Company of Canada, the transfer agent for the common shares.

At March 18, 2005, Smith International held 55.0% of the issued and outstanding shares of CE Franklin. Smith International has, by virtue of holding over 50% of the outstanding common shares, the power to elect the board of directors of the Company; however, it has agreed that at least two independent directors will be elected. Smith International and Westcliff Capital Management LLC have the same per share voting rights as other shareholders.

B.       RELATED PARTY TRANSACTIONS

Messrs. Douglas L. Rock and John L. Kennedy, directors of the Corporation, are directors or officers of, or otherwise interested in, Smith.

The Company is the exclusive distributor of bottom hole pump production equipment manufactured by Wilson International, Inc. ("Wilson"), a wholly-owned subsidiary of its principal shareholder, Smith International, Inc. ("Smith"), which owns 55% of the Company's outstanding common shares. The transactions with Wilson are in the normal course of business and at commercial rates. Included in inventory at December 31, 2004 and December 31, 2003 was $3,185,000 and $2,739,000, respectively, of this bottom hole pump production equipment purchased from Wilson. For the years ended December 31, 2004, 2003 and 2002, cost of sales include $6,427,000, $6,612,000 and $5,960,000, respectively, relating to the inventory purchased from Wilson. Accounts payable and accrued liabilities, which are non-interest bearing and are payable within commercial supplier payment terms, include $930,000 and $1,010,000 for the years ended December 31, 2004 and 2003, respectively, owing to Wilson.

On July 8, 2004 the Company announced that it had entered into a non-binding letter of intent with Smith to acquire all the common stock of Wilson, in exchange for common shares of the Company to be issued from treasury. This transaction is considered to be a related party transaction by virtue of Smith's current 55% shareholdings in the Company and is subject to the approval of a majority of the Company's shareholders, excluding Smith. Upon signing a definitive agreement, the Company will mail an information circular to minority shareholders detailing the transaction. Accounts receivables include $1,840,000 for the year ended December 31, 2004, owing from Smith relating to pending acquisition costs that will be reimbursed by Smith.

C.       INTERESTS OF EXPERTS AND COUNSEL

         Not applicable.

ITEM 8:           FINANCIAL INFORMATION

CE Franklin's Financial Statements are stated in Canadian Dollars (Cdn. $) and are prepared in accordance with Canadian GAAP with reconciliation to U.S. GAAP included under Note 17 to the Financial Statements under Item 18. In this Form 20-F, unless otherwise specified, all amounts are expressed in Canadian dollars.

A.        FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements (audited) of CE Franklin as at and for the Years Ended December 31, 2004, 2003 and 2002, are audited by PricewaterhouseCoopers LLP and include the following:

o    An Auditors' Report dated January 27, 2005

o    Balance Sheets as at December 31, 2004 and 2003

o    Statements of Operations for the years ended December 31, 2004, 2003 and
     2002

o Statements of Changes in Shareholders' Equity for the years ended December 31, 2004, 2003 and 2002

o    Statements of Cash Flows for the years ended December 31, 2004, 2003 and
     2002

o    Notes to Financial Statements

See Part III, Item 18 for detailed information.

DIVIDEND DISTRIBUTIONS

In accordance with the terms and conditions of the Company's credit facility with its primary lender, holders of common shares are not entitled to receive dividends without prior approval of the Company's primary lender.

B.       SIGNIFICANT CHANGES

There have been no significant changes since December 31, 2004.

ITEM 9:           THE OFFER AND LISTING

A.       OFFER AND LISTING DETAILS

The following table sets forth the reporting of the HIGH AND LOW CLOSING prices for the CE Franklin shares on the TSX an the AMEX for the periods indicated.

                                      THE TORONTO STOCK EXCHANGE ($CDN)          AMERICAN STOCK EXCHANGE ($US)
                                      ---------------------------------          -----------------------------

                                             HIGH       LOW                            HIGH         LOW
                                             -----      ---                            -----        ----
2000                                        11.50      3.75                            8.00        2.38

2001                                         6.85      2.62                            4.62        1.65

2002                                         5.08      3.10                            3.34        1.95

2003       FIRST QUARTER                     3.45      2.90                            2.30        1.98
           SECOND QUARTER                    3.23      2.73                            2.36        2.00
           THIRD QUARTER                     3.25      2.75                            2.30        2.05
           FOURTH QUARTER                    3.10      2.61                            2.31        1.99

2004       FIRST QUARTER                     4.00      2.70                            3.00        2.19
           SECOND QUARTER                    5.05      3.44                            3.77        2.70
           THIRD QUARTER                     5.88      4.65                            4.58        3.55
           FOURTH QUARTER                    5.30      4.46                            4.28        3.57

2004       AUGUST                            5.88      4.83                            4.43        3.85
           SEPTEMBER                         5.74      5.02                            4.58        4.12
           OCTOBER                           5.30      4.46                            4.28        3.57
           NOVEMBER                          5.25      5.00                            3.90        3.80
           DECEMBER                          5.25      4.52                            4.06        3.60

2005       JANUARY                           6.90      4.58                            5.66        3.75
           FEBRUARY                          8.33      7.06                            6.69        5.83


On March 18, 2005, the closing price for the Company's common shares was Cdn. $7.25 per share on the TSX and US $6.19 per share on the AMEX. As of, March 18, 2005, the Company had 17,221,888 shares of common shares outstanding and 55 holders of record of the common shares, of whom 27 were located in the United States, one located in Mexico and 27 were located in Canada.

B.       PLAN OF DISTRIBUTION

              Not applicable.

C.       MARKETS

The Company's common shares are traded on the Toronto Stock Exchange (TSX) under the symbol "CFT" and also on the American Stock Exchange (AMEX) under the symbol "CFK". The table above in Item 9A sets forth the range of high and low prices per share for the common shares on both the AMEX and TSX. The Company was initially listed on the AMEX on November 18, 1993, and subsequently began trading on the TSX on September 26, 1996.

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

The Articles of the Company and By-Law No. 1 of the Company may be viewed at the Company's registered office which is 1900, 300 - 5th Avenue S.W., Calgary, Alberta, T2P 3C4.

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

C.       MATERIAL CONTRACTS

See Note 5 "Bank Operating Loan" to the Company's December 31, 2004 Financial Statements included under Item 18 for a description of the Company's bank operating loan.

D.       EXCHANGE CONTROLS

There are no Canadian laws that restrict the export or import of capital, including foreign exchange controls, or that affect the payment of dividends to non-resident holders, except as described in Item 10 E below. The acquisition of control of the Company by non-Canadians is subject to the INVESTMENT CANADA ACT (the "Act"). The Act provides, among other things, that any non-Canadian, as defined in the Act, proposing to acquire control of a Canadian business such as the Company through the direct or indirect acquisition of voting interests or the acquisition of all or substantially all the assets of the Canadian business, must give notice in the prescribed form to Investment Canada, an agency of the Canadian government, and may be required to obtain approval from Investment Canada prior to implementation of such acquisition. The term "non-Canadian" is defined in the Act to include an individual who is neither a citizen nor a permanent resident of Canada, a foreign government, or any corporation or other entity that is not Canadian-controlled.

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

E.       TAXATION

The following is a summary of certain Canadian federal income tax considerations, pursuant to the INCOME TAX ACT (Canada) (the "Tax Act"), generally applicable to holders of common shares who, for purposes of the Tax Act, are not resident and are not deemed to be resident in Canada, do not carry on an insurance business in Canada, hold the common shares as capital property and do not use or hold, and are not deemed to use or hold, common shares in the course of carrying on a business in Canada (Non-Resident Holders).

Non-Resident Holders will not be subject to Canadian federal income tax on dispositions of common shares unless such holder, together with non-arm's length persons, owned 25% or more of the shares of any class of capital stock of the Company at any time within the previous 5 years. Where the Non-Resident Holder, together with such non-arm's length persons, has held 25% or more of the shares of any class of capital stock of the Company in the previous 5 year period, such holder will be subject to Canadian income tax on such dispositions unless the applicable tax treaty (if any) between Canada and the country in which such holder resides provides that Canadian income tax is not applicable. The Canada-U.S. Income Tax Convention (1980) (the "Canada-US Treaty") provides that Canadian income tax will not be eligible on a disposition of common shares by a holder thereof who is resident in the United States for the purposes of the Canada-U.S. Treaty.

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

F.       DIVIDENDS AND PAYING AGENTS

         Not applicable.

G.       STATEMENTS BY EXPERTS

         Not applicable.

H.       DOCUMENTS ON DISPLAY

The articles of the Company and By-Law No. 1 of the Company and the other documents referred to in this Form 20-F may be viewed at the Company's registered office which is 1900, 300 - 5th Avenue S.W., Calgary, Alberta, Canada, T2P 3C4

I.       SUBSIDIARY INFORMATION

         Not applicable.

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

QUANTITATIVE INFORMATION ABOUT MARKET RISK


As at December 31, 2004
(thousands of Canadian dollars)                2005          2006       2007       2008      2009           TOTAL     FAIR VALUE
                                               ----          ----       ----       ----      ----           -----     ----------

LIABILITIES

   Bank operating loan                     $  26,140     $      -    $      -    $      -  $       -     $  26,140     $  26,140

                                                        Cdn. Prime plus 0.875% up to $40.0 million and Cdn. prime plus 1.25%
                                                            Average interest rate between $40.0 million and $50.0 million

   Obligations under capital lease               220          200         157         165         88           830           881
   Average fixed interest rate                    8%           7%          8%          8%         4%            8%          5.3%


The bank operating loan is payable on demand and bears interest at the Canadian prime interest rate plus 0.875% up to $40.0 million and Cdn. prime interest rate plus 1.25% between $40.0 million and $50.0 million. The Canadian prime interest rate as at December 31, 2004 was 4.25%, and the weighted average prime interest rate during 2004 was 5.15%.

Obligations under capital leases are payable in equal monthly installments of $24,000 including principal and interest at various rates up to 8%.

QUALITATIVE INFORMATION ABOUT MARKET RISK

The Company is exposed to market risks from changes in the Canadian prime interest rate and foreign exchange rates with respect to the Canadian dollar/U.S. dollar. The Company will enter into foreign currency forward exchange contracts with financial institutions to fix the value of liabilities on future commitments. The Company entered into such contracts in 2004, the impact of which were not considered material. No contracts were outstanding as at December 31, 2004.

The Company has exposure to interest rate fluctuations on its demand operating loan. The Company has, in the past, entered into interest rate contracts to hedge its interest rate risk associated with the demand-operating loan. No such contracts were in place for 2004, 2003 or 2002. The Company does not use financial instruments for speculative purposes.

As at December 31, 2004 there were no unrecognized gains or losses associated with the above instruments.

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

                  Not applicable.

PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

                  Not applicable.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

                  Not applicable.

ITEM 15: CONTROLS AND PROCEDURES

The Company maintains disclosure controls and procedures and internal control over financial reporting designed to ensure that information required to be disclosed in the Company's filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time frame specified in the Securities and Exchange Commission's rules and regulations. CE Franklin's principal executive and financial officers have evaluated the Company's disclosure controls and procedures as at December 31, 2004 and have determined that such disclosure controls and procedures are effective. A controls system, no matter how well designed and operated cannot provide absolute assurance that all control issues and instances of fraud, if any, with the Company have been detected.

There were no significant changes in the Company's internal control over financial reporting or in other factors that could significantly affect internal control over financial reporting subsequent to the evaluation date.

ITEM 16:          RESERVED

ITEM 16A:         AUDIT COMMITTEE FINANCIAL EXPERT

The Company's audit committee has two financial experts, Mr. David Dyck and Mr. Victor Stobbe. Both are considered independent directors.

ITEM 16B:         CODE OF ETHICS

The Company has adopted a formal written code of ethics for its principal executive, financial and accounting officers, as well as the Company's leadership team.

For a copy of the code of ethics please email INFO@CEFRANKLIN.COM.

ITEM 16C:         PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses accounting fees and services of the Company:

YEAR-ENDED DECEMBER 31,                    2004                      2003
                                           ----                      ----
                                            (thousands of Cdn. Dollars)

Audit fees(1)                              $173                      $142
Audit related fees(2)                       163                        -
Tax fees(3)                                  52                        5
All other fees                                -                        -
                                           ----                      ----
                                           $388                      $147

(1) Audit fees include professional services for the audit of financial statements, review of quarterly financial statements and services performed in 2004 in connection with compliance with section 404 of the Sarbanes-Oxley Act. The Audit Committee approved 100% of these fees.

(2) Audit related fees consist of due diligence services provided for the proposed transaction to acquire the common stock of Wilson. The Audit Committee approved 100% of these fees.

(3) Tax fees include professional services with respect to reviewing tax returns, tax advice, tax planning and tax due diligence services provided for the proposed transaction to acquire the common stock of Wilson. The Audit Committee approved 100% of these fees.

The Company's audit committee policy states all auditing services and non-audit services provided to the Company by the Company's auditors shall, to the extent and in the manner required by applicable law or regulation, be pre-approved by the Audit Committee of the Company. In no circumstances, shall the Company's auditor provide any non-audit services that are prohibit by applicable law or regulation.

ITEM 16D:         EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

                  Not applicable.

ITEM 16E:         PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
                  PURCHASERS

                  Not applicable.

PART III

ITEM 17: FINANCIAL STATEMENTS

                  See Item 18.

ITEM 18: FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS                                                                     Page
                                                                                                  ----

Managements' Report                                                                                39

Auditors' Report                                                                                   40

Balance Sheets at December 31, 2004 and December 31, 2003                                          41

Statements of Changes in Shareholders' Equity for the years-ended 42 December
    31, 2004, December 31, 2003 and December 31, 2002

Statements of Operations for the years-ended                                                       43
    December 31, 2004, December 31, 2003 and December 31, 2002

Statements of Cash Flows for the years-ended                                                       44
    December 31, 2004, December 31, 2003 and December 31, 2002

Notes to Financial Statements                                                                      45

                               MANAGEMENT'S REPORT

The preparation and presentation of the accompanying Financial Statements are the responsibility of the management of the Company. The statements have been prepared in accordance with Canadian generally accepted accounting principles as described in note 1 to the Financial Statements. The financial information elsewhere in the annual report has been reviewed to ensure consistency with that in the Financial Statements.

Management acknowledges responsibility for the integrity of its financial information. Where appropriate, management has made informed judgments and estimates in accounting for transactions, which were not complete at the balance sheet date. The Company maintains disclosure controls and procedures and internal controls designed to ensure that information required to be disclosed in the Company's Financial Statements and annual report is recorded, processed, summarized and reported properly. CE Franklin's Chief Executive Officer and Chief Financial Officer evaluated the Company's disclosure controls and procedures within 90 days prior to the filing of the Annual Report that such disclosure controls and procedures are effective. There were no significant changes in the Company's internal controls or in other factors that could significantly affect those controls subsequent to the evaluation date.

The Board of Directors has appointed an Audit Committee that consists of three directors who are not officers or employees of the Company and have no direct or indirect material relationship with the Company. The committee meets with management and the Company's external auditors to discuss internal control, accounting policies and financial reporting matters. The Audit Committee has reviewed the Financial Statements. The Board of Directors has approved the Financial Statements on the recommendation of the Audit Committee.







/s/ Michael West                                        /s/ Salvatore Secreti
----------------                                        ---------------------
Michael West                                            Salvatore Secreti
Chairman, President and CEO                             Vice President and CFO
January 27, 2005                                        January 27, 2005

                                AUDITORS' REPORT

TO THE SHAREHOLDERS OF CE FRANKLIN LTD.

We have audited the balance sheets of CE FRANKLIN LTD. as at December 31, 2004 and 2003 and the Statements of Operations, changes in Shareholders' Equity and Cash Flows for each of the years in the three year period ended December 31, 2004. These Financial Statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these Financial Statements based on our audits.

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

In our opinion, these Financial Statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

                                                /s/ PricewaterhouseCoopers LLP
Calgary, Alberta, Canada                        PricewaterhouseCoopers LLP
January 27, 2005                                Chartered Accountants


CE FRANKLIN LTD.
BALANCE SHEETS
AS AT DECEMBER 31
----------------------------------------------------------------------------------------------------------------------------
(in thousands of Canadian dollars)

                                                                                                        2004           2003
----------------------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
    Cash                                                                                                  -           4,881
    Accounts receivable (NOTE 3 AND 12)                                                               66,573         45,843
    Inventories (NOTE 12)                                                                             64,282         48,054
    Other                                                                                                552            887
    Assets held from discontinued operations (NOTE 2)                                                     -             926
----------------------------------------------------------------------------------------------------------------------------
                                                                                                     131,407        100,591

PROPERTY AND EQUIPMENT (NOTE 4)                                                                        6,097          8,279
GOODWILL                                                                                               7,765          7,765
OTHER                                                                                                    240            300
ASSETS HELD FROM DISCONTINUED OPERATIONS (NOTE 2)                                                         -             697

----------------------------------------------------------------------------------------------------------------------------
                                                                                                     145,509        117,632
----------------------------------------------------------------------------------------------------------------------------

LIABILITIES

CURRENT LIABILITIES

    Bank overdraft                                                                                     5,270              -
    Bank operating loan (NOTE 5)                                                                      26,140         23,368
    Accounts payable (NOTE 12)                                                                        29,381         27,996
    Accrued liabilities (NOTE 6 AND 12)                                                               29,210         16,068
    Current portion of obligations under capital lease (NOTE 7)                                          204            369
    Liabilities from discontinued operations (NOTE 2)                                                     -             644
----------------------------------------------------------------------------------------------------------------------------
                                                                                                      90,205         68,445

OBLIGATIONS UNDER CAPITAL LEASE (NOTE 7)                                                                 626            127
FUTURE INCOME TAXES (NOTE 8)                                                                             612          1,413
LIABILITIES FROM DISCONTINUED OPERATIONS (NOTE 2)                                                         -              19

----------------------------------------------------------------------------------------------------------------------------
                                                                                                      91,443         70,004
----------------------------------------------------------------------------------------------------------------------------

COMMITMENTS AND CONTINGENCIES (NOTE 13)

SHAREHOLDERS' EQUITY
    Capital stock (NOTE 9)                                                                            19,335         19,268
    Contributed surplus                                                                               13,858         13,602
    Retained earnings                                                                                 20,873         14,758
----------------------------------------------------------------------------------------------------------------------------
                                                                                                      54,066         47,628
----------------------------------------------------------------------------------------------------------------------------
                                                                                                     145,509        117,632
============================================================================================================================



The accompanying notes are an integral part of these Financial Statements.

Approved by the Board:

[ILLEGIBLE] SIGNATURE                                  Director
----------------------------------------------------


[ILLEGIBLE] SIGNATURE                                  Director
----------------------------------------------------


CE FRANKLIN LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
-----------------------------------------------------------------------------------------------------------------------------------
(in thousands of Canadian dollars, except number of shares)

                                                              CAPITAL STOCK
                                                      NUMBER OF SHARES        $       CONTRIBUTED    RETAINED         SHAREHOLDERS'
                                                                                        SURPLUS      EARNINGS            EQUITY
-----------------------------------------------------------------------------------------------------------------------------------

DECEMBER 31, 2001                                        17,158,091        19,186        13,566        17,205        49,957
Effect of change in accounting for goodwill (NOTE 1)              -             -             -          (375)         (375)
Stock options exercised (NOTE 9)                             20,605            82             -             -            82
Net loss                                                          -             -             -        (2,493)       (2,493)
-----------------------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 2002                                        17,178,696        19,268        13,566        14,337        47,171
Stock options granted (NOTE 9)                                    -             -            36             -            36
Net income                                                        -             -             -           421           421
-----------------------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 2003                                        17,178,696        19,268        13,602        14,758        47,628
Stock options exercised (note 9)                             16,238            67             -             -            67
Stock options granted (note 9)                                    -             -           256             -           256
Net income                                                        -             -             -         6,115         6,115
-----------------------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 2004                                        17,194,934        19,335        13,858        20,873        54,066
===================================================================================================================================

The accompanying notes are an integral part of these Financial Statements.

CE FRANKLIN LTD.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31
-----------------------------------------------------------------------------------------------------------------------------------
(in thousands of Canadian dollars, except per share amounts)


                                                                              2004                    2003                    2002
-----------------------------------------------------------------------------------------------------------------------------------

SALES                                                                      338,701                 257,125                 255,128
COST OF SALES                                                              278,458                 213,575                 220,113
-----------------------------------------------------------------------------------------------------------------------------------
GROSS PROFIT                                                                60,243                  43,550                  35,015
-----------------------------------------------------------------------------------------------------------------------------------

OTHER EXPENSES (INCOME)
    Selling, general and administrative expenses (NOTE 10)                  44,299                  36,416                  33,521
    Amortization                                                             4,328                   4,130                   3,959
    Interest expense                                                         1,455                     959                     902
    Foreign exchange loss (gain)                                                28                   (523)                    (89)
    Other income                                                               (12)                  (226)                   (145)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                            50,098                  40,756                  38,148
-----------------------------------------------------------------------------------------------------------------------------------

INCOME (LOSS) BEFORE INCOME TAXES                                           10,145                   2,794                 (3,133)

INCOME TAX EXPENSE (RECOVERY) (NOTE 8)
    Current                                                                  4,804                   2,462                   (373)
    Future                                                                    (801)                   (968)                  (737)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                             4,003                   1,494                 (1,110)
-----------------------------------------------------------------------------------------------------------------------------------

INCOME (LOSS) FROM CONTINUING OPERATIONS                                     6,142                   1,300                 (2,023)

LOSS FROM DISCONTINUED OPERATIONS (NOTE 2)                                     (27)                   (879)                  (470)
-----------------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS) FOR THE YEAR                                               6,115                     421                 (2,493)
===================================================================================================================================

NET INCOME (LOSS) PER SHARE

CONTINUING OPERATIONS
    Basic                                                                     0.36                    0.07                  (0.12)
    Diluted                                                                   0.35                    0.07                  (0.12)

DISCONTINUED OPERATIONS

    Basic                                                                        -                   (0.05)                  (0.03)

    Diluted                                                                      -                   (0.05)                  (0.03)

NET INCOME (LOSS) PER SHARE
    Basic                                                                     0.36                    0.02                   (0.15)
    Diluted                                                                   0.35                    0.02                   (0.15)
-----------------------------------------------------------------------------------------------------------------------------------

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
    Basic                                                               17,187,720              17,178,696              17,172,373
    Diluted                                                             17,605,599              17,233,326              17,271,361
-----------------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these Financial Statements.

CE FRANKLIN LTD.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31
-----------------------------------------------------------------------------------------------------------------------------

(in thousands of Canadian dollars)                                                               2004        2003        2002
-----------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Income (loss) from continuing operations                                                        6,142       1,300      (2,023)
ITEMS NOT AFFECTING CASH
    Amortization                                                                                4,328       4,130       3,959
    Gain on disposal of property and equipment                                                     (6)       (223)       (122)
    Future income tax recovery                                                                   (801)       (968)       (737)
    Increase in inventory write-downs                                                           1,528         450           4
    Stock options granted (NOTE 9)                                                                256          36           -
-----------------------------------------------------------------------------------------------------------------------------
                                                                                               11,447       4,725       1,081
Net change in non-cash working capital balances related to
    operations (note 11)                                                                      (24,232)       (676)     (3,215)
-----------------------------------------------------------------------------------------------------------------------------
Net cash flow from continuing operations                                                      (12,785)      4,049      (2,134)
Net cash flow from discontinued operations (NOTE 2)                                               (26)        560      (1,136)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                              (12,811)      4,609      (3,270)
-----------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
    Issuance of capital stock                                                                      67           -          82
    Increase in bank operating loan                                                             2,772       1,868       5,200
    Increase (decrease) in bank overdraft                                                       5,270      (1,166)       (533)
    Decrease in obligations under capital lease                                                  (327)       (343)       (269)
-----------------------------------------------------------------------------------------------------------------------------
    Net cash flow from continuing operations                                                    7,782         359       4,480
    Net cash flow from discontinued operations (NOTE 2)                                             -          18        (155)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                7,782         377       4,325
-----------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
    Purchase of property and equipment                                                           (861)       (581)     (1,230)
    Proceeds on disposal of property and equipment                                                 50         247         179
    Proceeds on sale of compression operations (NOTE 2)                                           961         538           -
    Other                                                                                           -        (300)          -
-----------------------------------------------------------------------------------------------------------------------------
    Net cash flow from continuing operations                                                      150         (96)     (1,051)
    Net cash flow from discontinued operations (NOTE 2)                                            (2)         (9)         (4)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                  148        (105)     (1,055)
-----------------------------------------------------------------------------------------------------------------------------

CHANGE IN CASH AND CASH EQUIVALENTS DURING THE YEAR                                            (4,881)      4,881           -

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR                                                   4,881           -           -
-----------------------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS - END OF YEAR                                                             -       4,881           -
=============================================================================================================================

CASH PAID DURING THE YEAR
    Interest on bank operating loan                                                             1,419       1,077       1,046
    Interest on obligations under capital lease                                                    50          36          53
    Income taxes                                                                                3,249         356         247
-----------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these Financial Statements.

CE FRANKLIN LTD.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 AND 2002
--------------------------------------------------------------------------------
(tabular amounts in thousands of Canadian dollars except share and per share amounts)

1.   ACCOUNTING POLICIES

     GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     The Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada. These principles differ in certain respects from accounting principles generally accepted in the United States ("U.S."). The material differences that affect the Company's Financial Statements are described in note 17.

     Certain comparative figures have been reclassified to conform with the current year's presentation.

     USE OF ESTIMATES

     The preparation of Financial Statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the Financial Statements and the reported amounts of sales and expenses during the reporting periods.

     Management believes the most significant estimates and assumptions are associated with the valuation of accounts receivable, inventories and goodwill. If the underlying estimates and assumptions, upon which the Financial Statements are based, change in future periods, actual amounts may differ from those included in the accompanying Financial Statements.

     BASIS OF PRESENTATION

     On March 31, 2004, the Company sold its remaining 50% interest in its small horsepower compression operations to its joint venture partner for cash proceeds of $961,000 (see note 2).

     On January 31, 2003 the Company transferred the property and equipment and operations of its small horsepower compression operations into a wholly owned subsidiary. Subsequently, a 50% interest in this subsidiary was sold for cash proceeds of $538,000.

     On February 1, 2002, the Company amalgamated with its wholly owned subsidiary CEF Technologies Ltd.

     ALLOWANCE FOR DOUBTFUL ACCOUNTS

     The Company maintains an allowance for doubtful accounts to provide for receivables which may ultimately be uncollectible. Reserves are determined in light of a number of factors including customer specific conditions, economic events and the Company's historical loss experience.

     INVENTORIES

     Inventories, consisting primarily of goods purchased and held for resale, are valued at the lower of average cost or net realizable value.

     FOREIGN CURRENCY TRANSLATION

     Monetary assets and liabilities are translated into Canadian dollars at year-end exchange rates and gains or losses from translation are recognized in the Statements of Operations. Sales and expenses are translated at the exchange rate prevailing on the date the transaction occurs.

     HEDGING RELATIONSHIPS

     Effective January 1, 2004, the Company adopted, prospectively, the new accounting guideline relating to hedging relationships. In the normal course of business, the Company enters into foreign currency forward exchange contracts with financial institutions to fix the value of liabilities or future commitments. These foreign currency exchange contracts are not designated as hedges for accounting purposes. The value of the contract is marked to market and the change in value is recognized in the Statements of Operations.

CE FRANKLIN LTD.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 AND 2002
--------------------------------------------------------------------------------
(tabular amounts in thousands of Canadian dollars except share and per share amounts)

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

     Assets held under capital lease are amortized by the straight-line method over the term of the lease or the estimated useful life of the assets; whichever is shorter.

     The Company reviews property and equipment for impairment, whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If an evaluation is required, the estimated undiscounted future cash flows associated with the asset will be compared to the asset's carrying amount to determine if an impairment exists.

     GOODWILL AND OTHER INTANGIBLES

     Goodwill represents the excess of the purchase price over the fair value of net assets acquired related to the acquisition. Effective January 1, 2002, the Company adopted the new accounting standard relating to goodwill and other intangible assets. The new standard requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, and are tested annually for a permanent impairment, or when events and circumstances indicate that there might be an impairment. As a result of adopting this standard, the Company determined that $415,000 of its goodwill ($375,000 after tax) was impaired, and in accordance with the new standard, applied the $375,000 impairment to retained earnings as at January 1, 2002.

     REVENUE RECOGNITION

     The Company's revenue, which is comprised of product sales, is generally subject to contractual arrangements, which specify price and general terms and conditions. The Company recognizes product sales when title and the related risk of loss transfers to the customers.

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

CE FRANKLIN LTD.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 AND 2002
--------------------------------------------------------------------------------
(tabular amounts in thousands of Canadian dollars except share and per share amounts)

     STOCK OPTIONS

     The Company operates a stock option plan that is described in note 9b. As of January 1, 2003 the Company adopted prospectively, the fair value method of accounting for common share options granted. Under this method, the Company recognizes a compensation expense based on the fair value of the options on the date of grant which is determined by using the Black-Scholes options pricing model. The fair value of the options is recognized over the vesting period of the options granted as compensation expense and contributed surplus. The contributed surplus balance is reduced as options are exercised and the amount initially recorded for the options in contributed surplus is credited to capital stock.

     In accordance with the transitionary provisions of this new accounting pronouncement, no compensation expense is recorded for stock options awarded prior to January 1, 2003 and the Company has continued to apply the intrinsic method of accounting for stock options granted (see note 9b). The consideration paid by option holders on the exercise of these options is and will be credited to capital stock.

2.   DISCONTINUED OPERATIONS

     On March 31, 2004, the Company sold its 50% interest in its small horsepower compression operations to its joint venture partner for cash proceeds of $961,000. No gain or loss on disposition resulted from the transaction. The proceeds from this transaction were used to reduce the Company's bank operating loan. The results of discontinued operations for the years ended December 31 were as follows:

FOR THE YEAR ENDED DECEMBER 31                                 2004                2003               2002
-----------------------------------------------------------------------------------------------------------

Sales                                                           444               2,432              6,201
Loss before interest and taxes                                  (49)             (1,173)              (578)
Interest expense                                                (14)               (158)              (197)
Income tax recovery                                              36                 452                305
-----------------------------------------------------------------------------------------------------------
Loss for the year                                               (27)               (879)              (470)
-----------------------------------------------------------------------------------------------------------


Total assets                                                      -               1,623              4,770

Total liabilities                                                 -                 663              1,143
-----------------------------------------------------------------------------------------------------------


3.   ACCOUNTS RECEIVABLE

AS AT DECEMBER 31                                              2004                      2003
----------------------------------------------------------------------------------------------

Trade                                                        63,017                    44,178
Allowance for doubtful accounts                                (544)                     (363)
----------------------------------------------------------------------------------------------
                                                             62,473                    43,815
Due from related party (note 12)                              1,840                         -
Other                                                         2,260                     2,028
----------------------------------------------------------------------------------------------
                                                             66,573                    45,843
==============================================================================================


A)   CONCENTRATION OF CREDIT RISK

     The majority of the Company's sales are generated from customers in the energy sector, which includes major multi-national and independent oil companies, pipeline companies and contract drilling companies operating in Canada.

     The Company's sales are derived principally from uncollateralized customer sales. The significant energy industry concentration in Canada has the potential to impact the Company's exposure to credit risk, either positively or negatively, because customers may be similarly affected by changes in economic or other conditions. The creditworthiness of the Company's customer base is strong, with limited credit losses experienced on such accounts receivable.

CE FRANKLIN LTD.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 AND 2002
--------------------------------------------------------------------------------
(tabular amounts in thousands of Canadian dollars except share and per share amounts)

4.   PROPERTY AND EQUIPMENT


AS AT DECEMBER 31, 2004                                             COST              ACCUMULATED                    NET
                                                                                     AMORTIZATION
-------------------------------------------------------------------------------------------------------------------------

Land, buildings and leasehold improvements                         4,195                    2,872                  1,323
Computer equipment and software                                   21,779                   17,890                  3,889
Equipment and machinery                                            3,401                    2,708                    693
Furniture and office equipment                                     1,575                    1,383                    192

Automotive equipment                                                  40                       40                      -
-------------------------------------------------------------------------------------------------------------------------
                                                                  30,990                   24,893                  6,097
=========================================================================================================================


As at December 31, 2003                            Cost                Accumulated                       Net
                                                                      Amortization
------------------------------------------------------------------------------------------------------------

Land, buildings and leasehold improvements        3,815                      2,619                     1,196
Computer equipment and software                  21,801                     15,468                     6,333
Equipment and machinery                           2,884                      2,281                       603
Furniture and office equipment                    1,656                      1,509                       147
Automotive equipment                                 40                         40                         -
------------------------------------------------------------------------------------------------------------
                                                 30,196                     21,917                     8,279
------------------------------------------------------------------------------------------------------------

     Included in computer equipment and software at December 31, 2004 is leased computer equipment with a cost of $962,000 (2003 - $1,302,000) and related accumulated amortization of $193,000 (2003 - $844,000).

5.   BANK OPERATING LOAN

     The Company has a demand bank operating loan in the amount of $40.0 million (2003 - $35.0 million). Amounts drawn against this facility bear interest at prime plus 0.875% (2003 - prime plus 1.0%). The prime rate as at December 31, 2004 was 4.25% (2003 - 4.5%). The weighted average interest rate as at December 31, 2004 was 5.15% (2003 - 5.64%). On December 22, 2004, the Company negotiated a $10.0 million temporary increase to the bank operating loan which will be used to finance the anticipated increase in activity levels during the first quarter of 2005. The additional $10.0 million loan bears interest at prime plus 1.25% and is subject to the borrowing base formula described below. This increase expires April 30, 2005. The maximum amount available under this facility is subject to a borrowing base formula applied to accounts receivable and inventories. As at December 31, 2004, the maximum available under this facility, based on the borrowing base formula, was $50.0 million (2003 - $35.0 million).

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

CE FRANKLIN LTD.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 AND 2002
--------------------------------------------------------------------------------
(tabular amounts in thousands of Canadian dollars except share and per share amounts)

6.   ACCRUED LIABILITIES

AS AT DECEMBER 31                                         2004          2003
-----------------------------------------------------------------------------

Trade                                                   16,560        11,282
Employee performance incentives                          3,343           383
Income taxes payable                                     3,074         1,555
Other                                                    6,233         2,848
-----------------------------------------------------------------------------
                                                        29,210        16,068
=============================================================================

7.       OBLIGATIONS UNDER CAPITAL LEASE

The capital leases are payable in equal monthly installments of $24,000 including principal and interest at various rates of up to 8% (2003 - 7%). The leases are collateralized by the underlying assets and expire between March 2005 and June 2009.

Principal repayments of obligations under capital lease are as follows:

Year ending December 31
-------------------------------------------------------------------------
2005                                                                 220
2006                                                                 200
2007                                                                 157
2008                                                                 165
2009                                                                  88
-------------------------------------------------------------------------
                                                                     830
=========================================================================

8.       INCOME TAXES

     a) Reconciliation of the income tax provision

         The difference between the income tax provision recorded and the provision obtained by applying the combined federal and provincial statutory rates is as follows:


For the Years Ended December 31                            2004          %          2003             %           2002         %
--------------------------------------------------------------------------------------------------------------------------------

Income (loss) before income taxes                        10,145                    2,794                       (3,133)
--------------------------------------------------------------------------------------------------------------------------------
Income taxes (recovery) calculated at expected rates      3,510       34.6         1,037          37.1         (1,241)    (39.6)
Non-deductible items                                        290        2.9           168           6.0            156       5.0
Difference in tax rates                                     (19)      (0.2)           22           0.8           (116)     (3.7)
Capital and large corporations taxes                         61        0.6           145           5.2            211       6.7
Losses not previously recognized                              -          -             -             -           (139)     (4.4)
Other                                                       161        1.6           122           4.4             19       0.6
--------------------------------------------------------------------------------------------------------------------------------
                                                          4,003       39.5         1,494          53.5         (1,110)    (35.4)
================================================================================================================================

CE FRANKLIN LTD.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 AND 2002
--------------------------------------------------------------------------------
(tabular amounts in thousands of Canadian dollars except share and per share amounts)

b) Significant components of future income tax assets and liabilities are as follows:

AS AT DECEMBER 31                                   2004                  2003
------------------------------------------------------------------------------
Assets
Financing charges                                    109                   113
Other                                                135                   138
------------------------------------------------------------------------------
                                                     244                   251
------------------------------------------------------------------------------
LIABILITIES
Property and equipment                               303                   920
Goodwill and other                                   553                   639
Other                                                  -                   105
------------------------------------------------------------------------------
                                                     856                 1,664
------------------------------------------------------------------------------
NET FUTURE INCOME TAX LIABILITY                      612                 1,413
==============================================================================

9.       CAPITAL STOCK

a) The Company has authorized an unlimited number of common shares with no par value.

b) The Board of Directors may grant options to substantially all employees, officers and directors to purchase up to 2,240,925 common shares. The exercise period and the vesting schedule after the grant date are not to exceed 10 years and are to be established by the Compensation Committee of the Board of Directors.

     Option activity for each of the years ended December 31 was as follows:

                                                       2004                     2003                                2002
                                        --------------------------------------------------------------------------------------------
                                                         WEIGHTED                       Weighted                         Weighted
                                                          AVERAGE                        Average                          Average
                                                         EXERCISE                       Eexercise                        Eexercise
                                          NUMBER OF     PRICE PER        Number of     Price Per     Number of          Price Per
                                            OPTIONS         SHARE          Options         Share       Options              Share
                                        --------------------------------------------------------------------------------------------

Outstanding - beginning of year          1,750,439           3.95        1,494,917          4.83     1,123,164               6.43
Granted                                          -              -          540,235          2.74       876,951               3.48
Exercised                                  (16,238)          4.09                -             -       (20,605)              4.40
Cancelled or expired                      (107,500)          4.73         (284,713)         6.32      (484,593)              6.11
---------------------------------------------------------------------------------------------------------------------------------
Outstanding - end of year                1,626,701           3.88        1,750,439          3.95     1,494,917               4.83
---------------------------------------------------------------------------------------------------------------------------------
Exercisable - end of year                1,021,169           4.38          639,987          5.13       470,056               6.61
==================================================================================================================================

CE FRANKLIN LTD.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 AND 2002
--------------------------------------------------------------------------------
(tabular amounts in thousands of Canadian dollars except share and per share amounts)

         As at December 31, 2004 the following stock options were outstanding:

                                           OUTSTANDING STOCK OPTIONS
----------------------------------------------------------------------------------------------------------------------
                                                                   WEIGHTED AVERAGE
Exercise price             NUMBER                        REMAINING CONTRACTUAL LIFE         EXERCISABLE STOCK OPTIONS
----------------------------------------------------------------------------------------------------------------------
$2.70                     499,277                                        8.95 years                           166,426
$3.28                      24,500                                        6.63 years                            24,500
$3.30                     139,458                                        7.34 years                            79,819
$3.49                     350,176                                        7.95 years                           233,451
$3.50                     278,953                                        7.00 years                           185,969
$4.00                      10,000                                        7.17 years                             6,667
$6.05                     188,053                                        1.13 years                           188,053
$7.50                     110,284                                        0.13 years                           110,284
$8.50                      26,000                                        0.40 years                            26,000
----------------------------------------------------------------------------------------------------------------------
                        1,626,701                                        6.58 years                         1,021,169
----------------------------------------------------------------------------------------------------------------------

     The fair value of common share options granted in late December 2003 was $783,500. This amount will be amortized over three years which is the current vesting period for these options. The compensation expense recorded in 2004 was $256,000 (2003 - $36,000). The fair value of common share options granted is estimated as at the grant date using the Black-Scholes option-pricing model, using the following assumptions:

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

                                                                           2004             2003            2002
--------------------------------------------------------------------------------------------------------------------
Net income (loss)
   As reported                                                               6,115              421          (2,493)
  Compensation expense                                                        798              843             364
--------------------------------------------------------------------------------------------------------------------
  Proforma                                                                  5,317             (422)         (2,857)
====================================================================================================================

NET INCOME (LOSS) PER SHARE
BASIC
  As reported                                                                0.36             0.02           (0.15)
  Proforma                                                                   0.31            (0.02)          (0.17)
DILUTED
  As reported                                                                0.35             0.02           (0.15)
  Proforma                                                                   0.30            (0.02)          (0.17)
--------------------------------------------------------------------------------------------------------------------

CE FRANKLIN LTD.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 AND 2002
--------------------------------------------------------------------------------
(tabular amounts in thousands of Canadian dollars except share and per share amounts)

10.  SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     Selling, general and administrative expenses include the following amounts:

FOR THE YEARS ENDED DECEMBER 31                  2004          2003      2002
------------------------------------------------------------------------------

Bad debt expense                                  244           266       688
Rental expense                                  3,746         3,646     3,773
------------------------------------------------------------------------------

NET CHANGE IN NON-CASH WORKING CAPITAL BALANCES RELATED TO OPERATIONS

 FOR THE YEARS ENDED DECEMBER 31              2004         2003          2002
------------------------------------------------------------------------------
  Accounts receivable                      (20,730)      (8,462)        1,695
  Inventories                              (18,364)     (10,152)        9,696
  Other current assets                         335          449          (841)
  Accounts payable                           1,385       11,467        (8,368)
  Accrued liabilities                       13,142        6,022        (5,397)
------------------------------------------------------------------------------
                                           (24,232)        (676)       (3,215)
------------------------------------------------------------------------------

12.  RELATED PARTIES

     During the year, the Company purchased inventory from its principal shareholder, who owns 55.1% of the outstanding common shares, at commercial rates. Included in inventory at December 31, 2004 is $3,185,000 (2003 - $2,739,000) of inventory purchased from its principal shareholder. Cost of sales includes $6,427,000 (2003 - $6,612,000; 2002 - $5,960,000) of
     inventory purchased from its principal shareholder. Accounts payable and accrued liabilities include $930,000 (2003 - $1,010,000) owing to its principal shareholder. Transactions with related parties are in the normal course of business and are recorded at the exchange amount. Accounts payable and accrued liabilities are non-interest bearing and are payable within commercial supplier payment terms. As at December 31, 2004 accounts receivables include $1,840,000 owing from its principal shareholder (2003 - nil) which relates to acquisition costs incurred by the Company that will be reimbursed by the principal shareholder (see note 18).

13.  COMMITMENTS AND CONTINGENCIES

     a) The Company leases certain office, warehouse and store facilities and automobiles under long-term operating leases. Commitments for such non-cancellable operating leases for the next five years are as follows:

Year ending December 31,           2005                                 3,215
                                   2006                                 2,325
                                   2007                                 2,019
                                   2008                                 1,216
                                   2009                                 1,222
                                   Thereafter                           5,351
------------------------------------------------------------------------------
                                                                       15,348
==============================================================================

     b) As at December 31, 2004 the Company had issued letters of credit to procure inventory, in the normal course of business, in the amount of $4,683,000.

     c) The Company is involved in various lawsuits, the losses from which, if any, are not anticipated to be material to the Financial Statements.

CE FRANKLIN LTD.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 AND 2002
--------------------------------------------------------------------------------
(tabular amounts in thousands of Canadian dollars except share and per share amounts)

14.  FINANCIAL INSTRUMENTS

     The Company's financial instruments recognized in the Balance Sheets consist of cash, accounts receivable, bank overdraft, accounts payable, accrued liabilities, bank operating loan and obligations under capital lease. The fair values of these recognized financial instruments, excluding the bank operating loan and obligations under capital lease, approximate their carrying amounts due to the short-term maturity of these instruments. At December 31, 2004 the fair value of the bank operating loan and obligations under capital lease approximated their carrying values since the cost of the Company's borrowing approximated the current market rate of such borrowings.

     From time to time the Company enters into foreign exchange forward contracts to fix the value of its liabilities and future commitments. No contracts were outstanding as of December 31, 2004.

15.  ECONOMIC DEPENDENCY

     In respect of the Company's sales, 12% (2003 - 14%; 2002 - 13%) is derived from sales to one customer.

     In respect of the Company's suppliers, 22% (2003 - 20%; 2002 - 30%) of the Company's sales is derived from the sale of oilfield tubular goods, where the majority of these products are purchased from one supplier.

16.  DEFINED CONTRIBUTION PENSION PLAN

     The Company has a defined contribution pension plan for eligible employees and contributes amounts based on employee salaries to a maximum of 5% (3% in 2003 and 2002) and the amount deductible under the Income Tax Act, to the individuals' registered retirement savings plans. Contributions in respect of this plan incurred during the year were $322,000 (2003 - $216,000; 2002 - $66,000).

17. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

     These Financial Statements have been prepared in accordance with Canadian GAAP. The Company's accounting policies are consistent with U.S. GAAP with the following exceptions:

     A)   STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31                                           2004             2003             2002
-----------------------------------------------------------------------------------------------------------------
Net income (loss) for the year under Canadian GAAP                       6,115              421           (2,493)
Effect of change in accounting for goodwill (i)                              -                -             (375)
-----------------------------------------------------------------------------------------------------------------
Net income (loss) for the year under U.S. GAAP                           6,115              421           (2,868)
=================================================================================================================

EARNINGS (LOSS) PER SHARE (U.S. GAAP)
CONTINUING OPERATIONS
Basic                                                                     0.36             0.07            (0.14)
Diluted                                                                   0.35             0.07            (0.14)
NET INCOME (LOSS)
Basic                                                                     0.36             0.02            (0.17)
Diluted                                                                   0.35             0.02            (0.17)
-----------------------------------------------------------------------------------------------------------------


     i) Under Canadian GAAP, the transitional impairment of goodwill, net of tax, is recorded as a charge to opening retained earnings, whereas under U.S. GAAP, the transitional impairment of goodwill, net of tax, is recorded as a charge to net income.

CE FRANKLIN LTD.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 AND 2002
--------------------------------------------------------------------------------
(tabular amounts in thousands of Canadian dollars except share and per share amounts)

B)   STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

     The reconciliation of the changes in shareholders' equity from Canadian to U.S. GAAP is as follows:

AS AT DECEMBER 31                                                         2004             2003            2002
----------------------------------------------------------------------------------------------------------------
Shareholders' equity under Canadian GAAP                                54,066           47,628          47,171
Restructuring provision adjustment (ii)                                   (324)            (324)           (324)
Benefit of deferred tax assets applied to goodwill (iii)                (1,058)          (1,058)         (1,058)
----------------------------------------------------------------------------------------------------------------
Shareholders' equity under U.S. GAAP                                    52,684           46,246          45,789
================================================================================================================

ii) The restructuring provision adjustment relates to a 1995 transaction where $379,386 in restructuring expenditures were recorded in the purchase equation as goodwill under Canadian GAAP but were recorded in the statement of operations for U.S. GAAP.

iii) In 1996, the Company realized the benefit of certain deferred tax assets on which a 100% valuation provision had been recorded in 1995. This benefit was recorded as a reduction of goodwill for U.S. GAAP.

C)   BALANCE SHEETS

     The following table indicates the restated amounts for the items in the Balance Sheets of the company that would be affected had the Financial Statements been prepared in accordance with U.S. GAAP.

AS AT DECEMBER 31                                       2004             2003
------------------------------------------------------------------------------

Goodwill (b)(ii) and (b)(iii)                          6,383            6,383
Retained earnings (b)(ii) and (b)(iii)                19,491           13,376
------------------------------------------------------------------------------

D)   STATEMENTS OF CASH FLOWS

     Under U.S. GAAP, the disclosure of total cash flows from operating activities prior to changes in non-cash working capital balances related to operations is not permitted.

18. NON-BINDING LETTER OF INTENT

     On July 8, 2004 the Company announced that it had entered into a non-binding letter of intent with Smith International, Inc. ("Smith") to acquire all the common stock of Wilson International, Inc., a wholly owned subsidiary of Smith, in exchange for common shares of CE Franklin to be issued from treasury. This transaction is considered to be a related party transaction by virtue of Smith's current 55.1% shareholdings in CE Franklin and is subject to the approval of a majority of CE Franklin's shareholders, excluding Smith.

CE FRANKLIN LTD.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 AND 2002
--------------------------------------------------------------------------------
(tabular amounts in thousands of Canadian dollars except share and per share amounts)

ITEM 19.      EXHIBITS

The following exhibits are filed as part of this report on Form 20-F and are incorporated by reference:

1.1 Certificate and Articles of Amalgamation as amended, incorporated herein by reference to Exhibit 3.1 to the Company's Registration Statement on Form F-1, as amended (33-68944).

1.2 Bylaws incorporated herein by reference to Exhibit 3.2 to the Company's Registration Statement on Form F-1, as amended (33-68944).

12.1 Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

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


                                               /s/ Salvatore Secreti
                                               ---------------------
                                               Name:  Salvatore Secreti
                                               Title:  Vice President and
                                                       Chief Financial Officer