Form 20-F
period 2005-12-31
CE FRANKLIN LTD
filed 2006-03-31
CIK 912151

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[  ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[  ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________

Commission file number 1-12570

OR

[  ]

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report…………………………..

For the transition period from ________________ to ________________

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

Indicate the number of outstanding shares of each of the Company’s classes of capital or common shares as of the close of the period covered by the annual report.

As of December 31, 2005, there were 17,804,554 shares of common shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [  ]

No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes [  ]

No [X]

Note – checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]

No [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer [  ] Accelerated filer  [X] Non-accelerated  [  ]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [  ]

Item 18 [X]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [  ]

No [X]

PART I

Item 1:

Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2:

Offer Statistics and Expected Timetable

Not applicable.

Item 3:

Key Information

A.

Selected financial data

The selected financial data presented below for the five years ended December 31, 2005 is derived from CE Franklin Ltd. (“CE Franklin” or the “Company”) financial statements that were examined by the Company's independent auditors.  The information set forth below should be read in conjunction with the financial statements of CE Franklin (including notes thereto) included under Item 18 and "Operating and Financial Review and Prospects" included under Item 5.  The selected financial data presented below is presented in Canadian dollars and in accordance with Canadian generally accepted accounting principles or (Canadian GAAP).

		As at and for the Year Ended December 31
CANADIAN GAAP	2005	2004	2003	2002	2001
	(in millions of Cdn. dollars except percentages, shares and per share data)
Statements of Operations:
Sales	482.4	338.7	257.1	255.1	371.1
Gross Profit	91.3	60.2	43.6	35.0	42.0
% of sales	18.9	17.8	16.9	13.7	11.3
Income (loss) from continuing operations	18.9	6.1	1.3	(2.0)	(1.1)
Income (loss) from discontinued operations	-	(0.0)	(0.9)	(0.5)	1.7
Net Income (loss)	18.9	6.1	0.4	(2.5)	0.6
% of Sales	3.9	1.8	0.2	(1.0)	0.2
Net income (loss) per share from continuing
operations
Basic	1.09	0.36	0.07	(0.12)	(0.06)
Diluted	1.01	0.35	0.07	(0.12)	(0.06)
Net income (loss) per share
Basic	1.09	0.36	0.02	(0.15)	0.04
Diluted	1.01	0.35	0.02	(0.15)	0.04
Balance Sheets:
Total Assets	192.5	145.5	117.6	99.5	112.9
Capital Stock	21.9	19.3	19.3	19.3	19.2
Shareholders' Equity	75.9	54.1	47.6	47.2	50.0
Number of Shares Outstanding	17,804,554	17,194,934	17,178,696	17,178,696	17,158,091
Dividends Declared	nil	nil	nil	nil	nil

Net income (loss), shareholders’ equity, and other balance sheet amounts as determined in accordance with Canadian GAAP differ from those determined in accordance with United States generally accepted accounting principles (“U.S. GAAP”), due principally to the recording of certain restructuring expenditures such as goodwill, the realization of certain deferred tax benefits, the change in tax rates and the transitional provision in 2002 with respect to impairment of goodwill.  Under U.S. GAAP, the restructuring expenditures, the change in tax rates and the transitional provision with respect to goodwill would have been recorded in the statement of operations and the benefit of the deferred tax assets would have been recorded as a reduction of goodwill.  See Note 17 to the December 31, 2005 financial statements included under Item 18.

AMOUNTS IN ACCORDANCE WITH U.S. GAAP

		As at and for the Year Ended December 31
	2005	2004	2003	2002	2001
		(in millions of Cdn. dollars except per share data)
Net Income (loss)	18.9	6.1	0.4	(2.9)	1.3
Net Income (loss) Per Share
Basic earnings per share
Continuing operations	1.09	0.36	0.07	(0.14)	(0.02)
Net income (loss)	1.09	0.36	0.02	(0.17)	0.08
Diluted earnings per share
Continuing operations	1.01	0.35	0.07	(0.14)	(0.02)
Net income (loss)	1.01	0.35	0.02	(0.17)	0.08
Total Assets	191.1	144.1	116.3	98.2	111.5
Shareholders' Equity	74.6	52.7	46.2	45.8	48.6

All dollar amounts set forth in the Annual Report on Form 20-F are in Canadian dollars, except where otherwise indicated.  The following tables set forth (i) the closing exchange rate at the end of the period, the average exchange rate during the period based on the closing exchange rate on the last day of each month and the high and low closing exchange rates based on the closing exchange rate on the last day of each month, (ii) the closing exchange rate at the end of each period, the average exchange rate during the period and the high and low exchange rates based on the closing exchange rate for each day during the month and (iii) the closing exchange rate for the day.  The rates used are based on Bank of Canada foreign exchange rates.

(i)

		Year Ended December 31,
	2005	2004	2003	2002	2001
Rate at end of period	0.8598	0.8319	0.7713	0.6339	0.6278
Average rate during period	0.8271	0.7716	0.7195	0.6376	0.6448
High	0.8601	0.8432	0.7713	0.6595	0.6672
Low	0.7946	0.7288	0.6572	0.6242	0.6278

(ii)

	2006			2005
	February	January	December	November	October	September
Rate at end of period	0.8798	0.8780	0.8598	0.8570	0.8466	0.8601
Average rate during period	0.8704	0.8645	0.8612	0.8468	0.8491	0.8493
High	0.8798	0.8780	0.8682	0.8570	0.8586	0.8601
Low	0.8633	0.8543	0.8524	0.8377	0.8416	0.8412

(iii) On March 22, 2006, the closing rate in Canadian dollars was US $0.8576 = Cdn. $1.00.

B.

Capitalization and indebtedness

Not applicable.

C.

Reasons for the offer and use of proceeds

Not applicable.

D.

Risk factors

In addition to the information set forth elsewhere in this Form 20-F, the following factors should be carefully considered when evaluating CE Franklin.

Fluctuations in oil and gas prices could affect the demand for CE Franklin’s products and services and, therefore, CE Franklin’s sales, cash flows and profitability.  CE Franklin’s operations are materially dependent upon the level of activity in oil and gas exploration, development and production.  Both short-term and long-term trends in oil and gas prices affect the level of such activity.  Oil and gas prices and, therefore, the level of drilling, exploration and production activity can be volatile.  Factors that can cause price fluctuations include:

•

relatively minor changes in, or threats to, the worldwide supply of and demand for oil and natural gas;

•

the ability of the members of the Organization of Petroleum Exporting Countries (“OPEC”) to maintain price stability through voluntary production limits;

•

the level of production by non-OPEC countries;

•

North American demand for gas;

•

the movement of the Canadian dollar relative to its U.S. counterpart (crude oil and natural gas exports are traded in U.S. dollars);

•

general economic and political conditions in North America and worldwide; and

•

the presence or absence of drilling incentives such as Canadian provincial royalty holidays, fluctuation in the value of the Canadian dollar, availability of new leases and concessions and government regulations regarding, among other things, export controls, environmental protection, taxation, price controls and product allocation.

CE Franklin believes that any prolonged reduction in oil and gas prices would depress the level of exploration and production activity.  This would likely result in a corresponding decline in the demand for CE Franklin’s products and services and could have a material adverse effect on CE Franklin’s sales, cash flows and profitability.  There can be no assurances as to the future level of demand for CE Franklin’s products and services or future conditions in the oil and gas and oilfield supply industries.

Adverse weather conditions could temporarily decrease the demand for CE Franklin’s products and services.  CE Franklin’s financial performance is tied closely to the seasonality of drilling activity.  Higher drilling activity in Canada is generally experienced in the winter months.  In the spring and early summer, drilling activity slows due to the difficulty in moving equipment during the spring thaws.  To the extent that unseasonable weather conditions such as excessive rain or unusually warm winters affect the ability of CE Franklin’s customers to access their oil and gas wells, then the demand for CE Franklin’s products and services would temporarily decrease and the Company’s sales, cash flows and profitability would be adversely affected.

CE Franklin operates in a highly competitive industry, which may adversely affect CE Franklin’s sales, cash flows and profitability.  The Canadian oilfield supply industry in which CE Franklin operates is very competitive.  The Company believes that its future profitability is partially influenced by competitive factors beyond its control, including:

•

the ability of some customers to purchase pipe, valves, flanges, fittings, production equipment, tubular products and other general oilfield supplies directly from the manufacturer rather than from the Company;

•

the ability of new brokers and distributors to enter the market if the oil and gas industry were to experience significant growth;

•

price competition among major supply companies;

•

cost of goods being subject to rising or declining commodity prices, such as the price of steel, and the inability of CE Franklin to pass these price increases on to customers, or the risk CE Franklin may have higher-cost inventory during declining commodity prices resulting in a deterioration in gross profit margins.

CE Franklin and its largest competitors generally operate at low profit margins due to price competition.  Price competition is due in part to customer price pressure, in addition to the major supply companies competing for the same business.

The loss of CE Franklin’s major supplier for tubular products could adversely affect the Company’s sales and gross profit.  A portion of CE Franklin’s business is the sale of tubular products that are primarily obtained from one supplier.  Although the Company believes that it has historically had and continues to have a good relationship with its supplier, there can be no assurance that such relationship will continue.  In the event the Company is unable to source tubular products from its existing supplier, then CE Franklin would need to search for an alternate supplier of these goods.  There can be no assurance that a suitable alternate supplier for such goods would be found.

Labour shortages could adversely affect the Company’s ability to service its customers.  The Company faces the challenge of attracting and retaining workers to meet any increase in demand for its products and services.  In a highly competitive market for employees, the Company may experience periods of high employee turnover that could result in higher training costs or reduced levels of service to customers.  This could result in increased costs or the loss of customers and market share.

During periods of high demand for products and services, the Company may experience product shortages.  The frequency and duration of the shortages may impact the financial performance of the Company.  Product shortages may impact profit margins or could result in the loss of customers.

The Company is exposed to market risks from changes in the Canadian prime interest rate and foreign exchange rates with respect to the Canadian dollar and the U.S. dollar for products it purchases outside Canada.  The Company may enter into foreign currency forward exchange contracts and interest rate contracts to hedge the risks associated with foreign currency and interest rate fluctuations.  Gain or losses with respect to such hedge contracts may materially affect net income.

The majority of the Company’s sales are generated from customers in the energy sector.  This includes major multinational and independent oil companies, pipeline companies and contract drilling companies operating in Canada.  In addition, for the year ended December 31, 2005 11% of sales (2004 – 12%; 2003 – 14%) were derived from sales to one customer.  No other customer accounted for more than 10% of the Company’s sales.

The Company may experience a financial loss if its significant customers fail to pay CE Franklin for its products or services.  The Company’s ability to collect the proceeds from the sale of its products and services from its customers depends on the payment ability of its customer base, which includes a significant customer who constitutes 11% of its annual sales. If this customer fails to pay CE Franklin for any reason, the Company could experience a material loss.

Significant downtime at the Company’s 100,000 square foot centralized distribution centre located in Edmonton, Alberta could materially impact net income and cash flow from operations.  The Company operates a hub and spoke distribution model with the distribution centre strategically located within reasonable proximity to a majority of its vendors.  In addition, the distribution centre acts as a hub for its 41 branches.  Significant downtime at this facility would impact the Company’s gross profit margins net income and cash flow from operations.

A substantial portion of the Company’s sales to customers will depend on written contracts that are cancelable at any time, or will be based on verbal agreements.  The key factors which will determine whether a customer will continue to use the Company are pricing, service quality and availability, strategically located service centers and technical knowledge and experience.  There can be no assurance that the Company’s relationships with its customers will continue, and a significant reduction or total loss of business from these customers, if not offset by increased sales to new or existing customers, could have a material adverse effect on the Company’s net income or cash flow from operations.

If the Company is unable to successfully address potential material weakness in its internal controls, or any other control deficiencies, its ability to report its financial results on a timely and accurate basis and to comply with disclosure and other requirements may be adversely affected.  The Company is not currently required to comply with Section 404 of the Sarbanes-Oxley Act of 2002, and are therefore not required to make an assessment of the effectiveness of its internal controls over financial reporting for that purpose. A material weakness is defined as a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

CE Franklin will continue to monitor the effectiveness of these and other processes, procedures and controls and will make any further changes management determines appropriate, including to effect compliance with Section 404 of the Sarbanes-Oxley Act of 2002 when required to make an assessment of internal controls under Section 404 for fiscal 2006. The steps CE Franklin has taken and will take in the future may not remediate the material weakness. In addition, the Company may identify material weaknesses or other deficiencies in our internal controls in the future.

Any material weaknesses or other deficiencies in the Company’s control systems may affect its ability to comply with reporting requirements and listing standards or cause its financial statements to contain material misstatements, which could negatively affect the market price and trading liquidity of its common stock, cause investors to lose confidence in the Company’s reported financial information, as well as subject CE Franklin to civil or criminal investigations and penalties.

There are inherent limitations in all control systems, and misstatements due to error or fraud may occur and not be detected.  While CE Franklin has taken actions designed to address compliance with the internal control, disclosure control and other requirements of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated by the SEC implementing these requirements, there are inherent limitations in the Company’s ability to control all circumstances. Management, including the Chief Executive Officer and Chief Financial Officer, does not expect that the Company’s internal controls and disclosure controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In addition, the design of a control system must reflect the fact that there are resource constraints and the benefit of controls must be relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, in the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple errors or mistakes. Further, controls can be circumvented by individual acts of some persons, by collusion of two or more persons, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, a control may be inadequate because of changes in conditions, such as growth of the Company or increased transaction volume, or the degree of compliance with the policies or procedures may deteriorate. Because of inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

If the Company loses key management and technical personnel, its business may suffer.  CE Franklin relies upon a relatively small group of key management and technical personnel. Mr. West, in particular, has extensive experience in oilfield supply and distribution.  The Company does not maintain any key man insurance and it cannot assure you that these individuals will remain with us in the future. An unexpected partial or total loss of their services may harm the Company’s business.

The Company’s share ownership is highly concentrated and, as a result, CE Franklin’s principal shareholder effectively controls the Company’s business.  As at the date of this Form 20F, CE Franklin’s largest shareholder, Smith International, owned approximately 53.3% of the Company’s common outstanding shares.  As a result, Smith International has the voting power to significantly influence the Company’s policies, business and affairs and the outcome of any corporate transaction or other matter, including mergers, consolidations and the sale of all, or substantially all, of the Company’s assets.

In addition, the concentration of the Company’s ownership may have the effect of delaying; deterring or preventing a change in control that otherwise could result in a premium in the price of the Company’s common shares.

The Company is at risk for certain operating hazards.  CE Franklin’s operations are subject to hazards present in the oil and natural gas industry which can cause personal injury and damage to property or the environment. Litigation arising from an accident at a location where its products or services are used or provided may cause the Company to be named as a defendant in lawsuits asserting potentially large claims. CE Franklin has insurance coverage against operating hazards, which the Company believes is customary in the industry.  This insurance has deductibles and contains certain coverage exclusions and limitations. The Company’s insurance premiums can be increased or decreased based on the claims it makes on its insurance policies. Results of operations could be adversely affected by unexpected claims not covered by insurance.

Item 4:

Information on the Company

A.

History and development of the Company

In November 1993, Franklin Supply Company Ltd. (“Franklin”), a Canadian company, completed its initial public offering and its shares were listed on the American Stock Exchange.

CE Franklin is the result of the combination by reverse takeover of Franklin and Continental Emsco Company Limited (“CEL”) on November 3, 1995. On January 1, 1996, Franklin Supply and its wholly owned subsidiary CEL amalgamated, resulting in CE Franklin.  On September 26, 1996, the common shares of CE Franklin began trading on the Toronto Stock Exchange under the symbol “CFT”.  CE Franklin also trades on the American Stock Exchange under the symbol “CFK”.

On January 1, 1998, Brittania Compression Sales Ltd., Domino Machine Ltd. and Northstar Industrial Ltd. were amalgamated into a new, wholly owned subsidiary, CEF Technologies Ltd.  On January 1, 1998 BWM Supply and Service Ltd. was amalgamated with CE Franklin Ltd.  As a result of these transactions, on January 1, 1998 CE Franklin had one wholly owned subsidiary, CEF Technologies Ltd.

On May 29, 1999, Smith International, Inc. (“Smith”) acquired all the common shares previously held by Continental Emsco Company, which constituted 51.2% of the Company’s outstanding common shares.  As of March 22, 2006 Smith owned 53.3% of the Company’s outstanding common shares.

On February 1, 2002, CE Franklin amalgamated with its wholly owned subsidiary CEF Technologies Ltd.

On January 31, 2003 the Company transferred the property, equipment and operations of its small horsepower compression operations into a wholly owned subsidiary.  Subsequently a 50% interest in the new subsidiary was sold for $538,000.

On March 31, 2004 the Company sold its remaining 50% interest in its small horsepower compression operations for cash proceeds of $961,000.

The Company is registered in the province of Alberta in the country of Canada.  The principal address and telephone number of the Company are as follows:

CE Franklin Ltd.

Suite 1900

300 – 5th Avenue S.W.

Calgary, Alberta Canada

T2P 3C4

403-531-5600

Principal Capital Expenditures and Divestitures

On January 31, 2003 the Company transferred the property, equipment and operations of its small horsepower compression operations into a wholly owned subsidiary.  Subsequently, a 50% interest in the new subsidiary was sold for $538,000.  On March 31, 2004, the Company sold its remaining 50% interest for cash proceeds of $961,000.  No gain or loss on disposition resulted from the divestitures.

On December 18, 2001 the Company sold its Domino Machine operations for net cash proceeds of $7,924,000 resulting in a net after tax gain of $1,102,000.  Domino Machine provided custom machining services to the energy industry and was not considered a core operation to the Company.  The net proceeds from this transaction were used to reduce the Company’s outstanding bank operating loan.

CE Franklin did not acquire or divest any businesses from 2001 to 2005 other than those disclosed above.

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

B.

Business overview

Distribution

CE Franklin distributes pipe, valves, flanges, fittings, production equipment, tubular products and other general oilfield supplies to producers of oil and gas in Canada through its 41 branches and tubular stocking points which are situated in towns and cities that serve particular oil and gas fields of the western Canadian sedimentary basin.  In addition, the Company distributes general oilfield supplies to the oilsands, refining, heavy oil and petrochemical and non-oilfield related industries such as the forestry and mining industries.

CE Franklin, from time to time, will open or close branches or tubular stocking points to meet customers’ requirements and fluctuating market conditions.  During 2005, the Company opened new branches in Rocky Mountain House, Strathmore and Grande Cache, Alberta.  The branches not only act as the retail “one stop shop” for the oil and gas industry by providing over 25,000 regularly-stocked Stock Keeping Units (“SKU’s”) of product, but they also provide the field with services to support the oil and gas producers.  The branches provide materials management services to enable the customers to get the right products at the right time.  Should the branch not have a particular product in stock, it has overnight access to the centralized distribution centre in Edmonton, Alberta.

Other services provided by the branches include pump repair, customized pump designs and testing, convenient hours and locations and 24-hour on call service.  In addition, CE Franklin provides well optimization analysis and onsite project management.

CE Franklin manages its buying and distribution through a 100,000 square-foot centralized distribution centre (the “Distribution Centre”) located in Edmonton, Alberta.  The Distribution Centre is strategically located within reasonable proximity to a majority of vendors and acts as the hub for the branches.  Its location reduces freight costs through effective consolidation of shipments.  It provides a cross-dock function that minimizes inventory levels and maximizes service through automatic stock replenishment. The Distribution Centre is International Organization for Standardization 9001 - 2000 (“ISO”) certified, which is required by a growing number of CE Franklin’s customers in conformance with their own ISO programs.

For the supply chain to be effective, strong relationships must be cultivated between the Company and its customers.  Several customers have looked to CE Franklin for its expertise in materials management and other service support.  The formal arrangement between the Company and its customers is referred to as an “alliance” or an “enhanced business relationship”.

Through building alliances, the Company now manages approximately 50 warehouses for its customers.  The trend is for customers to focus on their core competencies and outsource non-core areas.

A significant portion of the tubular products sold by the Company are products manufactured by a Canadian steel manufacturer with manufacturing facilities located in western Canada.  The Company relies on this Canadian steel mill for the supply of tubular products that comprise a material portion of its sales.  The Company believes that it has historically had and continues to have a good relationship with this supplier.  The Company will import tubular products from overseas manufacturers to supplement its inventory.

Business and Operating Strategy

The Company’s business and operating strategy includes improving the Company’s value offering and service to its customers, increasing market share, maximizing gross profit margins through procurement practices, rationalizing expenses through process improvement efficiencies and improving earnings.  CE Franklin has rebuilt its value offering for its customer base and is leveraging its relationship with Wilson International, Inc. (“Wilson Supply”), a wholly owned subsidiary of Smith in the United States to offer a North American solution to its customer base.  The Company will continue to focus on continuous improvement in the areas of customer service and operational effectiveness.  CE Franklin will continue in its efforts to strengthen and grow its market share.

Operations

CE Franklin’s operations are divided into: sales, which includes product and account management and inside sales functions; marketing and supply, which include central purchasing and product pricing; operations, which includes branches and tubular stocking points strategically located to optimize customer service, the Distribution Centre, and information technologies; customer service, safety and quality; finance and administration; and business effectiveness (human resources).

The product management function includes technical and sales personnel who specialize in providing product sales and service for the Company’s specialized product lines, such as bottom hole pumps and other production equipment, steel and fiberglass tubulars and valves.

To ensure coordination and close contact with all of the Company’s major customers a sales group, working out of Calgary, Alberta where many customer head offices are located, act as account managers with specific individual responsibilities for managing the Company’s business and alliance relationships with its customers.  In addition, the Company has regional area sales representatives who are responsible for coordinating sales and activities in the field.  The inside sales group is responsible for coordination and preparation of hundreds of competitive bid packages each year for Canadian and international sales.

Individual branch managers are responsible for the branch in their district.  The branch is the front line interface with the customer.  The Distribution Centre provides centralized materials management services for CE Franklin’s branches and where practical will ship product directly to customers.  The information technologies group is a fundamental component of providing service to customers and is responsible for maintaining the Company’s enterprise and electronic commerce systems.  The marketing and supply group is responsible for inventory procurement, pricing and margins.  Customer service, safety and quality ensure processes and procedures are in place to deliver superior customer service while maintaining a safe work environment for the Company’s employees.

Competition

The Canadian oilfield supply industry is highly competitive and fragmented.  CE Franklin and its largest competitors generally operate at low profit margins due to price competition.  Price competition is due to customer price pressure and to competition among the major supply companies for the same business.  Costs of goods may not be subject to competitive pressures due to the ability of manufacturers of certain products, particularly tubular products, to hold the prices at which they sell their products.  The Company believes that its future profitability is partially influenced by additional competitive factors beyond its control, including the ability of some customers to purchase products directly from the manufacturer rather than from independent oilfield supply distributors.  In addition, if the oil and gas industry were to experience significant growth in drilling activity, new competitors could arise due to the low capital investment required.

There are approximately 250 oilfield supply stores in Canada operated by seven large companies and many smaller ones, and there are approximately 25 dealers in oilfield tubulars.  The oilfield supply market is part of the larger industrial supply market, which is also served in part by numerous other competitors.

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

Smith, which owns 53.3% of the Company as of March 22, 2006, and its affiliates, including Wilson Supply, have verbally indicated that they will not compete with CE Franklin in Canada.  CE Franklin has verbally agreed not to compete with Smith or Wilson Supply in the United States.  However, there are no assurances that these agreements will not change at a future date.

In many of the established oil and gas producing countries outside of North America, oilfield equipment and supplies are sold and supplied differently and, accordingly, North American-style branches are not common.  As a result of price competition in Canada, profit margins in the industry are typically not high and profitability is achieved by continuously improving the effectiveness of personnel and the efficiency of systems.

Adverse weather conditions could temporarily decrease the demand for CE Franklin’s products and services.  CE Franklin’s financial performance is tied closely to the seasonality of drilling activity.  Higher drilling activity in Canada is generally experienced in the winter months.  In the spring and early summer, drilling activity slows due to the difficulty in moving equipment during the spring thaws.  To the extent that unseasonable weather conditions such as excessive rain or unusually warm winters affect the ability of CE Franklin’s customers to access their oil and gas wells, then the demand for CE Franklin’s products and services would temporarily decrease and the Company’s revenues, cash flows and profitability would be adversely affected.

C.

Organizational structure

On February 1, 2002, CE Franklin amalgamated with its wholly owned subsidiary, CEF Technologies Ltd.  The Company operated as one legal entity, CE Franklin Ltd. from February 1, 2002 to January 31, 2003.

On January 31, 2003, the Company transferred the property, equipment and operations of its small horsepower compression operations into a wholly owned subsidiary.  Subsequently, a 50% interest in the new subsidiary was sold for $538,000.

On March 31, 2004 the Company sold its remaining 50% interest in its small horsepower compression operations for cash proceeds of $961,000.

D.

Property, plant and equipment

Description of Property

The Company’s headquarters is located in Calgary, Alberta and its Distribution Centre is based in Edmonton, Alberta.  The Company has 26 branches in Alberta, six in Saskatchewan, seven in British Columbia, one in Manitoba and one in Ontario.  The Company owns three locations and leases the remaining locations.  The owned properties represent two branches in Alberta, and one branch in Saskatchewan.  The owned properties are subject to a general security agreement in favor of the Company’s principal lender.  The Company will either lease or purchase facilities in certain areas after evaluating the economics of both alternatives.

The current capacity at the Company’s branches and Distribution Centre is considered adequate to meet current market demand.  In the past, the Company has been able to secure new operating facilities, as required.

The Company is not aware of any environmental issues that could have a material impact on any of its properties.

Property and equipment decreased 42.0% to $3.5 million as at December 31, 2005.  This decrease reflects amortization expense of $4.4 million offset by capital expenditures of $587,000 and $1.2 million in additions to rental equipment assets and capital leases.  As at December 31, 2005, approximately

$388,000 in property and equipment (original cost of $16 million) relates to the Company’s investment in its enterprise and electronic commerce systems.  This accounted for $2.3 million in amortization expense for the year-ended December 31, 2005.  As at December 31, 2005 the majority of these assets have been fully amortized and, as a result, the $2.3 million in amortization expense incurred in 2005 will decrease to $388,000 in 2006.  The Company anticipates that its enterprise and electronic commerce systems will operate beyond 2006 without any significant costs for upgrades.  However, there can be no assurances in this regard.

Item 5:

Operating and Financial Review and Prospects

Management’s Discussion and Analysis as at February 2, 2006

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is provided to assist readers in understanding CE Franklin’s financial performance during the periods presented and significant trends that may impact future performance of CE Franklin.  This discussion should be read in conjunction with the financial statements of CE Franklin and the related notes thereto.

The selected financial data presented below is presented in Canadian dollars and in accordance with Canadian GAAP.

For a discussion of the principal differences between CE Franklin’s financial results as calculated under Canadian GAAP and U.S. GAAP, see Note 17 to the financial statements of CE Franklin.

OVERVIEW

CE Franklin distributes pipe, valves, flanges, fittings, production equipment, tubular products and other general oilfield supplies to producers of oil and gas in Canada through its 41 branches and tubular stocking points which are situated in towns and cities that serve particular oil and gas fields of the western Canadian sedimentary basin.  In addition, the Company distributes general oilfield supplies to the oilsands, refining, heavy oil and petrochemical and non-oilfield related industries such as the forestry and mining industries.

The Company operates its business in only one operating segment, which is the distribution of pipe, valves, flanges, fittings, tubular products, production equipment and general oilfield supplies to the producers of oil and gas in Canada.  CE Franklin considers all of the products it distributes to have similar economic characteristics, and are sold to the same class of customers being producers of oil and gas.  Operating results by product lines, geographic area or other lower level components or units of operations are not regularly reviewed by our chief operating decisions makers to make decisions about the allocation of resources to, or the assessment of performance of, such product lines, geographic areas or components or units of operations.

SALES

The Company’s sales are dependent upon the level of oil and gas exploration and production activity in the western Canadian sedimentary basin, including the oilsands.  This activity is cyclical and is primarily influenced by worldwide energy prices, but may also be affected by expectations related to the worldwide supply of and demand for oil and natural gas, finding and development costs, economic and political events and uncertainties and environmental concerns.  The Company mitigates the cyclical nature of its business by adjusting its variable and fixed (primarily salaries and benefits) selling, general and administrative costs (SG&A) as activity levels change.

The Company generates sales principally from the distribution of pipe, valves, flanges, fittings, production equipment, general oilfield supplies and tubular products to producers of oil and gas in the western Canadian sedimentary basin.  The Company’s sales for the year ended December 31, 2005 were $482.4 million, compared to $338.7 million for the year ended December 31, 2004 and $257.1 million for the year ended December 31, 2003.  The sales growth is attributable to an increase in market activity and an increase in market share.

Commodity prices generally remained high in 2005.  The price of oil and the price of gas as at December 31, 2005 were U.S. $61.04 per bbl (West Texas Intermediate) and Cdn. $9.01 per gj (AECO spot) respectively, and the average price of oil and the average price of gas for the year ended December 31, 2005 were U.S. $56.57 per bbl and Cdn $8.31 per gj respectively.  This compares to U.S. $43.45 per bbl for oil and Cdn. $5.90 per gj for gas as at December 31, 2004, and to an average of U.S. $41.37 per bbl for oil and an average of Cdn. $6.22 per gj for gas for the year ended December 31, 2004.  As at December 31, 2003 the price of oil and the price of gas were U.S. $32.79 per bbl and Cdn $6.88 per gj respectively, and the average price of oil and the average price for gas for the year ended December 31, 2003 were U.S. $31.04 per bbl and Cdn. $6.32 per gj respectively.  The strong commodity prices resulted in Canadian oil and gas producers having increased cash flow which enabled them to increase capital spending on exploration and production activities.

The Company uses oil and gas well completions and average rig counts as industry activity measures.  Oil and gas well completions require the products sold by the Company and therefore are a good general indicator of market activity.  Average rig counts provide a general indication of energy industry activity levels.

For the year ended December 31, 2005 the total number of wells completed (excluding dry and service wells) in western Canada increased 0.6% to 20,238 wells compared to 20,118 wells for the year ended December 31, 2004.

For the year ended December 31, 2004, the total number of wells completed (excluding dry and service wells) in western Canada increased 12.4% to 20,118 wells, compared to 17,905 wells for the year ended December 31, 2003.

The average rig count for the year ended December 31, 2005 increased 26.4% to 469 average rigs as compared to 371 average rigs for the year ended December 31, 2004.

The average rig count for the year ended December 31, 2004 was 371 average rigs, which is the same as the average rig count for the year ended December 31, 2003.

The Company’s sales are also affected by weather conditions.  Many exploration and production areas in the northern portion of the western Canadian sedimentary basin are accessible only in the winter months when the ground is frozen.  As warm weather returns in the spring (April/May of each year), the ground thaws, rendering many secondary roads incapable of supporting the weight of the heavy equipment necessary for exploration and production activities in that region until they have dried out.  As a result, the first and fourth quarters typically represent the busiest time and highest sales activity for the Company.  Sales levels drop dramatically during the second quarter until such time as the roads have dried and road bans have been lifted.  This typically results in a significant reduction in earnings during the second quarter as the Company does not reduce its SG&A expenses during the second quarter to offset the reduction in sales.

The Company distributes its products through 41 branches and tubular stocking points, which are situated in the towns and cities that serve particular oil and gas fields of the western Canadian sedimentary basin.  The Company will, from time to time, open or close branches to meet customers’ requirements and fluctuating market conditions, which will impact the Company’s sales.  The Company also has a 100,000 square-foot centralized distribution centre located in Edmonton, Alberta.  The distribution centre is strategically located within reasonable proximity to a majority of vendors and acts as the hub for its operations.

The Company’s sales, which are almost entirely comprised of product sales, are generally subject to arrangements which specify price and general terms and conditions.  The Company recognizes product sales when title and the related risk of loss transfers to customers. Several customers have looked to the Company for its expertise in materials management and other service support. Through these alliances, the Company manages approximately 50 warehouses for its customers.  CE Franklin consigns inventory to these customer warehouses and recognizes sales when the customer uses the products stored at these warehouses.  The sales and profits from customer warehouses are insignificant from a financial perspective as compared to total sales and profitability.  The trend is for the Company’s customers to focus on their core competencies and outsource non-core supply chain areas to the Company.

The Company’s sales depend to a large extent on the Company’s strong relationships with its customers.  To ensure coordination and close contact with all of the Company’s major customers, a sales group working out of Calgary, Alberta (where many of the head offices of the Company’s customers are located) act as account managers with specific individual responsibilities for managing the Company’s business and alliance relationships with its customers.  In addition, the Company has regional area sales representatives that coordinate sales and activities in the field.

CE Franklin has two vendors with which it does significant business. If either of those relationships were terminated it could have a material effect on the Company’s sales, business and financial condition. The Company believes that it has historically had, and continues to have, a good relationship with these two suppliers, and alternate sources of supply are available for the products purchased from the supplier. Customers reaching a certain tonnage of tubular products, for the most part, could have the volume to bypass distribution companies such as CE Franklin and purchase directly from steel mills. Loss of such tubular product customers could have a material effect on the Company’s sales.

EXPENSES

The Company’s expenses are comprised of cost of sales, selling, general and administrative expenses, amortization expense, interest expense relating to the Company’s demand bank operating loan and obligations under capital leases, and other income and expenses.  Each of the items is discussed below in detail.

Cost of Sales

Cost of sales is comprised of the average cost of products purchased from various manufacturers and sold to the Company’s customers, net of vendor rebates from suppliers, freight expense and inventory obsolescence and shrink expenses.  The Company’s 41 branches, and distribution centre stock 25,000 regularly-stocked Stock Keeping Units (“SKU’s”) of product/inventory for its customers.  In addition, the Company will purchase and resell non-regularly stocked products as required by its customers.  These products are purchased from various manufacturers at prices reflecting the volume of product purchased from the manufacturers.  Inventories are valued at the lower of average cost or net realizable value.

Selling, General and Administrative Expenses

SG&A is comprised of certain fixed expenses such as employee salaries and benefits, sales and marketing costs, occupancy and warehouse costs, office and vehicle costs, as well as certain variable expenses such as agent’s commissions, which are paid to branch agents based on a percentage of gross profit dollars earned by the branch agent, and performance pay incentives to employees.

For the year-ended December 31, 2005, fixed expenses were approximately 68% of total SG&A (2004 – 75%; 2003 – 86%).

In 2006, SG&A expenses will include costs associated with the Company’s SOX404 certification (outside consulting and audit fees).  It is anticipated that the SOX404 certification will cost the Company approximately $1.5 million to $2.0 million or $0.05 to $0.07 per share, diluted, in 2006.

Amortization

Amortization expense relates to the Company’s investment in property and equipment, which is recorded at cost, less related accumulated amortization.  The Company’s property and equipment is comprised of investments in its enterprise and electronic commerce systems, building and leasehold improvements, equipment and machinery and furniture and office equipment relating to its 41 branch locations, its centralized distribution facility, and its corporate head office.

Property and equipment decreased 42.0% to $3.5 million as at December 31, 2005.  This decrease reflects amortization expense of $4.4 million offset by capital expenditures of $587,000 and $1.2 million in additions to rental equipment assets and capital leases.  As at December 31, 2005, approximately $388,000 in property and equipment (original cost of $16 million) relates to the Company’s investment in its enterprise and electronic commerce systems.  This accounted for $2.3 million in amortization expense for the year-ended December 31, 2005.  As at December 31, 2005 the majority of these assets have been fully amortized and, as a result, the $2.3 million amortization expense incurred in 2005 will decrease to $388,000 in 2006 resulting in an increase in net income of approximately $0.06 per share diluted.  The Company anticipates that its enterprise and electronic commerce systems will operate beyond 2006 without any significant costs for upgrades.  However, there can be no assurances in this regard.

Interest

Interest expense is comprised of interest on the Company’s demand bank operating facility, and interest expense related to obligations under capital leases. The Company finances its working capital requirements, accounts receivable, inventory, bank overdraft, accounts payable and accrued liabilities with its bank operating loan. The Company will fund capital expenditures from cash flow from operating activities and capital leases where available.

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

Accounts Receivable and SG&A Expenses

The Company extends credit to customers and other parties in the normal course of business. Management regularly reviews outstanding accounts receivable and provides for estimated losses through an allowance for doubtful accounts. In evaluating the level of the established allowance, management makes judgments regarding the parties’ ability to make required payments, economic events and other factors.  As the financial condition of these parties change, circumstances develop or additional information becomes available, adjustments to the allowance for doubtful accounts may be required.  These adjustments, if required, would result in a decrease in accounts receivable and an increase in bad debt expense included under SG&A.  The effect on the overall performance of the Company would be dependent on the size of the customer in relation to the Company’s sales.  For the three years ended December 31, 2005, 2004 and 2003, the Company’s bad debt expense has been $459,000, $244,000 and $266,000, respectively.

Carrying Value of Inventory and Cost of Sales

The Company has made significant investments in inventory to service its customers.  On a routine basis, the Company uses judgments in determining the level of write-downs required to record inventory at the lower of average cost or market. Management’s estimates are primarily influenced by technological innovations, market activity levels and the physical condition of products.  Changes in these or other factors may result in a write-down in the carrying value of inventory that would result in an increase in cost of sales and a reduction in inventories.  For the three years ended December 31, 2005, 2004 and 2003 inventory write-downs included in cost of sales were $280,000, $1.5 million and $1.5 million respectively.  Inventory write-downs declined dramatically in 2005 due to the Company focusing on the sale of its core products.

Future Tax Assets and Liabilities

Future tax assets and liabilities are recognized for differences between the book value and tax value of the net assets of the Company. In providing for future taxes, management considers current tax regulations, estimates of future taxable income and available tax planning strategies. If tax regulations, operating results or the ability to implement tax planning strategies vary, adjustments to the carrying value of future tax assets and liabilities may be required. See note 7 to the financial statements for the significant components of the future income tax assets and liabilities, and a reconciliation of the Company’s income tax provision.

Stock-based Compensation

As of January 1, 2003, the Company adopted prospectively the fair value based method of accounting for stock options, which means that the amount expensed in each period for common share options granted to employees, officers and directors is the fair value of the options, calculated using the Black-Scholes options-pricing model and net of options forfeited in the period, amortized over the vesting period of the options.  Compensation expense of $552,000 was recorded in 2005, $256,000 in 2004 and $36,000 was recorded in 2003.  See note 8b to the financial statements for a description of the effect on the financial statements if the fair value method had been adopted for options awarded prior to January 1, 2003.

Goodwill

The Company acquired certain operations during the past decade, which has resulted in the recording of a material amount of goodwill on the balance sheet.  In accordance with Canadian GAAP, the Company is required to perform an annual goodwill impairment evaluation, which is largely influenced by future cash flow projections, earnings and cash flow multiples.  Estimating future cash flows of the Company’s operations, earnings and cash flow multiples requires management to make judgments about future operating results and working capital requirements.  The majority of the Company’s goodwill is the result of the combination by reverse takeover of Franklin Supply and Continental Emsco Company Limited on November 3, 1995.

A.

OPERATING RESULTS

The following table summarizes CE Franklin’s results of operations.

(in thousands of Cdn. dollars except per share data)
For the years ended December 31	2005	2004	2003
Statements of Operations
Sales	$482,403	$338,701	$257,125
Gross Profit	91,314	60,243	43,550
Gross Profit - %	18.9%	17.8%	16.9%
Other expenses (income)
Selling, general and administrative expenses	55,303	44,299	36,416
Amortization	4,393	4,328	4,130
Interest	1,945	1,455	959
Other	8	16	(749)
	61,649	50,098	40,756
Income before income taxes	29,665	10,145	2,794
Income tax expense	10,801	4,003	1,494
Income from continuing operations	18,864	6,142	1,300
Loss from discontinued operations	-	(27)	(879)
Net income	$18,864	$6,115	$421
EBITDA (1)	36,003	15,928	7,883
EBITDA as a % of sales	7.5%	4.7%	3.1%
Net income per share
Basic	$1.09	$0.36	$0.02
Diluted	$1.01	$0.35	$0.02

(1) EBITDA represents income from continuing operations before interest, taxes, depreciation and amortization.  EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations.  Management believes that EBITDA, as presented, represents a useful means of assessing the performance of the Company’s ongoing operating activities, as it reflects the Company’s earnings trends without showing the impact of certain charges.  The Company is also presenting EBITDA, incremental flow through to EBITDA and EBITDA as a percentage of sales because it is used by management as a supplemental measure of profitability. The use of EBITDA by the Company has certain material limitations because it excludes the recurring expenditures of interest, income tax, and amortization expenses.  Interest expense is a necessary component of the Company’s expenses because the Company borrows money to finance its working capital and capital expenditures.  Income tax expense is a necessary component of the Company’s expenses because the Company is required to pay cash income taxes.  Amortization expense is a necessary component of the Company’s expenses because the Company uses property and equipment to generate sales.  Management compensates for these limitations to the use of EBITDA by using EBITDA as only a supplementary measure of profitability.  EBITDA is not used by management as an alternative to net income as an indicator of the Company’s operating performance, as an alternative to any other measure of performance in conformity with generally accepted accounting principles or as an alternative to cash flow from operating activities as a measure of liquidity.  Not all companies calculate EBITDA in the same manner and EBITDA does not have a standardized meaning prescribed by GAAP.  Accordingly, EBITDA, as the term is used herein, is unlikely to be comparable to EBITDA as reported by other entities.

The following is a reconciliation of income from continuing operations to EBITDA:

(in thousands of Cdn. dollars)
For the years ended December 31	2005	2004	2003
Income from continuing operations	$18,864	$6,142	$1,300
Interest expense	1,945	1,455	959
Income tax expense	10,801	4,003	1,494
Amortization	4,393	4,328	4,130
EBITDA	$36,003	$15,928	$7,883

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Sales

Sales for the year ended December 31, 2005 increased 42.4% or $143.7 million to $482.4 million from $338.7 million for the year ended December 31, 2004.  The sales increase was due to strong commodity prices which resulted in improved industry economics coupled with an increase in market share from sales to new customers and increased sales to existing customers.  Sales also increased due to increasing supplier prices reflecting energy, raw materials and operational costs.

Gross Profit

Gross profit increased 51.6% to $91.3 million for the year ended December 31, 2005 from $60.2 million for the year ended December 31, 2004.  Gross profit margins increased to 18.9% for the year ended December 31, 2005 from 17.8% for the year ended December 31, 2004.

The overall improvement in gross profit margins for the year ended December 31, 2005 is a result of a reduction in inventory write-downs from $1.5 million in 2004 to $280,000 in 2005, coupled with margin initiatives implemented by the Company in 2003, which include offshore procurement, standardization of certain product lines and a more disciplined procurement practice.  The Company did not implement price increases to customers in 2004 and 2005 over and above price increases by the Company’s suppliers as a result of the rise in supplier pricing.

Selling, General and Administrative Costs

SG&A costs increased $11.0 million or 24.8% to $55.3 million for the year ended December 31, 2005 from $44.3 million for the year ended December 31, 2004.  The increase in SG&A for the year ended December 31, 2005 related to salaries and benefits for new employees hired to support the increase in sales for the year, employee performance pay incentives and agents’ commissions due to the increase in sales and gross profit.  Fixed expenses, which exclude agents’ commissions and employee performance pay incentives, increased 15.8% as compared to 2004.

The total number of employees increased 16.8% to 383 employees as at December 31, 2005 compared to 328 employees as at December 31, 2004.  Revenue per employee based on December 31, 2005 and 2004 employee counts increased 22.0% to $1.26 million per employee as compared to $1.03 million per employee the previous year.  The improvement reflects standardization of processes and procedures, whereby all internal processes are performed consistently throughout the Company’s operations resulting in process improvement efficiencies.

EBITDA(1)

EBITDA for the year ended December 31, 2005 increased $20.1 million or 126.0% to $36.0 million compared to $15.9 million for the year ended December 31, 2004.  The $143.7 million increase in sales resulted in a 14.0% incremental flow through to EBITDA.  EBITDA as a percentage of sales was 7.5% for the year ended December 31, 2005 versus 4.7% for the year ended December 31, 2004.  EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations.  For a reconciliation of income from continuing operations to EBITDA, please see page 19.

Income Before Income Taxes

Income before income taxes improved $19.6 million to $29.7 million for the year ended December 31, 2005 compared to $10.1 million for the year ended December 31, 2004.  The improvement is a result of the $31.1 million increase in gross profit offset by the $11.0 million increase in SG&A and an increase of $547,000 in other costs. Other costs include amortization, interest expense and foreign exchange. The $143.7 million increase in sales for the year ended December 31, 2005 resulted in a 13.6% incremental flow through to income before income taxes.

Income Taxes

The Company’s effective tax rate for the year ended December 31, 2005 was 36.4%, as compared to an effective tax rate of 39.5% for the year ended December 31, 2004.  The Company’s combined federal and provincial statutory tax rate for the period ended December 31, 2005 was 34.4%, compared to 34.6% for the period ended December 31, 2004.  The reduction in the effective tax rate for the year ended December 31, 2005 is due to non-deductible items and capital and other taxes totaling $608,000 (2004 - $493,000) becoming a smaller component of the overall income tax charge in 2005 due to the increase in income before income taxes.  See note 7a to the financial statements for a detailed reconciliation of the effective tax rate.

Loss from Discontinued Operations

On March 31, 2004, the Company sold its 50% interest in its small horsepower compression operations for cash proceeds of $961,000. No gain or loss on disposition resulted from this transaction.

Loss from discontinued operations for the year ended December 31, 2004 was $27,000.

Net Income and Earnings Per Share

Net income increased 208% to $18.9 million or $1.01 per share (diluted) for the year ended December 31, 2005 as compared to $6.1 million or $0.35 per share (diluted) for the year ended December 31, 2004.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Sales

Sales for the year ended December 31, 2004 increased 31.7% or $81.6 million to $338.7 million from $257.1 million for the year ended December 31, 2003. The sales increase was due to a 12.4% increase in well completions, as well as an increase in market share from new customers and increased sales to existing customers.  Sales revenues also increased due to an increase in prices to customers to reflect the increase in the price of steel, which is used in many of the products the Company distributes.

Gross Profit

Gross profit increased 38.3% to $60.2 million for the year ended December 31, 2004 from $43.6 million for the year ended December 31, 2003.  Gross profit margins increased to 17.8% for the year ended December 31, 2004 from 16.9% for the year ended December 31, 2003.

The improvement in gross profit margins is a result of margin initiatives implemented by the Company in 2003, which include offshore procurement, standardization of certain product lines and a more disciplined procurement practice.  The Company did not implement price increases to customers in 2004 over and above price increases by the Company’s suppliers as a result of the rise in steel prices described above.

Selling, General and Administrative Costs

SG&A costs increased $7.9 million or 21.6% to $44.3 million for the year ended December 31, 2004 from $36.4 million for the year ended December 31, 2003. The majority of the increase in SG&A relates to variable expenses such as performance pay incentives to employees and agents commissions that are a result of the 31.7% increase in sales for the year ended December 31, 2004. Excluding these variable expenses, which will fluctuate with sales and gross profit, fixed SG&A increased 6.7% due primarily to an increase in salaries and benefits and occupancy costs.

The total number of employees increased 12.7% as at December 31, 2004 to 328 employees compared to 291 employees at the end of 2003.

Revenue per employee based on the December 31, 2004 and 2003 employee counts increased 16.7% to $1.03 million per employee as compared to $884,000 per employee for 2003.  The improvement reflects standardization of processes and procedures, whereby all critical processes are performed consistently throughout the Company’s operations resulting in process improvement efficiencies.

EBITDA(1)

EBITDA for the year ended December 31, 2004 increased $8.0 million or 102.1% to $15.9 million compared to $7.9 million for the year ended December 31, 2003. The $81.6 million increase in sales resulted in a 9.9% incremental flow through to EBITDA.  EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations.  For a reconciliation of net income to EBITDA, please see page 19.

EBITDA as a percentage of sales was 4.7% for the year ended December 31, 2004 versus 3.1% for the year ended 2003.

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

Income Taxes

The Company’s effective tax rate for the year ended December 31, 2004 was 39.5%, as compared to an effective tax rate of 53.5% for the year ended December 31, 2003.  The Company’s combined federal and provincial statutory tax rate for the year ended December 31, 2004 was 34.6%, compared to 37.1% for the year ended December 31, 2003.  The reduction in the effective tax rate in 2004 is due to non-deductible items and capital and other taxes totaling $493,000 (2003 - $457,000) that were a smaller component of the overall income tax charge in 2004 due to the increase in income before income taxes.

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

(in thousands of Cdn. dollars except per share data)
Unaudited	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	2004	2004	2004	2004	2005	2005	2005	2005
Sales	89,032	67,002	78,232	104,435	128,372	91,899	121,809	140,323
Net income from
continuing operations	1,587	518	1,198	2,839	5,804	2,543	4,214	6,303
Loss from discontinued
operations	(27)	-	-	-	-	-	-	-
Net income	1,560	518	1,198	2,839	5,804	2,543	4,214	6,303
EBITDA(1)	4,148	2,401	3,421	5,958	10,745	5,897	8,300	11,061
EBITDA(1) as a % of sales	4.7%	3.6%	4.4%	5.7%	8.4%	6.4%	6.8%	7.9%
Net income as a % of sales	1.8%	0.8%	1.5%	2.7%	4.5%	2.8%	3.5%	4.5%
Net income per share
Basic	$ 0.09	$ 0.03	$ 0.07	$ 0.17	$ 0.34	$ 0.14	$ 0.25	$ 0.36
Diluted	$ 0.09	$ 0.03	$ 0.07	$ 0.16	$ 0.32	$ 0.14	$ 0.22	$ 0.33

The Company’s sales levels are affected by weather conditions.  As warm weather returns in the spring each year the winter’s frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have dried out.  In addition, many exploration and production areas in northern Canada are accessible only in the winter months when the ground is frozen.  As a result, the first and fourth quarters typically represent the busiest time and highest sales activity for the Company.  Sales levels drop dramatically during the second quarter until such time as the roads have dried and road bans have been lifted.

Sales for the quarter ended December 31, 2005 increased 34.4% to $140.3 million from $104.4 million for the quarter ended December 31, 2004 reflecting a general increase in activity levels coupled with an increase in market share.  The $35.9 million increase in sales resulted in an incremental flow through to EBITDA of 14.2% and 9.7% to net income.  Net income was $6.3 million or $0.33 per share (diluted) for the quarter ended December 31, 2005 compared to $2.8 million or $0.16 per share (diluted) for the quarter ended December 31, 2004.

As indicated above the first and fourth quarters typically represent the busiest time and highest sales activity for the Company.  Sales for the quarter ended December 31, 2005 was $140.3 million as compared to sales for the quarter ended March 31, 2005 of $128.4 million.  Net income for the quarter ended December 31, 2005 was $6.3 million or $0.33 per share (diluted) versus $5.8 million or $0.32 per share (diluted) for the quarter ended March 31, 2005.  The $12.0 million increase in sales resulted in an incremental flow through of 4.2% to net income.  This was due to a 74.5% increase in variable SG&A cost (agents commissions and employee performance pay incentives) and a 10.3% increase in fixed SG&A costs Q4 2005 versus Q1 2005, respectively.

B.

LIQUIDITY AND CAPITAL RESOURCES

In 2005, the Company generated $21.9 million in cash from cash flow from operating activities, before net change in non-cash working capital balances, and $2.5 million in the issuance of capital stock from the exercise of employee stock options.  This was offset by a $26.5 million increase in working capital (including bank overdraft but excluding the bank operating loan), $587,000 in capital and other expenditures and $261,000 in repayments on capital leases.  These activities resulted in a  $2.9 million increase in the bank operating loan.

In 2004, the Company generated $11.4 million in cash from cash flow from operating activities, before net change in non-cash working capital balances, $50,000 from proceeds on the disposal of property and equipment, and $961,000 from proceeds on the sale of its 50% interest in its small horsepower compression operations.  This was offset by a $14.1 million increase in working capital (including bank overdraft and cash but excluding the bank operating loan), $861,000 in capital and other expenditures and $327,000 in repayments on capital leases.  These activities resulted in a $2.8 million increase in the bank operating loan.

In 2003, the Company generated $4.7 million in cash flow from operating activities, before net change in non-cash working capital balances, $247,000 from proceeds on disposal of property and equipment and $538,000 from the sale of a 50% interest in its small horsepower compression operations. This was offset by a $6.2 million increase in working capital (including bank overdraft and cash but excluding the bank operating loan), $881,000 in capital and other expenditures and $343,000 in repayments on capital leases.  These activities resulted in a $1.9 million increase in the bank operating loan.

The Company’s primary internal source of liquidity is cash flow from operating activities, before net change in non-cash working capital balances, which increased to $21.9 million for the year ended December 31, 2005, an improvement of $10.5 million as compared to 2004.  The improvement reflects improvement in profitability of the Company during 2005 due to the increase in the level of exploration and production activity in the western Canadian sedimentary basin, increased market share and gross profit margin improvement.

The $21.9 million in cash flow from operating activities in 2005 was reinvested into accounts receivable, inventories and other current assets, net of accounts payable and accrued liabilities and other current liabilities.  The 42.4% increase in sales in 2005 required a reinvestment in accounts receivable and inventories in order to maintain activity levels.

As at December 31, 2005 accounts receivable increased $29.9 million or 45.0% to $96.5 million from $66.6 million as at December 31, 2004.  The increase in accounts receivable reflects a 34.4% increase in sales to $140.3 million during the fourth quarter of 2005 as compared to $104.4 million for the fourth quarter of 2004.  Average days sales outstanding (DSO) for the quarter ended December 31, 2005 was 56.2 days as compared to 50.9 days for the quarter ended December 31, 2004.  The deterioration in DSO for the quarter reflects, in part, slower approval and processing of paper by both the Company and its customers due to the high volume of activity.

DSO was 53.4 days in 2005 as compared to 52.7 days in 2004.  Accounts receivable greater than 90 days old was 3.3% of accounts receivable as at December 31, 2005 versus 1.5% as at December 31, 2004.  Trade accounts receivables are tightly managed by the Company with daily calls to customers to solve payment issues.  In addition, the Company’s accounts receivable team works closely with customers to help simplify payment and approval processes.  Bad debt expense in 2005 was $459,000 (0.1% of sales) as compared to $244,000 (0.1% of sales) for the year ended December 31, 2004 and $266,000 (0.1% of sales) for the year ended December 31, 2003.  Although accounts greater than 90 days old increased as compared to the previous year, bad debt expense remained within acceptable levels.

Total inventory for the Company increased 25.2% to $80.5 million as at December 31, 2005 as compared to $64.3 million as at December 31, 2004.  The increase in inventory levels reflects the 34.4% increase in sales during Q4 2005 as compared to the previous year.  Also, the Company has increased its inventory of high turning items in anticipation of higher activity levels in the first quarter of 2006.

The Company measures inventory efficiency by using an inventory turns calculation, because the higher the inventory turns, the better the Company’s inventory is managed. Inventory turns are calculated by taking cost of sales for the year divided by average inventory.  Inventory turned 5.3 times in 2005, compared to 4.9 times in 2004 and 5.0 times in 2003. CE Franklin targets inventory turns of 5.0 times.  The Company monitors its inventory on a daily basis in order to reduce surplus, improve turns and reduce obsolescence.  The Company’s inventory write-down expense declined substantially in 2005 to $280,000 (approximately 0.1% of sales) compared to $1.5 million (0.4% of sales) in 2004 and $1.5 million (0.6% of sales) in 2003.

Accounts payable, accrued liabilities and bank overdraft have increased $18.2 million to $79.0 million as at December 31, 2005 as compared to the previous year.  The increase reflects increased inventory purchases due to higher activity levels during Q4 2005, as compared to the previous year, coupled with the increase in inventory levels at year-end in anticipation of high activity levels in the first quarter of 2006.

Property and equipment decreased 42.0% to $3.5 million from $6.1 million.  This decrease reflects amortization expense of $4.4 million offset by capital expenditures of $587,000 and $1.2 million in additions to rental equipment assets, through transfers from inventory, and capital leases. As at December 31, 2005, approximately $388,000 in property and equipment (original cost of $16.0 million) relates to the Company’s investment in its enterprise software and electronic commerce systems.  For the year-ended December 31, 2005, $2.3 million in amortization expense was incurred relating to these assets.  This will decrease to $388,000 in 2006.  The Company currently anticipates that its enterprise and electronic commerce systems will operate beyond 2006 without any significant costs for upgrades in the range of its initial investments.  However, there can be no assurances in this regard.

As at December 31, 2005 the Company’s total capitalization (financed debt plus equity) was comprised of debt of 28.1% compared to 33.3% as at December 31, 2004 and equity of 71.9% compared to 66.7% as at December 31, 2004.

On July 29, 2005, the Company renewed its 364 day bank operating facility.  The facility has been increased to $60.0 million, bears interest at rates between prime plus 0.5% and prime plus 0.875%.  The Company’s borrowing capacity under its 364 day bank operating facility is dependent on maintaining compliance with certain financial covenants and a borrowing base formula applied to accounts receivable and inventories.  As at December 31, 2005, the Company was well within the covenant compliance thresholds and was able to draw up to $60.0 million against its bank operating line based on the borrowing base formula.

The Company will fund capital expenditures from cash flow from operating activities and capital leases where available.  The Company anticipates its capital expenditures in 2006 to be related to standard upgrades to its enterprise systems, purchase of new locations if leasing of these facilities prove to be uneconomical, as well as leasehold improvements to its 41 locations, and potential increases to its rental assets.

RECENT ACCOUNTING PRONOUNCEMENTS

Canadian Pronouncements

The following changes in accounting policies are new standards by the Canadian Institute of Chartered Accountants (“CICA”), which the Company implemented in accordance with their terms.

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

As of January 1, 2003 the Company adopted prospectively, the fair value method of accounting for common share options granted.  Under this method, the Company recognizes a compensation expense based on the fair value of the options on the date of grant that is determined by using the Black-Scholes options pricing model.  The fair value of the options is recognized over the vesting period of the options granted as compensation expense and contributed surplus.  The contributed surplus balance is reduced as options are exercised and the amount initially recorded for the options in contributed surplus is credited to capital stock.  Compensation expense of $552,000 was recorded in 2005, $256,000 was recorded in 2004 and $36,000 was recorded in 2003.

No compensation expense is recorded for stock options awarded prior to January 1, 2003 as the Company applied the intrinsic method of accounting for stock options granted.  The consideration paid by option holders on the exercise of these options is and will be credited to capital stock.  See Note 8b to the financial statements for the effect on the financial statements if the fair value method was adopted for these options.

From time to time, the CICA issues new accounting pronouncements.  These accounting pronouncements are discussed in Note 17 to the financial statements.  Management believes that these new pronouncements will not have a material impact on the financial statements.

U.S. Pronouncements

From time to time, the Financial Accounting Standards Board (“FASB”) issues new accounting pronouncements.  New FASB accounting pronouncements are discussed Note 17 to the financial statements.  As discussed in note 17 to the financial statements, management believes the impact of recently issued standards, which are not yet effective, will not have a material impact on the financial statements upon adoption.

OTHER ITEMS

The Company’s Form 20-F is available on SEDAR at www.sedar.com.

CE Franklin has authorized an unlimited number of common shares with no par value.  As at December 31, 2005 the Company had 17,804,554 common shares outstanding.

As at December 31, 2005 options to purchase 1,295,036 common shares were outstanding at an average exercise price of $3.65 per common share.  Under the Company’s existing stock option plan the Board of Directors may grant an additional 299,419 options to purchase common shares.

C.

Research and Development, Patents and Licenses, etc.

Not applicable.

D.

Trend Information

See Item 4B and Item 5A.

E.

Off-balance Sheet Arrangements

The Company has not engaged in off-balance sheet financing arrangements through special purpose entities.

F.

Tabular Disclosure of Contractual Obligations

	Capital Lease	Operating Lease
Period Due	Obligations	Commitments	Total
(thousands of Canadian dollars)
2006	217	3,452	3,669
2007	186	3,084	3,270
2008	179	2,361	2,540
2009	73	2,046	2,119
2010	-	1,749	1,749
thereafter	-	5,250	5,250
	655	17,942	18,597

As at December 31, 2005 the Company had issued and outstanding letters of credit totaling $229,000 (December 31, 2004 - $4.7 million) to secure offshore inventory purchases.

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

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

•

the continued efficacy of the Company’s enterprise and electronic commerce systems;

•

the anticipated increase in drilling activity levels during the first quarter of 2006;

•

the planned decrease in amounts outstanding under the Company’s bank operating loan;

•

planned capital expenditures and working capital and availability of capital resources to fund capital expenditures and working capital;

•

the Company’s future financial condition or results of operations and future revenues and expenses;

•

the Company’s estimate of amortization savings in 2006;

•

the Company’s future gross profit and net profit margins;

•

the Company’s estimate of SOX404 compliance costs in 2006;

•

the Company’s business strategy and other plans and objectives for future operations;

•

fluctuations in worldwide prices and demand for oil and gas;

•

fluctuations in levels of gas and oil exploration and development activities; and

•

fluctuations in the demand for the Company’s products and services.

We caution you that these forward-looking statements are subject to risks and uncertainties, many of which are beyond CE Franklin’s control.  These risks include, but are not limited to, economic conditions, seasonality of drilling activity, commodity price volatility for oil and gas, currency fluctuations, inflation, regulatory changes and the other risks described in Item 3D under the caption “Risk factors”.

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

Item 6:

Directors, Senior Management and Employees

A.

Directors and Senior Management

The following table sets forth certain information about our directors and leadership team, as of March 22, 2006.

Name and Municipality of Residence	Age	Position with CE Franklin Ltd.
Michael S. West	43	Chairman, President and Chief
Calgary, Alberta		Executive Officer and Director
James E. Baumgartner	51	Vice President, Operations
Edmonton, Alberta
Maurice (Ron) Brown	54	Vice President, Sales
Calgary, Alberta
Brent W. Greenwood	51	Vice President,
Calgary, Alberta		Marketing and Supply
Ronald L. Koper	47	Vice President,
Calgary, Alberta		Business Effectiveness
Timothy M. Ritchie	35	Vice President, Strategic Initiatives
Calgary, Alberta
Salvatore Secreti	46	Vice President and
Calgary, Alberta		Chief Financial Officer
Roderick H. Tatham	47	Director of Quality and
Calgary, Alberta		Customer Service
David A. Dyck (1)(2)(3)	44	Director
Calgary, Alberta
John J. Kennedy (4)	53	Director
Houston, Texas
S. Douglas Martin (4)	74	Director
Calgary, Alberta
Douglas L. Rock (1)(2)	59	Director
Houston, Texas
Gordon R. Schnell (1)(3)(4)	73	Director
Sydney, British Columbia
Victor Stobbe (2)(3)	64	Director
DeWinton, Alberta

Notes:

1)

Member of Corporate Governance and Nominating Committee.

2)

Member of Compensation Committee.

3)

Member of Audit Committee.

4)

Member of Environment, Health & Safety Committee.

The directors are elected annually at the Company’s annual general meeting.  The 2006 annual general meeting will be held on May 2, 2006.  The following is a summary of the background of each director and member of the Company’s leadership team.

Michael S. West

Mr. West is Chairman, President and Chief Executive Officer of CE Franklin Ltd. He was appointed President and Chief Executive Officer and to CE Franklin's Board of Directors in January 2002 and was appointed Chairman in December 2003.  Mr. West has held executive positions in the oilfield supply and distribution business for nine (9) years. Prior to joining the oil and gas sector in 1996, he worked for 11 years in various capacities in the automotive aftermarkets industry.

James E. Baumgartner

Mr. Baumgartner is Vice President, Operations and has been with the Company since 2001.  Prior to joining CE Franklin Mr. Baumgartner was the General Manager for a competitor in the oilfield and industrial project supply distribution business.  He has over 25 years experience in distribution of pipe, valves and fittings to the energy industry in Canada as well as internationally.

Maurice (Ron) Brown

Mr. Brown is Vice President, Sales.  He joined the company in 2002 bringing with him over 22 years of experience in the oilfield distribution business.  Prior to joining CE Franklin Mr. Brown worked with Nutron/Flow Control as the Vice President and General Manager.  Mr. Brown also served with the RCMP in British Columbia for eight years.

Brent W. Greenwood

Mr. Greenwood is Vice President, Marketing and Supply.  He started his career with Franklin Supply in 1980 and has held various positions with the Company over the past 25 years.  Mr. Greenwood graduated from the University of Saskatchewan with a Masters of Arts in History and from the University of Calgary in 1999 with a Masters of Business Administration (MBA).

Ronald L. Koper

Mr. Koper is Vice President, Business Effectiveness and joined the Company in 2000.  He has worked with a variety of large and mid-sized corporations in the human resources and organizational development profession.  Mr. Koper graduated from the University of Calgary in 1984 with a Bachelor of Commerce degree.

Timothy M. Ritchie

Mr. Ritchie is Vice President, Strategic Initiatives.  He began his career with Franklin Supply in the field over 11 years ago and has progressively taken on roles that are more senior for the Company.  Mr. Ritchie graduated from the University of Lethbridge with a Bachelor of Arts in 1993 and in 2000 earned his Masters of Business Administration (MBA) from the University of Calgary.

Salvatore Secreti

Mr. Secreti is Vice President and Chief Financial Officer and joined the Company in January 2001.  Since leaving public practice in 1985, he has been the Controller or Chief Financial Officer at various public and private companies in a variety of industries.  Mr. Secreti graduated from the University of Calgary with a Bachelor of Commerce degree in 1981 and earned his Chartered Accountant (CA) designation in 1985.  On January 16, 2006, Mr. Secreti announced that he would be resigning as Vice President and Chief Financial Officer of the Company effective May 31, 2006.

Roderick H. Tatham

Mr. Tatham is Director of Customer Service and Quality.  He is responsible and accountable for the redesign and implementation of all business processes related to customer service and operational performance. Prior to joining CE Franklin in May 2002, he worked in various capacities as Manager of Business Process & Quality, Branch Manager, Quality Assurance Manager and Materials Coordinator.

David A. Dyck

Mr. Dyck was appointed to the Board in May 2004.  Mr. Dyck, a resident of Calgary, Alberta, is the Senior Vice President, Finance and Chief Financial Officer of Western Oil Sands. Prior to joining Western Oilsands in April 2000, Mr. Dyck spent 12 years with Summit Resources Limited where he served in successively senior roles, finally as Senior Vice-President Finance & Administration and Chief Financial Officer.  He is a member of the Alberta and Canadian Institutes of Chartered Accountants, the Financial Executives Institute, and is a Mentor with The Haskayne School of Business in Calgary.

John J. Kennedy

Mr. Kennedy was appointed to the Board of Directors of CE Franklin in May 1999.  He is currently President and Chief Executive Officer of Wilson, the distribution unit of Smith.  Previously, Mr. Kennedy was Senior Vice President and Chief Financial Officer of Smith.  Mr. Kennedy has worked in the energy industry for over 27 years in various executive and management positions.  Mr. Kennedy is a member of several professional bodies in both the United Kingdom and United States, including the Energy Institute and the Association of Corporate Treasurers.

S. Douglas Martin

Mr. Martin became a Director of Franklin Supply in 1993 and a Director of CE Franklin in 1995 and was Chairman of CE Franklin from October 2001 to December 2003. Mr. Martin has over 48 years of experience in the energy industry in both the United States and Canada. His broad range of experience has been with energy supply and distribution companies as well as exploration and production companies.  Mr. Martin graduated from the University of Oklahoma with a Bachelor of Business Administration.

Douglas L. Rock

Mr. Rock has been a Director of CE Franklin since 1999.  He began his career with Smith in 1974 and since then has held numerous positions. He has been Chairman and Chief Executive Officer of Smith since 1991.

Gordon R. Schnell

Mr. Schnell has been a Director of CE Franklin since 1995.  Mr. Schnell is the President of Monashee Spring Water (Calgary). Prior to this, he was the President and Chief Operating Officer of CE Franklin from 1995 to 1998. He started his career with Continental Supply Company in 1956 where he took on increasingly senior roles and eventually became the President and Chief Operating Officer of Continental Emsco Company Limited in 1988.

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

B.

Compensation

The following table sets forth the compensation paid by the Company to the Chairman, President and Chief Executive Officer, the Vice President and Chief Financial Officer and the three next highly compensated executive officers whose total salary and bonus exceed $150,000 in 2005 and who served in such capacities at December 31, 2005 (collectively, the “Named Executive Officers”) for services rendered to the Company for the periods indicated:

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
					Securities	Restricted
					Under	Shares or
				Other Annual	Options/	Restricted	LTIP	All Other
Name and Principal		Salary	Bonus(1) Compensation(2)		SARs	Share	Payouts Compensation
Position	Year	($)	($)	($)	Granted (#)	Units ($)	($)	($)
Michael S. West	2005	350,000	426,740	23,827	52,405	--	--	--
Chairman,	2004	217,769	243,450	21,291	--	--	--	--
President and	2003	200,000	--	20,094	76,044	--	--	--
Chief
Executive Officer (3)
Salvatore Secreti	2005	190,000	171,950	22,182	38,430	--	--	--
Vice President	2004	191,632	178,000	21,274	--	--	--	--
and Chief Financial	2003	176,000	--	19,374	55,766	--	--	--
Officer(4)
Timothy M. Ritchie	2005	144,000	226,860	21,156	28,823	--	--	--
Vice President,	2004	138,600	134,300	19,875	--	--	--	--
Strategic Initiatives	2003	132,000	--	14,094	41,824	--	--	--
						--	--	--
Brent W. Greenwood	2005	131,000	226,860	20,750	26,203	--	--	--
Vice President,	2004	126,000	121,550	18,677	--	--	--	--
Marketing and	2003	120,000	--	14,094	38,022	--	--	--
Supply						--	--	--
						--	--	--
James E. Baumgartner	2005	160,000	226,860	17,288	26,203	--	--	--
Vice President,	2004	126,000	121,550	14,664	--	--	--	--
Operations	2003	120,000	--	13,200	38,022	--	--	--

(1)

Bonus amounts are disclosed in the year in which they are earned, not in the year in which they were paid.

(2)

For 2005, amounts in this column include $9,600 for a car allowance, $4,610 for parking and $9,617 for contributions to a group RRSP plan for Mr. West; $9,600 for a car allowance, $4,610 for parking and $7,972 for contributions to a group RRSP plan for Mr. Secreti; $9,600 for a car allowance, $3,868 for parking and $7,688 for contributions to a group RRSP plan for Mr. Ritchie; $9,600 for a car allowance, $4,610 for parking and $6,540 for contributions to a group RRSP for Mr. Greenwood; and $9,600 for a car allowance and $7,688 for contributions to a group RRSP plan for Mr. Baumgartner.

(3)

Mr. West was appointed Chairman on December 31, 2003.

(4)

Mr. Secreti announced that he will resign from the Corporation effective May 31, 2006.

Aggregate Option Exercises During 2005 and Option Values at December 31, 2005

The following table sets forth information in respect of the aggregate stock options exercised by the Named Executive Officers during 2005 and the value of unexercised, in-the-money options as at December 31, 2005.  The actual value of the unexercised in-the-money options will be determined by the market price of the Corporation’s common shares on the date such options may be exercised by any of the Named Executive Officers. There is no assurance that the values of such in-the-money options shown in this table will be realized.

					Value of Unexercised in-the-Money
			Unexercised Options/SARs at		Options/SARs at December 31,
			December 31, 2005		2005(1)
	Securities	Aggregate
	Acquired on	Value Realized	Exercisable	Unexercisable	Exercisable
Name	Exercise (#)	($)	(#)	(#)	($)	Unexercisable ($)
Michael S. West	180,000	2,191,604	82,444	77,500	1,044,116	938,931
Salvatore Secreti	62,907	523,174	97,446	56,833	1,258,123	688,545
Timothy M. Ritchie	37,987	384,493	56,161	42,625	730,328	516,411
Brent W. Greenwood	37,572	497,414	53,614	38,750	696,198	469,464
James E. Baumgartner	10,000	123,300	81,223	38,750	1,044,071	469,464

(1)

The "Value of Unexercised In-The-Money Options at December 31, 2005" was calculated by determining the difference between the market value of the securities underlying the option at the end of the financial year and the exercise price of such options.  At the end of the most recently completed financial year, the closing price of the Company's common shares on the Toronto Stock Exchange was $16.10.

Stock Options Granted During 2005

		% of Total
		Options/SARs		Market Value of Securities
	Securities Under	Granted to	Exercise or	Underlying Options/SARs
	Options/SARs	Employees in	Base Price	on the Date of Grant
Name	Granted (#)	Financial Year	($/Security)	($/Security)	Expiration Date
Michael S. West	52,405	12.7	4.60	4.60	January 11, 2015
Salvatore Secreti	38,430	9.3	4.60	4.60	January 11, 2015
Timothy M. Ritchie	28,823	7.0	4.60	4.60	January 11, 2015
Brent W.Greenwood	26,203	6.3	4.60	4.60	January 11, 2015
James E. Baumgartner	26,203	6.3	4.60	4.60	January 11, 2015

Employment Contracts

The Company has entered into employment contracts with the Chairman, President and Chief Executive Officer and the Vice President and Chief Financial Officer that provides for payment of up to 24 months and 12 months; respectively, salary if employment is terminated without cause.  Mr. Secreti’s resignation from the Company will not entitle him to a termination payment under his contract.

Mr. West’s employment contract also entitles him to terminate his employment and receive a payment of 24 months salary in the event that certain change of control provisions are triggered.

Compensation of Directors

Mr. West, President and Chief Executive Officer of the Company, does not receive any additional compensation for being a member and Chairman of the Board of Directors for the Company.  In addition, Mr. Rock and Mr. Kennedy, as nominees of Smith, do not receive compensation for being members of the board of Directors of the company.

During 2005, directors were compensated based on a flat fee of $12,000 plus meeting fees for which they were in attendance of $1,000 per meeting for board meetings, $750 per meeting for committee meetings, and $250 for meetings that they were in attendance by phone.

In addition, during 2004 and 2005 a special committee was established to evaluate the proposed transaction to purchase Wilson from Smith.  The discussions with respect to this acquisition terminated on April 4, 2005.  Mr. Stobbe and Mr. Dyck were each paid a flat fee of $21,250 and $20,500 respectively, in 2005 and $40,000 in 2004 as members of the special committee.

Mr. Schnell and Mr. Martin were paid $27,750 and $23,250 in 2005, respectively.  Mr. Dyck and Mr. Stobbe were paid $48,000 and $50,750 respectively (including Special Committee fees).  Directors are also reimbursed for their expenses incurred in respect of each meeting of the directors or special service.

Employees of the Company receive no additional compensation for acting as directors of the Corporation.  During 2005 Directors who are not officers of the Corporation or an affiliate of the Corporation were granted 80,000 options to purchase common shares at a grant price of $4.60 per share.  No compensation was paid to any director of the Corporation for their services as consultants or experts to the Corporation.

Mr. Schnell and Mr. Martin will be retiring from the Board of Directors effective May 2, 2006, and therefore will not be standing for re-election.  The board has agreed to vest, as of May 2, 2006, all 35,050 of their stock options to purchase Common Shares.

C.

Board practices

Directors are elected at each annual meeting to hold office for a term expiring at the close of the next annual meeting of shareholders.  No specific term of office is applicable to executive officers; however, they are normally re-appointed annually.  The last annual meeting was held May 3, 2005, and the next annual meeting is expected to be held on May 2, 2006.

The attendance record for each director for all Board of Directors meetings held for the financial year ended December 31, 2005, is set out below.

Number of Meetings Attended

					Corporate
					Governance and	Environment,
	Board of		Audit	Compensation	Nominating	Health and
Name of Director	Directors		Committee	Committee	Committee	Safety Committee
Michael S. West	7 of	7	N/A	N/A	N/A	N/A
David A. Dyck	7 of	7	7 of 7	1 of 1	1 of 1	N/A
John J. Kennedy	2 of	7(1)	N/A	N/A	N/A	1 of 1
S. Douglas Martin	7 of	7	N/A	N/A	N/A	1 of 1
Douglas L. Rock	0 of	7(1)	N/A	0 of 1(1)	1 of 1	N/A
Gordon R. Schnell	7 of	7	7 of 7	N/A	1 of 1	1 of 1
Victor J. Stobbe	7 of	7	7 of 7	1 of 1	N/A	N/A

(1) Messrs. Rock and Kennedy did not attend Board of Directors or Committee meetings while CE Franklin was in discussions with Smith with respect to the proposed acquisition of Wilson from Smith.

Board Committees

The Board has established four committees: the Audit Committee; the Compensation Committee; the Corporate Governance and Nominating Committee; and the Environment, Health and Safety Committee. The Company does not have an Executive Committee and utilizes in its place ad hoc committees on an as required basis.

The following is a brief description of the mandate and composition of each Committee other than the special committee.

Audit Committee

The Audit Committee is composed entirely of independent directors - David A. Dyck, Gordon R. Schnell and Victor J. Stobbe. The Audit Committee is responsible for, among other matters, reviewing the Company's financial reporting process (including reviewing annual and quarterly Financial Statements) and enquiring as to the adequacy of internal controls. Although it is management's responsibility to design and implement an effective internal control system, the Audit Committee ensures that management has properly done so. The Audit Committee is also responsible for reviewing the performance of external auditors. The Audit Committee has direct communication channels with the Company's external auditors and meets with them on a regular basis without management of CE Franklin present.  The Audit Committee met seven times during 2005.

Compensation Committee

The Compensation Committee is composed of independent directors, being David A. Dyck and Victor J. Stobbe; and Douglas L. Rock, who is a representative of Smith.  The Compensation Committee is responsible for, among other matters, formulating and making recommendations to the Board on compensation issues relating to the directors and senior management, including establishing the compensation philosophy, reviewing the performance of the Chief Executive Officer, and recommending compensation for the Chief Executive officer and the leadership team. The Compensation Committee also approves the terms and granting of stock options to the leadership team and employees of the Company. The Compensation Committee met once in 2005.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is comprised of two independent directors being David A. Dyck and Gordon R. Schnell; and Douglas L. Rock who is a representative of Smith.  The Corporate Governance and Nominating Committee is responsible for, among other matters: monitoring and managing the corporate governance process of the Board, including recommending the number of directors to be elected; recommending nominees, including candidates to fill vacancies; and reviewing the performance and effectiveness of the Board and each member of the Board. The Corporate Governance and Nominating Committee assesses the suitability of potential candidates by way of a selection assessment that includes a wide array of factors deemed appropriate all in the context of the perceived needs of the Board and the Corporation at the time.  The Company provides formal education programs for new directors and provides such orientation and information as individual directors may request on an ongoing basis.  The Corporate Governance and Nominating Committee met once in 2005.

Environment, Health and Safety Committee

The Environment, Health and Safety Committee is comprised of two independent directors being Gordon R. Schnell and S. Douglas Martin; and John J. Kennedy, who is a representative of Smith.  The Environment, Heath and Safety Committee is responsible for, among other matters, monitoring the management of the Company's environmental, health and safety risks, liabilities, policies, practices and procedures. The Environment, Health and Safety Committee met once during 2005.

Expectation of Management

The Board relies on management to provide the information that the Board requires to properly perform its duties and expects management to keep it apprised of matters affecting the Company, significant risks and opportunities available to the Company. While the Board has not established specific position descriptions for the Board, Chairman and Chief Executive Officer, determined specific corporate objectives that the Chief Executive Officer is responsible for meeting or adopted a written mandate, the Board does not feel that the lack of such specific descriptions, objectives or mandate compromises the effectiveness of the governance of the Company. Due to the relatively small size of the Board and of the Company, the effectiveness of management generally and of the Chief Executive Officer specifically can be determined on a more informal basis.

Shareholder Feedback

The Company has one employee, Cheryl Bourget, Executive Assistant, with designated responsibility for investor relations. Every shareholder enquiry receives a prompt response and significant shareholder concerns are reported to management and, where appropriate, the Board.

D.

Employees

Year	Number of Employees as at December 31,	% in Field	% in Head Office
2005	383	80%	20%
2004	328	82%	18%
2003	291	79%	21%

As of December 31, 2005, the Company had 383 employees, including part-time and hourly, all employed in Canada.  The Company does not anticipate any material changes in its employee structure.  CE Franklin’s personnel are not unionized, and there is very little union activity in the Canadian oilfield supply industry.  The Company does not employ a significant number of temporary employees.

E.

Share ownership

As at March 22, 2006 no individual Director or individual listed under item 6A holds greater than 1% of the common shares outstanding.

Options Granted.  As at March 22, 2006, the following options were outstanding under the Company’s 2001 stock option plan:

Holder	Number of Options	Exercise Price - Cdn$	Date of Grant	Expiry Date
Directors
(current)(1)	20,217	3.50	January 1, 2002	January 1, 2012
	57,928	3.49	December 13, 2002	December 13, 2012
	45,994	2.70	December 12, 2003	December 12, 2013
	125,805	4.60	January 11, 2005	January 11, 2015
	249,944
Employees	4,200	3.28	August 20, 2001	August 20, 2011
	79,628	3.50	January 1, 2002	January 1, 2012
	213,510	3.49	December 13, 2002	December 13, 2012
	20,770	3.30	February 17, 2003	February 17, 2013
	375,123	2.70	December 12, 2003	December 12, 2013
	274,865	4.60	January 11, 2005	January 11, 2015
	2,010	4.90	January 26, 2005	January 26, 2015
	500	7.20	February 2, 2005	February 2, 2015
	970,606
TOTAL	1,220,550

The Company’s stock option plan (the “Plan”) was established on September 14, 1993 and was amended on November 21, 1994, October 24, 1995, September 10, 1996, February 12, 1998, April 30, 1998 and May 1, 2001.  The total number of common shares available to be issued under the Plan is 2,240,925 common shares.  The Plan provides that the Board of Directors of the Company may grant options, subject to the terms of the Plan, to directors, officers and employees of, and to persons and corporations who provide management or consulting services to, the Company and its subsidiaries.  All stock options after issue vest one-third per year commencing on the first anniversary date after grant.  As at December 31, 2005, the Board of Directors may grant an additional 299,419 options to purchase common shares.

(1)

The number of options held by Directors includes Michael West, Chairman, President and Chief Executive Officer.

Item 7:

Major Shareholders and Related Party Transactions

A.

Major shareholders

The following table sets forth information, as of March 22, 2006, ownership of the Company’s outstanding voting securities by any person known by the Company to own more than 5% of such voting securities:

Title of Class	Identity of Group	Amount Owned	Percent of Class(1)
Common shares	Smith International	9,524,882(2)	53.3
Common shares	Bear Stearns Asset Management Inc.	1,183,131(3)	6.6

(1)

Percentage ownership is based on 17,879,040 shares of common shares outstanding as of March 22, 2006.

(2)

Based on confirmation received from Smith.

(3)

See Bear Stearns Asset Management Inc. SEC filing of SC 13G February 14, 2006.

At March 22, 2006, Smith held 53.3% of the issued and outstanding shares of CE Franklin.  Smith has, by virtue of holding over 50% of the outstanding common shares, the power to elect the board of directors of the Company; however, it has agreed that at least two independent directors will be elected.  Smith has the same per share voting rights as other shareholders.

F.

Related party transactions

Messrs. Douglas L. Rock and John L. Kennedy, directors of the Corporation, are directors or officers of, or otherwise interested in, Smith.

The Company is the exclusive distributor of bottom hole pump production equipment manufactured by Wilson, a wholly-owned subsidiary of its principal shareholder, Smith, which owns 53.3% of the Company’s outstanding common shares.  The transactions are in the normal course of business and at commercial rates.  Included in inventory at December 31, 2005 and December 31, 2004 was $3,166,000 and $3,185,000, respectively, of this bottom hole pump production equipment purchased from Wilson.  For the years ended December 31, 2005, 2004 and 2003, cost of sales includes $7,830,000, $6,427,000 and $6,612,000, respectively, relating to the inventory purchased from Wilson.  Accounts payable and accrued liabilities, which are non-interest bearing and are payable within commercial supplier payment terms, include $1,083,000 and $930,000 for the years ended December 31, 2005 and 2004, respectively, owing to Wilson.  As at December 31, 2004 accounts receivable includes $1,840,000 owing from Smith which relates to acquisition costs incurred by the Company.  In 2005 the proposed transaction was discontinued and the amounts owing were reimbursed.

C.

Interests of Experts and Counsel

Not applicable.

Item 8:

Financial Information

CE Franklin’s financial statements are stated in Canadian Dollars (Cdn. $) and are prepared in accordance with Canadian GAAP with reconciliation to U.S. GAAP included under Note 17 to the financial statements under Item 18.  In this Form 20-F, unless otherwise specified, all amounts are expressed in Canadian dollars.

A.

 Financial Statements and Other Financial Information

The financial statements of CE Franklin as at and for the Years Ended December 31, 2005, 2004 and 2003, are audited by PricewaterhouseCoopers LLP and include the following:

•

Management’s Report dated February 2, 2006

•

An Auditors’ Report dated February 2, 2006

•

Balance Sheets as at December 31, 2005 and 2004

•

Statements of Changes in Shareholders’ Equity for the years ended December 31, 2005, 2004 and 2003

•

Statements of Operations for the years ended December 31, 2005, 2004 and 2003

•

Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003

•

Notes to the financial statements

See Part III, Item 18 for detailed information.

Dividend Distributions

In accordance with the terms and conditions of the Company’s credit facility with its primary lender, holders of common shares are not entitled to receive dividends without prior approval of the Company’s primary lender.

B.

Significant Changes

There have been no significant changes since December 31, 2005.

Item 9:

The Offer and Listing

A.

Offer and Listing Details

The following table sets forth the reporting of the high and low closing prices for the CE Franklin shares on the TSX an the AMEX for the periods indicated.

		Toronto Stock Exchange ($CDN)		American Stock Exchange ($US)
		High	Low	High	Low
2001		6.85	2.62	4.62	1.65
2002		5.08	3.10	3.34	1.95
2003		3.10	2.61	2.36	1.98
2004		5.88	2.70	4.58	2.19
2005	First Quarter	9.03	4.58	7.24	3.75
	Second Quarter	9.00	5.85	7.17	4.88
	Third Quarter	13.77	8.79	11.88	7.47
	Fourth Quarter	18.33	11.38	15.25	9.59
2005	July	10.50	8.90	8.55	7.47
	August	11.45	8.79	9.39	7.55
	September	13.77	10.47	11.88	8.88
	October	14.45	11.38	12.58	9.59
	November	14.83	12.09	12.47	10.23
	December	18.33	14.25	15.25	12.25
2006	January	19.40	16.42	17.04	14.10
	February	19.40	13.85	16.85	12.32

On March 22, 2006, the closing price for the Company’s common shares was Cdn. $15.50 per share on the TSX and US $13.21 per share on the AMEX.  As of, March 22, 2006, the Company had 17,879,040 of common shares outstanding and 45 holders of record of the common shares, of whom 24 were located in the United States, one was located in Mexico and 20 were located in Canada.

B.

Plan of Distribution

Not applicable.

C.

Markets

The Company’s common shares are traded on the Toronto Stock Exchange (TSX) under the symbol “CFT” and also on the American Stock Exchange (AMEX) under the symbol “CFK”.  The table above in Item 9A sets forth the range of high and low prices per share for the common shares on both the AMEX and TSX.  The Company was initially listed on the AMEX on November 18, 1993, and subsequently began trading on the TSX on September 26, 1996.

D.

Selling shareholders

Not applicable.

E.

Dilution

Not applicable.

F.

Expenses of the issue

Not applicable.

Item 10:

Additional Information

A.

Share capital

Not applicable.

B.

Memorandum and articles of association

The Company was created by an amalgamation pursuant to the Business Corporations Act (Alberta) (“ABCA”) on December 20, 1997.  On February 1, 2002 the Company amalgamated with its wholly owned subsidiary CEF Technologies Ltd.

The Articles of the Company place no restrictions on business the Company may carry on.

The Articles of the Company and By-Law No. 1 of the Company may be viewed at the Company's registered office, which is 3700, 400 – 3rd Avenue S.W., Calgary, Alberta, T2P 4H2.

Directors

Directors need not hold shares in the Company to qualify and be appointed or elected as a director of the Company.  The Articles of the Company provide that the minimum number of directors of the Company shall be one and the maximum number of directors of the Company shall be 15.

Pursuant to the ABCA, the directors of the Company are required to disclose to the board of the directors of the Company any personal interest that they may have in any material contract prior to the approval of such contract and are required to abstain from voting as a director for the approval of such contract.  A director's compensation must be approved by ordinary resolution of the board of directors and the directors are permitted to vote on their own compensation.  Any new credit arrangements with lenders must be approved by ordinary resolution of the board of directors.

Every director of the Company is entitled to be indemnified out of the assets of the Company against all costs, charges and expenses, including any amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director of the Company.

Shareholders’ Rights

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

Holders of the preferred shares are not entitled to vote except at meetings of the holders of preferred shares or as required by the ABCA.  The holders of the preferred shares are entitled to dividends in priority to the holders of common shares.  Upon liquidation, dissolution or winding up of the Company or other distribution of assets of the Company, holders of preferred shares shall be entitled to receive payments or distributions before any amount shall be paid or distributed to the holders of the common shares.

Amendments to the rights of the shareholders of the Company can only be effected by alteration of the Articles of the Company, which requires a special resolution of the shareholders of the Company.  There are no limitations on the rights to own securities of the Company other than pursuant to the Investment Canada Act (Canada) described elsewhere in this Form 20-F.

Shareholders Meetings

The requirements to hold meetings of the shareholders of Company are prescribed by the ABCA and By-Law No. 1 of the Company and the Articles of the Company.  Shareholders meetings may be held at any place within the Province of Alberta or in Toronto, New York, Chicago or San Francisco.  The time and place of shareholders meetings is determined by a resolution of the board of directors.

In certain circumstances, and subject to the provisions of the ABCA, shareholders may requisition a meeting of the shareholders without a resolution of the board of directors of the Company.

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

C.

Material contracts

See Note 4 “Bank Operating Loan” to the Company’s December 31, 2005 financial statements included under Item 18 for a description of the Company’s bank operating loan.

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

Non-Resident Holders will not be subject to Canadian federal income tax on dispositions of common shares unless such holder, together with non-arm’s length persons, owned 25% or more of the shares of any class of capital stock of the Company at any time within the previous 5 years.  Where the Non-Resident Holder, together with such non-arm’s length persons, has held 25% or more of the shares of any class of capital stock of the Company in the previous 5 year period, such holder will be subject to Canadian income tax on such dispositions unless the applicable tax treaty (if any) between Canada and the country in which such holder resides provides that Canadian income tax is not applicable.  The

Canada-U.S. Income Tax Convention (1980) (the “Canada-US Treaty”) provides that Canadian income tax will not be applicable on a disposition of common shares by a holder thereof who is resident in the United States for the purposes of the Canada-U.S. Treaty.

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

F.

Dividends and paying agents

Not applicable.

G.

Statements by experts

Not applicable.

H.

Documents on display

The articles of the Company and By-Law No. 1 of the Company and the other documents referred to in this Form 20-F may be viewed at the Company’s registered office which is 3700, 400 – 3rd Avenue S.W., Calgary, Alberta, Canada, T2P 4H2.

I.

Subsidiary Information

Not applicable.

Item 11:

Quantitative and Qualitative Disclosures about Market Risk

Quantitative Information about Market Risk

As at December 31, 2005
(thousands of Canadian dollars)	2006	2007	2008	2009	2010	Total	Fair Value
Liabilities
Bank operating loan	$ 29,062	$ -	$ -	$ -	$ -	$ 29,062	$ 29,062
Average interest rate	Cdn. Prime plus 0.5% to Cdn. prime plus 0.875% up to $60.0 million
Obligations under capital lease	$ 217	$ 186	$ 179	$ 73	-	$ 655	$ 703
Average fixed interest rate	7%	8%	9%	8%	-	8%	5.5%

The Company finances its working capital requirements with a 364 day bank operating loan facility in the amount of $60.0 million (2004 – $50.0 million).  Amounts drawn against this facility bear interest at rates between prime plus 0.5% and prime plus 0.875% (2004 – prime plus 0.875%).  The prime rate as at December 31, 2005 was 5.00% (2004 – 4.25%).  The weighted average interest rate as at December 31, 2005 was 5.55% (2004 – 5.15%).

Obligations under capital leases are payable in equal monthly installments of $26,000 including principal and interest at various rates up to 8%.

Qualitative Information about Market Risk

The Company is exposed to market risks from changes in the Canadian prime interest rate and foreign exchange rates with respect to the Canadian dollar and the U.S. dollar.  The Company will enter into foreign currency forward exchange contracts with financial institutions to fix the value of liabilities on future commitments.  The Company entered into such contracts in 2005, the impact of which were not considered material.  No contracts were outstanding as at December 31, 2005.

The Company has exposure to interest rate fluctuations on its demand operating loan.  The Company has, in the past, entered into interest rate contracts to hedge its interest rate risk associated with the demand-operating loan.  No such contracts were in place for 2005, 2004 or 2003.  The Company does not use financial instruments for speculative purposes.

As at December 31, 2005 there were no unrecognized gains or losses associated with the above instruments.

Item 12:

Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13:

Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14:

Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15:

Controls and Procedures

The Company maintains disclosure controls and procedures and internal control over financial reporting designed to ensure that information required to be disclosed in the Company’s filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time frame specified in the Securities and Exchange Commission’s rules and regulations.  CE Franklin’s principal executive and financial officers have evaluated the Company’s disclosure controls and procedures as at December 31, 2005 and have determined that such disclosure controls and procedures are effective.  A control system, no matter how well designed and operated cannot provide absolute assurance that all control issues and instances of fraud, if any, with the Company have been detected.

There were no significant changes in the Company’s internal control over financial reporting or in other factors that could significantly affect internal control over financial reporting subsequent to the evaluation date.

Item 16:

Reserved

Item 16A:

Audit Committee Financial Expert

The Company’s audit committee has two financial experts, Mr. David Dyck and Mr. Victor Stobbe.  Both are considered independent directors.

Item 16B:

Code of Ethics

The Company has adopted a formal written code of ethics for its principal executive, financial and accounting officers, as well as the Company’s leadership team.

For a copy of the code of ethics please email info@cefranklin.com or visit www.cefranklin.com.

Item 16C:

Principal Accountant Fees and Services

The following table discloses accounting fees and services of the Company:

Year-Ended December 31,	2005	2004
	(thousands of Cdn. Dollars)
Audit fees(1)	$231	$173
Audit related fees(2)	39	163
Tax fees(3)	197	52
	$467	$388

(1)

Audit fees include professional services for the audit of financial statements, review of quarterly financial statements and annual filing documents.  The Audit Committee approved 100% of these fees.

(2)

Audit related fees consist of due diligence services provided for the proposed transaction to acquire Wilson and services performed in 2005 in connection with compliance with section 404 of the Sarbanes-Oxley Act.  The Audit Committee approved 100% of these fees.

(3)

Tax fees include professional services with respect to reviewing tax returns, tax advice, tax planning and tax due diligence services provided for the proposed transaction to acquire Wilson.  The Audit Committee approved 100% of these fees.

The Company’s audit committee policy states all auditing services and non-audit services provided to the Company by the Company’s auditors shall, to the extent and in the manner required by applicable law or regulation, be pre-approved by the Audit Committee of the Company.  In no circumstances, shall the Company’s auditor provide any non-audit services that are prohibited by applicable law or regulation.

Item 16D:

Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E:

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17:

Financial Statements

See Item 18.

Item 18:

Financial Statements

MANAGEMENT’S REPORT

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

Management acknowledges responsibility for the integrity of its financial information. Where appropriate, management has made informed judgments and estimates in accounting for transactions, which were not complete at the balance sheet date.  The Company maintains disclosure controls and procedures and internal controls designed to ensure that information required to be disclosed in the financial statements and annual report is recorded, processed, summarized and reported properly.  CE Franklin’s Chief Executive Officer and Chief Financial Officer evaluated the Company’s disclosure controls and procedures as at December 31, 2005 to ensure that such disclosure controls and procedures are effective.  There were no significant changes in the Company’s internal controls or in other factors that could significantly affect those controls subsequent to the evaluation date.

The Board of Directors has appointed an Audit Committee that consists of three directors who are not officers or employees of the Company and have no direct or indirect material relationship with the Company.  The committee meets with management and the Company’s external auditors to discuss internal control, accounting policies and financial reporting matters. The Audit Committee has reviewed the financial statements. The Board of Directors has approved the financial statements on the recommendation of the Audit Committee.

"signed"

"signed"

Michael West	Salvatore Secreti
Chairman, President and CEO	Vice President and Chief Financial Officer
February 2, 2006	February 2, 2006

AUDITORS’ REPORT

To the Shareholders of CE Franklin Ltd.

We have audited the balance sheets of CE Franklin Ltd. as at December 31, 2005 and 2004 and the statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

"signed"

Calgary, Alberta, Canada

PricewaterhouseCoopers LLP

February 2, 2006

Chartered Accountants

CE Franklin Ltd.

Balance Sheets

As at December 31

(in thousands of Canadian dollars)

	2005	2004
Assets
Current assets
Accounts receivable (note 2 and 12 )	96,508	66,573
Inventories (note 12 )	80,482	64,282
Other	2,998	552
	179,988	131,407
Property and equipment (note 3 )	3,537	6,097
Goodwill	7,765	7,765
Future income taxes (note 7)	1,038	-
Other	180	240
	192,508	145,509
Liabilities
Current liabilities
Bank overdraft	14,090	5,270
Bank operating loan (note 4 )	29,062	26,140
Accounts payable (note 12 )	29,575	29,381
Accrued liabilities (note 5 and 12 )	35,354	26,136
Income taxes payable	7,840	3,074
Current portion of obligations under capital lease (note 6 )	217	204
	116,138	90,205
Obligations under capital lease (note 6 )	438	626
Future income taxes (note 7 )	-	612
	116,576	91,443
Commitments and contingencies (note 13 )
Shareholders’ equity
Capital stock (note 8 )	21,914	19,335
Contributed surplus	14,281	13,858
Retained earnings	39,737	20,873
	75,932	54,066
	192,508	145,509

The accompanying notes are an integral part of these financial statements.

Approved by the Board:
"signed" Victor J. Stobbe	Director
"signed" David A. Dyck	Director

CE Franklin Ltd.

Statements of Changes in Shareholders’ Equity

(in thousands of Canadian dollars, except number of shares)

	Capital Stock
	Number of		Contributed	Retained	Shareholders'
	Shares	$	Surplus	Earnings	Equity
December 31, 2002	17,178,696	19,268	13,566	14,337	47,171
Stock options granted (note 8)	-	-	36	-	36
Net income	-	-	-	421	421
December 31, 2003	17,178,696	19,268	13,602	14,758	47,628
Stock options excercised (note 8)	16,238	67	-	-	67
Stock options granted (note 8)	-	-	256	-	256
Net income	-	-	-	6,115	6,115
December 31, 2004	17,194,934	19,335	13,858	20,873	54,066
Stock options exercised (note 8)	609,620	2,579	(129)	-	2,450
Stock options granted (note 8)	-	-	552	-	552
Net income	-	-	-	18,864	18,864
December 31, 2005	17,804,554	21,914	14,281	39,737	75,932

The accompanying notes are an integral part of these financial statements.

CE Franklin Ltd.

Statements of Operations

For the years ended December 31

(in thousands of Canadian dollars, except shares and per share amounts)

	2005	2004	2003
Sales	482,403	338,701	257,125
Cost of sales	391,089	278,458	213,575
Gross Profit	91,314	60,243	43,550
Other expenses (income)
Selling, general and administrative expenses (note 9 )	55,303	44,299	36,416
Amortization	4,393	4,328	4,130
Interest expense	1,945	1,455	959
Foreign exchange loss (gain)	18	28	(523)
Other income	(10)	(12)	(226)
	61,649	50,098	40,756
Income before income taxes	29,665	10,145	2,794
Income tax expense (recovery) (note 7 )
Current	12,451	4,804	2,462
Future	(1,650)	(801)	(968)
	10,801	4,003	1,494
Income from continuing operations	18,864	6,142	1,300
Loss from discontinued operations (note 10 )	-	(27)	(879)
Net income for the year	18,864	6,115	421
Net income per share
Continuing operations
Basic	1.09	0.36	0.07
Diluted	1.01	0.35	0.07
Discontinued operations
Basic	-	0.00	(0.05)
Diluted	-	0.00	(0.05)
Net income per share
Basic	1.09	0.36	0.02
Diluted	1.01	0.35	0.02
Weighted average number of shares outstanding
Basic	17,326,637	17,187,720	17,178,696
Diluted	18,680,002	17,605,599	17,233,326

The accompanying notes are an integral part of these financial statements.

CE Franklin Ltd.

Statements of Cash Flows

For the years ended December 31

(in thousands of Canadian dollars)	2005	2004	2003
Cash flows from operating activities
Income from continuing operations	18,864	6,142	1,300
Items not affecting cash
Amortization	4,393	4,328	4,130
Gain on disposal of property and equipment	(9)	(6)	(223)
Future income tax recovery	(1,650)	(801)	(968)
Increase (decrease) in inventory write-downs	(207)	1,528	450
Stock options granted (note 8 )	552	256	36
	21,943	11,447	4,725
Net change in non-cash working capital balances related to
operations (note 11)	(35,317)	(24,232)	(676)
Net cash flow from continuing operations	(13,374)	(12,785)	4,049
Net cash flow from discontinued operations (note 10 )	-	(26)	560
	(13,374)	(12,811)	4,609
Cash flows from financing activities
Issuance of capital stock	2,450	67	-
Increase in bank operating loan	2,922	2,772	1,868
Increase (decrease) in bank overdraft	8,820	5,270	(1,166)
Decrease in obligations under capital lease	(261)	(327)	(343)
Net cash flow from continuing operations	13,931	7,782	359
Net cash flow from discontinued operations (note 10 )	-	-	18
	13,931	7,782	377
Cash flows from investing activities
Purchase of property and equipment	(587)	(861)	(581)
Proceeds on disposal of property and equipment	30	50	247
Proceeds on sale of compression operations (note 10 )	-	961	538
Other	-	-	(300)
Net cash flow from continuing operations	(557)	150	(96)
Net cash flow from discontinued operations (note 10 )	-	(2)	(9)
	(557)	148	(105)
Change in cash and cash equivalents during the year	-	(4,881)	4,881
Cash and cash equivalents – beginning of year	-	4,881	-
Cash and cash equivalents – end of year	-	-	4,881
Cash paid during the year
Interest on bank operating loan	1,899	1,419	1,077
Interest on obligations under capital lease	46	50	36
Income taxes	7,685	3,249	356

The accompanying notes are an integral part of these financial statements.

CE Franklin Ltd.

Notes to Financial Statements

December 31, 2005, 2004 and 2003

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

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of sales and expenses during the reporting periods.

Management believes the most significant estimates and assumptions are associated with the valuation of accounts receivable, inventories, future tax assets (liability), stock based compensation and goodwill.  If the underlying estimates and assumptions, upon which the financial statements are based, change in future periods, actual amounts may differ from those included in the accompanying financial statements.

Basis of presentation

On March 31, 2004, the Company sold its remaining 50% interest in its small horsepower compression operations to its joint venture partner for cash proceeds of $961,000 (see note 10).

On January 31, 2003 the Company transferred the property and equipment and operations of its small horsepower compression operations into a wholly owned subsidiary.  Subsequently, a 50% interest in this subsidiary was sold for cash proceeds of $538,000.

Allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts to provide for receivables which may ultimately be uncollectible.  Reserves are determined in light of a number of factors including customer specific conditions, economic events and the Company’s historical loss experience.

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

December 31, 2005, 2004 and 2003

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

Property and equipment

Property and equipment are recorded at cost less related accumulated amortization.  The Company provides for amortization of property and equipment using rates as follows:

Buildings	5% to 10%	straight line
Leasehold improvements	over the term of the lease	straight line
Computer equipment and software	15% to 33%	straight line
Equipment and machinery	10% to 100%	straight line
Furniture and office equipment	15% to 20%	straight line
Automotive equipment	30%	straight line

Assets held under capital lease are amortized by the straight-line method over the term of the lease or the estimated useful life of the assets; whichever is shorter.

The Company reviews property and equipment for impairment, whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  If an evaluation is required, the estimated undiscounted future cash flows associated with the asset will be compared to the asset’s carrying amount to determine if an impairment exists.

Goodwill and other intangibles

Goodwill represents the excess of the cost over the fair value of net assets acquired related to an acquisition.  In accordance with generally accepted accounting principles goodwill is not amortized but instead evaluated annually for a permanent impairment, or when events and circumstances indicate that there might be an impairment.  The goodwill valuation is prepared during the second quarter of each calendar year, and is valued using a multiple of cash flow and earnings.

Intangible assets are amortized on a straight line basis over the periods expected to be beneficial from the intangible asset.  The intangible asset recorded under other assets in the Balance Sheets is comprised of a five-year exclusive distribution agreement to sell certain products.

Revenue recognition

The Company’s revenue, which is comprised of product sales, is generally subject to contractual arrangements, which specify price and general terms and conditions.  The Company recognizes product sales when title and the related risk of loss transfers to the customers.

Vendor rebates

Vendor rebates consist of volume discount incentives earned in the purchase of selected products during the year from specified vendors.  These discounts are based on contractual agreements with the vendors which outline price, volume and general terms and conditions.  The Company recognizes vendor rebates as a reduction of cost of sales.

Freight

The Company incurs freight expenses related to purchasing its inventory from vendors and shipping its product to its customers.  All freight expenses, net of reimbursements from customers, are included as a component of cost of goods sold in the statements of operations.

Earnings per share

Earnings per share is computed based on the weighted average basic number of shares outstanding for the period. Diluted earnings per share have been calculated using the treasury stock method, whereby diluted earnings per share are calculated as if options were exercised at the beginning of the year and funds received were used to purchase the Company’s common shares on the open market.

CE Franklin Ltd.

Notes to Financial Statements

December 31, 2005, 2004 and 2003

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

Stock options

The Company operates a stock option plan that is described in note 8b.  As of January 1, 2003 the Company adopted prospectively, the fair value method of accounting for common share options granted.  Under this method, the Company recognizes a compensation expense based on the fair value of the options on the date of grant which is determined by using the Black-Scholes options pricing model.  The fair value of the options is recognized over the vesting period of the options granted as compensation expense and contributed surplus.  The contributed surplus balance is reduced as options are exercised and the amount initially recorded for the options in contributed surplus is credited to capital stock.

In accordance with the transitionary provisions of this new accounting pronouncement, no compensation expense is recorded for stock options awarded prior to January 1, 2003 and the Company has continued to apply the intrinsic method of accounting for stock options granted (see note 8b).  The consideration paid by option holders on the exercise of these options is and will be credited to capital stock.

2.

Accounts Receivable

As at December 31	2005	2004
Trade	92,136	63,017
Allowance for doubtful accounts	(625)	(544)
	91,511	62,473
Due from related party (note 12)	-	1,840
Other	4,997	2,260
	96,508	66,573

Concentration of credit risk

The majority of the Company’s sales are generated from customers in the energy sector, which includes major multi-national and independent oil companies, pipeline companies and contract drilling companies operating in Canada.

The Company’s sales are derived from uncollateralized customer sales.  The significant energy industry concentration in Canada has the potential to impact the Company’s exposure to credit risk, either positively or negatively, because customers may be similarly affected by changes in economic or other conditions.  The Company has experienced limited credit losses on such accounts receivable.

CE Franklin Ltd.

Notes to Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

3.

Property and Equipment

		Accumulated
As at December 31, 2005	Cost	Amortization	Net
Land, buildings and leasehold improvements	4,112	2,985	1,127
Computer equipment and software	22,135	20,685	1,450
Equipment and machinery	4,207	3,526	681
Furniture and office equipment	1,735	1,456	279
Automotive equipment	40	40	-
	32,229	28,692	3,537
		Accumulated
As at December 31, 2004	Cost	Amortization	Net
Land, buildings and leasehold improvements	4,195	2,872	1,323
Computer equipment and software	21,779	17,890	3,889
Equipment and machinery	3,401	2,708	693
Furniture and office equipment	1,575	1,383	192
Automotive equipment	40	40	-
	30,990	24,893	6,097

Included in computer equipment and software at December 31, 2005 is leased computer equipment with a cost of $1,048,000 (2004 – $962,000) and related accumulated amortization of $439,000 (2004 – $193,000).

4.

Bank Operating Loan

The Company finances its working capital requirements with a 364 day bank operating loan facility in the amount of $60.0 million (2004 – $50.0 million).  Amounts drawn against this facility bear interest at rates between prime plus 0.5% and prime plus 0.875% (2004 – prime plus 0.875%).  The prime rate as at December 31, 2005 was 5.00% (2004 – 4.25%).  The weighted average interest rate as at December 31, 2005 was 5.55% (2004 – 5.15%).  The maximum amount available under this facility is subject to a borrowing base formula applied to accounts receivable and inventories.  As at December 31, 2005, the maximum available under this facility, based on the borrowing base formula, was $60.0 million (2004 – $50.0 million).

The facility is collateralized by general security agreement covering all present and after-acquired property of the Company including accounts receivable, inventories and property and equipment.

This facility contains certain restrictive covenants which include, among others, maintenance of certain financial ratios and to obtain approval prior to payment of dividends, repurchase or redemption of shares.  As at December 31, 2005 the Company is in compliance with its bank covenants.

5.

Accrued Liabilities

As at December 31	2005	2004
Trade payables not yet invoiced	25,028	16,560
Employee performance incentives	5,738	3,343
Other	4,588	6,233
	35,354	26,136

CE Franklin Ltd.

Notes to Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

6.

Obligations Under Capital Lease

As at December 31	2005	2004
Obligations under capital lease	655	830
Less: Current portion	(217)	(204)
	438	626

The capital leases are payable in equal monthly installments of $26,000 including principal and interest and bear interest at various rates of up to 8% (2004 – 8%).  The leases are collateralized by the underlying assets and expire between May 2006 and June 2009.

Principal repayments of obligations under capital lease are as follows:

Year ending December 31
2006	217
2007	186
2008	179
2009	73
655

7.

Income Taxes

a)

Reconciliation of the income tax provision

The difference between the income tax provision recorded and the provision obtained by applying the combined federal and provincial statutory rates is as follows:

For the Years Ended December 31	2005	%	2004	%	2003	%
Income before income taxes	29,665		10,145		2,794
Income taxes calculated at expected
rates	10,193	34.4	3,510	34.6	1,037	37.1
Non-deductible items	634	2.1	290	2.9	168	6.0
Difference in tax rates	-	-	(19)	(0.2)	22	0.8
Capital and large corporations taxes	66	0.2	61	0.6	145	5.2
Other	(92)	(0.3)	161	1.6	122	4.4
	10,801	36.4	4,003	39.5	1,494	53.5

CE Franklin Ltd.

Notes to Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

b)

Significant components of future income tax assets and liabilities are as follows:

As at December 31	2005	2004
Assets
Financing charges	909	109
Property and equipment	479	-
Other	199	135
	1,587	244
Liabilities
Property and equipment	-	303
Goodwill and other	549	553
	549	856
Net future income tax liability (asset)	(1,038)	612

The Company believes it is more likely than not that all future income tax assets will be realized.

8.

Capital Stock

a)

The Company has authorized an unlimited number of common shares with no par value.

b)

The Board of Directors may grant options to purchase common shares to substantially all employees, officers and directors and to persons or corporations who provide management or consulting services to the Company.  The exercise period and the vesting schedule after the grant date are not to exceed 10 years and are to be established by the Compensation Committee of the Board of Directors.  As at December 31, 2005 the Board of Directors may grant an additional 299,419 options to purchase common shares.

Option activity for each of the years ended December 31 was as follows:

	2005		2004		2003
				Weighted		Weighted
		Weighted		average		average
		average		exercise		exercise
	Number of	exercise price	Number of	price per	Number of	price per
	Options	per share	Options	share	Options	share
Outstanding – beginning of year	1,626,701	3.63	1,750,439	3.95	1,494,917	4.83
Granted	413,745	4.61	-	-	540,235	2.74
Exercised	(609,620)	4.02	(16,238)	4.09	-	-
Cancelled or expired	(135,790)	7.62	(107,500)	4.73	(284,713)	6.32
Outstanding – end of year	1,295,036	3.65	1,626,701	3.88	1,750,439	3.95
Exercisable – end of year	729,878	3.31	1,021,169	4.38	639,987	5.13

A summary of stock options outstanding at December 31, 2005 is set out below:

CE Franklin Ltd.

Notes to Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

Outstanding stock options
		Weighted average remaining	Exercisable
Exercise price	Number	contractual life	stock options
$2.70	429,010	7.95 years	286,006
$3.28	4,200	5.63 years	4,200
$3.30	26,728	7.13 years	17,819
$3.49	284,516	6.95 years	284,516
$3.50	99,845	6.00 years	99,845
$4.60	409,745	9.03 years	-
$4.90	3,000	9.07 years	-
$6.05	37,492	0.13 years	37,492
$7.20	500	9.09 years	-
	1,295,036	7.67 years	729,878

The fair value of common share options granted in 2005 was $898,372.  This amount will be amortized over three years which is the current vesting period for these options.  The compensation expense recorded in 2005 was $552,000 (2004 – $256,000; 2003 – $36,000).  The fair value of common share options granted is estimated as at the grant date using the Black-Scholes option-pricing model, using the following assumptions:

	2005	2004	2003
Dividend yield	nil	nil	nil
Risk-free interest rate	4.08%	4.50%	4.50%
Expected life	5 years	5 years	5 years
Expected volatility	56%	65%	65%

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

	2005	2004	2003
Net income (loss)
As reported	18,864	6,115	421
Compensation expense	551	798	843
Proforma	18,313	5,317	(422)
Net income (loss) per share
Basic
As reported	1.09	0.36	0.02
Proforma	1.06	0.31	(0.02)
Diluted
As reported	1.01	0.35	0.02
Proforma	0.98	0.30	(0.02)

CE Franklin Ltd.

Notes to Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

Selling, General and Administrative Expenses

Selling, general and administrative expenses include the following amounts:

For the years ended December 31	2005	2004	2003
Bad debt expense	459	244	266
Rental expense	4,050	3,746	3,646

10.

Discontinued Operations

On March 31, 2004, the Company sold its 50% interest in its small horsepower compression operations to its joint venture partner for cash proceeds of $961,000.  No gain or loss on disposition resulted from the transaction.  The proceeds from this transaction were used to reduce the Company’s bank operating loan.  The results of discontinued operations for the years ended December 31 were as follows:

For the years ended December 31	2004	2003
Sales	444	2,432
Loss before interest and taxes	(49)	(1,173)
Interest expense	(14)	(158)
Income tax recovery	36	452
Loss for the year	(27)	(879)
Total assets	-	1,623
Total liabilities	-	663

11.

Net Change in Non-cash Working Capital Balances Related to Operations

For the years ended December 31	2005	2004	2003
Accounts receivable	(29,935)	(20,730)	(8,462)
Inventories	(17,114)	(18,364)	(10,152)
Other current assets	(2,446)	335	449
Accounts payable	194	1,385	11,467
Accrued liabilities	9,218	11,623	4,467
Income taxes payable	4,766	1,519	1,555
	(35,317)	(24,232)	(676)

12.

Related Parties

During the year, the Company purchased inventory from Wilson, a wholly-owned subsidiary of its principal shareholder, who owns 53.2% of the outstanding common shares as at December 31, 2005.  Included in inventory at December 31, 2005 is $3,166,000 (2004 – $3,185,000) of inventory purchased from Wilson.  Cost of sales includes $7,830,000 (2004 – $6,427,000; 2003 – $6,612,000) of inventory purchased from its principal shareholder.  Accounts payable and accrued liabilities include $1,083,000 (2004 – $930,000) owing to Wilson.  Transactions with related parties are in the normal course of business and are recorded at the exchange amount.  Accounts payable and accrued liabilities are non-interest bearing and are payable within commercial supplier payment terms.  As at December 31, 2004 account receivables include $1,840,000 owing from its principal

CE Franklin Ltd.

Notes to Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

shareholder, which relates to acquisition costs incurred by the Company.  In 2005 the proposed transaction was discontinued and the amounts owing were reimbursed.

13.

Commitments and Contingencies

a)

The Company leases certain office, warehouse and store facilities and automobiles under long-term operating leases.  Commitments for such non-cancellable operating leases for the next five years are as follows:

Year ending December 31,	2006	3,452
	2007	3,084
	2008	2,361
	2009	2,046
	2010	1,749
	Thereafter	5,250
		17,942

b)

As at December 31, 2005 the Company had issued letters of credit to procure inventory, in the normal course of business, in the amount of $229,000 (2004 - $4,683,000).

c)

The Company is involved in various lawsuits, the losses from which, if any, are not anticipated to be material to the financial statements.

14.

Financial Instruments

The Company’s financial instruments recognized in the Balance Sheets consist of cash, accounts receivable, bank overdraft, accounts payable, accrued liabilities, bank operating loan and obligations under capital lease.  The fair values of these recognized financial instruments, excluding the bank operating loan and obligations under capital lease, approximate their carrying amounts due to the short-term maturity of these instruments.  At December 31, 2005 the fair value of the bank operating loan and obligations under capital lease approximated their carrying values since the cost of the Company’s borrowing approximated the current market rate of such borrowings.

The Company is exposed to market risks from changes in the Canadian prime interest rate and foreign exchange rates with respect to the Canadian dollar and the U.S. dollar.  From time to time the Company enters into foreign exchange forward contracts to fix the value of its liabilities and future commitments.  No contracts were outstanding as of December 31, 2005.  The Company has, in the past, entered into interest rate contracts to hedge its interest rate risk associated with the bank operating loan.  No contracts were outstanding as of December 31, 2005.

15.

Economic Dependency

In respect of the Company’s sales, 11% (2004 – 12%; 2003 – 14%) is derived from sales to one customer.

In respect of the Company’s suppliers, 20% (2004 – 22%; 2003 – 20%) of the Company’s sales is derived from the sale of oilfield tubular goods, where the majority of these products are purchased from one supplier.

16.

Defined Contribution Pension Plan

The Company has a defined contribution pension plan for eligible employees and contributes amounts based on employee salaries to a maximum of 6% (5% in 2004; 3% in 2003) and the amount deductible under the Income Tax Act, to the individuals’ registered retirement savings plans.  Contributions in respect of this plan incurred during the year were $557,000 (2004 – $322,000; 2003 – $216,000).

CE Franklin Ltd.

Notes to Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

17.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles (GAAP)

These financial statements have been prepared in accordance with Canadian GAAP.  The Company’s accounting policies are consistent with U.S. GAAP with the following exceptions:

a)

Statements of Changes in Shareholders’ Equity

As at December 31	2005	2004	2003
Shareholders’ equity under Canadian GAAP	75,932	54,066	47,628
Restructuring provision adjustment (i)	(324)	(324)	(324)
Benefit of deferred tax assets applied to goodwill (ii)	(1,058)	(1,058)	(1,058)
Shareholders’ equity under U.S. GAAP	74,550	52,684	46,246

i)

The restructuring provision adjustment relates to a 1995 transaction where $379,386 in restructuring expenditures were recorded in the purchase equation as goodwill under Canadian GAAP but were recorded in the statement of operations for U.S. GAAP.

ii)

In 1996, the Company realized the benefit of certain deferred tax assets on which a 100% valuation provision had been recorded in 1995.  This benefit was recorded as a reduction of goodwill for U.S. GAAP.

b)

Balance Sheets

The following table indicates the restated amounts for the items in the Balance Sheets of the company that would be affected had the financial statements been prepared in accordance with U.S. GAAP.

As at December 31	2005	2004
Goodwill (a)(i) and (a)(ii)	6,383	6,383
Retained earnings (a)(i) and (a)(ii)	38,355	19,491

c)

Statements Of Cash Flows

Under U.S. GAAP, the disclosure of total cash flows from operating activities prior to changes in non-cash working capital balances related to operations is not permitted.

d)

Recent Accounting Pronouncements

Under the Securities and Exchange Commission’s (SEC) Staff Accounting Bulletin No. 74 (SAB 74), the Company is required to disclose certain information related to recently issued accounting standards.  SAB 74 requires that when a new accounting standard has been issued but has not yet been adopted, the registrant should discuss the effect that the new standard will have on the registrant’s financial statements when adopted.  The SAB 74 disclosure requirement applies not only to the U. S. GAAP information presented by foreign registrants, but also to the GAAP used to prepare the primary financial statements included in SEC filings.

US GAAP pronouncements

(i)

FAS 123R – Share-based payment

Under FAS 123R, all forms of share-based payment to employees result in compensation cost recognized in financial statements.  FAS 123R is effective for annual reporting periods beginning after June 15, 2005.  The Company does not expect that the adoption of this pronouncement will have an impact on its financial statements.

CE Franklin Ltd.

Notes to Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

(ii)

FAS 151 – Inventory Costs

This pronouncement clarifies the accounting for abnormal idle facility expense, freight, handling costs and waste material (spoilage) and fixed production overhead.  Effective for inventory costs incurred during fiscal years beginning after June 15, 2005.  The Company does not expect that the adoption of this pronouncement will have an impact on its financial statements.

(iii)

FAS 153 – Exchanges of non-monetary assets

Requires exchanges of certain non-monetary assets to be measured at fair value unless the exchange lacks commercial substance.  Effective for exchanges occurring in fiscal periods beginning after June 15, 2005.  The Company does not expect that the adoption of this pronouncement will have an impact on its financial statements.

(iv)

FAS 154 – Accounting changes and error corrections

Establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle.  Effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.  The Company does not expect that the adoption of this pronouncement will have an impact on its financial statements.

Canadian GAAP pronouncements

(i)

CICA 3831 – Non-monetary transactions

Revises existing CICA 3830 on non-monetary transactions, replacing the current exception from measurement of a non-monetary transaction at fair value with an exception based on whether the transaction has commercial substance.  Applies to all non-monetary transactions initiated in periods beginning on or after January 1, 2006.  The Company does not expect that the adoption of this pronouncement will have an impact on its financial statements.

(ii)

CICA 3855 – Financial Instruments – recognition and measurement

This new CICA section addresses the recognition and measurement of financial instruments at fair market value whereby financial assets and financial liabilities are accounted for at fair value when an entity becomes a party to the contractual provisions of the financial instrument.  This section applies to fiscal years starting on or after October 1, 2006.  The Company does not expect that the adoption of this section will have an impact on its financial statements.

(iii)

CICA 3861 – Financial Instruments – disclosure and presentation

This section replaces old CICA Section 3860 and it applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2006.  CICA 3861 revises the requirements for accounting policy disclosures, and specifies new requirements for disclosures about fair value.  The Company does not expect that the adoption of this pronouncement will have an impact on its financial statements.

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

Name:  Salvatore Secreti

Title:

Vice President and

Chief Financial Officer

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

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.

The Company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)

Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.

The Company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date:

February 2, 2006

By:

“signed”

Name:

Michael West

Title:

Chairman, President and

Chief Executive Officer

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

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.

The Company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)

Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.

The Company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date:

February 2, 2006

By:

 “signed”

Name:

Salvatore Secreti

Title:

Vice President and

Chief Financial Officer

Exhibit 13.1

Certification of the Chief Executive Officer

In connection with the annual report of CE Franklin Ltd. (the “Company”) on Form 20-F for the fiscal year ending December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Michael West, Chairman, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.

The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

“signed”

Name:

Michael West
Title:

Chairman, President and

Chief Executive Officer

Date:

February 2, 2006

Exhibit 13.2

Certification of the Chief Financial Officer

In connection with the annual report of CE Franklin Ltd. (the “Company”) on Form 20-F for the fiscal year ending December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Salvatore Secreti, Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.

The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

“signed”

Name:

Salvatore Secreti
Title:

Vice President and

Chief Financial Officer

Date:

February 2, 2006