Form 20-F
period 2006-12-31
CE FRANKLIN LTD
filed 2007-02-01
CIK 912151

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[  ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

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

As of December 31, 2006, there were 18,223, 013 shares of common shares outstanding.

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

No [X]

PART I

Item 1:

Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2:

Offer Statistics and Expected Timetable

Not applicable.

Item 3:

Key Information

A.

Selected financial data

The selected financial data presented below for the five years ended December 31, 2006 is derived from CE Franklin Ltd. (“CE Franklin” or the “Company”) consolidated financial statements that were examined by the Company's independent auditors.  The information set forth below should be read in conjunction with the consolidated financial statements of CE Franklin (including notes thereto) included under Item 18 and "Operating and Financial Review and Prospects" included under Item 5.  The selected financial data presented below is presented in Canadian dollars and in accordance with Canadian generally accepted accounting principles or (“Canadian GAAP”).

	As at and for the Year Ended December 31
CANADIAN GAAP	2006	2005	2004	2003	2002
	(in millions of Cdn. dollars except percentages, shares and per share data)
Statements of Operations:
Sales	555.2	484.2	339.7	257.9	255.7
Gross Profit	103.5	91.3	60.2	43.6	35.0
% of sales	18.6	18.9	17.8	16.9	13.7
Income (loss) from continuing operations	22.9	18.9	6.1	1.3	(2.0)
Loss from discontinued operations	-	-	(0.0)	(0.9)	(0.5)
Net Income (loss)	22.9	18.9	6.1	0.4	(2.5)
% of Sales	4.1	3.9	1.8	0.2	(1.0)
Net income (loss) per share from continuing operations
Basic	1.27	1.09	0.36	0.07	(0.12)
Diluted	1.22	1.01	0.35	0.07	(0.12)
Net income (loss) per share
Basic	1.27	1.09	0.36	0.02	(0.15)
Diluted	1.22	1.01	0.35	0.02	(0.15)

Balance Sheets:
Total Assets	205.4	192.5	145.5	117.6	99.5
Capital Stock	23.6	21.9	19.3	19.3	19.3
Shareholders' Equity	102.5	75.9	54.1	47.6	47.2
Number of Shares Outstanding	18,223,013	17,804,554	17,194,934	17,178,696	17,178,696
Dividends Declared	nil	nil	nil	nil	nil

Net income (loss), shareholders’ equity, and other balance sheet amounts as determined in accordance with Canadian GAAP differ from those determined in accordance with United States generally accepted accounting principles (“U.S. GAAP”), due principally to the recording of compensation expense for stock options granted prior to January 1, 2003, the recording of certain restructuring expenditures as goodwill, the realization of certain deferred tax benefits, the change in tax rates and the transitional provision in 2002 with respect to impairment of goodwill.  Under U.S. GAAP compensation expense, the restructuring expenditures, the change in tax rates and the transitional provision with respect to goodwill would have been recorded in the statement of operations and the benefit of the deferred tax assets would have been recorded as a reduction of goodwill.  See Note 20 to the December 31, 2006 consolidated financial statements included under Item 18.

AMOUNTS IN ACCORDANCE WITH U.S. GAAP
	As at and for the Year Ended December 31
	2006	2005	2004	2003	2002
	(in millions of Cdn. dollars except per share data)
Net Income (loss)	22.7	18.9	6.1	0.4	(2.9)
Net Income (loss) Per Share
Basic earnings per share
Continuing operations	1.26	1.09	0.36	0.07	(0.14)
Net income (loss)	1.26	1.09	0.36	0.02	(0.17)

Diluted earnings per share
Continuing operations	1.21	1.01	0.35	0.07	(0.14)
Net income (loss)	1.21	1.01	0.35	0.02	(0.17)

Total Assets	204.0	191.1	144.1	116.3	98.2

Shareholders' Equity	101.1	74.6	52.7	46.2	45.8

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

(i)			Year Ended December 31,
		2006	2005	2004	2003	2002
	Rate at end of period	0.8581	0.8598	0.8319	0.7713	0.6339
	Average rate during period	0.8849	0.8271	0.7716	0.7195	0.6376
	High	0.9079	0.8601	0.8432	0.7713	0.6595
	Low	0.8562	0.7946	0.7288	0.6572	0.6242

(ii)			2006
	December	November	October	September	August	July
Rate at end of period	0.8581	0.8755	0.8904	0.8947	0.9047	0.8837
Average rate during period	0.8675	0.8800	0.8863	0.8956	0.8937	0.8853
High	0.8770	0.8857	0.8967	0.9054	0.9047	0.9035
Low	0.8581	0.8716	0.8769	0.8860	0.8844	0.8762

(iii) On January 25, 2007, the closing rate in Canadian dollars was US $0.8457 = Cdn. $1.00.

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

•

North American demand for gas;

•

the movement of the Canadian dollar relative to its U.S. counterpart (crude oil and natural gas exports are generally traded in U.S. dollars);

•

general economic and political conditions in North America and worldwide; and

•

the presence or absence of drilling incentives such as Canadian provincial royalty holidays, availability of new leases and concessions and government regulations regarding, among other things, export controls, environmental protection, taxation, price controls and product allocation.

CE Franklin believes that any prolonged reduction in oil and gas prices would depress the level of exploration and production activity.  This would likely result in a corresponding decline in the demand for CE Franklin’s products and services and could have a material adverse effect on CE Franklin’s sales, cash flows and profitability.  There can be no assurance as to the future level of demand for CE Franklin’s products and services or future conditions in the oil and gas and oilfield supply industries.

Unusual weather conditions could decrease the demand for CE Franklin’s products and services.  CE Franklin’s financial performance is tied closely to the seasonality of drilling activity.  Higher drilling activity in Canada is generally experienced in the winter months.  In the spring and early summer, drilling activity slows due to the difficulty in moving equipment during the spring thaws.  To the extent that unseasonable weather conditions such as excessive rain or unusually warm winters affect the ability of CE Franklin’s customers to access their oil and gas wells, then the demand for CE Franklin’s products and services would temporarily decrease and the Company’s sales, cash flows and profitability would be adversely affected.

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

The loss of CE Franklin’s major suppliers for tubular and valve products could adversely affect the Company’s sales and gross profit.  A portion of CE Franklin’s business are sales where product is primarily obtained from two suppliers.  Although the Company believes that it has historically had and continues to have a good relationship with these suppliers, there can be no assurance that such relationship will continue.  In the event the Company is unable to source products from its existing suppliers, then CE Franklin would need to search for an alternate supplier of these goods.  There can be no assurance that a suitable alternate supplier for such goods would be found.

Labour shortages could adversely affect the Company’s ability to service its customers.  The Company faces the challenge of attracting and retaining workers to meet any increase in demand for its products and services.  In a highly competitive market for employees, the Company may experience periods of high employee turnover that could result in higher training costs or reduced levels of service to customers.  The Company may also experience wage inflation.  These could result in increased costs or the loss of customers and market share.

During periods of high demand for products and services, the Company may experience product shortages.  The frequency and duration of the shortages may impact the financial performance of the Company.  Product shortages may impact profit margins or could result in the loss of customers.

The Company is exposed to market risks from changes in the Canadian prime interest rate and foreign exchange rates with respect to the Canadian dollar and the U.S. dollar for products it purchases outside Canada.  The Company may enter into foreign currency forward exchange contracts and interest rate contracts as an economic hedge against risks associated with foreign currency and interest rate fluctuations.  Gain or losses with respect to such economic hedge contracts may materially affect net income.

The majority of the Company’s sales are generated from customers in the energy sector.  This includes major multinational and independent oil companies, pipeline companies and contract drilling companies operating in Canada.  In addition, for the year ended December 31, 2006 11% of sales (2005 – 11%; 2004 – 12%) were derived from sales to one customer.  No other customer accounted for more than 10% of the Company’s sales.

The Company may experience a financial loss if its significant customers fail to pay CE Franklin for its products or services.  The Company’s ability to collect the proceeds from the sale of its products and services from its customers depends on the payment ability of its customer base.

Significant downtime at the Company’s 100,000 square foot centralized distribution centre located in Edmonton, Alberta could materially impact net income and cash flow from operations.  The Company operates a hub and spoke distribution model with the distribution centre strategically located within reasonable proximity to a majority of its vendors.  In addition, the distribution centre acts as a hub for its 42 branches.  Significant downtime at this facility would impact the Company’s gross profit margins net income and cash flow from operations.

A substantial portion of the Company’s sales to customers will depend on written contracts that are cancelable at any time, or are based on verbal agreements.  The key factors which will determine whether a customer will continue to use the Company are pricing, service quality and availability, strategically located service centers and technical knowledge and experience.  There can be no assurance that the Company’s relationships with its customers will continue, and a significant reduction or total loss of business from these customers, if not offset by increased sales to new or existing customers, could have a material adverse effect on the Company’s net income or cash flow from operations.

If the Company is unable to successfully address potential material weakness in its internal controls, or any other control deficiencies, its ability to report its financial results on a timely and accurate basis and to comply with disclosure and other requirements may be adversely affected.  The Company has complied with Section 404 of the Sarbanes-Oxley Act of 2002, and is therefore required to make an assessment of the effectiveness of its internal controls over financial reporting for that purpose. A material weakness is defined as a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

CE Franklin will continue to monitor the effectiveness of these and other processes, procedures and controls and will make any further changes management determines appropriate, including to effect compliance with Section 404 of the Sarbanes-Oxley Act of 2002.  The steps CE Franklin has taken and will take in the future may not remediate any potential material weakness. In addition, the Company may identify material weaknesses or other deficiencies in our internal controls in the future.

Any material weaknesses or other deficiencies in the Company’s control systems may affect its ability to comply with reporting requirements and stock exchange listing standards or cause its financial statements to contain material misstatements, which could negatively affect the market price and trading liquidity of its common stock, cause investors to lose confidence in the Company’s reported financial information, as well as subject CE Franklin to civil or criminal investigations and penalties.

There are inherent limitations in all control systems, and misstatements due to error or fraud may occur and not be detected.  While CE Franklin has taken actions designed to address compliance with the internal control, disclosure control and other requirements of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated by the SEC implementing these requirements, there are inherent limitations in the Company’s ability to control all circumstances. Management does not expect that the Company’s internal controls and disclosure controls will prevent all error or all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In addition, the design of a control system must reflect the fact that there are resource constraints and the benefit of controls must be relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, in the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple errors or mistakes. Further, controls can be circumvented by individual acts of some persons, by collusion of two or more persons, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, a control may be inadequate because of changes in conditions, such as growth of the Company or increased transaction volume, or the degree of compliance with the policies or procedures may deteriorate. Because of inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

If the Company loses key management and technical personnel, its business may suffer.  CE Franklin relies upon a relatively small group of key management and technical personnel. Mr. West, in particular, has extensive experience in oilfield supply and distribution.  The Company does not maintain any key man insurance and it cannot assure that these individuals will remain with the Company in the future. An unexpected partial or total loss of their services may harm the Company’s business.

The Company’s major shareholder may influence the Company’s affairs.  The Company’s share ownership is highly concentrated and, as a result, CE Franklin’s principal shareholder effectively controls the Company’s business.  As at the date of this Form 20-F, CE Franklin’s largest shareholder, Smith International Inc., owned approximately 52% of the Company’s common outstanding shares.  As a result, Smith International Inc. has the voting power to significantly influence the Company’s policies, business and affairs and the outcome of any corporate transaction or other matter, including mergers, consolidations and the sale of all, or substantially all, of the Company’s assets.

In addition, the concentration of the Company’s ownership may have the effect of delaying; deterring or preventing a change in control that otherwise could result in a premium in the price of the Company’s common shares.

The Company’s operations are subject to hazards.  The Company is at risk for certain operating hazards.  CE Franklin’s operations are subject to hazards present in the oil and natural gas industry which can cause personal injury and damage to property or the environment. Litigation arising from an accident at a location where its products or services are used or provided may cause the Company to be named as a defendant in lawsuits asserting potentially large claims. CE Franklin has insurance coverage against operating hazards, which the Company believes is customary in the industry.  This insurance has deductibles and contains certain coverage exclusions and limitations. The Company’s insurance premiums can be increased or decreased based on the claims it makes on its insurance policies. Results of operations could be adversely affected by unexpected claims not covered

Item 4:

Information on the Company

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

On May 29, 1999, Smith International, Inc. (“Smith”) acquired all the common shares previously held by Continental Emsco Company, which constituted 51.2% of the Company’s outstanding common shares.  As of January 25, 2007 Smith owned approximately 52% of the Company’s outstanding common shares.

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

On February 1, 2006, the Company purchased the outstanding shares of an agent that operated two of the Company's branch locations, for a net cash consideration of $2,263,000.

The Company is registered in the province of Alberta in the country of Canada.  The principal address and telephone number of the Company are as follows:

CE Franklin Ltd.

Suite 1900

300 – 5th Avenue S.W.

Calgary, Alberta Canada

T2P 3C4

403-531-5600

Principal Capital Expenditures and Divestitures

On February 1, 2006, the Company purchased the outstanding shares of an agent that operated two of the Company's branch locations, for a net cash consideration of $2,263,000.  In addition to the cash consideration, a $300,000 contingent amount is payable on February 1, 2007 subject to the achievement of certain conditions.  The investment was accounted for using the purchase method.

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

CE Franklin did not acquire or divest any businesses from 2001 to 2006 other than those disclosed above.

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

B.

Business overview

Distribution

CE Franklin distributes pipe, valves, flanges, fittings, production equipment, tubular products and other general oilfield supplies to producers of oil and gas in Canada through its 42 branches and inventory stocking points which are situated in towns and cities that serve particular oil and gas fields of the western Canadian sedimentary basin.  In addition, the Company distributes general oilfield supplies to the oilsands, refining, heavy oil and petrochemical and non-oilfield related industries such as the forestry and mining industries.

CE Franklin, from time to time, will open or close branches or inventory stocking points to meet customer requirements and fluctuating market conditions.  During 2006, the Company opened a new branch in Oyen, Alberta and closed a branch in Richmound, Alberta.  The branches not only act as the retail “one stop shop” for the oil and gas industry by providing over 25,000 regularly-stocked Stock Keeping Units (“SKU’s”) of product, but they also provide the field with services to support the oil and gas producers.  The branches provide materials management services to enable the customers to get the right products at the right time.  Should the branch not have a particular product in stock, it has overnight access to the centralized distribution centre in Edmonton, Alberta.

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

The primary driver of the Company’s profitability is the level of oil and gas exploration and production activity, particularly in the western Canadian sedimentary basin. The price of oil and gas, well completions and rig counts are common indicators of activity levels in the energy industry. Other drivers of profitability include activity levels within specific regions, the mix of products sold and customer mix.

Activity levels within specific regions will fluctuate due to various factors including the mix of oil and gas activity within the region and oil and gas producers entering or leaving the region. The Company responds to these fluctuations by opening or closing branch locations in order to service customer needs and ensure there is coverage in areas of higher activity.

The mix of products sold and the customer mix will affect profitability. Profit margins will vary for different products and the method of sale. Walk-in business at the branches will generate higher profit margins compared to bids, which are typically larger orders where the Company can take advantage of volume discounts and longer lead times. Customer contracts can affect profit margin where different customers receive different pricing structures based on factors such as volume, service requirements and complexity.

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

Operations

CE Franklin’s operations are divided into: sales, which includes product and account management and inside sales functions; marketing and supply, which include central purchasing and product pricing; operations, which includes branches and inventory stocking points strategically located to optimize customer service, the Distribution Centre, and information technologies; customer service, safety and quality; finance and administration; and business effectiveness (human resources).

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

Individual branch managers are responsible for the branch in their district.  There is interdependence on sales efforts and results with the sales force located in the Calgary, Alberta office.  The branch is the front line interface with the customer.  The Distribution Centre provides centralized materials management services for CE Franklin’s branches and where practical will ship product directly to customers.  The information technologies group is a fundamental component of providing service to customers and is responsible for maintaining the Company’s enterprise and electronic commerce systems.  The marketing and supply group is responsible for inventory procurement, pricing and margins.  Customer service, safety and quality ensure processes and procedures are in place to deliver superior customer service while maintaining a safe work environment for the Company’s employees.

Customers can walk in, phone in, fax orders or drop off drawings asking us to prepare a materials list and to supply products.  Customer lead times vary from walk in to several weeks notice.

The Company operates in a customer centric model with all employees compensation affected by total company earnings per share.  Individual Senior Managers have specific responsibilities but compensation is based on total company performance.

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

There are approximately 250 oilfield supply stores in Canada operated by seven large companies and many smaller ones.  The oilfield supply market is part of the larger industrial supply market, which is also served in part by numerous other competitors.

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

Smith, which owns approximately 52% of the Company’s outstanding common shares as of January 25, 2007, and its affiliates, including Wilson Supply, has verbally indicated that they will not compete with CE Franklin in Canada.  CE Franklin has verbally agreed not to compete with Smith or Wilson Supply in the United States.  However, there are no assurances that these agreements will not change at a future date.

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

On February 1, 2006 the Company purchased the outstanding shares of an agent that operated two of the Company’s branch locations, for a net cash consideration of $2,263,000.

D.

Property, plant and equipment

Description of Property

The Company’s head office is located in Calgary, Alberta and its Distribution Centre is based in Edmonton, Alberta.  The Company has 28 branches in Alberta, five in Saskatchewan, seven in British Columbia, one in Manitoba and one in Ontario.  The Company owns five locations and leases the remaining locations.  The owned properties represent four branches in Alberta, and one branch in Saskatchewan.  The owned properties are subject to a general security agreement in favor of the Company’s principal lender.  The Company will either lease or purchase facilities in certain areas after evaluating the economics of both alternatives.

The current capacity at the Company’s branches and Distribution Centre is considered adequate to meet current market demand.  In the past, the Company has been able to secure new operating facilities as required.

The Company entered into a lease commitment with a 15 year term pertaining to the construction of a new distribution centre in Edmonton, Alberta.  Construction of the property is anticipated to be complete by late 2007 or early 2008.

The Company is not aware of any environmental issues that could have a material impact on any of its properties.

Property and equipment increased 56.8% to $5.5 million as at December 31, 2006.  This increase reflects capital expenditures of $3.6 million and $1.2 million in additions to rental equipment assets. The additions were offset by amortization expense of $2.8 million.

Item 5:

Operating and Financial Review and Prospects

Management’s Discussion and Analysis as at January 30, 2007

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is provided to assist readers in understanding CE Franklin’s financial performance during the periods presented and significant trends that may impact future performance of CE Franklin.  This discussion should be read in conjunction with the consolidated financial statements of CE Franklin and the related notes thereto.

The selected financial data presented below is presented in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). For a discussion of the principle differences between CE Franklin’s financial results as calculated under U.S. GAAP, see note 20 to the consolidated financial statements of CE Franklin.

OVERVIEW

CE Franklin distributes pipe, valves, flanges, fittings, production equipment, tubular products and other general oilfield supplies to producers of oil and gas in Canada through its 42 branches which are situated in towns and cities that serve particular oil and gas fields of the western Canadian sedimentary basin. In addition, the Company distributes pipe, valves, flanges and fittings to the oilsands, refining, heavy oil and petrochemical industries and non-oilfield related industries such as the forestry and mining industries.

The Company’s 42 branches each warehouse an inventory of products to meet the day to day needs of customers. Other inventory, such as pipe or tubular products, may be sourced from various stocking points located throughout the western Canadian sedimentary basin and shipped direct to the customers’ location. The branches also have access to a sales force located at the Company’s headquarters in Calgary, Alberta that provides product expertise and logistics to get the product to the customer.

The primary driver of the Company’s profitability is the level of oil and gas exploration and production activity, particularly in the western Canadian sedimentary basin. The price of oil and gas, well completions and rig counts are common indicators of activity levels in the energy industry. Other drivers of profitability include activity levels within specific regions, the mix of products sold and customer mix.

Activity levels within specific regions will fluctuate due to various factors including the mix of oil and gas activity within the region and oil and gas producers entering or leaving the region. The Company responds to these fluctuations by opening or closing branch locations in order to service it’s customers needs and ensure there is coverage in areas of higher activity.

The mix of products sold and the customer mix will affect profitability. Profit margins will vary for different products and the method of sale. Walk-in business at the branches will generate higher profit margins compared to bids, which are typically larger orders where the Company can take advantage of volume discounts and longer lead times. Customer contracts can affect profit margin where different customers receive different pricing structures based on factors such as size, service requirements and complexity.

SALES

The Company’s sales are dependent upon the level of oil and gas exploration and production activity in the western Canadian sedimentary basin, including the oilsands.  This activity is cyclical and is primarily influenced by worldwide energy prices, but may also be affected by expectations related to the worldwide supply of and demand for oil and natural gas, finding and development costs, economic and political events and uncertainties and environmental concerns.  The Company mitigates the cyclical nature of its business by adjusting its variable and fixed (primarily salaries and benefits) selling, general and administrative costs (“SG&A”) as activity levels change.

The Company generates sales principally from the distribution of pipe, valves, flanges, fittings, production equipment, tubular products and other general oilfield supplies to producers of oil and gas in the western Canadian sedimentary basin.  The Company’s sales for the year ended December 31, 2006 were $555.2 million, compared to $484.2 million for the year ended December 31, 2005 and $339.7 million for the year ended December 31, 2004.

The price of oil and gas as at December 31, 2006 were U.S. $61.05 per bbl (West Texas Intermediate) and Cdn. $6.00 per gj (AECO spot) respectively, and the average price of oil and average price of gas for the year ended December 31, 2006 were U.S. $66.05 per bbl and Cdn $6.55 per gj respectively.  This compares to U.S. $61.04 per bbl for oil and Cdn. $9.01 per gj for gas as at December 31, 2005, and to an average of U.S. $56.57 per bbl for oil and an average of Cdn. $8.31 per gj for gas for the year ended December 31, 2005.  As at December 31, 2004 the price of oil and the price of gas were U.S. $43.45 per bbl and Cdn $5.90 per gj respectively, and the average price of oil and the average price for gas for the year ended December 31, 2004 were U.S. $41.37 per bbl and Cdn. $6.22 per gj respectively.  The strong commodity prices resulted in Canadian oil and gas producers having increased cash flow and, therefore, being able to increase capital spending on exploration and production activities.

The Company uses oil and gas well completions and average rig counts as industry activity measures.  Oil and gas well completions require the products sold by the Company and therefore are a good general indicator of market activity.  Average rig counts provide a general indication of energy industry activity levels.

For the year ended December 31, 2006 the total number of wells completed (excluding dry and service wells) in western Canada increased 3.4% to 20,926 wells compared to 20,238 wells for the year ended December 31, 2005.  For the year ended December 31, 2005, the total number of wells completed (excluding dry and service wells) in western Canada increased 0.6% to 20,238 wells, compared to 20,118 wells for the year ended December 31, 2004.

The average rig count for the year ended December 31, 2006 increased 6.2% to 498 average rigs as compared to 469 average rigs for the year ended December 31, 2005.  The average rig count for the year ended December 31, 2005 was 469 average rigs compared to 371 average rigs for the year ended December 31, 2004.

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

The Company distributes its products through 42 branches and inventory stocking points, which are situated in the towns and cities that serve particular oil and gas fields of the western Canadian sedimentary basin.  The Company will, from time to time, open or close branches to meet customer requirements and fluctuating market conditions, which will impact the Company’s sales.  The Company also has a 100,000 square-foot centralized distribution centre located in Edmonton, Alberta.  The distribution centre is strategically located within reasonable proximity to a majority of vendors and acts as the hub for its operations.

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

CE Franklin has two vendors with which it does significant business. If either of those relationships were terminated it could have a material effect on the Company’s sales, business and financial condition. The Company believes that it has historically had, and continues to have, a good relationship with these two suppliers, and alternate sources of supply are available for the products purchased from the suppliers.

EXPENSES

The Company’s expenses are comprised of cost of sales, selling, general and administrative expenses, amortization expense, interest expense relating to the Company’s demand bank operating loan and obligations under capital leases, and other income and expenses.  Each of the items is discussed below in detail.

Cost of Sales

Cost of sales is comprised of the average cost of products purchased from various manufacturers and sold to the Company’s customers, net of vendor rebates from suppliers, freight expense and inventory obsolescence and shrink expenses.  The Company’s 42 branches, and distribution centre stock 25,000 regularly-stocked Stock Keeping Units (“SKU’s”) of product/inventory for its customers.  In addition, the Company will purchase and resell non-regularly stocked products as required by its customers.  These products are purchased from various manufacturers at prices reflecting the volume of product purchased from the manufacturers.  Inventories are valued at the lower of average cost or net realizable value.

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

For the year-ended December 31, 2006, fixed expenses were approximately 73% of total SG&A (2005 – 68%; 2004 – 75%).

In 2006, SG&A expenses included costs associated with the Company’s SOX404 certification (outside consulting and audit fees).  SOX404 certification cost the Company approximately $1.4 million or $0.05 per share, diluted after tax, in 2006.

Amortization

Amortization expense relates to the Company’s investment in property and equipment, which is recorded at cost, less related accumulated amortization.  The Company’s property and equipment is comprised of investments in its enterprise and electronic commerce systems, building and leasehold improvements, equipment and machinery and furniture and office equipment relating to its 42 branch locations, its centralized distribution facility, and its corporate head office.

Property and equipment increased 56.8% to $5.5 million as at December 31, 2006.  This increase reflects capital expenditures of $3.6 million and $1.2 million in additions to rental equipment assets. The additions were offset by amortization expense of $2.8 million.

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

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.  The Company evaluates its estimates on an ongoing basis, based on historical experience and other assumptions that are believed to be reasonable under the circumstances.  Actual results may differ from these estimates under different assumptions and conditions.

The Company believes the following describes the significant judgments and estimates used in the preparation of its consolidated financial statements.

Accounts Receivable and SG&A Expenses

The Company extends credit to customers and other parties in the normal course of business. Management regularly reviews outstanding accounts receivable and provides for estimated losses through an allowance for doubtful accounts. In evaluating the level of the established allowance, management makes judgments regarding the parties’ ability to make required payments, economic events and other factors.  As the financial condition of these parties change, circumstances develop or additional information becomes available, adjustments to the allowance for doubtful accounts may be required.  These adjustments, if required, would result in a decrease in accounts receivable and an increase in bad debt expense included under SG&A.  The effect on the overall performance of the Company would be dependent on the size of the customer in relation to the Company’s sales.  For the three years ended December 31, 2006, 2005 and 2004, the Company’s bad debt expense has been $713,000, $459,000 and $244,000 respectively.

Carrying Value of Inventory and Cost of Sales

The Company has made significant investments in inventory to service its customers.  On a routine basis, the Company uses judgments in determining the level of write-downs required to record inventory at the lower of average cost or market. Management’s estimates are primarily influenced by technological innovations, market activity levels and the physical condition of products.  Changes in these or other factors may result in a write-down in the carrying value of inventory that would result in an increase in cost of sales and a reduction in inventories.  For the three years ended December 31, 2006, 2005 and 2004 inventory write-downs included in cost of sales were $312,000, $280,000 and $1.5 million respectively.  Inventory write-downs declined dramatically in 2005 and 2006 due to the Company focusing on the sale of its core products.

Future Tax Assets and Liabilities

Future tax assets and liabilities are recognized for differences between the book value and tax value of the net assets of the Company. In providing for future taxes, management considers current tax regulations, estimates of future taxable income and available tax planning strategies. If tax regulations, operating results or the ability to implement tax planning strategies vary, adjustments to the carrying value of future tax assets and liabilities may be required. See note 8 to the consolidated financial statements for the significant components of the future income tax assets and liabilities, and a reconciliation of the Company’s income tax provision.

Stock-based Compensation

As of January 1, 2003, the Company adopted prospectively the fair value based method of accounting for stock options, which means that the amount expensed in each period for common share options granted to employees, officers and directors is the fair value of the options, calculated using the Black-Scholes options-pricing model and net of options forfeited in the period, amortized over the vesting period of the options.  Compensation expense of $529,000 was recorded in 2006, $552,000 in 2005 and $256,000 was recorded in 2004.  See note 9 b) to the consolidated financial statements for a description of the effect on the financial statements if the fair value method had been adopted for options awarded prior to January 1, 2003.

Effective May 2, 2006, the Company adopted the Performance Share Unit ("PSU") and Deferred Share Unit ("DSU") plans approved by shareholders on that date.  Under these plans, PSU's and DSU's are granted which entitle the participant, at the Company's option, to receive either a common share or cash equivalent in exchange for a vested unit.  The vesting period for PSU's is one third per year over the three year period from the grant date.  DSU's vest on the date of grant.  Compensation expense related to the units granted is recognized over the vesting period based on the fair value of the units at the date of the grant and is recorded to compensation expense and contributed surplus.  The contributed surplus balance is reduced as the vested units are settled. A total of 132,816 PSU's and DSU's were granted in 2006 and the compensation expense recorded for the year ended December 31, 2006 was $1,703,000 (2005 - nil).

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

A.

OPERATING RESULTS

The following table summarizes CE Franklin’s results of operations.

(in thousands of Cdn. dollars except per share data)
For the years ended December 31	2006	2005	2004

Statements of Operations
Sales	$555,227	$484,245	$339,742
Gross Profit	103,494	91,314	60,243
Gross Profit - %	0.2%	0.2%	0.2%

Other expenses (income)
Selling, general and administrative expenses	63,287	55,303	44,299
Amortization	2,819	4,393	4,328
Interest	2,661	1,945	1,455
Other	130	8	16
	68,897	61,649	50,098

Income before income taxes	34,597	29,665	10,145
Income tax expense	11,658	10,801	4,003
Income from continuing operations	22,939	18,864	6,142
Loss from discontinued operations	-	-	(27)
Net income	$22,939	$18,864	$6,115

EBITDA (1)	40,077	36,003	15,928
EBITDA as a % of sales	0.1%	0.1%	0.0%
Net income per share
Basic	$1.27	$1.09	$0.36
Diluted	$1.22	$1.01	$0.35

(1) EBITDA represents net income before interest, taxes, depreciation and amortization.  EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations.  Management believes that EBITDA, as presented, represents a useful means of assessing the performance of the Company’s ongoing operating activities, as it reflects the Company’s earnings trends without showing the impact of certain charges.  The Company is also presenting EBITDA, incremental flow through to EBITDA and EBITDA as a percentage of sales because it is used by management as a supplemental measure of profitability. The use of EBITDA by the Company has certain material limitations because it excludes the recurring expenditures of interest, income tax, and amortization expenses.  Interest expense is a necessary component of the Company’s expenses because the Company borrows money to finance its working capital and capital expenditures.  Income tax expense is a necessary component of the Company’s expenses because the Company is required to pay cash income taxes.  Amortization expense is a necessary component of the Company’s expenses because the Company uses property and equipment to generate sales.  Management compensates for these limitations to the use of EBITDA by using EBITDA as only a supplementary measure of profitability.  EBITDA is not used by management as an alternative to net income as an indicator of the Company’s operating performance, as an alternative to any other measure of performance in conformity with generally accepted accounting principles or as an alternative to cash flow from operating activities as a measure of liquidity.  Not all companies calculate EBITDA in the same manner and EBITDA does not have a standardized meaning prescribed by GAAP.  Accordingly, EBITDA, as the term is used herein, is unlikely to be comparable to EBITDA as reported by other entities.

The following is a reconciliation of income from continuing operations to EBITDA:

(in thousands of Cdn. dollars)
For the years ended December 31	2006	2005	2004
Income from continuing operations	$22,939	$18,864	$6,142
Interest expense	2,661	1,945	1,455
Income tax expense	11,658	10,801	4,003
Amortization	2,819	4,393	4,328
EBITDA	$40,077	$36,003	$15,928

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Sales

Sales for the year ended December 31, 2006 increased 14.7% or $71.0 million to $555.2 million from $484.2 million for the year ended December 31, 2005.  The sales increase was due to strong commodity prices during the first half of 2006, which resulted in improved industry economics. Activity levels declined in the third and fourth quarters resulting in the overall sales increase of 14.7% for the year.

Gross Profit

Gross profit increased 13.3% to $103.5 million for the year ended December 31, 2006 from $91.3 million for the year ended December 31, 2005.  Gross profit margins decreased to 18.6% for the year ended December 31, 2006 from 18.9% for the year ended December 31, 2005.

The overall reduction in gross profit margins for the year ended December 31, 2006 is a result of increased freight costs partially offset by margin initiatives which include offshore procurement, standardization of certain product lines and a more disciplined procurement practice.

Selling, General and Administrative Costs

SG&A costs increased $8.0 million or 14.4% to $63.3 million for the year ended December 31, 2006 from $55.3 million for the year ended December 31, 2005.  The increase in SG&A for the year ended December 31, 2006 related mainly to salaries and related costs for new employees hired to support the increase in sales, occupancy costs related to new and expanded locations to support the increase in sales and costs related to compliance with the Sarbanes-Oxley Act of 2002 (“SOX”).

The total number of employees increased 11.5% to 427 employees as at December 31, 2006 compared to 383 employees as at December 31, 2005.  Average revenue per employee for the year ended December 31, 2006 increased 3.1% as compared to the previous year. Maintaining an average revenue per employee reflects standardization of processes and procedures, whereby all internal processes are performed consistently throughout the Company’s operations resulting in process improvement efficiencies.

In 2006, SG&A expenses included costs associated with the Company’s SOX404 certification (outside consulting and audit fees) of approximately $1.4 million or $0.05 per share after tax (diluted).

EBITDA

EBITDA for the year ended December 31, 2006 increased $4.1 million or 11.3% to $40.1 million compared to $36.0 million for the year ended December 31, 2005.  The $71.0 million increase in sales resulted in a 5.7% incremental flow through to EBITDA.  EBITDA as a percentage of sales was 7.2% for the year ended December 31, 2006 versus 7.4% for the year ended December 31, 2005.

EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations. For a reconciliation of net income to EBITDA, please see page 19.

Income Before Income Taxes

Income before income taxes improved $4.9 million to $34.6 million for the year ended December 31, 2006 compared to $29.7 million for the year ended December 31, 2005.  The improvement is a result of the $12.2 million increase in gross profit offset by the $8.0 million increase in SG&A and a decrease of $736,000 in other costs. Other costs include amortization, interest expense and foreign exchange. The $71.0 million increase in sales for the year ended December 31, 2006 resulted in a 6.9% incremental flow through to income before income taxes.

Income Taxes

The Company’s effective tax rate for the year ended December 31, 2006 was 33.7%, as compared to an effective tax rate of 36.4% for the year ended December 31, 2005.  The Company’s combined federal and provincial statutory tax rate for the period ended December 31, 2006 was 33.1%, compared to 34.4% for the period ended December 31, 2005. The reduction in the effective tax rate for the year is due to a reduction to statutory tax rates and from changes in non-deductible items. See note 8 to the consolidated financial statements for a detailed reconciliation of the effective tax rate.

Loss from Discontinued Operations

On March 31, 2004, the Company sold its 50% interest in its small horsepower compression operations for cash proceeds of $961,000. No gain or loss on disposition resulted from this transaction.

Loss from discontinued operations for the year ended December 31, 2004 was $27,000.

Net Income

Net Income increased 21.6% to $22.9 million or $1.22 per share (diluted) for the year ended December 31, 2006 as compared to $18.9 million or $1.01 per share (diluted) for the year ended December 31, 2005.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Sales

Sales for the year ended December 31, 2005 increased 42.5% or $144.5 million to $484.2 million from $339.7 million for the year ended December 31, 2004.  The sales increase was due to strong commodity prices, which resulted in improved industry economics, coupled with an increase in market share from sales to new customers and increased sales to existing customers.  Sales also increased due to increasing supplier prices reflecting an increase in energy, raw materials and operational costs.

Gross Profit

Gross profit increased 51.6% to $91.3 million for the year ended December 31, 2005 from $60.2 million for the year ended December 31, 2004.  Gross profit margins increased to 18.9% for the year ended December 31, 2005 from 17.7% for the year ended December 31, 2004.

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

Selling, General and Administrative Costs

SG&A costs increased $11.0 million or 24.8% to $55.3 million for the year ended December 31, 2005 from $44.3 million for the year ended December 31, 2004.  The increase in SG&A for the year ended December 31, 2005 related to salaries and benefits for new employees hired to support the increase in sales for the year, employee performance pay incentives and agents’ commissions due to the increase in sales and gross profit.  Fixed expenses, which exclude agent’s commissions and employee performance pay incentives, increased 15.8% as compared to 2004.

The total number of employees increased 16.8% to 383 employees as at December 31, 2005 compared to 328 employees as at December 31, 2004.  Average revenue per employee for the year ended December 31, 2005 increased 22% to $1.3 million per employee as compared to $1.0 million per employee the previous year.  The improvement reflects standardization of processes and procedures, whereby all internal processes are performed consistently throughout the Company’s operations resulting in process improvement efficiencies.

EBITDA

EBITDA for the year ended December 31, 2005 increased $20.1 million or 126.0% to $36.0 million compared to $15.9 million for the year ended December 31, 2004.  The $144.5 million increase in sales resulted in a 13.9% incremental flow through to EBITDA.  EBITDA as a percentage of sales was 7.4% for the year ended December 31, 2005 versus 4.7% for the year ended December 31, 2004.

EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations. For a reconciliation of net income to EBITDA, please see page 19.

Income Before Income Taxes

Income before income taxes improved $19.6 million to $29.7 million for the year ended December 31, 2005 compared to $10.1 million for the year ended December 31, 2004.  The improvement is a result of the $31.1 million increase in gross profit offset by the $11.0 million increase in SG&A and an increase of $547,000 in other costs. Other costs include amortization, interest expense and foreign exchange. The $144.5 million increase in sales for the year ended December 31, 2005 resulted in a 13.5% incremental flow through to income before income taxes.

Income Taxes

The Company’s effective tax rate for the year ended December 31, 2005 was 36.4%, as compared to an effective tax rate of 39.5% for the year ended December 31, 2004.  The Company’s combined federal and provincial statutory tax rate for the period ended December 31, 2005 was 34.4%, compared to 34.6% for the period ended December 31, 2004.  The reduction in the effective tax rate for the year ended December 31, 2005 is due to non-deductible items and capital and other taxes totaling $608,000 (2004 - $493,000) becoming a smaller component of the overall income tax charge in 2005 due to the increase in income before income taxes.  See note 8 to the consolidated financial statements for a detailed reconciliation of the effective tax rate.

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

SUMMARY OF QUARTERLY FINANCIAL DATA

The selected quarterly financial data presented below is presented in Canadian dollars and in accordance with Canadian GAAP.  See note 20 to the consolidated financial statements for a reconciliation to U.S. GAAP.

(in thousands of Cdn. dollars except per share data)
Unaudited
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	2005	2005	2005	2005	2006	2006	2006	2006

Sales	$128,786	$92,169	$122,224	$141,066	$176,957	$115,947	$131,675	$130,648

EBITDA (see page 19)	10,745	5,897	8,300	11,061	15,094	7,023	8,386	9,574
EBITDA as a % of sales	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%

Net income	5,804	2,543	4,214	6,303	8,879	3,914	4,719	5,427
Net income as a % of sales	0.0%	0.0%	0.0%	0.0%	0.1%	0.0%	0.0%	0.0%

Net income per share
Basic (Cdn. $)	$ 0.34	$ 0.14	$ 0.25	$ 0.36	$ 0.50	$ 0.21	$ 0.26	$ 0.30
Diluted (Cdn. $)	$ 0.32	$ 0.14	$ 0.22	$ 0.33	$ 0.47	$ 0.21	$ 0.25	$ 0.29

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

Sales for the quarter ended December 31, 2006 decreased 7.4% to $130.6 million from $141.1 million for the quarter ended December 31, 2005 reflecting a general decrease in activity levels. EBITDA decreased 13.4% to $9.6 million for the quarter ended December 31, 2006 compared to $11.1 million for the quarter ended December 31, 2005. Net income was $5.4 million or $0.29 per share (diluted) for the quarter ended December 31, 2006 compared to $6.3 million or $0.33 per share (diluted) for the quarter ended December 31, 2005.

Due to a decline in activity levels in the fourth quarter of 2006 sales for the quarter ended December 31, 2006 were down 0.8% or $1.0 million to $130.6 million compared to sales for the quarter ended September 30, 2006 of $131.6 million.  Net income for the quarter ended December 31, 2006 was $5.4 million or $0.29 per share (diluted) versus $4.7 million or $0.25 per share (diluted) for the quarter ended September 30, 2006.  The $1.0 million decrease in sales was offset by an improvement in gross profit margins resulting in the increase in net income for the fourth quarter of 2006 compared to the third quarter of 2006.

B.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s primary internal source of liquidity is cash flow from operating activities before net changes in non-cash working capital balances.  Cash flow from operating activities and the Company’s 364-day bank operating facility are used to finance the Company’s working capital, capital expenditures and potential acquisitions.  Working capital, which is primarily comprised of accounts receivable, inventories and other current assets, net of accounts payable and accrued liabilities, income tax payable and other current liabilities.

In 2006, the Company generated $27.8 million in cash from cash flow from operating activities, before net change in non-cash working capital balances, and $1.7 million in the issuance of capital stock from the exercise of employee stock options.  This was offset by a $21.4 million increase in working capital (including bank overdraft but excluding the bank operating loan), $2.3 million to purchase a two branch distribution operation, $3.4 million in capital and other expenditures, $177,000 in repayments on capital leases and $291,000 in purchase of shares held in trust.  These activities resulted in a  $1.9 million decrease in the bank operating loan.

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

As at December 31, 2006 accounts receivable decreased $9.0 million or 9.3% to $87.5 million from $96.5 million as at December 31, 2005.  The decrease in accounts receivable reflects a 7.4% decrease in sales to $130.6 million during the fourth quarter of 2006 as compared to $141.1 million for the fourth quarter of 2005.  Average days sales outstanding (“DSO”) for the quarter ended December 31, 2006 was 57.7 days as compared to 56.2 days for the quarter ended December 31, 2005.  The deterioration in DSO for the quarter reflects, in part, slower approval and processing of transactions by both the Company and its customers.

DSO averaged 59.1 days in 2006 as compared to 53.4 days in 2005.  Accounts receivable greater than 90 days old was 4.2% of accounts receivable as at December 31, 2006 versus 3.3% as at December 31, 2005.  Trade accounts receivable is tightly managed by the Company with daily calls to customers to solve payment issues.  In addition, the Company’s accounts receivable team works closely with customers to help simplify payment and approval processes.  Bad debt expense in 2006 was $713,000

(0.1% of sales) compared to $459,000 (0.1% of sales) for the year ended December 31, 2005 and $244,000 (0.1% of sales) for the year ended December 31, 2004. Although accounts receivable greater than 90 days old increased as compared to the previous year, bad debt expense remained consistent with historic levels.

Total inventory for the Company increased 20.9% to $97.3 million as at December 31, 2006 as compared to $80.5 million as at December 31, 2005. The Company has increased its investment in inventory due to both the growth in its business and the longer order lead times being experienced that results in the potential for certain product shortages from suppliers’ capacity constraints.

The Company measures inventory efficiency by using an inventory turns calculation, because the higher the inventory turns, the better the Company’s inventory is managed. Inventory turns are calculated by taking cost of sales for the year divided by average inventory.  Inventory turned 5.0 times in 2006, compared to 5.3 times in 2005 and 4.9 times in 2004. CE Franklin targets inventory turns of 5.0 times.  The Company monitors its inventory on a daily basis in order to reduce surplus, improve turns and reduce obsolescence.  The Company’s inventory write-down expense declined substantially in 2005 and 2006 to $312,000 (less than 0.1% of sales) in 2006 and $280,000 (approximately 0.1% of sales) in 2005 compared to $1.5 million (0.4% of sales) in 2004.

Accounts payable, accrued liabilities and bank overdraft have decreased $5.4 million to $73.6 million as at December 31, 2006 as compared to the previous year.  The decrease reflects a reduction in inventory purchases due to lower activity levels during Q4 2005, as compared to the previous year.

Property and equipment increased $2.0 million to $5.5 million as at December 31, 2006 from $3.5 million as at December 31, 2005. This increase reflects capital expenditures of $3.6 million and $1.2 million in additions to rental equipment assets.  The additions were offset by amortization expense of $2.8 million.

During the first quarter of 2006 the Company purchased agency operations at two of the Company’s branch locations, for net cash consideration of $2.3 million.  This acquisition is expected to enhance the Company’s net income.  See note 12 to the consolidated financial statements of the Company for further details.

Effective July 27, 2006, the Company has implemented a new $75.0 million 364-day bank operating facility. There was a decrease in borrowing to $27.2 million as at December 31, 2006 compared to $29.1 million as at December 31, 2005. As at December 31, 2006 the Company was well within its covenant compliance thresholds and was able to draw up to $75.0 million against its bank operating loan based on the borrowing base formula.

As at December 31, 2006 the Company’s total capitalization (financed debt plus equity) was comprised of debt of 21.8% and equity of 78.2% compared to 28.1% debt and 71.9% equity as at December 31, 2005.

RECENT ACCOUNTING PRONOUNCEMENTS

Canadian Pronouncements

The following changes in accounting policies are new standards by the Canadian Institute of Chartered Accountants (“CICA”), which the Company implemented in accordance with their terms.

From time to time, the CICA issues new accounting pronouncements.  These accounting pronouncements are discussed in note 20 to the consolidated financial statements.  Management believes that these new pronouncements will not have a material impact on the financial statements.

U.S. Pronouncements

From time to time, the Financial Accounting Standards Board (“FASB”) issues new accounting pronouncements.  New FASB accounting pronouncements are discussed note 20 to the consolidated financial statements.  As discussed in note 20 to the consolidated financial statements, management believes the impact of recently issued standards, which are not yet effective, will not have a material impact on the consolidated financial statements upon adoption.

OTHER ITEMS

The Company’s Form 20-F is available on SEDAR at www.sedar.com.

CE Franklin has authorized an unlimited number of common shares with no par value.  As at December 31, 2006 the Company had 18,223,013 common shares outstanding.

As at December 31, 2006 options to purchase 803,621 common shares were outstanding at an average exercise price of $3.59 per common share.  Under the Company’s existing stock option plan the Board of Directors may grant an additional 347,575 options to purchase common shares.

C.

Research and Development, Patents and Licenses, etc.

Not applicable.

D.

Trend Information

See Item 4B and Item 5A.

E.

Off-balance Sheet Arrangements

The Company has not engaged in off-balance sheet financing arrangements through special purpose entities.

F.

Tabular Disclosure of Contractual Obligations

Period Due	Capital Lease Obligations	Operating Lease Commitments	Long-term Debt	Total
(thousands of Canadian dollars)
2007	217	4,764	300	5,281
2008	202	3,870	560	4,632
2009	84	3,504	-	3,588
2010	-	3,021	-	3,021
2011	-	2,169	-	2,169
thereafter	-	6,045	-	6,045
	503	23,373	860	24,736

As at December 31, 2006 the Company had not issued any letters of credit to procure inventory, in the normal course of business (December 31, 2005 - $229,000).

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

•

the forecasted activity levels into 2007;

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

Item 6:

Directors, Senior Management and Employees

A.

Directors and Senior Management

The following table sets forth certain information about our directors and leadership team, as of January 25, 2007

Name and Municipality of Residence

Age

Position with CE Franklin Ltd.

Michael S. West

44

Chairman, President and Chief

Calgary, Alberta

Executive Officer and Director

James E. Baumgartner

52

Vice President, Commercial Strategies

Edmonton, Alberta

Maurice (Ron) Brown

55

Vice President, Sales

Calgary, Alberta

Brent W. Greenwood

52

Vice President,

Calgary, Alberta

Marketing and Supply

Ronald L. Koper

48

Vice President,

Calgary, Alberta

Business Effectiveness

Timothy M. Ritchie

36

Vice President, Strategic Initiatives

Calgary, Alberta

Roderick H. Tatham

48

Vice President, Operations

Calgary, Alberta

David A. Dyck (1)(2)(3)

45

Director

Calgary, Alberta

Michael J.C. Hogan (1)(4)

50

Director

Calgary, Alberta

John J. Kennedy (4)

54

Director

Houston, Texas

Robert McClinton (1)(3)(4)

56

Director

Calgary, Alberta

Douglas L. Rock (1)(2)

60

Director

Houston, Texas

Victor Stobbe (2)(3)

65

Director

DeWinton, Alberta

Notes:

1)

Member of Corporate Governance and Nominating Committee.

2)

Member of Compensation Committee.

3)

Member of Audit Committee.

4)

Member of Environment, Health & Safety Committee.

The directors are elected annually at the Company’s annual general meeting.  The 2007 annual general meeting will be held on May 2, 2007.  The following is a summary of the background of each director and member of the Company’s leadership team.

Michael S. West

Mr. West is Chairman, President and Chief Executive Officer of CE Franklin Ltd. He was appointed President and Chief Executive Officer and to CE Franklin's Board of Directors in January 2002 and was appointed Chairman in December 2003.  Mr. West has held executive positions in the oilfield supply and distribution business for 10 years. Prior to joining the oil and gas sector in 1996, he worked for 11 years in various capacities in the automotive aftermarkets industry.

James E. Baumgartner

Mr. Baumgartner is Vice President, Commercial Strategies and has been with the Company since 2001.  Prior to joining CE Franklin Mr. Baumgartner was the General Manager for a competitor in the oilfield and industrial project supply distribution business.  He has over 25 years experience in distribution of pipe, valves and fittings to the energy industry in Canada as well as internationally.

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

Timothy M. Ritchie

Mr. Ritchie is Vice President, Strategic Initiatives.  He began his career with Franklin Supply in the field over 12 years ago and has progressively taken on roles that are more senior for the Company.  Mr. Ritchie graduated from the University of Lethbridge with a Bachelor of Arts in 1993 and in 2000 earned his Masters of Business Administration from the University of Calgary.

Roderick H. Tatham

Mr. Tatham is Vice President, Operations.  He is responsible and accountable for the redesign and implementation of all business processes related to customer service and operational performance. Prior to joining CE Franklin in May 2002, he worked in various capacities as Manager of Business Process & Quality, Branch Manager, Quality Assurance Manager and Materials Coordinator.

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

Michael J.C. Hogan

Mr. Hogan, a Professional Engineer, was appointed to the Board in May 2006.  A 28 year veteran of the electric power industry, Mr. Hogan is President and Chief Executive Officer of Enact Power Ltd., providing business development support to companies pursuing major electric power investments in Canada and internationally.  From 1995 to 1998, Mr. Hogan was President and Chief Executive Officer of SaskPower Commercial Inc., the international development arm of SaskPower.  Mr. Hogan is also Chairman of the L’Arche Calgary Board of Directors, an organization that provides homes and meaningful work for the mentally disabled.  He is a member of the Institute of Corporate Directors.

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

Robert McClinton

Mr. McClinton was elected to the Board in May 2006. Mr. McClinton, a resident of Calgary, Alberta, was a major shareholder and President of BMP Energy Systems from 1992 to 2005, when the company was sold to a public company. During the ten years prior to joining BMP, Mr. McClinton served as a director and senior financial officer of Canadian Turbo Inc. Mr. McClinton began his career in 1969 with Deloitte & Touche in Northern Ireland, where he obtained his Chartered Accountant designation before immigrating to Canada in 1974. He is a member of the Alberta and Canadian Institutes of Chartered Accountants, Financial Executives International and the Board of Calgary HandiBus Association.

Douglas L. Rock

Mr. Rock has been a Director of CE Franklin since 1999.  He began his career with Smith in 1974 and since then has held numerous positions. He has been Chairman and Chief Executive Officer of Smith since 1991.

Victor J. Stobbe

Mr. Stobbe has been a Director of CE Franklin since May 2003.  Mr. Stobbe is the Vice President, Corporate Affairs, formerly Chief Financial Officer of Wave Energy Ltd., a private oil and gas company, and a Director of Trican Well Service Ltd. where he serves as Chairman of the Audit Committee. Formerly he was President of American Leduc Petroleums Ltd. from October 1997 to October 2003. Mr. Stobbe, a chartered accountant, has served as a senior officer and/or a director of a number of public companies

B.

Compensation

The following table sets forth the compensation paid by the Company to the Chairman, President and Chief Executive Officer, the Vice President and Chief Financial Officer and the three next highly compensated executive officers whose total salary and bonus exceed $150,000 in 2006 and who served in such capacities at December 31, 2006 (collectively, the “Named Executive Officers”) for services rendered to the Company for the periods indicated:

	Annual Compensation				Long-Term Compensation
					Awards		Payouts
						Performance
					Securities	Shares or
				Other Annual	Under Options/	Performance	LTIP	All Other
Name and Principal		Salary	Bonus(1)	Compensation(2)	SARs Granted	Share Units	Payouts Compensation
Position	Year	($)	($)	($)	(#)	(#)	($)	($)
Michael S. West	2006	377,692	206,000	25,723	--	37,567	--	--
Chairman,	2005	350,000	426,740	23,827	52,405	--	--	--
President and	2004	217,769	243,450	21,291	--	--	--	--
Chief
Executive Officer(3)
Randy D. Henderson	2006	140,308	81,000	15,413	--	11,869	--	--
Vice President	2005	--	--	--	--	--	--	--
and Chief Financial	2004	--	--	--	--	--	--	--
Officer(4)(5)
Salvatore Secreti	2006	78,923	--	9,155	--	--	--	--
Vice President	2005	190,000	171,950	22,182	38,430	--	--	--
and Chief Financial	2004	191,632	178,000	21,274	--	--	--	--
Officer(6)
James E. Baumgartner	2006	196,346	108,000	19,417	--	13,353	--	--
Vice President,	2005	160,000	226,860	17,288	26,203	--	--	--
Commercial Strategies	2004	126,000	121,550	14,664	--	--	--	--
Maurice (Ron) Brown	2006	188,796	108,000	20,640	--	10,386	--	--
Vice President,	2005	182,735	100,000	14,415	24,019	--	--	--
Sales	2004	181,731	50,000	13,500	--	--	--	--
Timothy M. Ritchie	2006	148,846	108,000	23,429	--	7,418	--	--
Vice President,	2005	144,000	226,860	21,156	28,823	--	--	--
Strategic Initiatives	2004	138,600	134,300	19,875	--	--	--	--

(1)

Bonus amounts are disclosed in the year in which they are earned, not in the year in which they were paid.

(2)

For 2006, amounts in this column include $9,600 for a car allowance, $4,792 for parking and $11,331 for contributions to a group RRSP plan for Mr. West; $5,612 for a car allowance, $2,786 for parking and $7,015 for contributions to a group RRSP plan for Mr. Henderson; $3,988 for a car allowance, $1,852 for parking and $3,315 for contribution to a group RRSP plan for Mr. Secreti; $9,600 for a car allowance and $9,817 for contributions to a group RRSP plan for Mr. Baumgartner; $9,600 for a car allowance, $4,792 for parking and $6,248 for contributions to a group RRSP for Mr. Brown; and $9,600 for a car allowance, $4,898 for parking and $8,931 for contributions to a group RRSP plan for Mr. Ritchie.

(3)

Mr. West was appointed Chairman on December 31, 2003.

(4)

Mr. Henderson joined the Company on June 1, 2006 as Vice President and Chief Financial Officer.

(5)

Mr. Henderson left the Company on January 22, 2007.

(6)

Mr. Secreti resigned from the Company on May 31, 2006.

Aggregate Option Exercises During 2006 and Option Values at December 31, 2006

The following table sets forth information in respect of the aggregate stock options exercised by the Named Executive Officers during 2006 and the value of unexercised, in-the-money options as at December 31, 2006.  The actual value of the unexercised in-the-money options will be determined by the market price of the Corporation’s common shares on the date such options may be exercised by any of the Named Executive Officers. There is no assurance that the values of such in-the-money options shown in this table will be realized.

					Value of Unexercised in-the-Money
			Unexercised Options/SARs at		Options/SARs at December 31,
			December 31, 2006			2006	(1)
	Securities	Aggregate
	Acquired on	Value Realized	Exercisable	Unexercisable	Exercisable
Name	Exercise (#)	($)	(#)	(#)	($)	Unexercisable ($)
Michael S. West	91,427	1,461,594	33,579	34,938	394,553	410,522
Randy D. Henderson	--	--	--	--	--	--
Salvatore Secreti	110,128	1,831,206	--	--	--	--
James E. Baumgartner	--	--	102,496	17,477	1,204,328	205,354
Maurice (Ron) Brown	15,084	248,530	44,602	16,013	524,074	188,153
Timothy M. Ritchie	--	--	79,571	19,215	934,959	225,776

(1)

The "Value of Unexercised In-The-Money Options at December 31, 2006" was calculated by determining the difference between the market value of the securities underlying the option at the end of the financial year and the exercise price of such options.  At the end of the most recently completed financial year, the closing price of the Company's common shares on the Toronto Stock Exchange was $11.75.

Stock Options Granted During 2006

There were no stock options granted in 2006.

Performance Share Units Granted During 2006

Name	Performance Share Units Granted

Michael S. West	37,567
Randy D. Henderson	11,869
James E. Baumgartner	13,353
Maurice (Ron) Brown	10,386
Timothy M. Ritchie	7,418

Employment Contracts

The Company had entered into employment contracts with the Chairman, President and Chief Executive Officer and the Vice President and Chief Financial Officer that provides for payment of up to 24 months and 12 months, respectively, salary if employment is terminated without cause.

Mr. West’s employment contract also entitles him to terminate his employment and receive a payment of 24 months salary in the event that certain change of control provisions are triggered.  Mr. Henderson’s employment contract had also entitled him to terminate his employment and receive a payment of 12 months salary in the event that certain change of control provisions are triggered.

Compensation of Directors

Mr. West, President and Chief Executive Officer of the Company, does not receive any additional compensation for being a member and Chairman of the Board of Directors for the Company.  In addition, Mr. Rock and Mr. Kennedy, as nominees of Smith, do not receive compensation for being members of the board of Directors of the company.

During 2006, directors were compensated based on a retainer of $30,000 each plus $25,000 for Audit Committee Chair and $15,000 for all other chair positions.  Meeting fees for which they were in attendance of $1,000 per meeting for board meetings, $750 per meeting for committee meetings, and

$250 for meetings that they were in attendance by phone for the period January to April 2006.  Meeting fees for May to December were $1,750 per meeting.

Mr. Schnell and Mr. Martin were paid $4,250 and $2,750 in 2006, respectively.  Mr. Stobbe was paid $81,250, Mr. Dyck was paid $68,500, Mr. McClinton was paid $62,500 and Mr. Hogan was paid $55,500.  Directors are also reimbursed for their expenses incurred in respect of each meeting of the directors or special service.

Employees of the Company receive no additional compensation for acting as directors of the Corporation.  During 2006 Directors who are not officers of the Corporation or an affiliate of the Corporation were each granted 3,026 deferred share units.  No compensation was paid to any director of the Corporation for their services as consultants or experts to the Corporation.

Mr. Schnell and Mr. Martin retired from the Board of Directors on May 2, 2006, and did not stand for re-election.  The board has agreed to vest, as of May 2, 2006, all 35,050 of their stock options to purchase Common Shares.

C.

Board practices

Directors are elected at each annual meeting to hold office for a term expiring at the close of the next annual meeting of shareholders.  No specific term of office is applicable to executive officers; however, they are normally re-appointed annually.  The last annual meeting was held May 2, 2006, and the next annual meeting is expected to be held on May 2, 2007.

The attendance record for each director for all Board of Directors meetings held for the financial year ended December 31, 2006, is set out below.

Number of Meetings Attended
Name of Director	Board of Directors	Audit Committee	Compensation Committee	Corporate Governance and Nominating Committee	Environment, Health and Safety Committee
Michael S. West	7 of 7	N/A	N/A	N/A	N/A
David A. Dyck	7 of 7	5 of 7	8 of 8	4 of 4	N/A
Michael J.C. Hogan	4 of 4	N/A	N/A	1 of 1	1 of 1
John J. Kennedy	5 of 7	N/A	N/A	N/A	2 of 3
Robert McClinton	4 of 4	4 of 4	N/A	1 of 1	1 of 1
Douglas L. Rock	4 of 7	N/A	8 of 8	3 of 4	N/A
Victor J. Stobbe	7 of 7	7 of 7	8 of 8	N/A	N/A

Board Committees

The Board has established four committees: the Audit Committee; the Compensation Committee; the Corporate Governance and Nominating Committee; and the Environment, Health and Safety Committee. The Company does not have an Executive Committee and utilizes in its place ad hoc committees on an as required basis.

The following is a brief description of the mandate and composition of each Committee.

Audit Committee

The Audit Committee is composed entirely of independent directors - David A. Dyck, Robert McClinton and Victor J. Stobbe. The Audit Committee is responsible for, among other matters, reviewing the Company's financial reporting process (including reviewing annual and quarterly financial statements) and enquiring as to the adequacy of internal controls. Although it is management's responsibility to design and implement an effective internal control system, the Audit Committee ensures that management has properly done so. The Audit Committee is also responsible for reviewing the performance of external auditors. The Audit Committee has direct communication channels with the Company's external auditors and meets with them on a regular basis without management of CE Franklin present.  The Audit Committee met seven times during 2006.

Compensation Committee

The Compensation Committee is composed of independent directors, being David A. Dyck and Victor J. Stobbe; and Douglas L. Rock, who is a representative of Smith.  The Compensation Committee is responsible for, among other matters, formulating and making recommendations to the Board on compensation issues relating to the directors and senior management, including establishing the compensation philosophy, reviewing the performance of the Chief Executive Officer, and recommending compensation for the Chief Executive Officer and the leadership team. The Compensation Committee also approves the terms and granting of stock options to the leadership team and employees of the Company. The Compensation Committee met eight times during 2006.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is comprised of three independent directors being David A. Dyck, Michael J.C. Hogan and Robert McClinton; and Douglas L. Rock who is a representative of Smith.  The Corporate Governance and Nominating Committee is responsible for, among other matters: monitoring and managing the corporate governance process of the Board, including recommending the number of directors to be elected; recommending nominees, including candidates to fill vacancies; and reviewing the performance and effectiveness of the Board and each member of the Board. The Corporate Governance and Nominating Committee assesses the suitability of potential candidates by way of a selection assessment that includes a wide array of factors deemed appropriate all in the context of the perceived needs of the Board and the Corporation at the time.  The Company provides formal education programs for new directors and provides such orientation and information as individual directors may request on an ongoing basis.  The Corporate Governance and Nominating Committee met four times during 2006.

Environment, Health and Safety Committee

The Environment, Health and Safety Committee is comprised of two independent directors being Michael J.C. Hogan, Robert McClinton; and John J. Kennedy, who is a representative of Smith.  The Environment, Heath and Safety Committee is responsible for, among other matters, monitoring the management of the Company's environmental, health and safety risks, liabilities, policies, practices and procedures. The Environment, Health and Safety Committee met three times during 2006.

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

D.

Employees

Year	Number of Employees as at December 31,	% in Field	% in Head Office
2006	427	81%	19%
2005	383	80%	20%
2004	328	82%	18%

As of December 31, 2006, the Company had 427 employees, including part-time and hourly.  The Company does not anticipate any material changes in its employee structure.  CE Franklin’s personnel are not unionized, and there is very little union activity in the Canadian oilfield supply industry.  The Company does not employ a significant number of temporary employees.

E.

Share ownership

As at January 25, 2007 no individual Director or individual listed under item 6A holds greater than 1% of the common shares outstanding.

Options Granted.  As at January 25, 2007, the following options were outstanding under the Company’s 2001 stock option plan:

Holder	Number of Options	Exercise Price - Cdn$	Date of Grant	Expiry Date
Directors (current)(1)	28,395	2.70	December 12, 2003	December 12, 2013
	76,822	4.60	January 11, 2005	January 11, 2015
	105,217

Employees	2,700	3.28	August 20, 2001	August 20, 2011
	35,609	3.50	January 1, 2002	January 1, 2012
	115,683	3.49	December 13, 2002	December 13, 2012
	8,000	3.30	February 17, 2003	February 17, 2013
	302,439	2.70	December 12, 2003	December 12, 2013
	231,463	4.60	January 11, 2005	January 11, 2015
	2,010	4.90	January 26, 2005	January 26, 2015
	500	7.20	February 2, 2005	February 2, 2015
	698,404
TOTAL	803,621

The Company’s stock option plan (the “Plan”) was established on September 14, 1993 and was amended on November 21, 1994, October 24, 1995, September 10, 1996, February 12, 1998, April 30, 1998 and May 1, 2001.  The total number of common shares available to be issued under the Plan is 2,240,925 common shares.  The Plan provides that the Board of Directors of the Company may grant options, subject to the terms of the Plan, to directors, officers and employees of, and to persons and corporations who provide management or consulting services to, the Company and its subsidiaries.  All stock options after issue vest one-third per year commencing on the first anniversary date after grant.  As at December 31, 2006, the Board of Directors may grant an additional 347,575 options to purchase common shares.

(1)

The number of options held by Directors includes Michael West, Chairman, President and Chief Executive Officer.

Item 7:

Major Shareholders and Related Party Transactions

A.

Major shareholders

The following table sets forth information, as of January 25, 2007, detailing the ownership of the Company’s outstanding voting securities by any person known by the Company to own more than 5% of such voting securities:

Title of Class	Identity of Group	Amount Owned	Percent of Class(1)
Common shares	Smith International	9,591,982(2)	52.6
Common shares	Bear Stearns Asset Management Inc.	960,041(3)	5.3

(1)

Percentage ownership is based on 18,223,013 shares of common shares outstanding as of January 25, 2007.

(2)

Based on confirmation received from Smith.

(3)

See Bear Stearns Asset Management Inc. SEC filing of SC 13G October 11, 2006.

At January 25, 2007, Smith held approximately 52% of the issued and outstanding shares of CE Franklin.  Smith has, by virtue of holding over 50% of the outstanding common shares, the power to elect the board of directors of the Company; however, it has agreed that at least two independent directors will be elected.  Smith has the same per share voting rights as other shareholders.

B.

Related party transactions

Messrs. Douglas L. Rock and John J. Kennedy, directors of the Corporation, are directors or officers of, or otherwise interested in, Smith, which owns approximately 52% of the Company’s outstanding shares.

The Company is the exclusive distributor of bottom hole pump production equipment manufactured by Dura, a division of Wilson Supply, which is a wholly-owned subsidiary of Smith. All transactions with Smith and its subsidiaries are in the normal course of business and at commercial rates.  Included in inventory at December 31, 2006 and December 31, 2005 was $3.8 million and $3.2 million, respectively, of this bottom hole pump production equipment purchased from Wilson.  For the years ended December 31, 2006, 2005 and 2004, cost of sales includes $8.9 million, $7.8 million and $6.4 million, respectively, relating to the equipment purchased from Wilson. Accounts payable and accrued liabilities, which are non-interest bearing and are payable on commercial supplier payment terms, include $1.1 million and $1.1 million at December 31, 2006 and 2005, respectively, owing to Wilson.

C.

Interests of Experts and Counsel

Not applicable.

Item 8:

Financial Information

CE Franklin’s consolidated financial statements are stated in Canadian Dollars (Cdn. $) and are prepared in accordance with Canadian GAAP with reconciliation to U.S. GAAP included under note 20 to the consolidated financial statements under Item 18.  In this Form 20-F, unless otherwise specified, all amounts are expressed in Canadian dollars.

A.

 Financial Statements and Other Financial Information

The consolidated financial statements of CE Franklin as at and for the Years Ended December 31, 2006, 2005 and 2004, are audited by PricewaterhouseCoopers LLP and include the following:

•

Management’s Reports dated January 30, 2007

•

An Auditors’ Report dated January 30, 2007

•

Balance Sheets as at December 31, 2006 and 2005

•

Statements of Changes in Shareholders’ Equity for the years ended December 31, 2006, 2005 and 2004

•

Statements of Operations for the years ended December 31, 2006, 2005 and 2004

•

Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004

•

Notes to the consolidated financial statements

See Part III, Item 18 for detailed information.

Dividend Distributions

In accordance with the terms and conditions of the Company’s credit facility with its primary lender, holders of common shares are not entitled to receive dividends without prior approval of the Company’s primary lender.

B.

Significant Changes

There have been no significant changes since December 31, 2006.

Item 9:

The Offer and Listing

A.

Offer and Listing Details

The following table sets forth the reporting of the high and low closing prices for the CE Franklin shares on the TSX an the AMEX for the periods indicated.

		Toronto Stock Exchange ($CDN)		American Stock Exchange ($US)

		High	Low	High	Low
2002		5.08	3.10	3.34	1.95

2003		3.10	2.61	2.36	1.98

2004		5.88	2.70	4.58	2.19

2005		18.33	4.58	15.25	3.75

2006	First Quarter	19.40	12.83	17.04	11.12
	Second Quarter	20.70	14.25	18.40	12.71
	Third Quarter	17.25	12.02	15.10	10.71
	Fourth Quarter	12.90	11.00	11.73	9.76

2006	July	16.16	13.60	14.19	12.05
	August	17.25	14.05	15.10	12.55
	September	14.78	12.02	13.44	10.71
	October	12.90	11.00	11.73	9.78
	November	12.02	11.04	10.73	9.76
	December	12.12	11.50	10.51	9.96

On January 25, 2007, the closing price for the Company’s common shares was Cdn. $10.08 per share on the TSX and US $8.47 per share on the AMEX.  As of, January 25, 2007, the Company had 18,223,013 of common shares outstanding and 38 holders of record of the common shares, of whom 22 were located in the United States, one was located in Mexico and 15 were located in Canada.

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

C.

Material contracts

See note 4 “Bank Operating Loan” to the Company’s December 31, 2006 consolidated financial statements included under Item 18 for a description of the Company’s bank operating loan.

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

I.

Subsidiary Information

Not applicable.

Item 11:

Quantitative and Qualitative Disclosures about Market Risk

Quantitative Information about Market Risk

As at December 31, 2006
(thousands of Canadian dollars)	2007	2008	2009	2010	2011	Total	Fair Value

Liabilities
Bank operating loan	$27,176	$-	$-	$-	$-	$27,176	$27,176

Average interest rate	Cdn. Prime plus 0.0% to Cdn. prime plus 0.75% up to $75.0 million

Obligations under capital lease	$217	$202	$84	$-	$-	$503	$523
Average fixed interest rate	7%	7%	5%	-	-	7%	6.5%

The Company finances its working capital requirements with a 364 day bank operating loan facility in the amount of $75.0 million (2005 – $60.0 million).  Amounts drawn against this facility bear interest at rates between Canadian prime plus 0.0% and prime plus 0.75% (2005 – between prime plus 0.5% and prime plus 0.875%).  The prime rate as at December 31, 2006 was 6.00% (2005 – 5.0%).  The weighted average interest rate as at December 31, 2006 was 6.33% (2004 – 5.55%).

Obligations under capital leases are payable in equal monthly installments of $22,000 including principal and interest at various rates up to 8%.

Qualitative Information about Market Risk

The Company is exposed to market risks from changes in the Canadian prime interest rate and foreign exchange rates with respect to the Canadian dollar and the U.S. dollar.  The Company will enter into foreign currency forward exchange contracts with financial institutions to fix the value of liabilities on future commitments.  The Company entered into such contracts in 2006, the impact of which were not considered material.  No contracts were outstanding as at December 31, 2006.

The Company has exposure to interest rate fluctuations on its demand operating loan.  The Company has, in the past, entered into interest rate contracts to hedge its interest rate risk associated with the demand-operating loan.  No such contracts were in place for 2006, 2005 or 2004.  The Company does not use financial instruments for speculative purposes.

As at December 31, 2006 there were no unrecognized gains or losses associated with the above instruments.

Item 12:

Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13:

Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14:

Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15:

Controls and Procedures

The Company maintains disclosure controls and procedures and internal control over financial reporting designed to ensure that information required to be disclosed in the Company’s filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time frame specified in the Securities and Exchange Commission’s rules and regulations.  CE Franklin’s principal executive and financial officers have evaluated the Company’s disclosure controls and procedures as at December 31, 2006 and have determined that such disclosure controls and procedures are effective.  A control system, no matter how well designed and operated cannot provide absolute assurance that all control issues and instances of fraud, if any, with the Company have been detected.

There were no significant changes in the Company’s internal control over financial reporting or in other factors that could significantly affect internal control over financial reporting subsequent to the evaluation date.  With the departure of the CFO on January 22, 2007 the Company has put controls in place to encompass the responsibilities of the CFO.  The CEO and Controller have always reviewed the work in the past and with the CFO vacancy both were involved in reviewing in more detail all information in this Form 20-F.  The Controller, acting as CFO, followed all the steps normally executed by the CFO in this process.  The Controller and other members of the finance team, all accredited accountants, reviewed all information in this Form 20-F.  The Company also engaged a related director, deemed to be a financial expert, to review the financial statements and disclosure requirements.  Management is comfortable that the CFO vacancy in no way had any impact on financial disclosure.

Management’s report on the Company’s internal control over financial reporting is included on page 42 of this Form 20-F.  In addition, the attestation report of PricewaterhouseCoopers on management assessment of the Company’s internal control over financial reporting is included on page 44 of this Form 20-F.

Item 16:

Reserved

Item 16A:

Audit Committee Financial Expert

The Company’s audit committee has three financial experts, Mr. David Dyck, Mr. Robert McClinton and Mr. Victor Stobbe.  All three are considered independent directors.

Item 16B:

Code of Ethics

The Company has adopted a formal written code of ethics for the whole Company.

For a copy of the code of ethics please email info@cefranklin.com or visit www.cefranklin.com.

Item 16C:

Principal Accountant Fees and Services

The following table discloses accounting fees and services of the Company:

Year-Ended December 31,	2006	2005
	(thousands of Cdn. Dollars)
Audit fees(1)	$335	$231
Audit related fees	7	39
Tax fees(2)	20	197
	$362	$467

(1)

Audit fees include professional services for the audit of financial statements and internal control over financial reporting, review of quarterly financial statements and annual filing documents.  The Audit Committee pre approved 100% of these fees.

(2)

Tax fees include professional services with respect to reviewing tax returns, tax advice and tax planning.  The Audit Committee pre approved 100% of these fees.

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

Management anticipates the audit fees related to compliance with the Sarbanes-Oxley Act of 2002 will be higher than reported in this table.

Item 16D:

Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E:

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17:

Financial Statements

See Item 18.

Item 18:

Financial Statements

Index to Financial Statements	Page

Managements' Reports	43-44

Auditors' Report	45

Consolidated Balance Sheets at December 31, 2006 and December 31, 2005	47

Consolidated Statements of Changes in Shareholders' Equity for the years-ended	48
December 31, 2006, December 31, 2005 and December 31, 2004

Consolidated Statements of Operations for the years-ended	49
December 31, 2006, December 31, 2005 and December 31, 2004

Consolidated Statements of Cash Flows for the years-ended	50
December 31, 2006, December 31, 2005 and December 31, 2004

Notes to Consolidated Financial Statements	51

Management’s Report On Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a – 15(f) under the Securities Exchange Act of 1934.  The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financials statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2006.

Management’s assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers LLP, the independent auditors, as stated in their report which appears on page 45 of this Form 20-F/Annual Report.

.

"signed"	"signed"
Michael West Chairman, President and Chief Executive Officer January 30, 2007	Denise Jones Controller January 30, 2007

MANAGEMENT’S REPORT

The preparation and presentation of the accompanying consolidated financial statements are the responsibility of the management of the Company.  The statements have been prepared in accordance with Canadian generally accepted accounting principles as described in note 1 to the consolidated financial statements.  The financial information elsewhere in the annual report has been reviewed to ensure consistency with that in the consolidated financial statements.

Management acknowledges responsibility for the integrity of its financial information. Where appropriate, management has made informed judgments and estimates in accounting for transactions, which were not complete at the balance sheet date.  The Company maintains disclosure controls and procedures and internal controls designed to ensure that information required to be disclosed in the consolidated financial statements and annual report is recorded, processed, summarized and reported properly.  CE Franklin’s Chief Executive Officer and Controller evaluated the Company’s disclosure controls and procedures as at December 31, 2006 to ensure that such disclosure controls and procedures are effective.  There were no significant changes in the Company’s internal controls or in other factors that could significantly affect those controls subsequent to the evaluation date.

The Board of Directors has appointed an Audit Committee that consists of three directors who are not officers or employees of the Company and have no direct or indirect material relationship with the Company.  The committee meets with management and the Company’s external auditors to discuss internal control, accounting policies and financial reporting matters. The Audit Committee has reviewed the consolidated financial statements. The Board of Directors has approved the consolidated financial statements on the recommendation of the Audit Committee.

"signed"	"signed"
Michael West Chairman, President and Chief Executive Officer January 30, 2007	Denise Jones Controller January 30, 2007

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of CE Franklin Ltd.

We have audited the accompanying consolidated balance sheets of CE Franklin Ltd. (the “Company”) as at December 31, 2006 and 2005 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006. We have also audited the effectiveness of the Company’s internal control over financial reporting as at December 31, 2006 based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and management’s assessment thereof included in the accompanying Management’s Report on Internal Control Over Financial Reporting. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company’s consolidated financial statements for the years ended December 31, 2006, 2005 and 2004, an opinion on management’s assessment as at December 31, 2006 and an opinion on the effectiveness of the Company’s internal control over financial reporting as at December 31, 2006 based on our audits.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

We conducted our audits of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We conducted our audit of the effectiveness of the Company’s internal control over financial reporting and management’s assessment thereof in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles. Also, in our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as at December 31, 2006 is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by the COSO. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2006 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

“signed”

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta

January 30, 2007

CE Franklin Ltd.

Consolidated Balance Sheets

As at December 31

(in thousands of Canadian dollars)

	2006	2005
Assets

Current assets
Accounts receivable (note 2)	87,530	96,508
Inventories (note 14)	97,275	80,482
Other	2,965	2,998
	187,770	179,988

Property and equipment (note 3)	5,546	3,537
Goodwill	10,479	7,765
Future income taxes (note 8)	1,160	1,038
Other	454	180
	205,409	192,508

Liabilities

Current liabilities
Bank overdraft	6,832	14,090
Bank operating loan (note 4)	27,176	29,062
Accounts payable (note 14)	36,252	29,575
Accrued liabilities (note 5 and 14)	30,492	35,354
Income taxes payable	819	7,840
Current portion of obligations under capital lease (note 6)	217	217
Current portion of long term debt (note 7)	300	-
	102,088	116,138

Obligations under capital lease (note 6)	286	438
Long term debt (note 7)	560	-
	102,934	116,576

Commitments and contingencies (note 15)

Shareholders* equity
Capital stock (note 9)	23,586	21,914
Contributed surplus	16,213	14,281
Retained earnings	62,676	39,737
	102,475	75,932
	205,409	192,508

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board:
"signed"	Director
Victor Stobbe
"signed"	Director
David Dyck

CE Franklin Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

(in thousands of Canadian dollars, except number of shares)

	Capital Stock
	Number of Shares	$	Contributed Surplus	Retained Earnings	Shareholders' Equity
December 31, 2003	17,178,696	19,268	13,602	14,758	47,628

Stock options excercised (note 9)	16,238	67	-	-	67
Stock based compensation expense (note 9)	-	-	256	-	256
Net income	-	-	-	6,115	6,115
December 31, 2004	17,194,934	19,335	13,858	20,873	54,066

Stock options exercised (note 9)	609,620	2,579	(129)	-	2,450
Stock based compensation expense (note 9)	-	-	552	-	552
Net income	-	-	-	18,864	18,864
December 31, 2005	17,804,554	21,914	14,281	39,737	75,932

Stock options exercised (note 9)	443,259	1,963	(300)	-	1,663
Stock based compensation expense (note 9)	-	-	2,232	-	2,232
Purchase of shares in trust for PSU's (note 9)	(24,800)	(291)	-	-	(291)
Net income	-	-	-	22,939	22,939
December 31, 2006	18,223,013	23,586	16,213	62,676	102,475

The accompanying notes are an integral part of these consolidated financial statements.

CE Franklin Ltd.

Consolidated Statements of Operations

For the years ended December 31

(in thousands of Canadian dollars, except shares and per share amounts)

	2006	2005	2004

Sales	555,227	484,245	339,742
Cost of sales	451,733	392,931	279,499
Gross Profit	103,494	91,314	60,243

Other expenses (income)
Selling, general and administrative expenses (note 10)	63,287	55,303	44,299
Amortization	2,819	4,393	4,328
Interest expense	2,661	1,945	1,455
Foreign exchange loss	166	18	28
Other income	(36)	(10)	(12)
	68,897	61,649	50,098

Income before income taxes	34,597	29,665	10,145

Income tax expense (recovery) (note 8)
Current	11,783	12,451	4,804
Future	(125)	(1,650)	(801)
	11,658	10,801	4,003

Income from continuing operations	22,939	18,864	6,142

Loss from discontinued operations (note 11)	-	-	(27)
Net income for the year	22,939	18,864	6,115

Net income per share

Continuing operations
Basic	1.27	1.09	0.36
Diluted	1.22	1.01	0.35

Net income per share
Basic	1.27	1.09	0.36
Diluted	1.22	1.01	0.35

Weighted average number of shares outstanding
Basic	18,099,202	17,326,637	17,187,720
Diluted	18,723,640	18,680,002	17,605,599

The accompanying notes are an integral part of these consolidated financial statements.

CE Franklin Ltd.

Consolidated Statements of Cash Flows

For the years ended December 31

(in thousands of Canadian dollars)	2006	2005	2004
Cash flows from operating activities
Income from continuing operations	22,939	18,864	6,142
Items not affecting cash
Amortization	2,819	4,393	4,328
Gain on disposal of property and equipment	(36)	(9)	(6)
Future income tax recovery	(125)	(1,650)	(801)
Stock based compensation expense	2,232	552	256
Other	15	(207)	1,528
	27,844	21,943	11,447
Net change in non-cash working capital balances related to
operations (note 13)	(14,229)	(35,317)	(24,232)
Net cash flow from continuing operations	13,615	(13,374)	(12,785)
Net cash flow from discontinued operations (note 11)	-	-	(26)
	13,615	(13,374)	(12,811)

Cash flows from financing activities
Issuance of capital stock	1,663	2,450	67
Purchase of capital stock in trust (note 9)	(291)	-	-
Increase (decrease) in bank operating loan	(1,886)	2,922	2,772
Increase (decrease) in bank overdraft	(7,258)	8,820	5,270
Decrease in obligations under capital lease	(177)	(261)	(327)
Net cash flow from continuing operations	(7,949)	13,931	7,782
Net cash flow from discontinued operations (note 11)	-	-	-
	(7,949)	13,931	7,782

Cash flows from investing activities
Purchase of property and equipment	(3,093)	(587)	(861)
Proceeds on disposal of property and equipment	40	30	50
Proceeds on sale of compression operations (note 11)	-	-	961
Acquisition of distribution operations (note 12)	(2,263)	-	-
Other	(350)	-	-
Net cash flow from continuing operations	(5,666)	(557)	150
Net cash flow from discontinued operations (note 11)	-	-	(2)
	(5,666)	(557)	148

Change in cash and cash equivalents during the year	-	-	(4,881)

Cash and cash equivalents * beginning of year	-	-	4,881

Cash and cash equivalents * end of year	-	-	-
Cash paid during the year
Interest on bank operating loan	2,632	1,899	1,419
Interest on obligations under capital lease	29	46	50
Income taxes	18,804	7,685	3,249

The accompanying notes are an integral part of these consolidated financial statements.

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

1.

Accounting Policies

Generally accepted accounting principles

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada.  These principles differ in certain respects from accounting principles generally accepted in the United States (“U.S.”).  The material differences that affect the Company’s consolidated financial statements are described in note 20.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of sales and expenses during the reporting periods.

Management believes the most significant estimates and assumptions are associated with the valuation of accounts receivable, inventories, future tax assets (liability), stock based compensation and goodwill.  If the underlying estimates and assumptions, upon which the consolidated financial statements are based, change in future periods, actual amounts may differ from those included in the accompanying consolidated financial statements.

Basis of presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries.  The results of operations of subsidiaries acquired during the year are included from their respective date of acquisition (see note 12).

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

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

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

The Company reviews property and equipment for impairment, whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  If an evaluation is required, the estimated undiscounted future cash flows associated with the asset will be compared to the asset’s carrying amount to determine if impairment exists.

Goodwill and other intangibles

Goodwill represents the excess of the cost over the fair value of net assets acquired related to an acquisition.  In accordance with generally accepted accounting principles, goodwill is not amortized but instead evaluated annually for a permanent impairment, or when events and circumstances indicate that there might be impairment.  The goodwill valuation is prepared during the second quarter of each calendar year, and is valued using a multiple of cash flow and earnings.

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

Vendor rebates

Vendor rebates consist of volume discount incentives earned in the purchase of selected products during the year from specified vendors.  These discounts are based on contractual agreements with the vendors which outline price, volume and general terms and conditions.  The Company recognizes vendor rebates as a reduction to cost of sales.

Earnings per share

Earnings per share are computed based on the weighted average basic number of shares outstanding for the period. Diluted earnings per share have been calculated using the treasury stock method, whereby diluted earnings per share are calculated as if options were exercised at the beginning of the year and funds received were used to purchase the Company’s common shares on the open market at the average price for the year.

Income taxes

The Company uses the liability method of accounting for income taxes under which future tax assets and liabilities are recognized when there are differences between the financial statement carrying

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

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

Other Stock-based Compensation

Performance share units (“PSU”) and Deferred share units (“DSU”) are granted which entitle the participant, at the Company's option, to receive either a common share or cash equivalent in exchange for a vested unit.  The vesting period for PSU's is one third per year over the three year period from the grant date.  There are no additional performance based conditions associated with the vesting of the units.  DSU's vest on the date of grant.  Compensation expense related to the units granted is recognized over the vesting period based on the fair value of the units, calculated using a 10 day weighted average stock price, at the date of the grant and is recorded to compensation expense and contributed surplus.  The contributed surplus balance is reduced as the vested units are settled.

2.

Accounts Receivable

As at December 31	2006	2005
Trade	83,096	92,136
Allowance for doubtful accounts	(682)	(625)
	82,414	91,511
Other	5,116	4,997
	87,530	96,508

Concentration of credit risk

The majority of the Company’s sales are generated from customers in the energy sector, which includes major multi-national and independent oil companies, pipeline companies and contract drilling companies operating in Canada.

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

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

3.

Property and Equipment

		Accumulated
As at December 31, 2006	Cost	Amortization	Net
Land, buildings and leasehold improvements	5,883	3,256	2,627
Computer equipment and software	20,915	19,510	1,405
Equipment and machinery	5,197	4,172	1,025
Furniture and office equipment	1,895	1,416	479
Automotive equipment	100	90	10
	33,990	28,444	5,546

		Accumulated
As at December 31, 2005	Cost	Amortization	Net
Land, buildings and leasehold improvements	4,112	2,985	1,127
Computer equipment and software	22,135	20,685	1,450
Equipment and machinery	4,207	3,526	681
Furniture and office equipment	1,735	1,456	279
Automotive equipment	40	40	-
	32,229	28,692	3,537

Included in computer equipment and software at December 31, 2006 is leased computer equipment with a cost of $1,115,000 (2005 – $1,048,000) and related accumulated amortization of $673,000 (2005 – $439,000).

4.

Bank Operating Loan

The Company finances its working capital requirements with a 364 day bank operating loan facility in the amount of $75.0 million (2005 – $60.0 million).  Amounts drawn against this facility bear interest at rates between Canadian prime plus 0% and prime plus 0.75% (2005 – between prime plus 0.5% and prime plus 0.875%).  The prime rate as at December 31, 2006 was 6.00% (2005 – 5.00%).  The weighted average interest rate as at December 31, 2006 was 6.33% (2005 – 5.55%).  The maximum amount available under this facility is subject to a borrowing base formula applied to accounts receivable and inventories.  As at December 31, 2006, the maximum available under this facility, based on the borrowing base formula, was $75.0 million (2005 – $60.0 million).

The facility is collateralized by general security agreement covering all present and after-acquired property of the Company including accounts receivable, inventories and property and equipment.

This facility contains certain restrictive covenants which include, among others, maintenance of certain financial ratios and to obtain approval prior to payment of dividends, repurchase or redemption of shares.  As at December 31, 2006 the Company was in compliance with its bank covenants.

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

5.

Accrued Liabilities

As at December 31	2006	2005
Trade payables not yet invoiced	18,456	25,028
Employee performance incentives	4,980	5,738
Other	7,056	4,588
	30,492	35,354

6.

Obligations Under Capital Lease

As at December 31	2006	2005
Obligations under capital lease	503	655
Less: Current portion	(217)	(217)
	286	438

The capital leases are payable in equal monthly installments of $22,000 including principal and interest and bear interest at various rates of up to 8% (2005 – 8%).  The leases are collateralized by the underlying assets and will be repaid between February 2007 and November 2009.

Principal repayments of obligations under capital lease are as follows:

Year ending December 31
2007	217
2008	202
2009	84
503

7.

Long-Term Debt

On February 1, 2006 the Company entered into a loan agreement as a result of an acquisition (see note 12).  The loan is unsecured and bears no interest.  The effective interest rate on the loan is 5.65% due to the discount applied on the initial recording of the loan.  The loan is payable in two installments and matures February 2008.

Principal repayments of long-term debt are as follows:

Year ending December 31
2007	300
2008	560
860

8.

Income Taxes

a)

Reconciliation of the income tax provision.

The difference between the income tax provision recorded and the provision obtained by applying the combined federal and provincial statutory rates is as follows:

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

For the Years Ended December 31	2006	%	2005	%	2004	%

Income before income taxes	34,597		29,665		10,145
Income taxes calculated at expected rates	11,459	33.1	10,193	34.4	3,510	34.6
Non-deductible items	410	1.2	634	2.1	290	2.9
Effect of reduction in tax rates on future tax asset (liability)	120	0.3	-	-	(19)	(0.2)
Adjustments of filing prior year returns	(343)	(1.0)	-	-	-	-
Capital and large corporations taxes	59	0.2	66	0.2	61	0.6
Other	(47)	(0.1)	(92)	(0.3)	161	1.6
	11,658	33.7	10,801	36.4	4,003	39.5

b)

Significant components of future income tax assets and liabilities are as follows:

As at December 31	2006	2005
Assets
Financing charges	263	909
Property and equipment	610	479
Other	785	199
	1,658	1,587
Liabilities
Goodwill and other	498	549
	498	549
Net future income tax asset	(1,160)	(1,038)

The Company believes it is more likely than not that all future income tax assets will be realized.

9.

Capital Stock

a)

The Company has authorized an unlimited number of common shares with no par value.

b)

The Board of Directors may grant options to purchase common shares to substantially all employees, officers and directors and to persons or corporations who provide management or consulting services to the Company.  The exercise period and the vesting schedule after the grant date are not to exceed 10 years and are to be established by the Compensation Committee of the Board of Directors.  As at December 31, 2006 the Board of Directors may grant an additional 347,575 options to purchase common shares.

Option activity for each of the years ended December 31 was as follows:

	2006		2005		2004
	Number of Options	Weighted average exercise price per share	Number of Options	Weighted average exercise price per share	Number of Options	Weighted average exercise price per share

Outstanding * beginning of year	1,295,036	3.65	1,626,701	3.63	1,750,439	3.95
Granted	-	-	413,745	4.61	-	-
Exercised	(443,259)	3.75	(609,620)	4.02	(16,238)	4.09
Cancelled or expired	(48,156)	3.78	(135,790)	7.62	(107,500)	4.73
Outstanding * end of year	803,621	3.59	1,295,036	3.65	1,626,701	3.88
Exercisable * end of year	596,424	3.24	729,878	3.31	1,021,169	4.38

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

A summary of stock options outstanding at December 31, 2006 is set out below:

Outstanding stock options
		Weighted average
		remaining	Exercisable
Exercise price	Number	contractual life	stock options
$2.70	330,834	6.95 years	330,834
$3.28	2,700	4.63 years	2,700
$3.30	8,000	6.13 years	8,000
$3.49	115,683	5.95 years	115,683
$3.50	35,609	5.00 years	35,609
$4.60	308,285	8.03 years	102,761
$4.90	2,010	8.07 years	670
$7.20	500	8.09 years	167
	803,621	7.12 years	596,424

The compensation expense recorded in 2006 was $529,000 (2005 – $552,000; 2004 – $256,000).  The fair value of common share options granted is estimated as at the grant date using the Black-Scholes option-pricing model, using the following assumptions:

	2005	2004
Dividend yield	Nil	Nil
Risk-free interest rate	4.08%	4.50%
Expected life	5 years	5 years
Expected volatility	56%	65%

For all stock options issued prior to January 1, 2003 the Company applied the intrinsic method of accounting for common share options granted to employees, officers and directors.  Accordingly, no compensation expense has been recognized in the Statements of Operations.  Had the Company adopted the fair value based method of accounting, the amount expensed in each period would be the fair value of the options, calculated using the Black-Scholes options-pricing model and net of options forfeited in the period, amortized over the expected life of the options.  The proforma net income and proforma net income per share attributable to common shareholders of the Company would be as follows:

	2006	2005	2004
Net income
As reported	22,939	18,864	6,115
Compensation expense	196	551	798
Proforma	22,743	18,313	5,317

Net income per share
Basic
As reported	1.27	1.09	0.36
Proforma	1.26	1.06	0.31
Diluted
As reported	1.22	1.01	0.35
Proforma	1.21	0.98	0.30

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

Performance share units

Effective May 2, 2006, the Company adopted the Performance Share Unit ("PSU") and Deferred Share Unit ("DSU") plans approved by shareholders on that date.  Under these plans, PSU's and DSU's are granted which entitle the participant, at the Company's option, to receive either a common share or cash equivalent in exchange for a vested unit.  PSU’s are granted to the Company’s officers and employees and vest one third per year over the three year period from the date of grant.  DSU's, which are granted to the independent members of the Company’s Board of Directors (“Board”), vest on the date of grant, and can only be redeemed when the Director resigns from the Board.  Compensation expense related to the units granted is recognized over the vesting period based on the fair value of the units at the date of the grant and is recorded to compensation expense and contributed surplus.  The contributed surplus balance is reduced as the vested units are settled.  The fair value of the units granted was $2,634,000 and the compensation expense recorded for year ended December 31, 2006 was $1,703,000 (2005 - nil).

Unit activity for the year ended December 31, 2006 was as follows:

	Number of Units
	PSU	DSU
Outstanding at January 1, 2006	-	-
Granted	120,712	12,104
Outstanding at December 31, 2006	120,712	12,104

The Company established an independent trust to purchase common shares of the Company on the open-market to satisfy performance share unit obligations.  The trust is considered to be a variable interest entity and is consolidated in the Company’s financial statements with the value of the shares held in trust reported as a reduction to capital stock.

At December 31, 2006 the Company had 24,800 common shares held in trust for issuance upon exercise of PSU’s (2005 and 2004-nil).  Approximately 40,000 common shares are expected to be purchased by the trust in 2007 based on the estimated number of PSU’s that will be exercised.

10.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include the following amounts:

For the years ended December 31	2006	2005	2004

Bad debt expense	713	459	244
Rental expense	4,923	4,050	3,746

11.

Discontinued Operations

On March 31, 2004, the Company sold its 50% interest in its small horsepower compression operations to its joint venture partner for cash proceeds of $961,000.  No gain or loss on disposition resulted from the transaction.  The proceeds from this transaction were used to reduce the Company’s bank operating loan.  The results of discontinued operations for the year ended December 31, 2004 were as follows:

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

Sales	444
Loss before interest and taxes	(49)
Interest expense	(14)
Income tax recovery	36
Loss for the year	(27)

Total assets	-
Total liabilities	-

12.

Acquisition

On February 1, 2006, the Company purchased the outstanding shares of an agent that operated two of the Company's branch locations, for a net cash consideration of $2.263 million.  In addition to the cash consideration, a $300,000 contingent amount is payable on February 1, 2007 subject to the achievement of certain conditions.  The contingent amount will be accounted for as an addition to goodwill on payment.  The investment is accounted for using the purchase method whereby the net cash consideration is allocated to the net identifiable assets and the balance allocated to goodwill.  There were no intangible assets identified.  The results of operations have been included in these consolidated financial statements from the date of acquisition.  Details of the acquisition are as follows:

(in thousands of Canadian dollars)

Assets
Property and equipment	369
Goodwill	2,714
3,083

Assumed Liabilities
Long-term debt	817
Future tax liability	3
820

Net cash consideration	2,263

13.

Net Change in Non-cash Working Capital Balances Related to Operations

For the years ended December 31	2006	2005	2004
Accounts receivable	8,978	(29,935)	(20,730)
Inventories	(18,034)	(17,114)	(18,364)
Other current assets	33	(2,446)	335
Accounts payable	6,677	194	1,385
Accrued liabilities	(4,862)	9,218	11,623
Income taxes payable	(7,021)	4,766	1,519
	(14,229)	(35,317)	(24,232)

14.

Related Parties

During the year, the Company purchased inventory from Wilson, a wholly-owned subsidiary of its principal shareholder, who owned approximately 52% of the outstanding common shares as at

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

December 31, 2006.  Included in inventory at December 31, 2006 is $3,767,000 (2005 – $3,166,000) of inventory purchased from Wilson.  Cost of sales includes $8,944,000 (2005 – $7,830,000; 2004 – $6,427,000) of inventory purchased from its principal shareholder.  Accounts payable and accrued liabilities include $1,076,000 (2005 – $1,083,000) owing to Wilson.  Transactions with related parties are in the normal course of business and are recorded at the exchange amount.  Accounts payable and accrued liabilities are non-interest bearing and are payable within commercial supplier payment terms.

15.

Commitments and Contingencies

a)

The Company leases certain office, warehouse and store facilities and automobiles under long-term operating leases.  Commitments for such non-cancellable operating leases for the next five years are as follows:

Year ending December 31,	2007	4,764
	2008	3,870
	2009	3,504
	2010	3,021
	2011	2,169
	Thereafter	6,045
		23,373

b)

As at December 31, 2006 the Company had not issued any letters of credit to procure inventory, in the normal course of business (2005 - $229,000).

c)

The Company is involved in various lawsuits, the losses from which, if any, are not anticipated to be material to the financial statements.

d)

A contingent amount of $300,000 is payable on February 1, 2007, subject to the achievement of certain conditions relating to the acquisition made in the period (see note 12).

16.

Financial Instruments

The Company’s financial instruments recognized in the Balance Sheets consist of cash, accounts receivable, bank overdraft, accounts payable, accrued liabilities, bank operating loan, long-term debt and obligations under capital lease.  The fair values of these recognized financial instruments, excluding the bank operating loan, obligations under capital lease and long-term debt, approximate their carrying amounts due to the short-term maturity of these instruments.  At December 31, 2006 the fair value of the bank operating loan, long-term debt and obligations under capital lease approximated their carrying values since the cost of the Company’s borrowing approximated the current market rate of such borrowings.

The Company is exposed to market risks from changes in the Canadian prime interest rate and foreign exchange rates with respect to the Canadian dollar and the U.S. dollar.  From time to time the Company enters into foreign exchange forward contracts to fix the value of its liabilities and future commitments.  No contracts were outstanding as of December 31, 2006.  The Company has, in the past, entered into interest rate contracts to hedge its interest rate risk associated with the bank operating loan.  No contracts were outstanding as of December 31, 2006.

17.

Economic Dependency

In respect of the Company’s sales, 11% (2005 – 11%; 2004 – 12%) is derived from sales to one customer.

In respect of the Company’s suppliers, 30% of the Company’s sales are derived from product purchased from two suppliers.  20% of the Company sales in 2005 and 22% of the Company sales in 2004 were derived from the purchase of products from one supplier.

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

18.

Defined Contribution Pension Plan

The Company has a defined contribution pension plan for eligible employees and contributes amounts based on employee salaries to a maximum of 6% (6% in 2005; 5% in 2004) and the amount deductible under the Income Tax Act, to the individuals’ registered retirement savings plans.  Contributions in respect of this plan incurred and paid during the year were $673,000 (2005 – $557,000; 2004 – $322,000).

19.

Segment Reporting

The Company operates as one operating segment in one geographical location.

20.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles (GAAP)

These consolidated financial statements have been prepared in accordance with Canadian GAAP.  The Company’s accounting policies are consistent with U.S. GAAP with the following exceptions:

a)

Statement of Operations

For the years ended December 31	2006	2005	2004
Net income for the year under Canadian GAAP	22,939	18,864	6,115
Share based compensation expense (b)(iii)	(196)	-	-
Net income for the year under U.S. GAAP	22,743	18,864	6,115

Net income per share under US GAAP
Basic	1.26	1.09	0.36
Diluted	1.21	1.01	0.35

b)

Statements of Changes in Shareholders’ Equity

As at December 31	2006	2005	2004
Shareholders* equity under Canadian GAAP	102,475	75,932	54,066
Restructuring provision adjustment (i)	(324)	(324)	(324)
Benefit of deferred tax assets applied to goodwill (ii)	(1,058)	(1,058)	(1,058)
Shareholders* equity under U.S. GAAP	101,093	74,550	52,684

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

iii)

Under Canadian GAAP, it is permissible to use the intrinsic method to account for stock options issued prior to January 1, 2003.  As a result, no compensation expense was recorded in the statement of operations for stock options issued prior to January 1, 2003.  Under the modified prospective application of U.S. GAAP, compensation expense must be recognized in the current year earnings for all stock options issued and the restatement of prior year earnings is not required.  The fair value of the stock options issued prior to January 1, 2003 was calculated using the Black-Scholes options-pricing model.  As at December 31, 2006 all stock options issued prior to January 1, 2003 were fully vested and recognized under the modified prospective application of U.S. GAAP.

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

c)

Balance Sheets

The following table indicates the restated amounts for the items in the Balance Sheets of the company that would be affected had the consolidated financial statements been prepared in accordance with U.S. GAAP.

As at December 31	2006	2005

Goodwill (b)(i) and (b)(ii)	9,097	6,383
Contributed surplus (b)(iii)	16,409	14,281
Retained earnings (b)(i), (b)(ii) and (b)(iii)	61,098	38,355

d)

Statements Of Cash Flows

Under U.S. GAAP, the disclosure of total cash flows from operating activities prior to changes in non-cash working capital balances related to operations is not permitted.

e)

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

US GAAP pronouncements

(i)

FIN48 – Accounting for uncertainty in income taxes

This pronouncement prescribes a recognition and measurement model for tax positions taken or expected to be taken in a tax return and provides guidance on de-recognition classification, interest & penalties, accounting in interim periods, disclosure and transition.  This is effective for fiscal years beginning after December 15, 2006.  Adoption of this pronouncement is not expected to have a material impact on the Company’s financial statements.

Canadian GAAP pronouncements

(i)

CICA 3855 – Financial Instruments – recognition and measurement

This new CICA section addresses the recognition and measurement of financial instruments at fair market value whereby financial assets and financial liabilities are accounted for at fair value when an entity becomes a party to the contractual provisions of the financial instrument.  This section applies to fiscal years starting on or after October 1, 2006.  Adoption of this section is not expected to have a material impact on the Company’s financial statements.

(ii)

CICA 3861 – Financial Instruments – disclosure and presentation

This section replaces old CICA Section 3860 and it applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2006.  CICA 3861 revises the requirements for accounting policy disclosures, and specifies new requirements for disclosures about fair value.  Adoption of this pronouncement is not expected to have a material impact on the Company’s financial statements.

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

(iii)

CICA 1530 – Comprehensive income – reporting and presentation

This new section establishes the standards for the reporting and presentation of the components of comprehensive income which include unrealized gain and losses arising from the translation of the financial statements of self-sustaining foreign operations, changes in the fair values of available-for-sale financial assets and changes in the fair values of effective cash flow hedging instruments.  This section is effective for fiscal years beginning on or after October 1, 2006.  The adoption of this pronouncement is not expected to have a material effect on the Company’s financial statements.

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

12.2

Certification of the Controller Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1

Certification of the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2

Certification of the Controller Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

“signed”

Name:  Denise Jones

Title:

Controller

Exhibit 12.1

CERTIFICATION PURSUANT TO RULE 13a-14 OR 15d-14 OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Michael West, certify that;

1.

I have reviewed this annual report of CE Franklin Ltd. on Form 20-F;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the period presented in this report;

4.

The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have;

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

5.

The issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent function):

a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date:

February 1, 2007

By:

“signed”

Name:

Michael West

Title:

Chairman, President and

Chief Executive Officer

Exhibit 12.2

CERTIFICATION PURSUANT TO RULE 13a-14 OR 15d-14 OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Denise Jones, certify that;

1.

I have reviewed this annual report of CE Franklin Ltd. on Form 20-F;

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

4.

The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the issuer and have;

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

5.

The issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent function):

a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date:

February 1, 2007

By:

“signed”

Name:

Denies Jones

Title:

Controller

Exhibit 13.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of CE Franklin Ltd. (the “Company”) on Form 20-F for the fiscal year ended December 31, 2006, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Michael West, Chairman, President and Chief Executive Officer of CE Franklin Ltd., certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.

The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:

February 1, 2007

By:

“signed”

Name:

Michael West

Title:

Chairman, President and

Chief Executive Officer

Exhibit 13.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of CE Franklin Ltd. (the “Company”) on Form 20-F for the fiscal year ended December 31, 2006, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Denise Jones, Controller of CE Franklin Ltd. certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.

The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:

February 1, 2007

By:

“signed”

Name:

Denise Jones

Title:

Controller