Form 20-F
period 2007-12-31
CE FRANKLIN LTD
filed 2008-02-14
CIK 912151

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[  ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

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

As of December 31, 2007, there were 18,369,817 common shares outstanding.

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

No [X]

PART I

Item 1:

Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2:

Offer Statistics and Expected Timetable

Not applicable.

Item 3:

Key Information

A.

Selected financial data

The selected financial data presented below for the five years ended December 31, 2007 is presented in Canadian dollars and is derived from CE Franklin Ltd.’s (“CE Franklin” or the “Company”) consolidated financial statements in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The information set forth below should be read in conjunction with the consolidated financial statements of CE Franklin (including notes thereto) included under Item 18 and "Operating and Financial Review and Prospects" included under Item 5.

	As at and for the Year Ended December 31
CANADIAN GAAP	2007	2006	2005	2004	2003
	(in millions of Cdn. dollars except percentages, shares and per share data)
Statements of Operations:
Sales	466.3	555.2	484.2	339.7	257.9
Gross profit	84.6	103.5	91.3	60.2	43.6
% of sales	18.1	18.6	18.9	17.8	16.9
Income from continuing operations	13.6	22.9	18.9	6.1	1.3
Loss from discontinued operations	-	-	-	-	(0.9)
Net income	13.6	22.9	18.9	6.1	0.4
% of Sales	2.9	4.1	3.9	1.8	0.2
Net income per share from continuing operations
Basic	0.74	1.27	1.09	0.36	0.07
Diluted	0.72	1.22	1.01	0.35	0.07
Net income per share
Basic	0.74	1.27	1.09	0.36	0.02
Diluted	0.72	1.22	1.01	0.35	0.02

Balance Sheets:
Total assets	208.7	205.4	192.5	145.5	117.6
Capital stock	24.3	23.6	21.9	19.3	19.3
Shareholders' equity	118.2	102.5	75.9	54.1	47.6
Number of shares outstanding (000's)	18,370	18,223	17,805	17,195	17,179
Dividends declared	nil	nil	nil	nil	nil

Net income, shareholders’ equity, and other balance sheet amounts as determined in accordance with Canadian GAAP differ from those determined in accordance with United States generally accepted accounting principles (“U.S. GAAP”), due principally to the recording of compensation expense for stock options granted prior to January 1, 2003, the recording of certain restructuring expenditures as goodwill, the realization of certain future tax benefits, the change in tax rates and the transitional provision in 2002 with respect to impairment of goodwill.  Under U.S. GAAP compensation expense, the restructuring expenditures, the change in tax rates and the transitional provision with respect to goodwill would have been recorded in the statement of operations and the benefit of the future tax assets would have been recorded as a reduction of goodwill.  See note 15 to the December 31, 2007 consolidated financial statements included under Item 18.

AMOUNTS IN ACCORDANCE WITH U.S. GAAP
	As at and for the Year Ended December 31
	2007	2006	2005	2004	2003
	(in millions of Cdn. dollars except per share data)
Net Income	13.6	22.7	18.9	6.1	0.4
Net Income Per Share
Basic earnings per share
Continuing operations	0.74	1.26	1.09	0.36	0.07
Net income	0.74	1.26	1.09	0.36	0.02

Diluted earnings per share
Continuing operations	0.72	1.21	1.01	0.35	0.07
Net income	0.72	1.21	1.01	0.35	0.02

Total Assets	207.3	204.0	191.1	144.1	116.3

Shareholders' Equity	117.0	101.1	74.6	52.7	46.2

All dollar amounts set forth in the Annual Report on Form 20-F are in Canadian dollars, except where otherwise indicated.  The following tables set forth (i) the closing exchange rates at the end of the periods, the average exchange rates during the periods based on the closing exchange rate on the last day of each month and the high and low closing exchange rates based on the closing exchange rate on the last day of each month, (ii) the closing exchange rate at the end of each period, the average exchange rate during the period and the high and low exchange rates based on the closing exchange rate for each day during the month and (iii) the closing exchange rate for the day.  The rates used are based on Bank of Canada foreign exchange rates.

(i)	Year Ended December 31,
	2007	2006	2005	2004	2003
Rate at end of period	1.0088	0.8581	0.8598	0.8319	0.7713
Average rate during period	0.9418	0.8849	0.8271	0.7716	0.7195
High	1.0585	0.9079	0.8601	0.8432	0.7713
Low	0.8496	0.8562	0.7946	0.7288	0.6572

(ii)	2007
	December	November	October	September	August	July
Rate at end of period	1.0088	1.0000	1.0585	1.0052	0.9468	0.9374
Average rate during period	0.9970	1.0338	1.0261	0.9764	0.9444	0.9515
High	1.0199	1.0852	1.0585	1.0052	0.9536	0.9636
Low	0.9803	1.0000	1.0016	0.9483	0.9278	0.9360

(iii) On January 28, 2008, the closing rate in Canadian dollars was US $0.9956 = Cdn. $1.00.

B.

Capitalization and indebtedness

Not applicable.

C.

Reasons for the offer and use of proceeds

Not applicable.

D.

Risk factors

Information for this item is set forth following the caption “Risk Factors” in the Company’s “Management Discussion and Analysis” Item 5 set forth in this form 20-F.

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

On May 29, 1999, Smith International, Inc. (“Smith”) acquired all the common shares previously held by Continental Emsco Company, which constituted 51.2% of the Company’s outstanding common shares.  As of January 28, 2008 Smith owned approximately 53% of the Company’s outstanding common shares.

On February 1, 2002, CE Franklin amalgamated with its wholly owned subsidiary CEF Technologies Ltd.

On January 31, 2003 the Company transferred the property, equipment and operations of its small horsepower compression operations into a wholly owned subsidiary.  Subsequently a 50% interest in the new subsidiary was sold for $0.5 million.

On March 31, 2004 the Company sold its remaining 50% interest in its small horsepower compression operations for cash proceeds of $1.0 million.

On February 1, 2006, the Company purchased the outstanding shares of an agent that operated two of the Company's branch locations, for total consideration of $3.1 million.

On January 31, 2007, the Company purchased the assets of an agent that operated two of the Company’s branch locations, for cash consideration of $2.2 million.

On July 1, 2007, the Company purchased the outstanding shares of Full Tilt Field Services Ltd. (“Full Tilt”) for consideration of $3.4 million, subject to post closing adjustments.

On December 3, 2007, the Company purchased the outstanding shares of JEN Supply Inc. (“JEN Supply”) for consideration of $12.6 million subject to post closing adjustments.

On January 2, 2008, the Company amalgamated with Full Tilt and JEN Supply.

The Company is registered in the Province of Alberta, Canada.  The principal address and telephone number of the Company are as follows:

CE Franklin Ltd.

Suite 1900

300 – 5th Avenue S.W.

Calgary, Alberta Canada

T2P 3C4

403-531-5600

Principal Capital Expenditures and Divestitures

On December 3, 2007, the Company purchased the outstanding shares of JEN Supply for consideration of $12.6 million, subject to post closing adjustments.  JEN Supply is an oilfield equipment distributor operating in east-central Alberta.  The acquisition was funded by bank borrowings, cash flow from operations and a deferred consideration obligation of $0.5 million.

On July 1, 2007, the Company purchased the outstanding shares of Full Tilt for consideration of $3.4 million, subject to post closing adjustments. Full Tilt provides oilfield engine maintenance and crane equipment services and is based in Lloydminster, Alberta.  The acquisition was funded by bank borrowings and cash flow from operations.

On January 31, 2007, the Company purchased the assets of an agent that operated two of the Company’s branch locations in Alberta, for cash consideration of $2.2 million.  The acquisition was funded by bank borrowings and cash flow from operations.

On February 1, 2006, the Company purchased the outstanding shares of an agent that operated two of the Company's branch locations in Alberta, for total consideration of $3.1 million comprised of cash consideration of $2.3 million and debt issued to the vendor valued at $0.8 million.  In addition to the cash consideration, a $0.2 million contingent amount was paid on February 1, 2007 as a result of the achievement of certain conditions.  The acquisition was funded by bank borrowings, cash flow from operations and debt issued to the vendor.

The Company has discussed the possible acquisition of complementary businesses and competitors.  The Company has not entered into any agreement with respect to any prospective acquisition.  The Company intends to continue discussions and to make acquisitions in the future when they are deemed advantageous to the Company.  There can be no assurance that the Company will be able to expand its operations by further acquisitions.  In addition, if the Company makes acquisitions, there can be no assurance that such transactions will prove to be profitable for the Company.

B.

Business overview

Distribution

CE Franklin distributes pipe, valves, flanges, fittings, production equipment, tubular products and other general oilfield supplies to the oil and gas industry in Canada through its 44 branches and inventory stocking points which are situated in towns and cities that serve particular oil and gas fields of the western Canadian sedimentary basin.  In addition, the Company distributes general oilfield supplies to the oilsands, refining, heavy oil and petrochemical and non-oilfield related industries such as the forestry and mining.

CE Franklin, from time to time, will open or close branches or inventory stocking points to meet customer requirements and fluctuating market conditions.  The branches act as a “one stop shop” for the oil and gas industry by providing over 25,000 regularly-stocked Stock Keeping Units (“SKU’s”) of product, and related equipment services.  The branches provide supply chain management services to enable customers to get the right products at the right time.  Should a branch not have a particular product in stock, it has overnight access to the centralized distribution centre in Edmonton, Alberta.

Other services provided by the branches include pump repair, customized pump designs and testing, convenient hours and locations and 24-hour on call service.  In addition, CE Franklin provides well optimization analysis, onsite project management and oilfield engine maintenance and crane equipment services.

CE Franklin manages its buying and distribution through a 100,000 square-foot centralized distribution centre (the “Distribution Centre”) located in Edmonton, Alberta.  The Distribution Centre is strategically located within reasonable proximity to a majority of vendors and acts as the hub for the branches.  Its location reduces freight costs through effective consolidation of shipments.  It provides a cross-dock function that minimizes inventory levels and maximizes service through automatic stock replenishment. The Distribution Centre is International Organization for Standardization 9001 - 2000 (“ISO”) certified, which is required by a growing number of CE Franklin’s customers in conformance with their own ISO programs.  The Company is planning to begin moving into a new 151,000 square-foot distribution Centre in Edmonton in the second quarter of 2008 that will support additional distribution capacity and services.

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

Business and Operating Strategy

The Company’s business and operating strategy includes improving the Company’s value offering and service to its customers, increasing market share, maximizing gross profit margins through procurement practices, rationalizing expenses through process improvement efficiencies and improving earnings.  CE Franklin leverages its relationship with Wilson International, Inc. (“Wilson Supply”), a wholly owned subsidiary of Smith in the United States, to offer a North American solution to its customer base.  The Company will continue to focus on continuous improvement in the areas of customer service and operational effectiveness.  CE Franklin will continue in its efforts to strengthen and grow its market share.

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

The product management function includes technical and sales personnel who specialize in providing product sales and service to customers and branch operations for the Company’s specialized product lines, such as bottom hole pumps and other production equipment, steel and fiberglass tubulars and valves.

To ensure coordination and close contact with all of the Company’s major customers, a sales group, working out of Calgary, Alberta, where many customer head offices are located, act as account managers with specific individual responsibilities for managing the Company’s business and alliance relationships with its customers.  In addition, the Company has regional area sales representatives who are responsible for coordinating sales and activities in the field.  The inside sales group is responsible for coordination and preparation of hundreds of competitive bid packages each year for Canadian and international sales.

Individual branch managers are responsible for the branch in their district.  There is interdependence on sales efforts and results with the sales force located in the Calgary, Alberta office.  The branch is the front line interface with the customer.  The Distribution Centre provides centralized materials management services for CE Franklin’s branches and where practical will ship product directly to customers.  The information technologies group is a fundamental component of providing service to customers and is responsible for maintaining the Company’s enterprise and electronic commerce systems.  The marketing and supply group is responsible for inventory procurement, pricing and margins.  Customer service, safety and quality assurance processes and procedures are in place to deliver superior customer service while maintaining a safe work environment for the Company’s employees.

Customers can walk in, phone in, fax orders or drop off drawings asking us to prepare a materials list and to supply products.  Customer lead times vary from walk in to several weeks notice.

The Company operates in a customer centric model with all employee compensation affected by total Company earnings per share.  Individual senior managers have specific responsibilities but compensation is based on total Company performance.

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

There are approximately 250 oilfield supply stores in Canada operated by five large companies and many smaller ones.  The oilfield supply market is part of the larger industrial supply market, which is also served in part by numerous other competitors.  Some of CE Franklin’s major competitors have manufacturing divisions or affiliates that produce some of their product lines.  This vertical integration may place the Company at a cost disadvantage.  The market is further fragmented by (i) companies that specialize in the sales of certain products, (ii) general industrial supply houses that overlap with the oilfield suppliers particularly in the area of pipe, valves and fittings, (iii) manufacturers who sell directly to the oil and gas industry and (iv) major oil companies that sometimes purchase directly from manufacturers on large orders.

Smith, which owns approximately 53% of the Company’s outstanding common shares as of January 28, 2008, and its affiliates, including Wilson Supply, has verbally indicated that they will not compete with CE Franklin in Canada.  CE Franklin has verbally agreed not to compete with Smith or Wilson Supply in the United States.  However, there are no assurances that these agreements will not change at a future date.

Outside of North America, oilfield equipment and supplies are sold and supplied differently and, accordingly, North American-style branches are not common.  As a result of price competition in Canada, profit margins in the industry are typically not high and profitability is achieved by continuously improving the effectiveness of personnel and the efficiency of systems.

Adverse weather conditions could temporarily decrease the demand for CE Franklin’s products and services.  CE Franklin’s financial performance is tied closely to the seasonality of drilling activity.  Higher drilling activity in Canada is generally experienced in the winter months.  In the spring and early summer, drilling activity slows due to the difficulty in moving equipment during the spring thaws.  To the extent that unseasonable weather conditions such as excessive rain or unusually warm winters affect the ability of CE Franklin’s customers to access their oil and gas sites, then the demand for CE Franklin’s products and services would temporarily decrease and the Company’s revenues, cash flows and profitability would be adversely affected.

C.

Organizational structure

On July 1, 2007, the company purchased the outstanding shares of Full Tilt for total consideration of $3.4 million, subject to post closing adjustments.

On July 31, 2007, CE Franklin amalgamated with its wholly owned subsidiaries, Continental Supply Ltd. and 1072999 Alberta Ltd.

On December 3, 2007 the Company purchased the outstanding share of JEN Supply Inc. (“JEN Supply”) for total consideration of $12.6 million, subject to post closing adjustments.

On January 2, 2008, CE Franklin amalgamated with its wholly owned subsidiaries, Full Tilt and JEN Supply.  The Company operates as a single legal entity, CE Franklin Ltd., effective January 2, 2008.

D.

Property, plant and equipment

Description of Property

The Company’s head office is located in Calgary, Alberta and its Distribution Centre is based in Edmonton, Alberta.  The Company has 29 branches in Alberta, six in Saskatchewan, seven in British Columbia, one in Manitoba and one in Ontario.  The Company owns four locations and leases the remaining locations.  The owned properties represent three branches in Alberta, and one branch in Saskatchewan.  The owned properties are subject to a general security agreement in favor of the Company’s principal lender.  The Company will either lease or purchase facilities in certain areas after evaluating the economics of both alternatives.

The current capacity at the Company’s branches and Distribution Centre is considered adequate to meet current market demand.  In the past, the Company has been able to secure new operating facilities as required.  The Company entered into a lease commitment with a 15 year term pertaining to the construction of a new distribution centre in Edmonton, Alberta.  The Company intends to begin conducting operations from the new distribution facility in the second quarter of 2008.

The Company is not aware of any environmental issues that could have a material impact on any of its properties.

Property and equipment increased 15% to $6.4 million as at December 31, 2007.  This increase includes net additions to property and equipment of $2.0 million combined with $1.3 million of property and equipment through business acquisitions completed in 2007.  The additions were offset by amortization expense of $2.8 million.

Item 5:

Operating and Financial Review and Prospects

Management’s Discussion and Analysis as at February 12, 2008

The following Management’s Discussion and Analysis (“MD&A”) is provided to assist readers in understanding CE Franklin Ltd.’s (“CE Franklin” or the “Company”)) financial performance and position during the periods presented and significant trends that may impact future performance of CE Franklin.  This discussion should be read in conjunction with the audited consolidated financial statements of CE Franklin and the related notes thereto.

All amounts are expressed in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), except where otherwise noted. For a discussion of the principle differences between CE Franklin’s financial results as calculated under U.S. GAAP, see note 15 to the consolidated financial statements of CE Franklin.

OVERVIEW

CE Franklin is a leading distributor of pipe, valves, flanges, fittings, production equipment, tubular products and other general industrial supplies primarily to the oil and gas industry in Canada through its 44 branches situated in towns and cities that serve oil and gas fields of the western Canadian sedimentary basin. In addition, the Company distributes similar products to the oilsands, refining, and petrochemical industries and non-oilfield related industries such as forestry and mining.

The Company’s branch operations service over 3,000 customers by providing the right materials where they are needed, on time, and for the best value.  Our branches, supported by our centralized distribution centre in Edmonton, Alberta, stock over 25,000 stock keeping units.  This infrastructure enables us to provide our customer’s with the products they need on a same day or over night basis.  Our centralized inventory and procurement capabilities allow us to leverage our scale to enable industry leading hub and spoke purchasing and logistics capabilities. The branches are also supported by services provided by the Company’s corporate office in Calgary, Alberta including sales, marketing, product expertise, logistics, invoicing, credit and collection and other business services.

The Company’s shares trade on the TSX (“CFT”) and AMEX (“CFK”) stock exchanges.  Smith International Inc. (“Smith”), a major oilfield service company based in the United States, owns 53% of the Company’s shares.

Business and Operating Strategy

The Canadian oilfield equipment supply industry is highly competitive and fragmented.  There are approximately 250 oilfield supply stores in Canada which generate annual estimated sales of $2 to $3 billion.  CE Franklin competes with four other large oilfield equipment distributors and with numerous local and regional distributors as well as specialty equipment distributors and manufacturers.  The oilfield equipment market is part of the larger industrial equipment supply market, which is also serviced by numerous competitors.

Oilfield equipment distributors compete based on price and level of service.  Service includes the ability to consistently provide required products to a customer’s operating site when needed, project management services, product expertise and support, billing and expenditure management services, and related equipment services.

Demand for oilfield equipment is driven by the level of oil and gas industry capital expenditures as well as by production related maintenance, repair and operating (“MRO”) requirements.  MRO demand tends to be relatively stable over time and predictable in terms of product and service requirements.  Capital project demand fluctuates over time with oil and gas commodity prices.

The mix of products sold and customers served will affect profitability.  Local walk in relationship business will typically generate higher profit margins compared to project bids, which are typically larger orders where the Company can take advantage of volume discounts and longer lead times.  Larger oil and gas producers typically have a broader geographic operating reach, conduct larger capital projects, and require more sophisticated billing and project management services than do smaller customers.   The Company has entered into a number of formal alliances with larger customers where the scale and repeat nature of business enables efficiencies which are shared with the customer through lower profit margins.

Barriers to entry in the oilfield supply business are low with start up operations typically focused on servicing local relationship based MRO customers.  To compete effectively on capital project business and to service larger customers requires multi-location branch operations, increased financial, procurement, product expertise and breadth of product lines, information systems and process capability.

The Company’s 44 branch operations provide substantial geographic coverage across the oil and gas producing regions in western Canada.  Each branch competes for local business supported by centralized support services provided by the Company’s Edmonton distribution centre and corporate office in Calgary.  The Company’s large branch network, coupled with its centralized capabilities enables it to develop strong supply chain relationships with suppliers and provide it with a competitive advantage over local independent oilfield and specialty equipment distributors for larger customers who are seeking one stop shopping and more comprehensive service.  The Company’s relationship with Wilson Supply, a leading oilfield equipment distributor operating in the United States, and a wholly owned subsidiary of Smith, enables it to provide North American solutions to its customer base and provides increased purchasing scale with equipment suppliers.

The Company is pursuing four strategies to grow its business profitably:

•

Grow market share in our core conventional oilfield equipment distribution business in western Canada through concentrated sales efforts and premium customer service complemented by selected acquisitions such as the acquisition of JEN Supply Inc. (“JEN Supply”) completed in December 2007.

•

Leverage our existing supply chain infrastructure, product and project expertise by focusing on the emerging oilsands project and MRO business in Alberta.

•

Expand our production equipment service capability to capture more of the product life cycle requirements for the equipment we sell such as down hole pump repair, oilfield engine maintenance, well optimization and on site project management in order to differentiate our service offering from that of other competitors and deepening our relationship with customers.  The acquisition of Full Tilt

Field Services Limited (“Full Tilt”) in July 2007 provided us with the capability to service oilfield engines and parts that we were previously selling, and by doing so, position us to attract new customers to our core oilfield equipment distribution business.

•

Leverage our domestic supply chain infrastructure capabilities and customers by targeting international sales.  Selected international project sales are resourced from our Edmonton distribution centre.  An oilfield equipment distribution joint venture was established in the 2nd quarter of 2007 in Libya with Wilson Supply and a Libyan partner.

Business Outlook

The Company’s business is dependent on the level of conventional oil and gas capital expenditures and production activity in western Canada.  A combination of events experienced in 2007 including soft natural gas prices, the Alberta government royalty task force review and subsequent decision to increase royalty rates, high drilling and operating costs, and the rapid appreciation of the Canadian dollar, have reduced the competitiveness of the western Canadian sedimentary basin relative to other international oil and gas producing regions.  This has resulted in reduced oil and gas industry activity in 2007 in western Canada that is expected to continue through 2008.  The Company expects these conditions will contribute to increased consolidation of oil and gas customers, coupled with increased competitive activity amongst oilfield equipment distributors.   The Company intends to address these conditions by pursuing its strategies while closely managing its costs and net working capital investment levels.

Over the medium to longer term, the Company is optimistic that its strong competitive status will position it favourably to take advantage of available market share when natural gas prices recover to historic energy equivalent price relationships to oil, resulting in renewed conventional industry activity and demand for the Company’s products.  Effective execution of the Company’s oilsands and service diversification strategies provide further opportunities to leverage its supply chain infrastructure.

A.

Operating Results

The following table summarizes the consolidated results of operations of the Company for the last three years:

(in millions of Cdn. dollars except per share data)
Years-Ended December 31,	2007		2006		2005
	Amount	%	Amount	%	Amount	%

Sales	$ 466.3	1.0%	$ 555.2	1.0%	$ 484.2	1.0%
Cost of sales	(38,170.0)	(0.8)%	(45,170.0)	(0.8)%	(39,290.0)	(0.8)%
Gross profit	8,460.0	0.2%	10,350.0	0.2%	9,130.0	0.2%

Selling, general and administrative expenses	(5,810.0)	(0.1)%	(6,330.0)	(0.1)%	(5,530.0)	(0.1)%
Foreign exchange loss and other	(80.0)	(0.0)%	(10.0)	0.0%	-	0.0%

EBITDA(1)	2,570.0	0.1%	40.1	0.1%	36.0	0.1%
Amortization	(280.0)	(0.0)%	(2.8)	(0.0)%	(4.4)	(0.0)%
Interest	(200.0)	(0.0)%	(2.7)	(0.0)%	(1.9)	(0.0)%
Income before taxes	20.9	0.0%	34.6	0.1%	29.7	0.1%
Income tax expense	(730.0)	(0.0)%	(11.7)	(0.0)%	(10.8)	(0.0)%
Net income	13.6	0.0%	22.9	0.0%	18.9	0.0%

Net income per share
Basic (Cdn. $)	$ 0.74		$ 1.27		$ 1.09
Diluted (Cdn. $)	$ 0.72		$ 1.22		$ 1.01

Weighted average number of shares outstanding (000's)
Basic	18,337		18,099		17,327
Diluted	18,807		18,724		18,680

(1) EBITDA represents net income before interest, taxes, depreciation and amortization.  EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations.  Management believes that EBITDA, as presented, represents a useful means of assessing the performance of the Company’s ongoing operating activities, as it reflects the Company’s earnings trends without showing the impact of certain charges.  The Company is also presenting EBITDA, incremental flow through to EBITDA and EBITDA as a percentage of sales because it is used by management as a supplemental measure of profitability. The use of EBITDA by the Company has certain material limitations because it excludes the recurring expenditures of interest, income tax, and amortization expenses.  Interest expense is a necessary component of the Company’s expenses because the Company borrows money to finance its working capital and capital expenditures.  Income tax expense is a necessary component of the Company’s expenses because the Company is required to pay cash income taxes.  Amortization expense is a necessary component of the Company’s expenses because the Company uses property and equipment to generate sales.  Management compensates for these limitations to the use of EBITDA by using EBITDA as only a supplementary measure of profitability.  EBITDA is not used by management as an alternative to net income as an indicator of the Company’s operating performance, as an alternative to any other measure of performance in conformity with generally accepted accounting principles or as an alternative to cash flow from operating activities as a measure of liquidity.  A reconciliation of EBITDA to Net Income is provided within the table above.  Not all companies calculate EBITDA in the same manner and EBITDA does not have a standardized meaning prescribed by GAAP.  Accordingly, EBITDA, as the term is used herein, is unlikely to be comparable to EBITDA as reported by other entities.

2007 compared to 2006

Net income for 2007 was $13.6 million, down $9.3 million (41%) from 2006 levels.  Sales declined by 16% due to reduced oil and gas industry capital expenditures in 2007 and gross profit margins declined by 3% due to reduced supplier rebates, resulting in an $18.9 million (18%) decline in gross profit.  Selling, general and administrative expenses declined by $5.2 million (8%) due to lower incentive compensation costs, reduced Sarbanes Oxely compliance costs, and lower selling costs resulting from the acquisition of two agent operated branches during the first half of 2007.  Lower interest expense associated with reduced average debt levels in 2007 was offset by foreign exchange losses driven by the rapid appreciation in the Canadian dollar during 2007.  Income taxes declined by $4.4 million in 2007 due to the reduced level of pre-tax earnings.   Net income per share (basic) was $0.74 in 2007, down 42% due principally to the decline in net income combined with a 1% increase in the weighted average number of shares outstanding.

2006 compared to 2005

Net income for 2006 was $22.9 million, up $4.0 million (22%) from 2005 levels.  Sales increased by 15% and gross profit increased by 13% due to the continuation of very strong oil and gas industry capital expenditure levels from 2005 before subsiding somewhat in the second half of 2006 following the softening of natural gas prices.  This resulted in an $12.2 million (13%) increase in gross profit over 2005.  Selling, general and administrative costs increased by $8.0 million (14%) from 2005 due to increased incentive compensation costs and Sarbanes Oxley compliance costs.  Amortization costs declined by $1.6 million as the amortization of the Company’s computer system was substantially completed in 2005.  Interest costs increased by $0.8 million due to higher average borrowing levels and floating interest rates.  Income taxes increased by $0.9 million in 2006 due to the increased level of pre-tax income.  Net income per share (basic) reached $1.27 in 2006, an increase of 17% due to the increase in net income partially offset by the exercise of employee stock options which increased the weighted average number of shares outstanding by 5% over the prior year.

Fourth Quarter Results

Net income for the fourth quarter of 2007 was $2.4 million, down $3.0 million (55%) from 2006 levels.  Sales declined by 14% due to reduced oil and gas industry capital expenditures in 2007 and gross profit margins declined by 0.9% due to reduced supplier rebates associated with lower purchasing levels, resulting in a $4.7 million decline in gross profit.  Selling, general and administrative expenses remained consistent at $15.3 million. Lower interest expense was associated with reduced average debt levels in the fourth quarter of 2007.  Income taxes declined by $1.3 million in the fourth quarter due to the reduced level of pre-tax earnings.   Net income per share (basic) was $0.13 in the fourth quarter of 2007, down 55%, due principally to the decline in net income combined with a 1% increase in the weighted average number of shares outstanding.

A more detailed discussion of the Company’s annual results from operations is provided below:

Sales

Sales for 2007 were $466.3 million, down 16% from 2006 levels, principally due to lower product sales used in customer capital projects due to the decline in oil and gas industry capital expenditures levels discussed previously in the “Business Outlook” section of this report.  In 2006, sales increased by $71.0 million (15%) due to very strong oil and gas industry capital expenditures experienced through 2005 into 2006.

(in millions of Cdn. $)	2007		2006		2005
End use sales demand	$	%	$	%	$	%
Capital projects	269.6	58	338.8	61	299.1	62
Maintenance, repair and operating supplies (MRO)	196.7	42	216.4	39	185.1	38
Total sales	466.3	100	555.2	100	484.2	100

Note: Capital project end use sales are defined by the Company as consisting of tubulars and 80% of pipe, flanges and fittings; and valves and accessories product sales respectively; MRO Sales are defined by  the Company as consisting of pumps and production equipment, production services; general product and 20% of pipes, flanges and fittings; and valves and accessory product sales respectively.

The Company uses oil and gas well completions and average rig counts as industry activity measures to assess demand for oilfield equipment used in capital projects.  Oil and gas well completions require the products sold by the Company to complete a well and bring production on stream and are a good general indicator of energy industry activity levels.  Average drilling rig counts are also used by management to assess industry activity levels as the number of rigs in use ultimately drive well completion requirements.  The relative level of oil and gas commodity prices is a key driver of industry capital project activity as product prices directly impact the economic returns realized by oil and gas companies.  The table below provides well completion, rig count and commodity price information for the last 3 years.

	As at December	Average for the year ended
	31, 2007	2007	2006	2005

Gas - Cdn. $/gj (AECO spot)	$6.44	$6.47	$6.55	$8.80
Oil - Cdn. $/bbl (Edmonton Light)	$93.35	$76.48	$72.96	$69.15

Average rig count	n/a	367	498	469

Well completions:
Gas	n/a	12,717	15,317	15,403
Oil	n/a	5,443	5,609	4,835
Total well completions	n/a	18,160	20,926	20,238
Average statistics are shown except for well completions.

Sources: Oil and Gas prices – First Energy Capital Corp.; Rig count data – Hughes Christensen; Well completion data – Daily Oil Bulletin

Sales of capital project related products were $269.6 million in 2007, down 20% ($69.2 million) from 2006 levels.  Total well completions declined by 13% to 18,160 in 2007 and the average working rig count declined by 26% to 367 in 2007, contributing to lower demand for the Company’s capital project related products.  Lower oil and gas capital expenditure activity in 2007 reflected the continuation of soft gas prices in 2007, compounded by increased industry capital and operating costs and uncertainty and lower returns resulting from the Alberta government’s royalty study and subsequent decision announced in the 4th quarter of 2007 to increase royalty rates.  Gas wells comprised 70% of the total wells completed in western Canada in 2007 (2006 – 73%, 2005 – 76%).   For 2006, sales of capital project related products reached $338.8 million, an increase of 13% ($39.7 million) from 2005 levels.  This increase was driven principally by the very robust natural gas pricing environment experienced in 2005 and early 2006, which increased natural gas project economics resulting in elevated industry capital expenditures as indicated by the 3% and 6% increase in the number of total well completions and average working rig count in 2006 compared to 2005 respectively.

MRO product sales are related to overall oil and gas industry production levels and tend to be more stable than capital project sales.  MRO product sales in 2007 were $196.7 million and comprised 42% of the Company’s total sales.  This was down 9% ($19.7 million) from 2006 MRO product sales levels due to reduced industry activity levels.  For 2006, MRO product sales reached $216.4 million, an increase of

17% ($31.3 million) due to the year over year increase in industry activity levels coupled with the results of an increased branch area sales focus.

The Company services over 3,000 customers of which the top ten customers comprised 43% of total sales (2006 –38%, 2005 - 41%).  The Company’s largest customer comprised 11% of total sales (2006 – 11%, 2005 - 11%).  The increased concentration of sales in 2007 was due to the Company’s focus on alliance customer programs coupled with lower capital program activity experienced by smaller oil and gas company’s due to reduced access to capital markets resulting from increasingly challenging industry conditions.

The Company distributes approximately 25,000 stock keeping units sourced from over 2,000 suppliers.  In 2007, the top 10 suppliers comprised 43% of total cost of goods sold (2006 – 50%, 2005 - 53%) of which two suppliers comprised 28% of total cost of goods sold (2006 – 2 suppliers comprised 30%, 2005 – 1 supplier comprised 20%).  Reduced supplier concentration in 2007, was principally due to the decline in capital project related product sales which tend to be more focused across fewer products than MRO product sales.

In 2006, the Company developed and began to execute its strategy to grow profitability through focus on its core western Canadian oilfield equipment service business, complemented by an increase in the product life cycle services provided by the Company to its customers, the focus on the emerging oilsands capital project and MRO sales opportunities, as well as selected sales to international markets.  Revenue results of these initiatives to date are provided below:

	2007		2006		2005
Sales ($millions)	$	%	$	%	$	%
Western Canada oil field	426.5	92	524.6	95	467.2	97
Oil Sands	23.7	5	19.1	3	5.7	1
Production Services	11.2	2	6.9	1	5.9	1
International	4.9	1	4.6	1	5.4	1
Total Sales	466.3	100	555.2	100	484.2	100

Sales of oilfield products to conventional western Canada oil and gas end use applications were $426.5 million in 2007, down 19% from 2006 levels, consistent with the decline in year over year industry activity levels described previously.  In December 2007, the Company announced the acquisition of JEN Supply, an oilfield equipment distributor that operated four branches in east-central Alberta.  Two of these operations were in existing markets where the Company had operations and are being combined.  This enabled the Company to grow its market share in these markets while improving its operating efficiency.   JEN Supply’s other two branch operations are in new market areas and extend the Company’s market reach.  The integration of JEN Supply is expected to be completed by the end of the first quarter of 2008.

Sales to oilsands end use applications reached $23.7 million, a 24% increase from 2006 levels.  The Company continues to position its sales focus and Edmonton distribution centre to penetrate this emerging market for capital project related products.  The Company’s Fort McMurray branch continues to build on its position to service oilsands’ MRO product requirements.

Production service sales reached $11.2 million in 2007, more than a 62% increase from 2006 levels.  The acquisition of Full Tilt at the end of the 2nd quarter of 2007, which provides oilfield engine maintenance and crane equipment services based in Lloydminster, contributed the majority of the increase in revenues.  The Company expects to expand Full Tilt’s service to other Company branch locations in 2008 in order to capture more of our customer’s product life cycle expenditures while differentiating our services from other oilfield equipment distributors.

Sales to international customer projects reached $4.9 million in 2007, comparable to 2006 and 2005 and are serviced by our Edmonton distribution centre.  An agency oilfield equipment distribution joint venture was established during 2007 in Libya with Wilson Supply and a Libyan partner.  Sales activity was minimal in 2007 and is anticipated to increase next year as operations gain momentum.

Gross Profit	2007	2006	2005

Gross profit (millions)	$84.6	$103.5	$91.3
Gross profit as a % of sales	0.2%	0.2%	0.2%

Gross profit composition by product sales category:
Tubulars	8%	8%	10%
Pipe, flanges and fittings	32%	35%	33%
Valves and accessories	18%	20%	20%
Pumps, production equipment and services	17%	13%	14%
General	25%	24%	23%
Total Gross Profit	100%	100%	100%

Gross profit was $84.6 million in 2007, down $18.9 million (18%) from 2006 due to a 16% decline in sales and a 3% decline in gross margin.  Gross profit generated in 2006 increased by $12.2 million (13%) over 2005 due to a 15% increase in sales partially offset by a 2% decrease in average gross margins.  Gross profit composition by product sales remained quite stable over the three year period with a slight increase in relative contribution in 2007 from pumps, production equipment and services as well as general product sales reflecting the relative year over year increase in MRO sales and the acquisition of Full Tilt in mid 2007.

Selling, General and Administrative (“SG&A”) Costs

	2007		2006		2005
Sales ($millions)	$	%	$	%	$	%
People costs	32.8	57	33.9	54	28.1	52
Selling costs	7.8	13	13.4	21	14.4	26
Facility and office costs	9.7	17	8.6	14	7.6	13
Other	7.8	13	7.4	11	5.2	9
SG&A Costs	58.1	100	63.3	100	55.3	100
SG&A costs a % of sales	0.1%		0.1%		0.1%

SG&A costs declined 8% ($5.2 million) in 2007 from the prior year principally due to the reduction in selling costs that resulted from the acquisition of two agent operated branches in early 2007.  People costs decreased by 3% due to reduced incentive compensation expenses associated with the Company’s lower financial results in 2007 and a 9% reduction of employees in its base operations.  This was partially offset by the addition of employees through acquisitions completed in 2007.  Facility costs increased 13% ($1.1 million) in 2007 to $9.7 million, due to additional branch locations acquired and increased occupancy costs.  Facility and office costs are expected to increase in 2008 as the Company moves into a new, larger distribution centre in Edmonton and due to continued occupancy cost pressure being experienced in western Canada.   The Company leases 40 of its 44 branch operations as well as its corporate office in Calgary and Edmonton distribution centre. The Company mitigates the cyclical nature of its business by adjusting its variable and fixed (primarily salaries and benefits) SG&A costs  as activity levels change.  This was evident in 2007 as SG&A costs as a percentage of sales increased slightly from prior year levels to 12.4%, despite a 16% decline in sales from 2006.

Amortization Expense

Amortization expense was $2.8 million in 2007 and was comparable to 2006.  In 2005, amortization expense was higher at $4.4 million as the amortization of the cost of the Company’s computer system was substantially completed in 2005.

Interest Expense

Interest expense was $2.0 million in 2007, down $0.6 million (24%) from 2006 due to a 21% decline in average borrowing levels and a 5% decline in average floating interest rates.  Interest expense increased in 2006 by $0.7 million over 2005 due principally to higher average borrowing levels.

Foreign Exchange Loss and Other

Foreign exchange losses were $0.8 million in 2007 (2006 - $0.1 million, 2005 – nil) and related to the 18% appreciation of the Canadian/U.S. dollar exchange rate on U.S. dollar net working capital balances held during the period.  Steps were taken in the fourth quarter to mitigate the Company’s net working capital U.S. dollar exposure.

Income Tax Expense

The Company’s effective tax rate for 2007 was 35.0%, compared to 33.7% and 36.4% in 2006 and 2005 respectively, due principally to the relative increase in non deductible expenses resulting from changes in pre-tax income levels.  Substantially all of the Company’s tax provision is currently payable.

SUMMARY OF QUARTERLY FINANCIAL DATA

The selected quarterly financial data presented below is presented in Canadian dollars and in accordance with Canadian GAAP.  This information is derived from the Company’s unaudited quarterly financial statements.

(in millions of Cdn. dollars except per share data)
Unaudited	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	2006	2006	2006	2006	2007	2007	2007	2007

Sales	$ 17,700.0	$ 11,590.0	$ 13,170.0	$ 13,060.0	$ 15,430.0	$ 8,290.0	$ 11,680.0	$ 11,230.0

Gross profit	32.2	22.5	23.7	25.0	26.3	16.8	21.0	20.4

EBITDA	15.1	7.0	8.4	9.6	11.0	2.2	7.4	5.1
EBITDA as a % of sales	0.1%	0.1%	0.1%	0.1%	0.1%	0.0%	0.1%	0.0%

Net income	8.9	3.9	4.7	5.4	6.4	0.6	4.1	2.4
Net income as a % of sales	0.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

Net income per share
Basic (Cdn. $)	$ 0.50	$ 0.21	$ 0.26	$ 0.30	$ 0.35	$ 0.03	$ 0.22	$ 0.13
Diluted (Cdn. $)	$ 0.47	$ 0.21	$ 0.25	$ 0.29	$ 0.34	$ 0.03	$ 0.22	$ 0.13

Net working capital(1)	124.7	117.4	130.6	120.2	127.6	126.8	128.7	134.7
Bank operating loan(1)	54.1	41.0	49.6	34.0	33.6	36.0	35.4	44.3
(1)Net working capital and bank operating loan amounts are as at quarter end.

The Company’s sales levels are affected by weather conditions.  As warm weather returns in the spring each year the winter’s frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have dried out.  In addition, many exploration and production areas in northern Canada are accessible only in the winter months when the ground is frozen.  As a result, the first and fourth quarters typically represent the busiest time for oil and gas industry activity and the highest sales activity for the Company.  Sales levels drop dramatically during the second quarter until such time as the roads have dried and road bans have been lifted. This typically results in a significant reduction in earnings during the second quarter as the Company does not reduce its SG&A expenses during the second quarter to offset the reduction in sales.  Net working capital (defined as current assets less accounts payable and accrued liabilities, income taxes payable and other current liabilities) and bank operating loan borrowing levels follow similar seasonal patterns as sales.

B.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s primary internal source of liquidity is cash flow from operating activities before net changes in non-cash working capital balances.  Cash flow from operating activities and the Company’s 364-day bank operating facility are used to finance the Company’s net working capital, capital expenditures and acquisitions.

As at December 31, 2007, borrowings under the Company’s bank operating loan were $44.3 million, an increase of $10.3 million from December 31, 2006.  Borrowing levels have increased as business acquisitions of $18.0 million and net investments of $2.0 million to maintain property and equipment have been funded principally by bank borrowings and cash flow from operations of $9.3 million.

In 2006, the Company generated $27.8 million in cash from cash flow from operating activities, before net change in non-cash working capital balances, and $1.7 million in the issuance of capital stock from the exercise of employee stock options.  This was offset by a $14.2 million increase in working capital, $2.6 million to purchase a two branch distribution operation, $3.1 million in capital and other expenditures, $0.2 million in repayments on capital leases and $0.3 million in purchase of shares held in trust.  These activities resulted in a $9.1 million decrease in the bank operating loan.

In 2005, the Company generated $21.9 million in cash from cash flow from operating activities, before net change in non-cash working capital balances, and $2.5 million in the issuance of capital stock from the exercise of employee stock options.  This was offset by a $35.3 million increase in working capital, $0.6 million in capital and other expenditures and $0.6 million in repayments on capital leases.  These activities resulted in a $11.7 million increase in the bank operating loan.

Business acquisitions completed during 2007 aggregated $18.0 million and were comprised of $12.1 million to acquire JEN Supply in December, $3.4 million to acquire Full Tilt in the third quarter, and $2.2 million to acquire two agent operated branches early in 2007.  See note 2 to the audited consolidated financial statements for further details.

Net working capital was $134.7 million at December 31, 2007, an increase of $14.5 million from December 31, 2006.  Accounts receivable increased by $1.8 million (2.0%) to $89.3 million at December 31, 2007 from December 31, 2006. After adjusting for the acquisition of JEN Supply in December, account’s receivable day’s sale outstanding increased 12% to 62.0 days for the fourth quarter compared to 55.2 days in the prior year period.  Day’s sales outstanding is calculated using fourth quarter sales compared to the December 31 accounts receivable balance.  Inventory decreased by $10.9 million (11%) from December 31, 2006 due to a reduction in purchasing levels to align with reduced sales levels.  After adjusting for the acquisition of JEN Supply in December, inventory turns were 4.3 times, consistent with the prior years fourth quarter.  Inventory turns are calculated using fourth quarter cost of goods sold on an annualized basis compared to the December 31 inventory balance.  The company will continue to adjust its investment in inventory in order to align with anticipated lower sales levels in order to improve inventory turnover efficiency.  Accounts payable and accrued liabilities decreased by $21.9 million (33%) from December 31, 2006 to $44.8 million at December 31, 2007 due to reduced purchasing activity and lower accrued employee incentive compensation.

The Company has a 364 day bank operating loan facility in the amount of $75.0 million (2006 - $75.0 million) arranged with a syndicate of four banks that matures in July 2008.  The loan facility bears interest based on the floating Canadian bank prime rate and is secured by a general security agreement covering all assets of the Company.   The maximum amount available under the facility is subject to a borrowing base formula applied to accounts receivable and inventories, and a covenant restricting the Company’s debt to 2.25 times trailing twelve month EBITDA.  As at December 31, 2007, the Company’s debt to EBITDA ratio was 1.7 times (2006 – 1.2 times) which provides a maximum borrowing ability of approximately $60 million under the facility (2006 - $75 million).  This facility contains certain other restrictive covenants.  As at December 31, 2007, the Company was not in compliance with a covenant under its loan facility agreement which has been subsequently waived and amended by the Company’s lenders.  As at December 31, 2007, the ratio of the Company’s debt to total capitalization (debt plus equity) was comprised of 28% debt (2006 – 26% debt).

CAPITAL STOCK

The weighted average number of shares outstanding during 2007 was 18.3 million, an increase of 0.2 million shares (1%) over the prior year due principally to the exercise of stock options. The diluted weighted average number of shares outstanding during 2007 was 18.8 million, a decrease of 0.2 million over the prior period.

As at December 31, 2007 and 2006, the following shares and securities convertible into shares, were outstanding:

(millions)	December 31, 2007	December 31, 2006
	Shares	Shares
Shares outstanding	18.4	18.2
Stock Options	1.3	0.8
Restricted Share units	0.2	0.1
Shares outstanding and issuable	19.9	19.1

The Company has established an independent trust to purchase common shares of the Company on the open market to resource performance and deferred share unit obligations.  In 2007, the trust acquired 40,200 common shares (2006 – 24,800 common shares) at an average cost of $8.08 per share (2006 - $11.73 per share).

Contractual Obligations

The following table outlines the Company’s contractual obligations for debt, lease and related obligations having initial terms in excess of one year.

Period Due	Long Term Debt and Capital Lease Obligations	Bank Operating Loan	Operating Lease Commitments	U.S.$ Forward Purchase Contracts	Total
(millions of Canadian dollars)
2008	1.0	44.3	5.4	2.0	52.7
2009	0.1	-	5.7	-	5.8
2010	-	-	5.2	-	5.2
2011	-	-	4.2	-	4.2
2012	0.5		3.9		4.4
thereafter	-	-	29.2	-	29.2
	1.6	44.3	53.6	2.0	101.5

Approximately 93% of operating lease obligations relate to office, warehouse, and store facility leases (2006 - 79%) with the remaining lease obligations related to automobile and warehouse equipment leases.  Future operating lease commitments at December 31, 2007 of $53.6 million have more than doubled from the prior year end due principally to the 15 year lease agreement entered into during 2007 for the new Edmonton distribution centre.  Capital expenditures in 2008 are anticipated to be in the $3 million to $5 million range with expenditures focused on the Company’s new Edmonton Distribution Centre, computer system enhancements and expanding production service capability.  In management’s opinion, the Company’s existing working capital position combined with available borrowing capacity under its bank operating loan facility and ongoing cash flow from operations, are sufficient to resource its anticipated contractual commitments.  The Company anticipates its 364 day bank operating loan will be extended in 2008 in the normal course.

The Company’s bank operating loan bears interest based on the floating Canadian bank prime rate on December 31, 2007 – 6.0%.  Based on the Company’s borrowings on its bank operating loan as at December 31, 2007, an increase or decrease of one percent in the Canadian bank prime rate would be expected to decrease or increase the Company’s annual net income by $0.3 million.

The Company purchases certain products priced in U.S. dollars and sells such products to its customers typically priced in Canadian dollars.  As a result, fluctuations in the value of the Canadian dollar relative to the U.S. dollar can result in foreign exchange gains and losses.  As at December 31, 2007, the Company had entered into a contract to purchase in 2008, U.S. $2.0 million at a fixed exchange rate for the purpose of mitigating its foreign exchange exposure.  The Company does not use financial instruments for speculative purposes.

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

Allowance for Doubtful Accounts

The Company extends credit to customers and other parties in the normal course of business. Management regularly reviews outstanding accounts receivable and provides for estimated losses through an allowance for doubtful accounts. In evaluating the level of the established allowance, management makes judgments regarding a party’s ability to make required payments, economic events and other factors.  As the financial condition of a party’s changes, circumstances develop or additional information becomes available, adjustments to the allowance for doubtful accounts may be required.

Inventory Reserves

The Company has made significant investments in inventory to service its customers.  On a routine basis, the Company uses judgments in determining the level of write-downs required to record inventory at the lower of average cost or market. Management’s estimates are primarily influenced by technological innovations, market activity levels and the physical condition of products.  Changes in these or other factors may result in a write-down in the carrying value of inventory.

Goodwill

The Company has acquired certain operations which have resulted in the recording of a significant amount of goodwill on the balance sheet.  In accordance with Canadian GAAP, the Company is required to perform an annual goodwill impairment evaluation, which is largely influenced by future cash flow projections, earnings and cash flow multiples.  Estimating future cash flows of the Company’s operations, earnings and cash flow multiples requires management to make judgments about future operating results and working capital requirements.  Changes in cash flow assumptions and other factors that negatively impact the fair value of operations to which goodwill relates, would influence the evaluation and may result in the determination that a portion of the goodwill is impaired.

Future Tax Assets and Liabilities

Future tax assets and liabilities are recognized for differences between the book value and tax value of the net assets of the Company. In providing for future taxes, management considers current tax regulations, estimates of future taxable income and available tax planning strategies. If tax regulations, operating results or the ability to implement tax planning strategies vary, adjustments to the carrying value of future tax assets and liabilities may be required. See Note 6 to the consolidated financial statements for the significant components of the future income tax assets and liabilities, and a reconciliation of the Company’s income tax provision.

RISK FACTORS

In addition to the information set forth elsewhere in this MD&A, the following factors should be carefully considered when evaluating CE Franklin.

Fluctuations in the overall profitability of the oil and gas industry can affect the demand for CE Franklin’s products and services and, therefore, CE Franklin’s sales, cash flows and profitability.  CE Franklin’s operations are materially dependent upon the level of activity in oil and gas exploration, development and production.  Both short-term and long-term trends in oil and gas prices affect the level of such activity.  Oil and gas prices and, therefore, the level of drilling, exploration and production activity can influence price fluctuations and the overall profitability of the oil and gas industry include:

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

•

general economic and political conditions in North America and worldwide; and

•

the presence or absence of drilling incentives such as Canadian provincial royalty holidays, availability of new leases and concessions and government regulations regarding, among other things, export controls, environmental protection, changes in royalty rates, taxation, price controls and product allocation.

CE Franklin believes that any prolonged reduction in oil and gas prices or other factors that may impact the profitability of the oil and gas industry, would depress the level of exploration and production activity.  This would likely result in a corresponding decline in the demand for CE Franklin’s products and services and could have a material adverse effect on CE Franklin’s sales, cash flows and profitability.  There can be no assurance as to the future level of demand for CE Franklin’s products and services or future conditions in the oil and gas and oilfield supply industries.

Unusual weather conditions could decrease the demand for CE Franklin’s products and services.  CE Franklin’s financial performance is tied closely to the seasonality of drilling activity.  Higher drilling activity in Canada is generally experienced in the winter months.  In the spring and early summer, drilling activity slows due to the difficulty in moving equipment during the spring thaws.  To the extent that unseasonable weather conditions such as excessive rain or unusually warm winters affect the ability of CE Franklin’s customers to access their oil and gas sites, then the demand for CE Franklin’s products and services would temporarily decrease and the Company’s sales, cash flows and profitability would be adversely affected.

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

The loss of CE Franklin’s major suppliers could adversely affect the Company’s sales and gross profit.  A portion of CE Franklin’s business are sales where product is primarily obtained from two suppliers.  Although the Company believes that it has historically had and continues to have a good relationship with these suppliers, there can be no assurance that such relationships will continue.  In the event the Company is unable to source products from its existing suppliers, then CE Franklin would need to search for alternate suppliers of these goods.  There can be no assurance that suitable alternate suppliers for such goods would be found.

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

The Company may experience a financial loss if inventory becomes obsolete or otherwise unsaleable.  The rate of product technical innovation and the company’s ability to return unsaleable inventory to suppliers may impact financial performance.

The majority of the Company’s sales are generated from customers in the energy sector.  This includes major multinational and independent oil companies, pipeline companies and contract drilling companies operating in Canada.  In addition, for the year ended December 31, 2007 11% of sales (2006 – 11%; 2005 – 11%) were derived from sales to one customer.

The Company may experience a financial loss if its significant customers fail to pay CE Franklin for its products or services.  The Company’s ability to collect the proceeds from the sale of its products and services from its customers depends on the payment ability of its customer base.

Significant downtime at the Company’s centralized distribution centre located in Edmonton, Alberta could materially impact net income and cash flow from operations.  The Company operates a hub and spoke distribution model with the distribution centre strategically located within reasonable proximity to a majority of its vendors.  In addition, the distribution centre acts as a hub for its 44 branches.  Significant downtime at this facility could impact the Company’s gross profit margins net income and cash flow from operations.

A substantial portion of the Company’s sales to customers depend on written contracts that are cancelable at any time, or are based on verbal agreements.  The key factors which will determine whether a customer will continue to use the Company are pricing, service quality and availability, strategically located service centers and technical knowledge and experience.  There can be no assurance that the Company’s relationships with its customers will continue, and a significant reduction or total loss of business from these customers, if not offset by increased sales to new or existing customers, could have a material adverse effect on the Company’s net income or cash flow from operations.

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

The Company’s major shareholder may influence the Company’s affairs.  The Company’s share ownership is highly concentrated and, as a result, CE Franklin’s principal shareholder effectively controls the Company’s business.  As at the date of this Form 20-F, CE Franklin’s largest shareholder, Smith International Inc., owned approximately 53% of the Company’s common shares outstanding.  As a result,

Smith International Inc. has the voting power to significantly influence the Company’s policies, business and affairs and the outcome of any corporate transaction or other matter, including mergers, consolidations and the sale of all, or substantially all, of the Company’s assets.

In addition, the concentration of the Company’s ownership may have the effect of delaying; deterring or preventing a change in control that otherwise could result in a premium in the price of the Company’s common shares.

Forward Looking Statements

The information in this MD&A may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that CE Franklin plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements.  These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events.  When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this MD&A, including those in under the caption “Risk factors”.

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

•

forecasted oil and gas industry activity levels in 2008;

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

•

fluctuations in the demand for the Company’s products and services.

Should one or more of the risks or uncertainties described above or elsewhere in this MD&A occur, or should underlying assumptions prove incorrect, the Company’s actual results and plans could differ materially from those expressed in any forward-looking statements.

All forward-looking statements expressed or implied, included in this MD&A and attributable to CE Franklin are qualified in their entirety by this cautionary statement.  This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that CE Franklin or persons acting on its behalf might issue.  CE Franklin does not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date of filing this MD&A, except as required by law.

RECENT ACCOUNTING PRONOUNCEMENTS

Under revised CICA section 1506, “Accounting Changes" and the Securities and Exchange Commissions (SEC) Staff Bulletin No. 74 (SAB 74), the Company is required to disclose certain information related to recently issued accounting standards.  This guidance requires that when a new accounting standard has been issued but has not yet been adopted, the Company should discuss the effect that the new standard will have on the Company's financial statements when adopted.

Canadian GAAP pronouncements

(i)

Financial Instruments (CICA 1530, 3855, 3861, 3865)

Effective January 1, 2007, the Company adopted Section 1530 - Comprehensive Income, Section 3855 - Financial Instrument Recognition and Measurement, Section 3861 - Financial Instruments Disclosure and Presentation, and Section 3865 - Hedges of the Canadian Institute of Chartered Accountants Handbook in accordance with the transitional provisions in each respective section.

The adoption of Sections 1530, 3855 and 3861 did not have a material impact on the financial statements of the Company and did not result in any adjustments for the recognition, de-recognition or measurement of financial instruments as compared to the financial statements for periods prior to the adoption of these sections. In addition, since the Company currently does not utilize hedge accounting, the adoption of Section 3865 currently has no material impact on the financial statements of the Company.

(ii)

CICA 1506 – Accounting Changes

Effective January 1, 2007, the Company adopted revised CICA section 1506, “Accounting Changes.” The amendments in the revised standard indicate that voluntary changes in accounting policy are only permitted if they result in financial statements that provide more reliable and relevant information. When a change in accounting policy is made, this change is applied retrospectively unless impractical. Changes in accounting estimates are generally applied prospectively and material prior period errors are corrected retrospectively. This section also outlines additional disclosure requirements when accounting changes are applied including justification for voluntary changes, complete description of the policy, primary source of GAAP and detailed effect on financial statement line items.

(iii)

CICA 1535 – Capital disclosures

This new section establishes standards for disclosing information regarding an entity’s capital and how it is managed. The section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The company believes that this section will lead to additional disclosure in the annual financial statements.

(iv)

CICA 3031 – Inventories

This section replaces CICA Section 3030 and applies to interim and annual financial statements for fiscal years beginning on or after January 1, 2008. The new section is harmonized with International Accounting Standards and provides additional guidance on the measurement and disclosure requirements for inventories. Specifically, requiring inventories to be measured at the lower of cost and net realizable value. The Company does not expect the adoption of this section to have a material impact on their operations or financial position.

(v)

CICA 3862 – Financial Instruments - Disclosure and CICA 3863 – Financial Instruments - Presentation

Both sections establish new levels of disclosure required for financial instruments in the financial statements. The section is effective for annual periods beginning on/after October 1, 2007.

US GAAP pronouncements

(i)

FAS 141(A) – Business Combinations

This statement sets out to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects.  This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.  The Company is in the process of evaluating the impact of this statement.

(ii)

FAS 157 – Fair Value Measurements

This statement defines fair value and establishes a framework for measuring fair value for GAAP purposes, while also expanding disclosures about fair value measurements. The statement will also apply to previous accounting pronouncements that require or permit fair value measurements. This statement is effective for fiscal years beginning after November 15, 2007. The company is in the process of evaluating the impact of this statement.

(iii)

FAS 159 – The fair Value option for financial assets and financial liabilities

The statement allows for the elective measurement of eligible financial instruments and certain other items at fair value in order to mitigate volatility in reported earnings without having to apply complex and detailed hedge accounting rules. This statement is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the provisions of Statement 159 and have not yet determined the impact this statement will have on our results from operations or financial position.

Controls and Procedures

CE Franklin's Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that material information relating to CE Franklin was made known to them by others within the company.

Report of CE Franklin Management on Internal Control Over Financial Reporting: CE Franklin's Board of Directors and management are responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system was designed to provide reasonable assurance to management and Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements.

All internal control systems no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. In making this assessment, it used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment management has concluded that, as of December 31, 2007, CE Franklin's internal control over financial reporting is effective based on those criteria.

See report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, included under "Item 18. Financial Statements" on page 46.

There were no changes to our internal control over financial reporting that occurred during the period covered by this MD&A that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

OTHER ITEMS

Additional information relating to the Company, including its Form 20-F, is available under the Company’s profile on SEDAR at www.sedar.com and at www.cefranklin.com.

C.

Research and Development, Patents and Licenses, etc.

Not applicable.

D.

Trend Information

See Item 4B and Item 5A.

E.

Off-balance Sheet Arrangements

The Company has not engaged in off-balance sheet financing arrangements through special purpose entities.

F.

Tabular Disclosure of Contractual Obligations

Information for this item is set forth under the “Contractual Obligations” caption in the Company’s “Management Discussion and Analysis”, Item 5 set forth in this Form 20-F.

G.

Safe Harbor

Forward Looking Statements

Information for this item is set forth following the caption “Forward Looking Statements” in the Company’s Management Discussion and Analysis” Item 5 set forth in the Form 20-F.

Item 6:

Directors, Senior Management and Employees

(i)

Directors and Senior Management

The following table sets forth certain information about our directors and leadership team, as of January 25, 2008

Name and Municipality of Residence

Age

Position with CE Franklin Ltd.

Michael S. West

45

Chairman, President and Chief

Calgary, Alberta

Executive Officer and Director

W. Mark Schweitzer

46

VP and Chief Financial Officer

Calgary, Alberta

James E. Baumgartner

53

Vice President, Commercial Strategies

Edmonton, Alberta

Maurice (Ron) Brown

56

Vice President, Sales

Calgary, Alberta

Brent W. Greenwood

53

Vice President,

Calgary, Alberta

Marketing and Supply

Ronald L. Koper

49

Vice President,

Calgary, Alberta

Business Effectiveness

Timothy M. Ritchie

37

Vice President, Strategic Initiatives

Calgary, Alberta

Roderick H. Tatham

49

Vice President, Operations

Calgary, Alberta

David A. Dyck (1)(2)(3)

46

Director

Calgary, Alberta

Michael J.C. Hogan (1)(4)

51

Director

Calgary, Alberta

John J. Kennedy (4)

55

Director

Houston, Texas

Robert McClinton (1)(3)(4)

57

Director

Calgary, Alberta

Douglas L. Rock (1)(2)

61

Director

Houston, Texas

Victor Stobbe (2)(3)

66

Director

DeWinton, Alberta

Notes:

1)

Member of Corporate Governance and Nominating Committee.

2)

Member of Compensation Committee.

3)

Member of Audit Committee.

4)

Member of Environment, Health & Safety Committee.

The directors are elected annually at the Company’s annual general meeting.  The 2008 annual general meeting will be held on April 24, 2008.  The following is a summary of the background of each director and member of the Company’s leadership team.

Michael S. West

Mr. West is Chairman, President and Chief Executive Officer of CE Franklin Ltd. He was appointed President and Chief Executive Officer and to CE Franklin's Board of Directors in January 2002 and was appointed Chairman in December 2003.  Mr. West has held executive positions in the oilfield supply and distribution business for 11 years. Prior to joining the oil and gas sector in 1996, he worked for 11 years in various capacities in the automotive aftermarkets industry.

W. Mark Schweitzer

Mr. Schweitzer is Vice President and Chief Financial Officer of CE Franklin Ltd and was appointed in August 2007.  Prior to joining CE Franklin, Mr. Schweitzer was the Executive Vice President and Chief Financial Officer of a large diversified business income fund and has extensive financial experience in oil and gas, mining and other industry sectors.

James E. Baumgartner

Mr. Baumgartner is Vice President, Commercial Strategies and has been with the Company since 2001.  Prior to joining CE Franklin, Mr. Baumgartner was the General Manager for a competitor in the oilfield and industrial project supply distribution business.  He has over 26 years experience in distribution of pipe, valves and fittings to the energy industry in Canada as well as internationally.

Maurice (Ron) Brown

Mr. Brown is Vice President, Sales.  He joined the CE Franklin in 2002 and has been in the oilfield supply, distribution and manufacturing sector for 27 years.  Mr. Brown fulfilled responsibilities in Sales, Operations and Marketing.  Prior to joining the oil and gas sector Mr. Brown spend eight years in the Royal Canadian Mounted Police in British Columbia.

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

Timothy M. Ritchie

Mr. Ritchie is Vice President, Strategic Initiatives.  He began his career with Franklin Supply in the field over 14 years ago and has progressively taken on roles that are more senior for the Company.  Mr. Ritchie graduated from the University of Lethbridge with a Bachelor of Arts in 1993 and in 2000 earned his Masters of Business Administration from the University of Calgary.

Roderick H. Tatham

Mr. Tatham is Vice President, Operations.  He is responsible and accountable for overall operational performance. Prior to joining CE Franklin in May 2002, he worked in various management capacities including Business Process & Design, Quality, Branch Management and Materials Management.

David A. Dyck

Mr. Dyck was appointed to the Board in May 2004.  Mr. Dyck, a resident of Calgary, is President and CEO of LeaRidge Capital Inc., a company providing financial advisory services to corporations including investor relations strategies, structuring and executing of corporate bank facilities, fixed income financings and equity financings.    Prior to establishing LeaRidge Capital, Mr. Dyck was the Senior Vice President, Finance and Chief Financial Officer for Western Oil Sands Inc., a position he held from 2000 to 2007.  Mr. Dyck previously spent 12 years with Summit Resources Limited, where he held various roles including Senior Vice President, Finance and Administration and Chief Financial Officer.  He is a member of the Alberta and Canadian Institutes of Chartered Accountants, the Financial Executives Institute and is a Mentor with the Haskayne School of Business in Calgary.

Michael J.C. Hogan

Mr. Hogan, a Professional Engineer, was appointed to the Board in May 2006.  A 29 year veteran of the electric power industry, Mr. Hogan is President and Chief Executive Officer of Enact Power Ltd., providing business development support to companies pursuing major electric power investments in Canada and internationally.  From 1995 to 1998, Mr. Hogan was President and Chief Executive Officer of SaskPower Commercial Inc., the international development arm of SaskPower.  Mr. Hogan is also a member of the L’Arche Calgary Board of Directors, an organization that provides homes and meaningful work for the mentally disabled.  He is a member of the Institute of Corporate Directors.

John J. Kennedy

Mr. Kennedy was appointed to the Board of Directors of CE Franklin in May 1999.  He is currently President and Chief Executive Officer of Wilson, the distribution unit of Smith.  Previously, Mr. Kennedy was Senior Vice President and Chief Financial Officer of Smith.  Mr. Kennedy has worked in the energy industry for over 28 years in various executive and management positions.  Mr. Kennedy is a member of several professional bodies in both the United Kingdom and United States, including the Energy Institute, the Association of Corporate Treasurers and is a member of the board of directors of the Petroleum Equipment Supplier Association.

Robert McClinton

Mr. McClinton was elected to the Board in May 2006. Mr. McClinton has been CFO of CEP International Petroleum Ltd, a private company, since September 2007.  Mr. McClinton was a major shareholder and President of BMP Energy Systems from 1992 to 2005, when the company was sold to a public company. During the ten years prior to joining BMP, Mr. McClinton served as a director and senior financial officer of Canadian Turbo Inc. Mr. McClinton began his career in 1969 with Deloitte & Touche in Northern Ireland, where he obtained his Chartered Accountant designation before immigrating to Canada in 1974. He is a member of the Alberta and Canadian Institutes of Chartered Accountants, Financial Executives International and the Board of Calgary HandiBus Association.

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

B.

Compensation

The following table sets forth the compensation paid by the Corporation to the Chairman, President and Chief Executive Officer and the Vice President and Chief Financial Officer and the three next most high compensated executive officers whose total salary and bonus exceeded $150,000 in 2007 and who served in such capacities at December 31, 2007, (collectively, the "Named Executive Officers") for services rendered to the Corporation for the three years ended December 31, 2007.

	Annual Compensation				Long-Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus(1) ($)	Other Annual Compensation(2) ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units (#)	LTIP Payouts ($)	All Other Compensation(2) ($)

Michael S. West	2007	420,000	--	23,970	231,947	29,315	--	--
Chairman,	2006	377,692	206,000	25,723	--	37,567	--	--
President and	2005	350,000	426,740	23,827	52,405	--	--	--
Chief
Executive Officer

Mark Schweitzer	2007	115,385	--	5,942	181,915	8,727
Vice President	2006	--	--	--	--	--	--	--
and Chief Financial Officer(3)	2005	--	--	--	--	--	--	--

Randy D. Henderson	2007	14,769	--	1,329	--	--	--	240,000
Vice President	2006	140,308	81,000	15,413	--	11,869	--	--
and Chief Financial Officer(4)	2005	--	--	--	--	--	--	--

James E.Baumgartner	2007	210,000	--	20,071	38,652	4,886	--	--
Vice President,	2006	196,346	108,000	19,417	--	13,353	--	--
Commercial Strategies	2005	160,000	226,860	17,288	26,203	--	--	--

Maurice (Ron) Brown	2007	196,000	--	23,169	34,789	4,397	--	--
Vice President,	2006	188,796	108,000	20,640	--	10,386	--	--
Sales	2005	182,735	100,000	14,415	24,019	--	--	--

Timothy M. Ritchie	2007	175,000	--	25,709	35,488	4,886	--	--
Vice President,	2006	148,846	108,000	23,429	--	7,418	--	--
Strategic Initiatives	2005	144,000	226,860	21,156	28,823	--	--	--

Notes:

(1)

Bonus amounts are disclosed in the year in which they are earned, not in the year in which they were paid.

(2)

For 2007, amounts in these columns include $9,600 for a car allowance, $4,770 for parking and $9,600 for contributions to a group RRSP plan for Mr. West; $3,692 for a car allowance and $2,250 for parking for Mr. Schweitzer; $591 for a car allowance, $738 for contributions to a group RRSP plan and $240,000 severance pay for Mr. Henderson; $9,600 for a car allowance and $10,471 for contributions to a group RRSP plan for Mr. Baumgartner; $9,600 for a car allowance, $4,770 for parking and $8,799 for contributions to a group RRSP for Mr. Brown; and $9,600 for a car allowance, $5,550 for parking and $10,385 for contributions to a group RRSP plan for Mr. Ritchie.

(3)

Mr. Schweitzer joined the Company on August 13, 2007 as Vice President and Chief Financial Officer.

(4)

Mr. Henderson joined the Company on June 1, 2006 as Vice President and Chief Financial Officer and left the Company on January 22, 2007.

Stock Options Granted During 2007

Name	Securities, Under Options/SARs Granted*(#)	% of Total Options/SARs Granted to Employees in the Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)(1)	Expiration Date
Michael S. West	41,991	6%	10.90	10.90	January 31, 2017
	189,956	29%	6.50	5.89	December 11, 2014
Mark Schweitzer	110,683	17%	10.30	10.30	August 13, 2017
	71,232	11%	6.50	5.89	December 11, 2014
James E. Baumgartner	6,996	1%	10.90	10.90	January 31, 2017
	31,656	5%	6.50	5.89	December 11, 2014
Maurice (Ron) Brown	6,297	1%	10.90	10.90	January 31, 2017
	28,492	4%	6.50	5.89	December 11, 2014
Timothy M. Ritchie	6,996	1%	10.90	10.90	January 31, 2017
	28,492	4%	6.50	5.89	December 11, 2014

The stock option grant on January 31, 2007 was for 2007 compensation and the grant on December 11, 2007 is for 2008 compensation. There will not be a grant in January 2008 to the Named Executive Officers.

(1)

The “Market Value of Securities Underlying Options/SARs on the Date of Grant” is the closing price (exercise price) on the date of grant.

Aggregate Option Exercises During 2007 and Option Values at December 31, 2007

The following table sets forth information in respect of the aggregate stock options exercised by the Named Executive Officers during 2007 and the value of unexercised, in-the-money options as at December 31, 2007.  The actual value of the unexercised in-the-money options will be determined by the market price of the Corporation’s Common Shares on the date such options may be exercised by any of the Named Executive Officers. There is no assurance that the values of such in-the-money options shown in this table will be realized.

			Unexercised Options/SARs at December 31, 2007		Value of Unexercised in-the-Money Options/SARs at December 31, 2007(1)
Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)

Michael S. West	51,045	399,279	11,648	237,771	22,248	13,023
Mark Schweitzer	--	--	--	181,915	--	712
James E. Baumgartner	--	--	111,239	47,386	346,312	16,999
Maurice (Ron) Brown	--	--	52,609	42,795	165,275	15,577
Timothy M. Ritchie	--	--	89,178	45,096	281,032	18,636

(1)

The "Value of Unexercised In-The-Money Options at December 31, 2007" was calculated by determining the difference between the market value of the securities underlying the option at the end of the financial year and the exercise price of such options.  At the end of the most recently completed financial year, the closing price of the Corporation’s Common Shares on the Toronto Stock Exchange was $6.51.

Restricted Share Units Granted and Exercised During 2007

The Restricted Share Unit awards were determined by assessing the relative prior year performance of the Corporation against its market peers. For 2007, the Corporation’s 2006 performance was assessed to have exceeded the 90th percentile compared to its peers on year over year revenue and earnings growth. The Restricted Share Units granted aligns total compensation earned to the 2006 performance level, as per Restricted Share Unit plan design objectives.

Name	Restricted Share Units Granted (#)	Performance or Other Period Until Maturation or Payout	Value of Restricted Share Units at December 31, 2007 (1)	Restricted Share Units Exercised (#)	Aggregate Value Realized ($)
Michael S. West	29,315	January 31, 2010	190,841	-	-
Mark Schweitzer	8,727	August 13, 2010	56,813	-	-
Randy D. Henderson	-	-	-	3,956	42,527
James E. Baumgartner	4,886	January 31, 2010	31,808	-	-
Maurice (Ron) Brown	4,397	January 31, 2010	28,624	-	-
Timothy M. Ritchie	4,886	January 31, 2010	31,808	2,473	27,999

(1)

The "Value of Restricted Share Units at December 31, 2007" was calculated by multiplying the number of RSU’s granted by the closing price of the Corporation’s Common Shares on the Toronto Stock Exchange on December 31, 2007 which was $6.51. There are no specific performance targets associated with the maturation of the units.

Compensation of Directors

Mr. West, President and Chief Executive Officer of the Corporation, does not receive any additional compensation for being a member and Chairman of the Board of Directors for the Corporation.  In addition, Mr. Rock and Mr. Kennedy, as nominees of Smith, do not receive compensation for being members of the Board of Directors of the corporation.

During 2007, directors were compensated based on a retainer of $30,000 each plus $25,000 for Audit Committee Chair and $15,000 for all other chair positions.  Meeting fees of $1,750 per meeting were paid for which they were in attendance.

Mr. Stobbe was paid $66,000 and granted 7,629 restricted share units for a value of $87,500, Mr. Dyck was paid $88,750 and granted 5,231 restricted share units for a value of $60,000, Mr. McClinton was paid $83,500 and granted 5,231 restricted share units for a value of $60,000 and Mr. Hogan was paid $52,250 and granted 7,193 restricted share units for a value of $82,500.  Directors are also reimbursed for their expenses incurred in respect of each meeting of the directors or special service.  No compensation was paid to any director of the Corporation for their services as consultants or experts to the Corporation.

Employment Contracts

The Corporation has entered into employment contracts with the Chairman, President and Chief Executive Officer and the Vice President and Chief Financial Officer that provides for payment of 24 months, salary, benefits and bonus if employment is terminated for any reason, other than cause, or in the event of a change of control.

C.

Board practices

Directors are elected at each annual meeting to hold office for a term expiring at the close of the next annual meeting of shareholders.  No specific term of office is applicable to executive officers; however, they are normally re-appointed annually.  The last annual meeting was held May 2, 2007, and the next annual meeting is expected to be held on April 24, 2008.

Number of Meetings Attended
Name of Director	Board of Directors	Independent Board of Directors	Audit Committee	Compensation Committee	Corporate Governance and Nominating Committee	Environment, Health and Safety Committee
Michael S. West	7 of 7	N/A	N/A	N/A	N/A	N/A
David A. Dyck	7 of 7	2 of 2	5 of 6	8 of 8	3 of 4	N/A
Michael J.C. Hogan	7 of 7	2 of 2	N/A	N/A	4 of 4	4 of 4
John J. Kennedy	7 of 7	1 of 2	N/A	N/A	N/A	4 of 4
Robert McClinton	7 of 7	2 of 2	5 of 6	N/A	4 of 4	4 of 4
Douglas L. Rock	1 of 7	0 of 2	N/A	3 of 8	1 of 4	N/A
Victor J. Stobbe	6 of 7	2 of 2	6 of 6	8 of 8	N/A	N/A

Board Composition

The Board is composed of seven members, being a size considered appropriate by the Board, having regard to the Corporation's size and complexity. Under NP 58-201, a director is independent if he or she has no direct or indirect material relationship with the Corporation.  A "material relationship" is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director's independent judgement.  In addition, certain individuals are deemed, for the purposes of NP 58-201, to have material relationships with the Corporation, including any individual who is, or has recently been an employee or executive officer of the Corporation, and an individual whose immediate family members is, or has recently been, an executive officer of the Corporation.  Under this definition, the Board has four independent directors as defined under NP 58-201, David A. Dyck, Michael J.C. Hogan, Robert McClinton and Victor J. Stobbe, being a majority of the Board.  Messrs. Michael S. West, Douglas L. Rock and John J. Kennedy are executive officers of the Corporation or Smith and are thus not independent as defined under NP 58-201.

To the extent necessary, and subject to the approval of the Board as a whole, any member of the Board is entitled to engage an outside advisor at the expense of the Corporation. Such outside advisor would be available in the event that a director or executive has a material interest in a transaction or agreement under consideration.  The Corporation is controlled by Smith, which, as of January 28, 2008, owned 53% of the outstanding Common Shares of the Corporation.

As of January 28, 2008, approximately 47% of the outstanding Common Shares are held by shareholders other than the Corporation's significant shareholder and its affiliates.  The four independent directors do not have any interests in or relationships with the significant shareholder or its affiliates.  Victor J. Stobbe and Douglas L. Rock and Robert McClinton are also directors of reporting issuers other than the Corporation as set forth below:

Name	Reporting Issuer
Douglas L. Rock	MoneyGram International, Inc. Smith International, Inc.
Victor J. Stobbe	Trican Well Service Ltd.
Robert McClinton	CriticalControl Solutions Corp.

Board Committees

The Board has established four committees: the Audit Committee; the Compensation Committee; the Corporate Governance and Nominating Committee; and the Environment, Health and Safety Committee. The Corporation does not have an Executive Committee and utilizes in its place ad hoc committees on an as required basis.  The Board has not developed written position descriptions for the chair of each board committee.  The Board delineates its roles and responsibilities through the mandate of each committee and through annual evaluations of the Board and each of its committees.

The following is a brief description of the mandate and composition of each Committee.

Audit Committee

The Audit Committee is composed entirely of independent directors - David A. Dyck, Robert McClinton and Victor J. Stobbe. The Audit Committee is responsible for, among other matters, reviewing the Corporation's financial reporting process (including reviewing annual and quarterly financial statements) and enquiring as to the adequacy of internal controls. Although it is management's responsibility to design and implement an effective internal control system, the Audit Committee ensures that management has properly done so. The Audit Committee is also responsible for reviewing the performance of external auditors. The Audit Committee has direct communication channels with the Corporation's external auditors and meets with them on a regular basis without management of CE Franklin present.  The Audit Committee met six times during 2007.

Compensation Committee

The Compensation Committee is composed of two independent directors, being David A. Dyck and Victor J. Stobbe; and Douglas L. Rock, who is a representative of Smith.  The Compensation Committee is responsible for, among other matters, formulating and making recommendations to the Board on compensation issues relating to the directors and senior management, including establishing the compensation philosophy and recommending compensation for the Chief Executive Officer and the leadership team. The Compensation Committee also approves the terms and granting of stock options to the leadership team and employees of the Corporation. The Compensation Committee met eight times during 2007.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is comprised of three independent directors, being David A. Dyck, Michael J.C. Hogan and Robert McClinton and Douglas L. Rock who is a representative of Smith.  The Corporate Governance and Nominating Committee is responsible for, among other matters: monitoring and managing the corporate governance process of the Board, including recommending the number of directors to be elected; recommending nominees, including candidates to fill vacancies; reviewing the performance and effectiveness of the Board and each member of the Board, and reviewing the performance of the Chief Executive Officer.  The Corporate Governance and Nominating Committee assesses the suitability of potential candidates by way of a selection assessment that includes a wide array of factors deemed appropriate all in the context of the perceived needs of the Board and the Corporation at the time.  The Corporation provides formal education programs for new directors and provides such orientation and information as individual directors may request on an ongoing basis.  The Corporate Governance and Nominating Committee met four times during 2007.

Environment, Health and Safety Committee

The Environment, Health and Safety Committee is comprised of two independent directors, being Michael J.C. Hogan, Robert McClinton and John J. Kennedy, who is a representative of Smith.  The Environment,

Heath and Safety Committee is responsible for, among other matters, monitoring the management of the Corporation's environmental, health and safety risks, liabilities, policies, practices and procedures. The Environment, Health and Safety Committee met four times during 2007.

Code of Business Conduct

All of our officers, employees and directors are required to comply with our Code of Business Conduct (the “Code”) to help ensure that our business is conducted in accordance with the highest standards of ethical behaviour.  Our Code covers all areas of professional conduct, including customer relationships, conflicts of interest, insider trading, financial disclosure, intellectual property and confidential information, as well as requiring strict adherence to all laws and regulations applicable to our business.  Employees may report any violations or suspected violations of the Code by using CE Franklin’s hotline.  The Code includes an anti-retaliation statement.  The full text of the Code is published on our website at www.cefranklin.com.  No waiver of a provision of the Code has been granted to any senior officer or director since its adoption.

Expectation of Management

The Board relies on management to provide the information that the Board requires to properly perform its duties and expects management to keep it apprised of matters affecting the Corporation, significant risks and opportunities available to the Corporation. The Board has developed a written position description for the Chairman and Chief Executive Officer.  Due to the relatively small size of the Board and of the Corporation, the effectiveness of management generally and of the Chief Executive Officer specifically can be determined on a more informal basis.

Shareholder Feedback

The Corporation has one employee, Cheryl Bourget, Executive Assistant, with designated responsibility for investor relations. Every shareholder enquiry receives a prompt response and significant shareholder concerns are reported to management and, where appropriate, the Board.

Information for this item is set forth following the caption “Executive Compensation” in the Company’s Information Circular.

D.

Employees

Year	Number of Employees as at December 31,	% in Field	% in Head Office
2007	440	85%	15%
2006	427	81%	19%
2005	383	80%	20%

As of December 31, 2007, the Company had 440 employees, including part-time and hourly.  The Company does not anticipate any material changes in its employee structure.  CE Franklin’s personnel are not unionized, and there is very little union activity in the Canadian oilfield supply industry.  The Company does not employ a significant number of temporary employees.

E.

Share ownership

The following table sets forth the share ownership of the Company's Named Executive Officers as of January 28, 2008

	Common Shares Owned		Option Awards			Stock Awards
	Common Shares Owned Directly or Indirectly	% of Total Outstanding Common Shares	Securities Under Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Restricted Share Units (#)	Restricted Share Unit Expiration

Michael S. West	-	-	17,472	$ 4.60	1/11/2015	37,567	1/1/2009
			41,991	$ 10.90	1/31/2017	29,315	1/31/2010
			189,956	$ 6.50	12/11/2014	-
			249,419			66,882

Mark Schweitzer	50,000	0.0%	110,683	$ 10.30	8/31/2017	8,727	8/13/2010
			71,232	$ 6.50	12/11/2014	-
			181,915			8,727

James E. Baumgartner	615	0.0%	27,609	$ 3.50	1/1/2012	-
			28,139	$ 3.49	12/13/2012	-
			38,022	$ 2.70	12/12/2013	-
			26,203	$ 4.60	1/11/2015	13,353	1/1/2009
			6,996	$ 10.90	1/31/2017	4,886	1/31/2010
			31,656	$ 6.50	12/11/2014	-
			158,625			18,239

Maurice (Ron) Brown	-	-	6,000	$ 3.49	12/13/2012	-
			30,596	$ 2.70	12/12/2013	-
			24,019	$ 4.60	1/11/2015	10,386	1/1/2009
			6,297	$ 10.90	1/31/2017	4,397	1/31/2010
			28,492	$ 6.50	12/11/2014	-
			95,404			14,783

Timothy M. Ritchie	400	0.0%	28,139	$ 3.49	12/13/2012	-
			41,824	$ 2.70	12/12/2013	-
			28,823	$ 4.60	1/11/2015	4,945	1/1/2009
			6,996	$ 10.90	1/31/2017	4,886	1/31/2010
			28,492	$ 6.50	12/11/2014	-
			134,274			9,831

Item 7:

Major Shareholders and Related Party Transactions

A.

Major shareholders

The following table sets forth information, as of January 28, 2008, detailing the ownership of the Company’s outstanding voting securities by any person known by the Company to own more than 5% of such voting securities:

Title of Class	Identity of Group	Amount Owned	Percent of Class
Common shares	Smith International	9,729,582(1)	53.0
Common shares	Fidelity Management & Research Company	1,655,200(2)	9.0
Common shares	Bear Stearns Asset Management Inc.	960,041 (3)	5.3

(1)

Based on confirmation received from Smith.

(2)

See Fidelity Management & Research Company Early Warning Report filing on SEDAR dated January 9, 2008.

(3)

See Bear Stearns Asset Management Inc. SEC filing of SC 13G October 11, 2006.

At January 28, 2008, Smith held approximately 53% of the issued and outstanding shares of CE Franklin.  Smith has, by virtue of holding over 50% of the outstanding common shares, the power to elect the board of directors of the Company; however, it has agreed that at least two independent directors will be elected.  Smith has the same per share voting rights as other shareholders.

As of, January 28, 2008, the Company had 18,369,817 of common shares outstanding and 37 holders of record of the common shares, of whom 22 were located in the United States, one was located in Mexico and 14 were located in Canada.

B.

Related party transactions

Information for this item is set forth in note 9 to the consolidated financial statements in item 18 of this Form 20-F.

C.

Interests of Experts and Counsel

Not applicable.

Item 8:

Financial Information

CE Franklin’s consolidated financial statements are stated in Canadian Dollars (Cdn. $) and are prepared in accordance with Canadian GAAP with reconciliation to U.S. GAAP included under note 15 to the consolidated financial statements under Item 18.  In this Form 20-F, unless otherwise specified, all amounts are expressed in Canadian dollars.

A.

Financial Statements and Other Financial Information

The consolidated financial statements of CE Franklin as at and for the Years Ended December 31, 2007, 2006 and 2005, are audited by PricewaterhouseCoopers LLP and include the following:

•

Management’s Reports dated January 31, 2008

•

An Auditors’ Report dated January 31, 2008

•

Balance Sheets as at December 31, 2007 and 2006

•

Statements of Changes in Shareholders’ Equity for the years ended December 31, 2007, 2006 and 2005

•

Statements of Operations for the years ended December 31, 2007, 2006 and 2005

•

Statements of Cash Flows for the years ended December 31, 2007, 2006 and 2005

•

Notes to the consolidated financial statements

See Part III, Item 18 for detailed information.

Dividend Distributions

The Company does not currently pay a dividend to shareholders.

B.

Significant Changes

There have been no significant changes since December 31, 2007.

Item 9:

The Offer and Listing

A.

Offer and Listing Details

The following table sets forth the reporting of the high and low closing prices for the CE Franklin shares on the TSX an the AMEX for the periods indicated.

		Toronto Stock Exchange ($CDN)		American Stock Exchange ($US)

		High	Low	High	Low

2003		3.10	2.61	2.36	1.98

2004		5.88	2.70	4.58	2.19

2005		18.33	4.58	15.25	3.75

2006		20.70	11.00	18.40	9.76

2007	First Quarter	12.44	9.74	10.65	8.36
	Second Quarter	13.57	10.71	12.78	9.31
	Third Quarter	13.82	8.80	13.17	8.34
	Fourth Quarter	11.61	5.80	11.68	5.76

2007	July	13.82	10.98	13.17	10.49
	August	10.45	8.80	9.72	8.35
	September	10.89	8.90	11.30	8.34
	October	11.61	9.30	11.68	9.75
	November	9.94	7.05	10.77	7.04
	December	7.00	5.80	6.89	5.76

On January 28, 2008, the closing price for the Company’s common shares was Cdn. $6.80 per share on the TSX and US $6.85 per share on the AMEX.

B.

Plan of Distribution

Not applicable.

C.

Markets

The Company’s common shares are traded on the Toronto Stock Exchange (“TSX”) under the symbol “CFT” and also on the American Stock Exchange (“AMEX”) under the symbol “CFK”.  The table above in Item 9A sets forth the range of high and low prices per share for the common shares on both the AMEX and TSX.  The Company was initially listed on the AMEX on November 18, 1993, and subsequently began trading on the TSX on September 26, 1996.

D.

Selling shareholders

Not applicable.

E.

Dilution

Not applicable.

F.

Expenses of the issue

Not applicable.

Item 10:

Additional Information

A.

Share capital

Not applicable.

B.

Memorandum and articles of association

See Item 4A for history and development of the Company.

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

Pursuant to the Business Corporations Act (Alberta) (“ABCA”), the directors of the Company are required to disclose to the board of the directors of the Company any personal interest that they may have in any material contract prior to the approval of such contract and are required to abstain from voting as a director for the approval of such contract.  A director's compensation must be approved by ordinary resolution of the board of directors and the directors are permitted to vote on their own compensation.  Any new credit arrangements with lenders must be approved by ordinary resolution of the board of directors.

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

Shareholder Meetings

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

C.

Material contracts

See note 4 “Bank Operating Loan” to the Company’s December 31, 2007 consolidated financial statements included under Item 18 for a description of the Company’s bank operating loan.

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

E.

Taxation

The following is a summary of certain Canadian federal income tax considerations, pursuant to the Income Tax Act (Canada) (the “Tax Act”), generally applicable to holders of common shares who, for purposes of the Tax Act, are not resident and are not deemed to be resident in Canada, do not carry on an insurance business in Canada, hold the common shares as capital property and do not use or hold, and are not deemed to use or hold, common shares in the course of carrying on a business in Canada (“Non-Resident Holders”).

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

F.

Dividends and paying agents

Not applicable.

G.

Statements by experts

Not applicable.

H.

Documents on display

The articles of the Company and By-Law No. 1 of the Company and the other documents referred to in this Form 20-F may be viewed at the Company’s registered office which is 3700, 400 – 3rd Avenue S.W., Calgary, Alberta, Canada, T2P 4H2 and which have been filed on Sedar.

I.

Subsidiary Information

Not applicable.

Item 11:

Quantitative and Qualitative Disclosures about Market Risk

Information for this item is set forth under the “Contractual Obligations” caption in the Company’s “Management Discussion and Analysis”, Item 5 set forth in this Form 20-F.

Item 12:

Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13:

Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14:

Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15:

Controls and Procedures

Information for this item is set forth under the “Controls & Procedures”, caption in the Company’s “Management Discussion and Analysis”, set forth in this Form 20-F.

Item 16:

Reserved

Item 16A:

Audit Committee Financial Expert

The Company’s audit committee has three financial experts, Mr. David Dyck, Mr. Robert McClinton and Mr. Victor Stobbe.  All three are considered independent directors.

Item 16B:

Code of Ethics

The Company has adopted a formal written code of Business Conduct.

For a copy of the Code of Business Conduct please email info@cefranklin.com or visit www.cefranklin.com.

Item 16C:

Principal Accountant Fees and Services

The following table discloses accounting fees and services of the Company:

Year-Ended December 31,	2007	2006
	(thousands of Cdn. Dollars)

Audit fees(1)	$ 498	$ 440
Audit related fees	-	-
Tax fees (2)	27	34
All other fees	-	-
	$ 525	$ 474

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

Item 16E:

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17:

Financial Statements

See Item 18.

Item 18:

Financial Statements

Index to Financial Statements	Page

Managements' Reports	44-45

Auditors' Report	46

Consolidated Balance Sheets at December 31, 2007 and December 31, 2006	48

Consolidated Statements of Changes in Shareholders' Equity for the years-ended	49
December 31, 2007, December 31, 2006 and December 31, 2005

Consolidated Statements of Operations for the years-ended	50
December 31, 2007, December 31, 2006 and December 31, 2005

Consolidated Statements of Cash Flows for the years-ended	51
December 31, 2007, December 31, 2006 and December 31, 2005

Notes to Consolidated Financial Statements	52

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2007.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers LLP, the independent auditors, as stated in their report which appears on page 39 of this Form 20-F/Annual Report.

.

"signed"	"signed"
Michael West Chairman, President and Chief Executive Officer January 31, 2008	Mark Schweitzer Vice President and Chief Financial Officer January 31, 2008

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

Management acknowledges responsibility for the integrity of its financial information. Where appropriate, management has made informed judgments and estimates in accounting for transactions, which were not complete at the balance sheet date.  The Company maintains disclosure controls and procedures and internal controls designed to ensure that information required to be disclosed in the consolidated financial statements and annual report is recorded, processed, summarized and reported properly.  CE Franklin’s Chief Executive Officer and Chief Financial Officer evaluated the Company’s disclosure controls and procedures as at December 31, 2007 to ensure that such disclosure controls and procedures are effective.  There were no significant changes in the Company’s internal controls or in other factors that could significantly affect those controls subsequent to the evaluation date.

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

"signed"	"signed"
Michael West Chairman, President and Chief Executive Officer January 31, 2008	Mark Schweitzer Vice President and Chief Financial Officer January 31, 2008

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of CE Franklin Ltd.

We have completed integrated audits of the consolidated financial statements and internal control over financial reporting of CE Franklin Ltd. (the “Company”) as of December 31, 2007 and 2006 and an audit of its 2005 consolidated financial statements.  Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of CE Franklin Ltd. as at December 31, 2007 and December 31, 2006, and the related consolidated statements of operations, retained earnings and cash flows for each of the years in the three year period ended December 31, 2007.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and December 31, 2006 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited CE Franklin Ltd.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.  Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exits, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

“signed”

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta

January 31, 2008

CE Franklin Ltd.

Consolidated Balance Sheets

As at December 31

(in thousands of Canadian dollars)

	2007	2006
Assets

Current assets
Accounts receivable	89,305	87,530
Inventories	86,414	97,275
Other	3,781	2,965
	179,500	187,770

Property and equipment (note 3)	6,398	5,546
Goodwill	20,523	10,479
Future income taxes (note 6)	1,403	1,160
Other	891	454
	208,715	205,409

Liabilities

Current liabilities
Bank operating loan (note 4)	44,301	34,008
Accounts payable and accrued liabilities	44,807	66,744
Income taxes payable	-	819
Current portion of long term debt and obligations under capital lease (note 5)
	805	517
	89,913	102,088

Long term debt and obligations under capital lease (note 5)
	582	846
	90,495	102,934

Commitments and contingencies (note 10)

Shareholders* equity
Capital stock (note 7)	24,306	23,586
Contributed surplus	17,671	16,213
Retained earnings	76,243	62,676
	118,220	102,475
	208,715	205,409

See accompanying notes to these consolidated financial statements.

Approved by the Board:
"signed"	Director
Victor Stobbe
"signed"	Director
David Dyck

CE Franklin Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31

(in thousands of Canadian dollars and number of shares)	Capital Stock
	Number of Shares	$	Contributed Surplus	Retained Earnings	Shareholders' Equity
December 31, 2004	17,195	19,335	13,858	20,873	54,066

Stock options excercised (note 7)	610	2,579	(129)	-	2,450
Stock based compensation expense (note 7)	-	-	552	-	552
Net income	-	-	-	18,864	18,864
December 31, 2005	17,805	21,914	14,281	39,737	75,932

Stock options exercised (note 7)	443	1,963	(300)	-	1,663
Stock based compensation expense (note 7)	-	-	2,232	-	2,232
Purchase of shares in trust for RSU Plans (note 7)	(25)	(291)	-	-	(291)
Net income	-	-	-	22,939	22,939
December 31, 2006	18,223	23,586	16,213	62,676	102,475

Stock options exercised (note 7)	177	838	(259)	-	579
Restricted share units (RSU) exercised	10	207	(207)	-	-
Stock based compensation expense (note 7)	-	-	1,924	-	1,924
Purchase of shares in trust for RSU Plans (note 7)	(40)	(325)	-	-	(325)
Net income	-	-	-	13,567	13,567
December 31, 2007	18,370	24,306	17,671	76,243	118,220

 See accompanying notes to these consolidated financial statements.

CE Franklin Ltd.

Consolidated Statements of Operations

For the years ended December 31

(in thousands of Canadian dollars except shares and per share amounts)	2007	2006	2005

Sales	466,275	555,227	484,245
Cost of sales	381,694	451,733	392,931
Gross profit	84,581	103,494	91,314

Other expenses
Selling, general and administrative expenses	58,053	63,287	55,303
Amortization	2,795	2,819	4,393
Interest expense	2,031	2,661	1,945
Foreign exchange loss and other	837	130	8
	63,716	68,897	61,649

Income before income taxes	20,865	34,597	29,665

Income tax expense (recovery) (note 6)
Current	7,541	11,783	12,451
Future	(243)	(125)	(1,650)
	7,298	11,658	10,801

Net and comprehensive income for the year	13,567	22,939	18,864

Net income per share
Basic	0.74	1.27	1.09
Diluted	0.72	1.22	1.01

Weighted average number of shares outstanding (000's)
Basic	18,337	18,099	17,327
Diluted (Note 7(e))	18,807	18,724	18,680

See accompanying notes to these consolidated financial statements.

CE Franklin Ltd.

Consolidated Statements of Cash Flows

For the years ended December 31

(in thousands of Canadian dollars)	2007	2006	2005

Cash flows from operating activities
Net income	13,567	22,939	18,864
Items not affecting cash
Amortization	2,795	2,819	4,393
Future income tax recovery	(243)	(125)	(1,650)
Stock based compensation expense	1,924	2,232	552
Other expense (recovery)	-	(36)	(9)
	18,043	27,829	22,150
Net change in non-cash working capital balances related to
operations (note 8)	(8,195)	(14,214)	(35,524)
	9,848	13,615	(13,374)

Cash flows from financing activities
Issuance of capital stock	579	1,663	2,450
Purchase of capital stock in trust for RSU Plans (note 7)	(325)	(291)	-
Increase (decrease) in bank operating loan	10,293	(9,144)	11,742
Decrease in long term debt and obligations under capital lease	(476)	(177)	(261)
	10,071	(7,949)	13,931

Cash flows from investing activities
Purchase of property and equipment	(1,956)	(3,053)	(557)
Business acquisitions (note 2)	(17,963)	(2,613)	-
	(19,919)	(5,666)	(557)

Change in cash and cash equivalents during the year	-	-	-

Cash and cash equivalents - beginning of year	-	-	-

Cash and cash equivalents - end of year	-	-	-

Cash paid during the year
Interest on bank operating loan	1,999	2,632	1,899
Interest on obligations under capital lease	32	29	46
Income taxes	9,375	18,804	7,685

See accompanying notes to these consolidated financial statements.

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

1.

Accounting Policies

Generally accepted accounting principles

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada applied on a consistent basis.  These principles differ in certain respects from accounting principles generally accepted in the United States (“U.S.”).  The material differences that affect the Company’s consolidated financial statements are described in note 15.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

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

Management believes the most significant estimates and assumptions are associated with the valuation of accounts receivable, inventories, future tax assets (liability), and goodwill.  If the underlying estimates and assumptions, upon which the consolidated financial statements are based, change in future periods, actual amounts may differ from those included in the accompanying consolidated financial statements.

Basis of presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries.  The accounting principles applied are consistent with those set out in the Company’s annual consolidated financial statements for the year ended December 31, 2006 except as noted below.  All significant transactions and balances between the Company and its subsidiaries have been eliminated on consolidation.

Change in accounting policy

Effective January 1, 2007, the Company adopted Section 1530 - Comprehensive Income, Section 3855 - Financial Instrument Recognition and Measurement, Section 3861 - Financial Instruments Disclosure and Presentation, and Section 3865 - Hedges of the Canadian Institute of Chartered Accountants Handbook in accordance with the transitional provisions in each respective section. The adoption of Sections 1530, 3855 and 3861 did not have a material impact on the financial statements of the Company and did not result in any adjustments for the recognition, de-recognition or measurement of financial instruments as compared to the financial statements for periods prior to the adoption of these sections. In addition, since the Company currently does not utilize hedge accounting, the adoption of Section 3865 currently has no material impact on the financial statements of the Company.

Effective January 1, 2007, the Company adopted revised CICA section 1506, “Accounting Changes.” The amendments in the revised standard indicate that voluntary changes in accounting policy are only permitted if they result in financial statements that provide more reliable and relevant information. When a change in accounting policy is made, this change is applied retrospectively unless impractical. Changes in accounting estimates are generally applied prospectively and material prior period errors are corrected retrospectively. This section also outlines additional disclosure requirements when accounting changes are applied including justification for voluntary changes, complete description of the policy, primary source of GAAP and detailed effect on financial statement line items.

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

Allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts to provide for receivables which may ultimately be uncollectible.  Reserves are determined in light of a number of factors including customer specific conditions, economic events and the Company’s historical loss experience.  As at December 31, 2007 and 2006, the allowance for doubtful accounts was $1.5 million and $0.7 million, respectively.

Inventories

Inventories, consisting primarily of goods purchased and held for resale, are valued at the lower of average cost or net realizable value.  As at December 31, 2007 and 2006, the Company had recorded a reserve for inventory obsolescence of $1.8 million and $1.4 million, respectively.

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

Goodwill and other intangibles

Goodwill represents the excess of the cost over the fair value of net assets acquired related to an acquisition.  In accordance with generally accepted accounting principles, goodwill is not amortized but is instead evaluated annually for a permanent impairment, or when events and circumstances indicate that there might be impairment.

Intangible assets are amortized on a straight line basis over the periods expected to be beneficial from the intangible asset.  The intangible asset recorded under other assets in the balance sheet is comprised of a five year exclusive distribution agreement to sell certain products.

Revenue recognition

The Company’s revenue, which is comprised of product sales, is generally subject to contractual arrangements, which specify price and general terms and conditions.  The Company recognizes product sales when title and the related risk of loss transfers to its customers.

Vendor rebates

Vendor rebates consist of volume discount incentives earned from the purchase of selected products during the year from specified vendors.  These discounts are based on contractual agreements with the vendors which outline price, volume and general terms and conditions.  The Company recognizes vendor rebates as a reduction to cost of sales.

Stock options

The Company operates a stock option plan that is described in Note 7(b).  As of January 1, 2003, the Company adopted prospectively, the fair value method of accounting for common share options

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

granted.  Under this method, the Company recognizes a compensation expense based on the fair value of the options on the date of grant which is determined by using the Black-Scholes options pricing model.  The fair value of the options is recognized over the vesting period of the options granted as compensation expense and contributed surplus.  The contributed surplus balance is reduced as options are exercised and the amount initially recorded for the options in contributed surplus is credited to capital stock.

Other Stock-based Compensation

Restricted share units (“RSU”) and Deferred share units (“DSU”) are granted which entitle the participant, at the Company's option, to receive either a common share or cash equivalent in exchange for a vested unit.  The vesting period for RSU's is one third per year over the three year period from the grant date.  There are no additional performance based conditions associated with the vesting of the units.  DSU's vest on the date of grant.  Compensation expense related to the units granted is recognized over the vesting period based on the fair value of the units, calculated using a 10 day weighted average stock price, at the date of the grant and is recorded to compensation expense and contributed surplus.  The contributed surplus balance is reduced as the vested units are settled.

Foreign currency translation

Monetary assets and liabilities are translated into Canadian dollars at year-end exchange rates and gains or losses from translation are recognized in the Consolidated Statements of Operations.  Sales and expenses are translated at the exchange rate prevailing on the date the transaction occurs.

Derivative Instruments

In the normal course of business, the Company enters into foreign currency forward exchange contracts with financial institutions to fix the value of liabilities or future commitments.  These foreign currency exchange contracts are not designated as hedges for accounting purposes.  The values of contracts are marked to market and the change in value is recognized in the Consolidated Statements of Operations.

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

Earnings per share

Earnings per share are computed based on the weighted average basic number of shares outstanding for the period. Diluted earnings per share have been calculated using the treasury stock method, whereby diluted earnings per share are calculated as if options, RSU’s and DSU’s were exercised at the beginning of the year and funds received were used to purchase the Company’s common shares on the open market at the average price for the year.

Recent Accounting Pronouncements

Under revised CICA section 1506, “Accounting Changes" and the Securities and Exchange Commissions (SEC) Staff Bulletin No. 74 (SAB 74), the Company is required to disclose certain information related to recently issued accounting standards.  This guidance requires that when a new accounting standard has been issued but has not yet been adopted, the Company should discuss the effect that the new standard will have on the Company's financial statements when adopted.

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

Canadian GAAP pronouncements

(i)

CICA 3031 – Inventories

This section replaces CICA Section 3030 and applies to interim and annual financial statements for fiscal years beginning on or after January 1, 2008. The new section is harmonized with International Accounting Standards and provides additional guidance on the measurement and disclosure requirements for inventories. Specifically, requiring inventories to be measured at the lower of cost and net realizable value. The Company does not expect the adoption of this section to have a material impact on their operations or financial position.

(ii)

CICA 1535 – Capital disclosures

This new section establishes standards for disclosing information regarding an entity’s capital and how it is managed. The section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The company believes that this section will lead to additional disclosure in the annual financial statements.

(iii)

CICA 3862 – Financial Instruments - Disclosure and CICA 3863 – Financial Instruments - Presentation

Both sections establish new levels of disclosure required for financial instruments in the financial statements. The section is effective for annual periods beginning on/after October 1, 2007.

US GAAP pronouncements

(i)

FAS 141(A) – Business Combinations

This statement sets out to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects.  This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.  The Company is in the process of evaluating the impact of this statement.

(ii)

FAS 157 – Fair Value Measurements

This statement defines fair value and establishes a framework for measuring fair value for GAAP purposes, while also expanding disclosures about fair value measurements. The statement will also apply to previous accounting pronouncements that require or permit fair value measurements. This statement is effective for fiscal years beginning after November 15, 2007. The company is in the process of evaluating the impact of this statement.

(iii)

FAS 159 – The fair Value option for financial assets and financial liabilities

The statement allows for the elective measurement of eligible financial instruments and certain other items at fair value in order to mitigate volatility in reported earnings without having to apply complex and detailed hedge accounting rules. This statement is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the provisions of Statement 159 and have not yet determined the impact this statement will have on our results from operations or financial position.

2.

Business Acquisitions

On December 3, 2007, the Company acquired the outstanding shares of JEN Supply Ltd. (“JEN Supply”), an oilfield equipment distributor operating in east-central Alberta, for total consideration of $12.639 million of which $12.0 million was paid in cash, subject to post closing adjustments.  The remaining deferred consideration of $0.5 million is repayable in five years and bears interest at the bank prime rate.  Additional consideration of up to $2.5 million is contingently payable over a two year period to the extent that revenues from existing JEN Supply customers exceed specified annual

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

amounts.  Any future contingent payments will be accounted for as additional consideration as the amount become payable with a corresponding increase to goodwill.

On July 1, 2007, the Company purchased the outstanding shares of Full Tilt Field Services Ltd. ("Full Tilt"), for total consideration of $3.447 million, subject to post closing adjustments.

On January 31, 2007, the Company purchased the assets of an agent that operated two of the Company's branch locations, for total consideration of $2.167 million.

On February 1, 2006, the Company purchased the outstanding shares of an agent that operated two of the Company's branch locations, for total consideration of $3.080 million of which $2.263 million was paid in cash and $0.817 million is payable over a two year period.  In accordance with the purchase agreement, an additional $210,000 was paid in the first quarter of 2007 (2006- $350,000).  These amounts were contingent on reaching certain performance conditions and have been accounted for under the purchase method as an addition to goodwill.

Using the purchase method of accounting for acquisitions, the Company consolidated the assets and liabilities from the acquisitions and included earnings as of the closing dates. The consideration paid for these acquisitions has been allocated as follows:

	2007					2006
	Acquisition of JEN Supply	Acquisition of Full Tilt	Acquisition of Agent	Contingent consideration	Total 2007	Acquisition of Agent	Contingent consideration	Total 2006

Cash Consideration Paid	12,000	3,400	2,167	210	17,777	2,263	350	2,613
Transaction Costs	139	47	-	-	186	-	-	-
Total Cash Consideration	12,139	3,447	2,167	210	17,963	2,263	350	2,613
Deferred consideration(1)	500	-	-	-	500	817	-	817
Total Consideration	12,639	3,447	2,167	210	18,463	3,080	350	3,430

Net assets acquired

Accounts Receivable	5,438	1,970	-	-	7,408	-	-	-
Inventory	2,596	371	-	-	2,967	-	-	-
Other Current Assets	46	14	-	-	60	-	-	-
Property, Equipment and Other	805	292	167	-	1,264	369	-	369
Goodwill	5,724	2,110	2,000	210	10,044	2,714	350	3,064
Accounts Payable	(1,970)	(1,310)	-	-	(3,280)	-	-	-
Future Tax Liability	-	-	-	-	-	(3)	-	(3)
	12,639	3,447	2,167	210	18,463	3,080	350	3,430

(1) Deferred consideration is unsecured, and has been included in long term debt and capital lease obligations on the Consolidated Balance Sheets.

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

3.

Property and Equipment

	2007			2006
As at December 31	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net

Land, buildings and leasehold improvements	6,234	3,690	2,544	5,883	3,256	2,627
Computer equipment and software	21,444	20,084	1,360	20,915	19,510	1,405
Equipment and machinery	6,050	4,868	1,182	5,197	4,172	1,025
Furniture and office equipment	2,273	1,580	693	1,895	1,416	479
Automotive equipment	693	74	619	100	90	10
	36,694	30,296	6,398	33,990	28,444	5,546

Included in computer equipment and software at December 31, 2007 are leased assets with a cost of $1.1 million (2006 – $1.1 million) and related amortization of $0.9 million (2006-$0.7 million).

4.

Bank Operating Loan

The Company has a 364 day bank operating loan facility in the amount of $75.0 million (2006 – $75.0 million) arranged through a syndicate of four banks, that matures in July, 2008.  Amounts drawn against this facility bear interest at floating rates based on the Canadian Bank prime rate plus an applicable borrowing margin.  The weighted average interest rate as at December 31, 2007 was 6.0% (2006 – 6.0%).  The maximum amount available under this facility is subject to a borrowing base formula applied to accounts receivable and inventories, and a covenant restricting the Company’s debt to 2.25 times trailing 12 months earnings before interest, amortization and taxes.  As at December 31, 2007, the maximum available under this facility, was approximately $60.0 million (2006 – $75.0 million).

The facility is collateralized by a general security agreement covering all present and after-acquired property of the Company including accounts receivable, inventories and property and equipment.

This facility contains certain other restrictive covenants.  As at December 31, 2007, the Company was not in compliance with a covenant under its loan facility agreement which has been subsequently waived by the Company’s lenders.

5.

Long-Term Debt and Obligations under Capital Leases

	2007	2006
Agent Acquisition (a)	599	860
Obligations under Capital Lease (b)	288	503
JEN Supply deferred consideration (c)	500	-
Total long-term obligation	1,387	1,363
Less current portion	(805)	(517)
Long-term debt and obligation under capital leases	582	846

Principal repayments are due as follows:

Current portion	805
Due in 2009	82
Due in 2012	500
Total	1,387

a)

The loan is unsecured and bears no interest and is repayable in 2008.  The effective interest rate on the loan is 5.65% due to the discount applied on the initial recording of the loan.

b)

Capital leases bear interest at various rates of up to 8% (2006 – 8%) and are collateralized by the

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

underlying assets.

c)

 The JEN Supply deferred consideration was issued as part of the acquisition consideration (see note 2).  The deferred consideration is unsecured and bears interest based on the floating Canadian bank prime rate and is repayable in 2012.

6.

Income Taxes

a)

Reconciliation of the income tax provision.

The difference between the income tax provision recorded and the provision obtained by applying the combined federal and provincial statutory rates is as follows:

For the Years Ended December 31	2007	%	2006	%	2005	%

Income before income taxes	20,865		34,597		29,665
Income taxes calculated at expected rates	6,807	32.6	11,459	33.1	10,193	34.4
Non-deductible items	434	2.1	410	1.2	634	2.1
Effect of reduction in tax rates on future tax asset (liability)	82	0.4	120	0.3	-	-
Adjustments of filing prior year returns	(67)	(0.3)	(343)	(1.0)	-	-
Capital and large corporations taxes	44	0.2	59	0.2	66	0.2
Other	(2)	-	(47)	(0.1)	(92)	(0.3)
	7,298	35.0	11,658	33.7	10,801	36.4

As at December 31, 2007, included in other current assets are income taxes receivable of $0.848 million (2006 - Income taxes payable of $0.819 million).

b)

Significant components of future income tax assets and liabilities are as follows:

As at December 31	2007	2006
Assets
Financing charges	103	263
Property and equipment	874	610
Other	786	785
	1,763	1,658
Liabilities
Goodwill and other	360	498
Net future income tax asset	1,403	1,160

The Company believes it is more likely than not that all future income tax assets will be realized.

7.

Capital Stock

a)

The Company has authorized an unlimited number of common shares with no par value.

b)

The Board of Directors may grant options to purchase common shares to substantially all employees, officers and directors and to persons or corporations who provide management or consulting services to the Company.  The exercise period and the vesting schedule after the grant date are not to exceed 10 years.

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

Option activity for each of the years ended December 31 was as follows:

	2007		2006		2005
	Number of Options (000's)	Weighted average exercise price per share	Number of Options (000's)	Weighted average exercise price per share	Number of Options (000's)	Weighted average exercise price per share

Outstanding - beginning of year	803.6	3.59	1,295.0	3.65	1,626.7	3.63
Granted	646.2	7.90	-	-	413.7	4.61
Exercised	(176.6)	3.24	(443.2)	3.75	(609.6)	4.02
Forfeited	(11.7)	10.18	(48.2)	3.78	(135.8)	7.62
Outstanding - end of year	1,261.5	5.78	803.6	3.59	1,295.0	3.65
Exercisable - end of year	589.6	4.11	596.4	3.24	729.9	3.31

A summary of stock options outstanding at December 31, 2007 is set out below:

Outstanding stock options (000's)						Exercisable stock options
Range of Exercise price			Number	Weighted average remaining contractual life	Weighted average exercise price	Number	Weighted average exercise price
$2.70	to	$4.90	625.6	3.1 years	3.69	537.2	3.53
$6.50	to	$10.90	635.9	7.8 years	7.85	52.4	10.04
			1,261.5	5.5 years	5.78	589.6	4.11

The non cash stock option compensation expense recorded in 2007 was $528,000 (2006 – $529,000; 2005 – $552,000).  The fair value of common share options granted is estimated as at the grant date using the Black-Scholes option-pricing model, using the following assumptions:

	2007	2006	2005
Dividend yield	Nil	Nil	Nil
Risk-free interest rate	3.93%	4.08%	4.08%
Expected life	5 years	5 years	5 years
Expected volatility	50%	56%	56%

c)

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

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

	2007	2006	2005
Net and comprehensive income
As reported	13,567	22,939	18,864
Compensation expense related to stock options issued prior to 2003	-	196	551
Proforma	13,567	22,743	18,313

Net income per share
Basic
As reported	0.74	1.27	1.09
Proforma	0.74	1.26	1.06
Diluted
As reported	0.72	1.22	1.01
Proforma	0.72	1.21	0.98

d)

Effective May 2, 2006, the Company adopted the Restricted Share Unit ("RSU") and Deferred Share Unit ("DSU") plans approved by shareholders on that date (collectively the “RSU Plans”).  Under these RSU plans, RSU's and DSU's are granted which entitle the participant, at the Company's option, to receive either a common share or cash equivalent in exchange for a vested unit.  RSU’s are granted to the Company’s officers and employees and vest one third per year over the three year period from the date of grant.  DSU's, are granted to the independent members of the Company’s Board of Directors (“Board”), vest on the date of grant, and can only be redeemed when the Director resigns from the Board.  Compensation expense related to the units granted is recognized over the vesting period based on the fair value of the units at the date of the grant and is recorded to compensation expense and contributed surplus.  The contributed surplus balance is reduced as the vested units are settled.  For 2007, the fair value of the RSU and DSU units granted was $802,000 (2006 - $2,393,718) and $1,396,000 of compensation expense was recorded (2006 - $1,703,000).

RSU Plan activity for the year ended December 31, 2007 and 2006 was as follows:

	2007		2006
(in 000's)	Number of Units		Number of Units
	RSU	DSU	RSU	DSU
Outstanding at January 1	12,000	1,200	-	-
Granted	78	25	120	12
Excercised	(10)	-	-	-
Forfeited	(10)	-	-	-
Outstanding at December 31, 2007	178	37	120	12

The Company has established an independent trust to purchase common shares of the Company on the open-market to satisfy performance share unit obligations.  The trust is considered to be a variable interest entity and is consolidated in the Company’s financial statements with the cost of the shares held in trust reported as a reduction to capital stock.  During 2007, 40,200 common shares were purchased by the trust (2006 – 24,800 common shares) at an average cost of $8.08 per share (2006 - $11.73 per share).

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

e)

Reconciliation of Weighted Average Number of Diluted Common Shares Outstanding (000’s)

	2007	2006	2005

Weighted average common shares outstanding- basic	18,337	18,099	17,327
Effect of Stock options and RSU Plans	470	624	1,353
Weighted average common shares outstanding- diluted	18,807	18,723	18,680

8.

Net Change in Non-cash Working Capital Balances Related to Operations

For the years ended December 31	2007	2006	2005
Accounts receivable	5,633	8,978	(29,935)
Inventories	12,974	(18,019)	(17,321)
Other current assets	79	33	(2,446)
Accounts payable and accrued liabilites	(25,214)	1,815	9,412
Income taxes payable	(1,667)	(7,021)	4,766
	(8,195)	(14,214)	(35,524)

9.

Related Parties

Smith International Inc. ("Smith") owns approximately 53% of the Company's outstanding shares. The Company is the exclusive distributor in Canada of down hole pump production equipment manufactured by Wilson Supply, a division of Smith. Purchase of such equipment conducted in the normal course on commercial terms were as follows:

(in thousands of Canadian dollars)
For the years ended December 31	2007	2006	2005
Cost of sales	9,253	8,943	7,830

Inventory	4,295	3,767	3,166

Accounts Payable and accrued liabilities	313	1,076	1,083

10.

Commitments and Contingencies

a)

The Company leases certain office, warehouse and store facilities and automobiles under long-term operating leases.  Commitments for such operating leases for the next five years and thereafter are as follows:

Years ending December 31,	2008	5,429
	2009	5,653
	2010	5,156
	2011	4,230
	2012	3,856
	Thereafter	29,226
		53,550

b)

The Company is involved in various lawsuits, the losses from which, if any, are not anticipated to be material to the financial statements.

11.

Financial Instruments

The Company’s financial instruments recognized in the Balance Sheets consist of accounts receivable, accounts payable and accrued liabilities, bank operating loan, long-term debt and obligations under capital lease.  The fair values of these recognized financial instruments, excluding

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

the bank operating loan, obligations under capital lease and long-term debt, approximate their carrying amounts due to the short-term maturity of these instruments.  At December 31, 2007, the fair value of the bank operating loan, long-term debt and obligations under capital lease approximated their carrying values due to their floating rate nature and their short term maturity.

The Company is exposed to market risks from changes in the Canadian prime interest rate and foreign exchange rates with respect to the Canadian dollar and the U.S. dollar.  From time to time the Company enters into foreign exchange forward contracts to fix the value of its liabilities and future commitments.  As at December 31, 2007, the Company had contracted to purchase US $2.0 million at a rate of $0.9947 Canadian maturing in 2008.  The fair market value of the contract was nominal.

12.

Economic Dependency

In respect of the Company’s sales, 11% (2006 – 11%; 2005 – 11%) is derived from sales to one customer.

In respect of the Company’s suppliers, 28% (2006 – 30%) of the Company’s sales are derived from product purchased from two suppliers.  In 2005, 20% of the Company sales were derived from the purchase of products from one supplier.

13.

Defined Contribution Pension Plan

The Company has a defined contribution pension plan for eligible employees and contributes amounts based on employee salaries to a maximum of 6% (6% in 2006; 5% in 2005) and the amount deductible under the Income Tax Act, to the individuals’ registered retirement savings plans.  Contributions in respect of this plan incurred and paid during the year were $737,000 (2006 – $673,000; 2005 – $557,000).

14.

Segment Reporting

The Company distributes oilfield equipment products principally through its network of 44 branches located in western Canada to oil and gas industry customers.  Accordingly, the Company has determined that it operates through a single operating segment and geographic jurisdiction.

15.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles (GAAP)

These consolidated financial statements have been prepared in accordance with Canadian GAAP.  The Company’s accounting policies are consistent with U.S. GAAP with the following exceptions:

a)

Statement of Operations

For the years ended December 31	2007	2006	2005
Net income for the year under Canadian GAAP	13,567	22,939	18,864
Share based compensation expense (b)(iii)	-	(196)	-
Net income for the year under U.S. GAAP	13,567	22,743	18,864

Net income per share under US GAAP
Basic	0.74	1.26	1.09
Diluted	0.72	1.21	1.01

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

b)

Statements of Changes in Shareholders’ Equity

As at December 31	2007	2006	2005
Shareholders' equity under Canadian GAAP	118,220	102,475	75,932
Restructuring provision adjustment (i)	(324)	(324)	(324)
Benefit of deferred tax assets applied to goodwill (ii)	(1,058)	(1,058)	(1,058)
Share based compensation expense (iii)	196	196	-
Shareholders' equity under U.S. GAAP	117,034	101,289	74,550

i)

The restructuring provision adjustment relates to a 1995 transaction where restructuring expenditures were recorded in the purchase equation as goodwill under Canadian GAAP but were expensed in the statement of operations for U.S. GAAP.

ii)

In 1996, the Company realized the benefit of certain deferred tax assets on which a 100% valuation provision had been recorded in 1995.  This benefit was recorded as a reduction of goodwill for U.S. GAAP.

iii)

Under Canadian GAAP, it is permissible to use the intrinsic method to account for stock options issued prior to January 1, 2003.  As a result, no compensation expense was recorded in the statement of operations for stock options issued prior to January 1, 2003.  Commencing in 2006 U.S. GAAP compensation expense must be recognized in the current year earnings for all stock options issued and the restatement of prior year earnings is not required.  The fair value of the stock options issued prior to January 1, 2003 was calculated using the Black-Scholes options-pricing model.  As at December 31, 2007, all stock options issued prior to January 1, 2003 were fully vested and recognized under the modified prospective application of U.S. GAAP.

c)

Balance Sheets

The following table indicates the restated amounts for the items in the Balance Sheets of the Company that would be affected had the consolidated financial statements been prepared in accordance with U.S. GAAP.

As at December 31	2007	2006

Goodwill (b)(i) and (b)(ii)	19,141	9,097
Contributed surplus (b)(iii)	17,867	16,409
Retained earnings (b)(i), (b)(ii) and (b)(iii)	74,665	61,098

The following table indicates additional disclosure required had the consolidated financial statements been prepared in accordance with U.S. GAAP.

As at December 31	2007	2006

Trade payables	9,571	36,252
Accrued liabilities	35,236	30,492

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

Name:  Mark Schweitzer

Title:

Chief Financial Officer

Date:

February 12, 2008

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

c)

Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

5.

The issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors:

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

February 12, 2008

By:

“signed”

Name:

Michael West

Title:

Chairman, President and

Chief Executive Officer

Exhibit 12.2

CERTIFICATION PURSUANT TO RULE 13a-14 OR 15d-14 OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Mark Schweitzer, certify that;

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

c)

Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

5.

The issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors:

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

February 12, 2008

By:

“signed”

Name:

Mark Schweitzer

Title:

Chief Financial Officer

Exhibit 13.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of CE Franklin Ltd. (the “Company”) on Form 20-F for the fiscal year ended December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Michael West, Chairman, President and Chief Executive Officer of CE Franklin Ltd., certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.

The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:

February 12, 2008

By:

“signed”

Name:

Michael West

Title:

Chairman, President and

Chief Executive Officer

Exhibit 13.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of CE Franklin Ltd. (the “Company”) on Form 20-F for the fiscal year ended December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Mark Schweitzer, Chief Financial Officer of CE Franklin Ltd. certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.

The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:

February 12, 2008

By:

“signed”

Name:

Mark Schweitzer

Title:

Chief Financial Officer