Form 20-F
period 2008-12-31
CE FRANKLIN LTD
filed 2009-02-02
CIK 912151

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[  ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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

As of December 31, 2008, there were 18,093,764 common shares outstanding.

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

Item 17 [ X ]

Item 18 [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [  ]

No [X]

PART I

Item 1:

Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2:

Offer Statistics and Expected Timetable

Not applicable.

Item 3:

Key Information

A.

Selected financial data

The selected financial data presented below for the five years ended December 31, 2008 is presented in Canadian dollars and is derived from CE Franklin Ltd.’s (“CE Franklin” or the “Company” or the “Corporation”) consolidated financial statements in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The information set forth below should be read in conjunction with the consolidated financial statements of CE Franklin (including notes thereto) included under Item 17 and "Operating and Financial Review and Prospects" included under Item 5.

	As at and for the Year Ended December 31
CANADIAN GAAP	2008	2007	2006	2005	2004
	(in millions of Cdn. dollars except percentages, shares and per share data)
Statements of Operations:
Sales	547.4	466.3	555.2	484.2	339.7
Gross profit	107.7	84.6	103.5	91.3	60.2
% of sales	19.7	18.1	18.6	18.9	17.8

Net income before taxes	32.4	20.9	34.6	29.7	10.1

Net income	21.7	13.6	22.9	18.9	6.1
% of sales	4.0	2.9	4.1	3.9	1.8
Net income per share
Basic	1.19	0.74	1.27	1.09	0.36
Diluted	1.17	0.72	1.22	1.01	0.35

Balance Sheets:
Total assets	261.4	208.7	205.4	192.5	145.5
Capital stock	22.5	24.3	23.6	21.9	19.3
Shareholders' equity	139.3	118.2	102.5	75.9	54.1
Number of shares outstanding (000's)	18,094	18,370	18,223	17,805	17,195
Dividends declared	nil	nil	nil	nil	nil

Net income, shareholders’ equity, and other balance sheet amounts as determined in accordance with Canadian GAAP, differ from those determined in accordance with United States generally accepted accounting principles (“U.S. GAAP”), due principally to the recording of compensation expense for stock options granted prior to January 1, 2003, and certain other expenses.  See note 16 to the December 31, 2008 consolidated financial statements included under Item 17.

AMOUNTS IN ACCORDANCE WITH U.S. GAAP
	As at and for the Year Ended December 31
	2008	2007	2006	2005	2004
	(in millions of Cdn. dollars except per share data)
Net income	21.7	13.6	22.7	18.9	6.1
Net income per share
Basic	1.19	0.74	1.26	1.09	0.36

Diluted	1.17	0.72	1.21	1.01	0.35

Total assets	260.1	207.3	204.0	191.1	144.1

Shareholders' equity	137.7	116.6	100.9	74.6	52.7

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

(i)	Year Ended December 31
	2008	2007	2006	2005	2004
Rate at end of period	0.8210	1.0088	0.8581	0.8598	0.8319
Average rate during period	0.9404	0.9418	0.8849	0.8271	0.7716
High	1.0158	1.0585	0.9079	0.8601	0.8432
Low	0.8084	0.8496	0.8562	0.7946	0.7288

(ii)	2008
	December	November	October	September	August	July
Rate at end of period	0.8210	0.8084	0.8302	0.9397	0.9416	0.9766
Average rate during period	0.8104	0.8202	0.8487	0.9459	0.9483	0.9871
High	0.8356	0.8687	0.9416	0.9682	0.9736	0.9986
Low	0.7824	0.7731	0.7759	0.9289	0.9352	0.9766

(iii) On January 28, 2009, the closing rate in Canadian dollars was US $0.8229 = Cdn. $1.00.

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

CE Franklin is the result of the combination by reverse takeover of Franklin and Continental Emsco Company Limited (“CEL”) on November 3, 1995. On January 1, 1996, Franklin and its wholly owned subsidiary CEL amalgamated, resulting in CE Franklin.  On September 26, 1996, the common shares of CE Franklin began trading on the Toronto Stock Exchange under the symbol “CFT”.  CE Franklin also trades on the American Stock Exchange under the symbol “CFK”.

On January 1, 1998, Brittania Compression Sales Ltd., Domino Machine Ltd. and Northstar Industrial Ltd. were amalgamated into a new, wholly owned subsidiary, CEF Technologies Ltd.  On January 1, 1998, BWM Supply and Service Ltd. was amalgamated with CE Franklin Ltd.  As a result of these transactions, on January 1, 1998, CE Franklin had one wholly owned subsidiary, CEF Technologies Ltd.

On May 29, 1999, Smith International, Inc. (“Smith”) acquired all the common shares previously held by CEL, which constituted 51.2% of the Company’s outstanding common shares.  As of January 28, 2009, Smith owned approximately 54% of the Company’s outstanding common shares.

On February 1, 2002, CE Franklin amalgamated with its wholly owned subsidiary CEF Technologies Ltd.

On July 1, 2007, the Company purchased the outstanding shares of Full Tilt Field Services Ltd. (“Full Tilt”) for consideration of $3.4 million, subject to post closing adjustments.

On December 3, 2007, the Company purchased the outstanding shares of JEN Supply Inc. (“JEN Supply”) for consideration of $12.6 million, subject to post closing adjustments.

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

On February 1, 2006, the Company purchased the outstanding shares of an agent that operated two of the Company's branch locations in Alberta, for total consideration of $3.1 million comprised of cash consideration of $2.3 million and debt issued to the vendor valued at $0.8 million.  In addition to the cash consideration, a $0.2 million contingent amount was paid on February 1, 2007, as a result of the achievement of certain conditions.  The acquisition was funded by bank borrowings, cash flow from operations and debt issued to the vendor.

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

B.

Business overview

Distribution

CE Franklin distributes pipe, valves, flanges, fittings, production equipment, tubular products and other general oilfield supplies to the oil and gas industry in Canada through its 44 branch operations which are situated in towns and cities that serve particular oil and gas fields of the western Canadian sedimentary basin.  In addition, the Company distributes general oilfield supplies to the oil sands, refining, heavy oil and petrochemical and non-oilfield related industries such as forestry and mining.

CE Franklin, from time to time, will open or close branches or inventory stocking points to meet customer requirements and fluctuating market conditions.  Branches act as a “one stop shop” for the oil and gas industry by providing over 25,000 regularly-stocked stock keeping units of product, and related equipment services.  Branches provide supply chain management services to enable customers to get the right products at the right time.  Should a branch not have a particular product in stock, it has overnight access to the Company’s centralized Distribution Centre in Edmonton, Alberta.

Other services provided by the branches include pump repair, customized pump designs and testing, convenient hours and locations and 24-hour on call service.  In addition, CE Franklin provides well optimization analysis, onsite project management and oilfield engine maintenance and crane equipment services.

CE Franklin manages its buying and distribution through an industry leading 153,000 square-foot centralized Distribution Centre (the “Distribution Centre”) located in Edmonton, Alberta.  The Distribution Centre is strategically located within reasonable proximity to a majority of vendors and acts as the supply hub for the branches.  Its location reduces freight costs through effective consolidation of shipments.  It provides a cross-dock function that minimizes inventory levels and maximizes service through automatic stock replenishment. The Distribution Centre is International Organization for Standardization 9001 - 2000 (“ISO”) certified, which is required by a growing number of CE Franklin’s customers in conformance with their own ISO programs.

For the supply chain to be effective, strong relationships must be cultivated between the Company and its customers.  Several customers have looked to CE Franklin for its expertise in materials management and other service support.  The formal arrangement between the Company and its customers is referred to as an “alliance” or an “enhanced business relationship”.  Through building alliances, the Company manages approximately 50 warehouses for its customers.  The trend is for customers to focus on their core competencies and outsource non-core areas.

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

Business and Operating Strategy

The Company’s business and operating strategy is focused on improving the Company’s value offering and service to its customers, increasing the reach and market share serviced by its distribution network, expanding its product line and end use markets, maximizing gross profit margins through procurement practices, rationalizing expenses through process improvement efficiencies and improving earnings.  CE Franklin leverages its relationship with Wilson International, Inc. (“Wilson Supply”), a wholly owned subsidiary of Smith in the United States, to offer a North American solution to its customer base.

Operations

CE Franklin’s operations are organized around sales, which includes product and account management and inside sales functions; marketing and supply, which include central purchasing and product pricing; operations, which includes branches and inventory stocking points strategically located to optimize customer service, the Distribution Centre, and information technologies; customer service, safety and quality; finance and administration; and business effectiveness (human resources).

The product management function includes technical and sales personnel who specialize in providing product sales and service to customers and branch operations for the Company’s specialized product lines, such as bottom hole pumps and other production equipment, steel and fiberglass tubulars and valves.

To ensure coordination and close contact with all of the Company’s major customers, a sales group, working out of Calgary, Alberta, where many customer head offices are located, act as account managers with responsibilities for managing the Company’s business and alliance relationships with its customers.  In addition, the Company has regional area sales representatives who are responsible for coordinating sales and activities in the field.  The inside sales group is responsible for coordination and preparation of hundreds of competitive bid packages each year for Canadian and international sales.

Branch managers are responsible for the management of their branch operations in a particular geographic area.  There is interdependence on sales efforts and results with the sales force located in the Calgary, Alberta office.  The branch is the front line interface with the customer.  The Distribution Centre provides centralized materials management services for CE Franklin’s branches and where practical, will ship product directly to customers.  The information technologies group is a fundamental component of providing service to customers and is responsible for maintaining the Company’s enterprise and electronic commerce systems.  The marketing and supply group is responsible for inventory procurement, pricing and margins.  Customer service, safety and quality assurance processes and procedures are in place to deliver superior customer service while maintaining a safe work environment for the Company’s employees.

Customers can walk in, phone, fax, email orders, or drop off drawings asking us to prepare a materials list and to supply products.  Customer lead times vary from walk in to several weeks notice.

The Company operates in a customer centric model with all employee compensation affected by total Company earnings per share.  Senior managers have specific responsibilities but compensation is based on total Company performance.

Competition

The Canadian oilfield supply industry is highly competitive and fragmented.  CE Franklin and its largest competitors generally operate at low profit margins due to price competition.  Profitability is achieved by continuously improving the effectiveness of personnel and the efficiency of processes and systems.  Price competition is due to customer price pressure and to competition among the major supply companies for the same business.  Costs of goods may not be subject to competitive pressures due to the ability of manufacturers of certain products, particularly tubular products, to hold the prices at which they sell their products.  The Company believes that its future profitability is partially influenced by additional competitive factors beyond its control, including the ability of some customers to purchase products directly from the manufacturer rather than from independent oilfield supply distributors.  In addition, if the oil and gas industry were to experience significant growth in drilling activity, new competitors could arise due to the low capital investment required.

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

Smith, which owns approximately 54% of the Company’s outstanding common shares as of January 28, 2009, and its affiliates, including Wilson Supply, has verbally indicated that they will not compete with CE Franklin in Canada.  CE Franklin has verbally agreed not to compete with Smith or Wilson Supply in the United States.  However, there are no assurances that these agreements will not change at a future date.  Outside of North America, oilfield equipment and supplies are sold and supplied differently and, accordingly, North American-style branches are not common.

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

On July 31, 2007, CE Franklin amalgamated with its wholly owned subsidiaries, Continental Supply Ltd. and 1072999 Alberta Ltd.

On December 3, 2007 the Company purchased the outstanding shares of JEN Supply for total consideration of $12.6 million, subject to post closing adjustments.

On January 2, 2008, CE Franklin amalgamated with its wholly owned subsidiaries, Full Tilt and JEN Supply and operates as a single legal entity.

D.

Property, plant and equipment

Description of Property

The Company’s head office is located in Calgary, Alberta and its Distribution Centre is based in Edmonton, Alberta.  The Company has 30 branches in Alberta, six in Saskatchewan, six in British Columbia, one in Manitoba and one in Ontario.  The Company owns five locations and leases the remaining locations.  Five of the Company’s branch operations are operated by agents who are responsible for branch facility and operating costs and earn a commission on sales.  The owned properties represent three branches in Alberta, one branch in Saskatchewan and one branch in British Columbia.  The owned properties are subject to a general security agreement in favor of the Company’s lenders.  The Company will either lease or purchase facilities in certain areas after evaluating the economics of both alternatives.

The current capacity at the Company’s branches and Distribution Centre is considered adequate to meet current market demand.  In the past, the Company has been able to secure new operating facilities as required.

The Company is not aware of any environmental issues that could have a material impact on any of its properties.

Item 5:

Operating and Financial Review and Prospects

Management’s Discussion and Analysis as at January 29, 2009

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

All amounts are expressed in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), except where otherwise noted. For a discussion of the principle differences between CE Franklin’s financial results as calculated under U.S. GAAP, see note 16 to the consolidated financial statements of CE Franklin.

Overview

CE Franklin is a leading distributor of pipe, valves, flanges, fittings, production equipment, tubular products and other general industrial supplies primarily to the oil and gas industry through its 44 branches situated in towns and cities that serve oil and gas fields of the western Canadian sedimentary basin. In addition, the Company distributes similar products to the oil sands, refining, and petrochemical industries and non-oilfield related industries such as forestry and mining.

The Company’s branch operations service over 3,000 customers by providing the right materials where and when they are needed, and for the best value.  Our branches, supported by our centralized Distribution Centre in Edmonton, Alberta, stock over 25,000 stock keeping units.  This infrastructure enables us to provide our customers with the products they need on a same day or over night basis.  Our centralized inventory and procurement capabilities allow us to leverage our scale to enable industry leading hub and spoke purchasing and logistics capabilities. The branches are also supported by services provided by the Company’s corporate office in Calgary, Alberta including sales, marketing, product expertise, logistics, invoicing, credit and collection and other business services.

The Company’s shares trade on the TSX (“CFT”) and AMEX (“CFK”) stock exchanges.  Smith International Inc. (“Smith”), a major oilfield service company based in the United States, owns 54% of the Company’s shares.

Business and Operating Strategy

The Canadian oilfield equipment supply industry is highly competitive and fragmented.  There are approximately 250 oilfield supply stores in Canada which generate annual estimated sales of $2 to $3 billion.  CE Franklin competes with four other large oilfield equipment distributors and with numerous local and regional distributors as well as specialty equipment distributors and manufacturers.  The oilfield equipment market is part of the larger industrial equipment supply market, which is also serviced by numerous competitors.  The oil sands and niche industrial product markets are more specialized and solutions oriented and require more in-depth product knowledge and supplier relationships to service specific customer requirements.

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

The mix of products sold and customers served will affect profitability.  Local walk in relationship business will typically generate higher profit margins compared to project bids, which are typically larger orders where the Company can take advantage of volume discounts and longer lead times.  Larger oil and gas customers typically have a broader geographic operating reach requiring multi-site service capability, conduct larger capital projects, and require more sophisticated billing and project management services than do smaller customers.   The Company has entered into a number of formal alliances with larger customers where the scale and repeat nature of business enables efficiencies which are shared with the customer through lower profit margins.

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

The Company’s 44 branch operations provide substantial geographic coverage across the oil and gas producing regions in western Canada.  Each branch competes for local business supported by centralized support services provided by the Company’s Distribution Centre and corporate office in Calgary.  The Company’s large branch network, coupled with its centralized capabilities enables it to develop strong supply chain relationships with suppliers and provide it with a competitive advantage over local independent oilfield and specialty equipment distributors for larger customers who are seeking one stop shopping and more comprehensive service.  The Company’s relationship with Wilson Supply, a leading oilfield equipment distributor operating in the United States, and a wholly owned subsidiary of Smith, enables it to provide North American solutions to its customer base and provides increased purchasing scale with equipment suppliers.

The Company is pursuing the following strategies to grow its business profitably:

•

Expand the reach and market share serviced by our distribution network.  We are focusing our sales efforts and product offering on servicing complex, multi-site needs of large and emerging customers in the energy sector.  In 2008, we continued to invest in our distribution network by opening a new branch operation in Red Earth, Alberta and by expanding our facilities at five existing branch operations.  Last spring, we successfully completed the move to our new 153,000 square foot Distribution Centre and nine acre pipe yard located in Edmonton, Alberta, which positions us to service our growing distribution network.  Organic growth is expected to be complemented by selected acquisitions such as the December 2007 acquisition of JEN Supply Inc. (“JEN Supply”) which increased our market share in two existing markets and expanded our presence in two additional markets.

•

Expand our production equipment service capability to capture more of the product life cycle requirements for the equipment we sell such as down hole pump repair, oilfield engine maintenance, well optimization and on site project management. This will differentiate our service offering from our competitors and deepen our relationship with customers.  In the first quarter of 2009, we plan to open a valve actuation centre at our Edmonton Distribution Centre, to service our customers’ valve automation requirements.  The acquisition of Full Tilt Field Services Limited (“Full Tilt”) in July 2007 provided us with the capability to service oilfield engines and parts that we were previously selling, and, by doing so, position us to attract new customers to our core oilfield equipment distribution business.

•

Focus on the oil sands and industrial project and MRO business by leveraging our existing supply chain infrastructure, product and project expertise. The Company is expanding its product line, supplier relationships and expertise to provide the automation, instrumentation and other specialty products that these customers require.

Business Outlook

The recent upheaval in global credit markets has contributed to significant capital market volatility, resulting in deleveraging, repricing of risk and ultimately the retrenchment of consumption.  Oil and gas markets have experienced similar upheaval.  Our customers continue to assess the impact of these changes on their businesses and capital expenditure plans in 2009.  We expect oil and gas well completions will decline sharply in 2009 to levels not seen since 2002.  Approximately 60% of the Company’s sales are driven by our customers capital project expenditures.

The Company expects these conditions will contribute to increased consolidation of oil and gas customers, stable to deflationary product costs and improved labour availability.  We enter 2009 with a strong balance sheet and are positioned to pursue our strategies to increase market share in both the conventional oilfield and oil sands markets.

Over the medium to longer term, the Company is confident that it can continue to strengthen and improve the profitability of its distribution network by expanding its product lines, supplier relationships and capability to service additional oil and gas and industrial end use markets.

A.

Operating Results

The following table summarizes the consolidated results of operations of the Company for the last three years:

(in millions of Cdn. dollars except per share data)
Years Ended December 31,	2008		2007		2006
	Amount	%	Amount	%	Amount	%

Sales	$ 547.4	1.0%	$ 466.3	1.0%	$ 555.2	1.0%
Cost of sales	(43,970.0)	(0.8)%	(38,170.0)	(0.8)%	(45,170.0)	(0.8)%
Gross profit	10,770.0	0.2%	8,460.0	0.2%	10,350.0	0.2%

Selling, general and administrative expenses	(7,160.0)	(0.1)%	(5,810.0)	(0.1)%	(6,330.0)	(0.1)%
Foreign exchange loss and other	(20.0)	(0.0)%	(80.0)	(0.0)%	(10.0)	0.0%

EBITDA(1)	3,580.0	0.1%	25.7	0.1%	40.1	0.1%
Amortization	(240.0)	(0.0)%	(2.8)	(0.0)%	(2.8)	(0.0)%
Interest	(100.0)	(0.0)%	(2.0)	(0.0)%	(2.7)	(0.0)%
Income before taxes	32.4	0.1%	20.9	0.0%	34.6	0.1%
Income tax expense	(1,070.0)	(0.0)%	(7.3)	(0.0)%	(11.7)	(0.0)%
Net income	21.7	0.0%	13.6	0.0%	22.9	0.0%

Net income per share
Basic (Cdn. $)	$ 1.19		$ 0.74		$ 1.27
Diluted (Cdn. $)	$ 1.17		$ 0.72		$ 1.22

Weighted average number of shares outstanding (000's)
Basic	18,255		18,337		18,099
Diluted	18,561		18,807		18,724

(1) EBITDA represents net income before interest, taxes, depreciation and amortization.  EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations.  Management believes that EBITDA, as presented, represents a useful means of assessing the performance of the Company’s ongoing operating activities, as it reflects the Company’s earnings trends without showing the impact of certain charges.  The Company is also presenting EBITDA, incremental flow through to EBITDA and EBITDA as a percentage of sales because it is used by management as a supplemental measure of profitability. The use of EBITDA by the Company has certain material limitations because it excludes the recurring expenditures of interest, income tax, and amortization expenses.  Interest expense is a necessary component of the Company’s expenses because the Company borrows money to finance its working capital and capital expenditures.  Income tax expense is a necessary component of the Company’s expenses because the Company is required to pay cash income taxes.  Amortization expense is a necessary component of the Company’s expenses because the Company uses property and equipment to generate sales.  Management compensates for these limitations to the use of EBITDA by using EBITDA as only a supplementary measure of profitability.  EBITDA is not used by management as an alternative to net income as an indicator of the Company’s operating performance, as an alternative to any other measure of performance in conformity with generally accepted accounting principles or as an alternative to cash flow from operating activities as a measure of liquidity.  A reconciliation of EBITDA to Net income is provided within the table above.  Not all companies calculate EBITDA in the same manner and EBITDA does not have a standardized meaning prescribed by Canadian GAAP.  Accordingly, EBITDA, as the term is used herein, is unlikely to be comparable to EBITDA as reported by other entities.

2008 compared to 2007

Net income for the year ended December 31, 2008 was $21.7 million, up $8.1 million (60%) from the year ended December 31, 2007.  Sales reached $547.4 million, up $81.2 million (17%) compared to the prior year. The increase in sales was attributable to increased tubular product prices, the acquisitions of JEN Supply and Full Tilt and increased oil sands and conventional oilfield market share and industry activity. Average rig count increased by 8% and well completions increased by 2% from prior year levels. Gross profit increased by $23.1 million (27%) over the prior year to a record $107.7 million, due to increased sales and gross profit margins.  Increased supplier rebates associated with higher purchasing levels, and increased tubular margins were the principal reasons for the improvement in margins. Selling, general and administrative expenses increased by $13.5 million (23%) in 2008 to $71.6 million due to the addition of operating expenses associated with the JEN Supply and Full Tilt acquisitions, increased variable compensation expense driven by the increase in earnings, and increased facility costs associated with the opening of the new Distribution Centre in the second quarter of 2008. Interest expense declined due to reduced average debt levels and floating interest rates in 2008.  Income taxes increased by $3.4 million in 2008 due to higher pre-tax earnings offset slightly by a reduction in income tax rates. The weighted average number of shares outstanding during the year was down slightly compared to the prior year. Net income per share (basic) was $1.19 for the year, an increase of 61%, consistent with the increase in net income.

2007 compared to 2006

Net income for 2007 was $13.6 million, down $9.3 million (41%) from 2006 levels.  Sales declined by 16% due to reduced oil and gas industry capital expenditures in 2007 and gross profit margins declined by 3% due to reduced supplier rebates, resulting in an $18.9 million (18%) decline in gross profit.  Selling, general and administrative expenses declined by $5.2 million (8%) due to lower incentive compensation costs, reduced Sarbanes Oxley compliance costs, and lower selling costs resulting from the acquisition of two agent operated branches during the first half of 2007.  Lower interest expense associated with reduced average debt levels in 2007 was offset by foreign exchange losses driven by the rapid appreciation in the Canadian dollar during 2007.  Income taxes declined by $4.4 million in 2007 due to the reduced level of pre-tax earnings.   Net income per share (basic) was $0.74 in 2007, down 42% due principally to the decline in net income combined with a 1% increase in the weighted average number of shares outstanding.

Fourth Quarter Results

Net income for the fourth quarter of 2008 was a record at $8.8 million, up $6.4 million from the fourth quarter of 2007. Sales reached $161.2 million, an increase of $48.9 million (44%) from the fourth quarter of 2007.   Capital project business comprised 60% of sales, and increased $34.6 million (55%) over the prior year period, driven by a 39% increase in well completions over the comparable period.  Continued growth of oil sands revenues and increased tubular steel sales also contributed to increased capital project sales.  Extremely tight tubular steel supply conditions during 2008 have resulted in product cost increases in excess of 50%, and contributed to the increase in sales. The acquisition of JEN Supply in the fourth quarter of 2007 contributed to the increase in MRO sales.  Gross profit increased by $13.5 million (66%) over the prior year period due to the increase in sales and gross profit margins. Gross profit margins for the fourth quarter were 21.0% up from the prior year period at 18.2%.  Selling, general and administrative expenses increased by $4.1 million to $19.4 million for the quarter due to increased variable compensation driven by the increase in earnings, increased facility costs with the opening of the new Edmonton Distribution Centre during the second quarter, and the addition of the JEN Supply operating costs. Lower interest expense was associated with reduced average debt levels and lower floating interest rates in the fourth quarter of 2008 as compared to the same period in 2007.  Income taxes increased by $3.2 million in the fourth quarter compared to the prior year period due to higher pre-tax earnings offset slightly by a reduction in income tax rates.  The weighted average number of shares outstanding during the fourth quarter was down slightly from the prior year period. Net income per share

(basic) was $0.48 in the fourth quarter of 2008, an increase of 269% over the $0.13 earned in the fourth quarter of 2007, consistent with the increase in net earnings.

A more detailed discussion of the Company’s annual results from operations is provided below:

Sales

Sales for 2008 were $547.4 million, up $81.1 million (17%) from 2007 levels, due to increased tubular product prices, the acquisitions of JEN Supply and Full Tilt and increased oil sands and conventional oilfield market share and industry activity. In 2007, sales decreased to $466.3 million (16%) from 2006 levels, due to a decline in oil and gas industry capital expenditures.

(in millions of Cdn. $)	2008		2007		2006
End use sales demand	$	%	$	%	$	%
Capital projects	314.0	57	269.6	58	338.8	61
Maintenance, repair and operating supplies (MRO)	233.4	43	196.7	42	216.4	39
Total sales	547.4	100	466.3	100	555.2	100

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

Relationship of Company Sales to Oil and Gas Industry Pricing and Activity Trends

250
200
150
100
50
-
Base Index
2003
2004
2005
2006
2007
2008
CEF Sales $
Oil&Gas price - weighted 30%/70% respectively
Well Completions

The table below provides well completion, rig count and commodity price information for the last 3 years.

	As at December	Average for the years ended December 31
	31, 2008	2008	2007	2006

Gas - Cdn. $/gj (AECO spot)	$6.63	$8.18	$6.47	$6.55
Oil - Cdn. $/bbl (Synthetic Crude)	$34.61	$103.03	$76.48	$72.96

Average rig count	313	398	367	498

Well completions:
Oil	n/a	6,223	5,443	5,609
Gas	n/a	12,342	12,717	15,317
Total well completions	n/a	18,565	18,160	20,926
Average statistics are shown except for well completions.

Sources: Oil and Gas prices – First Energy Capital Corp.; Rig count data – Hughes Christensen; Well completion data – Daily Oil Bulletin

Sales of capital project related products were $314.0 million in 2008, up $44.4 million (16%) from 2007.  Increased capital project sales in 2008 reflected higher tubular sales due to significant product cost increases experienced during the year, and increased industry activity and market share. Total well completions increased 2% to 18,565 for 2008 while the average working rig count was up 8% to 398 rigs compared to 2007.  Gas wells comprised 66% of the total wells completed in western Canada in 2008 compared to 70% in 2007 and 73% in 2006. Oil and gas capital expenditure activity began to recover in the second and third quarters of 2008 and continued through the fourth quarter resulting in part from emerging gas exploration plays in northeast British Columbia and oil pool development in southeast Saskatchewan combined with strong oil and gas prices earlier in the year. Spot gas and oil prices ended the year at $6.63 per GJ (AECO spot) and $34.61 per bbl (Synthetic Crude), a decrease of 19% and 66%, respectively, from 2008 average prices. This, in combination with the volatility experienced across global capital markets, is expected to result in reduced industry cash flow, access to capital and capital expenditure economics, which in turn is expected to decrease demand for the Company’s products in 2009. Sales of capital project related products were $269.6 million in 2007, down $69.2 million (20%) from 2006 levels.  Total well completions declined by 13% to 18,160 in 2007 and the average working rig count declined by 26% to 367 in 2007, contributing to lower demand for the Company’s capital project related products.  Lower oil and gas capital expenditure activity in 2007 and early 2008 reflected the continuation of soft gas prices in 2007, compounded by increased industry capital and operating costs and uncertainty and lower returns resulting from the Alberta government’s royalty study and subsequent decision announced in the fourth quarter of 2007 to increase royalty rates.

MRO product sales are related to overall oil and gas industry production levels and tend to be more stable than capital project sales. MRO product sales for 2008 increased by $36.7 million (19%) to $233.4 million compared to 2007 and comprised 43% of the Company’s total sales (2007 – 42%). The acquisition of JEN Supply in December 2007 and Full Tilt in July 2007 contributed incremental sales of $20.1 million in 2008. MRO product sales for 2007 were down $19.7 million (9%) from 2006 MRO product sales levels due to reduced industry activity levels.

The Company services over 3,000 customers of which the top ten customers comprised 42% of total sales in 2008 (2007 – 43%, 2006 - 38%).  The Company’s largest customer comprised 10% of total sales in 2008 (2007 – 11%, 2006 - 11%).  The increased concentration of sales in 2008 and 2007 was due to the Company’s focus on alliance customer programs coupled with lower capital program activity experienced by smaller oil and gas companies due to reduced access to capital markets resulting from increasingly challenging industry and capital market conditions. This trend is expected to continue in 2009.

The Company distributes approximately 25,000 stock keeping units sourced from over 2,000 suppliers.  In 2008, the top 10 suppliers comprised 59% of total cost of goods sold (2007 – 43%, 2006 - 50%) of which two suppliers comprised 31% of total cost of goods sold (2007 – two suppliers comprised 28%, 2006 – two suppliers comprised 30%).  Reduced supplier concentration in 2007 was principally due to the decline in capital project related product sales which tend to be more focused across fewer products than MRO product sales.

The Company’s strategy is to grow profitability by focusing on its core western Canadian oilfield equipment service business, complemented by an increase in the product life cycle services provided to its customers, and the focus on emerging oil sands capital project and MRO sales opportunities. Revenue results of these initiatives to date are provided below:

	2008		2007		2006
Sales ($millions)	$	%	$	%	$	%
Oilfield	491.3	90	431.4	93	529.2	96
Oil sands	39.4	7	23.7	5	19.1	3
Production services	16.7	3	11.2	2	6.9	1
Total sales	547.4	100	466.3	100	555.2	100

Sales of oilfield products to conventional western Canada oil and gas end use applications were $491.3 million for 2008, up $59.9 million (14%) from 2007. This increase was comprised of incremental sales from the acquisition of JEN Supply, the increased sale of tubular products, and increased industry activity and market share.  International oilfield sales, at $5.8 million in 2008, improved over prior year sales levels.

Sales to oil sands end use applications increased to $39.4 million up $15.7 million in 2008, a 66% increase compared to $23.7 million for 2007. The Company continues to position its sales focus, Distribution Centre and Fort McMurray branch to penetrate this emerging market for capital project and MRO products. Sales growth is expected to continue in 2009.

Production service sales were $16.7 million in 2008, up $5.5 million (49%) compared to $11.2 million in 2007.  Full Tilt was acquired at the end of the second quarter of 2007, which provides oilfield engine maintenance and crane equipment services based in Lloydminster.

Gross Profit	2008	2007	2006

Gross profit (millions)	$107.7	$84.6	$103.5
Gross profit as a % of sales	0.2%	0.2%	0.2%

Gross profit composition by product sales category:
Tubulars	13%	8%	8%
Pipe, flanges and fittings	31%	32%	35%
Valves and accessories	17%	18%	20%
Pumps, production equipment and services	15%	17%	13%
General	24%	25%	24%
Total gross profit	100%	100%	100%

Gross profit reached a record $107.7 million in 2008, up $23.1 million (27%) from 2007, due to a 17% increase in sales and increased gross profit margins from 18.1% in 2007 to 19.7% in 2008.  Gross profit margins improved in 2008 due to increased supplier rebates associated with higher purchasing levels and improved tubular margins reflecting tight product supply conditions.  Gross profit was $84.6 million in 2007, down $18.9 million (18%) from 2006, due to a 16% decline in sales and a 3% decline in gross margin.  Gross profit composition by product sales remained quite stable over the three year period with the exception of tubulars, where sales and gross profit increased due in part to the product cost inflation of steel and tight product supply conditions experienced in 2008.

Selling, General and Administrative (“SG&A”) Costs

	2008		2007		2006
($millions)	$	%	$	%	$	%
People costs	41.3	58	32.8	57	33.9	54
Selling costs	10.2	14	7.8	13	13.4	21
Facility and office costs	12.8	18	9.7	17	8.6	14
Other	7.3	10	7.8	13	7.4	11
SG&A costs	71.6	100	58.1	100	63.3	100
SG&A costs as % of sales	13%		12%		11%

SG&A costs increased $13.5 million (23%) in 2008 from the prior year and represented 13% of sales compared to 12% in 2007. The increase in people costs of $8.5 million reflects increased variable compensation due to the increase in earnings and a 13% increase in the number of employees.  Sales productivity reached $1.2 million per employee in 2008, up 9% from 2007 and down 8% from 2006 levels. Selling costs were up $2.4 million compared to the prior year due to increased sales commissions and accounts receivable bad debt allowances. Selling costs declined significantly in 2007 due to the acquisition of two agent operations in 2006 and early 2007 which reduced commission costs.  Facility and office costs have increased in 2008 as the Company moved into a new, larger Distribution Centre in Edmonton in the second quarter.  The addition of the JEN Supply facilities and continued occupancy cost pressure in western Canada contributed the remaining increase in cost.  The Company leases 34 of its 44 branch locations as well as its corporate office in Calgary and Distribution Centre. Five branch locations are owned and five are operated by agents. The Company mitigates the cyclical nature of industry activity levels by adjusting its variable and fixed (primarily salaries and benefits) SG&A costs as activity levels change.

Amortization Expense

Amortization expense was $2.4 million in 2008, down from $2.8 million in 2007 and 2006.

Interest Expense

Interest expense was $1.0 million in 2008, down $1.0 million from 2007 due to a 21% decline in average borrowing levels and a 42% decline in average floating interest rates.  Interest expense decreased in 2007 by $0.6 million over 2006 due principally to lower borrowing levels and average floating interest rates.

Foreign Exchange Loss and Other

Foreign exchange losses were $0.2 million in 2008 (2007 - $0.8 million, 2006 – $0.1) despite significantly increased exchange rate volatility in 2008. Losses reflect the impact of the weakening Canadian dollar on United States dollar denominated product purchases and net working capital liabilities.

Income Tax Expense

The Company’s effective tax rate for 2008 was 33.0%, compared to 35.0% and 33.7% in 2007 and 2006, respectively, due principally to a reduction in statutory tax rates. Substantially all of the Company’s tax provision is currently payable.

Summary of Quarterly Financial Data

The selected quarterly financial data presented below is presented in Canadian dollars and in accordance with Canadian GAAP.  This information is derived from the Company’s unaudited quarterly financial statements.

(IN MILLIONS OF CDN. DOLLARS EXCEPT PER SHARE DATA)
UNAUDITED	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	2007	2007	2007	2007	2008	2008	2008	2008

SALES	$ 15,430.0	$ 8,290.0	$ 11,680.0	$ 11,230.0	$ 14,060.0	$ 9,640.0	$ 14,930.0	$ 16,120.0

GROSS PROFIT	26.3	16.8	21.0	20.4	27.1	19.0	27.8	33.9
GROSS PROFIT %	0.2%	0.2%	0.2%	0.2%	0.2%	0.2%	0.2%	0.2%

EBITDA	11.0	2.2	7.4	5.1	10.2	2.3	9.1	14.3
EBITDA AS A % OF SALES	0.1%	0.0%	0.1%	0.0%	0.1%	0.0%	0.1%	0.1%

NET INCOME	6.4	0.6	4.1	2.4	6.3	1.0	5.7	8.8
NET INCOME AS A % OF SALES	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.1%

NET INCOME PER SHARE
BASIC	$ 0.35	$ 0.03	$ 0.22	$ 0.13	$ 0.34	$ 0.05	$ 0.31	$ 0.48
DILUTED	$ 0.34	$ 0.03	$ 0.22	$ 0.13	$ 0.34	$ 0.05	$ 0.31	$ 0.47

NET WORKING CAPITAL(1)	124.0	127.0	128.7	134.7	117.4	114.9	123.1	142.8
BANK OPERATING LOAN(1)	33.6	36.0	35.4	44.3	21.8	18.4	20.9	34.9

TOTAL WELL COMPLETIONS	6,200	3,057	3,877	5,026	4,595	2,607	4,392	6,971

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

As at December 31, 2008, borrowings under the Company’s bank operating loan were $34.9 million, a decrease of $9.4 million from December 31, 2007.  Borrowing levels have decreased due to the Company generating $25.8 million in cash flow from operating activities, before net changes in non-cash working capital balances. This was offset by an $8.3 million increase in net working capital, $5.2 million in capital and other expenditures, $0.9 million in repayments of long term debt and capital lease obligations and $2.0 million for the purchase of shares to resource stock compensation obligations.

As at December 31, 2007, borrowings under the Company’s bank operating loan were $44.3 million, an increase of $10.3 million from December 31, 2006.  Borrowing levels increased as business acquisitions of $18.0 million and net investments of $2.0 million to maintain property and equipment were funded principally by bank borrowings and cash flow from operations of $9.8 million.

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

Net working capital was $142.8 million at December 31, 2008, an increase of $8.1 million from December 31, 2007.  Accounts receivable increased by $11.2 million (13%) to $100.5 million at December 31, 2008 from December 31, 2007, due to increased sales in the fourth quarter offset by a 18% improvement in days sales outstanding in accounts receivable (“DSO”) in the fourth quarter of 2008 to 51 days compared to 62 days in the fourth quarter of 2007. The improvement in DSO performance during the fourth quarter of 2008 was due in part to a more efficient invoicing process implemented in the first quarter of 2008 and a general improvement in collections performance. DSO is calculated using average sales per day for the quarter compared to the period end accounts receivable balance.  Inventory increased by $33.0 million (38%) at December 31, 2008 from December 31, 2007 in order to resource a similar increase in sales levels. Inventory turns for the fourth quarter of 2008 remained consistent at 4.2 times compared to 4.3 times in the fourth quarter of 2007.  Inventory turns are calculated using cost of goods sold for the quarter on an annualized basis compared to the period end inventory balance.  The company will adjust its investment in inventory to align with anticipated lower industry activity levels and compressed supplier lead times in 2009 in order to improve inventory turnover efficiency.  Accounts payable and accrued liabilities increased by $38.4 million (86%) to $83.2 million at December 31, 2008 from December 31, 2007 due mainly to an increase in purchasing to resource higher sales levels.

Capital expenditures in 2008 were $5.6 million, an increase of $3.6 million and $2.5 million over 2007 and 2006 expenditures, respectively. Increased expenditures were directed towards the new Distribution Centre which increased capacity by approximately 75% over the previous facility and the purchase of a new Fort St. John branch location which will more than double the Company’s capacity in the growing north east British Columbia market.

No acquisitions were completed in 2008. In 2007, the acquisition of JEN Supply, Full Tilt, and two agent operations were completed at a combined cost of $18.0 million. In 2006, two agent operations were acquired at a cost of $3.1 million.

The Company has a 364 day bank operating loan facility in the amount of $60.0 million (2007 - $75 million) arranged with a syndicate of three banks that matures in July 2009.  The loan facility bears interest based on floating interest rates and is secured by a general security agreement covering all assets of the Company.   The maximum amount available under the facility is subject to a borrowing base formula applied to accounts receivable and inventories, and a covenant restricting the Company’s average debt to 2.25 times trailing twelve month EBITDA.  As at December 31, 2008, the Company’s average debt to EBITDA ratio was 0.7 times (December 31, 2007 – 1.7 times) which provides a maximum borrowing ability of $60 million under the facility.  As at December 31, 2008, the ratio of the Company’s debt to total capitalization (debt plus equity) was 20% (December 31, 2007 – 28%).

Contractual Obligations

The following table outlines the Company’s contractual obligations for debt, lease and related obligations having initial terms in excess of one year.

Period Due	Bank operating loan	Long term debt and capital lease obligations	Operating lease commitments	U.S.$ forward purchase contracts	Total
(millions of Canadian dollars)
2009	34.9	-	7.3	2.0	44.2
2010	-	-	7.1	-	7.1
2011	-	-	6.2	-	6.2
2012	-	0.5	5.7	-	6.2
2013	-	-	5.2		5.2
thereafter	-	-	29.9	-	29.9
	34.9	0.5	61.4	2.0	98.8

Approximately 95% of operating lease obligations related to office, warehouse, and store facility leases (2007 - 93%). Automobile and warehouse equipment leases comprised the remaining lease obligations.  Future operating lease commitments at December 31, 2008 were $61.4 million, an $8.0 million increase from 2007 commitments. Capital expenditures in 2009 are anticipated to be in the $4 million to $6 million range. Approximately half of 2009 expenditures will be directed towards expanding distribution network capacity and service capability. In management’s opinion, the Company’s existing working capital position combined with available borrowing capacity under its bank operating loan facility and ongoing cash flow from operations, are sufficient to resource its anticipated contractual commitments. The Company anticipates its 364 day bank operating loan to be extended in 2009 in the normal course.

The Company’s bank operating loan bears interest based on floating Canadian interest rates. As at December 31, 2008, the Company’s average borrowing cost was 3.2% (2007 - 6%). Based on the Company’s borrowings levels as at December 31, 2008, an increase or decrease of one percent in interest rates would be expected to decrease or increase the Company’s annual net income by $0.3 million.

The Company purchases certain products priced in U.S. dollars and sells such products to its customers typically priced in Canadian dollars.  As a result, fluctuations in the value of the Canadian dollar relative to the U.S. dollar can result in foreign exchange gains and losses.  As at December 31, 2008, the Company had entered into a contract to purchase in 2009, U.S. $2.0 million at a fixed exchange rate for the purpose of mitigating its foreign exchange exposure.  The Company does not use financial instruments for speculative purposes.

Capital Stock

The weighted average number of shares outstanding during 2008 was 18.3 million, a decrease of 0.1 million shares from 2007 due principally to the purchase of common shares to resource restricted share unit obligations. The diluted weighted average number of shares outstanding was 18.6 million, a decrease of 0.2 million shares from 2007, due to a reduction in the dilutive impact of stock options and restricted share units resulting from the decrease in the Company’s stock price in 2008.

As at December 31, 2008 and 2007, the following shares and securities convertible into shares were outstanding:

(millions)	December 31, 2008	December 31, 2007
	Shares	Shares
Shares outstanding	18.1	18.4
Stock options	1.3	1.3
Restricted share units	0.2	0.2
Shares outstanding and issuable	19.6	19.9

The Company has established an independent trust to purchase common shares of the Company on the open market to resource restricted share unit obligations. In 2008, the trust acquired 300,095 common shares at an average cost per share of $6.86 (2007 – 40,200 common shares at an average cost per share of $8.08). As at December 31, 2008, the trust held 343,892 shares (2007 – 54,551 shares).

On January 6, 2009, the Company announced a normal course issuer bid to purchase for cancellation, up to 900,000 common shares representing approximately 5% of its outstanding common shares.

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

Allowance for Doubtful Accounts

The Company extends credit to customers and other parties in the normal course of business. Management regularly reviews outstanding accounts receivable and provides for estimated losses through an allowance for doubtful accounts. In evaluating the level of the established allowance, management makes judgments regarding a party’s ability to make required payments, economic events and other factors.  As the financial condition of a party changes, circumstances develop or additional information becomes available, adjustments to the allowance for doubtful accounts may be required.  As at December 31, 2008 and 2007, the allowance for doubtful accounts was $2.8 million and $1.5 million, respectively.

Inventory Reserves

The Company has made significant investments in inventory to service its customers.  On a routine basis, the Company uses judgments in determining the level of write-downs required to record inventory at the lower of average cost or net realizable value. Management’s estimates are primarily influenced by technological innovations, market activity levels and the physical condition of products.  Changes in these or other factors may result in a write-down in the carrying value of inventory. As at December 31, 2008 and December 31, 2007, the Company had recorded reserves for inventory obsolescence of $2.8 million and $1.8 million, respectively.

Goodwill

The Company has acquired certain operations which have resulted in the recording of $20.6 million of goodwill on the balance sheet as at December 31, 2008. In accordance with Canadian GAAP, the Company is required to perform an annual goodwill impairment evaluation. The Company evaluates goodwill impairment at the consolidated level as it operates through a single operating segment. The impairment evaluation involves comparing the estimated fair value of the Company’s business to its carrying amount to determine if a write down to fair value is required. Fair value is estimated using future cash flow projections, discounted to their present value and earnings and cash flow multiples for comparable public energy service and distribution companies. The required valuation methodology and underlying financial information that is used to determine fair value require significant judgments to be made by management. These judgments include, but are not limited to, long term projections of future financial performance and the selection of appropriate discount rates used to determine the present value of future cash flow and may be impacted by changes in oil and gas industry conditions. See “Business Outlook” for discussion of industry conditions. Changes in such estimates or the application of alternative assumptions could produce significantly different results.

Future Tax Assets and Liabilities

Future tax assets and liabilities are recognized for differences between the book value and tax value of the net assets of the Company. In providing for future taxes, management considers current tax regulations, estimates of future taxable income and available tax planning strategies. If tax regulations, operating results or the ability to implement tax planning strategies vary, adjustments to the carrying value of future tax assets and liabilities may be required. See Note 10 to the consolidated financial statements for the significant components of the future income tax assets and liabilities, and a reconciliation of the Company’s income tax provision.

Risk Factors

In addition to the information set forth elsewhere in this MD&A, the following factors should be carefully considered when evaluating CE Franklin.

Fluctuations in the overall profitability of the oil and gas industry can affect the demand for CE Franklin’s products and services and, therefore, CE Franklin’s sales, cash flows and profitability.  CE Franklin’s operations are materially dependent upon the level of activity in oil and gas exploration, development and production.  Both short-term and long-term trends in oil and gas prices affect the level of such activity.  Other factors that can impact the level of drilling, exploration and production and oil sands project activity and the overall profitability of the oil and gas industry include:

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

•

general economic and political conditions in North America and worldwide; and

•

the presence or absence of drilling incentives such as Canadian provincial royalty holidays, availability of new leases and concessions and government regulations regarding, among other things, export controls, carbon taxes, regulatory emissions reduction targets and other environmental protection measures, changes in royalty rates, taxation, price controls and availability of product transportation and refining capacity.

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

The majority of the Company’s sales are generated from customers in the energy sector.  This includes major multinational and independent oil companies, pipeline companies and contract drilling companies operating in Canada.  In addition, for the year ended December 31, 2008, 10% of sales (2007 – 11%; 2006 – 11%) were derived from sales to one customer.

The Company may experience a financial loss if its significant customers fail to pay CE Franklin for its products or services.  The Company’s ability to collect the proceeds from the sale of its products and services from its customers depends on the payment ability of its oil and gas customer base. The recent upheaval in global credit markets and decline in oil and gas prices may increase the payment risk associated with the Company’s customers.

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

The Company relies on its bank operating loan to finance its ongoing net working capital and other funding requirements.  CE Franklin has a $60 million borrowing facility provided by a syndicate of three banks that matures in July 2009.  While management believes that this facility will be adequate to fund its working capital requirements, there can be no assurance that additional credit will become available if required, or that an appropriate amount of credit with comparable terms and conditions will become available when the facility matures.  The bank operating loan contains restrictive covenants which, amongst other things, limits the amount of borrowing available under the facility to a maximum of 2.25 times average borrowing levels compared to EBITDA for the trailing 12 month period.  Accordingly, declining profitability could limit the amount the Company may borrow under the facility.

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

The Company’s major shareholder may influence the Company’s affairs.  The Company’s share ownership is highly concentrated and, as a result, CE Franklin’s principal shareholder effectively controls the Company’s business.  As at the date of this Form 20-F, CE Franklin’s largest shareholder, Smith, owned approximately 54% of the Company’s common shares outstanding.  As a result, Smith has the voting power to significantly influence the Company’s policies, business and affairs and the outcome of any corporate transaction or other matter, including mergers, consolidations and the sale of all, or substantially all, of the Company’s assets.

In addition, the concentration of the Company’s ownership may have the effect of delaying; deterring or preventing a change in control that otherwise could result in a premium in the price of the Company’s common shares.

FORWARD LOOKING STATEMENTS

The information in this MD&A may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that CE Franklin plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements.  These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events.  When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this MD&A, including those under the caption “Risk factors”.

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

•

forecasted oil and gas industry activity levels in 2009;

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

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that the basis for financial reporting by Canadian publicly accountable enterprises will change from Canadian GAAP to IFRS effective for January 1, 2011, including the preparation and reporting of one year of comparative figures. This change is part of a global shift to provide consistency in financial reporting in the global marketplace. CE Franklin has developed a high level project plan, a detailed project charter including resources required and timelines, and has commenced assessing the differences between IFRS and Canadian GAAP.

RECENT ACCOUNTING PRONOUNCEMENTS

Under revised CICA section 1506, “Accounting Changes" and the U.S. Securities and Exchange Commission’s (SEC) Staff Bulletin No. 74 (SAB 74), the Company is required to disclose certain information related to recently issued accounting standards.  This guidance requires that when a new accounting standard has been issued but has not yet been adopted, the Company should discuss the effect that the new standard will have on the Company's financial statements when adopted.

Canadian GAAP pronouncements

(i)

CICA 1400 – Assessing Going Concern

Effective January 1, 2008, the Company adopted Section 1400 – Assessing Going Concern. The standard was amended to include requirements for management to assess and disclose an entity’s ability to continue as a going concern. Management has reviewed the guidance in section 1400 and determined that no material uncertainties exist with respect to the Company’s ability to continue as a going concern.

(ii)

CICA 3064 – Goodwill and Intangible Assets

This standard addresses the accounting treatment of internally developed intangibles and the recognition of such assets. The company believes that the adoption of this standard will not have a material impact on its financial statements. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2009.

(iii)

CICA 3031 – Inventories

Effective January 1, 2008, the Company adopted Section 3031 – Inventories. The standard establishes the accounting treatment for inventories and provides guidance on the determination of cost and subsequent recognition of expenses. The adoption of Section 3031 did not impact the determination of inventory costs and expense recorded by the Company. Inventories consisting primarily of goods purchased for resale are valued at the lower of average cost or net realizable value.

(iv)

CICA 1535 – Capital Disclosures, CICA 3862 – Financial Instruments - Disclosure and CICA 3863 – Financial Instruments - Presentation

Effective January 1, 2008, the Company adopted Section 1535 – Capital Disclosures, Section 3862 – Financial Instruments – Disclosures and Section 3863 – Financial Instruments – Presentation. The standards establish presentation guidelines for financial instruments and deal with their classification, as well as providing readers of the financial statements with information pertinent to the Company’s objectives, policies and processes for managing capital.

Recent U.S. GAAP pronouncements

(i)

FAS141(A) – Business Combinations

This statement sets out to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company believes that this will have minimal effect on the financial statements of the Company, but will reassess if and when future business combinations occur.

      (ii)

FAS 160 – Non controlling interests in consolidated financial statements

The objective of this statement is to improve the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards. This statement will be applied prospectively as of the beginning of the fiscal year in which the statement is initially applied. This statement is effective for fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company believes that this will have minimal effect on its financial statements.

      (iii)

FAS 161 – Disclosures about derivative instruments and hedging activities

The objective of this statement is to revise disclosure requirements for derivative instruments and hedging activities. This statement is effective for fiscal years, beginning after November 15, 2008 and interim periods within those years. The Company believes that this statement will have minimal effect on its financial statements.

Controls and Procedures

CE Franklin's Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, the Company’s disclosure controls and procedures were effective.

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

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. In making this assessment, it used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway

Commission (COSO). Based on the Company’s assessment, management has concluded that as of December 31, 2008, CE Franklin's internal control over financial reporting is effective based on those criteria.

See report of PricewaterhouseCoopers LLP, an independent public accounting firm, included under "Item 17. Financial Statements" on page 50.

There were no changes to the Company’s internal control over financial reporting that occurred during the period covered by this Annual Report on Form 20F that have materially affected, or are reasonably likely to materially affect, the Company’s our internal control over financial reporting.

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

G.

Safe Harbor

Forward Looking Statements

Information for this item is set forth following the caption “Forward Looking Statements” in the Company’s “Management Discussion and Analysis”, Item 5 set forth in the Form 20-F.

Item 6:

Directors, Senior Management and Employees

A)

Directors and Senior Management

The following table sets forth certain information about the Company’s directors and leadership team, as of January 25, 2008

Name and Municipality of Residence

Age

Position with CE Franklin

Michael S. West

46

President, Chief Executive

Calgary, Alberta

Officer and Director

W. Mark Schweitzer

47

Vice President and

Calgary, Alberta

Chief Financial Officer

Merv G. Day

58

Senior Vice President,

Calgary, Alberta

Business Development

James E. Baumgartner

54

Vice President, Commercial Strategies

Edmonton, Alberta

Michael A. Boyles

48

Vice President, Brand

Calgary, Alberta

Development, Marketing and Communication

Brent W. Greenwood

54

Vice President,

Calgary, Alberta

Supply Chain Management

Ronald L. Koper

50

Vice President,

Calgary, Alberta

Business Effectiveness

Timothy M. Ritchie

38

Vice President, Sales

Calgary, Alberta

Roderick H. Tatham

50

Vice President, Operations

Calgary, Alberta

David A. Dyck (2)(3)

47

Director

Calgary, Alberta

Michael J.C. Hogan (1)(4)

52

Director

Calgary, Alberta

John J. Kennedy (2)(4)

56

Director

Houston, Texas

Robert McClinton (1)(3)

58

Chairman and Director

Calgary, Alberta

Donald McKenzie (1)(4)

59

Director

Houston, Texas

Victor J. Stobbe (2)(3)

67

Director

DeWinton, Alberta

Notes:

1)

Member of Corporate Governance and Nominating Committee.

2)

Member of Compensation Committee.

3)

Member of Audit Committee.

4)

Member of Environment, Health & Safety Committee.

The directors are elected annually at the Company’s annual general meeting.  The 2009 annual general meeting will be held on April 28, 2009.  The following is a summary of the background of each director and member of the Company’s leadership team.

Michael S. West

Mr. West is President and Chief Executive Officer of CE Franklin. He was appointed President and Chief Executive Officer and to CE Franklin's Board of Directors in January 2002 and was appointed Chairman in December 2003.  To facilitate improved governance practice, the role of Chairman and Chief Executive Officer were separated following the 2008 annual general meeting with the appointment of Robert McClinton as Chairman.  Mr. West has held executive positions in the oilfield supply and distribution business for 12 years. Prior to joining the oil and gas sector in 1996, he worked for 11 years in various capacities in the automotive aftermarkets industry.

W. Mark Schweitzer

Mr. Schweitzer is Vice President and Chief Financial Officer of CE Franklin and was appointed in August 2007.  Prior to joining CE Franklin, Mr. Schweitzer was the Executive Vice President and Chief Financial Officer of a large diversified business income fund and has extensive financial experience in oil and gas, mining and other industry sectors.

Merv G. Day

Mr. Day is Senior Vice President, Business Development and joined CE Franklin in 2008.  Prior to joining CE Franklin, Mr. Day was formally President of a major valve manufacturer in Canada. He has over 30 years experience in the manufacturing and distribution of valves, pipe, fittings and instrumentation in the Canadian and international energy industry.

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

Michael A. Boyles

Mr. Boyles is Vice President, Brand Development, Marketing and Communication and joined CE Franklin in 2007.  Mr. Boyles is responsible for leading the brand and marketing efforts of the organization. A graduate of business administration from Grant McEwan College, Mr. Boyles has extensive experience in building companies and brands. Prior to joining CE Franklin in 2007, Mr. Boyles was a partner and VP of Sales and marketing with a sporting goods manufacturer.

Brent W. Greenwood

Mr. Greenwood is Vice President, Supply Chain Management.  He started his career with Franklin Supply in 1980 and has held various positions with the Company over the past 25 years.  Mr. Greenwood graduated from the University of Saskatchewan with a Masters of Arts in History and from the University of Calgary in 1999 with a Masters of Business Administration (MBA).

Ronald L. Koper

Mr. Koper is Vice President, Business Effectiveness and joined the Company in 2000.  He has worked with a variety of large and mid-sized corporations in the human resources and organizational development profession.  Mr. Koper graduated from the University of Calgary in 1984 with a Bachelor of Commerce degree.

Timothy M. Ritchie

Mr. Ritchie is Vice President, Sales.  He began his career with Franklin Supply in the field over 15 years ago and has progressively taken on roles that are more senior for the Company.  Mr. Ritchie graduated from the University of Lethbridge with a Bachelor of Arts in 1993 and in 2000 earned his MBA from the University of Calgary.

Roderick H. Tatham

Mr. Tatham is Vice President, Operations.  He is responsible and accountable for overall operational performance. Prior to joining CE Franklin in 2002, he worked in various management capacities including Business Process & Design, Quality, Branch Management and Materials Management.

Robert McClinton

Mr. McClinton was elected to the Board in 2006, and appointed Chairman in 2008. Robert McClinton, a Chartered Accountant, has been an independent business consultant since April 2005. From September 2007 to October 2008, he served as Chief Financial Officer of CEP International Petroleum Ltd., a private company. Mr. McClinton was a major shareholder and President & CEO of BMP Energy Systems (“BMP”) from 1992 to 2005, when BMP was sold to a public company. During the 10 years prior to joining BMP, Mr. McClinton served as director and senior financial officer of Canadian Turbo Inc. He began his career in 1969 with Deloitte & Touche in Northern Ireland, where he obtained his Chartered Accountant designation before immigrating to Canada in 1974. Mr. McClinton is a member of the Alberta and Canadian Institute of Chartered Accountants, Financial Executives International, Institute of Corporate Directors, and serves on the Board of the Alberta Electric System Operator.

David A. Dyck

Mr. Dyck was appointed to the Board in 2004.  David Dyck is President and CEO of LeaRidge Capital Inc., a company providing financial advisory services for corporations. From 2000 to 2007, Mr. Dyck served as Senior Vice-President, Finance and CFO for Western Oil Sands Inc., where he guided the company through 24 debt and equity financings and acted as Deal Team Leader in the Plan of Arrangement with Marathon Oil Corporation. Mr. Dyck previously spent 12 years with Summit Resources Limited, holding various roles, including Senior Vice-President Finance and Administration and CFO. He is a member of the Alberta and Canadian Institute of Chartered Accountants and the Financial Executives Institute.

Michael J.C. Hogan

Mr. Hogan, was appointed to the Board in 2006.  Michael Hogan is a 30 year veteran of the electric power industry. He is President and CEO of Enact Power Ltd., providing business development support to companies pursuing electric power investment in Canada and internationally. From 1995 to 1998, Mr. Hogan was President and CEO of SaskPower Commercial Inc., the international development arm of SaskPower. He is a member of the Association of Professional Engineers, Geologists, and Geophysicists of Alberta (APEGGA). Mr. Hogan has also completed the Director Education Program sponsored by the Institute of Corporate Directors.

John J. Kennedy

Mr. Kennedy was appointed to the Board of Directors of CE Franklin in 1999.  John Kennedy previously was Senior Vice-President and CFO of Smith. He has worked in the energy industry for over 29 years in various executive and management positions. Mr. Kennedy is a member of several professional bodies in both the United Kingdom and United States, including the Energy Institute, the Association of Corporate Treasurers and is a member of the board of directors of the Petroleum Equipment Supplier Association..

Donald McKenzie

Donald McKenzie was elected to the Board in March 2008. Donald McKenzie retired as President and CEO of M-I SWACO, a subsidiary of Smith, on January 1, 2009 and has taken on the role as advisor to the CEO, President and COO of Smith. Mr. McKenzie joined Smith over 20 years ago as regional Vice-President, Europe & Africa and has held increasingly senior positions with the Smith group of companies. Prior to joining Smith, he served as President of Dailey Petroleum Services Corp. Mr. McKenzie is a member of the Society of Petroleum Engineers and the International Association of Drilling Contractors.

Victor J. Stobbe

Mr. Stobbe has been a Director of CE Franklin since 2003.  Victor Stobbe, a Chartered Accountant, has served as a senior officer and/or director of a number of public and private companies in the energy sector for over 30 years. From January 2004 to June 2008, Mr. Stobbe was Vice-President, Corporate affairs and formerly CFO of Wave Energy Ltd., a private oil & gas company. In May of 2008, he retired as director of Trican Well Service Ltd. Mr. Stobbe is a member of the Institute of Corporate Directors and of the Alberta and Canadian Institute of Chartered Accountants.

B.

Compensation

The following table sets forth the compensation information for the President and Chief Executive Officer, the Vice President and Chief Financial Officer and the three next most highly compensated executive officers who were serving in such capacities at December 31, 2008 collectively, the Named Executive Officers (the “NEO’s) for the three years ended December 31, 2008.

Name and Principal Position	Year	Salary ($)	RSU Awards ($)	Option Awards(1) ($)	Non-Equity Incentive Plan Compensation($) Annual Incentive Plans(2) ($)	All Other Compen-sation(3) ($)	Total Compen-sation ($)
Michael S. West President and CEO	2008 2007 2006	390,000 420,000 377,692	--- 300,000 744,955	600,000 300,000 ---	546,000 --- 206,000	10,000 9,600 11,331	1,546,000 1,029,600 1,339,978
W. Mark Schweitzer Vice-President, and CFO(4)	2008 2007(5)	290,000 115,385	--- 89,975	225,000 560,700	203,000 ---	10,000 5,942	728,000 772,002
James E. Baumgartner Vice-President Commercial	2008 2007 2006	200,000 210,000 196,436	--- 50,000 264,790	100,000 50,000 ---	140,000 --- 108,000	10,002 10,471 9,817	450,002 320,471 579,043
Maurice (Ron) Brown Past Vice-President, Sales	2008(6) 2007 2006	168,153 196,000 188,796	--- 45,000 205,955	90,000 45,000 ---	97,126 --- 108,000	224,365(7) 8,799 6,248	579,644 294,799 508,999
Timothy M. Ritchie, Vice-President, Sales(8)	2008 2007 2006	165,000 175,000 148,846	--- 50,000 147,100	90,000 50,000 ---	115,500 --- 108,000	9,902 9,981 8,931	380,402 284,981 412,877
Roderick H. Tatham Vice-President, Operations	2008 2007 2006	150,000 160,000 128,723	--- 37,495 147,100	90,000 37,500 ---	105,000 --- 86,000	7,502 7,985 6,277	352,502 242,980 368,100

Notes:

(1)

The option awards recorded for 2008 in this table were granted on December 11, 2007 and made to reward 2008 compensation.

(2)

Annual incentive bonus amounts are disclosed in the year in which they are earned, not in the year in which they were paid.

(3)

Contributions to a group RRSP (See “Retirement Benefits”).

(4)

Mr. Schweitzer currently holds 77,909 Common Shares.

(5)

Mr. Schweitzer joined the Corporation on August 13, 2007 as Vice President and Chief Financial Officer.

(6)

Mr. Brown left the Corporation on November 21, 2008.

(7)

Includes a severance payment of $216,798

(8)

Mr. Ritchie currently holds 4,500 Common Shares.

(9)

Mr. Merv Day was appointed Senior Vice-President, Business Development of the Corporation effective September 15, 2008 and currently holds 39,400 Common Shares.

INCENTIVE PLAN AWARDS

Outstanding Share-based Awards and Option-based Awards

	Option-based Awards				Share-based Awards (RSUs)
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options ($)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share-based Awards that have not Vested ($)
Michael S. West	17,472 41,991 189,956	4.60 10.90 6.50	01/11/2015 01/31/2017 12/11/2014	Nil	31,939	106,763
W. Mark Schweitzer	52,428 58,255 71,232	10.30 10.30 6.50	08/13/2017 08/13/2017 12/11/2014	Nil	5,758	18,137
James E. Baumgartner	27,609 28,139 38,022 26,203 6,996 31,656	3.50 3.49 2.70 4.60 10.90 6.50	01/01/2012 12/13/2012 12/12/2013 01/11/2015 01/31/2017 12/11/2014	17,110	7,662	25,161
Maurice (Ron) Brown	6,000 30,596 24,019 6,297 28,492	3.49 2.70 4.60 10.90 6.50	01/21/2009 01/21/2009 01/21/2009 01/21/2009 01/21/2009	46,494	6,357	27,265
Timothy M. Ritchie	28,139 41,824 28,823 6,996 28,492	3.49 2.70 4.60 10.90 6.50	12/13/2012 12/12/2013 01/11/2015 01/31/2017 12/11/2014	18,821	3,256	11,282
Roderick H. Tatham	15,418 20,962 5,247 28,492	2.70 4.60 10.90 6.50	12/12/2013 01/11/2015 01/31/2017 12/11/2014	6,938	4,889	16,169

Note:

(1)  The value of unexercised In-the-Money Options at December 31, 2008 was calculated by determining the difference between the market value of the option at the end of the financial year and the exercise price of such option.  At the end of 2008, the closing price of the Corporation’s Common share on the TSX was $3.15.

Director Compensation

Each independent director of the Corporation who is not an officer or employee of the Corporation or of Smith, the Corporation’s majority shareholder, receives annual Board and Committee retainers, prorated for partial services and meeting fees. The independent directors are also compensated through the granting of Deferred Share Units (“DSUs”) pursuant to the Corporation’s DSU plan. Additionally, the Corporation reimburses directors for out-of-pocket travel expenses.

The objectives of the Corporation’s compensation program for independent Board members are to attract and retain highly qualified Board members through providing market competitive compensation which appropriately recognizes the strategic contribution, risks and liabilities faced by Board members and aligns the interests of Board members and Shareholders. The Board, through the Compensation Committee, annually reviews independent director compensation and makes appropriate recommendations for approval to the Board. With the assistance of Mercer, compensation levels are periodically reviewed and compared to Canadian and US publicly traded companies in the broadly-based energy sector. Given the North American nature of the Corporation with respect to its ownership, US stock exchange listing and SEC registration, it was considered appropriate to adopt a blended Canadian and US director compensation package.

Independent director compensation levels have not been increased since 2006.

2008 Annual Independent Director Compensation Levels:

Board Chair Cash Retainer	$60,000
Board Chair DSU Grant	90,000
Board Member Retainer	30,000
Board Member DSU Grant	60,000
Audit Committee Chair Retainer	25,000
Other Committee Chair Retainer	15,000
Board and Committee Meeting Fees (per meeting attended)	1,750

On an annual basis, Board members may elect to receive all or a portion of their annual cash retainer in the form of DSUs.

DSU Plan Awards:  Effective May 2, 2006, the Corporation adopted the DSU Plan. Under the terms of the DSU plan, DSUs entitle the holder thereof to receive upon exercise by the holder, but at the election of the Corporation:  (i) a number of Common Shares equal to the number of mature DSUs then held; or (ii) a payment from the Corporation equal to the weighted average trading price of the Common Shares on the AMEX for that date and the nine trading days immediately preceding that date. DSUs vest on the date of grant and can only be redeemed when the director resigns from the Board.

Share Ownership Guidelines for Independent Directors: In March of 2006, the Board approved share ownership guidelines for independent directors.  These guidelines provide that external directors be required to hold a multiple of four times their annual retainer measured on the basis of investment cost, which such holdings to be accumulated over five years of becoming a director.

Meeting Attendance

The average Board and committee meeting attendance rate in 2008 was 98% and 100%, respectively.

The attendance record for each director for all Board and committee meetings held for the financial year ended December 31, 2008 is set out below. In addition, directors have a standing invitation to attend those committee meetings on which they do not serve as a member. Such attendance is not reflected in the attendance record below.

	Board of Directors(1)		Committees of the Board(1)
Name of Director	Board	Strategy	Audit	Compensation	Corporate Governance and Nominating	Quality, Health, Safety, and Environment
David A. Dyck	6 of 6	1 of 1	5 of 5	6 of 6	2 of 2	N/A
Michael J.C. Hogan	6 of 6	1 of 1	N/A	N/A	4 of 4	3 of 3
John J. Kennedy	6 of 6	1 of 1	N/A	6 of 6	N/A	3 of 3
Robert McClinton(2)	5 of 6	1 of 1	5 of 5	N/A	4 of 4	1 of 1
Donald McKenzie(3)	5 of 5	1 of 1	N/A	N/A	2 of 2	2 of 2
Victor J. Stobbe	6 of 6	1 of 1	5 of 5	6 of 6	N/A	N/A
Michael S. West	6 of 6	1 of 1	N/A	N/A	N/A	N/A
Attendance Rate	98%	100%	100%	100%	100%	100%

Notes:

 (1)

At each meeting of the Board of Directors and the committees, in-camera sessions without management are held. In addition, for 2008, there were two separate meetings of the independent directors held, at which all of the independent directors were in attendance.

(2)

Mr. McClinton was appointed Chairman of the Board, effective April 24, 2008 and has been appointed as ex-officio voting member on those committees he does not serve as a member.

(3)

Mr. McKenzie was appointed as a director effective March 19, 2008.

2008 Independent Directors Summary Compensation Table

Name	Fees Earned ($)	Share (DSU) Awards ($)	Total ($)
David A. Dyck	83,500	60,000	143,500
Michael J.C. Hogan	73,000	60,000	133,000
Robert McClinton (1)	98,500	90,000	188,500
Victor J. Stobbe	90,000	60,000	150,000

Notes:

(1)

Mr. McClinton was appointed Chairman of the Board on April 24, 2008. Amounts include fees paid for committee meetings attended as ex-officio voting member, retainers paid in 2008 and DSUs issued in 2008.  Retainers and DSUs are for the period of April 2008 to April 2009, and if prorated would result in a total earned for 2008 of $177,250.

C.

Board Practices

Corporate Governance

The following describes the Corporation’s governance practices with reference to National Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices.

CE Franklin's Board has ultimate responsibility for the way in which the Corporation is managed, including overseeing the conduct of the business of the Corporation and supervising management, which is responsible for the day-to-day conduct of the business. Pursuant to the Boards Terms of Reference, the Board's fundamental objectives are to:

•

enhance and preserve long-term shareholder value;

•

ensure the Corporation meets its obligations on an ongoing basis; and

•

ensure the Corporation operates in a reliable and safe manner.

The Board is responsible for the development of a strategic plan, identifying and controlling the principal risks of the Corporation, succession planning, developing communications policies, and internal control and management systems. The Board discharges its responsibilities directly and through committees.

To assist the Board in fulfilling its responsibilities for strategy and direction, annual strategy sessions are held and updates on the strategy and existing business opportunities are provided by management at regularly scheduled meetings throughout the year. Annual strategy sessions include reviews of the competitive environment, industry trends and other developments that affect CE Franklin’s business. In addition, at regularly scheduled meetings, members of the Board receive and discuss reports from operating and financial management, review the Corporation's overall financial position, and discuss current trends, developments, issues and plans. A budget is reviewed and approved by the Board on an annual basis and a comparison of actual results to budget and prior year’s results is monitored on a quarterly basis pursuant to management reports. Significant transactions or activities outside of the ordinary course of business and activities not contemplated by the budget require Board approval and are considered at additional meetings that are held as required. Informal discussion occurs between management and members of the Board on a regular basis, which facilitates open and candid discussions among independent directors.  The independent members of the Board meet independently of management at each meeting of the Board. The Board met six times during 2008, excluding the 2008 strategy session.

See “Meeting Attendance” on page 34, for the attendance record of each director for all Board, Strategy and committee meetings held for the financial year ended December 31, 2008.

Board Structure and Composition

The Board is composed of seven members, being a size considered appropriate by the Board, having regard to the Corporation's size and complexity. Under NP 58-201, a director is independent if he or she has no direct or indirect material relationship with the Corporation.  A "material relationship" is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director's independent judgement.  In addition, certain individuals are deemed, for the purposes of NP 58-201, to have material relationships with the Corporation, including any individual who is, or has recently been an employee or executive officer of the Corporation, and an individual whose immediate family members is, or has recently been, an executive officer of the Corporation.  Under this definition, the Board has four independent directors as defined under NP 58-201: David A. Dyck, Michael J.C. Hogan, Robert McClinton and Victor J. Stobbe, being a majority of the Board.  Messrs. Michael S. West, John J. Kennedy and Donald McKenzie are executive officers of the Corporation or Smith and are thus not independent as defined under NP 58-201. On April 24, 2008, Robert McClinton was appointed as independent Board Chair, separating the role of the chair and the CEO. A position description has been established for the independent Board Chair, as part of his job profile.

To the extent necessary, and subject to the approval of the Board as a whole, any member of the Board is entitled to engage an outside advisor at the expense of the Corporation. Such outside advisor would be available in the event that a director or executive has a material interest in a transaction or agreement under consideration.  The Corporation is controlled by Smith, which, as of January 28, 2009, owned 54% of the outstanding Common Shares of the Corporation.  As of January 28, 2009, approximately 46% of the outstanding Common Shares are held by shareholders other than the Corporation's significant shareholder and its affiliates.  The four independent directors do not have any interests in or relationships with the significant shareholder or its affiliates.

Board Committees

The Board has established four committees: the Audit Committee; the Compensation Committee; the Corporate Governance and Nominating Committee; and the Quality, Health, Safety and Environment Committee. The Corporation does not have an Executive Committee and utilizes in its place ad hoc committees on an as required basis. The Board has developed written position descriptions for the chair of each board committee and also delineates its roles and responsibilities through the mandate of each committee.  There is an in-camera session independent of management at all Board and Committee meetings.

The following is a brief description of the mandate and composition of each Committee.

Audit Committee

The Audit Committee is composed entirely of independent directors: Victor J. Stobbe (Chair), David A. Dyck and Robert McClinton. The Audit Committee is responsible for, among other matters, reviewing the Corporation's financial reporting process (including reviewing annual and quarterly financial statements) and enquiring as to the adequacy of internal controls. Although it is management's responsibility to design and implement an effective internal control system, the Audit Committee ensures that management has properly done so. The Audit Committee is also responsible for reviewing the performance of external auditors. The Audit Committee has direct communication channels with the Corporation's external auditors and meets with them on a regular basis without management of the Corporation present.  The Audit Committee met five times during 2008. The Audit Committee charter is attached and can be accessed on SEDAR at www.sedar.com.

Compensation Committee

The Compensation Committee is composed of two independent directors, being David A. Dyck (Chair) and Victor J. Stobbe; and John J. Kennedy, who is a representative of Smith.  In addition, Robert McClinton, as independent Board Chair, serves as an ex-officio voting member. The Compensation Committee is responsible for, among other matters, formulating and making recommendations to the Board on compensation issues relating to the directors and senior management, including establishing the compensation philosophy and recommending compensation for the CEO and the leadership team. The Compensation Committee also approves the terms and granting of stock options to the leadership team and employees of the Corporation. The Compensation Committee met six times during 2008.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is comprised of two independent directors, being Michael J.C. Hogan (Chair) and Robert McClinton; and Donald McKenzie who is a representative of Smith.  The Corporate Governance and Nominating Committee is responsible for, among other matters: monitoring and managing the corporate governance process of the Board, including recommending the number of directors to be elected; recommending nominees, including candidates to fill vacancies; reviewing the performance and effectiveness of the Board, its committees, and each member of the Board, and reviewing the performance of the CEO.  The Corporate Governance and Nominating Committee assesses the suitability of potential candidates by way of a selection assessment that includes a wide array of factors deemed appropriate all in the context of the perceived needs of the Board and the Corporation at the time.  A preliminary director profile has been developed as well as a skills matrix to assess the qualities, skills and experience of the current Board to facilitate a more effective and efficient director selection process when required.

The Corporation provides education for new directors and provides such orientation and information as individual directors may request on an ongoing basis. Orientation materials relating to CE Franklin’s business and affairs are provided to new directors regarding (i) the role of the Board, its committees and its directors and (ii) the nature and operation of the business carried on by the Corporation. All directors are encouraged to join the Institute of Corporate Directors and receive regular updates on current governance issues and trends. The Corporate Governance and Nominating Committee met four times during 2008.

Quality, Health, Safety and Environment Committee

The Quality, Health, Safety and Environment Committee is comprised of one independent director, being Michael J.C. Hogan, and two representatives of Smith: John J. Kennedy (Chair) and Donald McKenzie. In addition, Robert McClinton, as independent Board Chair, serves as an ex-officio voting member. The Quality, Health, Safety and Environment Committee is responsible for, among other matters, monitoring the management of the Corporation's environmental, health and safety risks, liabilities, policies, practices and procedures. The Quality, Health, Safety and Environment Committee met three times during 2008.

Performance Assessments

The Corporation’s Corporate Governance and Nominating Committee, with the support of the Board Chair, lead an annual evaluation of the effectiveness and performance of the Board, all Board committees and individual directors. Annual board and committee effectiveness surveys as well as confidential individual director and Board Chair self-evaluation questionnaires that encourage candid and constructive commentary have been developed. The Board Chair conducts an interview with each director. The Chair of the Board is interviewed and assessed by the Chair of the Corporate Governance and Nominating Committee. Areas of improvement, identified as a result of the performance evaluation process, are then reviewed by the Board and addressed.

Code of Business Conduct

All of CE Franklin’s directors, officers and employees are required to comply with its Code of Business Conduct (the “Code”) to help ensure that the Corporation’s business is conducted in accordance with the highest standards of ethical behaviour. The Code covers all areas of professional conduct, including customer relationships, conflicts of interest, insider trading, financial disclosure, intellectual property and confidential information, as well as requiring strict adherence to all laws and regulations applicable to CE Franklin’s business.  Employees may report any violations or suspected violations of the Code by using CE Franklin’s hotline.  The Code includes an anti-retaliation statement.  The full text of the Code is published on the Corporation’s website at www.cefranklin.com.  No waiver of a provision of the Code has been granted to any senior officer or director since its adoption.

Expectation of Management

The Board relies on management to provide the information that the Board requires to properly perform its duties and expects management to keep it apprised of matters affecting the Corporation, significant risks and opportunities available to the Corporation. The Board has developed a written position description for the President and CEO, as part of his job profile.

D.

Employees

Year	Number of Employees as at December 31,	% in Field	% in Head Office
2008	497	84%	16%
2007	440	85%	15%
2006	427	81%	19%

As of December 31, 2008, the Company had 497 employees, including part-time and hourly.  The Company does not anticipate any material changes in its employee structure.  CE Franklin’s personnel are not unionized, and there is very little union activity in the Canadian oilfield supply industry.  The Company does not employ a significant number of temporary employees.

E.

Share ownership

Refer to Item 6B for share ownership of the company’s NEO’s.

Item 7:

Major Shareholders and Related Party Transactions

A.

Major shareholders

The following table sets forth information, as of January 28, 2009, detailing the ownership of the Company’s outstanding voting securities by any person known by the Company to own more than 5% of such voting securities:

Title of Class	Identity of Group	Amount Owned	Percent of Class
Common shares	Smith International	9,729,582(1)	54.0
Common shares	Fidelity Management & Research Company	1,779,290(2)	9.8
Common shares	First Manhattan Co.	1,605,900(3)	8.9
Common shares	Bear Stearns Asset Management Inc.	960,041 (4)	5.3

(1)

Based on confirmation received from Smith.

(2)

See Fidelity Management & Research Company Alternative Monthly Report filing on SEDAR dated September 10, 2008.

(3)

See First Manhattan Co. SEC filing of SC 13G February 11, 2008.

(4)

See Bear Stearns Asset Management Inc. SEC filing of SC 13G October 11, 2006.

At January 28, 2009, Smith held approximately 54% of the issued and outstanding shares of CE Franklin.  Smith has, by virtue of holding over 50% of the outstanding common shares, the power to elect the board of directors of the Company; however, it has agreed that at least two independent directors will be elected.  Smith has the same per share voting rights as other shareholders.

As of January 28, 2009, the Company had 18,069,812 of common shares outstanding and 34 holders of record of the common shares, of whom 19 were located in the United States, one was located in Mexico and 14 were located in Canada.

B.

Related Party Transactions

Information for this item is set forth in note 11 to the consolidated financial statements included in item 17 of this Form 20-F.

C.

Interests of Experts and Counsel

Not applicable.

Item 8:

Financial Information

CE Franklin’s consolidated financial statements are stated in Canadian Dollars (Cdn. $) and are prepared in accordance with Canadian GAAP with reconciliation to U.S. GAAP included under note 16 to the consolidated financial statements under Item 17.  In this Form 20-F, unless otherwise specified, all amounts are expressed in Canadian dollars.

A.

Financial Statements and Other Financial Information

The consolidated financial statements of CE Franklin as at and for the years ended December 31, 2008, 2007 and 2006 include the following:

•

Management’s Reports dated January 29, 2009

•

Auditors’ Report dated January 29, 2009

•

Balance Sheets as at December 31, 2008 and 2007

•

Statements of Changes in Shareholders’ Equity for the years ended December 31, 2008, 2007 and 2006

•

Statements of Operations for the years ended December 31, 2008, 2007 and 2006

•

Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006

•

Notes to the consolidated financial statements

See Part III, Item 17 for detailed information.

Dividend Distributions

The Company does not currently pay a dividend to shareholders.

B.

Significant Changes

There have been no significant changes since December 31, 2008.

Item 9:

The Offer and Listing

A.

Offer and Listing Details

The following table sets forth the reporting of the high and low closing prices for the CE Franklin shares on the TSX an the AMEX for the periods indicated.

		Toronto Stock Exchange ("TSX") ($CDN)		American Stock Exchange ("AMEX") ($US)

		High	Low	High	Low

2004		5.88	2.70	4.58	2.19

2005		18.33	4.58	15.25	3.75

2006		20.70	11.00	18.40	9.76

2007		13.82	5.80	13.17	5.76

2008	First Quarter	7.95	5.90	7.73	5.85
	Second Quarter	10.43	7.51	10.22	7.44
	Third Quarter	10.61	6.52	10.21	6.35
	Fourth Quarter	7.25	3.03	6.66	2.50

2008	July	10.50	9.85	10.15	9.67
	August	10.61	8.86	10.21	8.65
	September	9.90	6.52	9.36	6.35
	October	7.25	4.50	6.66	3.55
	November	5.69	3.03	4.73	2.55
	December	4.00	3.03	3.04	2.50

On January 28, 2009, the closing price for the Company’s common shares was Cdn. $3.64 per share on the TSX and US $3.00 per share on the AMEX.

B.

Plan of Distribution

Not applicable.

C.

Markets

The Company’s common shares are traded on the TSX under the symbol “CFT” and also on the AMEX under the symbol “CFK”.  The table above in Item 9A sets forth the range of high and low prices per share for the common shares on both the AMEX and TSX.  The Company was initially listed on the AMEX on November 18, 1993, and subsequently began trading on the TSX on September 26, 1996.

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

Quorum Requirements

CE Franklin's by-laws provide that a quorum for the transaction of business at a shareholder meeting is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 10% of the outstanding shares of CE Franklin carrying voting rights at the meeting. However, if there is only one shareholder entitled to vote at a meeting of shareholders, the quorum for the transaction of business at the meeting of shareholders shall consist of the one shareholder.

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

C.

Material contracts

See note 5 “Bank Operating Loan” to the Company’s December 31, 2008 consolidated financial statements included under Item 17 for a description of the Company’s bank operating loan.

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

Item 14:

Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15:

Controls and Procedures

Information for this item is set forth under the “Controls and Procedures”, caption in the Company’s “Management Discussion and Analysis”, set forth in this Form 20-F.

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

Item 16C:

Principal Accountant Fees and Services

The following table discloses accounting fees and services of the Company:

Year-Ended December 31,	2008	2007
	(thousands of Cdn. Dollars)

Audit fees(1)	$ 536	$ 498
Audit related fees(2)	10	-
Tax fees (3)	38	27
All other fees	-	-
	$ 584	$ 525

(1)

Audit fees include professional services for the audit of financial statements and internal control over financial reporting, review of quarterly financial statements and annual filing documents.  The Audit Committee pre approved 100% of these fees.

(2)

Audit related fees include consultation regarding accounting and financial reporting standards.

(3)

Tax fees include professional services with respect to reviewing tax returns, tax advice and tax planning.  The Audit Committee pre approved 100% of these fees.

The Company’s Audit Committee policy states all auditing services and non-audit services provided to the Company by the Company’s auditors shall, to the extent and in the manner required by applicable law or regulation, be pre-approved by the Audit Committee of the Company.  In no circumstances shall the Company’s auditor provide any non-audit services that are prohibited by applicable law or regulation.

Item 16D:

Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E:

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F:

Change in Registrant’s Certifying Agent

Not applicable.

Item 16G:

Corporate Governance

Refer to Item 6C Board Practices and Item 10B Quorum Requirements.

PART III

Item 17:

Financial Statements

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2008.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2008 has been audited by PricewaterhouseCoopers LLP, the independent auditors, as stated in their report which appears on page 48 of this Form 20-F/Annual Report.

.

Michael West President and Chief Executive Officer January 29, 2009	Mark Schweitzer Vice President and Chief Financial Officer January 29, 2009

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

Management acknowledges responsibility for the integrity of its financial information. Where appropriate, management has made informed judgments and estimates in accounting for transactions, which were not complete at the balance sheet date.  The Company maintains disclosure controls and procedures and internal controls designed to ensure that information required to be disclosed in the consolidated financial statements and annual report is recorded, processed, summarized and reported properly.  CE Franklin’s Chief Executive Officer and Chief Financial Officer evaluated the Company’s disclosure controls and procedures as at December 31, 2008 to ensure that such disclosure controls and procedures are effective.  There were no significant changes in the Company’s internal controls or in other factors that could significantly affect those controls subsequent to the evaluation date.

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

Michael West President and Chief Executive Officer January 29, 2009	Mark Schweitzer Vice President and Chief Financial Officer January 29, 2009

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of CE Franklin Ltd.

We have completed integrated audits of the consolidated financial statements and internal control over financial reporting of CE Franklin Ltd. (the “Company”) as of December 31, 2008, 2007 and 2006.  Our opinions, based on our audits, are presented below.

Consolidated Financial statements

We have audited the accompanying consolidated balance sheets of CE Franklin Ltd. as at December 31, 2008 and December 31, 2007, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2008.  These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits of the Company’s consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and December 31, 2007 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited CE Franklin Ltd.’s internal control over financial reporting as at December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2008 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta

January 29, 2009

CE Franklin Ltd.

Consolidated Balance Sheets

As at December 31

(in thousands of Canadian dollars)	2008	2007
Assets

Current assets
Accounts receivable	100,513	89,305
Inventories	119,459	86,414
Other	9,529	3,781
	229,501	179,500

Property and equipment (note 3)	9,528	6,398
Goodwill	20,570	20,523
Future income taxes (note 10)	1,186	1,403
Other	649	891
	261,434	208,715

Liabilities

Current liabilities
Bank operating loan (note 5)	34,948	44,301
Accounts payable and accrued liabilities	83,249	44,807
Income taxes payable	3,405	-
Current portion of long term debt and obligations under capital lease (note 6)	9	805
	121,611	89,913

Long term debt and obligations under capital lease (note 6)	500	582
	122,111	90,495

Commitments and contingencies (note 7)

Shareholders* equity
Capital stock (note 8)	22,498	24,306
Contributed surplus	18,835	17,671
Retained earnings	97,990	76,243
	139,323	118,220
	261,434	208,715

See accompanying notes to these consolidated financial statements.

Approved by the Board:
Director
Victor Stobbe
Director
David Dyck

CE Franklin Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31

	Capital Stock
(in thousands of Canadian dollars and number of shares)	Number of Shares	$		Contributed Surplus	Retained Earnings	Shareholders' Equity
December 31, 2005	17,805	21,914	13,602	14,281	39,737	75,932

Stock options excercised (note 8)	443	1,963		(300)	-	1,663
Stock based compensation expense (note 8)	-	-		2,232	-	2,232
Purchase of shares in trust for RSU Plans (note 8)	(25)	(291)		-	-	(291)
Net income	-	-		-	22,939	22,939
December 31, 2006	18,223	23,586		16,213	62,676	102,475

Stock options exercised (note 8)	177	838		(259)	-	579
Restricted share units (RSU) exercised	10	207		(207)	-	0
Stock based compensation expense (note 8)	-	-		1,924	-	1,924
Purchase of shares in trust for RSU Plans (note 8)	(40)	(325)		-	-	(325)
Net income	-	-		-	13,567	13,567
December 31, 2007	18,370	24,306		17,671	76,243	118,220

Stock options exercised (note 8)	13	69		(20)	-	49
Restricted share units (RSU) exercised	11	181		(181)	-	-
Stock based compensation expense (note 8)	-	-		1,365	-	1,365
Purchase of shares in trust for RSU Plans (note 8)	(300)	(2,058)		-	-	(2,058)
Net income	-	-		-	21,747	21,747
December 31, 2008	18,094	22,498		18,835	97,990	139,323

See accompanying notes to these consolidated financial statements.

CE Franklin Ltd.

Consolidated Statements of Operations

For the years ended December 31

(in thousands of Canadian dollars except shares and per share amounts)	2008	2007	2006

Sales	547,429	466,275	555,227
Cost of sales	439,760	381,694	451,733
Gross profit	107,669	84,581	103,494

Other expenses
Selling, general and administrative expenses	71,587	58,053	63,287
Amortization	2,367	2,795	2,819
Interest expense	1,031	2,031	2,661
Foreign exchange loss and other	242	837	130
	75,227	63,716	68,897

Income before income taxes	32,442	20,865	34,597

Income tax expense (recovery) (note 10)
Current	10,474	7,541	11,783
Future	221	(243)	(125)
	10,695	7,298	11,658

Net and comprehensive income for the year	21,747	13,567	22,939

Net income per share
Basic	1.19	0.74	1.27
Diluted	1.17	0.72	1.22

Weighted average number of shares outstanding (000's)
Basic	18,255	18,337	18,099
Diluted (Note 8(e))	18,561	18,807	18,724

See accompanying notes to these consolidated financial statements.

CE Franklin Ltd.

Consolidated Statements of Cash Flows

For the years ended December 31

(in thousands of Canadian dollars)	2008	2007	2006

Cash flows from operating activities
Net income	21,747	13,567	22,939
Items not affecting cash
Amortization	2,367	2,795	2,819
Future income tax expense (recovery)	221	(243)	(125)
Stock based compensation expense	1,365	1,924	2,232
Other expense (recovery)	74	-	(36)
	25,774	18,043	27,829
Net change in non-cash operating working capital balances (note 9)	(8,373)	(8,195)	(14,214)
	17,401	9,848	13,615

Cash flows from financing activities
Issuance of capital stock	49	579	1,663
Purchase of capital stock in trust for RSU Plans (note 8(d))	(2,058)	(325)	(291)
Increase (decrease) in bank operating loan	(9,353)	10,293	(9,144)
Decrease in long term debt and obligations under capital lease	(878)	(476)	(177)
	(12,240)	10,071	(7,949)

Cash flows from investing activities
Purchase of property and equipment	(5,602)	(1,956)	(3,053)
Business acquisitions (note 2)	441	(17,963)	(2,613)
	(5,161)	(19,919)	(5,666)

Change in cash and cash equivalents during the year	-	-	-

Cash and cash equivalents * beginning and end of year	-	-	-

Cash paid during the year
Interest on bank operating loan	1,001	1,999	2,632
Interest on obligations under capital lease	30	32	29
Income taxes	6,594	9,375	18,804

See accompanying notes to these consolidated financial statements.

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

1.

Accounting Policies

Generally accepted accounting principles

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada. These principles differ in certain respects from accounting principles generally accepted in the United States (“U.S.”).  The material differences that affect the Company’s consolidated financial statements are described in note 16.

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

Basis of presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries.  The accounting principles applied are consistent with those set out in the Company’s annual consolidated financial statements for the year ended December 31, 2007 except as noted below.  All significant transactions and balances between the Company and its subsidiaries have been eliminated on consolidation.

Change in accounting policies

Effective January 1, 2008 the Company adopted Section 1400 – Assessing Going Concern. The Standard was amended to include requirements for management to assess and disclose an entity’s ability to continue as a going concern. Management has reviewed the guidance in section 1400 and determined that no material uncertainties exist with respect to the Company’s ability to continue as a going concern.

Effective January 1, 2008, the Company adopted Section 1535 – Capital Disclosures, Section 3862 – Financial Instruments – Disclosures and Section 3863 – Financial Instruments – Presentation. The standards establish presentation guidelines for financial instruments and deal with their classification, as well as providing readers of the financial statements with information pertinent to the Company’s objectives, policies and processes for managing capital.

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

Effective January 1, 2008, the Company adopted Section 3031 – Inventories. The standard establishes the accounting treatment for inventories and provides guidance on the determination of cost and subsequent recognition of expenses. The adoption of Section 3031 did not impact the determination of inventory costs and expense recorded by the Company. Inventories consisting primarily of goods purchased for resale are valued at the lower of average cost or net realizable value. Inventory obsolescence expense was charged to cost of sales in the year ending December 31, 2008 of $1,366,000 (2007 - $575,000; 2006 - $312,000). As at December 31, 2008 and December 31, 2007, the Company had recorded reserves for inventory obsolescence of $2.8 million and $1.8 million respectively.

Cash and cash equivalents

Cash and cash equivalents consists of cash on hand and investments in highly liquid instruments with maturities of 90 days or less on the date acquired.

Allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts to provide for receivables which may ultimately be uncollectible.  Reserves are determined in light of a number of factors including customer specific conditions, economic events and the Company’s historical loss experience.  As at December 31, 2008 and 2007, the allowance for doubtful accounts was $2.8 million and $1.5 million, respectively.

Inventories

Inventories, consisting primarily of goods purchased and held for resale, are valued at the lower of average cost or net realizable value. The reversal of any write down of inventory arising from an increase in net realizable value, shall be recognized as a reduction in obsolescence expense in the period in which the reversal occurred.

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

Goodwill

In accordance with Canadian GAAP, the Company is required to perform an annual goodwill impairment evaluation. The Company evaluates goodwill impairment at the consolidated level as it operates through a single operating segment. The impairment evaluation involves comparing the estimated fair value of the Company’s business to its carrying amount to determine if a write down to fair value is required. Fair value is estimated using future cash flow projections, discounted to their present value and earnings and cash flow multiples for comparable public energy service and distribution companies. The required valuation methodology and underlying financial information that is used to determine fair value require significant judgments to be made by management. These judgments include, but are not limited to, long term projections of future financial performance and the selection of appropriate discount rates used to determine the present value of future cash flow and

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

may be impacted by changes in oil and gas industry conditions. Changes in such estimates or the application of alternative assumptions could produce significantly different results.

Revenue recognition

The Company’s revenue, which is comprised of product sales, is generally subject to contractual arrangements, which specify price and general terms and conditions.  The Company recognizes product sales when title and the related risk of loss transfers to its customers.

Vendor rebates

Vendor rebates consist of volume discount incentives earned from the purchase of selected products during the year from specified vendors.  These discounts are based on contractual agreements with the vendors which outline price, volume and general terms and conditions.  The Company recognizes vendor rebates as a reduction to inventory and related cost of sales when earned.

Stock options

The Company operates a stock option plan that is described in Note 8(b).  As of January 1, 2003, the Company adopted prospectively, the fair value method of accounting for common share options granted.  Under this method, the Company recognizes a compensation expense based on the fair value of the options on the date of grant which is determined by using the Black-Scholes options pricing model.  The fair value of the options is recognized over the vesting period of the options granted as compensation expense and contributed surplus.  The contributed surplus balance is reduced as options are exercised and the amount initially recorded for the options in contributed surplus is credited to capital stock.

Other stock-based compensation

Restricted share units (“RSU”) and Deferred share units (“DSU”) are granted which entitle the participant, at the Company's option, to receive either a common share or cash equivalent in exchange for a vested unit.  The vesting period for RSU's is one third per year over the three year period from the grant date.  There are no additional performance based conditions associated with the vesting of the units.  DSU's vest on the date of grant.  Compensation expense related to the units granted is recognized over the vesting period based on the fair value of the units, calculated using a 10 day weighted average stock price, at the date of the grant and is recorded to contributed surplus.  The contributed surplus balance is reduced as the vested units are settled.

Foreign currency translation

Monetary assets and liabilities are translated into Canadian dollars at year-end exchange rates and gains or losses from translation are recognized in the Consolidated Statements of Operations.  Sales and expenses are translated at the exchange rate prevailing on the date the transaction occurs.

Financial instruments

The Company measures financial instruments at estimated fair value. Financial assets and liabilities are categorized as “loans and receivables”, consisting of accounts receivable, and “other financial liabilities” consisting of accounts payable and accrued liabilities, bank operating loan, long term debt and obligations under capital leases.

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

December 31, 2008, 2007 and 2006

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

Recent Canadian GAAP pronouncements

      (i)

CICA 3064 – Goodwill and intangible assets

This standard addresses the accounting treatment of internally developed intangibles and the recognition of such assets. The Company believes that the adoption of this standard will not have a material impact on its financial statements. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2009.

Recent US GAAP pronouncements

      (i)

FAS141(A) – Business combinations

This statement sets out to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company believes that this will have minimal effect on its financial statements, but will reassess if and when future business combinations occur.

      (ii)

FAS 160 – Non controlling interests in consolidated financial statements

The objective of this statement is to improve the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards. This statement will be applied prospectively as of the beginning of the fiscal year in which the statement is initially applied. This statement is effective for fiscal years, beginning on or after December 15, 2008. The Company believes that this will have minimal effect on its financial statements.

      (iii)

FAS 161 – Disclosures about derivative instruments and hedging activities

The objective of this statement is to revise disclosure requirements for derivative instruments and hedging activities. This statement is effective for fiscal years, beginning after November 15, 2008 and interim periods within those years. The Company believes that this statement will have minimal effect on financial statements, as it does not enter into hedging relationships.

2.

Business acquisitions

During 2008, post closing adjustments were concluded for both the purchase of Full Tilt Field Services Ltd (“Full Tilt”) and JEN Supply Ltd. (“JEN Supply”), resulting in a net cash inflow of $441,000.

On December 3, 2007, the Company acquired the outstanding shares of JEN Supply, an oilfield equipment distributor operating in east-central Alberta, for total consideration of $12.6 million of

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

which $12.0 million was paid in cash, subject to post closing adjustments.  The remaining  consideration of $0.5 million is repayable in five years and bears interest at the bank prime rate.  Additional consideration of up to $2.5 million is contingently payable over a two year period to the extent that revenues from existing JEN Supply customers exceed specified annual amounts.  There were no additional payments owing at December 31, 2008. Any future contingent payments will be accounted for as additional consideration as the amount become payable with a corresponding increase to goodwill.

On July 1, 2007, the Company purchased the outstanding shares of Full Tilt, for total consideration of $3.4 million, subject to post closing adjustments.

On January 31, 2007, the Company purchased the assets of an agent that operated two of the Company's branch locations, for total consideration of $2.2 million.

Using the purchase method of accounting for acquisitions, the Company consolidated the assets and liabilities from the acquisitions and included earnings as of the closing dates. The consideration paid for acquisitions closed in 2007 has been allocated as follows:

	2007
	Acquisition of JEN Supply	Acquisition of Full Tilt	Acquisition of Agent	Contingent consideration	Total 2007

Cash Consideration Paid	12,000	3,400	2,167	210	17,777
Transaction Costs	139	47	-	-	186
Total Cash Consideration	12,139	3,447	2,167	210	17,963
Long term debt issued	500	-	-	-	500
Total Consideration	12,639	3,447	2,167	210	18,463

Net assets acquired

Accounts Receivable	5,438	1,970	-	-	7,408
Inventory	2,596	371	-	-	2,967
Other Current Assets	46	14	-	-	60
Property, Equipment and Other	805	292	167	-	1,264
Goodwill	5,724	2,110	2,000	210	10,044
Accounts Payable	(1,970)	(1,310)	-	-	(3,280)
Future Tax Liability	-	-	-	-	-
	12,639	3,447	2,167	210	18,463

3.

Property and equipment

	2008			2007
As at December 31	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net

Land, buildings and leasehold improvements	9,958	4,280	5,678	6,234	3,690	2,544
Computer equipment and software	20,488	19,059	1,429	21,444	20,084	1,360
Equipment and machinery	5,733	4,987	746	6,050	4,868	1,182
Furniture and office equipment	3,173	1,937	1,236	2,273	1,580	693
Automotive equipment	689	250	439	693	74	619
	40,041	30,513	9,528	36,694	30,296	6,398

Included in computer equipment and software at December 31, 2008 are leased assets with a cost of $0.2 million (2007 – $1.1 million) and related amortization of $0.2 million (2007-$0.9 million).

4.

Capital management

The Company’s primary source of capital is its shareholders equity and cash flow from operating activities before net changes in non-cash working capital balances. The Company augments these capital sources with a $60 million, 364 day bank operating loan facility which is used to finance its net

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

working capital and general corporate requirements. The bank operating facility is arranged through a syndicate of three banks and matures in July 2009.

5.

Bank operating loan

The maximum amount available under this facility is subject to a borrowing base formula applied to accounts receivable and inventories, and a covenant restricting the Company’s average debt to 2.25 times trailing 12 months earnings before interest, amortization and taxes.  As at December 31, 2008, this ratio was 0.7 times (December 31, 2007 - 1.7 times) and the maximum available under this facility, was $60.0 million (2007 – $60.0 million). A decline in profitability could limit the amount the company may borrow under the facility. While management believes the facility will be adequate to fund its anticipated contractual commitments, there can be no assurance that additional credit will become available if required, that an appropriate amount of credit with comparable terms and conditions will become available when the facility matures.

The facility is collateralized by a general security agreement covering all present and after-acquired property of the Company including accounts receivable, inventories and property and equipment.

This facility contains certain other restrictive covenants.  As at December 31, 2008, the Company was in compliance with all covenants under its loan facility agreement.

6.

Long-term debt and obligations under capital leases

	2008	2007
Agent Acquisition (a)	-	599
Obligations under Capital Lease (b)	9	288
JEN Supply debt (c)	500	500
Total long-term obligation	509	1,387
Less current portion	(9)	(805)
Long-term debt and obligation under capital leases	500	582

a)

The loan was unsecured and bore no interest and was repaid in 2008.  The effective interest rate on the loan was 5.65% due to the discount applied on the initial recording of the loan.

b)

Capital leases bear interest at various rates of up to 8% (2007 – 8%) and are collateralized by the underlying assets.

c)

 The JEN Supply debt was issued as part of the acquisition consideration (see note 2).  The deferred consideration is unsecured and bears interest based on the floating Canadian bank prime rate and is repayable in 2012.

7.

Commitments and Contingencies

a)

The following table outlines the Company’s contractual obligations for debt, lease and related obligations, having initial terms in excess of one year. Obligations due over the next five years and thereafter are as follows:

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

Period Due	Bank operating loan*(note 5)	Long term debt and capital lease obligations*(note 6)	Operating lease commitments (b)	U.S.$ forward purchase contracts	Total
(000's)
2009	34,948	-	7,338	2,000	44,286
2010	-	-	7,176	-	7,176
2011	-	-	6,234	-	6,234
2012	-	500	5,681	-	6,181
2013	-	-	5,178		5,178
thereafter	-	-	29,872	-	29,872
	34,948	500	61,479	2,000	98,927

b)

The Company leases certain office, warehouse and store facilities and automobiles under long-term operating leases. Future operating lease commitments include commitments aggregating $6.6 million over a 10 year period commencing in 2009 related to the lease of a branch location from an employee.  Rental terms under the lease commitment are at market rates.

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

Option activity for each of the years ended December 31 was as follows:

	2008			2007		2006
	Number of Options (000's)		Weighted average exercise price per share	Number of Options (000's)	Weighted average exercise price per share	Number of Options (000's)	Weighted average exercise price per share

Outstanding beginning of year	1,262		5.78	804	3.59	1,295	3.65
Granted	75		6.26	646	7.90	-	0.00
Exercised	(13)		3.85	(177)	3.24	(443)	3.75
Forfeited	(30)		7.28	(12)	10.18	(48)	3.78
Outstanding end of year	1,294		5.80	1,262	5.78	804	3.59
Exercisable end of year	822	0	4.88	590	4.11	596	3.24

A summary of stock options outstanding at December 31, 2008 is set out below:

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

Outstanding stock options (000's)						Exercisable stock options
Range of Exercise price			Number	Weighted average remaining contractual life	Weighted average exercise price	Number	Weighted average exercise price
$2.70	to	$3.50	356	1.5 years	3.02	356	3.02
$4.60	to	$6.50	735	5.0 years	5.82	371	5.20
$10.30	to	$10.90	203	8.4 years	10.58	95	10.67
			1,294	4.5 years	5.80	822	4.88

The non cash stock option compensation expense recorded in 2008 was $843,000 (2007 – $528,000; 2006 – $529,000).  The fair value of common share options granted during year ended December 31, 2008 was $274,000 (December 31, 2007 - $2,242,000) and was estimated as at the grant date using the Black-Scholes option-pricing model, using the following assumptions:  Options vest one third or one fourth per year from the date of grant.

	2008	2007	2006
Dividend yield	Nil	Nil	Nil
Risk-free interest rate	3.88%	3.93%	4.08%
Expected life	5 years	5 years	5 years
Expected volatility	50%	50%	56%

c)

For stock options issued prior to January 1, 2003 the Company applied the intrinsic method of accounting for common share options. Accordingly, no compensation expense has been recognized in the Statements of Operations.  Had the Company adopted the fair value based method of accounting, the amount expensed in each period would be the fair value of the options, calculated using the Black-Scholes options-pricing model and net of options forfeited in the period, amortized over the expected life of the options.  The proforma net income and proforma net income per share attributable to common shareholders of the Company would be as follows:

	2008	2007	2006
Net and comprehensive income
As reported	21,747	13,567	22,939
Compensation expense related to stock options issued prior to 2003	-	-	196
Proforma	21,747	13,567	22,743

Net income per share
Basic
As reported	1.19	0.74	1.27
Proforma	1.19	0.74	1.26
Diluted
As reported	1.17	0.72	1.22
Proforma	1.17	0.72	1.21

d)

Effective May 2, 2006, the Company adopted the Restricted Share Unit ("RSU") and Deferred Share Unit ("DSU") plans approved by shareholders on that date (collectively the “RSU Plans”).  Under the RSU plans, RSU's and DSU's are granted which entitle the participant, at the Company's option, to receive either a common share or cash equivalent in exchange for a vested unit.  RSU’s are granted to the Company’s officers and employees and vest one third per year over the three year period from the date of grant.  DSU's, are granted to the independent members of the Company’s Board of Directors (“Board”), vest on the date of grant, and can only be redeemed when the Director resigns from the Board.  Compensation expense related to the units granted is recognized over the vesting period based on the fair value of the units at the date of the grant and is recorded to contributed surplus.  The contributed surplus balance is reduced as the vested units are settled.  For 2008, the fair value of the RSU and DSU units granted was

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

$279,000 (2007 - $802,000; 2006 - $2,394,000) and $521,000 of compensation expense was recorded (2007 - $1,396,000; 2006 - $1,703,000).

RSU Plan activity for the year ended December 31, 2008 and 2007 was as follows:

	2008		2007		2006
	Number of Units		Number of Units		Number of Units
	RSU	DSU	RSU	DSU	RSU	DSU
Outstanding at January 1	17,800	3,700	120	12	-	-
Granted	1	33	78	25	120	12
Excercised	(11)	-	(10)	-	-	-
Forfeited	(7)	-	(10)	-	-	-
Outstanding at December 31	161	70	178	37	120	12

The Company has established an independent trust to purchase common shares of the Company on the open-market to satisfy performance share unit obligations.  The trust is considered to be a variable interest entity and is consolidated in the Company’s financial statements with the cost of the shares held in trust reported as a reduction to capital stock.  During 2008, 300,095 common shares were purchased by the trust (2007 – 40,200 common shares; 2006 - Nil) at an average cost of $6.86 per share (2007 - $8.08 per share).  As at December 31, 2008, the trust held 343,892 shares (2007 – 54,551).

e)

Reconciliation of Weighted Average Number of Diluted Common Shares Outstanding (000’s)

	2008	2007	2006

Weighted average common shares outstanding - basic	18,255	18,337	18,099
Effect of Stock options and RSU Plans	306	470	625
Weighted average common shares outstanding - diluted	18,561	18,807	18,724

f)

On January 6, 2009, the Company announced a normal course issuer bid to purchase for cancellation, up to 900,000 common shares representing approximately 5% of its outstanding common shares.

9.

Net Change in Non-cash Working Capital Balances Related to Operations

For the years ended December 31	2008	2007	2006
Accounts receivable	(10,997)	5,633	8,978
Inventories	(33,138)	12,974	(18,019)
Other current assets	(6,619)	79	33
Accounts payable and accrued liabilites	38,128	(25,214)	1,815
Income taxes payable	4,253	(1,667)	(7,021)
	(8,373)	(8,195)	(14,214)

10.

Income Taxes

a)

Reconciliation of the income tax provision.

The difference between the income tax provision recorded and the provision obtained by applying the combined federal and provincial statutory rates is as follows:

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

For the Years Ended December 31	2008	%	2007	%	2006	%

Income before income taxes	32,442		20,865		34,597
Income taxes calculated at statutory rates	9,700	29.9	6,807	32.6	11,459	33.1
Non-deductible items	899	2.8	434	2.1	410	1.2
Effect of reduction in tax rates on future tax asset (liability)	158	0.5	82	0.4	120	0.3
Adjustments of filing prior year returns	(97)	(0.3)	(67)	(0.3)	(343)	(1.0)
Capital and large corporations taxes	56	0.2	44	0.2	59	0.2
Other	(21)	(0.1)	(2)	0.0	(47)	(0.1)
	10,695	33.0	7,298	35.0	11,658	33.7

As at December 31, 2007, included in other current assets are income taxes receivable of $848,000.

b)

Significant components of future income tax assets and liabilities are as follows:

As at December 31	2008	2007
Assets
Property and equipment	855	874
Restricted Stock Unit expense	289	648
Other	395	241
	1,539	1,763
Liabilities
Goodwill and other	353	360
Net future income tax asset	1,186	1,403

The Company believes it is more likely than not that all future income tax assets will be realized.

11.

Related Parties

Smith International Inc. ("Smith") owns approximately 54% of the Company's outstanding shares. The Company is the exclusive distributor in Canada of down hole pump production equipment manufactured by Wilson Supply, a division of Smith. Purchase of such equipment conducted in the normal course on commercial terms were as follows:

(in thousands of Canadian dollars)
For the years ended December 31	2008	2007	2006
Cost of sales	10,680	9,253	8,943

Inventory	4,549	4,295	3,767

Accounts payable and accrued liabilities	759	313	1,076

12.

Financial Instruments

a)

Fair values

The Company’s financial instruments recognized on the consolidated balance sheet consist of accounts receivable, accounts payable and accrued liabilities, bank operating loan, long term debt and obligations under capital leases. The fair values of these financial instruments, excluding the bank operating loan, long term debt and obligations under capital leases, approximate their carrying amounts due to their short- term maturity. At December 31, 2008, the fair value of the bank operating loan, long term debt and obligations under capital leases approximated their carrying values due to their floating interest rate nature and short term maturity

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

b)

Credit risk

A substantial portion of the Company’s accounts receivable balance is with customers within the oil and gas industry and is subject to normal industry credit risks. The Company follows a program of credit evaluations of customers and limits the amount of credit extended when deemed necessary. The aging of the trade receivable is a follows:

	December 31, 2008	December 31, 2007
Current	42,279	43,723
Less than 60 days overdue	44,760	29,065
Greater than 60 days overdue	8,892	6,268
Trade accounts receivable	95,931	79,056
Other accounts receivable	7,358	11,703
Less allowance for credit losses	(2,776)	(1,454)
Total accounts receivable	100,513	89,305

The Company maintains provisions for possible credit losses that are charged to selling, general and administrative expenses by performing an analysis of specific accounts. Movement of the allowance for credit losses is as follows:

	December 31, 2008	December 31, 2007
Opening balance	1,454	682
Write offs	(984)	-
Increase (decrease) during period	2,306	772
Closing balance	2,776	1,454

c)

Market Risk

The company is exposed to market risk from changes in the Canadian prime interest rate which can impact its borrowing costs. The Company purchases certain products in US dollars and sells such products to its customers typically priced in Canadian dollars. As a result, fluctuations in the value of the Canadian dollar relative to the US dollar can result in foreign exchange gains and losses.

d)

Risk management

From time to time the Company enters into foreign exchange forward contracts to manage its foreign exchange market risk by fixing the value of its liabilities and future commitments. The Company’s foreign exchange risk arises principally from the settlement of United Stats dollar dominated net working capital balances as a result of product purchases denominated in United States dollars. As at December 31, 2008 the Company had contracted to purchase US$2 Million at fixed exchange rates with terms not exceeding six months. The fair market values of the contract is nominal

13.

Economic Dependency

In respect of the Company’s sales, 10% (2007 – 11%; 2006 – 11%) is derived from sales to one customer.

In respect of the Company’s purchases, 27% (2007 – 28%; 2006 – 30%) are derived from product purchased from two suppliers.

14.

Defined Contribution Pension Plan

The Company contributes amounts based on employee salaries to a maximum of 6% (6% in 2007; 6% in 2006) and the amount deductible under the Income Tax Act, to employees registered retirement savings plans.  Contributions in respect of this plan incurred and paid during the year were $683,000 (2007 – $737,000; 2006 – $673,000).

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

15.

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

16.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles (GAAP)

These consolidated financial statements have been prepared in accordance with Canadian GAAP.  The Company’s accounting policies are consistent with U.S. GAAP with the following exceptions:

a)

Statement of Operations

For the years ended December 31	2008	2007	2006
Net income for the year under Canadian GAAP	21,747	13,567	22,939
Share based compensation expense (b)(iii)	-	-	(196)
Net income for the year under U.S. GAAP	21,747	13,567	22,743

Net income per share under US GAAP
Basic	1.19	0.74	1.26
Diluted	1.17	0.72	1.21

b)

Statements of Changes in Shareholders’ Equity

As at December 31	2008	2007	2006
Shareholders equity under Canadian GAAP	139,323	118,220	102,475
Restructuring provision adjustment (i)	(324)	(324)	(324)
Benefit of deferred tax assets applied to goodwill (ii)	(1,058)	(1,058)	(1,058)
Share based compensation expense (iii)	-	-	-
Shareholders equity under U.S. GAAP	137,941	116,838	101,093

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

iii)

Under Canadian GAAP, it is permissible to use the intrinsic method to account for stock options issued prior to January 1, 2003.  As a result, no compensation expense was recorded in the statement of operations for stock options issued prior to January 1, 2003.  Commencing in 2006 U.S. GAAP compensation expense must be recognized in the current year earnings for all stock options issued and the restatement of prior year earnings is not required.  The fair value of the stock options issued prior to January 1, 2003 was calculated using the Black-Scholes options-pricing model.  As at December 31, 2008, all stock options issued prior to January 1, 2003 were fully vested and recognized under the modified prospective application of U.S. GAAP.

c)

Balance Sheets

The following table indicates the restated amounts for the items in the Balance Sheets of the Company that would be affected had the consolidated financial statements been prepared in accordance with U.S. GAAP.

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

As at December 31	2008	2007

Goodwill (b)(i) and (b)(ii)	19,188	19,141
Contributed surplus (b)(iii)	19,031	17,867
Retained earnings (b)(i), (b)(ii) and (b)(iii)	96,412	74,665

The following table indicates additional disclosure required had the consolidated financial statements been prepared in accordance with U.S. GAAP.

As at December 31	2008	2007

Trade payables	27,522	9,571
Accrued liabilities	49,505	33,832
Accrued compensation expense	6,222	1,404
Total accounts payable and accrued liabilities	83,249	44,807

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

1.3

Audit Committee Terms of Reference.

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

Name:  Mark Schweitzer

Title:

Chief Financial Officer

Date:

January 29, 2009

CORPORATE ACCESS NUMBER: 2013706086

Alberta

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMALGAMATION

CE FRANKLIN LTD.
IS THE RESULT OF AN AMALGAMATION FILED ON 2008/01/02.

BUSINESS CORPORATIONS ACT
(SECTION 185)

FORM 9

Alberta

MUNICIPAL AFFAIRS
Registries

Articles of Amalgamation

1. NAME OF CORPORATION:	2. CORPORATE ACCESS NUMBER:
CE FRANKLIN LTD.	

3. THE CLASSES, AND ANY MAXIMUM NUMBER OF SHARES THAT THE CORPORATION IS AUTHORIZED TO ISSUE:

The attached Schedule is incorporated into and forms part of the Articles of the Corporation.

Filed with Alberta Registries by Macleod Dixon LLP

JAN 02 2008

Initials ____

4. RESTRICTIONS ON SHARE TRANSFERS (IF ANY):

None.

5. NUMBER, OR MINIMUM AND MAXIMUM NUMBER, OF DIRECTORS THAT THE CORPORATION MAY HAVE:

Minimum 1 - Maximum 15

RESTRICTIONS IF ANY ON BUSINESS THE CORPORATION MAY CARRY ON:

None.

7. OTHER PROVISIONS IF ANY:

The attached Schedule is incorporated into and forms part of the Articles of the Corporation.

8. NAME OF AMALGAMATING CORPORATIONS.	CORPORATE ACCESS NO.
CE FRANKLIN LTD.	2013401365
FULL TILT FIELD SERVICES LTD.	2013587775
JEN SUPPLY INC.	204780092

9. DATE	SIGNATURE	TITLE
December 31st, 2007		

FOR DEPARTMENTAL USE ONLY	FILED

THIS SCHEDULE IS INCORPORATED INTO AND FORMS PART OF THE ARTICLES OF AMALGAMATION FOR CE FRANKLIN LTD. (the "Corporation")

Filed with Alberta Registries
by Macleod Dixon LLP
JAN 0 2 2008
Initials

The classes of shares, and the attributes thereof, which the Corporation is authorized to issue are:

(a) an unlimited number of Common Shares (the "Common Shares") with rights, privileges, restrictions and conditions hereinafter set forth; and

(b) an unlimited number of Preferred Shares (the "Preferred Shares") issuable in one or more series, in accordance with and subject to the rights, privileges, restrictions and conditions hereinafter set forth.

1. Common Shares

The Common Shares, shall as a class carry and be subject to the following rights, privileges, restrictions and conditions:

(a) the holders of Common Shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation (except meetings of the holders of a specified class of shares meeting as a class or the holders of one or more series of any class of shares meeting as a series) and shall be entitled to one vote in respect of each Common Share held;

(b) the holders of Common Shares shall have the right, subject to any prior rights, privileges, restrictions and conditions attaching to each series of Preferred Shares or any other shares of the Corporation ranking senior to the Common Shares with respect to payment of dividends, to receive any dividends declared and payable by the Corporation on the Common Shares; and

(c) the holders of Common Shares shall have the right, subject to any prior rights, privileges, restrictions and conditions attaching to any series of Preferred Shares, or any other shares of the Corporation ranking senior to the Common Shares with respect to the distribution of assets or return of capital of the Corporation, to receive the remaining property of the Corporation upon dissolution, liquidation, or other winding-up of the Corporation or upon any other return of capital or distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs.

2. Preferred Shares

The Preferred Shares shall, as a class, carry and be subject to the following rights, privileges, restrictions and conditions:

(a) the Preferred Shares may from time to time be issued in one or more Series, each series to consist of such number of shares as may before the issuance thereof be fixed by resolution of the board of directors of the Corporation;

(b) the board of directors of the Corporation may, from time to time before issuance of any series, fix the designation, rights, privileges, restrictions and conditions attaching to each Series of Preferred Shares including, without limiting the generality of the foregoing, the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the redemption, purchase and/or conversion prices, the terms and conditions of redemption, purchase and/or conversion, any sinking fund rights, voting rights or other provisions or limitations, the whole subject to the provisions of this paragraph (2);

OLANEYJ\965657.v1

(c) the Preferred Shares of each Series shall, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or of any other return of capital or distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, rank on a parity with the Preferred Shares of every other Series;

(d) the Preferred Shares shall be entitled to preference over the Common Shares and any other shares of the Corporation ranking junior to the Preferred Shares with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or of any other return of capital or distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs to the extent fixed in the case of each respective Series; and

(e) unless the board of directors otherwise determines in the Articles of Amendment designating a Series, the holder of each share of a Series of Preferred Shares shall not be entitled to vote at a meeting of shareholders.

OLANEYJ\965657.v1

THIS SCHEDULE IS INCORPORATED INTO AND
FORMS PART OF THE ARTICLES OF AMALGAMATION FOR
CE FRANKLIN LTD. (the "Corporation")

Other Provisions

The directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual general meeting, but the number of additional directors shall not, at any time, exceed 1/3 of the number of directors who held office at the expiration of the last annual general meeting of the Corporation.

The Corporation may in addition to holding meetings of shareholders in Alberta, hold meetings of shareholders in any of the following cities outside Alberta: Toronto, New York, Chicago or San Francisco.

Filed with Alberta Registries
by Macleod Dixon LLP

JAN 0 2 2008

Initials

OLANEYJ\965661.v1

BYLAW NO. 1

A By-Law relating generally to the transaction of

the business and affairs of CE FRANKLIN LTD.

CONTENTS

SECTION

SUBJECT

One

Interpretation

Two

Business of the Corporation

Three

Directors

Four

Committees

Five

Protection of Directors and

Officers

Six

Shares

Seven

Dividends

Eight

Meetings of Shareholders

Nine

Notices

Ten

Effective Date

IT IS HEREBY ENACTED as By-law No. 1 of CE FRANKLIN LTD. (hereinafter called the "Corporation") as follows:

SECTION ONE

INTERPRETATION

1.01

Definitions

In the by-laws of the Corporation, unless the context otherwise requires:

"Act" means the Business Corporations Act of Alberta, and any statute that may be substituted therefor, including the regulations thereunder, as from time to time amended;

"appoint" includes "elect" and vice versa;

"articles" means the articles of the Corporation, as defined in the Act, and includes any amendments thereto;

"board" means the board of directors of the Corporation;

"by-laws" means this by-law and all other by-laws of the Corporation from time to time in force and effect;

"meeting of shareholders" means any meeting of shareholders, including any meeting of one or more classes or series of shareholders;

"recorded address" means, in the case of a shareholder, the address of such shareholder as recorded in the securities register; in the case of joint shareholders, the address appearing in the securities register in respect of such joint holding or the first address so appearing if there are more than one; and, in the case of a director, officer, auditor or member of a committee of the board, the latest address of such person as recorded in the records of the Corporation; and

"signing officer" means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by Section 2.03 or by a resolution passed pursuant thereto.

Save as aforesaid, words and expressions defined in the Act have the same meanings when used herein; and words importing the singular number include the plural and vice versa; words importing gender include the masculine, feminine and neuter genders; and words importing persons include individuals, bodies corporate, partnerships, trusts, unincorporated organizations and personal representatives.

1.02

Conflict with the Act, the Articles or any Unanimous Shareholder Agreement

To the extent of any conflict between the provisions of the by-laws and the provisions of the Act, the articles or any unanimous shareholder agreement relating to the Corporation, the provisions of the Act, the articles or the unanimous shareholder agreement shall govern.

1.03

Headings and Sections

The headings used throughout the by-laws are inserted for convenience of reference only and are not to be used as an aid in the interpretation of the by-laws.  "Section" followed by a number means or refers to the specified section of this by-law.

1.04

Invalidity of any Provision of By-laws

The invalidity or unenforceability of any provision of the by-laws shall not affect the validity or enforceability of the remaining provisions of the by-laws.

SECTION TWO
BUSINESS OF THE CORPORATION

2.01

Corporate Seal

The corporate seal of the Corporation, if any, shall be in such form as the board may from time to time by resolution approve.

2.02

Financial Year

The financial year of the Corporation shall end on such date in each year as the board may from time to time by resolution determine.

2.03

Execution of Instruments

Deeds, transfers, assignments, contracts, mortgages, charges, obligations, certificates and other instruments of any nature whatsoever (collectively "instruments") shall be signed on behalf of the Corporation by two persons, one of whom holds the office of chair of the board, president, vice president or director and the other of whom holds one of the said offices or the office of secretary, treasurer, assistant secretary or assistant treasurer or any other office created by resolution of the board.  In addition, the board is authorized from time to time by resolution to appoint any person or persons on behalf of the Corporation either to sign instruments in writing generally or to sign specific instruments.  Any signing officer may affix the corporate seal to any instrument requiring the same.

2.04

Execution in Counterpart, By Facsimile, and by Electronic Signature

(a)

Subject to the Act, any instrument or document required or permitted to be executed by one or more persons on behalf of the Corporation may be signed by electronic means or by facsimile; and

(b)

Any instrument or document required or permitted to be executed by one or more persons may be executed in separate counterparts, each of which when duly executed by one or more of such persons shall be an original and all such counterparts together shall constitute one and the same such instrument or document.

2.05

Banking Arrangements

The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be authorized by the board.  Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the board may from time to time prescribe or authorize.

2.06

Voting Rights in Other Bodies Corporate

The signing officers may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation.  Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the persons executing such proxies or arranging for the issuance of voting certificates or such other evidence of the right to exercise such voting rights.  In addition, the board or, failing the board, the signing officers may from time to time direct the manner in which and the person or persons by whom any particular voting rights or class of voting rights may or shall be exercised.

2.07

Divisions

The board may from time to time cause the business and operations of the Corporation or any part thereof to be divided into one or more divisions upon such basis, including without limitation, types of business or operations, geographical territories, product lines or goods or services, as the board may consider appropriate in each case.  From time to time the board may authorize upon such basis as may be considered appropriate in each case:

 (a)

the designation of any such division by, and the carrying on of the business and operations of any such division under, a name other than the name of the Corporation; provided that the Corporation shall set out its name in legible characters in all contracts, invoices, negotiable instruments and orders for goods or services issued or made by or on behalf of the Corporation; and

(b)

the appointment of officers for any such division and the determination of their powers and duties, provided that any such officers shall not, as such, be officers of the Corporation.

SECTION THREE
DIRECTORS

3.01

Number of Directors

The board shall consist of the number of directors provided in the articles, or, if a minimum number and a maximum number of directors is so provided, the number of directors of the Corporation shall be determined from time to time by ordinary resolution of the shareholders, or in the absence of such resolution, by resolution of the directors.

3.02

Calling and Notice of Meetings

Meetings of the board shall be called and held at such time and at such place as the board, the chair of the board, the president or any two directors may determine, and the secretary or any other officer shall give notice of meetings when directed or authorized by such persons.  Notice of each meeting of the board shall be given in the manner provided in Section Nine to each director not less than forty-eight hours before the time when the meeting is to be held unless waived in accordance with the Act.  A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting, except where required by the Act.  Notwithstanding the foregoing, the board may from time to time fix a day or days in any month or months for regular meetings of the board at a place and hour to be named, in which case no other notice shall be required for any such regular meeting except where the Act requires specification of the purpose or the business to be transacted thereat.  Provided that a quorum of directors is present, each newly elected board may, without notice, hold its first meeting following the meeting of shareholders at which such board was elected.

3.03

Place of Meetings

Meetings of the board may be held at any place in or outside Alberta.

3.04

Meetings by Telephonic, Electronic or Other Communication Facility

A director may participate in a meeting of the board or of a committee of the board by electronic means, telephone or other communication facilities that permit all persons participating in the meeting to hear each other.  A director participating in such a meeting in such manner shall be considered present at the meeting and at the place of the meeting.

3.05

Quorum

Subject to the requirements under the Act requiring resident Canadians to be present at any meeting of the board, the quorum for the transaction of business at any meeting of the board shall consist of two directors or such greater number of directors as the board may from time to time determine, provided that, if the board consists of only one director, the quorum for the transaction of business at any meeting of the board shall consist of one director.

3.06

Chair

The chair of any meeting of the board shall be the director present at the meeting who is the first mentioned of the following officers as have been appointed: chair of the board, president or a vice-president (in order of seniority).  If no such officer is present, the directors present shall choose one of their number to be chair. If the secretary of the Corporation is absent, the chair of the meeting shall appoint some person, who need not be a director, to act as secretary of the meeting.

3.07

Action by the Board

At all meetings of the board every question shall be decided by a majority of the votes cast on the question.  A director participating in a meeting by electronic means, telephone or other communication facilities may vote by means of such facility. In case of an equality of votes the chair of the meeting shall not be entitled to a second or casting vote. The powers of the board may also be exercised by resolution in writing signed by all the directors who would be entitled to vote on that resolution at a meeting of the board.

3.08

Adjourned Meeting

Any meeting of directors may be adjourned from time to time by the chair of the meeting, with the consent of the meeting, to a fixed time and place.  The adjourned meeting shall be duly constituted if a quorum is present and if it is held in accordance with the terms of the adjournment.  If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment.

3.09

Remuneration and Expenses

The directors shall be paid such  remuneration for their services as the board may from time to time determine.  The directors shall also be entitled to be reimbursed for reasonable travelling and other expenses properly incurred by them in attending meetings of the board or any committee thereof.  Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

3.10

Officers

The board from time to time may appoint one or more officers of the Corporation and, without prejudice to rights under any employment contract, may remove any officer of the Corporation.  The powers and duties of each officer of the Corporation shall be those determined from time to time by the board and, in the absence of such determination, shall be those usually incidental to the office held.

3.11

Agents and Attorneys

The board shall have the power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers of management or otherwise (including the power to sub-delegate) as may be thought fit.

SECTION FOUR
COMMITTEES

4.01

Committees of the Board

Subject to the Act, the board may appoint one or more committees of the board, however designated, and delegate to any such committee any of the powers of the board.

4.02

Transaction of Business

The powers of any committee of directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all the members of such committee who would have been entitled to vote on that resolution at a meeting of the committee.  Meetings of any committee may be held at any place in or outside Alberta.

4.03

Procedure

Unless otherwise determined by the board, a quorum for meetings of any committee shall be a majority of its members, each committee shall have the power to appoint its chair and the rules for calling, holding, conducting and adjourning meetings of the committee which, unless otherwise determined, shall be the same as those governing the board.  Each member of a committee shall serve during the pleasure of the board of directors and, in any event, only so long as such person shall be a director.  The directors may fill vacancies in a committee by appointment from among their members.  Provided that a quorum is maintained, the committee may continue to exercise its powers notwithstanding any vacancy among its members.

SECTION FIVE
PROTECTION OF DIRECTORS AND OFFICERS

5.01

Limitation of Liability

No director or officer for the time being of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee, or for joining in any receipt or act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed or invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation including any person, firm or corporation with whom or with which any moneys, securities or effects shall be lodged or deposited, or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets of or belonging to the Corporation or for any other loss, damage or misfortune whatsoever which may happen in the execution of the duties of his or her respective office or trust or in relation thereto unless the same shall happen by or through his or her failure to exercise the powers and to discharge the duties of his or her office honestly, in good faith and with a view to the best interests of the Corporation and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

5.02

Indemnity

The Corporation shall, to the maximum extent permitted under the Act or otherwise by law, indemnify a director or officer of the Corporation, a former director or officer of the Corporation, and a person who acts or acted at the Corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity, and their heirs and legal representatives, against all costs, charges and expenses, including any amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other action or proceeding to which he or she is made a party to or involved by reason of that association with the Corporation or such other entity.

5.03

Advance Of Costs

The Corporation shall, to the maximum extent permitted under the Act or otherwise by law, advance moneys to an individual referred to in Section 5.02 to defray the costs, charges and expenses of a proceeding referred to in Section 5.02 provided such individual shall repay the moneys advanced if the individual does not fulfil the conditions set forth in the Act.

5.04

Court Approval

The Corporation shall use reasonable commercial efforts to obtain any court or other approvals necessary for any indemnification pursuant to Sections 5.02.

5.05

Indemnities Not Exclusive

The rights of any person to indemnification granted by the Act or this by-law are not exclusive of any other rights to which any person seeking indemnification may be entitled under any agreement, vote of shareholders or directors, at law or otherwise, and shall continue as to a person who has ceased to be a director, officer, employee or agent and will enure to the benefit of the heirs and legal representatives of that person.

5.06

Insurance

The Corporation may purchase, maintain or participate in insurance for the benefit of the persons referred to in Section 5.02 as the board may from time to time determine.

SECTION SIX
SHARES

6.01

Non-Recognition of Trusts

Subject to the Act, the Corporation may treat as the absolute owner of any share the person in whose name the share is registered in the securities register as if that person had full legal capacity and authority to exercise all rights of ownership, irrespective of any indication to the contrary through knowledge or notice or description in the Corporation's records or on the share certificate.

6.02

Joint Shareholders

If two or more persons are registered as joint holders of any share:

(a)

the Corporation shall record only one address on its books for such joint holders;

(b)

the address of such joint holders for all purposes with respect to the Corporation shall be their recorded address; and

(c)

any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

SECTION SEVEN
DIVIDENDS

7.01

Dividend Cheques

A dividend payable in cash shall be paid by cheque of the Corporation or of any dividend paying agent appointed by the board, to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at the shareholder's recorded address, unless such holder otherwise directs and the Corporation agrees to follow such direction.  In the case of joint holders the cheque shall, unless such joint holders otherwise direct and the Corporation agrees to follow such direction, be made payable to the order of all of such joint holders and mailed to them at their recorded address.  The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.  Alternatively, dividends payable in money may be paid to shareholders by such form of electronic funds transfer as the board considers appropriate.

7.02

Non-receipt of Cheques

In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.  No dividend shall bear interest against the Corporation.

7.03

Unclaimed Dividends

Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

SECTION EIGHT
MEETINGS OF SHAREHOLDERS

8.01

Place of Meetings

Meetings of the shareholders shall be held at such place within Alberta as the board shall determine.  Subject to the Act, meetings may be held outside of Alberta.

8.02

Participation in Meeting By Electronic Means

Any person entitled to attend a meeting of shareholders may participate in the meeting, in accordance with the Act, by electronic means, telephone or other communication facility that permits all participants to hear each other or otherwise communicate with each other during the meeting, if the Corporation makes available such a communication facility.  A person participating in a meeting by such means shall be deemed to be present at the meeting.

8.03

Electronic Meetings

If the directors or the shareholders of the Corporation call a meeting of shareholders, those directors or shareholders, as the case may be, may determine that the meeting shall be held, in accordance with the Act,  entirely by electronic means, telephone or other communication facility that permits all participants to communicate adequately with each other during the meeting.

8.04

Chair, Secretary and Scrutineers

The chair of any meeting of shareholders, who need not be a shareholder of the Corporation, shall be the first mentioned of the following officers as has been appointed and is present at the meeting: chair of the board, president or a vice-president (in order of seniority).  If no such officer is present and willing to act as chair within fifteen minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chair.  The chair shall conduct the proceedings at the meeting in all respects and his or her decision in any matter or thing, including, but without in any way limiting the generality of the foregoing, any question regarding the validity or invalidity of any instruments of proxy and any question as to the admission or rejection of a vote, shall be conclusive and binding upon the shareholders.  The secretary of any meeting of shareholders shall be the secretary of the Corporation, provided that, if the Corporation does not have a secretary or if the secretary of the Corporation is absent, the chair shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. The board may from time to time appoint in advance of any meeting of shareholders one or more persons to act as scrutineers at such meeting and, in the absence of such appointment, the chair may appoint one or more persons to act as scrutineers at any meeting of shareholders. Scrutineers so appointed may, but need not be, shareholders, directors, officers or employees of the Corporation.

8.05

Persons Entitled to be Present

The only persons entitled to be present at a meeting of shareholders shall be; (a) those entitled to vote at such meeting; (b) the directors and auditors of the Corporation; (c) others who, although not entitled to vote, are entitled or required under any provision of the Act, the articles or the by-laws to be present at the meeting;  (d) legal counsel to the Corporation when invited by the Corporation to attend the meeting; and (e) any other person on the invitation of the chair or with the consent of the meeting.

8.06

Quorum

A quorum for the transaction of business at any meeting of shareholders shall be at least two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxy or representative for an absent shareholder so entitled, and representing in the aggregate not less than ten percent (10%) of the outstanding shares of the Corporation carrying voting rights at the meeting, provided that, if there should be only one shareholder of the Corporation entitled to vote at any meeting of shareholders, the quorum for the transaction of business at the meeting of shareholders shall consist of the one shareholder.

8.07

Representatives

The authority of an individual to represent a body corporate or association at a meeting of  shareholders of the  Corporation shall be established by depositing with the Corporation a certified copy of the resolution of the directors or governing body of the body corporate or association, as the case may be, granting such authority, or in such other manner as may be satisfactory to the chair of the meeting.

8.08

Action by Shareholders

The shareholders shall act by ordinary resolution unless otherwise required by the Act, articles, by-laws or any unanimous shareholder agreement.  In case of an equality of votes either upon a show of hands or upon a poll, the chair of the meeting shall not be entitled to a second or casting vote.

8.09

Show of Hands

Upon a show of hands, every person who is present and entitled to vote shall have one vote.  Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is required or demanded, a declaration by the chair of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.

8.10

Ballots

A ballot required or demanded shall be taken in such manner as the chair shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares which he or she is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

8.11

Electronic Voting

Notwithstanding Section 8.09, any vote referred to in Section 8.08 may be held, in accordance with the Act, partially or entirely by electronic means, telephone or other communication facility, if the Corporation has made available such a facility.

Any person participating in a meeting of shareholders under Section 8.02 or 8.03 and entitled to vote at the meeting may vote, in accordance with the Act by electronic means, telephone or other communication facility that the Corporation has made available such purpose.

8.12

Resolution in Lieu of Meeting

A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of shareholders.  A resolution in writing may be signed in one or more counterparts.

SECTION NINE
NOTICES

9.01

Method of Giving Notices

Any notice (which term includes any communication or contract document or instrument in writing, or electronic document) to be given (which term includes sent, delivered or served)  pursuant to the Act, the articles or the by-laws or otherwise to a shareholder, director, officer, or auditor or member of a committee of the board shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to the person's record address or if mailed to such person at such record address by prepaid mail or if sent to such person by electronic means as permitted by, and in accordance with, the Act.  The secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the board in accordance with any information believed by the secretary to be reliable.  The foregoing shall not be construed so as to limit the manner or effect of giving notice by any other means of communication otherwise permitted by law.

9.02

Notice to Joint Holders

If two or more persons are registered as joint holders of any share, any notice may be addressed to all of such joint holders but notice addressed to one of such persons shall be sufficient notice to all of them.

9.03

Computation of Time

In computing the date when notice must be given under any provision requiring a specified number of days' notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

9.04

Omissions and Errors

The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

9.05

Persons Entitled by Death or Operation of Law

Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom such person derives title to such share prior to such person's name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which such person became so entitled) and prior to such person furnishing to the Corporation the proof of authority or evidence of such person's entitlement prescribed by the Act.

SECTION TEN
EFFECTIVE DATE

10.01

Effective Date

This by-law shall come into force when made by the board in accordance with the Act.

10.02

Repeal

All previous by-laws of the Corporation which are inconsistent herewith are repealed as of the coming into force of this by-law.  Such repeal shall not affect the previous operation of any by-law so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under, or the validity of any contract or agreement made pursuant to, or the validity of any articles or predecessor charter documents of the Corporation obtained pursuant to, any such by-law prior to its repeal.  All officers and persons acting under any by-law so repealed shall continue to act as if appointed under the provisions of this by-law and all resolutions of the shareholders or the board or a committee of the board with continuing effect passed under any repealed by-law shall continue good and valid except to the extent inconsistent with this by-law and until amended or repealed.

CE FRANKLIN LTD. (the "Corporation")

BOARD OF DIRECTORS (the "Board")

AUDIT COMMITTEE (the "Committee")

TERMS OF REFERENCE

A.

OBJECTIVES

The primary objective of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to (a) the financial statements and other financial information provided by the Corporation to its shareholders, the public and others, (b) the Corporation’s compliance with legal and regulatory requirements, (c) the external auditors’ qualifications and independence and (d) the performance of the Corporation’s internal auditors and external auditors.

Although the Committee has the powers and responsibilities set forth in these terms of reference, the role of the Committee is oversight.  The members of the Committee are not full-time employees of the Corporation and may or may not be accountants or auditors by profession or experts in the fields of accounting or auditing and, in any event, do not serve in such capacity.  Consequently, it is not the duty of the Committee to conduct audits or to determine that the Corporation’s financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations.  These are the responsibilities of management and the external auditors.

B.

CONSTITUTION

1.

The Committee shall be composed of a minimum of three directors none of whom shall be an employee of the Corporation, each of whom shall satisfy the independence, financial literacy and experience requirements of the applicable securities laws, rules or guidelines, any stock exchange on which the Corporation's securities are listed for trading and any other regulatory requirements, and at least one of whom is a financial expert.  In particular, each member shall have no direct or indirect material relationship with the Corporation which could reasonably interfere with the director's independent judgment and each member shall be financially literate.

2.

To the extent that the Chairman of the Board satisfies the independence, financial literacy and experience requirements set forth in B(1) above, and does not serve as a member of the Committee, he/she shall be an ex-officio voting member of the Committee.

3.

The members of the Committee shall be appointed or reappointed at the meeting of the Board immediately following each annual meeting of the shareholders of the Corporation.  Each member of the Committee shall continue to be a member thereof until his successor is appointed, unless he shall resign or be removed by the Board or he shall otherwise cease to be a director of the Corporation.  Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board and shall be filled by the Board if the membership of the Committee is less than three directors as a result of the vacancy.

4.

The Board or, in the event of its failure to do so, the members of the Committee, shall appoint a chairman (the "Chairman") from amongst their number.  If the Chairman of the Committee is not present at any meeting of the Committee, the Chairman of the meeting shall be chosen by the Committee from among the members present.  The Chairman presiding at any meeting of the Committee shall have a casting vote in case of deadlock.

The Committee shall also appoint a Secretary who need not be a director of the Corporation.

C.

MEETING AND MINUTES

1.

The time and place of meetings of the Committee and the procedure at such meetings shall be determined from time to time by the members thereof provided that:

(a)

a quorum for meetings shall be two members, present in person or by telephone or other telecommunication device that permit all persons participating in the meeting to speak and hear each other;

(b)

as part of its job to foster open communication, the Committee shall meet at least four times per year on a quarterly basis, or more frequently as circumstances require; the Committee shall meet at least quarterly with management, the chief internal auditor and the external auditors in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately;

(c)

notice of the time and place of every meeting shall be given in writing or facsimile communication to each member of the Committee at least 48 hours prior to the time fixed for such meeting, provided, however, that a member may in any manner waive a notice of a meeting and attendance of a member at a meeting is a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called; and

(d)

the Committee shall at all times have the right to determine who shall and shall not be present at any part of the meetings of the Committee.

2.

All deliberations, recommendations and decisions of the Committee shall be recorded by the Secretary, or such other person as may be designated by the Committee, in the minutes of the meetings of the Committee.  Subject to determination by the Committee otherwise, a verbal report on such meetings shall be made by the Chairman of the Committee to the Board at the next Board meeting and the minutes of such meeting shall be circulated to the Committee and the Board prior to the next following Committee and Board meetings respectively.

D.

SCOPE, DUTIES AND RESPONSIBILITIES

The Audit Committee shall be charged with the following functions, duties and responsibilities:

1.

Act as the direct report for the Corporation's external auditors.

2.

Review the annual audited financial statements, MD&A and earnings press release with management and the external auditors prior to the submission to the Board for approval or public dissemination.  Review and approve the interim quarterly financial statements, MD&A and annual and interim earnings press release with management and the external auditors before public disclosure.

3.

Ensure adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements and periodically assess the adequacy of those procedures.

4.

Enquire as to the adequacy of the Corporation's system of internal control and to ensure these systems are operating effectively.

5.

Review management's monitoring of compliance and its compliance with the Corporation's code of corporate conduct; enquire of internal auditors, external auditors and management about any possible breaches.

6.

Review the findings of any examinations by regulatory agencies.

7.

Establish procedures for:

(a)

the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and

(b)

the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.

8.

Review and approve the Corporation's hiring policies regarding partners and employees and former partners and employees of the external auditors or former external auditors.

9.

Review the policies and procedures in effect for the review of directors’ and officers' expenses and perquisites. The Chairman shall approve the expenses of the Chairman of the Board and the CEO on a quarterly basis.

10.

Ensure that the external auditors submit to the Committee on an annual basis a written statement consistent with Independent Standards Board Standard No. 1, discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors and satisfy itself as to the external auditors' independence.

11.

Confirm that the lead audit partner and the audit partner responsible for reviewing the audit have not performed audit services for the Corporation in each of the five previous fiscal years.  Consider whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the external auditors on a regular basis.

12.

Be directly responsible for the nomination of external auditors and the compensation of the external auditors.

13.

Oversee the work of the external auditors including:

(a)

resolve disagreements between management and the external auditors regarding financial reporting;

(b)

review the external auditors' proposed audit scope and approach; and

(c)

review on an annual basis the performance of the external auditors, including the lead audit partner.

14.

Conduct a post-audit review of the financial statements and audit findings, including any significant suggestions for improvements and management's response to those suggestions.

15.

Pre-approve all auditing services and non-audit services (as permitted by Section 10A of the U.S. Securities Exchange Act, as amended) to be provided to the Corporation or the Corporation's subsidiaries by the external auditors and the external auditors of the Corporation's subsidiaries, and, in connection therewith, to approve all fees and other terms of engagement.  The Committee shall also review and approve disclosures required to be included in Securities and Exchange

Commission periodic reports filed under Section 13(a) of the Securities Exchange Act with respect to non-audit services.  The authority to pre-approve non-audit services may be delegated to a member of the Committee provided that such member report any approval to the Committee at the next scheduled meeting of the Committee.

16.

Review all official documents of the Corporation that include financial statements, specifically without limitation prospectuses, annual information forms, MD&A's, annual reports, quarterly reports and earnings press releases.

17.

To monitor and review emerging issues and proposed changes in accounting standards, their impact on the Corporation's financial reports and proposals for changes in accounting policies adopted by the Corporation.

18.

Review, with the Corporation's counsel, any legal matters that could have a significant impact on the Corporation's financial statements.

19.

Review the activities, organizational structure and qualifications of the internal audit function.

20.

Ensure active involvement of internal audit in the financial reporting process, including co-ordination with external audit.

21.

Review (i) the internal control report prepared by management, including management's assessment of the effectiveness of the Corporation’s internal control structure and procedures for financial reporting and (ii) the external auditors' attestation, and report, on the assessment made by management.

22.

If necessary, institute special investigations and, if appropriate, hire special counsel or experts to assist.

23.

Perform other activities or oversight functions consistent with the Committee's terms of reference, the Corporation's by-laws and governing law, as requested by the Board or deemed necessary or appropriate by the Committee.

24.

Report regularly to the Board.  Review with the full Board any issues that have arisen with respect to the quality or integrity of the Corporation’s financial statements, the Corporation’s compliance with legal or regulatory requirements, the performance and independence of the Corporation’s external auditors or the performance of the internal audit function.

25.

Review annually and report to the Board on the insurable risks and insurance coverage of the Corporation.

26.

Review quarterly and report to the Board on the hedging, financial risk management and derivatives position of the Corporation.

27.

Review significant tax planning initiatives to be implemented by management.

28.

Review and approve (a) any change or waiver in the Corporation’s code of ethics for the chief executive officer and senior financial officers and (b) any public disclosure made regarding such change or waiver.

29.

Review all reports required to be submitted by the external auditors to the Committee under Section 10A of the Securities Exchange Act.

30.

Review and approve all related-party transactions unless such review and approval has been delegated to a special committee of the Board comprised entirely of independent directors.

31.

Review and discuss with management the Corporation’s earnings press releases, including the use of non-GAAP financial information (as defined in Regulation G), as well as financial information and earnings guidance provided to analysts and rating agencies.  Such discussions may be done generally (i.e. discussion of the types of information to be disclosed and the types of presentations to be made).

32.

Review and discuss with management all material off-balance sheet transactions, arrangements, obligations (including contingent obligations) and other relationships of the Corporation with unconsolidated entities or other persons, that may have a material current or future effect on financial condition, changes in financial condition, results of operations, liquidity, capital resources, capital reserves or significant components of revenues or expenses.

33.

Discuss with the external auditors the matters required to be discussed by Statement on Auditing Standards No.114, relating to the conduct of the audit.

34.

Review annually in conjunction with the Corporate Governance and Nominating Committee and report to the Board on the adequacy of the Committee's terms of reference.

E.

RESOURCES

The Committee shall have the authority to retain independent legal, accounting and other consultants to advise the Committee.  The Committee may request any officer or employee of the Corporation or the Corporation’s outside counsel or external auditors to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

The Committee shall determine the extent of funding necessary for payment of compensation to the external auditors for the purpose of rendering or issuing the annual audit report and to any independent legal, accounting and other consultants retained to advise the Committee.

Reviewed, adopted and approved by the Board on July 24, 2008.

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

January 29, 2009

By:

Name:

Michael West

Title:

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

January 29, 2009

By:

Name:

Mark Schweitzer

Title:

Chief Financial Officer

Exhibit 13.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of CE Franklin Ltd. (the “Company”) on Form 20-F for the fiscal year ended December 31, 2008, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Michael West, President and Chief Executive Officer of CE Franklin Ltd., certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.

The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:

January 29, 2009

By:

Name:

Michael West

Title:

President and

Chief Executive Officer

Exhibit 13.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of CE Franklin Ltd. (the “Company”) on Form 20-F for the fiscal year ended December 31, 2008, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Mark Schweitzer, Chief Financial Officer of CE Franklin Ltd. certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.

The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:

January 29, 2009

By:

Name:

Mark Schweitzer

Title:

Chief Financial Officer