Form 20-F
period 2009-12-31
CE FRANKLIN LTD
filed 2010-02-04
CIK 912151

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

                                       For the fiscal year ended December 31, 2009

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

NASDAQ

Common shares, no par value

Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.  None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.  None.

Indicate the number of outstanding shares of each of the Company's classes of capital or common shares as of the close of the period covered by the annual report.

As of December 31, 2009, there were 17,581,246 common shares outstanding.

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

Yes [X]

No [  ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files)

Yes [X]

No [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer [  ]           Accelerated filer  [X]            Non-accelerated  [  ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [  ] International Financial Reporting Standards as issued

by the International Accounting Standards Board  [   ] Other  [X]

If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [ X ]

Item 18 [  ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [  ]

No [X]

Content
PART I

Item 1:	Identity of Directors, Senior Management and Advisors	.................	5

Item 2:	Offer Statistics and Expected Timetable	.................	5

Item 3:	Key Information	.................	5
	A. Selected financial data	.................	5
	B. Capitalization and indebtedness	.................	6
	C. Reason for the offer and use of proceeds	.................	6
	D. Risk factors	.................	6

Item 4:	Information on the Company	.................	6
	A. History and development of the Company	.................	6
	B. Business overview	.................	7
	C. Organizational structure	.................	10
	D. Property, plants and equipment	.................	10
	4A. Unresolved staff comments	.................	10

Item 5:	Operating and Financial Review and Prospects	.................	10
	A. Operating results	.................	13
	B. Liquidity and capital resources	.................	19
	C. Research and development, patents and licenses, etc.	.................	28
	D. Trend information	.................	28
	E. Off-balance sheet arrangements	.................	29
	F. Tabular disclosure of contractual obligations	.................	29
	G. Safe harbor	.................	29

Item 6:	Directors, Senior Management and Employees	.................	29
	A. Directors and senior management	.................	29
	B. Compensation	.................	32
	C. Board practices	.................	36
	D. Employees	.................	39
	E. Share ownership	.................	39

Item 7:	Major Shareholders and Related Party Transactions	.................	39
	A. Major shareholders	.................	39
	B. Related party transactions	.................	40
	C. Interests of experts and counsel	.................	40

Item 8:	Financial Information	.................	40
	A. Financial statements and other financial information	.................	40
	B. Significant changes	.................	39

Content
PART I (cont')

	Item 9:	The Offer and Listing	.................	41
		A. Offer and listing details	.................	41
		B. Plan of distribution	.................	41
		C. Markets	.................	41
		D. Selling shareholders	.................	41
		E. Dilution	.................	41
		F. Expenses of the issue	.................	41

	Item 10:	Additional Information	.................	41
		A. Share capital	.................	41
		B. Memorandum and articles of association	.................	42
		C. Material contracts	.................	43
		D. Exchange controls	.................	43
		E. Taxation	.................	43
		F. Dividends and paying agents	.................	44
		G. Statements by experts	.................	44
		H. Documents on display	.................	44
		I. Subsidiary information	.................	44

	Item 11:	Quanititive and Qualitative Disclosures About Market Risk	.................	44

	Item 12:	Description of Securities Other than Equity Securities	.................	44

PART II

	Item 13:	Defaults, Dividend Arrearages and Delinquencies	.................	44

	Item 14:	Material Modifications to the Rights of Security Holders and Use of Proceeds	.................	44

	Item 15:	Controls and Procedures	.................	44

	Item 16:	Reserved	.................	44

	Item 16A:	Audit Committee Financial Expert	.................	44

	Item 16B:	Code of Ethics	.................	45

	Item 16C:	Principal Accountant Fees and Services	.................	45

	Item 16D:	Exemptions from the Listing Standards for Audit Committees	.................	45

	Item 16E:	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	.................	45

	Item 16F:	Change in Registrant's Certifying Accountant	.................	46

	Item 16G:	Corporate Governance	.................	46

PART III

	Item 17:	Financial Statements	.................	46

	Item 18:	Financial Statements	.................	46

	Item 19:	Exhibits	.................	69

PART I

Item 1:

Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2:

Offer Statistics and Expected Timetable

Not applicable.

Item 3:

Key Information

A.

Selected financial data

The selected financial data presented below for the five years ended December 31, 2009 is presented in Canadian dollars and is derived from CE Franklin Ltd.'s (“CE Franklin” or the “Company” or the “Corporation”) consolidated financial statements in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The information set forth below should be read in conjunction with the consolidated financial statements of CE Franklin (including notes thereto) included under Item 17 and "Operating and Financial Review and Prospects" included under Item 5.

	As at and for the Year Ended December 31
CANADIAN GAAP	2009	2008	2007	2006	2005
	(in millions of Cdn. dollars except percentages, shares and per share data)
Statements of Operations:
Sales	437.0	547.4	466.3	555.2	484.2
Gross profit	76.6	107.7	84.6	103.5	91.3
% of sales	17.5	19.7	18.1	18.6	18.9

Net income before taxes	8.9	32.4	20.9	34.6	29.7

Net income	6.3	21.7	13.6	22.9	18.9
% of sales	1.4	4.0	2.9	4.1	3.9
Net income per share
Basic	0.36	1.19	0.74	1.27	1.09
Diluted	0.35	1.17	0.72	1.22	1.01

Balance Sheets:
Total assets	208.0	261.4	208.7	205.4	192.5
Capital stock	23.3	22.5	24.3	23.6	21.9
Shareholders' equity	142.6	139.3	118.2	102.5	75.9
Number of shares outstanding (000's)	17,581	18,094	18,370	18,223	17,805
Dividends declared	nil	nil	nil	nil	nil

Net income, shareholders' equity, and other balance sheet amounts as determined in accordance with Canadian GAAP, differ from those determined in accordance with United States generally accepted accounting principles (“U.S. GAAP”), due principally to the recording of compensation expense for stock options granted prior to January 1, 2003.  See note 17 to the December 31, 2009 consolidated financial statements included under Item 17.

AMOUNTS IN ACCORDANCE WITH U.S. GAAP
	As at and for the Year Ended December 31
	2009	2008	2007	2006	2005
	(in millions of Cdn. dollars except per share data)
Net income	6.3	21.7	13.6	22.7	18.9
Net income per share
Basic	0.36	1.19	0.74	1.26	1.09
Diluted	0.35	1.17	0.72	1.21	1.01

Total assets	206.6	260.1	207.3	204.0	191.1
Shareholders' equity	141.2	137.9	116.8	101.1	74.6

All dollar amounts set forth in this Annual Report on Form 20-F are in Canadian dollars, except where otherwise indicated.  The following tables set forth (i) the closing exchange rates at the end of the periods, the average exchange rates during the periods based on the closing exchange rate on the last day of each month and the high and low closing exchange rates based on the closing exchange rate on the last day of each month, (ii) the closing exchange rate at the end of each period, the average exchange rate during the period and the high and low exchange rates based on the closing exchange rate for each day during the month and (iii) the closing exchange rate for the day.  The rates used are based on foreign exchange rates reported by the Bank of Canada.

(i)	Year Ended December 31
	2009	2008	2007	2006	2005
Rate at end of period	0.9515	0.8210	1.0088	0.8581	0.8598
Average rate during period	0.8839	0.9404	0.9418	0.8849	0.8271
High	0.9515	1.0158	1.0585	0.9079	0.8601
Low	0.7860	0.8084	0.8496	0.8562	0.7946

(ii)	2009
	December	November	October	September	August	July
Rate at end of period	0.9515	0.9473	0.9243	0.9340	0.9132	0.9281
Average rate during period	0.9470	0.9440	0.9472	0.9245	0.9184	0.8923
High	0.9580	0.9564	0.9748	0.9391	0.9345	0.9281
Low	0.9343	0.9278	0.9221	0.9051	0.9032	0.8565

(iii) On January 28, 2010, the closing exchange rate in Canadian dollars was US $0.9379 = Cdn. $1.00.

B.

Capitalization and indebtedness

Not applicable.

C.

Reasons for the offer and use of proceeds

Not applicable.

D.

Risk factors

Information for this item is set forth following the caption “Risk Factors” in the Company's “Management Discussion and Analysis” included under Item 5.

Item 4:

Information on the Company

A.

History and development of the Company

In November 1993, Franklin Supply Company Ltd. (“Franklin”), a Canadian company, completed its initial public offering and its shares were listed on the American Stock Exchange.

CE Franklin is the result of the combination by reverse takeover of Franklin and Continental Emsco Company Limited (“CEL”) on November 3, 1995. On January 1, 1996, Franklin and its wholly owned subsidiary CEL amalgamated, resulting in CE Franklin.  On September 26, 1996, the common shares of CE Franklin began trading on the Toronto Stock Exchange under the symbol “CFT”.  CE Franklin also trades on NASDAQ under the symbol “CFK”. Franklin and CEL commenced oilfield supply operations during the 1950's.

On May 29, 1999, Smith International, Inc. (“Smith”) acquired all the common shares previously held by CEL, which constituted 51.2% of the Company's outstanding common shares.  As of January 28, 2010, Smith owned approximately 55% of the Company's outstanding common shares.

On July 1, 2007, the Company purchased the outstanding shares of Full Tilt Field Services Ltd. (“Full Tilt”) for consideration of $3.4 million.

On December 3, 2007, the Company purchased the outstanding shares of JEN Supply Inc. (“JEN Supply”) for consideration of $12.6 million.

On January 2, 2008, the Company amalgamated with Full Tilt and JEN Supply.

On June 1, 2009, the Company acquired the net assets of a western Canadian oilfield equipment distributor (the “Acquired Business”) for consideration of $11.3 million.

The Company is registered in the Province of Alberta, Canada under the Alberta Business Corporations Act.  The principal address, telephone number and website of the Company are as follows:

CE Franklin Ltd.

Suite 1900

300 – 5th Avenue S.W.

Calgary, Alberta Canada

T2P 3C4

403-531-5600

www.cefranklin.com

Principal Capital Expenditures and Divestitures

On June 1, 2009, the Company purchased the net assets of the Acquired Business for consideration of $11.3 million.  The Acquired Business was a western Canadian oilfield equipment distributor operating 23 oilfield supply stores.  The acquisition was funded by bank borrowings and cash flow from operations.

On December 3, 2007, the Company purchased the outstanding shares of JEN Supply for consideration of $12.6 million.  JEN Supply operated four oilfield supply stores in east-central Alberta.  The acquisition was funded by bank borrowings, cash flow from operations and debt issued to the vendor of $0.5 million.

On July 1, 2007, the Company purchased the outstanding shares of Full Tilt for consideration of $3.4 million. Full Tilt provides oilfield engine maintenance and crane equipment services and is based in Lloydminster, Alberta.  The acquisition was funded by bank borrowings and cash flow from operations.

On January 31, 2007, the Company purchased the assets of an agent that operated two of the Company's branch locations in Alberta, for cash consideration of $2.2 million.  The acquisition was funded by bank borrowings and cash flow from operations.

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

The Company has considered the possible acquisition of complementary businesses and competitors.  The Company has not entered into any agreement with respect to any prospective acquisition.  The Company intends to continue discussions and to make acquisitions in the future when they are deemed advantageous to the Company.  There can be no assurance that the Company will be able to expand its operations by further acquisitions.  In addition, if the Company makes acquisitions, there can be no assurance that such transactions will prove to be profitable for the Company.

B.

Business overview

Distribution

CE Franklin is a leading distributor of pipe, valves, flanges, fittings, production and process control equipment, tubular products and other general oilfield supplies to the oil and gas industry in Canada through its 49 branch operations which are situated in towns and cities that serve particular oil and gas fields of the western Canadian sedimentary basin.  In addition, the Company distributes similar products to the oil sands, midstream, refining, petrochemical industries and non-oilfield related industries such as forestry and mining.

CE Franklin, from time to time, will open or close branches or inventory stocking points to meet customer requirements and fluctuating market conditions.  Branches act as a “one stop shop” for the oil and gas industry by providing over 25,000 regularly-stocked stock keeping units of product, and related equipment services.  Branches provide supply chain management services to enable customers to get the right products at the right time.  Should a branch not have a particular product in stock, it has overnight access to the Company's distribution centre (the “Distribution Centre”) in Edmonton, Alberta. CE Franklin's branch network positions it to provide the standardized products and purchasing processes that customers operating across multiple field locations require to conduct their capital programs and operations efficiently.

Other services provided by the branches include pump repair, customized pump designs and testing, convenient hours and locations and 24-hour on call service.  In addition, CE Franklin provides well optimization analysis, onsite project management and oilfield engine maintenance and crane equipment services.

CE Franklin manages its buying and distribution through an industry leading 153,000 square-foot Distribution Centre located in Edmonton, Alberta.  The Distribution Centre is strategically located within reasonable proximity to a majority of product suppliers and acts as the supply hub for the branches.  Its location reduces freight costs through effective consolidation of shipments.  It provides a cross-dock function that minimizes inventory levels and maximizes service through automatic stock replenishment. It also provides project execution services for larger customer projects. The Distribution Centre is International Organization for Standardization 9001 - 2000 (“ISO”) certified, which is required by a growing number of CE Franklin's customers in conformance with their own ISO programs.

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

Demand for oilfield products and services is driven by the level of oil and gas industry capital expenditures in the western Canadian sedimentary basin as well as by production related maintenance, repair and operating (“MRO”) requirements.  MRO demand tends to be relatively stable over time and predictable in terms of product and service requirements and typically comprise 40% to 50% of the Company's annual sales.  Capital project demand fluctuates over time with oil and gas commodity prices.  The price of oil and gas, well completions and rig counts are common indicators of activity levels in the energy industry. Other drivers of profitability include activity levels within specific regions, the mix of products sold and customer mix.

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

Business and Operating Strategy

The Company's business and operating strategy is focused on improving the Company's value offering and service to its customers, increasing the reach and market share serviced by its distribution network, expanding its product line and end use markets, maximizing gross profit margins through procurement practices and rationalizing expenses through process improvement efficiencies. CE Franklin leverages its relationship with Wilson International, Inc. (“Wilson Supply”), a wholly owned subsidiary of Smith in the United States, to offer a North American solution to its customer base.

Operations

CE Franklin's operations are organized around sales, which includes product and account management and inside sales functions; supply chain management, which includes central purchasing and Distribution Centre management; operations, which includes branches and inventory stocking points strategically located to optimize customer service, information technologies, customer service, safety and quality; finance and administration; and business effectiveness (human resources).

The product management function includes technical and sales personnel who specialize in providing product sales and service to customers and branch operations for the Company's specialized product lines, such as process automation products, bottom hole pumps and other production equipment, steel and fiberglass tubulars and valves.

To ensure coordination and close contact with the Company's major customers, a sales group, working out of Calgary, Alberta, where many customer head offices are located, act as account managers with responsibilities for managing the Company's business and alliance relationships with its customers.  In addition, the Company has regional area sales representatives who are responsible for coordinating sales and activities in the field.  The inside sales group is responsible for coordination and preparation of hundreds of competitive bid packages each year for Canadian and international sales.

Branch managers are responsible for the management of their branch operations in a particular geographic area.  There is interdependence on sales efforts and results with the sales force located in the Calgary, Alberta office.  The branch is the front line service interface with the customer.  The Distribution Centre provides centralized materials management services for CE Franklin's branches and where practical, will ship product directly to customers.  The information technologies group is a fundamental component of providing service to customers and is responsible for maintaining the Company's enterprise and electronic commerce systems.  The supply chain management group is responsible for supplier relations and inventory procurement. Customer contract administration, pricing and margins are managed centrally.  Customer service, safety and quality assurance processes and procedures are in place to deliver superior customer service while maintaining a safe work environment for the Company's employees.

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

CE Franklin's financial performance is tied closely to the seasonality of drilling activity.  Higher drilling activity in Canada is generally experienced in the winter months.  In the spring and early summer, drilling activity slows due to the difficulty in moving equipment during the spring thaws.  To the extent that unseasonable weather conditions such as excessive rain or unusually warm winters affect the ability of CE Franklin's customers to access their oil and gas sites, then the demand for CE Franklin's products and services would temporarily decrease and the Company's revenues, cash flows and profitability would be adversely affected.

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

There are approximately 230 oilfield supply stores in Canada operated by four large companies and many smaller ones.  The oilfield supply market is part of the larger industrial supply markets, which is also served in part by numerous other competitors.  Some of CE Franklin's major competitors have manufacturing divisions or affiliates that produce some of their product lines.  This vertical integration may place the Company at a cost disadvantage.  The market is further fragmented by (i) companies that specialize in the sales of certain products, (ii) general industrial supply houses that overlap with the oilfield suppliers particularly in the area of pipe, valves and fittings, (iii) manufacturers who sell directly to the oil and gas industry and (iv) major oil companies that sometimes purchase directly from manufacturers on large orders.

C.

Organizational structure

CE Franklin operates its business through a single legal entity, CE Franklin Ltd.

Smith, which owns approximately 55% of the Company's outstanding common shares, owns Wilson Supply, a leading oilfield equipment distributor operating principally in the United States. Smith and its affiliates, including Wilson Supply, have verbally indicated that they will not compete with CE Franklin in Canada.  CE Franklin has verbally agreed not to compete with Smith or Wilson Supply in the United States.  However, there are no assurances that these agreements will not change at a future date.  Outside of North America, oilfield equipment and supplies are sold and supplied differently and, accordingly, North American-style branches are not common.

D.

Property, plant and equipment

Description of Property

The Company's head office is located in Calgary, Alberta and its Distribution Centre is located in Edmonton, Alberta.  The Company has 34 branches in Alberta, seven in Saskatchewan, six in British Columbia, one in Manitoba and one in Ontario.  The Company owns six locations and leases the remaining locations.  Four of the Company's branch operations are operated by agents who are responsible for branch facility and operating costs and earn a commission on sales.  The owned properties represent four branches in Alberta, one branch in Saskatchewan and one branch in British Columbia.  The owned properties are subject to a general security agreement in favour of the Company's lenders.  The Company will either lease or purchase facilities in certain areas after evaluating the economics of both alternatives.

The current capacity at the Company's branches and Distribution Centre is considered adequate to meet current market demand.  In the past, the Company has been able to secure new operating facilities as required.

The Company is not aware of any environmental issues that could have a material impact on any of its properties.

4A.

Unresolved staff comments

There are no unresolved SEC comments at this time.

Item 5:

Operating and Financial Review and Prospects

Management's Discussion and Analysis as at January 28, 2010

The following Management's Discussion and Analysis (“MD&A”) is provided to assist readers in understanding CE Franklin Ltd.'s (“CE Franklin” or the “Company”) financial performance and position during the periods presented and significant trends that may impact future performance of CE Franklin and should be read in conjunction with the audited comparative consolidated financial statements of CE Franklin and the related notes thereto.

All amounts are expressed in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), except where otherwise noted. For a discussion of the principal differences between CE Franklin's financial results as calculated under U.S. GAAP, see note 17 to the consolidated financial statements of CE Franklin.

Overview

CE Franklin is a leading distributor of pipe, valves, flanges, fittings, production equipment, tubular products and other general industrial supplies, primarily to the oil and gas industry in Canada through its 49 branches situated in towns and cities that serve oil and gas fields of the western Canadian sedimentary basin. In addition, the Company distributes similar products to the oil sands, midstream, refining, petrochemical industries and non-oilfield related industries such as forestry and mining.

The Company's branch operations service over 3,000 customers by providing the right materials where and when they are needed, and for the best value.  Our branches, supported by our centralized Distribution Centre in Edmonton, Alberta, stock over 25,000 stock keeping units sourced from over 2,000 suppliers.  This infrastructure enables us to provide our customers with the products they need on a same day or over-night basis.  Our centralized inventory and procurement capabilities allow us to leverage our scale to enable industry leading hub and spoke purchasing and logistics capabilities. The branches are also supported by services provided by the Company's corporate office in Calgary, Alberta including sales, marketing, product expertise, logistics, invoicing, credit and collection and other business services.

The Company's common shares trade on the TSX (“CFT”) and NASDAQ (“CFK”) stock exchanges.  Smith International Inc. (“Smith”), a major oilfield service company based in the United States, owns approximately 55% of the Company's shares.

Business Strategy

The Canadian oilfield equipment supply industry is highly competitive and fragmented.  There are approximately 230 oilfield supply stores in Canada which generate annual estimated sales of $2 to $3 billion.  CE Franklin competes with three other large oilfield equipment distributors and with numerous local and regional distributors as well as specialty equipment distributors and manufacturers.  The oilfield equipment market is part of the larger industrial equipment supply market, which is also serviced by numerous competitors.  The oil sands and niche industrial product markets are more specialized and solutions oriented and require more in-depth product knowledge and supplier relationships to service specific customer requirements.

Oilfield equipment distributors compete based on price and level of service.  Service includes the ability to consistently provide required products to a customer's operating site when needed, project management services, product expertise and support, billing and expenditure management services, and related equipment services.

Demand for oilfield products and services is driven by the level of oil and gas industry capital expenditures in the Western Canadian sedimentary basin as well as by production related maintenance, repair and operating (“MRO”) requirements.  MRO demand tends to be relatively stable over time and predictable in terms of product and service requirements and typically comprise 40% to 50% of the Company's annual sales.  Capital project demand fluctuates over time with oil and gas commodity prices.

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

The Company's 49 branch operations provide substantial geographic coverage across the oil and gas producing regions in western Canada.  Each branch competes for local business supported by centralized support services provided by the Company's Distribution Centre and corporate office in Calgary.  The Company's large branch network, coupled with its centralized capabilities enables it to develop strong supply chain relationships with suppliers and provide it with a competitive advantage over local independent oilfield and specialty equipment distributors for larger customers who are seeking multi-location, one stop shopping and more comprehensive service.  The Company's relationship with Wilson Supply, a leading oilfield equipment distributor operating in the United States, and a wholly owned subsidiary of Smith, enables it to provide North American solutions to its customer base and provides increased purchasing scale with equipment suppliers.

The Company is pursuing the following strategies to grow its business profitably:

•

Expand the reach and market share serviced by the Company's distribution network.  The Company is focusing its sales efforts and product offering on servicing complex, multi-location needs of large and emerging customers in the energy sector.  Organic growth may be complemented by selected acquisitions.

•

Expand production equipment service capability to capture more of the product life cycle requirements for the equipment the Company sells such as down hole pump repair, oilfield engine maintenance, well optimization and on site project management. This will differentiate the Company's service offering from its competitors and deepen relationships with its customers.

•

Expand oil sands and industrial project and MRO business by leveraging our existing supply chain infrastructure, product and project expertise.

Strategy Accomplishments

•

In 2007, the Company expanded its branch network from 42 to 44 branches and increased its oilfield supply market share through the acquisition of JEN Supply Inc (“JEN Supply”). The Company also acquired Full Tilt Services Limited (“Full Tilt”), adding the capability to service oilfield engines and parts, enabling us to service more of our existing oilfield customer's requirements and attract new ones.

•

In the spring of 2008, the Company moved into a new 153,000 square foot Distribution Centre and nine acre pipe yard located in Edmonton, Alberta.  The new Distribution Centre provided a 76% increase in functional warehousing capacity over our previous facility, increasing our capability to support and grow sales through our branch network.  The larger facility also enabled us to increase the Company's central project execution capability and processes, to service larger projects and ship direct to customers, avoiding double handling of material by branches.  The Company opened a new branch operation in Red Earth, Alberta and expanded two existing branch facilities.

•

In June of 2009, the Company increased its market share, customer base, and branch network through the acquisition of a western Canadian oilfield supply competitor (the “Acquired Business”).  The Acquired Business operated 23 supply stores of which 18 stores were proximate to existing Company branches and have been integrated.   The remaining 5 operations were focused in the east Alberta heavy oil corridor, and have extended the Company's distribution network reach.  Total oilfield supply sales have increased an estimated 15% as a result of the acquisition.  The Company's Fort St. John and Lloydminster branches moved to larger locations during the year, increasing capacity to service customer requirements in these important markets.  Sales to oil sands customers increased for the fifth year in a row, reaching a record $64.5 million in 2009, comprising 15% of total Company sales.  The Company added process automation products to its product line and opened a valve actuation centre at our Edmonton Distribution Centre, to broaden the spectrum of solutions the Company provides to existing oilfield, oil sands, and other industrial customers, and enhancing its ability to attract new customers.  The Company recruited new product, operations and supply chain expertise into the organization to advance its strategies.

Business Outlook

Oil and gas industry activity in 2010 is expected to be comparable to the decade-low levels experienced in 2009.  Natural gas prices remain depressed as North American production capacity and inventory levels currently dominate demand.  Natural gas capital expenditure activity is focused on the emerging shale gas plays in north eastern British Columbia where the Company has a strong market position.  Conventional and heavy oil economics are reasonable at current price levels leading to moderate activity in eastern Alberta and south east Saskatchewan.  Oil sands project announcements are gaining momentum with the recovery in oil prices and access to capital markets.  Approximately 50% to 60% of the Company's total sales are driven by our customer's capital expenditure requirements.  CE Franklin's revenues are expected to increase modestly in 2010 due to a full year's contribution of sales from the oil field equipment distributor acquired in June 2009 and the expansion of the Company's product lines.

The oilfield supply industry continues to work off excess inventories, complicated by product deflation in certain product lines that will support continued aggressive price competition and lower realized gross profit margins.  The Company will continue to manage its cost structure to protect profitability while maintaining service capacity and advancing strategic initiatives.

Over the medium to longer term, the Company's strong financial and competitive positions will enable profitable growth of its distribution network through the expansion of its product lines, supplier relationships and capability to service additional oil and gas and other industrial end use markets.

A.

Operating Results

The following table summarizes the consolidated results of operations of the Company for the last three years:

(in millions of Cdn. dollars except per share data)
Years Ended December 31,	2009
	Amount	%	Amount	%	Amount	%

Sales	$ 437.0	100.0%	$ 547.4	100.0%	$ 466.3	100.0%
Cost of sales	(360.4)	(82.5)%	(439.7)	(80.3)%	(381.7)	(81.9)%
Gross profit	76.6	17.5%	107.7	19.7%	84.6	18.1%

Selling, general and administrative expenses	(64.2)	(14.7)%	(71.6)	(13.1)%	(58.1)	(12.4)%
Foreign exchange loss and other	-	0.0%	(0.2)	(0.0)%	(0.8)	(0.2)%

EBITDA(1)	12.4	2.8%	35.8	6.5%	25.7	5.5%
Amortization	(2.5)	(0.6)%	(2.4)	(0.4)%	(2.8)	(0.6)%
Interest	(0.9)	(0.2)%	(1.0)	(0.2)%	(2.0)	(0.4)%
Income before taxes	8.9	2.0%	32.4	6.0%	20.9	4.5%
Income tax expense	(2.6)	(0.6)%	(10.7)	(2.0)%	(7.3)	(1.6)%
Net income	6.3	1.4%	21.7	4.0%	13.6	2.9%

Net income per share
Basic (Cdn. $)	$ 0.36		$ 1.19		$ 0.74
Diluted (Cdn. $)	$ 0.35		$ 1.17		$ 0.72

Weighted average number of shares outstanding (000's)
Basic	17,750		18,255		18,337
Diluted	17,953		18,561		18,807

(1) EBITDA represents net income before interest, taxes, depreciation and amortization.  EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations.  Management believes that EBITDA, as presented, represents a useful means of assessing the performance of the Company's ongoing operating activities, as it reflects the Company's earnings trends without showing the impact of certain charges.  The Company is also presenting EBITDA, incremental flow through to EBITDA and EBITDA as a percentage of sales because it is used by management as a supplemental measure of profitability. The use of EBITDA by the Company has certain material limitations because it excludes the recurring expenditures of interest, income tax, and amortization expenses.  Interest expense is a necessary component of the Company's expenses because the Company borrows money to finance its working capital and capital expenditures.  Income tax expense is a necessary component of the Company's expenses because the Company is required to pay cash income taxes.  Amortization expense is a necessary component of the Company's expenses because the Company uses property and equipment to generate sales.  Management compensates for these limitations to the use of EBITDA by using EBITDA as only a supplementary measure of profitability.  EBITDA is not used by management as an alternative to net income as an indicator of the Company's operating performance, as an alternative to any other measure of performance in conformity with generally accepted accounting principles or as an alternative to cash flow from operating activities as a measure of liquidity.  A reconciliation of EBITDA to Net income is provided within the table above.  Not all companies calculate EBITDA in the same manner and EBITDA does not have a standardized meaning prescribed by Canadian GAAP.  Accordingly, EBITDA, as the term is used herein, is unlikely to be comparable to EBITDA as reported by other entities.

2009 compared to 2008

Net income for the year ended December 31, 2009 was $6.3 million, down $15.4 million (71%) from the year ended December 31, 2008.  Sales were $437.0 million, down $110.4 million (20%) from the prior year due to decreased conventional oilfield sales offset partially by an estimated $30 million in sales (8% of 2009 oilfield sales) contributed by the Acquired Business as well as increased oil sands sales. Well completions, which tend to drive demand for oilfield equipment used in capital projects, decreased by 55% from prior year levels, contributing to the decline in the Company's sales in 2009. Gross profit decreased by $31.1 million (29%) from the prior year. The decrease was a result of the reduction in sales combined with lower average sales margins reflecting increased lower margin oil sands and major project sales, lower tubular product margins and increased competitive pressure. Selling, general and administrative expenses decreased by $7.4 million (10%) in 2009 from the prior year as compensation, selling and marketing costs have been managed to a lower level in response to the reduced oil and gas industry activity levels, partially offset by increased costs associated with the expansion of the Company's store network resulting from the Acquired Business. Costs incurred to complete the integration of the Acquired Business were $1.5 million.  Income taxes decreased by $8.1 million in 2009 compared to the prior year period due to lower pre-tax earnings. The weighted average number of shares outstanding during the year was down by 0.5 million (3%) from the prior year principally due to shares purchased for cancellation pursuant to the Company's normal course issuer bid. Net income per share (basic) was $0.36 for the year, a decrease of 70% from 2008, consistent with the decrease in net income.

2008 compared to 2007

Net income for the year ended December 31, 2008 was $21.7 million, up $8.1 million (60%) from the year ended December 31, 2007.  Sales reached $547.4 million, up $81.2 million (17%) compared to the prior year. The increase in sales was attributable to increased tubular product prices, the acquisitions of JEN Supply and Full Tilt and increased oil sands and conventional oilfield market share and industry activity. The average rig count increased by 8% and well completions increased by 2% from prior year levels. Gross profit increased by $23.1 million (27%) over the prior year to a record $107.7 million, due to increased sales and gross profit margins.  Increased supplier rebates associated with higher purchasing levels, and increased tubular margins were the principal reasons for the improvement in margins. Selling, general and administrative expenses increased by $13.5 million (23%) in 2008 to $71.6 million due to the addition of operating expenses associated with the JEN Supply and Full Tilt acquisitions, increased variable compensation expense driven by the increase in earnings, and increased facility costs associated with the opening of the new Distribution Centre in the second quarter of 2008. Interest expense declined due to reduced average debt levels and floating interest rates in 2008.  Income taxes increased by $3.4 million in 2008 due to higher pre-tax earnings offset slightly by a reduction in income tax rates. The weighted average number of shares outstanding during the year was down slightly compared to the prior year. Net income per share (basic) was $1.19 for the year, an increase of 61%, consistent with the increase in net income.

Fourth Quarter Results

Net loss for the fourth quarter of 2009 was $0.5 million, down $9.3 million from the fourth quarter of 2008. Sales were $93.0 million, a decrease of $68.2 million (42%) from the fourth quarter of 2008.   Capital project business comprised 50% of sales (2008 – 60%), and decreased $50.8 million (52%) from the prior year period, outperforming the 77% decrease in well completions from the comparable period.  The rollover in tubular steel product prices from peak levels experienced in the fourth quarter of 2008 also contributed to the reduction in capital project sales. The acquisition of the Acquired Business in the second quarter of 2009, increased oilfield sales in the fourth quarter 2009 by an estimated 17%.  Gross profit decreased by $18.6 million (55%) from the prior year period due to the decrease in sales and gross profit margins. Gross profit margins for the fourth quarter were 16.5%, down from 21.0% in the prior year period, due to lower tubular and oil sands sales margins and supplier rebates. Selling, general and administrative expenses decreased by $4.9 million (25%) to $14.6 million for the quarter as compensation, selling and marketing costs have been managed to a lower level in response to reduced sales levels.  Income taxes decreased by $4.5 million in the fourth quarter compared to the prior year period due to lower pre-tax earnings. The weighted average number of shares outstanding in the fourth quarter, decreased by 0.5 million (3%) from the prior year period principally due to shares purchased for cancellation pursuant to the Company's normal course issuer bid. Net loss per share (basic) was $0.03 in the fourth quarter of 2009, a decrease of $0.51 from the $0.48 earned in the fourth quarter of 2008.

A more detailed discussion of the Company's annual results from operations is provided below:

Sales

Sales for 2009 were $437.0 million, down $110.4 million (20%) from 2008 levels, due to decreased conventional oilfield sales offset partially by increased oil sands sales and sales from the Acquired Business. In 2008, sales were $547.4 million an increase of 17% over 2007 levels, due to increased tubular product prices, the acquisitions of JEN Supply and Full Tilt and increased oil sands and conventional market share and industry activity.

(in millions of Cdn. $)	2009		2008		2007
End use sales demand	$	%	$	%	$	%
Capital projects	246.0	56	314.0	57	269.6	58
Maintenance, repair and operating supplies (MRO)	191.0	44	233.4	43	196.7	42
Total sales	437.0	100	547.4	100	466.3	100

Note: Capital project end use sales are defined by the Company as consisting of tubulars and 80% of pipe, flanges and fittings; and valves and accessories product sales respectively. MRO Sales are defined by the Company as consisting of pumps and production equipment, production services; general product and 20% of pipes, flanges and fittings; and valves and accessory product sales respectively.

The relative level of oil and gas commodity prices are a key driver of industry capital project activity as product prices directly impact the economic returns realized by oil and gas companies. The Company uses oil and gas well completions and average rig counts as industry activity measures to assess demand for oilfield equipment used in capital projects.  Oil and gas well completions require the products sold by the Company to complete a well and bring production on stream and are a general indicator of energy industry activity levels.  Average drilling rig counts are also used by management as a leading indicator of industry activity levels as the number of rigs in use ultimately drives well completion requirements.

The table below provides well completion, rig count and commodity price information for the last 3 years.

	As at December	Average for the years ended December 31
	31, 2009	2009	% change	2008	% change	2007

Gas - Cdn. $/gj (AECO spot)	$5.99	$3.97	(51%)	$8.18	26%	$6.47
Oil - Cdn. $/bbl (Synthetic Crude)	$84.99	$69.09	(33%)	$103.03	35%	$76.48
Average rig count	329	215	(46%)	398	8%	367

Well completions:
Oil	n/a	3,197	(49%)	6,223	14%	5,443
Gas	n/a	5,068	(59%)	12,342	(3%)	12,717
Total well completions	n/a	8,265	(55%)	18,565	2%	18,160
Average statistics are shown except for well completions.

Sources: Oil and Gas prices – First Energy Capital Corp.; Rig count data – COADC; Well completion data – Daily Oil Bulletin

The chart below depicts the relative relationship of Company sales to oil and gas prices and well completions over the last five years.  Since 2007, Company sales have outpaced the relative change in well completions due to increased conventional oil and gas and oil sands market share growth.

Sales of capital project related products were $246.0 million in 2009, down $68 million (22%) from 2008.  Capital project business for the year comprised 56% of total sales compared to 57% in 2008. Total well completions decreased 55% to 8,265 for 2009 and the average working rig count was down 46% to 215 rigs compared to 2008.  Gas wells comprised 61% of the total wells completed in western Canada in 2009 compared to 66% in 2008 and 70% in 2007. The decline in oil and gas industry capital expenditures accelerated through 2009 with more significant reductions in the third and fourth quarters of 2009 as the collapse in oil and gas prices experienced earlier in 2009 coupled with reduced access to capital, constrained industry capital programs. Spot gas and oil prices ended the year at $5.99 per GJ (AECO spot) and $84.99 per bbl (Synthetic Crude), an increase of 51% and 23%, respectively, from 2009 average prices. Although oil and gas prices are starting to show signs of recovery, it is expected that a continuation of reduced industry cash flow, access to capital and capital expenditure economics, will constrain demand for the Company's products into 2010.

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

MRO product sales are related to overall oil and gas industry production levels and tend to be more stable than capital project sales. MRO product sales for 2009 decreased by $42.4 million (18%) to $191.0 million compared to 2008 and comprised 44% of the Company's total sales (2008 – 43%). The reduction in sales is due to reduced conventional oilfield activity partially offset by sales generated from the Acquired Business in the last half of the year. MRO product sales for 2008 increased by $36.7 million (19%) to $233.4 million compared to 2007 due to increased industry activity levels.

The Company services over 3,000 customers of which the top ten customers comprised 46% of total sales in 2009 (2008 – 42%, 2007 - 43%).  The Company's largest customer comprised 10% of total sales in 2009 (2008 – 10%, 2007 - 11%).  The increased concentration of sales in 2009 was due to the Company's focus on alliance customer programs coupled with lower capital program activity experienced by smaller oil and gas companies due to reduced operating cash flows and access to capital markets.  This trend is expected to continue in 2010.

The Company distributes approximately 25,000 stock keeping units sourced from over 2,000 suppliers.  In 2009, the top 10 suppliers comprised 34% of total cost of goods sold (2008 – 59%, 2007 – 43%) of which one supplier comprised 12% of cost of goods sold (2008 – two suppliers comprised 31% of cost of goods sold, 2007 – two suppliers comprised 28% of cost of goods sold).  Reduced supplier concentration in 2009 was principally due to the decline in tubular and other capital project related product sales which tend to be focused across fewer products than MRO product sales.

The Company's strategy is to grow profitability by focusing on its core western Canadian oilfield equipment service business, complemented by an increase in the product life cycle services provided to its customers, and the focus on oil sands and industrial capital project and MRO sales opportunities. Revenue results of these initiatives to date are provided below:

	2009		2008		2007
Sales ($millions)	$	%	$	%	$	%
Oilfield	362.0	83	491.3	90	431.4	93
Oil sands	64.5	15	39.4	7	23.7	5
Production services	10.5	2	16.7	3	11.2	2
Total sales	437.0	100	547.4	100	466.3	100

Sales of oilfield products to conventional western Canada oil and gas end use applications were $362.0 million for 2009, down $129.3 million (26%) from 2008. This decrease was principally driven by the 55% decrease in well completions compared to the prior year. Sales from the Acquired Business subsequent to the June 1, 2009 acquisition date, comprised approximately 8% of annual oilfield sales and helped mitigate the impact on sales resulting from the decline in industry activity.

Sales to oil sands end use applications reached a record $64.5 million, an increase of $25.1 million (64%) compared to $39.4 million for 2008. The Company continues to position its sales focus, Distribution Centre and Fort McMurray branch to penetrate this growing market for capital project and MRO products.

Production service sales were $10.5 million in 2009, down $6.2 million (37%) compared to $16.7 million in 2008 as customers deferred maintenance activities in the face of challenging commodity prices.

Gross Profit	2009	2008	2007

Gross profit (millions)	$76.6	$107.7	$84.6
Gross profit as a % of sales	17.5%	19.7%	18.1%

Gross profit composition by product sales category:
Tubulars	5%	13%	8%
Pipe, flanges and fittings	31%	31%	32%
Valves and accessories	19%	17%	18%
Pumps, production equipment and services	12%	15%	17%
General	33%	24%	25%
Total	100%	100%	100%

Gross profit was $76.6 million in 2009, down $31.1 million (29%) from 2008 due to the 20% decline in sales combined with a decrease in gross profit margins from 19.7% in 2008 to 17.5% in 2009. The decrease in gross profit margins reflects the increase in lower margin oil sands sales, lower tubular margins, lower supplier rebates earned in 2009 due to reduced purchasing levels, and increased competitive activity. Gross profit margins improved in 2008 from 2007 levels due to increased supplier rebates associated with higher purchasing levels and improved tubular margins reflecting tight product supply conditions in 2008. The most significant change in gross profit composition in 2009 compared to 2008 was the reduction in tubular gross profit contribution. Tubular sales and margins in 2009 have been affected by depressed drilling activity, market inventory surpluses and product cost deflation compared to 2008 when sales and margins were high due to product cost inflation and tight product supply conditions. The increase in general products profit composition reflects the relative increase in higher margin MRO sales in 2009. Gross profit reached $107.7 million in 2008, up $23.1 million (27%) from 2007, due to a 17% increase in sales and increased gross profit margins from 18.1% in 2007 to 19.7% in 2008.

Selling, General and Administrative (“SG&A”) Costs

	2009		2008		2007
($millions)	$	%	$	%	$	%
People costs	36.2	56	41.3	58	32.8	57
Selling costs	7.5	12	10.2	14	7.8	13
Facility and office costs	13.3	21	12.8	18	9.7	17
Other	7.2	11	7.3	10	7.8	13
SG&A costs	64.2	100	71.6	100	58.1	100
SG&A costs as % of sales	15%		13%		12%

SG&A costs decreased $7.4 million (10%) in 2009 from 2008 representing 15% of sales compared to 13% in the prior year. The decline in sales outpaced the decrease in SG&A costs, reflecting the relatively high fixed cost nature of the Company's branch network and supporting supply chain infrastructure.

The integration of the Acquired Business was completed in 2009 at a total cost of $1.5 million. The acquisition has increased the Company's store network by 5 locations (11%) and employee base by 42 (10%). Operating costs associated with the additional store locations (excluding integration costs) were approximately $1.7 million since the June 1, 2009 acquisition.

The decrease in people costs of $5.1 million from 2008 reflects a decrease in variable compensation due to the decrease in earnings and a net 5% decrease in the number of employees. People costs increased $8.5 million (26%) in 2008 over 2007 due to a 13% increase in the number of employees resulting principally from the JEN Supply and Full Tilt acquisitions, combined with increased variable compensation resulting from the increase in the Company's earnings. Selling costs were down $2.7 million compared to the prior year due to decreased sales commissions and a reduction in accounts receivable bad debt expense.  Selling costs increased by $2.4 million in 2008 over 2007 due to increased sales commissions and higher bad debt expenses. Facility and office costs increased $0.5 million in 2009 compared to 2008 mainly due to higher lease costs associated with the expansion of the Company's store network in 2009 and 2008.  Facility costs increased by $3.1 million in 2008 over 2007, due principally to the move to the new Distribution Centre in 2008 and the full year addition of the JEN Supply and Full Tilt facilities.

The Company leases 39 of its 49 branch locations as well as its corporate office in Calgary and Distribution Centre. Six branch locations are owned and four are operated by agents.  The Company continues to take steps to reduce its variable and fixed costs to adjust to lower industry activity levels while maintaining service capacity and advancing strategic initiatives.

Amortization Expense

Amortization expense at $2.5 million in 2009 was comparable to 2008 and 2007 levels.

Interest Expense

Interest expense was $0.9 million in 2009, down $0.1 million from 2008 and down $1.1 million from 2007 due to lower borrowing levels and a decline in average floating interest rates.

Foreign Exchange Loss and Other

There were nominal foreign exchange losses in 2009 (2008 - $0.2 million, 2007 – $0.8) despite significantly increased exchange rate volatility in the year. Losses reflect the impact of exchange rate fluctuations on United States dollar denominated product purchases and net working capital liabilities.

Income Tax Expense

The Company's effective tax rate for 2009 was 29.5%, compared to 33.0% and 35.0% in 2008 and 2007, respectively. The reduction in the 2009 effective rate reflects lower statutory tax rates combined with the ability to deduct the cost of stock option exercises for tax purposes, enabled by the implementation of a stock option cash settlement mechanism during 2009. Substantially all of the Company's tax provision is currently payable.

Summary of Quarterly Financial Data

The selected quarterly financial data below is presented in Canadian dollars and in accordance with Canadian GAAP.  This information is derived from the Company's unaudited quarterly financial statements.

(IN MILLIONS OF CDN. DOLLARS EXCEPT PER SHARE DATA)
UNAUDITED	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	2008	2008	2008	2008	2009	2009	2009	2009

SALES	$ 140.6	$ 96.4	$ 149.3	$ 161.2	$ 140.7	$ 109.1	$ 94.1	$ 93.0

GROSS PROFIT	27.1	19.0	27.8	33.9	26.4	17.5	17.4	15.3
GROSS PROFIT %	19.2%	19.7%	18.6%	21.0%	18.8%	16.0%	18.5%	16.5%

EBITDA	10.2	2.3	9.1	14.3	9.5	1.7	0.5	0.6
EBITDA AS A % OF SALES	7.2%	2.4%	6.1%	8.9%	6.8%	1.6%	0.5%	0.6%

NET INCOME (LOSS)	6.3	1.0	5.7	8.8	6.0	0.6	0.2	(0.5)
NET INCOME (LOSS) AS A % OF SALES	4.5%	1.0%	3.8%	5.5%	4.3%	0.5%	0.2%	(0.5%)

NET INCOME (LOSS) PER SHARE
BASIC	$ 0.34	$ 0.05	$ 0.31	$ 0.48	$ 0.33	$ 0.04	$ 0.01	($0.03)
DILUTED	$ 0.34	$ 0.05	$ 0.31	$ 0.47	$ 0.33	$ 0.03	$ 0.01	($0.03)

NET WORKING CAPITAL(1)	117.4	114.9	123.1	142.8	153.2	137.0	131.1	136.6
BANK OPERATING LOAN(1)	21.8	18.4	20.9	34.9	40.2	25.3	21.3	26.5

TOTAL WELL COMPLETIONS	4,595	2,607	4,392	6,971	3,947	1,274	1,468	1,576

(1)NET WORKING CAPITAL AND BANK OPERATING LOAN AMOUNTS ARE AS AT QUARTER END.

The Company's sales levels are affected by weather conditions.  As warm weather returns in the spring each year, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have dried out.  In addition, many exploration and production areas in northern Canada are accessible only in the winter months when the ground is frozen.  As a result, the first and fourth quarters typically represent the busiest time for oil and gas industry activity and the highest sales activity for the Company.  Sales levels drop dramatically during the second quarter until such time as roads have dried and road bans have been lifted. This typically results in a significant reduction in earnings during the second quarter, as the decline in sales typically out paces the decline in SG&A costs as the majority of the Company's SG&A costs are fixed in nature.  Net working capital (defined as current assets less accounts payable and accrued liabilities, income taxes payable and other current liabilities, excluding the bank operating loan) and bank operating loan borrowing levels follow similar seasonal patterns as sales.

B.

Liquidity and Capital Resources

The Company's primary internal source of liquidity is cash flow from operating activities before changes in non-cash net working capital balances.  Cash flow from operating activities and the Company's 364-day bank operating facility are used to finance the Company's net working capital, capital expenditures and acquisitions.

As at December 31, 2009, borrowings under the Company's bank operating loan were $26.5 million, a decrease of $8.4 million from December 31, 2008.  Borrowing levels have decreased due to the Company generating $10.9 million in cash flow from operating activities, before net changes in non-cash working capital balances and a $14.8 million reduction in net working capital. This was offset by $2.6 million in capital and other expenditures, $11.3 million related to the acquisition of the Acquired Business and $3.4 million for the purchase of shares to resource stock compensation obligations and the repurchase of shares under the Company's Normal Course Issuer Bid (“NCIB”).

As at December 31, 2008, borrowings under the Company's bank operating loan were $34.9 million, a decrease of $9.4 million from December 31, 2007.  Borrowing levels have decreased due to the Company generating $25.8 million in cash flow from operating activities, before net changes in non-cash working capital balances. This was offset by an $8.3 million increase in net working capital, $5.2 million in capital and other expenditures, $0.9 million in repayments of long term debt and capital lease obligations and $2.0 million for the purchase of shares to resource stock compensation obligations.

As at December 31, 2007, borrowings under the Company's bank operating loan were $44.3 million, an increase of $10.3 million from December 31, 2006.  Borrowing levels increased as business acquisitions of $18.0 million and net investments of $2.0 million to maintain property and equipment were funded principally by bank borrowings and cash flow from operations of $9.8 million.

Net working capital was $136.6 million at December 31, 2009, a decrease of $6.2 million from December 31, 2008.  Accounts receivable decreased by $33.1 million (33%) to $67.4 million at December 31, 2009 from December 31, 2008, due to the 42% decrease in fourth quarter sales partially offset by a 17% increase in days sales outstanding in accounts receivable (“DSO”) in the fourth quarter of 2009 to 60 days compared to 51 days in the fourth quarter of 2008. DSO is calculated using average sales per day for the quarter compared to the period end accounts receivable balance.  Inventory decreased by $16.8 million (14%) at December 31, 2009 from December 31, 2008. Excluding the additional $10.5 million of inventory from the Acquired Business, inventory was down $27.3 million (23%) from December 31, 2008. Inventory turns for the fourth quarter of 2009 decreased to 3.0 times compared to 4.2 times in the fourth quarter of 2008 due to sales declines outpacing the reduction in inventory.  Inventory turns are calculated using cost of goods sold for the quarter on an annualized basis compared to the period end inventory balance.  The company will continue to adjust its investment in inventory to align with anticipated lower industry activity levels and compressed supplier lead times in order to improve inventory turnover efficiency.  Accounts payable and accrued liabilities decreased by $44.8 million (54%) to $38.5 million at December 31, 2009 from December 31, 2008 due to decreased purchasing activity.

Capital expenditures in 2009 were $2.6 million, a decrease of $3.0 million and an increase of $0.6 million from 2008 and 2007 expenditures, respectively. The majority of the expenditures in 2009 and 2008 were directed towards branch and Distribution Centre facility expansions.  Capital expenditures in 2010 are anticipated to be in the $2 million to $3 million range. Expenditures will be directed towards expanding distribution network capacity, service capability and information systems upgrades.

On June 1, 2009, the Company purchased the Acquired Business for consideration of $11.3 million. No acquisitions were completed in 2008. In 2007, the acquisition of JEN Supply, Full Tilt, and two agent operations were completed at a combined cost of $18.0 million. Acquisitions were funded principally from the Company's bank operating loan and operating cash flow.

The Company has a 364 day bank operating loan facility in the amount of $60.0 million arranged with a syndicate of three banks that matures in July 2010.  The loan facility bears interest based on floating interest rates and is secured by a general security agreement covering all assets of the Company.   The maximum amount available under the facility is subject to a borrowing base formula applied to accounts receivable and inventories, and a covenant restricting the Company's average debt to 3.0 times trailing twelve month EBITDA.  As at December 31, 2009, the Company's average debt to EBITDA ratio was 2.0 times (December 31, 2008 – 0.7 times) which provides a maximum borrowing ability of $51 million under the facility (2008 - $60 million). As at December 31, 2009, the ratio of the Company's debt to total capitalization (debt plus equity) was 16% (December 31, 2008 – 20%).

Long term debt was reduced by $0.2 million during the year to $0.3 million in consideration for the settlement of a JEN Supply acquisition indemnity claim.

Contractual Obligations

The following table outlines the Company's contractual obligations for debt, lease and related obligations having initial terms in excess of one year:

Period Due	Bank operating loan	Long term debt	Operating lease commitments	U.S.$ forward purchase contracts	Total
(millions of Canadian dollars)
2010	26.5	-	7.4	0.9	34.8
2011	-	-	6.7	-	6.7
2012	-	0.3	6.0	-	6.3
2013	-	-	5.3	-	5.3
2014	-	-	4.6	-	4.6
thereafter	-	-	25.6	-	25.6
	26.5	0.3	55.6	0.9	83.3

Approximately 97% of operating lease obligations are related to office, warehouse, and store facility leases (2008 - 95%). Automobile and warehouse equipment leases comprised the remaining lease obligations.  Future operating lease commitments at December 31, 2009 were $55.6 million, a $5.8 million decrease from 2008 commitments as no new significant lease obligations, or extension of existing lease obligations, were entered into during 2009. In management's opinion, the Company's existing working capital position combined with available borrowing capacity under its bank operating loan facility and ongoing cash flow from operations, are sufficient to resource its anticipated contractual commitments. The Company anticipates its 364 day bank operating loan will be extended in 2010 in the normal course.

Market Risk

The Company's bank operating loan bears interest based on floating Canadian interest rates. As at December 31, 2009, the Company's average borrowing cost was 3.2% (2008 – 3.2%, 2007 – 6.0%). Based on the Company's borrowings levels as at December 31, 2009, a change of one percent in interest rates would be expected to decrease or increase the Company's annual net income by $0.2 million.

The Company purchases certain products priced in U.S. dollars and sells such products to its customers typically priced in Canadian dollars.  As a result, fluctuations in the value of the Canadian dollar relative to the U.S. dollar can result in foreign exchange gains and losses.  As at December 31, 2009, the Company had entered into a contract to purchase in 2010, U.S. $0.9 million at a fixed exchange rate for the purpose of mitigating its foreign exchange exposure.  The Company does not use financial instruments for speculative purposes. As at December 31, 2009, a one percent change in the Canadian dollar relative to the US dollar would be expected to have no meaningful impact on net income.

Capital Stock

As at December 31, 2009 and 2008, the following shares and securities convertible into shares were outstanding:

(millions)	December 31, 2009	December 31, 2008
	Shares	Shares
Shares outstanding	17.6	18.1
Stock options	1.2	1.3
Share units	0.4	0.2
Shares outstanding and issuable	19.2	19.6

The basic weighted average number of shares outstanding in 2009 was 17.8 million, a decrease of 0.5 million shares from the prior year due principally to the purchases of common shares under its NCIB and to resource share unit obligations. The diluted weighted average number of shares outstanding in 2009 was 18.0 million, a decrease of 0.6 million shares from 2008, comparable to the decrease in the basic weighted average number of shares outstanding.

The Company has established an independent trust to purchase common shares of the Company on the open market to resource share unit plan obligations.  For the year ended December 31, 2009 there were 120,700 common shares acquired by the trust at an average cost per share $5.60. (2008 – 300,095 at an average cost per share of $6.86). As at December 31, 2009, the trust held 360,576 common shares (December 31, 2008 – 343,892 shares).

A stock option cash settlement mechanism was introduced during the third quarter of 2009 which enables the Company to manage share dilution while resourcing its long term incentive compensation plan on a tax efficient basis. The Company's intention is to settle stock option exercises with cash going forward. As a result, the Company's stock option obligations are now classified as current obligations on the balance sheet (subject to vesting) based on the positive difference between the Company's closing stock price at period end and the underlying option exercise price. The offset to the generation of the current liability is contributed surplus, up to the cumulative expensed Black Scholes valuation, and compensation expense for the excess of the intrinsic value over the cumulative expensed Black Scholes value. The liability is marked to market at each period end, with any adjustment allocated to the relevant account as detailed above.

On January 6, 2009, the Company announced a NCIB to purchase for cancellation through the facilities of NASDAQ, up to 900,000 common shares representing approximately 5% of its outstanding common shares. As at December 31, 2009, the Company had purchased 553,710 shares at a cost of $2.9 million ($5.17 per share). On December 23, 2009, the Company announced the renewal of the NCIB, effective January 4, 2010, to purchase up to 880,000 common shares representing approximately 5% of its outstanding common shares. Shares may be purchased up to December 31, 2010.

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

Allowance for Doubtful Accounts

The Company extends credit to customers and other parties in the normal course of business. Management regularly reviews outstanding accounts receivable and provides for estimated losses through an allowance for doubtful accounts. In evaluating the level of the established allowance, management makes judgments regarding a party's ability to make required payments, economic events and other factors.  As the financial condition of a party changes, circumstances develop or additional information becomes available, adjustments to the allowance for doubtful accounts may be required.  As at December 31, 2009 and 2008, the allowance for doubtful accounts was $2.3 million and $2.8 million, respectively.

Inventory Reserves

The Company has significant investments in inventory to service its customers.  On a routine basis, the Company uses judgment in determining the level of write-downs required to record inventory at the lower of average cost or net realizable value. Management's estimates are primarily influenced by market activity levels. Changes in these or other factors may result in a write-down in the carrying value of inventory. As at December 31, 2009 and December 31, 2008, the Company had recorded net realizable value reserves for inventory of $6.3 million and $2.8 million, respectively.

Goodwill

The Company has acquired certain operations which have resulted in the recording of $20.6 million of goodwill on the balance sheets as at December 31, 2009 and 2008. In accordance with Canadian GAAP, the Company is required to perform an annual goodwill impairment evaluation. The Company evaluates goodwill impairment as at December 31 at the consolidated level as it operates through a single operating segment and cash generating unit. The impairment evaluation involves comparing the estimated fair value of the Company's business to its carrying amount to determine if a write down to fair value is required. Fair value is estimated using future cash flow projections, discounted to their present value. Future cash flows are based on various assumptions and judgments including actual performance of the business, management's estimates of future performance of the business, indicators of future oil and gas industry activity levels including future commodity price forecasts, and long term growth rates of 6% derived from earnings and cash flow trading multiples for comparable public energy service companies. Present value discount rate assumptions use an estimate of the Company's weighted average cost of capital, based on the average five-year historic volatility of public energy service company share prices and benchmark interest rates. The after tax discount rate ranges from 12% to 14%. Changes in such estimates or the application of alternative assumptions could produce significantly different results. As at December 31, 2009 the estimated fair value of the Company's business would approximate its carrying amount if the after tax discount rate were to increase by 1% to 3%, or the assumed growth rate was reduced by 2% to 4%. See “Business Outlook” for discussion of industry conditions.

Future Tax Assets and Liabilities

Future tax assets and liabilities are recognized for differences between the book value and tax value of the net assets of the Company. In providing for future taxes, management considers current tax regulations, estimates of future taxable income and available tax planning strategies. If tax regulations, operating results or the ability to implement tax planning strategies vary, adjustments to the carrying value of future tax assets and liabilities may be required. See Note 11 to the consolidated financial statements for the significant components of the future income tax assets and liabilities, and a reconciliation of the Company's income tax provision.

Risk Factors

In addition to the information set forth elsewhere in this MD&A, the following factors should be carefully considered when evaluating CE Franklin.

Fluctuations in the overall profitability of the oil and gas industry can affect the demand for CE Franklin's products and services and, therefore, CE Franklin's sales, cash flows and profitability.  CE Franklin's operations are materially dependent upon the level of activity in oil and gas exploration, development and production in western Canada.  Both short-term and long-term trends in oil and gas prices affect activity levels of such activity.  Other factors that can impact the level of drilling, exploration and production and oil sands project activity and the overall profitability of the oil and gas industry include:

relatively minor changes in, or threats to, the worldwide supply of and demand for oil and natural gas;
the ability of the members of the Organization of Petroleum Exporting Countries (“OPEC”) to maintain price stability through voluntary production limits;
the level of oil production by non-OPEC countries;
The level of North American gas production and liquefied natural gas imports, relative to North American demand for gas;
the movement of the Canadian dollar relative to its U.S. counterpart (crude oil and natural gas exports are generally traded in U.S. dollars);
general economic and political conditions in North America and worldwide; and

   the presence or absence of drilling incentives such as Canadian provincial royalty holidays, availability of new leases and concessions and government regulations regarding, among other things, export controls, carbon taxes, regulatory emissions reduction targets and other environmental protection measures, changes in royalty rates, taxation, price controls and availability of product transportation and refining capacity.

CE Franklin believes that any prolonged reduction in oil and gas prices or other factors that may impact the profitability of the oil and gas industry, would depress the level of exploration and production activity.  This would likely result in a corresponding decline in the demand for CE Franklin's products and services and could have a material adverse effect on CE Franklin's sales, cash flows and profitability.  There can be no assurance as to the future level of demand for CE Franklin's products and services or future conditions in the oil and gas and oilfield supply industries.

Weather conditions could decrease the demand for CE Franklin's products and services.  CE Franklin's financial performance is tied closely to the seasonality of drilling activity.  Higher drilling activity in Canada is generally experienced in the winter months.  In the spring and early summer, drilling activity slows due to the difficulty in moving equipment during the spring thaws.  To the extent that unseasonable weather conditions such as excessive rain or unusually warm winters affect the ability of CE Franklin's customers to access their oil and gas sites, then the demand for CE Franklin's products and services would temporarily decrease and the Company's sales, cash flows and profitability would be adversely affected.

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

the ability of new brokers and distributors to enter the market;
price competition among existing brokers and distributors;

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

The loss of CE Franklin's major suppliers could adversely affect the Company's sales and gross profit.  A portion of CE Franklin's business are sales where product is obtained from one supplier.  In the event the Company is unable to source products from its existing suppliers, then CE Franklin would need to search for alternate suppliers of these goods.  There can be no assurance that suitable alternate suppliers for such goods would be found.

Labour shortages could adversely affect the Company's ability to service its customers.  The Company faces the challenge of attracting and retaining workers to meet any increase in demand for its products and services.  In a highly competitive market for employees, the Company may experience periods of high employee turnover that could result in higher training costs or reduced levels of service to customers.  The Company may also experience wage inflation.  These could result in increased costs or the loss of customers and market share.

During periods of high demand for products and services, the Company may experience product shortages.  The frequency and duration of the shortages may impact the financial performance of the Company.  Product shortages may impact profit margins or could result in the loss of customers.

The Company may experience a financial loss if inventory becomes obsolete or otherwise un-saleable.  The rate of product technical innovation and the company's ability to return un-saleable inventory to suppliers may impact financial performance.

Significant downtime at the Company's centralized Distribution Centre located in Edmonton, Alberta could materially impact net income and cash flow from operations.  The Company operates a hub and spoke distribution model with the Distribution Centre strategically located within reasonable proximity to a majority of its vendors.  The Distribution Centre acts as a supply hub for its 49 branches.  Significant downtime at this facility could impact the Company's gross profit margins net income and cash flow from operations.

A substantial portion of the Company's sales to customers depend on written contracts that are cancelable at any time, or are based on verbal agreements.  The key factors which will determine whether a customer will continue to use the Company are pricing, service quality and availability, strategically located service centers and technical knowledge and experience.  There can be no assurance that the Company's relationships with its customers will continue, and a significant reduction or total loss of business from these customers, if not offset by increased sales to new or existing customers, could have a material adverse effect on the Company's net income or cash flow from operations.

The Company may experience a financial loss if its significant customers fail to pay CE Franklin for its products or services.  The Company's ability to collect the proceeds from the sale of its products and services from its customers depends on the payment ability of its oil and gas customer base. The recent upheaval in global credit markets and decline in oil and gas prices may increase the payment risk associated with the Company's customers.

The Company relies on its bank operating loan to finance its ongoing net working capital and other funding requirements.  CE Franklin has a $60 million borrowing facility provided by a syndicate of three banks that matures in July 2010.  While management believes that this facility will be adequate to fund its working capital requirements, there can be no assurance that additional credit will become available if required, or that an appropriate amount of credit with comparable terms and conditions will become available when the facility matures.  The bank operating loan contains restrictive covenants which, amongst other things, limits the amount of borrowing available under the facility to a maximum of 3.0 times average borrowing levels compared to EBITDA for the trailing 12 month period.  Accordingly, declining profitability could limit the amount the Company may borrow under the facility.

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

Any material weaknesses or other deficiencies in the Company's control systems may affect its ability to comply with reporting requirements and stock exchange listing standards or cause its financial statements to contain material misstatements, which could negatively affect the market price and trading liquidity of its common stock, cause investors to lose confidence in the Company's reported financial information, as well as subject CE Franklin to civil or criminal investigations and penalties.

The Company's major shareholder may influence the Company's affairs.  The Company's share ownership is highly concentrated and, as a result, CE Franklin's principal shareholder effectively controls the Company's business.  As at the date of this Form 20-F, CE Franklin's largest shareholder, Smith, owned approximately 55% of the Company's common shares outstanding.  As a result, Smith has the voting power to significantly influence the Company's policies, business and affairs and the outcome of any corporate transaction or other matter, including mergers, consolidations and the sale of all, or substantially all, of the Company's assets.

In addition, the concentration of the Company's ownership may have the effect of delaying; deterring or preventing a change in control that otherwise could result in a premium in the price of the Company's common shares.

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

forecasted oil and gas industry activity levels in 2010 and beyond;
planned capital expenditures and working capital and availability of capital resources to fund capital expenditures and working capital;
the Company's future financial condition or results of operations and future revenues and expenses;
the Company's business strategy and other plans and objectives for future operations;
fluctuations in worldwide prices and demand for oil and gas;
fluctuations in the demand for the Company's products and services.

Should one or more of the risks or uncertainties described above or elsewhere in this MD&A occur, or should underlying assumptions prove incorrect, the Company's actual results and plans could differ materially from those expressed in any forward-looking statements.

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

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

In February 2008, the Canadian Accounting Standards Board confirmed that the basis for financial reporting by Canadian publicly accountable enterprises will change from Canadian GAAP to IFRS effective for January 1, 2011, including the preparation and reporting of one year of comparative figures. This change is part of a global shift to provide consistency in financial reporting in the global marketplace.

Project Structure and Governance

A Steering Committee has been established to provide leadership and guidance to the project team, assist in developing accounting policy recommendations and ensure there is adequate resources and training available. Management provides status updates to the Company's Audit Committee on a quarterly basis.

Resources and Training

CE Franklin's project team has been assembled and has developed a detailed workplan that includes training, detailed Canadian GAAP to IFRS analysis, technical research, policy recommendations and implementation. The project team completed initial training and ongoing training will continue through the project as required. The Company's Leadership Team and the Audit Committee have also participated in IFRS awareness sessions.

IFRS Progress

The project team is currently assessing the differences between Canadian GAAP and IFRS. A risk based approach has been used to identify significant differences based on possible financial impact and complexity. The significant differences have been identified and the impact to financial reporting, information systems and internal controls over financial reporting is being assessed.  There are a number of IFRS standards in the process of being amended by the International Accounting Standards Board and are expected to continue until the transition date of January 1, 2011. The Company is actively monitoring proposed changes.

At this stage in the project, CE Franklin cannot reasonably determine the full impact that adopting IFRS would have on its financial position and future results.

RECENT ACCOUNTING PRONOUNCEMENTS

Under revised CICA section 1506, “Accounting Changes" and the U.S. Securities and Exchange Commission's (SEC) Staff Bulletin No. 74 (SAB 74), the Company is required to disclose certain information related to recently issued accounting standards.  This guidance requires that when a new accounting standard has been issued but has not yet been adopted, the Company should discuss the effect that the new standard will have on the Company's financial statements when adopted.

Recent Canadian GAAP pronouncements

i)

CICA 1582 – Business Combinations, CICA 1601 – Consolidated Financial Statements and CICA 1602 – Non-controlling Interests

These statements replaced CICA 1581 – Business Combinations and CICA 1600 – Consolidated Financial Statements and established a new statement for accounting for non-controlling interests. The Company believes that the early adoption of these standards will be assessed as appropriate, as the effective date is for acquisitions on/after the beginning of the first annual reporting period beginning on/after January 1, 2011.

Recent US GAAP pronouncements

i)

Topic 855 – Subsequent events

This statement sets out to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued.  In particular, this statement sets forth:

•

The period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements.

•

The circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements.

•

The disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

This statement applies to interim and annual financial periods ending after June 15, 2009. The Company will review subsequent events on a case by case basis going forward in line with current reporting practices and ensure compliance at each reporting period end.

The Company has considered possible material subsequent events up to January 28, 2010. There were no such events.

ii)

Topic 860 – Accounting for transfers of financial assets

This statement amends FAS 140 – Accounting for transfers and servicing of financial assets and extinguishments of liabilities, with significant attention paid to how companies account for transfers of financial assets. This statement applies to mergers where the merger date is on or after the beginning of an initial reporting period beginning on or after December 15, 2009. The Company believes that this will have minimal effect on its financial statements, but will reassess if and when future business mergers occur.

iii)

Topic 810 – New consolidation guidance for variable interest entities

This statement amends the consolidation guidance under FIN 46 (R) - Consolidation of Variable Interest Entities, and specifically eliminated the exemption for qualifying special purpose entities. This statement will be applied prospectively for years beginning after November 15, 2009 and interim periods within those years. The Company believes that this will have minimal effect on its financial statements.

Controls and Procedures

CE Franklin's Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, the Company's disclosure controls and procedures were effective.

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

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009. In making this assessment, it used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the Company's assessment, management has concluded that as of December 31, 2009, CE Franklin's internal control over financial reporting is effective based on those criteria.

Our independent registered public accounting firm, PricewaterhouseCoopers LLP, audited the effectiveness of the Company's internal control over financial reporting as at December 31, 2009, as stated in its attestation report, which is included on pages 49 and 50 of this Annual Report on Form 20-F.

There were no changes to the Company's internal control over financial reporting that occurred during 2009 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

OTHER ITEMS

Additional information relating to the Company, including its Form 20-F, is available under the Company's profile on SEDAR at www.sedar.com and at www.cefranklin.com.

C.

Research and Development, Patents and Licenses, etc.

Not applicable.

D.

Trend Information

See Item 4B and Item 5A.

E.

Off-balance Sheet Arrangements

The Company has not engaged in off-balance sheet financing arrangements through special purpose entities.

F.

Tabular Disclosure of Contractual Obligations

Information for this item is set forth under “Contractual Obligations” under Item 5.

G.

Safe Harbor

Forward Looking Statements

Information for this item is set forth under “Forward Looking Statements” under Item 5.

Item 6:

Directors, Senior Management and Employees

A.

Directors and Senior Management

The following table sets forth certain information about the Company's directors and leadership team, as of January 28, 2010:

Name and Municipality of Residence

Age

Position with CE Franklin

Michael S. West

47

President, Chief Executive

Calgary, Alberta

Officer and Director

W. Mark Schweitzer

48

Vice President and

Calgary, Alberta

Chief Financial Officer

Merv G. Day

59

Senior Vice President,

Calgary, Alberta

Business Development

James E. Baumgartner

55

Vice President, Commercial Strategies

Edmonton, Alberta

Ronald L. Koper

51

Vice President,

Calgary, Alberta

Business Effectiveness

Timothy M. Ritchie

39

Vice President, Sales

Calgary, Alberta

Roderick H. Tatham

51

Vice President, Operations

Calgary, Alberta

David A. Dyck (2)(3)

48

Director

Calgary, Alberta

Michael J.C. Hogan (1)(4)

53

Director

Calgary, Alberta

John J. Kennedy (2)(4)

57

Director

Houston, Texas

Robert McClinton (1)(3)

59

Chairman and Director

Calgary, Alberta

Donald McKenzie (1)(4)

60

Director

Houston, Texas

Victor J. Stobbe (2)(3)

68

Director

DeWinton, Alberta

Notes:

1)

Member of Corporate Governance and Nominating Committee.

2)

Member of Compensation Committee.

3)

Member of Audit Committee.

4)

Member of Quality, Health, Safety and Environment.

The directors are elected annually at the Company's annual general meeting.  The 2010 annual general meeting will be held on April 27, 2010 (the “Meeting”).  Messrs. Dyck and Stobbe will not be standing for re-election at the Meeting. The following is a summary of the background of each director and member of the Company's leadership team.

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

Merv G. Day

Mr. Day is Senior Vice President, Business Development and joined CE Franklin in 2008.  Prior to joining CE Franklin, Mr. Day was President of a major valve manufacturer in Canada. He has over 30 years experience in the manufacturing and distribution of valves, pipe, fittings and instrumentation in the Canadian and international energy industry.

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

Ronald L. Koper

Mr. Koper is Vice President, Business Effectiveness and joined the Company in 2000.  Over the last 25 years he has worked with a variety of large and mid-sized corporations in the human resources and organizational development profession.  Mr. Koper graduated from the University of Calgary in 1984 with a Bachelor of Commerce degree.

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

Robert McClinton

Mr. McClinton was elected to the Board in 2006, and appointed Chairman in 2008. Robert McClinton, a Chartered Accountant, has been an independent business consultant since April 2005. From September 2007 to October 2008, he served as Chief Financial Officer of CEP International Petroleum Ltd., a private company. Mr. McClinton was a major shareholder and President & CEO of BMP Energy Systems (“BMP”) from 1992 to 2005, when BMP was sold to a public company. During the 10 years prior to joining BMP, Mr. McClinton served as director and senior financial officer of Canadian Turbo Inc. He began his career in 1969 with Deloitte & Touche in Northern Ireland, where he obtained his Chartered Accountant designation before immigrating to Canada in 1974. Mr. McClinton is a member of the Alberta and Canadian Institute of Chartered Accountants, Financial Executives International and the Institute of Corporate Directors (“ICD”).

David A. Dyck

Mr. Dyck was appointed to the Board in 2004.  David Dyck is President and CEO of Ivanhoe Energy Canada, a Canadian-based, international, heavy oil development and production company. From 2007 to 2009 Mr. Dyck was President and CEO of LeaRidge Capital Inc., a company providing financial advisory services for corporations. From 2000 to 2007, Mr. Dyck served as Senior Vice-President, Finance and CFO for Western Oil Sands Inc., where he guided the company through 24 debt and equity financings and acted as Deal Team Leader in the Plan of Arrangement with Marathon Oil Corporation. Mr. Dyck previously spent 12 years with Summit Resources Limited, holding various roles, including Senior Vice-President Finance and Administration and CFO. He is a member of the Alberta and Canadian Institute of Chartered Accountants, the Financial Executives Institute and the ICD.

Michael J.C. Hogan

Mr. Hogan was appointed to the Board in 2006.  Michael Hogan is a 30 year veteran of the electric power industry. He is President and CEO of Enact Power Ltd., providing business development support to companies pursuing electric power investment in Canada and internationally. From 1995 to 1998, Mr. Hogan was President and CEO of SaskPower Commercial Inc., the international development arm of SaskPower. He is a member of the Association of Professional Engineers, Geologists, and Geophysicists of Alberta (APEGGA) and ICD. Mr. Hogan has also completed the Director Education Program and holds the ICD designation.

John J. Kennedy

Mr. Kennedy was appointed to the Board of Directors of CE Franklin in 1999.  John Kennedy previously was Senior Vice-President and CFO of Smith. He has worked in the energy industry for over 29 years in various executive and management positions. Mr. Kennedy is a member of several professional bodies in both the United Kingdom and United States, including the Energy Institute, the Association of Corporate Treasurers, the ICD, and is a member of the board of directors of the Petroleum Equipment Supplier Association.

Donald McKenzie

Mr. McKenzie was elected to the Board in March 2008. Donald McKenzie retired as President and CEO of M-I SWACO, a subsidiary of Smith, on January 1, 2009 and has taken on the role as advisor to the CEO, President and COO of Smith. Mr. McKenzie joined Smith over 20 years ago as regional Vice-President, Europe & Africa and has held increasingly senior positions with the Smith group of companies. Prior to joining Smith, he served as President of Dailey Petroleum Services Corp. Mr. McKenzie is a member of the Society of Petroleum Engineers, the International Association of Drilling Contractors and the ICD.

Victor J. Stobbe

Mr. Stobbe has been a Director of CE Franklin since 2003.  Victor Stobbe, a Chartered Accountant, has served as a senior officer and/or director of a number of public and private companies in the energy sector for over 30 years. From January 2004 to June 2008, Mr. Stobbe was Vice-President, Corporate affairs and formerly CFO of Wave Energy Ltd., a private oil & gas company. In May of 2008, he retired as director of Trican Well Service Ltd. Mr. Stobbe is a member of the ICD and of the Alberta and Canadian Institute of Chartered Accountants.

B.

Compensation

The following table sets forth the compensation information for the President and Chief Executive Officer, the Vice-President and Chief Financial Officer and the three most highly compensated executive officers who were serving in such capacities at December 31, 2009 collectively the Named Executive Officers (“NEOs”) for services rendered to the Corporation for the three years ended December 31, 2009:

Name and Principal Position	Year	Salary(1) ($)	PSU Awards(2) ($)	RSU Awards(3) ($)	Option Awards(4) ($)	Non-Equity Incentive Plan Compen-sation/ Annual Incentive Plans(5) ($)	All Other Compen-sation(6) ($)	Total Compen-sation ($)
Michael S. West President and CEO(10)	2009 2008 2007	405,000 390,000 420,000	102,000 --- ---	300,000 --- 300,000	--- 600,000 300,000	140,000 546,000 ---	10,496 10,000 9,600	957,496 1,546,000 1,029,600
W. Mark Schweitzer Vice-President, and CFO(11)	2009 2008 2007(7)	290,000 290,000 115,385	68,000 --- ---	200,000 --- 89,975	--- 225,000 560,700	75,000 203,000 ---	14,481 10,000 5,942	647,481 728,000 772,002
Merv Day Sr. Vice-President Business Development(12)	2009 2008(8)	217,000 63,510	25,500 ---	75,000 ---	--- ---	49,000 39,375	8,221 Nil	374,721 102,885
James E. Baumgartner Vice-President Commercial Strategies(13)	2009 2008 2007	203,000 200,000 210,000	17,850	52,500 --- 50,000	--- 100,000 50,000	48,000 140,000 ---	10,137 10,002 10,471	331,487 450,002 320,471
Timothy M. Ritchie, Vice-President, Sales(14)	2009(9) 2008 2007	189,000 165,000 175,000	25,500	75,000 --- 50,000	--- 90,000 50,000	43,000 115,500 ---	11,353 9,902 9,981	343,853 380,402 284,981

Notes:

(1)

The 2009 salary reflects the impact of (a) the early 2009 re-instatement of salaries to levels prior to the 2008 roll back and (b) the furlough program.

(2)

The 2009 target Performance Share Unit awards were set on February 17, 2009 at fair value of $5.54 per unit and subsequently multiplied by a performance multiplier of 34%, based on actual 2009 Return on Net Assets performance, to calculate the value of Performance Share Unit awards earned for 2009.

(3)

The 2009 RSU awards were granted on February 17, 2009 at fair value of $5.54 per unit.

(4)

The option awards recorded for 2008 in this table were granted on December 11, 2007 in connection with 2008 compensation.

(5)

Annual incentive bonus amounts are disclosed in the year in which they are earned, not in the year in which they were paid.

(6)

Contributions to a group registered retirement savings plan.

(7)

Mr. Schweitzer joined the Corporation on August 13, 2007 as Vice President and Chief Financial Officer.

(8)

Mr. Day was appointed Senior Vice-President, Business Development effective September 15, 2008.

(9)

Mr. Ritchie was appointed Vice-President, Sales in November 2008, and previously held the position of Vice-President, IT Projects.

(10)

Mr. West currently holds 37,567 Common Shares.

(11)

Mr. Schweitzer currently holds 77,909 Common Shares.

(12)

Mr. Day currently holds 39,400 Common Shares.

(13)

Mr. Baumgartner currently holds 615 Common Shares.

(14)

Mr. Ritchie currently holds 7,273 Common Shares.

INCENTIVE PLAN AWARDS

Outstanding Share-based Awards and Option-based Awards

	Option-based Awards				Share-based Awards (RSUs and PSUs)
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options(1) ($)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share-based Awards that have not Vested (2) ($)
Michael S. West	17,472 41,991 189,956	4.60 10.90 6.50	01/11/2015 01/31/2017 12/11/2014	149,357	RSU: 63,923 PSU: 18,412	581,285
W. Mark Schweitzer	52,428 58,255 71,232	10.30 10.30 6.50	08/13/2017 08/13/2017 12/11/2014	39,890	RSU: 39,010 PSU: 12,274	362,065
Merv Day	Nil	N/A	N/A	Nil	RSU: 13,538 PSU: 4,603	128,075
James E. Baumgartner	27,609 28,139 38,022 26,203 6,996 31,656	3.50 3.49 2.70 4.60 10.90 6.50	01/01/2012 12/13/2012 12/12/2013 01/11/2015 01/31/2017 12/11/2014	446,707	RSU: 11,105 PSU: 3,222	101,148
Timothy M. Ritchie	28,139 41,824 28,823 6,996 28,492	3.49 2.70 4.60 10.90 6.50	12/13/2012 12/12/2013 01/11/2015 01/31/2017 12/11/2014	369,669	RSU: 15,166 PSU: 4,603	139,569

Note:

(1)

The value of unexercised In-the-Money Options at December 31, 2009 was calculated by determining the difference between the closing price of the Common Shares on the TSX on December 31, 2009, which was $7.06 and the exercise price of such options.

(2)

Consists of RSU and PSU Share-based awards. The value of the RSUs and PSUs was determined using the closing price of the Common Shares on the TSX on December 31, 2009 which was $7.06.

DIRECTOR COMPENSATION

Each independent director of the Corporation who is not an officer or employee of the Corporation or of Smith, the Corporation's majority shareholder, receives annual Board and Committee retainers, prorated for partial services, and meeting fees. The independent directors are also compensated through the granting of Deferred Share Units (“DSUs”) pursuant to the Corporation's DSU plan. Additionally, the Corporation reimburses directors for out-of-pocket travel expenses.

The objectives of the Corporation's compensation program for independent Board members are to attract and retain highly qualified Board members through providing market competitive compensation which appropriately recognizes the strategic contribution, risks and liabilities faced by Board members and aligns the interests of Board members and Shareholders. The Board, through the Compensation Committee, annually reviews independent director compensation and makes appropriate recommendations for approval to the Board.

In March 2009, Mercer was engaged by the Compensation Committee to review the Corporation's director compensation levels relative to publicly disclosed compensation levels of Canadian and US traded organizations.  Director compensation levels were benchmarked against Canadian and US peer groups. The Canadian peer group was comprised of the same 17 publically traded organizations as the 2009 executive compensation peer group. In addition, a US peer group, consisting of 11 comparably-sized publicly traded US organizations from the oil & gas equipment and service industry included:

Matrix Service Company

Ion Geophysical Corp.

Allis-Chalmers Energy Inc.

Gulf Island Fabrication Inc.

PHI Inc.

Englobal Corp.

GE Okinetics Inc.

Superior Well Services Inc.

Dawson Geophysical Co.

T-3 Energy Services Inc.

Trico Marine Services Inc.

Given the North American nature of the Corporation with respect to its ownership, American stock exchange listing and SEC registration, it was considered appropriate to adopt a blended Canadian and American director compensation package. The Compensation Committee used the data regarding the Canadian and American peer groups as a frame of reference and applied judgement in making the 2009 director compensation recommendations to the Board in light of the difficult economic environment, resulting in a downward adjustment to levels that had not increased since 2006. See “2009 Annual Independent Director Compensation Levels” below.

2009 Annual Independent Director Compensation Levels

Item	Annual Compensation Until April 27, 2009	Annual Compensation After April 27, 2009
Board Chair Cash Retainer	$60,000	$60,000
Board Chair DSU Grant	90,000	50,000
Board Member Retainer	30,000	30,000
Board Member DSU Grant	60,000	50,000
Audit Committee Chair Retainer	25,000	15,000
Other Committee Chair Retainer	15,000	10,000
Board and Committee Meeting Fees (per meeting attended)	1,750	1,500

On an annual basis, Board members may elect to receive all or a portion of their annual cash retainer in the form of DSUs.

DSU Plan Awards:  Effective May 2, 2006, the Corporation adopted the DSU Plan. Under the terms of the DSU plan, DSUs entitle the holder thereof to receive upon exercise by the holder, but at the election of the Corporation:  (i) a number of Common Shares equal to the number of mature DSUs then held; or (ii) a payment from the Corporation equal to the weighted average trading price of the Common Shares on the TSX for that date and the nine trading days immediately preceding that date. DSUs vest on the date of grant and can only be redeemed when the director resigns from the Board.

There have been no DSUs exercised to date.  It is the Corporation's intention to resource future DSU exercises either through open-market purchases of Common Shares or in cash.

Share Ownership Guidelines for Independent Directors: In March of 2006, the Board approved share ownership guidelines for independent directors.  These guidelines provide that independent directors be required to hold a multiple of four times their annual retainer measured on the basis of investment cost, with such holdings to be accumulated over five years of becoming a director. All of the current independent directors meet these requirements.

Meeting Attendance

The average Board and committee meeting attendance rate in 2009 was 97% and 100%, respectively.

The attendance record for each director for all Board and committee meetings held for the financial year ended December 31, 2009 is set out below. In addition, directors have a standing invitation to attend those committee meetings on which they do not serve as a member. Such attendance is not reflected in the attendance record below.

	Board of Directors(1)		Committees of the Board(1)
Name of Director	Board	Strategy	Audit	Compensation	Corporate Governance and Nominating	Quality, Health, Safety, and Environment
David A. Dyck	5 of 5	1 of 1	4 of 4	5 of 5	N/A	N/A
Michael J.C. Hogan	5 of 5	1 of 1	N/A	N/A	3 of 3	2 of 2
John J. Kennedy	4 of 5	1 of 1	N/A	5 of 5	N/A	2 of 2
Robert McClinton(2)	5 of 5	1 of 1	4 of 4	N/A	3 of 3	2 of 2
Donald McKenzie	5 of 5	1 of 1	N/A	N/A	3 of 3	2 of 2
Victor J. Stobbe	5 of 5	1 of 1	4 of 4	5 of 5	N/A	N/A
Michael S. West	5 of 5	1 of 1	N/A	N/A	N/A	N/A
Attendance Rate	97%	100%	100%	100%	100%	100%

Notes:

(1)

At each meeting of the Board of Directors and the committees, in-camera sessions without management are held.

(2)

As independent Chairman of the Board, Mr. McClinton has been appointed as ex-officio voting member on those committees he does not serve as a member.

2009 Independent Directors Summary Compensation Table

Name	Fees Earned ($)	Share (DSU) Awards ($)	Total ($)
David A. Dyck	64,250	50,000	114,250
Michael J.C. Hogan	57,500	50,000	107,500
Robert McClinton (1)	92,750	50,000	142,750
Victor J. Stobbe	69,250	50,000	119,250
Total	283,750	200,000	483,750

Note:

(1)

Mr. McClinton serves as independent Chairman of the Board. Amounts include fees paid for committee meetings attended as ex-officio voting member.

Outstanding Share-based Awards and Option-based Awards

	Option-based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options(1) ($)
David A. Dyck	20,000	4.60	11/01/2015	49,200
Victor J. Stobbe	6,667	4.60	11/01/2015	16,401

Note:

(1)

The value of unexercised In-the-Money Options at December 31, 2009 was calculated by determining the difference between the market value of the option at the end of the financial year and the exercise price of such option. The closing price of the Corporation's Common Shares on the TSX on December 31, 2009 was $7.06.

Incentive Plan Awards - Value Vested or Earned During 2009

Name	Option-based Awards – Value Vested During 2009(1) ($)	Share-based Awards (DSUs) – Value Vested During 2009 ($)
David A. Dyck	Nil	50,000
Michael J.C. Hogan	N/A	50,000
Robert McClinton	N/A	50,000
Victor J. Stobbe	Nil	50,000

Note:

(1)

Outstanding Options were fully vested.

Director Share Ownership Summary – Investment at Risk

The following table summarizes the share-ownership of the independent directors as at December 31, 2009, including investment at risk statistics for the independent directors.

Name	Common Shares Held (1) (#)	DSU's Held (2) (#)	Market Value of Common Shares and DSUs Held (3) ($)	Value of Unexercised In-the-Money Options(4) ($)	Total Value At-Risk(5) ($)	Value At-Risk as a Multiple of Annual Retainer(6)
David A. Dyck	Nil	23,330	164,710	49,200	213,910	7.1x
Michael J.C. Hogan	Nil	25,292	178,562	Nil	178,562	6.0x
Robert McClinton	Nil	26,246	185,297	Nil	185,297	6.2x
Victor J. Stobbe	13,300	25,728	275,538	16,401	291,939	9.7x

Notes:

(1)

Number of Common Shares beneficially owned or controlled.

(2)

DSUs vest on the date of grant and can only be redeemed when the director resigns from the Board.

(3)

The market value of Common Shares and DSUs held represents the number of Common Shares and DSUs held multiplied by the closing price of $7.06  for the Common shares on the TSX as at December 31, 2009.

(4)

See Table entitled “Outstanding Share-based Awards and Option-based Awards” above.

(5)

Total value at risk represents the sum of the market value of Common Shares and DSUs held plus the value of “Unexercised In-the-Money Options.

(6)

“Value At-Risk as a Multiple of Annual Retainer” is the “Total Value at-Risk” for the directors divided by the 2009 annual retainer for the director.

C.

 Board Practices

CORPORATE GOVERNANCE

The following describes the Corporation's governance practices with reference to National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”) and National Instrument 58-101 (“Disclosure of Corporate Governance Practices”).

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

To assist the Board in fulfilling its responsibilities for strategy and direction, annual strategy sessions are held and updates on the strategy and existing business opportunities are provided by management at regularly scheduled meetings throughout the year. Annual strategy sessions include reviews of the competitive environment, industry trends and other developments that affect CE Franklin's business. In addition, at regularly scheduled meetings, members of the Board receive and discuss reports from operating and financial management, review the Corporation's overall financial position, and discuss current trends, developments, issues and plans. A budget is reviewed and approved by the Board on an annual basis and a comparison of actual results to budget and prior year's results is monitored on a quarterly basis pursuant to management reports. Significant transactions or activities outside of the ordinary course of business and activities not contemplated by the budget require Board approval and are considered at additional meetings that are held as required. Informal discussion occurs between management and members of the Board on a regular basis, which facilitates open and candid discussions among independent directors.  The independent members of the Board meet independently of management at each meeting of the Board. The Board met five times during 2009, excluding the 2009 strategy session.

See "Meeting Attendance" on page 35, for the attendance record of each director for all Board, Strategy and committee meetings held for the financial year ended December 31, 2009.

Board Structure and Composition

The Board is composed of seven members, being a size considered appropriate by the Board, having regard to the Corporation's size and complexity. Under NP 58-201, a director is independent if he or she has no direct or indirect material relationship with the Corporation.  A "material relationship" is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director's independent judgement.  In addition, certain individuals are deemed, for the purposes of NP 58-201, to have material relationships with the Corporation, including any individual who is, or has recently been an employee or executive officer of the Corporation, and an individual whose immediate family members is, or has recently been, an executive officer of the Corporation.  Under this definition, at the present time, the Board has four independent directors as defined under NP 58-201: David A. Dyck, Michael J.C. Hogan, Robert McClinton and Victor J. Stobbe, being a majority of the Board.  Messrs. Dyck and Stobbe will not be standing for re-election at the Meeting.  Mr. Stobbe is retiring and Mr. Dyck has recently taken on a new role as President and CEO of Ivanhoe Energy Canada, a Canadian based, international, heavy oil development and production company. As a consequence, the Corporate Governance and Nominating Committee commenced a search for appropriate candidates to fill the vacancies as a result of these retiring directors. The Corporation intends to put forward one candidate for appointment to the Board at the Meeting. The Board may appoint a seventh member to the Board subsequent to this Meeting, as permitted by the Corporations Articles. Messrs. Michael S. West, John J. Kennedy and Donald McKenzie are executive officers of the Corporation or Smith and are thus not independent as defined under NP 58-201. On April 24, 2008, Robert McClinton was appointed as independent Board Chair, separating the role of the chair and the CEO. A position description has been established for the independent Board Chair, as part of his job profile.

To the extent necessary, and subject to the approval of the Board as a whole, any member of the Board is entitled to engage an outside advisor at the expense of the Corporation. Such outside advisor would be available in the event that a director or executive has a material interest in a transaction or agreement under consideration.  The Corporation is controlled by Smith, which, as of January 28, 2010, owned 55% of the outstanding Common Shares of the Corporation and approximately 45% of the outstanding Common Shares are held by shareholders other than the Corporation's significant shareholder and its affiliates.  The independent directors do not have any interests in or relationships with the significant shareholder or its affiliates.

Board Committees

The Board has established four committees: the Audit Committee; the Compensation Committee; the Corporate Governance and Nominating Committee; and the Quality, Health, Safety and Environment Committee. The Corporation does not have an Executive Committee and utilizes in its place ad hoc committees on an as required basis. The Board has developed written position descriptions for the chair of each board committee and also delineates its roles and responsibilities through the mandate of each committee.  There is an in camera session independent of management at all Board and Committee meetings. The following is a brief description of the mandate and composition of each Committee.

Audit Committee

The Audit Committee is composed entirely of independent directors: Victor J. Stobbe (Chair), David A. Dyck and Robert McClinton. The Audit Committee is responsible for, among other matters, reviewing the Corporation's financial reporting process (including reviewing annual and quarterly financial statements) and enquiring as to the adequacy of internal controls. Although it is management's responsibility to design and implement an effective internal control system, the Audit Committee ensures that management has properly done so. The Audit Committee is also responsible for reviewing the performance of external auditors. The Audit Committee has direct communication channels with the Corporation's external auditors and meets with them on a regular basis without management of the Corporation present.  The Audit Committee met four times during 2009. The Audit Committee Charter is attached as Exhibit 1.3 to this Annual Report on Form 20-F and can be accessed on SEDAR at www.sedar.com.

Compensation Committee

The Compensation Committee is composed of two independent directors, being David A. Dyck (Chair) and Victor J. Stobbe; and John J. Kennedy, who is a representative of Smith.  In addition, Robert McClinton, as independent Board Chair, serves as an ex-officio voting member. The Compensation Committee has oversight responsibility in relation to human resources and compensation matters at CE Franklin. The Compensation Committee is responsible for, among other matters, formulating and making recommendations to the Board on compensation issues relating to the directors and senior management, including establishing the compensation philosophy and recommending compensation for the President and CEO  and the executive officers. The Compensation Committee also approves the terms and granting of stock options and RSU and PSU grants to the executive officers and employees of the Corporation. The mandate of the Compensation Committee is posted on the Corporation's website at www.cefranklin.com. The compensation Committee met five times during 2009 and held “in-camera” sessions without the presence of management at each meeting.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is comprised of two independent directors, being Michael J.C. Hogan (Chair) and Robert McClinton; and Donald McKenzie who is a representative of Smith.  The Corporate Governance and Nominating Committee is responsible for, among other matters: monitoring and managing the corporate governance process of the Board, including recommending the number of directors to be elected; recommending nominees, including candidates to fill vacancies; reviewing the performance and effectiveness of the Board, its committees, and each member of the Board, reviewing the performance of the CEO, and management succession plans. The Corporate Governance and Nominating Committee assesses the suitability of potential Board candidates by way of a selection assessment that includes a wide array of factors deemed appropriate all in the context of the perceived needs of the Board and the Corporation at the time.  A skills matrix, assessing the qualities, skills and experience of the current Board has been developed for purposes of identifying desirable skills for potential Board candidates, to provide the greatest opportunity to strengthen the Board.

The Corporation provides education for new directors and provides such orientation and information as individual directors may request on an ongoing basis. Orientation materials relating to CE Franklin's business and affairs are provided to new directors regarding (i) the role of the Board, its committees and its directors and (ii) the nature and operation of the business carried on by the Corporation. All directors are members of the Institute of Corporate Directors (Canada) and receive regular updates on current governance issues and trends. The Corporate Governance and Nominating Committee met three times during 2009.

Quality, Health, Safety and Environment Committee

The Quality, Health, Safety and Environment Committee is comprised of one independent director, being Michael J.C. Hogan, and two representatives of Smith: John J. Kennedy (Chair) and Donald McKenzie. In addition, Robert McClinton, as independent Board Chair, serves as an ex-officio voting member. The Quality, Health, Safety and Environment Committee is responsible for, among other matters, monitoring the management of the Corporation's environmental, health and safety risks, liabilities, policies, practices, procedures and performance. The Quality, Health, Safety and Environment Committee met twice during 2009.

Performance Assessments

The Corporation's Corporate Governance and Nominating Committee, with the support of the Board Chair, lead an annual evaluation of the effectiveness and performance of the Board, all Board committees and individual directors. Annual board and committee effectiveness surveys as well as confidential individual director and Board Chair self-evaluation questionnaires that encourage candid and constructive commentary have been developed. The Board Chair conducts an interview with each director. The Chair of the Board is interviewed and assessed by the Chair of the Corporate Governance and Nominating Committee. Areas of improvement, identified as a result of the performance evaluation process, are then reviewed by the Board and addressed.

Code of Business Conduct

All of CE Franklin's directors, officers and employees are required to comply with its Code of Business Conduct (the "Code") to help ensure that the Corporation's business is conducted in accordance with the highest standards of ethical behaviour. The Code covers all areas of professional conduct, including customer relationships, conflicts of interest, insider trading, financial disclosure, intellectual property and confidential information, as well as requiring strict adherence to all laws and regulations applicable to CE Franklin's business.  Employees may report any violations or suspected violations of the Code by using CE Franklin's hotline.  The Code includes an anti-retaliation statement.  The full text of the Code is published on the Corporation's website at www.cefranklin.com.  No waiver of a provision of the Code has been granted to any senior officer or director since its adoption.

Expectation of Management

The Board relies on management to provide the information that the Board requires to properly perform its duties and expects management to keep it apprised of matters affecting the Corporation, significant risks and opportunities available to the Corporation. The Board has developed a written position description for the President and CEO, as part of his job profile.

D.

Employees

Year	Number of Employees as at December 31,	% in Field	% in Head Office
2009	454	85%	15%
2008	465	84%	16%
2007	440	85%	15%

As of December 31, 2009, the Company had 454 employees, including part-time and hourly, on a full time equivalent basis.  The Company does not anticipate any material changes in its employee structure.  CE Franklin's personnel are not unionized.  The Company does not employ a significant number of temporary employees.

E.

Share ownership

Refer to Item 6B for share ownership of the company's NEO's.

Item 7:

Major Shareholders and Related Party Transactions

A.

Major shareholders

The following table sets forth information, as of January 28, 2010, detailing the ownership of the Company's outstanding voting securities by any person known by the Company to own more than 5% of such voting securities:

Title of Class	Identity of Group	Amount Owned	Percent of Class
Common shares	Smith International	9,729,582	55.3
Common shares	Fidelity Management & Research Company(1)	1,274,690	7.3
Common shares	First Manhattan Co.(2)	1,148,140	6.5

(1)

See February 9, 2009 13G filed with SEC on February 10, 2009.

(2)

See February 9, 2009 13G filed with SEC on February 17, 2009.

At January 28, 2010, Smith held approximately 55% of the issued and outstanding shares of CE Franklin.  Smith has, by virtue of holding over 50% of the outstanding common shares, the power to elect the board of directors of the Company; however, it has agreed that at least two independent directors will be elected.  Smith has the same per share voting rights as other shareholders.

As of January 28, 2010, the Company had 17,579,446 of common shares outstanding and 39 holders of record of the common shares, of whom 18 were located in the United States, one was located in Mexico and 20 were located in Canada.

B.

Related Party Transactions

Information for this item is set forth in note 12 to the consolidated financial statements included in item 17 of this Form 20-F.

C.

Interests of Experts and Counsel

Not applicable.

Item 8:

Financial Information

CE Franklin's consolidated financial statements are stated in Canadian Dollars (Cdn. $) and are prepared in accordance with Canadian GAAP with reconciliation to U.S. GAAP included under note 17 to the consolidated financial statements under Item 17.  In this Form 20-F, unless otherwise specified, all amounts are expressed in Canadian dollars.

A.

Financial Statements and Other Financial Information

The consolidated financial statements of CE Franklin as at and for the years ended December 31, 2009, 2008 and 2007 include the following:

•

Management's Reports dated January 28, 2010

•

Auditors' Report dated January 28, 2010

•

Balance Sheets as at December 31, 2009 and 2008

•

Statements of Changes in Shareholders' Equity for the years ended December 31, 2009, 2008 and 2007

•

Statements of Operations for the years ended December 31, 2009, 2008 and 2007

•

Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007

•

Notes to the consolidated financial statements

See Part III, Item 17 for detailed information.

Dividend Distributions

The Company does not currently pay a dividend to shareholders.

B.

Significant Changes

There have been no significant changes since December 31, 2009.

Item 9:

The Offer and Listing

A.

Offer and Listing Details

The following table sets forth the reporting of the high and low closing prices for the CE Franklin shares on the TSX, AMEX and the NASDAQ for the periods indicated.

		Toronto Stock Exchange ($CDN)		NASDAQ ($US)/American Stock Exchange ("AMEX") prior to April 14, 2009
		High	Low	High	Low

2005		18.33	4.58	15.25	3.75

2006		20.70	11.00	18.40	9.76

2007		13.82	5.80	13.17	5.76

2008	First Quarter	7.95	5.90	7.73	5.85
	Second Quarter	10.43	7.51	10.22	7.44
	Third Quarter	10.61	6.52	10.21	6.35
	Fourth Quarter	7.25	3.03	6.66	2.50

2009	First Quarter	6.60	3.25	5.41	2.75
	Second Quarter	7.15	4.88	6.47	3.99
	Third Quarter	7.87	5.62	7.28	5.01
	Fourth Quarter	7.78	5.66	7.50	5.44

2009	July	6.70	5.65	5.99	5.01
	August	6.28	5.62	5.79	5.15
	September	7.87	6.33	7.28	5.72
	October	7.78	6.50	7.50	5.60
	November	6.37	5.66	6.13	5.44
	December	7.06	5.87	6.92	5.57

On January 28, 2010, the closing price for the Company's common shares was Cdn. $7.23 per share on the TSX and US $6.59 per share on the NASDAQ.

B.

Plan of Distribution

Not applicable.

C.

Markets

The Company's common shares are traded on the TSX under the symbol “CFT” and also on the NASDAQ under the symbol “CFK”.  The table above in Item 9A sets forth the range of high and low prices per share for the common shares on both the NASDAQ and TSX.  The Company was initially listed on the AMEX on November 18, 1993, and subsequently began trading on the TSX on September 26, 1996. On April 14, 2009, the Company moved from the AMEX to the NASDAQ under the same symbol “CFK”.

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

Shareholders' Rights

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

C.

Material contracts

See note 6 “Bank Operating Loan” to the Company's December 31, 2009 consolidated financial statements included under Item 17 for a description of the Company's bank operating loan.

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

Dividends paid or credited, or deemed to be paid or credited, to Non-Resident Holders will be subject to Canadian withholding tax.  The rate of Canadian withholding tax under the Tax Act is 25%, subject to any reduction in the provisions of a tax treaty between Canada and the country in which the recipient is resident.  The Canada-US Treaty provides for a reduction in the rate of Canadian withholding tax to persons who are residents of the United States for the purpose of the Canada-US Treaty.  The withholding tax rate on dividends paid to such United States residents, who are beneficial owners of the dividends, is reduced to 15% by the provisions of the Canada-US Treaty.  The withholding rate is further reduced to 5% in the case of a recipient that is a United States corporation that beneficially owns at least 10% of the voting stock of the Canadian corporation.

F.

Dividends and paying agents

Not applicable.

G.

Statements by experts

Not applicable.

H.

Documents on display

The articles of the Company and By-Law No. 1 of the Company and the other documents referred to in this Form 20-F have been filed on SEDAR and EDGAR or may be viewed at the Company's registered office which is 3700, 400 – 3rd Avenue S.W., Calgary, Alberta, Canada, T2P 4H2.

I.

Subsidiary Information

Not applicable.

Item 11:

 Quantitative and Qualitative Disclosures about Market Risk

Information for this item is set forth under “Market Risk” under Item 5.

Item 12:

Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13:

Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14:

Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15:

Controls and Procedures

Information for this item is set forth under “Controls and Procedures” under Item 5.

Item 16:

Reserved

Item 16A:

Audit Committee Financial Expert

The Company's Audit Committee has three financial experts, Mr. David Dyck, Mr. Robert McClinton and Mr. Victor Stobbe.  All three are considered independent directors.

Item 16B:

Code of Ethics

The Company has adopted a formal written Code of Business Conduct that applies to all directors, officers and employees. For a copy of the Code of Business Conduct please email info@cefranklin.com or visit www.cefranklin.com.

Item 16C:

Principal Accountant Fees and Services

The following table discloses accounting fees and services of the Company:

(1)

Audit fees include professional services for the audit of financial statements and internal control over financial reporting, review of quarterly financial statements and annual filing documents.  The Audit Committee pre-approved 100% of these fees.

(2)

Audit related fees include consultation regarding accounting and financial reporting standards.

(3)

Tax fees include professional services with respect to reviewing tax returns, tax advice and tax planning.  The Audit Committee pre-approved 100% of these fees.

The Company's Audit Committee policy states all auditing services and non-audit services provided to the Company by the Company's auditors shall, to the extent and in the manner required by applicable law or regulation, be pre-approved by the Audit Committee of the Company.  In no circumstances shall the Company's auditor provide any non-audit services that are prohibited by applicable law or regulation.

Item 16D:

Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E:

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On January 6, 2009, the Company announced a normal course issuer bid (“NCIB”) to purchase for cancellation, up to 900,000 common shares through the facilities of NASDAQ, representing approximately 5% of its outstanding common shares. The NCIB expired on December 31, 2009.  During the year ended December 31, 2009, the Company purchased 553,710 shares at an average cost of $5.17 per share for an aggregate cost of $2,863,000 as detailed in the table below.

On December 23, 2009, the Company announced the renewal of the Normal Course Issuer Bid effective January 4, 2010, to purchase up to 880,000 common shares through the facilities of NASDAQ, representing approximately 5% of its outstanding common shares. Shares may be purchased up to December 31, 2010.

The Company has established an independent trust to purchase common shares of the Company on the open market to resource share unit obligations. See Note 9(c) to the consolidated financial statements included under Item 17 for additional details.

Item 16F:

Change in Registrant's Certifying Accountant

Not applicable.

Item 16G:

Corporate Governance

Refer to Item 6C Board Practices and Item 10B Quorum Requirements.

PART III

Item 17:

Financial Statements

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a – 15(f) under the Securities Exchange Act of 1934.  The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financials statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this assessment, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2009.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2009 has been audited by PricewaterhouseCoopers LLP, the independent auditors, as stated in their report which appears on page 49 of this Form 20-F/Annual Report.

Michael West President and Chief Executive Officer January 28, 2010	Mark Schweitzer Vice President and Chief Financial Officer January 28, 2010

MANAGEMENT'S REPORT

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

Management acknowledges responsibility for the integrity of its financial information. Where appropriate, management has made informed judgments and estimates in accounting for transactions, which were not complete at the balance sheet date.  The Company maintains disclosure controls and procedures and internal controls designed to ensure that information required to be disclosed in the consolidated financial statements and annual report is recorded, processed, summarized and reported properly.  CE Franklin's Chief Executive Officer and Chief Financial Officer evaluated the Company's disclosure controls and procedures as at December 31, 2009 to ensure that such disclosure controls and procedures are effective.  There were no significant changes in the Company's internal controls or in other factors that could significantly affect those controls subsequent to the evaluation date.

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

Michael West President and Chief Executive Officer January 28, 2010	Mark Schweitzer Vice President and Chief Financial Officer January 28, 2010

INDEPENDENT AUDITORS' REPORT

To the Shareholders of CE Franklin Ltd.

We have completed integrated audits of CE Franklin Ltd.'s 2009, 2008 and 2007 consolidated financial statements and of its internal control over financial reporting as at December 31, 2009.  Our opinions, based on our audits, are presented below.

Consolidated Financial statements

We have audited the accompanying consolidated balance sheets of CE Franklin Ltd. (the “Company”) as at December 31, 2009 and December 31, 2008, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2009.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these  financial statements based on our audits.

We conducted our audits of the Company's financial statements as at December 31, 2009 and for each of the years in the three year period then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and December 31, 2008 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2009 in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited CE Franklin Ltd.'s internal control over financial reporting as at December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2009 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta

January 28, 2010

CE Franklin Ltd.

Consolidated Balance Sheets

As at December 31

(in thousands of Canadian dollars)	2009	2008
Assets

Current assets
Accounts receivable	67,443	100,513
Inventories	102,669	119,459
Other	4,960	9,529
	175,072	229,501

Property and equipment (note 4)	10,517	9,528
Goodwill	20,570	20,570
Future income taxes (note 11)	1,457	1,186
Other	339	649
	207,955	261,434

Liabilities

Current liabilities
Bank operating loan (note 6)	26,549	34,948
Accounts payable and accrued liabilities	38,489	83,258
Income taxes payable (note 11)	-	3,405
	65,038	121,611

Long term debt (note 7)	290	500
	65,328	122,111

Commitments and contingencies (note 8)

Shareholders* equity
Capital stock (note 9)	23,284	22,498
Contributed surplus	17,184	18,835
Retained earnings	102,159	97,990
	142,627	139,323
	207,955	261,434

See accompanying notes to these consolidated financial statements.

Approved by the Board:
Director
Victor Stobbe
Director
David Dyck

CE Franklin Ltd.

Consolidated Statements of Changes in Shareholders' Equity

For the years ended December 31

	Capital Stock
(in thousands of Canadian dollars and number of shares)	Number of Shares	$	Contributed Surplus	Retained Earnings	Shareholders' Equity
December 31, 2006	18,223	23,586	16,213	62,676	102,475

Stock based compensation expense (note 9 (b) and (c ))	-	-	1,924	-	1,924
Stock options excercised (note 9 (b ))	177	838	(259)	-	579
Purchase of shares in trust for Share Unit Plans (note 9 (c ))	(40)	(325)	-	-	(325)
Shares issued from Share Unit Plan Trust (note 9 (c ))	10	207	(207)	-	-
Net income	-	-	-	13,567	13,567
December 31, 2007	18,370	24,306	17,671	76,243	118,220

Stock based compensation expense (note 9 (b) and (c ))	-	-	1,365	-	1,365
Stock options excercised (note 9 (b ))	13	69	(20)	-	49
Purchase of shares in trust for Share Unit Plans (note 9 (c ))	(300)	(2,058)	-	-	(2,058)
Shares issued from Share Unit Plan Trust (note 9 (c ))	11	181	(181)	-	-
Net income	-	-	-	21,747	21,747
December 31, 2008	18,094	22,498	18,835	97,990	139,323

Normal course issuer bid (note 9 (d ))	(554)	(724)	-	(2,139)	(2,863)
Stock based compensation expense (note 9 (b) and (c ))	-	-	1,662	-	1,662
Modification of Stock option plan (note 9 (b ))	-	-	(1,276)	-	(1,276)
Stock options excercised (note 9 (b ))	57	235	(86)	-	149
Purchase of shares in trust for Share Unit Plans (note 9 (c ))	(121)	(676)	-	-	(676)
Shares issued from Share Unit Plan Trust (note 9 (c ))	105	1,951	(1,951)	-	-
Net income	-	-	-	6,308	6,308
December 31, 2009	17,581	23,284	17,184	102,159	142,627

See accompanying notes to these consolidated financial statements.

CE Franklin Ltd.

Consolidated Statements of Operations

For the years ended December 31

(in thousands of Canadian dollars except shares and per share amounts)	2009	2008	2007

Sales	437,027	547,429	466,275
Cost of sales	360,370	439,760	381,694
Gross profit	76,657	107,669	84,581

Other expenses
Selling, general and administrative expenses	64,226	71,587	58,053
Amortization	2,535	2,367	2,795
Interest expense	915	1,031	2,031
Foreign exchange loss and other	37	242	837
	67,713	75,227	63,716

Income before income taxes	8,944	32,442	20,865

Income tax expense /(recovery) (note 11)
Current	2,894	10,474	7,541
Future	(258)	221	(243)
	2,636	10,695	7,298

Net income and comprehensive income for the year	6,308	21,747	13,567

Net income per share
Basic	0.36	1.19	0.74
Diluted	0.35	1.17	0.72

Weighted average number of shares outstanding (000's)
Basic	17,750	18,255	18,337
Diluted (Note 9(e))	17,953	18,561	18,807

See accompanying notes to these consolidated financial statements.

CE Franklin Ltd.

Consolidated Statements of Cash Flows

For the years ended December 31

(in thousands of Canadian dollars)	2009	2008	2007

Cash flows from operating activities
Net income	6,308	21,747	13,567
Items not affecting cash
Amortization	2,535	2,367	2,819
Future income tax expense/ (recovery)	(258)	221	(243)
Stock based compensation expense	2,306	1,365	1,924
Other	-	74	(36)
	10,891	25,774	18,031
Net change in non-cash operating working capital balances (note 10)	14,776	(8,373)	(8,195)
	25,667	17,401	9,836

Cash flows (used in)/from financing activities
Issuance of capital stock- stock option exercises (note 9(b))	149	49	579
Purchase of capital stock through normal course issuer bid (note 9(d))	(2,863)	-	-
Purchase of capital stock in trust for Share Unit Plans (note 9(c))	(676)	(2,058)	(325)
Increase/ (decrease) in bank operating loan	(8,399)	(10,231)	9,817
	(11,789)	(12,240)	10,071

Cash flows (used in)/ from investing activities
Purchase of property and equipment	(2,592)	(5,602)	(1,956)
Business combinations (note 2)	(11,286)	441	(17,963)
	(13,878)	(5,161)	(19,919)

Change in cash and cash equivalents during the year	-	-	-

Cash and cash equivalents * beginning and end of year	-	-	-

Cash paid during the year
Interest	915	1,031	2,031
Income taxes	7,230	6,594	9,375

See accompanying notes to these consolidated financial statements.

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

1.

Accounting Policies

Generally accepted accounting principles

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada (“GAAP”). These principles differ in certain respects from accounting principles generally accepted in the United States (“U.S.”).  The material differences that affect the Company's consolidated financial statements are described in note 17.

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

Management believes the most significant estimates and assumptions are associated with the valuation of accounts receivable, inventories, vendor rebates, future tax assets (liabilities), stock based compensation and goodwill.  If the underlying estimates and assumptions, upon which the consolidated financial statements are based, change in future periods, actual amounts may differ from those included in the accompanying consolidated financial statements.

Basis of presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries.  The accounting principles applied are consistent with those set out in the Company's annual consolidated financial statements for the year ended December 31, 2008 except as noted below.  All significant transactions and balances between the Company and its subsidiaries have been eliminated on consolidation. The financial statements have also been prepared on the basis that the Company will continue to operate as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.

Change in accounting policies

Canadian GAAP

Effective January 1, 2009, the Company adopted Section 3064 – Goodwill and intangible assets. The standard replaced Section 3062 and addressed the accounting treatment of internally developed intangibles and the recognition of such assets. The adoption of this standard has been applied retroactively and has had no material impact on the Company's consolidated financial statements.

Effective January 1, 2009, the Company adopted the amendments to Section 3855 – Financial instruments. The standard was amended to change the categories into which a debt instrument is required or permitted to be classified, changed the impairment model for held to maturity financial assets to the incurred credit loss model and required the reversal of previously recognized impairment losses on available for sale financial assets in specified circumstances. Management reviewed the amendments to section 3855 and concluded that there will be no change to the current classification of the financial instruments held, as they are either ‘loans and receivables' or ‘other financial liabilities' in nature. This also means that the changes to the impairment model would not affect the Company.

Effective September 30, 2009, the Company adopted the amendments to Section 3862 – Financial Instruments – Disclosures. The standard was amended to include additional disclosure requirements about fair value measurements of financial instruments and to enhance the liquidity risk disclosure requirements for publicly accountable enterprises. Management reviewed the amendments to section 3862 and has incorporated the amendments in the respective notes.

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

US GAAP

Effective January 1, 2009, the Company adopted Topic 805 - Business Combinations. The statement set out to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. Management reviewed the application of this statement and determined that it will have minimal effect on the financial statements.

Effective January 1, 2009 the Company adopted Topic 820 – Fair Value Measurements and Disclosures. This statement defines fair value and establishes a framework for measuring fair value for GAAP purposes, while also expanding disclosures about fair value measurements. The statement will also apply to previous accounting pronouncements that require or permit fair value measurements. Management reviewed the application of this statement and determined that it will have minimal effect on the financial statements.

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

Inventories

Inventories, consisting primarily of goods purchased and held for resale, are valued at the lower of average cost or net realizable value. Average cost includes the cost of bringing inventory to its present location and condition. The reversal of any write down of inventory arising from an increase in net realizable value shall be recognized as a reduction in cost of sales in the period in which the reversal occurred.

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

Goodwill

In accordance with GAAP, the Company performs an annual goodwill impairment evaluation at December 31, at the consolidated level as it operates through a single operating segment and cash generating unit. The impairment evaluation involves comparing the estimated fair value of the Company's business to its carrying amount to determine if a write down to fair value is required.

The fair value of the business is estimated from value in use calculations and estimated using future cash projections, discounted to their present value. The required valuation methodology and underlying financial information that is used to determine fair value, require significant judgments to be made by management. These judgments include, but are not limited to long term projections of future financial performance and the selection of appropriate discount rates used to determine the present value of estimated future cash flow and may be impacted by changes in oil and gas industry conditions. Changes in such estimates or the application of alternative assumptions could produce significantly different results.

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

Revenue recognition

The Company's revenue, which is primarily comprised of product sales, is generally subject to contractual arrangements, which specify price and general terms and conditions.

Revenue from the provision of goods is recognized when the risks and rewards of ownership of goods have been transferred to the customer and collectability has been reasonably assured. The risks and rewards of ownership of goods are deemed to have been transferred when the goods are shipped to, or picked up by, the customer.

Revenue from services is recognized when the service provided to the customer has been completed.

Vendor rebates

The Company enters into arrangements with certain vendors providing for inventory purchase rebates. These purchase rebates are accrued as earned and are recorded initially as a reduction in inventory with a subsequent reduction in cost of sales when the product is sold. Vendor rebates consist of volume discount incentives earned from the purchase of selected products during the year from specified vendors.  These discounts are based on contractual agreements with the vendors which outline price, volume and general terms and conditions.

Stock options

The Company operates a stock option plan that is described in Note 9(b).  During the quarter ended September 30, 2009, the Company modified its stock option plan to include a cash settlement mechanism. As a result, the Company's stock option obligations are now classified as current obligations (subject to vesting) based on the positive difference between the Company's closing stock price at period end and the underlying option exercise price. The offset to the generation of the current liability is contributed surplus, up to the cumulative expensed Black Scholes valuation, and compensation expense for the excess of the intrinsic value over the cumulative expensed Black Scholes value. The liability is marked to market at each period end, with any adjustment allocated to the relevant account as detailed above.

Other stock-based compensation

Restricted share units (“RSU”), Performance share units (“PSU”) and Deferred share units (“DSU”) are granted entitling the participant, at the Company's option, to receive either a common share or cash equivalent in exchange for a vested unit.  For the PSU plan, the number of units granted is dependent on the Company meeting certain return on net asset (“RONA”) performance thresholds during the year of grant. The multiplier within the plan ranges from 0%-200% dependent on performance. The vesting period for RSU's and PSUs is one third per year over the three year period from the grant date. DSUs vest on the date of grant.  Compensation expense related to the units granted is recognized over the vesting period based on the fair value of the units, calculated using a 10-day weighted average stock price, at the date of the grant and is recorded to contributed surplus. The contributed surplus balance is reduced as the vested units are exchanged for either common shares or cash.

Foreign currency translation

Monetary assets and liabilities are translated into Canadian dollars at period-end exchange rates and gains or losses from translation are recognized in the Consolidated Statements of Operations.  Sales and expenses are translated at the exchange rate prevailing on the date the transaction occurs.

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

Financial instruments

The Company measures financial instruments at estimated fair value. Financial assets are categorized as “loans and receivables”, consisting of accounts receivable. Financial liabilities are categorized as “other financial liabilities” consisting of accounts payable and accrued liabilities, bank operating loan, and long term debt.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and with no intention of trading. They are included in current assets, except for maturities greater than 12 months after the balance sheet date, which are classified as non-current assets. Loans and receivables are included in accounts receivable and other current assets in the balance sheet.

Other financial liabilities

Other financial liabilities are financial liabilities that are not quoted on an active market and with no intention of being traded. They are included in current liabilities, except for the long term debt as it has a maturity greater than 12 months after the balance sheet date and is classified as a non-current liability.

Derivative instruments

In the normal course of business, the Company enters into foreign currency forward exchange contracts with financial institutions to fix the value of liabilities or future commitments.  These foreign currency exchange contracts are not designated as hedges for accounting purposes.  The values of contracts are marked to market at period end and the change in value is recognized in the Consolidated Statements of Operations.

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

Earnings per share

Earnings per share are computed based on the weighted average basic number of shares outstanding for the period. Diluted earnings per share have been calculated using the treasury stock method, whereby diluted earnings per share are calculated as if options, RSUs, PSUs and DSUs were exercised at the beginning of the year and funds received were used to purchase the Company's common shares on the open market at the average price for the year. Prospectively from September 2009, stock options are recorded as a liability and settled by means of cash payment, and accordingly are no longer included in the diluted earnings per share calculation.

Recent Canadian GAAP pronouncements

i)

CICA 1582 – Business Combinations, CICA 1601 – Consolidated Financial Statements and CICA 1602 – Non-controlling Interests

These statements replaced CICA 1581 – Business Combinations and CICA 1600 – Consolidated Financial Statements and established a new statement for accounting for non-controlling interests. The Company believes that the early adoption of these standards will be assessed as appropriate, as the effective date is for acquisitions on/after the beginning of the first annual reporting period beginning on/after January 1, 2011.

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

Recent US GAAP pronouncements

i)

Topic 860 – Accounting for transfers of financial assets

This statement amends FAS 140 – Accounting for transfers and servicing of financial assets and extinguishments of liabilities, with significant attention paid to how companies account for transfers of financial assets. This statement applies to mergers where the merger date is on or after the beginning of an initial reporting period beginning on or after December 15, 2009. The Company believes that this will have minimal effect on its financial statements, but will reassess if and when future business mergers occur.

ii)

Topic 810 – New consolidation guidance for variable interest entities

This statement amends the consolidation guidance under FIN 46 (R) - Consolidation of Variable Interest Entities, and specifically eliminated the exemption for qualifying special purpose entities. This statement will be applied prospectively for years beginning after November 15, 2009 and interim periods within those years. The Company believes that this will have no effect on its financial statements.

2.

Business Combinations

On June 1, 2009, the Company acquired the net assets of a western Canadian oilfield equipment distributor, for total consideration of $11.3 million, after $0.7 million of post closing adjustments related principally to inventory reductions.  Using the purchase method of accounting for acquisitions, the Company consolidated the assets from the acquisition and allocated the consideration paid as follows:

Cash consideration paid	11,286

Net assets acquired
Inventory	10,462
Property, Equipment and Other	824
11,286

During 2008, post closing adjustments were concluded for the acquisitions in 2007 of Full Tilt Field Services Ltd (“Full Tilt”) and JEN Supply Ltd. (“JEN Supply”), resulting in a net cash inflow of $0.4 million.

3.

Inventory

Inventories consisting primarily of goods purchased for resale are valued at the lower of average cost and net realisable value. Inventory net realisable value reserve expense charged to cost of sales in the year ended December 31, 2009 was $1.2 million (2008 - $1.4 million; 2007 - $0.6 million). As at December 31, 2009 and December 31, 2008, the Company had recorded inventory net realisable value reserves of $6.3 million and $2.8 million respectively.

During the year ended December 31, 2009, there was $0.6 million (2008 - $0.4 million) of write downs to inventory. No reversals of previously written down inventory were recorded in either period.

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

4.

Property and equipment

	2009			2008
As at December 31	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net

Land, buildings and leasehold improvements	11,624	4,958	6,666	9,958	4,280	5,678
Computer equipment and software	20,751	19,721	1,030	20,488	19,059	1,429
Equipment and machinery	6,412	5,350	1,062	5,733	4,987	746
Furniture and office equipment	3,822	2,408	1,414	3,173	1,937	1,236
Automotive equipment	838	493	345	689	250	439
	43,447	32,930	10,517	40,041	30,513	9,528

5.

Capital management

The Company's primary source of capital is its shareholders' equity and cash flow from operating activities before net changes in non-cash working capital balances. The Company augments these capital sources with a $60 million, 364 day bank operating loan facility which is used to finance its net working capital and general corporate requirements. The bank operating facility is arranged through a syndicate of three banks and matures in July 2010. The Company's capital is summarised as follows:

	December 31. 2009	December 31, 2008
Shareholders' equity	142,627	139,323
Bank Operating loan	26,459	34,948
Net working capital	136,583	142,838

Net working capital is defined as current assets less accounts payable and accrued liabilities, income taxes payable and other current liabilities.

6.

Bank operating loan

The maximum amount available under this borrowing facility is subject to a borrowing base formula applied to accounts receivable and inventories, and a covenant restricting the Company's average debt to 3.0 times trailing 12 months earnings before interest, amortization and taxes as defined in the facility agreement.  As at December 31, 2009, this ratio was 2.0 times (December 31, 2008 - 0.7 times) and the maximum available under this facility, was $51 million (2008 – $60 million). In management's opinion, the Company's available borrowing capacity under its bank operating facility and ongoing cash flow from operations, are sufficient to resource its anticipated contractual commitments.

The facility is collateralized by a general security agreement covering all present and after-acquired property of the Company including accounts receivable, inventories and property and equipment.

This facility contains certain other restrictive covenants.  As at December 31, 2009, the Company was in compliance with all covenants under its loan facility agreement.

7.

Long-term debt

	As at December 31,
	2009	2008
JEN Supply debt	290	500

The JEN Supply debt was issued as part of the acquisition consideration in 2007.  The debt is unsecured and bears interest based on the floating Canadian bank prime rate and is repayable in 2012. Long term debt was reduced during the year pursuant to a settlement of certain purchase agreement indemnity claims.

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

8.

Commitments and Contingencies

The following table outlines the Company's contractual obligations for debt, lease and related obligations, having initial terms in excess of one year. Obligations due over the next five years and thereafter are as follows:

Period Due	Bank operating loan*(note 6)	Long term debt (note 7)	Operating lease commitments	U.S.$ forward purchase contracts (note 13 (d))	Total
(000's)
2010	26,549	-	7,447	930	34,926
2011	-	-	6,687	-	6,687
2012	-	290	5,963	-	6,253
2013	-	-	5,275	-	5,275
2014	-	-	4,627		4,627
thereafter	-	-	25,617	-	25,617
	26,549	290	55,616	930	83,385

a)

The Company leases certain office, warehouse and store facilities and automobiles under long-term operating leases. Future operating lease commitments include commitments aggregating $6.2 million over a 10 year period commencing in 2009 related to the lease of a branch location from an employee.  Rental terms under the lease commitment are at market rates.

b)

The Company is involved in various lawsuits and has various contractual performance and product warranty obligations, the losses from which, if any, are not anticipated to be material to the consolidated financial statements.

9.

Capital Stock

a)

The Company has authorized an unlimited number of common shares with no par value. As at December 31, 2009, the Company had 17.6 million common shares, 1.2 million stock options and 0.4 million share units outstanding.

b)

Stock Options

The Board of Directors may grant options to purchase common shares to substantially all employees, officers and directors and to persons or corporations who provide management or consulting services to the Company.  The exercise period and the vesting schedule after the grant date are not to exceed 10 years.

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

Option activity for each of the years ended December 31 was as follows:

	2009			2008		2007
	Number of Options (000's)		Weighted average exercise price per share	Number of Options (000's)	Weighted average exercise price per share	Number of Options (000's)	Weighted average exercise price per share

Outstanding * beginning of year	1,294		5.80	1,262	5.78	804	3.59
Granted	-		-	75	6.26	646	7.90
Exercised	(59)		3.05	(13)	3.85	(177)	3.24
Forfeited	(40)		5.52	(30)	7.28	(12)	10.18
Outstanding * end of year	1,195		5.95	1,294	5.80	1,262	5.78
Exercisable * end of year	842	0	5.23	822	4.88	590	4.11

A summary of stock options outstanding at December 31, 2009 is set out below:

Outstanding stock options (000's)						Exercisable stock options
Range of Exercise price			Number	Weighted average remaining contractual life	Weighted average exercise price	Number	Weighted average exercise price
$2.70	to	$3.50	303	3.4 years	3.03	303	3.03
$4.60	to	$6.50	686	6.7 years	5.85	440	5.52
$10.30	to	$10.90	206	7.4 years	10.58	99	10.69
			1,195	6.0 years	5.95	842	5.23

There were no options granted during the year ended December 31, 2009. The fair value of common share options granted during the year ended December 31, 2008, was $274,000 (2007- $2,242,000) and was estimated as at the grant date using the Black-Scholes option-pricing model, using the following assumptions:  Options vest one third or one fourth per year from the date of grant.

	2008	2007
Dividend yield	Nil	Nil
Risk-free interest rate	3.88%	3.93%
Expected life	5 years	5 years
Expected volatility	50%	50%

During the year ended December 31, 2009, the Company modified its stock option plan to include a cash settlement mechanism. As a result, the Company's stock option obligations are now classified as current obligations (subject to vesting) based on the positive difference between the Company's closing stock price at period end and the underlying option exercise price. As at December 31, 2009, the Company's accrued stock option liability was $1,918,000 representing a $642,000 increase in compensation expense, since implementation of the cash settlement mechanism, over the equity obligation of $1,276,000 previously recorded to shareholders' equity (contributed surplus) using the Black Scholes valuation model.  As stock option obligations are now recorded as a liability on the Company's balance sheet, stock options are no longer included in the calculation of the diluted number of shares outstanding (see note 9(e)).

Total stock option compensation expense recorded in 2009 was $1,358,000 (2008 – $843,000; 2007 – $528,000) and is included in selling, general and administrative expenses on the Consolidated Statement of Operations.

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

c)  Share Unit Plans

The Company has Restricted Share Unit (“RSU), Performance Share Unit (“PSU”) and Deferred Share Unit (“DSU”) plans (collectively the “Share Unit Plans”), whereby RSUs, PSUs and DSUs are granted entitling the participant, at the Company's option, to receive either a common share or cash equivalent in exchange for a vested unit. RSUs and PSUs are granted to the Company's officers and employees and vest one third per year over the three year period from the date of grant.  DSUs are granted to the independent members of the Company's Board of Directors (“Board”), vest on the date of grant, and can only be redeemed when the Director resigns from the Board. For the PSU plan, which was introduced in 2009, the number of units granted is dependent on the Company meeting certain return on net asset (“RONA”) performance thresholds during the year of grant. The multiplier within the plan ranges from 0% - 200% dependent on performance. For 2009, the PSU performance adjustment was a negative reduction of 66% from target, resulting in a 103,000 unit adjustment. Compensation expense related to the units granted is recognized over the vesting period based on the fair value of the units at the date of the grant and is recorded to compensation expense and contributed surplus.  The contributed surplus balance is reduced as the vested units are settled.  For 2009, the fair value of the Share Units granted, net of the PSU performance adjustment was $1,455,000 (2008 - $279,000; 2007 - $802,000) and $948,000 of compensation expense was recorded (2008 - $521,000; 2007 - $1,396,000).

RSU Plan activity for the year ended December 31, 2009, 2008 and 2007 was as follows:

	2009				2008			2007
	Number of Units				Number of Units			Number of Units
	RSU	PSU	DSU	Total	RSU	DSU	Total	RSU	DSU	Total
Outstanding at January 1	165	-	67	232	182	37	219	124	12	136
Granted	172	161	31	364	1	30	31	78	25	103
Performance adjustment	-	(103)	-	(103)	-	-	-	-	-	-
Excercised	(105)	-	-	(105)	(11)	-	(11)	(10)	-	(10)
Forfeited	(9)	(5)	-	(14)	(7)	-	(7)	(10)	-	(10)
Outstanding at December 31	223	53	98	374	165	67	232	182	37	219

Exercisable at December 31	33	-	98	131	73	67	140	29	37	66

The Company's intention is to settle Share Unit Plan obligations from an independent trust established by the Company to purchase common shares of the Company on the open market.  The trust is considered to be a variable interest entity and is consolidated in the Company's financial statements with the cost of the shares held in trust reported as a reduction to capital stock.  During 2009, 120,700 common shares were purchased by the trust (2008 – 300,095 common shares; 2007 – 40,200) at an average cost of $5.60 per share (2008 - $6.86 per share; 2007 - $8.08).  As at December 31, 2009, the trust held 360,576 shares (2008 – 343,892).

d)

Normal Course Issuer Bid (“NCIB”)

On January 6, 2009, the Company announced a NCIB to purchase for cancellation, up to 900,000 common shares through the facilities of NASDAQ, representing approximately 5% of its outstanding common shares. During the year ended December 31, 2009, the Company purchased 553,710 shares at a cost of $5.17 per share for an aggregate cost of $2,863,000.

On December 23, 2009, the Company announced the renewal of the NCIB effective January 4, 2010, to purchase up to 880,000 common shares through the facilities of NASDAQ, representing approximately 5% of its outstanding common shares. Shares may be purchased up to December 31, 2010.

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

e)

Reconciliation of Weighted Average Number of Diluted Common Shares Outstanding (000's)

	2009	2008	2007

Weighted average common shares outstanding- basic	17,750	18,255	18,337
Effect of Stock options	-	101	245
Effect of Share Unit Plans	203	205	225
Weighted average common shares outstanding- diluted	17,953	18,561	18,807

10.

Net Change in Non-cash Working Capital Balances Related to Operations

For the years ended December 31	2009	2008	2007
Accounts receivable	33,070	(10,997)	5,633
Inventories	27,042	(33,138)	12,974
Other current assets	5,800	(6,619)	79
Accounts payable and accrued liabilites	(46,702)	38,128	(25,214)
Income taxes payable	(4,434)	4,253	(1,667)
	14,776	(8,373)	(8,195)

11.

Income Taxes

a)

Reconciliation of the income tax provision.

The difference between the income tax provision recorded and the provision obtained by applying the combined federal and provincial statutory rates is as follows:

For the Years Ended December 31	2009	%	2008	%	2007	%

Income before income taxes	8,944		32,442		20,865
Income taxes calculated at statutory rates	2,628	29.4	9,700	29.9	6,807	32.6
Non-deductible items	119	1.3	164	0.5	234	1.1
Capital taxes	19	0.2	56	0.2	44	0.2
Share based compensation	(70)	(0.8)	735	2.3	200	1.0
Adjustments on filing returns and other	(60)	(0.7)	40	0.1	13	0.1
	2,636	29.5	10,695	33.0	7,298	35.0

As at December 31, 2009, included in other current assets are income taxes receivable of $1,029,000 (2008- $3,405,000 payable).

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

b)

Future income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  Significant components of future income tax assets and liabilities are as follows:

As at December 31	2009	2008
Assets
Property and equipment	852	855
Share based compensation	856	289
Other	127	395
	1,835	1,539
Liabilities
Goodwill and other	378	353
Net future income tax asset	1,457	1,186

The Company believes it is more likely than not that all future income tax assets will be realized.

12.

Related Parties

Smith International Inc. ("Smith") owns approximately 55% of the Company's outstanding shares. The Company is the exclusive distributor in Canada of down hole pump production equipment manufactured by Wilson Supply, a division of Smith. Purchase of such equipment conducted in the normal course on commercial terms was as follows:

For the years ended December 31	2009	2008	2007
Cost of sales	6,703	10,680	9,253

Inventory	3,759	4,549	4,295

Accounts payable and accrued liabilities	991	759	313

The Company pays facility rental expense to an operations manager in the capacity of landlord, reflecting market based rates. For the year ended December 31, 2009, those costs totalled $765,000 (2008: $137,000; 2007: $24,000).

13.

Financial Instruments

a)

   Fair values

The Company's financial instruments recognized on the consolidated balance sheet consist of accounts receivable, accounts payable and accrued liabilities, bank operating loan and long term debt. The fair values of these financial instruments, excluding long term debt, approximate their carrying amounts due to their short- term maturity. At December 31, 2009, the fair value of the long term debt approximated its carrying value due to its floating interest rate nature and short term maturity. There is no active market for these financial instruments.

b)

   Credit risk

A substantial portion of the Company's accounts receivable balance is with customers within the oil and gas industry and is subject to normal industry credit risks. The Company follows a program of credit evaluations of customers and limits the amount of credit extended when deemed necessary. The aging of the trade receivable is a follows:

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

	December 31, 2009	December 31, 2008
Current	32,967	42,279
Less than 60 days overdue	25,766	44,760
Greater than 60 days overdue	6,398	8,892
Trade accounts receivable	65,131	95,931
Other accounts receivable	4,647	7,358
Less allowance for credit losses	(2,335)	(2,776)
Total accounts receivable	67,443	100,513

The Company maintains provisions for possible credit losses that are charged to selling, general and administrative expenses by performing an analysis of specific accounts. Movement of the allowance for credit losses is as follows:

	December 31, 2009	December 31, 2008
Opening balance	2,776	1,454
Write offs	(1,026)	(1,216)
Recoveries	440	232
Increase during period	145	2,306
Closing balance	2,335	2,776

c)

Market Risk

The Company's bank operating loan and long term debt bear interest based on floating interest rates. As a result the Company is exposed to market risk from changes in the Canadian prime interest rate which can impact its borrowing costs. Based on the Company's borrowings levels as at December 31, 2009, a change of one percent in interest rates would be expected to decrease or increase the Company's annual net income by $0.2 million. The Company purchases certain products in US dollars and sells such products to its customers typically priced in Canadian dollars, thus leading to accounts receivable and accounts payable balances that are subject to foreign exchange gains and losses upon translation. As a result, fluctuations in the value of the Canadian dollar relative to the US dollar can result in foreign exchange gains and losses. As at December 31, 2009, a one percent change in the Canadian dollar relative to the US dollar would be expected to have no meaningful impact on net income.

d)

Risk management

From time to time the Company enters into foreign exchange forward contracts to manage its foreign exchange market risk by fixing the value of its liabilities and future commitments. The Company's foreign exchange risk arises principally from the settlement of United States dollar dominated net working capital balances as a result of product purchases denominated in United States dollars. As at December 31, 2009 the Company had contracted to purchase US$930,000 at fixed exchange rates with terms not exceeding six months. The fair market value of the contract was nominal at December 31, 2009.

14.

Economic Dependency

In respect of the Company's sales, 10% (2008 – 10%; 2007 – 11%) is derived from sales to one customer.

In respect of the Company's purchases, 12% of the product purchased is derived from one supplier (2008 – 27%; 2007 – 28% being derived from product purchased from two suppliers).

15.

Defined Contribution Pension Plan

The Company contributes amounts based on employee salaries to a maximum of 6% and the amount deductible under the Income Tax Act, to employees registered retirement savings plans.

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

Contributions in respect of this plan incurred and paid during the year were $772,000 (2008 – $683,000; 2007 – $737,000).

16.

Segment Reporting

The Company distributes oilfield equipment products principally through its network of 49 branches located in western Canada to oil and gas industry customers.  Accordingly, the Company has determined that it operates through a single operating segment and geographic jurisdiction.

17.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles (GAAP)

These consolidated financial statements have been prepared in accordance with Canadian GAAP.  The Company's accounting policies are consistent with U.S. GAAP with the following exceptions:

a)

Statement of Operations

There are no material differences between Canadian GAAP net income and comprehensive income and US GAAP net income and comprehensive income.

b)

Statements of Changes in Shareholders' Equity

As at December 31	2009	2008	2007
Shareholders* equity under Canadian GAAP	142,627	139,323	118,220
Restructuring provision adjustment (i)	(324)	(324)	(324)
Benefit of deferred tax assets applied to goodwill (ii)	(1,058)	(1,058)	(1,058)
Shareholders* equity under U.S. GAAP	141,245	137,941	116,838

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

As at December 31	2009	2008

Goodwill (b)(i) and (b)(ii)	19,188	19,188
Retained earnings (b)(i) and (b)(ii)	100,581	96,412

The following table indicates additional disclosure required had the consolidated financial statements been prepared in accordance with U.S. GAAP.

As at December 31	2009	2008

Trade payables	16,736	27,522
Accrued liabilities	19,963	49,514
Accrued compensation expense	1,790	6,222
Total accounts payable and accrued liabilities	38,489	83,258

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

d)

Statements Of Cash Flows

Under U.S. GAAP, the disclosure of total cash flows from operating activities prior to changes in non-cash working capital balances related to operations is not permitted.

e)

Recent US GAAP pronouncements

Topic 855 – Subsequent events

This statement sets out to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. In particular, this statement sets forth:

•

The period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements.

•

The circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements.

•

The disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

This statement applies to interim and annual financial periods ending after June 15, 2009. The Company will review subsequent events on a case by case basis going forward in line with current reporting practices and ensure compliance at each reporting period end.

The Company has considered possible material subsequent events up to January 28, 2010. There were no such events.

Item 19.

Exhibits

The following exhibits are filed as part of this report on Form 20-F and are incorporated by reference:

1.1

Certificate and Articles of Amalgamation as amended.

1.2

Bylaws.

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

13.1

Certification of the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2

Certification of the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Name:  Mark Schweitzer

Title:

Chief Financial Officer

Date:

January 28, 2010

Exhibit 1.1

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

Exhibit 1.2

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

3.09

Remuneration and Expenses

The directors shall be paid such  remuneration for their services as the board may from time to time determine.  The directors shall also be entitled to be reimbursed for reasonable traveling and other expenses properly incurred by them in attending meetings of the board or any committee thereof.  Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefore.

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

5.05

Indemnities Not Exclusive

The rights of any person to indemnification granted by the Act or this by-law are not exclusive of any other rights to which any person seeking indemnification may be entitled under any agreement, vote of shareholders or directors, at law or otherwise, and shall continue as to a person who has ceased to be a director, officer, employee or agent and will ensure to the benefit of the heirs and legal representatives of that person.

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

Exhibit 1.3

CE FRANKLIN LTD. (the "Corporation")

BOARD OF DIRECTORS (the "Board")

AUDIT COMMITTEE (the "Committee")

TERMS OF REFERENCE

A.

OBJECTIVES

The primary objective of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to (a) the financial statements and other financial information provided by the Corporation to its shareholders, the public and others, (b) the Corporation's compliance with legal and regulatory requirements, (c) the external auditors' qualifications and independence and (d) the performance of the Corporation's internal auditors and external auditors.

Although the Committee has the powers and responsibilities set forth in these terms of reference, the role of the Committee is oversight.  The members of the Committee are not full-time employees of the Corporation and may or may not be accountants or auditors by profession or experts in the fields of accounting or auditing and, in any event, do not serve in such capacity.  Consequently, it is not the duty of the Committee to conduct audits or to determine that the Corporation's financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations.  These are the responsibilities of management and the external auditors.

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

9.

Review the policies and procedures in effect for the review of directors' and officers' expenses and perquisites. The Chairman shall approve the expenses of the Chairman of the Board and the CEO on a quarterly basis.

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

21.

Review (i) the internal control report prepared by management, including management's assessment of the effectiveness of the Corporation's internal control structure and procedures for financial reporting and (ii) the external auditors' attestation, and report, on the assessment made by management.

22.

If necessary, institute special investigations and, if appropriate, hire special counsel or experts to assist.

23.

Perform other activities or oversight functions consistent with the Committee's terms of reference, the Corporation's by-laws and governing law, as requested by the Board or deemed necessary or appropriate by the Committee.

24.

Report regularly to the Board.  Review with the full Board any issues that have arisen with respect to the quality or integrity of the Corporation's financial statements, the Corporation's compliance with legal or regulatory requirements, the performance and independence of the Corporation's external auditors or the performance of the internal audit function.

25.

Review annually and report to the Board on the insurable risks and insurance coverage of the Corporation.

26.

Review quarterly and report to the Board on the hedging, financial risk management and derivatives position of the Corporation.

27.

Review significant tax planning initiatives to be implemented by management.

28.

Review and approve (a) any change or waiver in the Corporation's code of ethics for the chief executive officer and senior financial officers and (b) any public disclosure made regarding such change or waiver.

29.

Review all reports required to be submitted by the external auditors to the Committee under Section 10A of the Securities Exchange Act.

30.

Review and approve all related-party transactions unless such review and approval has been delegated to a special committee of the Board comprised entirely of independent directors.

31.

Review and discuss with management the Corporation's earnings press releases, including the use of non-GAAP financial information (as defined in Regulation G), as well as financial information and earnings guidance provided to analysts and rating agencies.  Such discussions may be done generally (i.e. discussion of the types of information to be disclosed and the types of presentations to be made).

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

E.

RESOURCES

The Committee shall have the authority to retain independent legal, accounting and other consultants to advise the Committee.  The Committee may request any officer or employee of the Corporation or the Corporation's outside counsel or external auditors to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

The Committee shall determine the extent of funding necessary for payment of compensation to the external auditors for the purpose of rendering or issuing the annual audit report and to any independent legal, accounting and other consultants retained to advise the Committee.

Adopted and approved by the Board on July 24, 2008. Last reviewed on October 27, 2009.

Exhibit 12.1

CERTIFICATION PURSUANT TO RULE 13a-14 OR 15d-14 OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Michael West, certify that;

1.

I have reviewed this annual report on Form 20-F of CE Franklin Ltd.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the periods covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.

The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have;

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

c)

Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

5.

The Company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors:

a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Date:

January 28, 2010

By:

Name:

Michael West

Title:

President and

Chief Executive Officer

Exhibit 12.2

CERTIFICATION PURSUANT TO RULE 13a-14 OR 15d-14 OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Mark Schweitzer, certify that;

1.

I have reviewed this annual report on Form 20-F of CE Franklin Ltd.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the periods covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.

The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have;

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

c)

Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

5.

The Company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors:

a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Date:

January 28, 2010

By:

Name:

Mark Schweitzer

Title:

Chief Financial Officer

Exhibit 13.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of CE Franklin Ltd. (the “Company”) on Form 20-F for the fiscal year ended December 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Michael West, President and Chief Executive Officer of CE Franklin Ltd., certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.

The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:

January 28, 2010

By:

Name:

Michael West

Title:

President and

Chief Executive Officer

Exhibit 13.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of CE Franklin Ltd. (the “Company”) on Form 20-F for the fiscal year ended December 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Mark Schweitzer, Chief Financial Officer of CE Franklin Ltd. certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.

The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:

January 28, 2010

By:

Name:

Mark Schweitzer

Title:

Chief Financial Officer