Form 20-F/A
period 2009-12-31
CE FRANKLIN LTD
filed 2010-04-26
CIK 912151

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F/A

(Amendment No. 1)

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

AMENDMENT NO. 1 TO FORM 20-F

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

Yes [  ]

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

Yes [  ]

No [X]

AMENDMENT NO. 1 TO FORM 20-F

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (“Amendment No. 1”) to our annual report on Form 20-F for the year ended December 31, 2009, filed with the Securities and Exchange Commission on February 4, 2010 (the “Original Form 20-F”) by CE Franklin Ltd. (“CE Franklin” or the “Company” or the “Corporation”) is being filed solely for the purpose of making certain revisions to the disclosure included in Item 16G “Corporate Governance” of the Original Form 20-F. In addition, this Amendment No. 1 includes currently dated certifications of the Chief Executive Officer and Chief Financial Officer of the Company pursuant to Rule 13a-14(a) and Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended.

Other than as seth forth below, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information or disclosure included in the Original Form 20-F or reflect any events that have occurred after the filing date of the Original Form 20-F.

AMENDMENT NO. 1 TO FORM 20-F

Item 16G:

Corporate Governance

Refer to Item 6C Board Practices and Item 10B Quorum Requirements.

The following is a summary of the significant ways in which CE Franklin’s corporate governance practices differ from those required to be followed by U.S. domestic issuers pursuant to NASDAQ Listing Rules:

CE Franklin’s Board of Directors is responsible for determining whether or not each director is independent. In making this determination, the Board has adopted the definition of “independence” as set forth in National Instrument 58-101 Disclosure of Corporate Governance Standards. CE Franklin’s Board of Directors has not adopted the director independence standards contained in Rule 5605 of the NASDAQ Listing Rules.

 Rule 5605(e)(1)(B) of the NASDAQ Listing Rules requires that each member of a nominating committee be independent. Not every member of CE Franklin’s Corporate Governance and Nominating Committee is independent. The Corporate Governance and Nominating Committee is currently comprised of two independent directors and one non-independent director according to the definition of independence adopted by the Board.

Rule 5605(d)(1)(B) of the NASDAQ Listing Rules requires that each member of a compensation committee be independent. Not every member of CE Franklin’s Compensation Committee is independent. The Compensation Committee is currently comprised of two independent directors and one non-independent director according to the definition of independence adopted by the Board.

Rule 5620(c) of the NASDAQ Listing Rules requires that the quorum for meetings of shareholders of a listed company be not less than 33 1/3% of the issued an outstanding shares entitled to vote at a meeting of shareholders. CE Franklin’s by-laws provide that a quorum for the transaction of business at a shareholder meeting is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 10% of the outstanding shares of CE Franklin carrying voting rights at the meeting.  However, if there is only one shareholder entitled to vote at a meeting of shareholders, the quorum for the transaction of business at the meeting of shareholders shall consist of the one shareholder.

AMENDMENT NO. 1 TO FORM 20-F

EXHIBIT LIST

99.1        CERTIFICATION PURSUANT TO RULE 13a-14 OR 15d-14 - Chief Executive Officer

99.2        CERTIFICATION PURSUANT TO RULE 13a-14 OR 15d-14 - Chief Financial Officer

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused and authorized the undersigned to sign this amendment to its annual report on its behalf.

Name:  Mark Schweitzer

Title:

Chief Financial Officer

Date:

April 26, 2010