Form 20-F
period 2010-12-31
CE FRANKLIN LTD
filed 2011-02-08
CIK 912151

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

                                       For the fiscal year ended December 31, 2010

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

As of December 31, 2010, there were 17,474,325 common shares outstanding.

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

Large accelerated filer [  ] Accelerated filer  [X] Non-accelerated  [  ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP [  ] International Financial Reporting Standards as issued

by the International Accounting Standards Board  [   ] Other  [X]

If "other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [ X ]

Item 18 [  ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [  ]

No [X]

PART I

Information contained in this Form 20-F contains "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934.  See page 26 for information on forward looking statements and cautions to consider when using such information.

Item 1:

Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2:

Offer Statistics and Expected Timetable

Not applicable.

Item 3:

Key Information

A.

Selected financial data

The selected financial data presented below for the five years ended December 31, 2010 is presented in Canadian dollars and is derived from CE Franklin Ltd.’s ("CE Franklin" or the "Company" or the "Corporation") consolidated financial statements in Canadian dollars and in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").  The information set forth below should be read in conjunction with the consolidated financial statements of CE Franklin (including notes thereto) included under Item 17 and "Operating and Financial Review and Prospects" included under Item 5.

	As at and for the Year Ended December 31
CANADIAN GAAP	2010	2009	2008	2007	2006
	(in millions of Cdn. dollars except percentages, shares and per share data)
Statements of Operations:
Sales	489.6	437.0	547.4	466.3	555.2
Gross profit	75.0	76.6	107.7	84.6	103.5
% of sales	15.3	17.5	19.7	18.1	18.6

Net income before taxes	9.4	8.9	32.4	20.9	34.6

Net income and comprehensive income	5.9	6.3	21.7	13.6	22.9
% of sales	1.2	1.4	4.0	2.9	4.1
Net income per share
Basic	0.34	0.36	1.19	0.74	1.27
Diluted	0.33	0.35	1.17	0.72	1.22

Balance Sheets:
Total assets	220.7	208.0	261.4	208.7	205.4
Capital stock	23.1	23.3	22.5	24.3	23.6
Shareholders' equity	150.5	142.6	139.3	118.2	102.5
Number of shares outstanding (000's)	17,474	17,581	18,094	18,370	18,223
Dividends declared	nil	nil	nil	nil	nil

Net income, shareholders’ equity, and other balance sheet amounts as determined in accordance with Canadian GAAP, differ from those determined in accordance with United States generally accepted accounting principles ("US GAAP"), due to differences in accounting for certain items occurring prior to 2003.  See note 16 to the December 31, 2010 consolidated financial statements included under Item 17.

AMOUNTS IN ACCORDANCE WITH U.S. GAAP
	As at and for the Year Ended December 31
	2010	2009	2008	2007	2006
	(in millions of Cdn. dollars except per share data)
Net income	5.9	6.3	21.7	13.6	22.7
Net income per share
Basic	0.34	0.36	1.19	0.74	1.26
Diluted	0.33	0.35	1.17	0.72	1.21

Total assets	219.3	206.6	260.1	207.3	204.0
Shareholders' equity	149.2	141.2	137.9	116.8	101.1

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

(i)	Year Ended December 31
	2010	2009	2008	2007		2006
Rate at end of period	1.0054	0.9515	0.8210	1.0088		0.8581
Average rate during period	0.9661	0.8839	0.9404	0.9418		0.8849
High	1.0054	0.9515	1.0158	1.0585		0.9079
Low	0.9352	0.7860	0.8084	0.8496		0.8562

(ii)	2010
	December	November	October	September	August	July
Rate at end of period	1.0054	0.9741	0.9802	0.9718	0.9376	0.9725
Average rate during period	0.9921	0.9870	0.9819	0.9676	0.9600	0.9589
High	1.0054	1.0000	0.9952	0.9750	0.9837	0.9725
Low	0.9828	0.9741	0.9691	0.9492	0.9376	0.9390

(iii) On February 2, 2011, the closing exchange rate in Canadian dollars was US $1.0119 = Cdn. $1.00.

B.

Capitalization and indebtedness

Not applicable.

C.

Reasons for the offer and use of proceeds

Not applicable.

D.

Risk factors

Information for this item is set forth following the caption "Risk Factors" in the Company’s "Management Discussion and Analysis" included under Item 5.

Item 4:

Information on the Company

A.

History and development of the Company

In November 1993, Franklin Supply Company Ltd. ("Franklin"), a Canadian company, completed its initial public offering and its shares were listed on the American Stock Exchange.

CE Franklin is the result of the combination by reverse takeover of Franklin and Continental Emsco Company Limited ("CEL") on November 3, 1995. On January 1, 1996, Franklin and its wholly owned subsidiary CEL amalgamated, resulting in CE Franklin.  On September 26, 1996, the common shares of CE Franklin began trading on the Toronto Stock Exchange under the symbol "CFT".  CE Franklin also trades on NASDAQ under the symbol "CFK". Franklin and CEL commenced oilfield supply operations during the 1950’s.

On May 29, 1999, Smith International, Inc. ("Smith") acquired all the common shares previously held by CEL, which constituted 51% of the Company’s outstanding common shares.  On August 27, 2010 Schlumberger Limited ("Schlumberger"), a major oilfield service company based in Paris, France, acquired Smith.  As a result, Schlumberger now indirectly owns approximately 56% of the Company’s outstanding common shares.

On July 1, 2007, the Company purchased the outstanding shares of Full Tilt Field Services Ltd. ("Full Tilt") for consideration of $3.4 million.  On December 3, 2007, the Company purchased the outstanding shares of JEN Supply Inc. ("JEN Supply") for consideration of $12.6 million.  On January 2, 2008, the Company amalgamated with Full Tilt and JEN Supply.

On June 1, 2009, the Company acquired the net assets of a western Canadian oilfield equipment distributor (the "Acquired Business") for consideration of $11.3 million.

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

Purchases of property, plant and equipment in 2010, 2009 and 2008 have been $1.3 million, $2.6 million and $5.6 million, respectively, and have been principally directed towards distribution facility and business system maintenance and growth expenditures.

B.

Business overview

Distribution

CE Franklin is a leading distributor of pipe, valves, flanges, fittings, production and process control equipment, tubular products and other general oilfield supplies to the oil and gas industry in Canada through its 45 branch operations which are situated in towns and cities that serve particular oil and gas fields of the western Canadian sedimentary basin.  The Company also distributes similar products to the oil sands, midstream, refining, petrochemical industries and non-oilfield related industries such as forestry and mining.

Our branches act as a "one stop shop" for over 3,000 customers by providing over 25,000 regularly stocked stock keeping units of product, and related equipment services sourced from over 2,000 suppliers.  Branches provide supply chain management services to enable customers to get the right products at the right time.  Should a branch not have a particular product in stock, it has overnight access to the Company’s distribution centre (the "Distribution Centre") in Edmonton, Alberta. CE Franklin’s branch network positions it to provide the standardized products and purchasing processes that customers operating across multiple locations require to conduct their capital programs and operations efficiently.

Other services provided by the branches include pump repair, customized pump designs and testing, convenient hours and locations and 24-hour on call service.  In addition, CE Franklin provides well optimization analysis, onsite project management and oilfield engine maintenance and crane equipment services.

CE Franklin manages its buying and distribution of products through an industry leading 153,000 square-foot Distribution Centre located in Edmonton, Alberta.  The Distribution Centre is strategically located within reasonable proximity to a majority of product suppliers and acts as the supply hub for the branches.  The Distribution Centre provides a cross-dock function that minimizes inventory levels and maximizes service through automatic stock replenishment and reduces freight costs through effective consolidation of shipments.  It also provides project execution services for larger customer projects. The Distribution Centre is International Organization for Standardization 9001 - 2000 ("ISO") certified, which is required by a growing number of CE Franklin’s customers in conformance with their own ISO programs.

For the supply chain to be effective, strong relationships must be cultivated between the Company and its customers.  Several customers have looked to CE Franklin for its expertise in materials management and other service support.  The formal arrangement between the Company and its customers is referred to as an "alliance" or an "enhanced business relationship".  Through building alliances, the Company manages approximately 40 warehouses for its customers.  The trend is for customers to focus on their core competencies and outsource non-core areas.

Demand for oilfield products and services is driven by the level of oil and gas industry capital expenditures in the western Canadian sedimentary basin as well as by production related maintenance, repair and operating ("MRO") requirements.  MRO demand tends to be relatively stable over time and predictable in terms of product and service requirements and typically comprise 40% to 50% of the Company’s annual sales.  Capital project demand fluctuates over time with oil and gas commodity prices, which directly impacts the economic returns realized by oil and gas companies.  Oil and gas prices, well completions and rig counts are common indicators of activity levels in the energy industry. Other drivers of profitability include activity levels within specific regions, the mix of products sold and customer mix.

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

Business and Operating Strategy

The Company’s business and operating strategy is focused on improving its value offering and service to customers, increasing the reach and market share serviced by its distribution network, expanding its product line and end use markets, maximizing gross profit margins through procurement practices and rationalizing expenses through process improvement efficiencies. CE Franklin leverages its relationship with Wilson International, Inc. ("Wilson Supply"), a wholly owned subsidiary of Schlumberger in the United States, to offer a North American solution to its customer base.

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

The product management function includes technical and sales personnel who specialize in providing product sales and service to customers and branch operations for the Company’s specialized product lines, such as process automation products, bottom hole pumps and other production equipment, steel and fiberglass tubular products and valves.

To ensure coordination and close contact with the Company’s major customers, a sales group, working out of Calgary, Alberta, where many customer head offices are located, act as account managers with responsibilities for managing the Company’s business and alliance relationships with its customers.  In addition, the Company has regional area sales representatives who are responsible for coordinating sales and activities in the field.  An inside sales group is responsible for coordination and preparation of thousands of competitive bid quotations each year for Canadian and international sales.

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

The Company operates in a customer centric model with all employee incentive compensation programs affected by total Company earnings per share and performance against specific objectives.

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

Competition

The Canadian oilfield supply industry is highly competitive and fragmented.  Industry participants compete on the basis of price, product procurement capability, inventory investment, branch network reach and service.  CE Franklin and its largest competitors generally operate at low profit margins due to price competition.  Profitability is achieved by continuously improving the effectiveness of personnel and the efficiency of processes, system and net working capital management.  Price competition is due to customer price pressure and to competition among the major supply companies for the same business.  The Company believes that its future profitability is partially influenced by additional competitive factors beyond its control, including the ability of some customers to purchase products directly from the manufacturer rather than from independent oilfield supply distributors.  In addition, if the oil and gas industry were to experience significant growth in drilling activity, new competitors could arise due to the low capital investment required.

There are approximately 230 oilfield supply stores in Canada operated by CE Franklin and three other large oilfield product distributors as well as many smaller ones.  The oilfield supply market is part of the larger industrial supply market, which is also served in part by numerous other competitors.  Some of CE Franklin’s major competitors have manufacturing divisions or affiliates that produce some of their product lines.  This vertical integration may place the Company at a cost disadvantage.  The market is further fragmented by (i) companies that specialize in the sales of certain products, (ii) general industrial supply houses that overlap with the oilfield suppliers particularly in the area of pipe, valves and fittings, (iii) manufacturers who sell directly to the oil and gas industry and (iv) major oil companies that sometimes purchase directly from manufacturers on large orders.

C.

Organizational structure

CE Franklin operates its business through a single legal entity, CE Franklin Ltd.

Schlumberger, which owns approximately 56% of the Company’s outstanding common shares, owns Wilson Supply, a leading oilfield equipment distributor operating principally in the United States. Schlumberger and its affiliates, including Wilson Supply, have verbally indicated that they will not compete with CE Franklin in Canada.  CE Franklin has verbally agreed not to compete with Schlumberger or Wilson Supply in the United States.  However, there are no assurances that these agreements will not change at a future date.  Outside of North America, oilfield equipment and supplies are sold and supplied differently and, accordingly, North American-style branches are not common.

D.

Property, plant and equipment

Description of Property

The Company’s head office is located in Calgary, Alberta and its Distribution Centre is located in Edmonton, Alberta.  The Company has 29 branches in Alberta, seven in Saskatchewan, six in British Columbia, two in Manitoba and one in Ontario.  The Company owns seven branch locations, five of which are located in Alberta, one is in Saskatchewan and one is in British Columbia.  The owned properties are subject to a general security agreement in favour of the Company’s lender.  The Company either leases or purchases facilities in certain areas after evaluating the economics of both alternatives.  Four of the Company’s branch operations are operated by agents who are responsible for branch facility and operating costs and earn a commission on sales.  The Company leases its remaining 34 branch facilities, Distribution Centre and head office.

The current capacity at the Company’s branches and Distribution Centre is considered adequate to meet current market demand.  The Company augments local branch capacity, with customer sales quotation and project order fulfillment services provided by its Distribution Centre.  In the past, the Company has been able to secure new operating facilities as required.

The Company is not aware of any environmental issues that could have a material impact on any of its properties.

4A.

Unresolved staff comments

There are no unresolved SEC comments at this time.

Item 5:

Operating and Financial Review and Prospects

Management’s Discussion and Analysis as at February 2, 2011

The following Management’s Discussion and Analysis ("MD&A") is provided to assist readers in understanding CE Franklin Ltd.’s ("CE Franklin" or the "Company") financial performance and position during the periods presented and significant trends that may impact future performance of CE Franklin and should be read in conjunction with the audited comparative consolidated financial statements of CE Franklin and the related notes thereto.

All amounts are expressed in Canadian dollars and in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), except where otherwise noted. For a discussion of the principal differences between CE Franklin’s financial results as calculated under US GAAP, see note 16 to the consolidated financial statements of CE Franklin.

Overview

CE Franklin is a leading distributor of pipe, valves, flanges, fittings, production equipment, tubular products and other general industrial supplies, primarily to the oil and gas industry in Canada through its 45 branches situated in towns and cities that serve oil and gas fields of the western Canadian sedimentary basin. In addition, the Company distributes similar products to the oil sands, midstream, refining, petrochemical industries and non-oilfield related industries such as forestry and mining.

The Company’s branch operations service over 3,000 customers by providing the right materials where and when they are needed, and for the best value.  Our branches, supported by our centralized Distribution Centre in Edmonton, Alberta, stock over 25,000 stock keeping units sourced from over 2,000 suppliers.  This infrastructure enables us to provide our customers with the products they need on a same day or over-night basis.  Our centralized inventory and procurement capabilities allow us to leverage our scale to enable industry leading hub and spoke purchasing, logistics and project execution capabilities. The branches are also supported by services provided by the Company’s corporate office in Calgary, Alberta including sales, marketing, product expertise, logistics, invoicing, credit and collection and other business services.

The Company’s common shares trade on the TSX ("CFT") and NASDAQ ("CFK") stock exchanges.  Schlumberger Limited ("Schlumberger"), a major oilfield service company based in Paris, France, owns approximately 56% of the Company’s shares.

Business Strategy

The Canadian oilfield equipment supply industry is highly competitive and fragmented.  There are approximately 230 oilfield supply stores in Canada which generate annual estimated sales of $2 billion to $3 billion.  CE Franklin competes with three other large oilfield product distributors and with numerous local and regional distributors as well as specialty equipment distributors and manufacturers.  The oilfield equipment market is part of the larger industrial equipment supply market, which is also serviced by numerous competitors.  The oil sands and niche industrial product markets are more specialized and solutions oriented and require more in-depth product knowledge and supplier relationships to service specific customer requirements.

Oilfield equipment distributors compete based on price and level of service.  Service includes the ability to consistently provide required products to a customer’s operating site when needed, project management services, product expertise and support, billing and expenditure management services, and related equipment services.

Demand for oilfield products and services is driven by the level of oil and gas industry capital expenditures in the Western Canadian sedimentary basin as well as by production related maintenance, repair and operating ("MRO") requirements.  MRO demand tends to be relatively stable over time and predictable in terms of product and service requirements and typically comprise 40% to 50% of the Company’s annual sales.  Capital project demand fluctuates over time with oil and gas commodity prices, which directly impacts the economic returns realized by oil and gas companies.

The mix of products sold and customers served will affect profitability.  Local walk in relationship business will typically generate higher profit margins compared to project bids, which are typically larger orders where the Company can take advantage of volume discounts and longer lead times.  Larger oil and gas customers tend to have a broader geographic operating reach requiring multi-site service capability, conduct larger capital projects, and require more sophisticated billing and project management services than do smaller customers.   The Company has entered into a number of formal alliances with larger customers where the scale and repeat nature of business enables efficiencies which are shared with the customer through lower profit margins.

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

The Company’s 45 branch operations provide substantial geographic coverage across the oil and gas producing regions in western Canada.  Each branch competes for local business supported by centralized support services provided by the Company’s Distribution Centre and corporate office in Calgary.  The Company’s large branch network, coupled with its centralized capabilities enables it to develop strong supply chain relationships with suppliers and provide it with a competitive advantage over local independent oilfield and specialty equipment distributors for larger customers who are seeking multi-location, one stop shopping and more comprehensive service.  The Company’s relationship with Wilson Supply, a leading oilfield equipment distributor operating in the United States, and a wholly owned subsidiary of Schlumberger, enables it to provide North American solutions to its customer base and provides increased purchasing scale with equipment suppliers.

The Company is pursuing the following strategies to grow its business profitably:

•

Expand the reach and market share serviced by the Company’s distribution network.  The Company is focusing its sales efforts and product offering on servicing complex, multi-location needs of large and emerging customers in the energy sector.  Organic growth may be complemented by selected acquisitions.

•

Expand production equipment service capability to capture more of the product life cycle requirements for the equipment the Company sells such as down hole pump repair, oilfield engine maintenance, well optimization and on site project management. This will differentiate the Company’s service offering from its competitors and deepen relationships with its customers.

•

Expand oil sands and industrial project and MRO business by leveraging our existing supply chain infrastructure, product and major project expertise.

•

Increase the resourcing of customer project sales quotation and order fulfillment services provided by our Distribution Centre to augment local branch capacity to address seasonal and project driven fluctuations in customer demand.  By doing so, we aim to increase our capacity flexibility and improve operating efficiency while providing consistent customer service.

Strategy Accomplishments

•

In the spring of 2008, the Company moved into a new 153,000 square foot Distribution Centre and nine acre pipe yard located in Edmonton, Alberta.  The new Distribution Centre provided a 76% increase in functional warehousing capacity over our previous facility, increasing our capability to support and grow sales through our branch network.  The larger facility also enabled us to increase the Company’s central project execution capability and processes, to service larger projects and ship direct to customers, avoiding double handling of material by branches.  The Company opened a new branch operation in Red Earth, Alberta and expanded two existing branch facilities.

•

In June of 2009, the Company increased its market share, customer base, and branch network through the acquisition of a western Canadian oilfield supply competitor (the "Acquired Business").  The Acquired Business operated 23 supply stores of which 18 stores were proximate to existing Company branches and were integrated.   The remaining 5 operations were focused in the east Alberta heavy oil corridor, and have extended the Company’s distribution network reach.  Total oilfield supply sales have increased an estimated 15% as a result of the acquisition.  The Company’s Fort St. John and Lloydminster branches moved to larger locations during the year, increasing capacity to service customer requirements in these important markets.  Sales to oil sands customers increased for the fifth year in a row, reaching a record $64.5 million in 2009, comprising 15% of total Company sales.  The Company added process automation products to its product line and opened a valve actuation centre at our Edmonton Distribution Centre, to broaden the spectrum of solutions the Company provides to existing oilfield, oil sands, and other industrial customers, and enhancing its ability to attract new customers.  The Company recruited new product, operations and supply chain expertise into the organization to advance its strategies.

•

In 2010, we made advances in centrally resourcing project work by processing $99.3 million (2009 - $87.4 million) of sales orders through our Edmonton distribution centre, representing 20% of total Company sales.  This enabled us to service the 12% year over year increase in sales while marginally decreasing our selling, general and administrative costs ("SG&A") resulting in improved operating efficiency.  SG&A costs improved to 13% of sales in 2010 compared to 15% in 2009.

Business Outlook

Oil and gas industry activity in 2011 is expected to increase modestly from 2010 levels.  Natural gas prices remain depressed as North American production capacity and inventory levels currently dominate demand.  Natural gas capital expenditure activity is focused on the emerging shale gas plays in north eastern British Columbia and liquids rich gas plays in north-western Alberta where the Company has strong market positions.  Conventional and heavy oil economics are reasonable at current price levels leading to moderate capital expenditure activity in eastern Alberta and south east Saskatchewan.  Oil sands project announcements continue to gain momentum at current oil price levels.  Approximately 50% to 60% of the Company’s total sales are driven by our customer’s capital expenditure requirements.  CE Franklin’s revenues are expected to increase modestly in 2011 due to increased oil and gas industry activity and the expansion of the Company’s product lines.

Sales margins are expected to remain under pressure as customers that produce natural gas, focus on reducing their costs to maintain acceptable project economics and due to continued aggressive oilfield supply industry competition.  The Company will continue to manage its cost structure to protect profitability while maintaining service capacity and advancing strategic initiatives.

Over the medium to longer term, the Company’s strong financial and competitive positions will enable profitable growth of its distribution network through the expansion of its product lines, supplier relationships and capability to service additional oil and gas and other industrial end use markets.

A.

Operating Results

The following table summarizes the consolidated results of operations of the Company for the last three years:

(in millions of Cdn. dollars except per share data)
Years Ended December 31,	2010		2009		2008
	Amount	%	Amount	%	Amount	%

Sales	$ 489.6	100.0%	$ 437.0	100.0%	$ 547.4	100.0%
Cost of sales	(414.6)	(84.7)%	(360.4)	(82.5)%	(439.7)	(80.3)%
Gross profit	75.0	15.3%	76.6	17.5%	107.7	19.7%

Selling, general and administrative expenses	(62.6)	(12.8)%	(64.2)	(14.7)%	(71.6)	(13.1)%
Foreign exchange gain/(loss)	0.1	0.0%	-	0.0%	(0.2)	(0.0)%

EBITDA(1)	12.5	2.5%	12.4	2.8%	35.8	6.5%
Amortization	(2.5)	(0.5)%	(2.5)	(0.6)%	(2.4)	(0.4)%
Interest	(0.7)	(0.1)%	(0.9)	(0.2)%	(1.0)	(0.2)%
Income before taxes	9.3	1.9%	8.9	2.0%	32.4	6.0%
Income tax expense	(3.4)	(0.7)%	(2.6)	(0.6)%	(10.7)	(2.0)%
Net income	5.9	1.2%	6.3	1.4%	21.7	4.0%

Net income per share
Basic (Cdn. $)	$ 0.34		$ 0.36		$ 1.19
Diluted (Cdn. $)	$ 0.33		$ 0.35		$ 1.17

Weighted average number of shares outstanding (000's)
Basic	17,499		17,750		18,255
Diluted	18,000		17,953		18,561

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

2010 compared to 2009

Net income for the year ended December 31, 2010 was $5.9 million and included an after tax charge of $0.7 million recorded in the fourth quarter, related to the removal of the cash settlement mechanic from the Company’s stock option plan in response to income tax provisions introduced in the 2010 Canadian federal budget.  After adjusting for the stock option charge, net income increased by $0.3 million (5%) over 2009, as earnings momentum increased in the second half of 2010 compared to the prior year period.  Sales reached $489.6 million in 2010, an increase of $52.6 million (12%) over 2009.  Approximately one-half of the increase reflected the full year contribution of sales in 2010 from the acquisition of a western Canadian oil field supply competitor on June 1, 2009 (the "Acquired Business").  The remaining increase was attributable to the 50% year over year increase in industry well completions, which tend to drive demand for oilfield products used in capital projects, partially offset by the rollover of tubular and other steel product prices experienced in 2009 that contributed to lower sales and margin performance for these products in 2010.  Gross profit decreased by $1.7 million in 2010 (2%) as the impact of the increase in sales was more than offset by a reduction of 2.2% in average sales margins.  Lower sales margins in 2010 reflected increased customer bid activity combined with aggressive oil field supply industry competition.  SG&A costs decreased by $1.7 million in 2010 compared to 2009, offsetting the reduction in gross profit.  SG&A costs were reduced in 2010 due to the absence of costs incurred in 2009 to integrate the Acquired Business.  Income tax expenses in 2010 increased by $0.8 million as a result of the fourth quarter stock option charge.  Net income per share (basic) was $0.34 in 2010, down 6% from 2009, consistent with the decrease in net income.

2009 compared to 2008

Net income for the year ended December 31, 2009 was $6.3 million, down $15.4 million (71%) from the year ended December 31, 2008.  Sales were $437.0 million, down $110.4 million (20%) from 2008 due to decreased conventional oilfield sales offset partially by an estimated $30 million in sales (8% of 2009 oilfield sales) contributed by the Acquired Business as well as increased oil sands sales. Well completions, decreased by 55% from prior year levels, contributing to the decline in the Company’s sales in 2009. Gross profit decreased by $31.1 million (29%) from the prior year. The decrease was a result of the reduction in sales combined with lower average sales margins reflecting increased lower margin oil sands and major project sales, lower tubular product margins and increased competitive pressure. SG&A expenses decreased by $7.4 million (10%) in 2009 from the prior year as compensation, selling and marketing costs were managed to a lower level in response to the reduced oil and gas industry activity levels, partially offset by increased costs associated with the expansion of the Company’s store network resulting from the Acquired Business. Costs incurred to complete the integration of the Acquired Business were $1.5 million.  Income taxes decreased by $8.1 million in 2009 compared to the prior year period due to lower pre-tax earnings. Net income per share (basic) was $0.36 for the year, a decrease of 70% from 2008, consistent with the decrease in net income.

Fourth Quarter Results

Net income for the fourth quarter of 2010 was $1.6 million, and included a $0.7 million after tax charge associated with the elimination of the stock option cash settlement mechanic.  Excluding the stock option charge, net income was $2.3 million, an increase of $2.8 million over the net loss of $0.5 million in the fourth quarter of 2009.  Sales were $135.6 million, an increase of $42.6 million (46%) over the fourth quarter of 2009, principally due to increased oilfield sales, driven by a 200% increase in well completions over the prior year period.  Gross profit reached $20.5 million, an increase of $5.2 million (34%) over the prior year period, due to increased sales partially offset by a reduction of 1.4% in average sales margins.  Compared to the annual year over year decrease in sales margins of 2.2%, fourth quarter 2010 margins began to recover as tubular and other steel product margins improved as higher cost inventory was sold during 2010 and replaced with more competitively priced product.  SG&A costs increased by $2.1 million (15%) over the prior year period as people and selling costs were higher in the fourth quarter to support the increase in sales compared to the prior year period.  Income tax expense increased by $1.3 million over the prior year period due to increased earnings and the stock option charge. Net income per share (basic) was $0.09 in the fourth quarter of 2010, an increase of $0.12 over the net loss of $0.03 in the fourth quarter of 2009.

A more detailed discussion of the Company’s annual results from operations is provided below:

Sales

Sales for 2010 were $489.6 million, up $52.6 million (12%) over 2009.  Approximately one-half of the increase reflected the full year contribution of sales in 2010 from the acquisition of the Acquired Business in the second quarter of 2009, with the remaining increase attributable to the 50% year over year increase in industry well completions, which tend to drive demand for oilfield products used in capital projects.  This was partially offset by the rollover of tubular and other steel product prices experienced in 2009 that contributed to lower sales and margin performance for these products in 2010.

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

The table below provides well completion, rig count and commodity price information for the last 3 years:

	As at December	Average for the years ended December 31
	31, 2010	2010	% change	2009	% change	2008

Gas - Cdn. $/gj (AECO spot)	$3.94	$4.00	1%	$3.97	(51%)	$8.18
Oil - Cdn. $/bbl (Synthetic Crude)	$84.78	$80.57	17%	$69.09	(33%)	$103.03
			#DIV/0!		#DIV/0!
Average rig count	393	332	54%	215	(46%)	398

Well completions:
Oil	n/a	6,541	105%	3,197	(49%)	6,223
Gas	n/a	5,873	16%	5,068	(59%)	12,342
Total well completions	n/a	12,414	50%	8,265	(55%)	18,565
Average statistics are shown except for well completions.

Sources: Oil and Gas prices – FirstEnergy Capital Corp.; Rig count data – COADC; Well completion data – Daily Oil Bulletin

Gas prices have been depressed in 2009 and 2010, down significantly from average prices realized in 2008 while oil prices have recovered from lows experienced during the first half of 2009.  Oil and gas producers have responded to the relative change in oil and gas prices during this period by shifting their focus from gas to oil projects. Gas well completions comprised 47% of total Canadian industry well completions in 2010, down from 70% in 2008.  Customers have also increased the amount of competitive bid activity used to procure the products they require in an effort to reduce their costs.  The Company is addressing these industry changes by pursuing initiatives focused on improving sales quotation processes and increasing the operating flexibility and efficiency of its branch network.

The chart below depicts the relative relationship of Company sales to oil and gas prices and well completions over the last five years.

Company sales have kept pace with the relative change in oil and gas prices over the last five years and have significantly out-paced industry well completions over the same period.  In 2010, the Company generated sales per industry well completion of $39,438, an increase of 49% over 2006, due to a 7% increase in the number of branch operations servicing its customer base, the build out of its product lines, and growth of its oil sands business.

(in millions of Cdn. $)	2010		2009		2008
End use sales demand	$	%	$	%	$	%
Capital projects	255.3	52	246.0	56	314.0	57
Maintenance, repair and operating supplies (MRO)	234.3	48	191.0	44	233.4	43
Total sales	489.6	100	437.0	100	547.4	100

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

Sales of capital project related products were $255.3 million in 2010, up $9.3 million (4%) from 2009.  Capital project business for the year comprised 52% of total sales compared to 56% in 2009. The increase in capital project end use sales reflects the 50% increase in total industry well completions to 12,414 in 2010, partially offset by the rollover of tubular and other steel product prices during 2009.  Industry activity decreased in 2009, particularly in the second half of the year before recovering in 2010 as the collapse in oil and gas prices experienced earlier in 2009 coupled with reduced access to capital, constrained industry capital programs.  Sales of capital project related products were $246.0 million in 2009, down $68.0 million (22%) from 2008.  Capital project sales as a percentage of total sales in 2009 were comparable to 2008, despite a 55% decrease in year over year total well completions as project sales to oil sands customers increased.

MRO product sales are related to overall oil and gas industry production levels and tend to be more stable than capital project sales. MRO product sales for 2010 increased by $43.3 million (23%) to $234.3 million compared to 2009 and comprised 48% of the Company’s total sales (2009 – 44%, 2008 – 43%). Higher MRO sales in 2010 were due to increased conventional oilfield activity combined with the full year sales contribution in 2010 from the Acquired Business. MRO product sales for 2009 decreased by $42.4 million (18%) to $191.0 million compared to 2008 due to reduced conventional oilfield activity partially offset by sales generated from the Acquired Business in the second half of 2009.

The Company services over 3,000 customers of which the top ten customers comprised 38% of total sales in 2010 (2009 – 46%, 2008 - 42%).  The Company’s largest customer comprised less than 10% of total sales in 2010 (2009 and 2008 – one customer comprised 10% of sales).  The increased customer concentration of sales in 2009 was due to the Company’s focus on alliance customer programs coupled with lower capital program activity conducted by smaller oil and gas companies due to reduced industry operating cash flows and access to capital.  Improved industry access to capital in 2010 contributed to a broader distribution of sales across the Company’s customer base.

The Company distributes over 25,000 stock keeping units sourced from over 2,000 suppliers.  In 2010, the top 10 suppliers comprised 41% of total cost of goods sold (2009 – 34%, 2008 – 59%) of which its largest supplier comprised 10% of cost of goods sold (2009 – one supplier comprised 12% of cost of goods sold, 2008 – two suppliers comprised 31% of cost of goods sold).  Supplier concentration increased in 2010 compared to 2009 due to increased focus on centralized product procurement.  Supplier concentration in 2009 compared to 2008 decreased due to the relative decline in tubular product sales.

The Company’s strategy is to grow profitability by focusing on its core western Canadian oilfield equipment service business, complemented by an increase in the product life cycle services provided to its customers, and the focus on oil sands and industrial capital project and MRO sales opportunities. Revenue results of these initiatives to date are provided below:

	2010		2009		2008
Sales ($millions)	$	%	$	%	$	%
Oilfield	410.7	83	362.0	83	491.3	90
Oil sands	61.3	13	64.5	15	39.4	7
Production services	17.6	4	10.5	2	16.7	3
Total sales	489.6	100	437.0	100	547.4	100

Sales of oilfield products to conventional western Canada oil and gas end use applications were $410.7 million for 2010, up $48.7 million (13%) from 2009.  Approximately one-half of the increase in sales was attributable to the 50% year over year increase in industry well completions, which tend to drive demand for oilfield products. The remaining increase reflected the full year sales contribution in 2010 from the Acquired Business subsequent to its June 1, 2009 acquisition date.  These increases were partially offset by the impact on sales resulting from the rollover in tubular and other steel product prices that commenced in the second quarter of 2009.  Oilfield sales in 2009 decreased by $129.3 million (26%) from 2008 levels.  This decrease was primarily driven by the 55% decrease in 2009 well completions compared to 2008 and the rollover of tubular prices mentioned above. Sales from the Acquired Business subsequent to the June 1, 2009 acquisition date, comprised approximately 8% of annual 2009 oilfield sales and helped mitigate the impact on sales resulting from the decline in industry activity.

Sales to oil sands end use applications in 2010 were $61.3 million, down $3.2 million (5%) from 2009 as increased capital project sales were more than offset by the impact of the rollover of steel product pricing in 2010.  Oil sands sales increased by $25.1 million (64%) in 2009 compared to $39.4 million for 2008 due to growth in market share. The Company continues to position its major project execution capability and Fort McMurray branch to penetrate this growing market for capital project and MRO products.

Production service sales reached $17.6 million in 2010, up $7.1 million (68%) over 2009, outpacing the 17% increase in oil prices over the same period.  Production service sales in 2009 decreased $6.2 million (37%) compared to $16.7 million in 2008 as customers deferred oil production maintenance activities in response to the 33% reduction in average year over year oil prices experienced in 2009.

Gross Profit	2010	2009	2008

Gross profit (millions)	$75.0	$76.6	$107.7
Gross profit as a % of sales	15.3%	17.5%	19.7%

Gross profit composition by product sales category:
Tubulars	3%	5%	13%
Pipe, flanges and fittings	28%	31%	31%
Valves and accessories	20%	19%	17%
Pumps, production equipment and services	14%	12%	15%
General	35%	33%	24%
Total	100%	100%	100%

Gross profit was $75.0 million in 2010, down $1.6 million (2%) from 2009 as the 12% increase in sales was more than offset by a decrease in average gross profit margins from 17.5% in 2009 to 15.3% in 2010. Lower sales margins in 2010 reflected increased customer bid activity combined with aggressive oilfield supply industry competition. The reduction in tubular gross profit composition in 2010 compared to 2009 reflected the rollover of tubular prices and margins that commenced in the second quarter of 2009 and began to recover in the fourth quarter of 2010. The increase in general products profit composition reflects the relative increase in higher margin MRO sales in 2010 and 2009 compared to 2008. Gross profit was $76.6 million in 2009, down $31.1 million (29%) from 2008 due to the 20% decline in sales combined with a decrease in average gross profit margins from 19.7% in 2008 to 17.5% in 2009.  Gross profit margins decreased in 2009 from 2008 levels due to an increase in lower margin oil sands sales, reduced tubular margins, reduced supplier rebates in 2009 due to lower purchasing levels, and increased competitive activity as industry activity declined.

Selling, General and Administrative ("SG&A") Costs

	2010		2009		2008
($millions)	$	%	$	%	$	%
People costs	36.3	58	36.2	56	41.3	58
Selling costs	6.6	11	7.5	12	10.2	14
Facility and office costs	13.4	21	13.3	21	12.8	18
Other	6.3	10	7.2	11	7.3	10
SG&A costs	62.6	100	64.2	100	71.6	100
SG&A costs as % of sales	13%		15%		13%

SG&A costs decreased $1.6 million (2%) in 2010 from 2009, representing 13% of sales (2009 – 15%, 2008 – 13%).  The year over year improvement in SG&A costs as a percentage of sales in 2010 reflects a strong focus on cost control in 2010 and the 12% increase in sales compared to the relatively high fixed cost nature of the Company’s branch network and supporting supply chain infrastructure.  Similarly, the increase in SG&A costs as a percentage of sales in 2009 compared to 2008 reflects the 20% year over year decrease in sales which outpaced the 10% reduction in costs over the same time period.

SG&A costs decreased in 2010 compared to 2009 due to lower selling costs resulting from a reduction in the number of agent operated branch locations and reduced accounts receivable bad debt expense.  The absence of $1.5 million in "other costs" incurred in 2009 to integrate the Acquired Business was partially offset by a full year of costs to operate the five additional branch locations in 2010 that were added with the Acquired Business.

SG&A costs decreased in 2009 compared to 2008 by $7.4 million (10%).  People costs decreased by $5.1 million from 2008 due to reduced variable compensation associated with the reduction in earnings and a net 5% decrease in the number of employees. Selling costs were down $2.7 million compared to 2008 levels due to decreased sales commissions and a reduction in bad debt expense.  Facility and office costs increased $0.5 million in 2009 compared to 2008 mainly due to higher lease costs associated with the expansion of the Company’s store network in 2009 and 2008.

The Company leases 34 of its 45 branch locations as well as its corporate office in Calgary and Distribution Centre. Seven branch locations are owned and four are operated by agents. During 2010, the Company opened one new branch location and closed five locations.  Customer service requirements are being provided by adjacent branch locations.

Amortization Expense

Amortization expense at $2.5 million in 2010 was comparable to 2009 and 2008 levels.

Interest Expense

Interest expense was $0.7 million in 2010, down $0.2 million and $0.3 million from 2009 and 2008 respectively, due to lower average borrowing levels and floating interest rates.

Foreign Exchange Loss and Other

There were nominal foreign exchange gains in 2010, a marginal improvement over 2009 and 2008 performance despite significant exchange rate volatility. Gains and losses reflect the impact of exchange rate fluctuations on United States dollar denominated product purchases and net working capital liabilities.

Income Tax Expense

The Company’s effective tax rate for 2010 was 36.8%, compared to 29.5% and 33.0% in 2009 and 2008, respectively. The increase in the 2010 effective rate reflects the write off of $0.5 million of future tax assets related to the removal of the cash settlement mechanism from the Company’s stock option plan in the fourth quarter as a result of provisions contained in the federal government’s 2010 budget which effectively eliminated the ability to deduct for tax purposes, cash payments made to settle stock option obligations.  This rate impact was partially offset by a 1% year over year reduction in statutory rates.  The reduction in the effective tax rate in 2009 compared to 2008 reflected a 0.5% decrease in statutory tax rates combined with the ability to deduct the cost of stock option exercises for tax purposes, enabled by the implementation of a stock option cash settlement mechanism during 2009. Substantially all of the Company’s tax provision is currently payable.

Summary of Quarterly Financial Data

The selected quarterly financial data below is presented in Canadian dollars and in accordance with Canadian GAAP.  This information is derived from the Company’s unaudited quarterly financial statements.

(in millions of Cdn. dollars except per share data)
Unaudited	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	2009	2009	2009	2009	2010	2010	2010	2010

Sales	$ 140.7	$ 109.1	$ 94.1	$ 93.0	$ 121.9	$ 99.9	$ 132.2	$ 135.6

Gross profit	26.4	17.5	17.4	15.3	19.7	15.6	19.2	20.5
Gross profit %	18.8%	16.0%	18.5%	16.5%	16.1%	15.6%	14.5%	15.1%

EBITDA	9.5	1.7	0.5	0.6	4.1	0.7	3.8	3.8
EBITDA as a % of sales	6.8%	1.6%	0.5%	0.6%	3.4%	0.7%	2.9%	2.8%

Net income (loss)	6.0	0.6	0.2	(0.5)	2.2	(0.1)	2.2	1.6
Net income (loss) as a % of sales	4.3%	0.5%	0.2%	(0.5%)	1.8%	(0.1%)	1.7%	1.2%

Net income (loss) per share
Basic	$ 0.33	$ 0.04	$ 0.01	($0.03)	$ 0.13	($0.01)	$ 0.12	$ 0.09
Diluted	$ 0.33	$ 0.03	$ 0.01	($0.03)	$ 0.12	($0.01)	$ 0.12	$ 0.09

Net working capital(1)	153.2	137.0	131.1	136.6	113.9	111.8	129.0	125.7
Long term debt / Bank operating loan(1)	40.7	25.8	21.6	26.8	1.4	0.0	14.4	6.4

Total well completions	3,947	1,274	1,468	1,576	2,846	2,197	2,611	4,760

(1)Net working capital , bank operating loan and long term debt amounts are as at quarter end.

The Company’s sales levels are affected by weather conditions.  As warm weather returns in the spring each year, the winter’s frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have dried out.  In addition, many exploration and production areas in northern Canada are accessible only in the winter months when the ground is frozen.  As a result, the first and fourth quarters typically represent the busiest time for oil and gas industry activity and the highest oilfield sales activity for the Company.  Oilfield sales levels drop dramatically during the second quarter until such time as roads have dried and road bans have been lifted. This typically results in a significant reduction in earnings during the second quarter, as the decline in sales typically out paces the decline in SG&A costs as the majority of the Company’s SG&A costs are fixed in nature.  Sales decreased in the second half of 2009 as the impact of the dramatic reduction in oil and gas industry activity during this period more than offset normal seasonal sales trends.  Net working capital (defined as current assets less accounts payable and accrued liabilities, income taxes payable and other current liabilities, excluding the bank operating loan) and borrowing levels follow similar seasonal patterns as sales.

B.

Liquidity and Capital Resources

The Company’s primary internal source of liquidity is cash flow from operating activities before changes in non-cash net working capital balances.  Cash flow from operating activities and the Company’s $60.0 million revolving term credit facility are used to finance the Company’s net working capital, capital expenditures and acquisitions.

As at December 31, 2010, long term debt was $6.4 million and was comprised principally of borrowings under the Company’s revolving term credit facility.  Borrowings decreased by $20.4 million from December 31, 2009 due to the Company generating $10.7 million in cash flow from operating activities, before net changes in non-cash working capital balances and a $12.8 million reduction in net working capital. This was offset by $1.3 million in capital expenditures and $1.9 million for the purchase of shares to resource stock compensation obligations and the repurchase of shares under the Company’s Normal Course Issuer Bid ("NCIB").

As at December 31, 2009, borrowings under the Company’s bank operating loan were $26.5 million, a decrease of $8.4 million from December 31, 2008.  Borrowing levels decreased due to the Company generating $10.9 million in cash flow from operating activities, before net changes in non-cash working capital balances and a $14.8 million reduction in net working capital. This was offset by $2.6 million in capital and other expenditures, $11.3 million related to the acquisition of the Acquired Business and $3.4 million for the purchase of shares to resource stock compensation obligations and the repurchase of shares under the Company’s NCIB.

Net working capital was $125.7 million at December 31, 2010, a decrease of $10.9 million from December 31, 2009.  Accounts receivable at December 31, 2010 was $93.0 million, an increase of $25.5 million (38%) from December 31, 2009, due to the 46% increase in fourth quarter sales compared to the prior year period, partially offset by a 7% improvement in days sales outstanding in accounts receivable ("DSO") in the fourth quarter of 2010 to 56 days from 60 days in the fourth quarter of 2009. DSO is calculated using average sales per day for the quarter compared to the period end customer accounts receivable balance.  Inventory at December 31, 2010 was $94.8 million, down $7.8 million (8%) from December 31, 2009.  Inventory turns for the fourth quarter of 2010 improved by 63% to 4.9 turns from 3.0 turns in the fourth quarter of 2009 as sales increased while inventory decreased.  Inventory turns are calculated using cost of goods sold for the quarter on an annualized basis, compared to the period end inventory balance.  Accounts payable and accrued liabilities at December 31, 2010 were $63.7 million, an increase of $26.7 million (70%) due to increased purchasing activity in the fourth quarter of 2010 to resource the increase in sales compared to the prior year period.

Capital expenditures in 2010 were $1.3 million, a decrease of $1.3 million (50%) and $4.3 million (77%) from 2009 and 2008 expenditures, respectively.   Expenditures in 2010 were directed towards branch facility and business system expansion and maintenance.  The majority of the expenditures in 2009 and 2008 were directed towards branch and Distribution Centre facility expansions.  Capital expenditures in 2011 are anticipated to be in the $3.5 million to $4.5 million range and will be directed towards business system, branch facility, vehicle and operating equipment upgrades and replacements.

In July 2010, the Company entered into a $60.0 million revolving term credit facility that matures in July 2013 (the "Credit Facility").  The Credit Facility provides lower borrowing costs, improved covenant flexibility and extended repayment terms compared to the previous $60.0 million, 364 day operating credit facility.   Borrowings under the Credit Facility bear interest based on floating interest rates and are secured by a general security agreement covering all assets of the Company.   The maximum amount available under the Credit Facility is subject to a borrowing base formula applied to accounts receivable and inventories. The Credit Facility requires the Company to maintain the ratio of its debt to debt plus equity at less than 40%.  As at December 31, 2010, this ratio was 4%.  The Company must also maintain coverage of its net operating cash flow as defined in the Credit Facility agreement over interest expense for the trailing twelve month period of greater than 1.25 times.  As at December 31, 2010, this ratio was 14.1 times.  The Credit Facility contains certain other covenants with which the Company is in compliance.  As at December 31, 2010, the Company had borrowed $6.1 million and had available undrawn borrowing capacity of $53.9 million under the Credit Facility.

Contractual Obligations

The following table outlines the Company’s contractual obligations for debt, lease and related obligations having initial terms in excess of one year:

Period Due	Long term debt	Operating lease commitments	Total
(millions of Canadian dollars)
2011	-	6.8	6.8
2012	0.3	6.3	6.6
2013	6.1	5.5	11.6
2014	-	4.8	4.8
2015	-	4.1	4.1
thereafter	-	21.6	21.6
	6.4	49.1	55.5

Approximately 99% of operating lease obligations are related to office, warehouse, and store facility leases (2008 - 95%). Automobile, warehouse and office equipment leases comprised the remaining lease obligations.  Future operating lease commitments at December 31, 2010 were $49.1 million, a $6.5 (12%) million decrease from 2009 commitments as no new significant lease obligations, or extension of existing lease obligations, were entered into during 2010. In management’s opinion, the Company’s existing working capital position combined with available borrowing capacity under its Credit Facility and cash flow from operations, are sufficient to resource its ongoing obligations.

The Company is not aware of any environmental asset retirement obligations that could have a material impact on its operation.

Market Risk

The Company’s bank operating loan bears interest based on floating Canadian interest rates. As at December 31, 2010, the Company’s average borrowing cost was 3.8% (2009 – 3.2%, 2008 – 3.2%). Based on the Company’s borrowings levels as at December 31, 2010, a change of one percent in interest rates would be expected to decrease or increase the Company’s annual net income by $0.1 million.

The Company purchases certain products priced in U.S. dollars and sells such products to its customers typically priced in Canadian dollars.  As a result, fluctuations in the value of the Canadian dollar relative to the U.S. dollar can result in foreign exchange gains and losses.  As at December 31, 2010, the Company had entered into contracts to purchase in 2011, U.S. $6.5 million at fixed exchange rates for the purpose of mitigating its foreign exchange exposure.  The Company does not use financial instruments for speculative purposes. As at December 31, 2010, a one percent change in the Canadian dollar relative to the US dollar would be expected to have no material impact on net income.

Capital Stock

As at December 31, 2010 and 2009, the following common shares and securities convertible into common shares were outstanding:

(millions)	December 31, 2010	December 31, 2009
	Shares	Shares
Shares outstanding	17.5	17.6
Stock options	1.1	1.2
Share units	0.5	0.4
Shares outstanding and issuable	19.1	19.2

The basic weighted average number of shares outstanding in 2010 was 17.5 million, a decrease of 0.3 million shares from the prior year due principally to the purchases of shares under its NCIB and to resource share unit obligations. The diluted weighted average number of shares outstanding in 2010 was 18.0 million and was comparable to 2009, as the decrease in the basic number of common shares outstanding was offset by the dilutive effect of removing the cash settlement mechanic from the stock option program in the fourth quarter of 2010.  In the future, stock option obligations will be settled with shares issued from treasury.

The Company has established an independent trust to purchase shares of the Company on the open market to resource share unit plan obligations.  For the year ended December 31, 2010 there were 204,300 shares acquired by the trust at an average cost per share of $6.91. (2009 – 120,700 at an average cost per share of $5.60). As at December 31, 2010, the trust held 450,732 shares representing approximately 100% of stock unit plan obligations outstanding (December 31, 2009 – 360,576 shares representing approximately 96% of stock unit plan obligations outstanding).

During the fourth quarter of 2010, the Company discontinued the settlement of stock option obligations with cash payments in favor of issuing shares from treasury. The cash settlement mechanism was discontinued as a result of provisions contained in the federal government’s 2010 budget which effectively eliminated the ability to deduct for tax purposes, cash payments made to settle stock option obligations.  An after tax charge of $0.7 million was recorded in the fourth quarter comprised of a $0.2 million stock based compensation charge and the write off of $0.5 million of future income tax asset related to stock option obligations.  The mark to market current obligation of $2.1 million was transferred to Contributed Surplus on the balance sheet as a result of this change in settlement of stock option obligations. The cash settlement mechanism had been implemented during the third quarter of 2009 to enable the Company to manage its share dilution while resourcing its stock option plan on a tax efficient basis.

On December 23, 2009, the Company announced the renewal of its NCIB to purchase for cancellation through the facilities of NASDAQ, up to 880,000 common shares representing approximately 5% of its outstanding common shares. In 2010 the Company purchased 61,769 shares at a cost of $0.4 million ($6.62 per share). During 2009, the Company purchased 553,710 shares at a cost of $2.9 million ($5.17 per share) under its NCIB.  On December 21, 2010, the Company announced the renewal of the NCIB, effective January 3, 2011, to purchase up to 850,000 common shares representing approximately 5% of its outstanding common shares. Shares may be purchased up to December 31, 2011.

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

Allowance for Doubtful Accounts

The Company extends credit to customers and other parties in the normal course of business. Management regularly reviews outstanding accounts receivable and provides for estimated losses through an allowance for doubtful accounts. In evaluating the level of the established allowance, management makes judgments regarding a party’s ability to make required payments, economic events and other factors.  As the financial condition of a party changes, circumstances develop or additional information becomes available, adjustments to the allowance for doubtful accounts may be required.  As at December 31, 2010 and 2009, the allowance for doubtful accounts was $1.9 million and $2.3 million, respectively.

Inventory Reserves

The Company has significant investments in inventory to service its customers.  On a routine basis, the Company uses judgment in determining the level of write-downs required to record inventory at the lower of average cost or net realizable value. Management’s estimates are primarily influenced by market activity levels. Changes in these or other factors may result in a write-down in the carrying value of inventory. As at December 31, 2010 and December 31, 2009, the Company had recorded net realizable value reserves for inventory of $5.0 million and $6.3 million, respectively.

Goodwill

The Company has acquired certain operations which have resulted in the recording of $20.6 million of goodwill on the balance sheets as at December 31, 2010 and 2009. In accordance with Canadian GAAP, the Company is required to perform an annual goodwill impairment evaluation. The Company evaluates goodwill impairment as at December 31 at the consolidated level as it operates through a single operating segment and cash generating unit. The impairment evaluation involves comparing the estimated fair value of the Company’s business to its carrying amount to determine if a write down to fair value is required. Fair value is estimated using future cash flow projections, discounted to their present value. Future cash flows are based on various assumptions and judgments including actual performance of the business, management’s estimates of future performance of the business, indicators of future oil and gas industry activity levels including future commodity price forecasts, and long term growth rates of 5% derived from earnings and cash flow trading multiples for comparable public energy service companies. Present value discount rate assumptions use an estimate of the Company’s weighted average cost of capital, based on the average five-year historic volatility of public energy service company share prices and benchmark interest rates. The after tax discount rate ranges from 12% to 14%. Changes in such estimates or the application of alternative assumptions could produce significantly different results. As at December 31, 2010 the estimated fair value of the Company’s business would approximate its carrying amount if the after tax discount rate were to increase by 1% to 3%, or the assumed growth rate was reduced by 1% to 3%. See "Business Outlook" for discussion of industry conditions.

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

The loss of CE Franklin’s major suppliers could adversely affect the Company’s sales and gross profit.  A portion of CE Franklin’s business are sales where product is obtained from one supplier.  In the event the Company is unable to source products from its existing suppliers, then CE Franklin would need to search for alternate suppliers of these goods.  There can be no assurance that suitable alternate suppliers for such goods would be found.

Significant downtime at the Company’s centralized Distribution Centre located in Edmonton, Alberta could materially impact net income and cash flow from operations.  The Company operates a hub and spoke distribution model with the Distribution Centre strategically located within reasonable proximity to a majority of its vendors.  The Distribution Centre acts as a supply hub for its 45 branches.  Significant downtime at this facility could impact the Company’s gross profit margins, net income and cash flow from operations.

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

The Company may experience a financial loss if inventory becomes obsolete or otherwise un-saleable.  The rate of product technical innovation and the company’s ability to return un-saleable inventory to suppliers may impact financial performance.

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

The Company may experience a financial loss if its significant customers fail to pay CE Franklin for its products or services.  The Company’s ability to collect the proceeds from the sale of its products and services from its customers depends on the payment ability of its oil and gas customer base. A decline in oil and gas prices may increase the payment risk associated with the Company’s customers.

The Company’s major shareholder may influence the Company’s affairs.  The Company’s share ownership is highly concentrated and, as a result, CE Franklin’s principal shareholder effectively controls the Company’s business.  As at the date of this Form 20-F, CE Franklin’s largest shareholder, Schlumberger, owned approximately 56% of the Company’s common shares outstanding.  As a result, Schlumberger has the voting power to significantly influence the Company’s policies, business and affairs and the outcome of any corporate transaction or other matter, including mergers, consolidations and the sale of all, or substantially all, of the Company’s assets.

In addition, the concentration of the Company’s ownership may have the effect of delaying, deterring or preventing a change in control that otherwise could result in a premium in the price of the Company’s common shares.

The Company relies on its revolving bank turn loan to finance its ongoing net working capital and other funding requirements.  CE Franklin has a $60 million borrowing facility that matures in July 2013.  While management believes that this facility will be adequate to fund its working capital requirements, there can be no assurance that additional credit will become available if required, or that an appropriate amount of credit with comparable terms and conditions will become available when the facility matures.  The revolving bank term loan contains restrictive covenants which if breached by the Company, could result in a default or an event of default that could allow the lender to discontinue lending or to declare all borrowings outstanding there under to be due and payable.

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

FORWARD LOOKING STATEMENTS

The information in this MD&A contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that CE Franklin plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements.  These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events.  When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this MD&A, including those under the caption "Risk factors".

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

  forecasted oil and gas industry activity levels in 2011 and beyond;

  planned capital expenditures and working capital and availability of capital resources to fund capital expenditures and working capital;

  the Company’s future financial condition or results of operations and future revenues and expenses;

  the Company’s business strategy and other plans and objectives for future operations;

  fluctuations in worldwide prices and demand for oil and gas; and

  fluctuations in the demand for the Company’s products and services.

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

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

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

Project Structure and Governance

A Steering Committee has been established to provide leadership and guidance to the project team, assist in developing accounting policy recommendations and ensure there is adequate resources and training available. Management provides status updates to the Company’s Audit Committee on a quarterly basis.

Resources and Training

CE Franklin’s project team has been assembled and has developed a detailed workplan that includes training, detailed Canadian GAAP to IFRS analysis, technical research, policy recommendations and implementation. The project team completed initial training and ongoing training will continue through the project as required. The Company’s Leadership Team and the Audit Committee have also participated in IFRS awareness sessions.

IFRS Progress

The project team is advanced in its assessment of the differences between Canadian GAAP and IFRS. A risk based approach was used to identify significant differences based on possible financial impact and complexity. No accounting policy differences have been identified to date that would give rise to significant differences between Canadian GAAP and IFRS.  Similarly, there have been no significant information system change requirements identified in order to adopt IFRS. The project team has substantially completed its assessment of changes to financial statement presentation, disclosure and again no significant differences have been identified to this point. There are some additional disclosures required under IFRS that the company will be presenting in its first IFRS financial statements. Work is ongoing on internal controls over financial reporting that will be required to adopt IFRS. There are a number of IFRS standards in the process of being amended by the International Accounting Standards Board and are expected to continue until the transition date of January 1, 2011. The Company is actively monitoring proposed changes.

At this stage in the project, CE Franklin cannot reasonably determine the full impact that adopting IFRS would have on its financial position and future results.

RECENT ACCOUNTING PRONOUNCEMENTS

i.)

Topic 820 – Improving disclosures about fair value measurements

This statement provides amendments, to subtopic 820-10 that require new disclosures and that clarify certain existing disclosures related to fair value measurements.

The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009 except for the disclosures about purchases, sales, issuances and settlements in the roll forward activity in Level 3 fair value measurements.  Those disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years.

ii.)

Topic 605 – Multiple-deliverable revenue arrangements

This statement provides another alternative for determining the selling price of deliverables.  Eliminates the residual method of allocating arrangement consideration.  Requires expanded qualitative and quantitative disclosures.  Effective prospectively for revenue arrangements entered into or materially modified in years beginning on or after June 15, 2010.

iii.)

Topic 810 – New Consolidation Guidance for Variable Interest Entities ("VIEs")

The statement amends the consolidation guidance for VIEs under Fin 46(R) including (1) the elimination of the exemption for qualifying special purpose entities, (2) a new approach for determining who should consolidate a VIE, and (3) changes to when it is necessary to reassess who should consolidate a VIE. Management reviewed the application of this statement and determined that it had minimal effect on the financial statements.

Under revised CICA section 1506, "Accounting Changes" and the U.S. Securities and Exchange Commission’s (SEC) Staff Bulletin No. 74 (SAB 74), the Company is required to disclose certain information related to recently issued accounting standards.  This guidance requires that when a new accounting standard has been issued but has not yet been adopted, the Company should discuss the effect that the new standard will have on the Company's financial statements when adopted.

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

Recent US GAAP Pronouncements

Since the Company will be adopting IFRS for 2011, future US GAAP pronouncements are not applicable as a US GAAP reconciliation will no longer be required.

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

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2010. In making this assessment, it used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the Company’s assessment, management has concluded that as of December 31, 2010, CE Franklin's internal control over financial reporting is effective based on those criteria.

Our independent registered public accounting firm, PricewaterhouseCoopers LLP, audited the effectiveness of the Company's internal control over financial reporting as at December 31, 2010, as stated in its attestation report, which is included on pages 56 and 57 of this Annual Report on Form 20-F.

There were no changes to the Company’s internal control over financial reporting that occurred during 2010 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

F.

Tabular Disclosure of Contractual Obligations

Information for this item is set forth under "Contractual Obligations" under Item 5.

G.

Safe Harbor

Forward Looking Statements

Information for this item is set forth under "Forward Looking Statements" under Item 5.

Item 6:

Directors, Senior Management and Employees

A.

Directors and Senior Management

The following table sets forth certain information about the Company’s directors and leadership team, as of February 2, 2011:

Name and Municipality of Residence

Age

Position with CE Franklin

Michael S. West

48

President, Chief

 Executive

Calgary, Alberta, Canada

Officer and Director

W. Mark Schweitzer

49

Vice President and

Calgary, Alberta, Canada

Chief Financial Officer

Merv G. Day

60

Senior Vice President,

Calgary, Alberta

, Canada

Business Development

James E. Baumgartner

56

Vice President, Commercial Strategies

Edmonton, Alberta, Canada

Ronald L. Koper

52

Vice President,

Calgary, Alberta, Canada

Business Effectiveness

Timothy M. Ritchie

40

Vice President, Sales

Calgary, Alberta, Canada

Roderick H. Tatham

52

Vice President, Operations

Calgary, Alberta, Canada

Michael J.C. Hogan (1) (2) (4)

54

Director

Calgary, Alberta, Canada

John J. Kennedy (2) (4)

58

Director

Houston, Texas, United States

Robert McClinton (1) (3)

60

Chairman and Director

Calgary, Alberta

, Canada

Kjell-Erik Oestdahl (1)

46

Director

Stavanger, Norway

Bradley J. Thomson (2) (3)

54

Director

Calgary, Alberta, Canada

Keith S. Turnbull (3) (4)

61

Director

Calgary, Alberta, Canada

Notes:

1)

Member of Corporate Governance and Nominating Committee.

2)

Member of Compensation Committee.

3)

Member of Audit Committee.

4)

Member of Quality, Health, Safety and Environment.

The directors are elected annually at the Company’s annual general meeting.  The 2010 annual general meeting will be held on April 27, 2011 (the "Meeting").  The following is a summary of the background of each director and member of the Company’s leadership team.

Michael S. West

Mr. West is President and Chief Executive Officer of CE Franklin. He was appointed President and Chief Executive Officer and to CE Franklin's Board of Directors in January 2002.  Mr. West has held executive positions in the oilfield supply and distribution business for 13 years. Prior to joining the oil and gas sector in 1996, he worked for 11 years in various capacities in the automotive aftermarkets industry.

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

Robert McClinton

Mr. McClinton was elected to the Board in 2006, and appointed Chairman in 2008. Robert McClinton, a Chartered Accountant, has been an independent business consultant since April 2005. From September 2007 to October 2008, he served as Chief Financial Officer of CEP International Petroleum Ltd., a private company. Mr. McClinton was a major shareholder and President & CEO of BMP Energy Systems ("BMP") from 1992 to 2005, when BMP was sold to a public company. During the 10 years prior to joining BMP, Mr. McClinton served as director and senior financial officer of Canadian Turbo Inc. He began his career in 1969 with Deloitte & Touche in Northern Ireland, where he obtained his Chartered Accountant designation before immigrating to Canada in 1974. Mr. McClinton is a member of the Alberta and Canadian Institute of Chartered Accountants and the Institute of Corporate Directors ("ICD").

Michael J.C. Hogan

Mr. Hogan was appointed to the Board in 2006.  Michael Hogan is a business consultant and 30 year veteran of the electric power industry. He is President and CEO of Enact Power Ltd., providing business development support to companies pursuing electric power investment in Canada and internationally. From 1995 to 1998, Mr. Hogan was President and CEO of SaskPower Commercial Inc., the international development arm of SaskPower. He is a member of the Association of Professional Engineers, Geologists, and Geophysicists of Alberta (APEGGA) and ICD. Mr. Hogan has also completed the Director Education Program and holds the ICD.D designation.

John J. Kennedy

Mr. Kennedy was appointed to the Board in 1999.  John Kennedy is President of Wilson Supply, a distribution unit of Schlumberger.  Previously, he was Senior Vice-President and CFO of Smith. He has worked in the energy industry for over 29 years in various executive and management positions. Mr. Kennedy is a member of several professional bodies in both the United Kingdom and United States, including the Energy Institute, the Association of Corporate Treasurers, the ICD, and is a member of the board of directors of the Petroleum Equipment Supplier Association.

Kjell-Erik Oestdahl

Mr. Oestdahl was appointed to the Board on October 28, 2010.  Mr. Oestdahl is Chief Procurement Officer ("CPO") of Schlumberger. He holds a Master of Science degree in Electrical Engineering. Mr. Oestdahl joined the Schlumberger group of companies in 1990 as a field engineer in China and has held increasingly senior positions in operations, business development and marketing for Schlumberger Oilfield Services in Europe and North America. Mr. Oestdahl also worked as CPO of StatoilHydro in 2007-2008. In Canada, he is a member of the ICD.

Bradley J. Thomson

Mr. Thomson was appointed to the Board on April 6, 2010.  Mr. Thomson is a business consultant. He is a Chartered Accountant with over 25 years of diverse experience as a senior executive and corporate director in the energy services industry, including natural gas marketing, trading and transportation, oilfield services, and electricity generation, transmission and telecommunications. From 2004 to 2009 (and from 1994 to 1998), he was a member of the senior executive team of TransCanada Corporation. Mr. Thomson also held senior positions with Northridge Canada Inc. and KPMG LLP ("KPMG"). He is a member of the Alberta and Canadian Institute of Chartered Accountants and ICD.  Mr. Thomson has also completed the Director Education Program and holds the ICD.D designation.

Keith S. Turnbull

Mr. Turnbull was appointed to the Board on April 6, 2010.  Mr. Turnbull is a chartered accountant and business consultant. He retired as a Partner from KPMG on December 31, 2009, after nearly 30 years of service. Mr. Turnbull has extensive experience in all aspects of public company accounting and finance matters, including serving as Office Managing Partner at KPMG's Calgary office, where he was responsible for the strategic direction and growth of the Calgary practice, as well its audit, tax and advisory business. Mr. Turnbull is a member of the Alberta and Canadian Institute of Chartered Accountants and the ICD.

B.

Compensation

The purpose of this Compensation Discussion and Analysis is to provide information about the Corporation’s philosophy, objectives and processes regarding compensation for the President and CEO, the Vice-President  and CFO and the other three most highly compensated executive officers of CE Franklin (each a "Named Executive Officer" or a "NEO" and collectively the "Named Executive Officers" or "NEOs). For the period ended December 31, 2010, the Corporation had the following five NEOs:

Michael S. West

            President and CEO

W. Mark Schweitzer

Vice-President and CFO

Merv Day

Senior Vice-President, Business Development

James E. Baumgartner

Vice-President, Commercial Strategies

Timothy M. Ritchie

Vice-President, Sales

The Compensation Committee has reviewed, discussed and recommended the Compensation Discussion and Analysis to be included in this Information Circular. The Compensation Committee believes that it understands the long-term implications of the Corporation’s executive compensation plans. Compensation philosophy and programs are reviewed by the Compensation Committee on an annual basis to (a) assess their competiveness, (b) be satisfied that they continue to meet the Corporation’s compensation objectives, and (c) improve its overall ability to recruit, retain, and motivate high-performing employees in light of changing market conditions, the Corporation’s growth profile and its evolving strategies and goals. The Compensation Committee is satisfied that the Corporation’s current executive compensation programs and levels of compensation are aligned with CE Franklin’s performance and reflect competitive market practices.

Compensation Principles and Objectives

The objectives of the Corporation's compensation program are to (a) align the executives' interests with those of Shareholders; (b) provide market based compensation that is sufficient to attract, retain and reward a high calibre management team; (c) provide the opportunity to earn total compensation that is commensurately above or below average when the Corporation’s performance varies from expectations; and (d) generate company-wide collaboration and superior performance results.

Compensation Program Design

The Corporation utilizes a "pay-for-performance" approach to compensation. Actual rewards are directly linked to the business goals and results of the Corporation. These include financial and non-financial performance measures which are aligned with Shareholder interests.

All elements of the Corporation’s compensation plan are intended to attract, retain and align executive performance to Shareholder’s interests and to meet CE Franklin’s compensation principles and objectives, as stated above.  The compensation plan is composed of:

➢

base salary and benefits;

➢

short-term cash bonus plan; and

➢

mid-term and long-term incentive plans.

Mid and long-term incentive plans are comprised of share-based compensation, thereby directly aligning executive interests with those of Shareholders.

The Corporation provides a significant proportion of pay at risk through short-term cash bonus and medium and long-term incentives. The actual compensation mix varies by executive level. Generally, the higher the level of responsibility, the greater the proportion of total target compensation that is variable or at risk. For 2010, approximate target compensation components for the executive officers consisted of:

Benchmarking Data and Review Process

The total compensation level and plan design versus marketplace as defined by a peer group is reviewed for each position by Mercer through a bi-annual executive total compensation analysis, or as required due to marketplace or job design changes.  On an annual basis, compensation levels and plan design are reviewed by the Compensation Committee in the fall.  Total compensation levels are generally targeted at the peer group median and adjusted for experience and scope of responsibility of the particular NEO. Formulaic elements of the plan can be adjusted as required to achieve responsible and sustainable executive compensation. Changes or adjustments to plan design are identified to enable management to prepare a proposed Executive Compensation Plan for the coming year, to be approved by the Board in December.

The peer group is comprised of Canadian industrial suppliers, Calgary-based organizations of comparable size and region-specific retailers in local and national markets. This data is augmented, as required, with survey and/or proxy data from other public, comparably sized organizations in the oil and gas industry for executive positions.  Compensation data from CE Franklin’s direct competitors is not publicly available. As part of the bi-annual executive total compensation analysis conducted in the fall of 2008 and 2010, the Corporation’s executive peer group, as recommended by Mercer, an independent compensation consultant, currently includes 14 companies:

Mullen Transportation Inc.

            Marsulex Inc.

Wajax Ltd.

Badger Daylighting Inc.

Trican Oilwell Services Company Ltd.

Peak Energy Services Ltd.

North American Energy Partners

Pure Energy Services Ltd.

Calfrac Well Services Ltd.

            Essential Energy Services Ltd.

ATS Automation

Total Energy Services Ltd.

Newalta Income Fund

Black Diamond Group Ltd.

The CEO annually assesses the individual performance and development of each executive officer and recommends the appropriate compensation target levels for each individual. Total compensation target levels for the coming year are established based on:

➢

individual performance and contribution;

➢

strategic value to the Corporation’s future plans and compensation history; and

➢

relative level of total compensation compared to marketplace.

The Compensation Committee reviews these recommendations and recommends to the Board the approval of the total compensation package for the NEOs. For the CEO, the Compensation Committee receives and reviews the results of the performance assessment established by the Corporate Governance and Nominating Committee and supported by the Board. The Compensation Committee then recommends to the Board for their review, discussion and approval, the compensation package payable to the CEO. For 2010, the CEO performance was assessed against the following financial and operational targets and key objectives:

Financial/Operational Targets	earnings per share ("EPS"), accounts receivable and inventory efficiency, return on net assets ("RONA")(1) and safety measures, based on annual business plan, budget and safety reports.
Key Objectives	on progress made with respect to strategic initiatives, as established by the five year strategic plan.
on leadership performance, including management team development and succession planning.

Note:

In general, the achievement of financial and operational targets is given more significant weighting than the realization of key objectives.

(1)

RONA is defined as annual net income before interest and income tax expenses, divided by average month-end total assets excluding cash, less liabilities, revolving term bank debt and other financial liabilities, and future income tax assets and liabilities.

Elements of 2010 Executive Compensation

During 2010, the Corporation's compensation arrangements for senior executives, including the NEOs consisted of a combination of (a) base salary, (b) short-term incentives (cash bonus), and (c) mid-term and long-term incentives.

Base Salaries

Base salaries are reviewed annually. Actual salary levels reflect general market conditions, peer group base compensation generally targeted at the median, level of responsibility, experience, expertise and accountability within the Corporation, as well as subjective factors such as the executive’s performance in a variety of areas, including leadership, commitment and ability to motivate others. Base salaries are also compared to other employees and senior executives to assess internal equity. Base compensation levels have been unchanged since 2007. In January of 2008, in support of the Corporation’s business plan, each senior executive volunteered to take a $10,000 base salary roll back ($30,000 for the CEO) to reduce operating expenses and retain staff in light of the challenging industry demand profile, then anticipated to prevail for 2008. In early 2009, salaries were re-instated to levels prior to the 2008 roll back.  In April of 2009, to mitigate the effects of the economic downturn, CE Franklin established a furlough program, requiring all employees, including the NEO’s, to take one day off per month without pay. The furlough program created employee cost consciousness, saved labour costs and united the Corporation in its effort to preserve jobs and maintain customer service. The impact of the furlough program on the 2009 base salaries for the NEO’s resulted in a reduction of approximately 3.8%. The furlough program was completed in April, 2010 with the exception of merit increases, base salaries remained frozen for 2010 in response to the challenging economic environment.

Perquisites and Personal Benefits: Benefit plans provided by the Corporation include group life, health and medical, pension (RRSP) contributions and other benefits that are available to all salaried employees to support their health and well-being. These plans are reviewed periodically to ensure that they continue to meet the needs of the Corporation’s employees and that benefits remain competitive.  Perquisites are applied according to business need and marketplace comparison of job class compensation plan matching, provided they are cost effective and assist employees in carrying out their duties effectively.

Short-Term Cash Bonus Plan

Since 2005, EPS, inventory turns and accounts receivable days sales outstanding ("DSO") have been the central measures used to determine payouts under the Short-Term Cash Bonus Plan ("STIP") for the executive officers. Safety and other measures have periodically been included to achieve specific results. These measures have been central to the STIP, as they are critical measures which indicate CE Franklin’s performance.

  For 2010, the following STIP measures and weightings were established:

➢

50% linked to EPS performance

➢

25% linked to inventory turn(1) performance

➢

12.5% linked to DSO(1) performance

➢

12.5% linked to Safety performance

Note:

(1)

Inventory turns are calculated using cost of goods sold for the quarter on an annualized basis compared to the period end inventory balance.  DSO is calculated using average sales per day for the quarter compared to the period end accounts receivable balance.

STIP payouts for all measures were capped at two times target STIP percentage of salary for each NEO (subject to an overall maximum STI payout for all employees of 20% of before-tax profit). The target EPS for 2010 at $0.69 was at budget and a graduated payout band of plus or minus 30% of target was established. For DSO and inventory turns, the graduated payout band was set at plus or minus 10% of budget. Safety performance was based 50% on total reportable injury rate ("TRIR") and 50% on driver fault vehicle accident measurements.

The Corporation’s basic EPS for 2010 at $0.34 was 51% below the 2010 target of $0.69.  Inventory turn target of 4.4 corporate-wide turns was not met at 4.2 turns. DSO performance at 54.7 did not meet the target of 53.7 days.  The safety performance target of TRIR ≤ 1.2 was exceeded at 1.0 and driver vehicle accident rate of ≤ 8 was exceeded at 4.

The 2010 STIP payout for each NEO paid in February of 2011 was based on this program.  The payout compared to target for the NEO’s was approximately 37%.  (See "Summary Compensation Table"). The NEOs continue to be eligible for the STIP program, which is reviewed by the Compensation Committee on an annual basis with targets established based on the Corporation’s annual operating objectives and business plans.

Mid-term and Long-term Incentives: Option-based and Share-based Awards

In late 2008, the option and share-based plans were redeveloped by management with the assistance of Mercer, based on the recommendations of the Compensation Committee and approved by the Board of Directors in January, 2009.  The Corporation’s mid and long-term incentive plans ("LTIP") are comprised of (a) stock options ("Options"), (b) restricted share unit ("RSU") awards, and (c) performance share unit ("PSU") awards which are focused on medium and long-term performance, retention and alignment of executive’s interests with those of the Shareholders.

Annual option and share-based target awards for each executive, including the NEOs (other than for the CEO) are established by the CEO based on (a) principles of external competitiveness, (b) strategic contribution [the executive’s performance] in the prior year, and (c) recognition of future potential.  Target awards are reviewed and recommended to the Board for approval by the Compensation Committee. The CEO’s option and share-based awards are determined by the Compensation Committee after consideration of the performance evaluation report received from the Corporate Governance and Nominating Committee. The Compensation Committee further considers, among such other factors as they may deem relevant, the Corporation’s performance, Shareholder returns and the value of similar incentive awards to CEOs at comparable companies.

Option-based Awards

In 2008, the Compensation Committee reviewed stock option grant practices, including exercise price valuations and volatility measures. Based on the Black-Scholes valuation model, volatility was set using three years of monthly or weekly closing prices, depending on the date of grant, from the American Stock Exchange (the "AMEX"), where the majority of the Corporation’s trading then occurred. Based on Mercer’s recommendations and generally accepted practice for fair valuation, during 2008 the volatility cap of 50% was maintained. For 2008 Option grants, the Black-Scholes valuation model for stock options was applied in determining the appropriate stock-based grant. Previous grants of stock-based awards are not taken into consideration when determining the current year's grant. With respect to exercise price, the Corporation had, for simplicity, used the closing price on the date of grant and amended the Option plan to adopt a ten day volume weighted average price as a preferred fair value approach.

In January 2009, the Option plan was further amended by (a) revising the maximum number of common shares reserved for issuance under the Option plan to 10% of the issued and outstanding common shares, independent of shares reserved for issuance under any other compensation arrangement; and (b) including a provision for the granting of an election to Option plan participants to have the Corporation settle their vested options in return for cash or shares (collectively, the "2009 Amendments").  The 2009 Amendments were approved by Shareholders on April 28, 2009 together with all unallocated options under the Option plan until April 28, 2012.

In December 2010, the practice of providing an election to Option plan participants to have the Corporation settle their vested options in return for cash was stopped, and the Option plan was amended by adding provisions that provide for withholding of income tax owing on option exercise, in response to certain provisions contained in the Federal Government’s 2010 budget (the "2010 Amendments").

For a summary of the terms of the Option plan, see "Option Plan" below.

No Options were granted in 2010 or in 2009 to preserve shareholder value. The Option plan was temporarily suspended, due to extremely volatile market conditions, with the Corporation’s stock trading below the book value of its assets, making the valuation of Options difficult. The LTIP portion for 2010 and 2009 consisted of RSU and PSU awards, governed by the terms of the Corporation's Share Unit Plan. See "Share-based Awards" below.

Option Plan Summary:  The Option plan was established on September 14, 1993 and was amended on November 21, 1994, October 24, 1995, September 10, 1996, February 12, 1998, April 30, 1998, May 1, 2001, May 3, 2005, May 2, 2007, July 24, 2008, January 29, 2009 and December 14, 2010. The 2009 and 2010 Amendments are described above. The Option plan provides that the Board may grant Options, subject to the terms of the Option plan, to employees, officers or directors of the Corporation and its subsidiaries and to officers or employees of affiliates (as defined in the Business Corporation Act (Alberta)) with whom the Corporation conducts business (collectively, the "Eligible Participants").  Under the terms of the Option plan:

1.

Options may be granted in such numbers and with such vesting provisions as the Board of Directors may determine;

2.

the exercise price of options shall not be less than the ten (10) day volume weighted average trading price of the Common Shares traded through the facilities of the NASDAQ (or an equivalent United States based Stock Exchange) or the TSX trading on the last trading day preceding the grant date, as expressed in both U.S. dollars and Canadian dollar equivalents at such date;

3.

the maximum term for options is ten years;

4.

the options are not transferable or assignable other than in the event of the death of the optionee;

5.

the aggregate number of Common Shares reserved for issuance pursuant to options granted to any one person, when combined with any other share compensation arrangement, may not exceed 5% of the outstanding Common Shares (on a non-diluted basis);

6.

vesting of options may be accelerated at the discretion of the Board of Directors; in the event that an optionholder ceases to be an Eligible Participant such options shall cease and terminate on the sixtieth day following the date that such optionholder ceased to be an Eligible Participant, unless otherwise determined by the Board with respect to any particular optionee (and unless the termination was for cause, in which case the Board of Directors may determine that such options shall terminate immediately), and in the event of the death of a holder of options, such options shall be exercisable until the earlier of six months following the death of the holder and the expiry of such options, and in the event of a sale of the Corporation or all or substantially all of its assets or the liquidation or dissolution or merger, amalgamation, consolidation or absorption with or into any other corporation or if any person, firm corporation of related or affiliated persons, firms, corporations make a general offer to any or all of the Shareholders of the Corporation to acquire more than 50% of all of the outstanding Common Shares of the Corporation then the Board of Directors may provide for early exercise or termination or other adjustments of the options;

7.

the aggregate number of Common Shares that may be reserved for issuance under the Option Plan must not exceed 10% of the number of Common Shares, on a non-diluted basis, outstanding at that time;

8.

at the time of exercise, Eligible Participants may elect that the Corporation purchase each of their vested options for a price (the "Purchase Price") equal to the difference between the 10-day weighted average closing price of the Common Shares at the time of exercise and the exercise price for each option being purchased; and

9.

the Board has the right to amend or discontinue the terms and conditions of the Option plan subject to the prior consent of any applicable regulatory bodies, including the TSX.  Under the Option plan, the Board has the ability to make amendments to the Option plan or a specific option grant without further approval of Shareholders to the extent that such amendments cure an ambiguity, error or omission; are necessary to comply with applicable laws or requirements; are in respect of administrative or eligibility matters; change the terms of the Options including a change in pricing (other than to insiders) and vesting provisions; change termination provisions (so long as the change does not entail an extension beyond the original expiry date); or are amendments of a housekeeping nature.

Share-based Awards

In January 2009, the Corporation established what it considers a medium-term incentive program ("MTI"), consisting of PSU awards, valued at a target percentage of total compensation within market ranges for similar positions, earned through a first year corporate performance measure and time vested over a period of three years from the date of grant. The MTI was first implemented for 2009 and has been created to focus and reward senior executives for multi-year goals and objectives within a one to three year time horizon.  These objectives are not always well served by annual cash flow and earnings measures and are expected to produce results faster than long-term objectives (three to seven year time horizons).

The total number of PSUs granted are established one year following the declaration of the target unit award amount by multiplying the target unit award amount by a performance multiplier. The second PSU target units were awarded on February 16, 2010.  The 2010 performance measure, approved by the Board on January 28, 2010, consists of RONA targets, based on historical analysis of the Corporation’s RONA performance.

For 2010, the following MTI payout ranges were established:

➢

Less than              5%           -no payout

➢

Threshold              5%           -.25 times targeted payout

➢

Target               11.9%           -1 times targeted payout

➢

Cap                     30%           -2 times targeted payout

On February 2, 2011, the Board approved the 2010 performance multiplier of 42%, based on the 2010 RONA performance. Accordingly, PSUs earned for 2010 were granted on February 2, 2011, by multiplying the target unit awards set on February 16, 2010 by the 2010 performance multiplier.

To replace the Options typically awarded as part of the LTIP program, the Corporation granted PSUs and RSUs for 2010. The PSUs and RSUs were granted pursuant to the terms of the Share Unit Plan. See "Share Unit Plan" below. For 2010 RSU and PSU awards to each NEO, see "Summary Compensation Table".

Share Unit Plan Summary:  RSUs and PSUs entitle the holder thereof to receive, upon exercise by the holder, but at the election of the Corporation:  (i) a number of Common Shares equal to the number of mature RSUs or PSUs then held; or (ii) a payment from the Corporation equal to the closing price per Common Share of a stock exchange on which the Common Shares are then listed for trading for each mature RSU or PSU then held.  Pursuant to the Share Unit Plan, the number of RSUs and PSUs that may be issued in any given year is subject to certain restrictions.  The number of RSUs and PSUs granted is to be determined at the discretion of the Board of Directors at the time of the granting of the RSUs and PSUs, as is the term and vesting policies.  There may not be issued any RSUs or PSUs exceeding 10% of the outstanding issue from time to time and no one eligible RSU or PSU recipient can receive RSUs and/or PSUs entitling the eligible recipient to acquire more than 5% of the total Common Shares by way of the granting of RSUs and/or PSUs.  There may not be issued to any one insider and such insider's associates, within a one-year period, a number of RSUs and/or PSUs of the Corporation exceeding 5% of the issued and outstanding Common Shares.

All RSUs and PSUs awarded to date vest over a three year period (33.3 percent each at the end of the first, second and third anniversary following the award date). Vested RSUs and PSUs may be exercised at any time by providing the requisite notice to the Corporation up to December 31st in the year that is three years after the date of the award.

To date, the Corporation has funded all RSU and PSU exercises with Common Shares purchased in the open market.  It is the Corporation's intention to continue to fund future RSU and PSU exercises through open-market purchases of Common Shares.

Performance Graph

The following graph compares the yearly change in the Corporation's cumulative total Shareholder return on its Common Shares as listed on the TSX based on an initial fixed investment of $100 with the cumulative return on S&P/TSX Composite Total Return Index ("S&P/TSX Composite") and the S&P/TSX Oil and Gas Equipment and Services sub-index ("S&P/TSX O&G E&S").

	Dec. 31/05	Dec. 31/06	Dec. 31/07	Dec. 31/08	Dec. 31/09	Dec. 31/10
CE Franklin	100	73.0	40.4	19.6	43.9	43.5
S&P/TSX Composite	100	117.3	128.8	86.3	116.5	137.0
S&P/TSX O&G E&S	100	85.3	91.1	57.0	81.2	102.7

The total compensation received by the NEOs over the periods reflected in the above Performance Graph, has generally tracked fluctuations in CE Franklin’s Shareholder return over such periods, as share-based awards form a significant portion of executive compensation. In this manner, as the Corporation’s share price increases or decreases, the value of share-based compensation awards fluctuate similarly. Additionally, the performance metrics used to determine STIP and PSU awards are aligned with CE Franklin’s business performance which, over time, are expected to have an impact on the value of the Corporation’s Common Shares.

The following table sets forth the compensation information for the President and Chief Executive Officer, the Vice-President and Chief Financial Officer and the three most highly compensated executive officers who were serving in such capacities at December 31, 2010 collectively the Named Executive Officers ("NEOs") for services rendered to the Corporation for the three years ended December 31, 2010:

Name and Principal Position	Year	Salary(1) ($)	PSU Awards(2) ($)	RSU Awards(3) ($)	Option Awards(4) ($)	Non Equity Incentive Plan Compen-sation/ Annual Incentive Plans(5) ($)	All Other Compen-sation(6) ($)	Total Compen-sation ($)
Michael S. West (9) President and CEO	2010 2009 2008	413,538 405,000 390,000	126,000 102,000 ---	300,000 300,000 ---	--- --- 600,000	122,682 140,000 546,000	11,000 10,496 10,000	973,220 957,496 1,546,000
W. Mark Schweitzer(10) Vice-President, and CFO	2010 2009 2008	295,385 290,000 290,000	84,000 68,000 ---	200,000 200,000 ---	--- --- 225,000	65,723 75,000 203,000	14,769 14,481 10,000	659,877 647,481 728,000
Merv Day(11) Sr. Vice-President Business Development	2010 2009 2008(7)	212,885 217,000 63,510	31,500 25,500 ---	75,000 75,000 ---	--- --- ---	32,862 49,000 39,375	10,644 8,221 ---	362,891 374,721 102,885
James E. Baumgartner(12) Vice-President Commercial Strategies	2010 2009 2008	206,769 203,000 200,000	22,260 17,850 ---	53,000 52,500 ---	--- --- 100,000	30,671 48,000 140,000	10,388 10,137 10,002	323,088 331,487 450,002
Timothy M. Ritchie(13) Vice-President, Sales	2010 2009 2008(8)	186,954 189,000 165,000	31,500 25,500 ---	75,000 75,000 ---	--- --- 90,000	28,626 43,000 115,500	11,217 11,353 9,902	333,297 343,853 380,402

Notes:

(1)

The furlough program was completed in April 2010 and base salaries otherwise remained frozen for 2010. The 2009 salaries reflect the impact of (a) the early 2009 re-instatement of salaries to levels prior to the 2008 roll back and (b) the furlough program (See "Base Salaries").

(2)

The 2010 target PSU awards were set on February 16, 2010 at fair value of $6.51 per unit and subsequently multiplied by a performance multiplier of 42%, based on actual 2010 Return on Net Assets performance, to calculate the value of PSU awards earned for 2010 (See "Share-based Awards").

(3)

The 2010 RSU awards were granted on February 16, 2010 at fair value of $6.51 per unit.

(4)

The option awards recorded for 2008 in this table were granted on December 11, 2007 and made to reward 2008 compensation.

(5)

Annual incentive bonus amounts are disclosed in the year in which they are earned, not in the year in which they were paid.

(6)

Consists of employer contributions towards a group registered retirement pension and savings plan.

(7)

Mr. Day was appointed Senior Vice-President, Business Development effective September 15, 2008.

(8)

Mr. Ritchie was appointed Vice-President, Sales in November 2008, and previously held the position of Vice-President, IT Projects.

(9)

Mr. West currently holds 66,882 Common Shares.

(10)

Mr. Schweitzer currently holds 99,852 Common Shares.

(11)

Mr. Day currently holds 39,400 Common Shares.

(12)

Mr. Baumgartner currently holds 615 Common Shares.

(13)

Mr. Ritchie currently holds 6,573 Common Shares.

INCENTIVE PLAN AWARDS

Outstanding Share-based Awards and Option-based Awards

	Option-based Awards				Share-based Awards (RSUs and PSUs)
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options(1) ($)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share-based Awards that have not Vested (2) ($)
Michael S. West	17,472 41,991 189,956	4.60 10.90 6.50	01/11/2015 01/31/2017 12/11/2014	136,911	RSU: 82,184 PSU: 31,629	796,691
W. Mark Schweitzer	52,428 58,255 71,232	10.30 10.30 6.50	08/13/2017 08/13/2017 12/11/2014	35,616	RSU: 54,789 PSU: 21,085	531,118
Merv Day	Nil	N/A	N/A	Nil	RSU: 20,546 PSU: 7,907	199,171
James E. Baumgartner	27,609 28,139 24,522 26,203 6,996 31,656	3.50 3.49 2.70 4.60 10.90 6.50	01/01/2012 12/13/2012 12/12/2013 01/11/2015 01/31/2017 12/11/2014	379,559	RSU: 14,459 PSU: 5,567	140,182
Timothy M. Ritchie	28,139 41,824 28,823 6,996 28,492	3.49 2.70 4.60 10.90 6.50	12/13/2012 12/12/2013 01/11/2015 01/31/2017 12/11/2014	362,032	RSU: 20,546 PSU: 7,907	199,171

Note:

(1)

The value of unexercised In-the-Money Options at December 31, 2010 was calculated by determining the difference between the closing price of the Common Shares on the TSX on December 31, 2010, which was $7.00 and the exercise price of such options.

(2)

Consists of RSU and PSU Share-based awards. The value of the RSUs and PSUs was determined using the closing price of the Common Shares on the TSX on December 31, 2010 which was $7.00.

DIRECTOR COMPENSATION

Each independent director of the Corporation who is not an officer or employee of the Corporation or of Schlumberger, the Corporation’s majority shareholder, receives annual Board and Committee retainers, prorated for partial services, and meeting fees. The independent directors are also compensated through the granting of Deferred Stock Units ("DSUs") pursuant to the Corporation’s DSU plan. Additionally, the Corporation reimburses directors for out-of-pocket travel expenses.

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

In March 2009, Mercer was engaged by the Compensation Committee to review the Corporation’s director compensation levels relative to publicly disclosed compensation levels of Canadian and US traded organizations.  Director compensation levels were benchmarked against Canadian and US peer groups.

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

In January 2010, it was determined that the Board compensation survey be conducted on a bi-annual basis and to keep independent director compensation levels flat for 2010, due to prevailing economic circumstances. Accordingly, no changes were made to the director compensation levels for 2010.

2010 Annual Independent Director Compensation Levels

Item	Annual Compensation ($)
Board Chair Cash Retainer	60,000
Board Chair DSU Grant	50,000
Board Member Retainer	30,000
Board Member DSU Grant	50,000
Audit Committee Chair Retainer	15,000
Other Committee Chair Retainer	10,000
Board and Committee Meeting Fees (per meeting attended)	1,500

On an annual basis, Board members may elect to receive all or a portion of their annual cash retainer in the form of DSUs.

DSU Plan Awards:  Effective May 2, 2006, the Corporation adopted the DSU Plan. Under the terms of the DSU plan, DSUs entitle the holder thereof to receive upon exercise by the holder, but at the election of the Corporation:  (i) a number of Common Shares equal to the number of mature DSUs then held; or (ii) a payment from the Corporation equal to the weighted average trading price of the Common Shares on the TSX for that date and the nine trading days immediately preceding that date. DSUs vest on the date of grant and can only be redeemed when the director resigns from the Board. It is the Corporation's intention to resource DSU exercises either through open-market purchases of Common Shares or in cash.

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

Board and Committee Meetings Held in 2010

Meeting	Total Number of Meetings Held in 2010
Board of Directors	5
Strategy Meeting of the Board of Directors	1
Audit Committee	5
Compensation Committee	3
Corporate Governance and Nominating Committee	4
Quality, Health, Safety, and Environment Committee	2

Meeting Attendance

The Board and committee meeting attendance rate in 2010 was 100%.

The attendance record for each director for all Board and committee meetings held for the financial year ended December 31, 2010 is set out below. In addition, directors have a standing invitation to attend those committee meetings on which they do not serve as a member. However, directors are not being paid for such attendance and such attendance is not reflected in the following attendance record.

	Board of Directors(1)		Committees of the Board(1)
Name of Director	Board	Strategy	Audit	Compensation	Corporate Governance and Nominating	Quality, Health, Safety, and Environment
David A. Dyck(3)	2 of 2	N/A	2 of 2	1 of 1	N/A	N/A
Michael J.C. Hogan(6)	5 of 5	1 of 1	N/A	2 of 2	4 of 4	1 of 1
John J. Kennedy	5 of 5	1 of 1	N/A	3 of 3	N/A	2 of 2
Robert McClinton(2)	5 of 5	1 of 1	5 of 5	N/A	4 of 4	N/A
Donald McKenzie(5)	5 of 5	1 of 1	N/A	N/A	3 of 3	2 of 2
Kjell-Erik Oestdahl(5)	2 of 2	N/A	N/A	N/A	1 of 1	N/A
Victor J. Stobbe(3)	2 of 2	N/A	2 of 2	1 of 1	N/A	N/A
Bradley J. Thomson(4)	4 of 4	1 of 1	3 of 3	2 of 2	N/A	N/A
Keith S. Turnbull(4)	4 of 4	1 of 1	3 of 3	N/A	N/A	1 of 1
Michael S. West	5 of 5	1 of 1	N/A	N/A	N/A	N/A
Attendance Rate	100%	100%	100%	100%	100%	100%

Notes:

(1)

At each meeting of the Board of Directors and the committees, in-camera sessions without management are held.

(2)

As independent Chairman of the Board, Mr. McClinton has been appointed as ex-officio voting member on those committees he does not serve as a member.

(3)

Messrs. Dyck and Stobbe retired from the Board on April 27, 2010.

(4)

Messrs. Thomson and Turnbull joined the Board on April 6, 2010.

(5)

Mr. McKenzie resigned from and Mr. Oestdahl joined the Board on October 28, 2010.

(6)

Mr. Hogan was a member of the Quality, Health, Safety and Environment Committee to April, 2010 and became a member of the Compensation Committee in April 2010.

Since January 1, 2011 and to date, one Board meeting and one meeting each of the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Quality, Health, Safety , and Environment Committee were held at which all directors and all committee members, as applicable, were in attendance.

Independent Directors Summary Compensation Table

The following table sets forth the compensation provided to independent directors for the year ended December 31, 2010.  Compensation provided to independent directors for the year ended 2009 is provided for comparative purposes.

Name	Fees Earned ($) 2009 2010		Share (DSU) Awards ($) 2009 2010(4)(5)		Total ($) 2009 2010
David A. Dyck(1)	64,250	7,500	50,000	---	114,250	7,500
Michael J.C. Hogan	57,500	59,500	50,000	50,000	107,500	109,500
Robert McClinton (2)	92,750	90,000	50,000	50,000	142,750	140,000
Victor J. Stobbe(1)	69,250	7,500	50,000	---	119,250	7,500
Bradley J. Thomson(3)	---	55,000	---	50,000	---	105,000
Keith S. Turnbull(3)	---	58,500	---	50,000	---	108,500
Total	283,750	278,000	200,000	200,000	483,750	478,000

Notes:

(1)

Messrs. Dyck and Stobbe retired from the Board on April 27, 2010.

(2)

Mr. McClinton serves as independent Chairman of the Board. Amounts include fees paid for committee meetings attended as ex-officio voting member.

(3)

Messrs. Thomson and Turnbull joined the Board on April 6, 2010.

(4)

DSUs vest on the date of grant and can only be redeemed when the director resigns from the Board. For the total number of DSUs held by each independent director as at December 31, 2010, see "Election of Directors."

(5)

Messrs. Dyck and Stobbe, who served since 2004 and 2003, respectively, retired from the Board on April 27, 2010. Mr. Dyck received the payout value of his 23,330 DSUs in Common Shares on July 7, 2010 and Mr. Stobbe received the payout value of his 25,728 DSUs in cash on May 20, 2010, in accordance with the payout provisions of the DSU Plan. The payout value of Messrs. Dyck’s and Stobbe’s DSU was equal to $6.93 and $6.91, respectively, which represents the average closing price of Common Shares on the TSX for the ten trading days following May 3, 2010 and April 29, 2010, respectively.

C.           Board Practices

CORPORATE GOVERNANCE

The following describes the Corporation’s governance practices with reference to National Policy 58-201 Corporate Governance Guidelines ("NP 58-201") and National Instrument 58-101 ("Disclosure of Corporate Governance Practices").

CE Franklin's Board has ultimate responsibility for the way in which the Corporation is managed, including overseeing the conduct of the business of the Corporation and supervising management, which is responsible for the day-to-day conduct of the business. Pursuant to the Board’s Terms of Reference, a copy of which is attached hereto as Schedule A, the Board's fundamental objectives are to:

•

enhance and preserve long-term shareholder value;

•

ensure the Corporation meets its obligations on an ongoing basis; and

•

ensure the Corporation operates in a reliable and safe manner.

The Board is responsible for strategic planning, identifying and controlling the principal risks of the Corporation, succession planning, developing communications policies, and internal control and management systems. The Board discharges its responsibilities directly and through committees.

To assist the Board in fulfilling its responsibilities for strategy and direction, annual strategy sessions are held and updates on the strategy and existing business opportunities are provided by management at regularly scheduled meetings throughout the year. Annual strategy sessions include reviews of the competitive environment, industry trends and other developments that affect CE Franklin’s business. In addition, at regularly scheduled meetings, members of the Board receive and discuss reports from operating and financial management, review the Corporation's overall financial position, and discuss current trends, developments, issues and plans. A budget is reviewed and approved by the Board on an annual basis and a comparison of actual results to budget and prior year’s results is monitored on a quarterly basis pursuant to management reports. Significant transactions or activities outside of the ordinary course of business and activities not contemplated by the budget require Board approval and are considered at additional meetings that are held as required. Informal discussion occurs between management and members of the Board on a regular basis, which facilitates open and candid discussions among independent directors.  The independent members of the Board meet independently of management and independently of non-independent directors at each meeting of the Board. To ensure directors exercise independent judgement in considering transactions and agreements, at the beginning of each Board meeting, the directors are asked if there are any independence or conflict of interest issues that may compromise independent judgement. If, at any meeting, a director has a material interest in a matter being considered, such director would not be present for discussions relating to the matter and would not participate in any vote on the matter.

The Board met five times during 2010, excluding the 2010 strategy session and once since January 1, 2011 to date. See "Meeting Attendance" on page 41, for the attendance record of each director for all Board, Strategy and committee meetings held for the financial year ended December 31, 2010 and year-to-date.

Board Structure and Composition

The Board is composed of seven members, being a size considered appropriate by the Board, having regard to the Corporation's size and complexity. Under NP 58-201, a director is independent if he or she has no direct or indirect material relationship with the Corporation.  A "material relationship" is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director's independent judgement.  In addition, certain individuals are deemed, for the purposes of NP 58-201, to have material relationships with the Corporation, including any individual who is, or has recently been an employee or executive officer of the Corporation, and an individual whose immediate family members is, or has recently been, an executive officer of the Corporation.  Under this definition, at the present time, the Board has four independent directors as defined under NP 58-201: Michael J.C. Hogan, Robert McClinton, Bradley J. Thomson and Keith S. Turnbull, being a majority of the Board. Messrs. Michael S. West, John J. Kennedy and Kjell-Erik Oestdahl are executive officers of the Corporation or Schlumberger and are thus not independent as defined under NP 58-201. On April 24, 2008, Robert McClinton was appointed as independent Board Chair, separating the role of the chair and the CEO. A position description has been established for the independent Board Chair, as part of his job profile.

To the extent necessary, and subject to the approval of the Board as a whole, any member of the Board is entitled to engage an outside advisor at the expense of the Corporation. Such outside advisor would be available in the event that a director or executive has a material interest in a transaction or agreement under consideration.  The Corporation is controlled by Schlumberger, which, as of February 2, 2011, owned approximately 56% of the outstanding Common Shares of the Corporation and approximately 44% of the outstanding Common Shares are held by shareholders other than the Corporation's significant shareholder and its affiliates.  The four independent directors do not have any interests in or relationships with the significant shareholder or its affiliates.

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

Audit Committee

The Audit Committee is composed entirely of independent directors: Keith S. Turnbull (Chair), Robert McClinton and Bradley J. Thomson. The Audit Committee is responsible for, among other matters, reviewing the Corporation's financial reporting process (including reviewing annual and quarterly financial statements) and enquiring as to the adequacy of internal controls. Although it is management's responsibility to design and implement an effective internal control system, the Audit Committee ensures that management has properly done so. The Audit Committee is also responsible for reviewing the performance of the external auditor. The Audit Committee has direct communication channels with the Corporation's external auditor and meets with them on a regular basis without management of the Corporation present.  The Audit Committee met five times during 2010. The Audit Committee Charter is attached as Exhibit 1.3 to this Form 20-F.

Compensation Committee

The Compensation Committee has oversight responsibility in relation to human resources and compensation matters at CE Franklin.  The Compensation Committee is composed of two independent directors, being Bradley J. Thomson (Chair) and Michael J.C. Hogan; and John J. Kennedy, who is a representative of Schlumberger, the majority shareholder of CE Franklin.  As such, a majority of the members of the Compensation Committee are independent. In addition, Robert McClinton, as independent Board Chair, serves as an ex-officio voting member. The Chair of the Compensation Committee also serves on the Audit Committee, providing a link between compensation and risk management.

The Compensation Committee is responsible for, among other matters, formulating and making recommendations to the Board on compensation issues relating to the directors and senior management, including the compensation philosophy and recommending compensation for the President and CEO and the executive officers. The Compensation Committee also recommends to the Board for approval the terms and granting of stock options, RSUs and PSUs to the executive officers and employees of the Corporation. The mandate of the Compensation Committee is posted on the Corporation’s website at www.cefranklin.com.

The Compensation Committee met three times during 2010 and held "in-camera" sessions without the presence of management at each meeting. All of the recommendations of the Compensation Committee to the Board have been made unanimously during 2010.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is comprised of two independent directors, being Michael J.C. Hogan (Chair) and Robert McClinton; and Kjell-Erik Oestdahl who is a representative of Schlumberger, the majority Shareholder of CE Franklin and independent from management of the Corporation.  As such, a majority of the members of the Corporate Governance and Nominating Committee are independent. By taking into account the independence of the Schlumberger representative from CE Franklin’s management and the alignment of interests between Schlumberger and the minority Shareholders, the Board of Directors believes that the Corporate Governance and Nominating Committee is positioned to fulfill its responsibilities objectively and in the interests of all Shareholders.

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

The Corporation provides education for new directors and provides such orientation and information as individual directors may request on an ongoing basis. Orientation materials relating to CE Franklin’s business and affairs are provided to new directors regarding (i) the role of the Board, its committees and its directors and (ii) the nature and operation of the business carried on by the Corporation. All directors are members of the Institute of Corporate Directors (Canada) and receive regular updates on current governance issues and trends. The Corporate Governance and Nominating Committee met four times during 2010.

The Company’s common shares trade on the TSX and NASDAQ stock exchanges.  Refer to Item 16G for a summary of the significant ways in which CE Franklin’s corporate governance practices differ from those required to be followed by U.S. domestic issuers pursuant to NASDAQ listing rules.

Quality, Health, Safety and Environment Committee

The Quality, Health, Safety and Environment Committee is comprised of one independent director, being Keith S. Turnbull, and two representatives of Schlumberger: John J. Kennedy (Chair) and Kjell-Erik Oestdahl. In addition, Robert McClinton, as independent Board Chair, serves as an ex-officio voting member. The Quality, Health, Safety and Environment Committee is responsible for, among other matters, monitoring the management of the Corporation's environmental, health and safety risks, liabilities, policies, practices and procedures. The Quality, Health, Safety and Environment Committee met twice during 2010.

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

The results of the last evaluation completed in December 2010, indicated that the Board was the appropriate size and possessed the necessary competencies to efficiently discharge its duties and responsibilities.

Code of Business Conduct

All of CE Franklin’s directors, officers and employees are required to comply with its Code of Business Conduct (the "Code") to help ensure that the Corporation’s business is conducted in accordance with the highest standards of ethical behavior. The Code and the Corporation’s Corporate Disclosure and Insider Trading policies cover all areas of professional conduct, including customer relationships, conflicts of interest, insider trading, financial disclosure, intellectual property and confidential information, as well as requiring strict adherence to all laws and regulations applicable to CE Franklin’s business.  Employees may report any violations or suspected violations of the Code by using CE Franklin’s hotline.  The Code includes an anti-retaliation statement.  The Corporation requires that directors, officers and employees annually certify that they are familiar with and agree to abide by the terms of the Code. The full text of the Code is published on the Corporation’s website at www.cefranklin.com.  No waiver of a provision of the Code has been granted to any senior officer or director since its adoption.

Expectation of Management

The Board relies on management to provide the information that the Board requires to properly perform its duties and expects management to keep it apprised of matters affecting the Corporation, significant risks and opportunities available to the Corporation. The Board has developed a written position description for the President and CEO, as part of his job profile.

D.        Employees

Year	Number of Employees as at December 31,	% in Field	% in Head Office
2010	483	85%	15%
2009	454	85%	15%
2008	465	84%	16%

As of December 31, 2010, the Company had 483 employees, including part-time and hourly, on a full time equivalent basis.  The Company does not anticipate any material changes in its employee structure.  CE Franklin’s personnel are not unionized.  The Company does not employ a significant number of temporary employees.

E.     Share ownership

Refer to Item 6B for share ownership of the Company’s NEO’s.

Item 7:

Major Shareholders and Related Party Transactions

A.    Major shareholders

The following table sets forth information, as of February 2, 2011, detailing the ownership of the Company’s outstanding voting securities by any person known by the Company to own more than 5% of such voting securities:

Title of Class	Identity of Group	Amount Owned	Percent of Class
Common shares	Schlumberger Limited	9,729,582	55.7
Common shares	Fidelity Management & Research Company(1)	1,775,040	10.2
Common shares	First Manhattan Co.(2)	1,258,570	7.2

(1)

See January 7, 2011 early warning report under the alternative monthly reporting on SEDAR.

(2)

See February 11, 2010 13G filed with SEC.

At February 2, 2011, Schlumberger held approximately 56% of the issued and outstanding shares of CE Franklin.  Schlumberger has, by virtue of holding over 50% of the outstanding common shares, the power to elect the board of directors of the Company; however, it has agreed that at least two independent directors will be elected.  Smith has the same per share voting rights as other shareholders.

As of February 2, 2011, the Company had 17,925,057 of common shares outstanding and 41 holders of record of the common shares, of whom 19 were located in the United States, one was located in Mexico and 21 were located in Canada.

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

A.    Financial Statements and Other Financial Information

The consolidated financial statements of CE Franklin as at and for the years ended December 31, 2010, 2009 and 2008 include the following:

•

Management’s Reports dated February 2, 2011

•

Auditor’s Report dated February 2, 2011

•

Balance Sheets as at December 31, 2010 and 2009

•

Statements of Changes in Shareholders’ Equity for the years ended December 31, 2010, 2009 and 2008

•

Statements of Operations and Comprehensive Income for the years ended December 31, 2010, 2009 and 2008

•

Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008

•

Notes to the consolidated financial statements

See Part III, Item 17 for detailed information.

Dividend Distributions

The Company does not currently pay a dividend to shareholders.

B.  Significant Changes

There have been no significant changes since December 31, 2010.

Item 9:

The Offer and Listing

A.  Offer and Listing Details

The following table sets forth the reporting of the high and low closing prices for the CE Franklin shares on the TSX, AMEX and the NASDAQ for the periods indicated.

		Toronto Stock Exchange ($CDN)		NASDAQ ($US)/American Stock Exchange ("AMEX") prior to April 14, 2009
		High	Low	High	Low

2005		18.33	4.58	15.25	3.75

2006		20.70	11.00	18.40	9.76

2007		13.82	5.80	13.17	5.76

2008		10.61	3.03	10.22	2.50

2009	First Quarter	6.60	3.25	5.41	2.75
	Second Quarter	7.15	4.88	6.47	3.99
	Third Quarter	7.87	5.62	7.28	5.01
	Fourth Quarter	7.78	5.66	7.50	5.44

2010	First Quarter	7.40	6.17	7.24	5.89
	Second Quarter	7.13	6.31	7.05	6.06
	Third Quarter	7.02	6.28	6.85	6.06
	Fourth Quarter	7.85	6.50	7.69	6.60

2010	July	6.76	6.28	6.43	6.06
	August	6.94	6.30	6.73	6.21
	September	7.02	6.84	6.85	6.50
	October	6.95	6.68	6.80	6.60
	November	7.85	6.50	7.68	6.66
	December	7.60	7.00	7.69	6.97

On February 2, 2011, the closing price for the Company’s common shares was Cdn. $7.83 per share on the TSX and US $7.99 per share on the NASDAQ.

B.   Plan of Distribution

Not applicable.

C.   Markets

The Company’s common shares are traded on the TSX under the symbol "CFT" and also on the NASDAQ under the symbol "CFK".  The table above in Item 9A sets forth the range of high and low prices per share for the common shares on both the NASDAQ and TSX.  The Company was initially listed on the AMEX on November 18, 1993, and subsequently began trading on the TSX on September 26, 1996. On April 14, 2009, the Company moved from the AMEX to the NASDAQ under the same symbol "CFK".

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

Quorum Requirements

CE Franklin's by-laws provide that a quorum for the transaction of business at a shareholder meeting is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 10% of the outstanding shares of CE Franklin carrying voting rights at the meeting. However, if there is only one shareholder entitled to vote at a meeting of shareholders, the quorum for the transaction of business at the meeting of shareholders shall consist of the one shareholder.  This differs from Rule 5620(c) of the NASDAQ Listing Rules which requires that the quorum for meetings of shareholders of a listed company be not less than 33 1/3% of the issued and outstanding shares entitled to vote at a meeting of shareholders.

Directors

Directors need not hold shares in the Company to qualify and be appointed or elected as a director of the Company.  The Articles of the Company provide that the minimum number of directors of the Company shall be one and the maximum number of directors of the Company shall be 15.

Pursuant to the Business Corporations Act (Alberta) ("ABCA"), the directors of the Company are required to disclose to the board of the directors of the Company any personal interest that they may have in any material contract prior to the approval of such contract and are required to abstain from voting as a director for the approval of such contract.  A director's compensation must be approved by ordinary resolution of the board of directors and the directors are permitted to vote on their own compensation.

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

C.     Material contracts

See note 6 "Long term debt and bank operating loan" to the Company’s December 31, 2010 consolidated financial statements included under Item 17 for a description of the Company’s revolving term credit facility.

D.      Exchange controls

There are no Canadian laws that restrict the export or import of capital, including foreign exchange controls, or that affect the payment of dividends to non-resident holders, except as described in Item 10 E below.  The acquisition of control of the Company by non-Canadians is subject to the Investment Canada Act (the "Act").  The Act provides, among other things, that any non-Canadian, as defined in the Act, proposing to acquire control of a Canadian business such as the Company through the direct or indirect acquisition of voting interests or the acquisition of all or substantially all the assets of the Canadian business, must give notice in the prescribed form to the Investment Review Division, an agency of the Canadian government, or, depending on whether the non-Canadian is a World Trade Organization (WTO) investor or a non-WTO Investor and whether the acquisition is made directly or indirectly, may be required to obtain approval from the Minister of Industry.  If the Minister of Industry’s prior approval is required, he must be satisfied that the acquisition is likely to be of net benefit to Canada prior to implementation of such acquisition if certain thresholds are exceeded.  The term "non-Canadian" is defined in the Act to include an individual who is neither a citizen nor a permanent resident of Canada, a foreign government, or any corporation or other entity that is not Canadian-controlled.

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

In addition, under the Act, all investments in Canadian businesses may be reviewed on national security grounds, irrespective of any thresholds, if the Minister of Industry has reasonable grounds to believe that the investment could be injurious to national security.  If a national security review is initiated by the government, governmental approval will be required.

Except as described above, statutes in Canada and the Province of Alberta and the charter documents of the Company do not restrict the right of non-resident or foreign owners to hold or vote common shares of the Company.

E.     Taxation

The following is a summary of certain Canadian federal income tax considerations, pursuant to the Income Tax Act (Canada) (the "Tax Act"), generally applicable to holders of common shares who, for purposes of the Tax Act and any relevant tax Treaty, are not resident and are not deemed to be resident in Canada, do not carry on an insurance business in Canada, hold the common shares as capital property and do not use or hold, and are not deemed to use or hold, common shares in the course of carrying on a business in Canada ("Non-Resident Holders").

Non-Resident Holders will not be subject to income tax under the Tax Act on any capital gain realized on a disposition of common share unless such common share are "taxable Canadian property" to the Non-Resident Holder at the time such common share are disposed of and such capital gain is not otherwise exempt from tax under the Tax Act pursuant to the provision of an applicable income tax treaty between Canada and the country in which the Non-Resident Holder is resident.

Provided the common share are listed on a "designated stock exchange" (as defined in the Tax Act, which includes the TSX and NASDAQ) at the time of disposition, the common shares will generally not constitute taxable Canadian property to a Non-Resident Holder, unless at any time during the 60-month period immediately preceding the disposition of the common shares: (i) the Non-Resident Holder, together with non-arm’s length persons, owned 25% or more of the issued shares of any class or series of shares of the capital stock of the Company, and (ii) more than 50% of the fair market value of the common share was derived directly or indirectly, from one or any combination of real or immovable property situated in Canada, Canadian resource property, timber resource property, or any option in respect of, or interest in, such properties.  Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, common shares could be deemed to be taxable Canadian property to a Non-Resident Holder.

Pursuant to the Canada-U.S. Income Tax Convention (1980) (the "Canada-US Treaty"), provided the common shares do not derive their value from real property situated in Canada at the time of disposition (as defined for the purposes of the Canada-US Treaty), Canadian income tax will not be applicable on a disposition of common shares by a Non-Resident Holder who is resident in the United States for the purposes of the Canada-US Treaty and entitled to the benefits of the Canada-US Treaty.

Dividends paid or credited, or deemed to be paid or credited, to Non-Resident Holders will be subject to Canadian withholding tax.  The rate of Canadian withholding tax under the Tax Act is 25%, subject to any reduction in the provisions of a tax treaty between Canada and the country in which the recipient is resident.  The Canada-US Treaty provisions of a tax treaty between Canada and the country in which the recipient is resident.  The Canada-US Treaty provides for a reduction in the rate of Canadian withholding tax to persons who (i) residents of the United States for the purpose of, and entitled to the benefits under, the Canada-US Treaty, and (ii) the beneficial owners of such dividends.  The withholding tax rate on dividends paid to such United States residents is reduced to 15% by the provisions of the Canada-US Treaty.  The withholding rate is further reduced to 5% if the beneficial owner is a United States corporation which owns at least 10% of the voting stock of the Canadian corporation paying the dividends.

F.       Dividends and paying agents

Not applicable.

G.      Statements by experts

Not applicable.

H.       Documents on display

The articles of the Company and By-Law No. 1 of the Company and the other documents referred to in this Form 20-F have been filed on SEDAR and EDGAR or may be viewed at the Company’s registered office which is 3700, 400 – 3rd Avenue S.W., Calgary, Alberta, Canada, T2P 4H2.

I.         Subsidiary Information

Not applicable.

Item 11:          Quantitative and Qualitative Disclosures about Market Risk

Information for this item is set forth under "Market Risk" under Item 5.

Item 12:          Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13:      Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14:      Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15:       Controls and Procedures

Information for this item is set forth under "Controls and Procedures" under Item 5.

Item 16:        Reserved

Item 16A:

Audit Committee Financial Expert

The Company’s Audit Committee has three financial experts, Mr. Keith Turnbull, Mr. Robert McClinton and Mr. Bradley Thomson.  All three are considered independent directors.

Item 16B:

Code of Ethics

The Company has adopted a formal written Code of Business Conduct that applies to all directors, officers and employees. For a copy of the Code of Business Conduct please email info@cefranklin.com or visit www.cefranklin.com.

Item 16C:

Principal Accountant Fees and Services

The following table discloses accounting fees and services of the Company:

Year-Ended December 31,	2010	2009
	(thousands of Cdn. Dollars)

Audit fees(1)	$ 460	$ 522
Audit related fees(2)	30	15
	$ 490	$ 537

(1)

Audit fees include professional services for the audit of financial statements and internal control over financial reporting, review of quarterly financial statements and annual filing documents.  The Audit Committee pre-approved 100% of these fees.

(2)

Audit related fees include consultation regarding accounting and financial reporting standards.  The Audit Committee pre-approved 100% of these fees.

The Company’s Audit Committee policy states all auditing services and non-audit services provided to the Company by the Company’s auditor shall, to the extent and in the manner required by applicable law or regulation, be pre-approved by the Audit Committee of the Company.  In no circumstances shall the Company’s auditor provide any non-audit services that are prohibited by applicable law or regulation.

Item 16D:

Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E:

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On January 6, 2009, the Company announced a Normal Course Issuer Bid ("NCIB") to purchase for cancellation, up to 900,000 common shares through the facilities of NASDAQ, representing approximately 5% of its outstanding common shares. The NCIB expired on December 31, 2009.  During the year ended December 31, 2009, the Company purchased 553,710 shares at an average cost of $5.17 per share for an aggregate cost of $2,863,000.

On December 23, 2009, the Company announced the renewal of the NCIB effective January 4, 2010, to purchase up to 880,000 common shares through the facilities of NASDAQ, representing approximately 5% of its outstanding common shares.  The NCIB expired on December 31, 2010.  During the year ended December 31, 2010, the Company purchased 61,769 shares at an average cost of $6.62 per share for an aggregate cost of $408,825 as detailed in the table below.

Period	Total Number of Shares Purchased	Average Price Paid per Share (Cdn$)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
				880,000
Jan-10	3,600	6.63	3,600	876,400
Feb-10	15,000	6.57	15,000	861,400
Mar-10	10,898	6.66	10,898	850,502
Apr-10	900	6.81	900	849,602
May-10	3,000	6.59	3,000	846,602
Jun-10	15880	6.62	15880	830,722
Jul-10	5,200	6.53	5,200	825,522
Aug-10	3,400	6.61	3,400	822,122
Sep-10	-	-	-	822,122
Oct-10	1,600	6.87	1,600	820,522
Nov-10	2,291	6.71	2,291	818,231
Dec-10	-	-	-	818,231
	61,769		61,769

On December 21, 2010, the Company announced the renewal of the NCIB effective January 3, 2011, to purchase up to 850,000 common shares through the facilities of NASDAQ, representing approximately 5% of its outstanding common shares.

The Company has established an independent trust to purchase common shares of the Company on the open market to resource share unit obligations. See Note 8(c) to the consolidated financial statements included under Item 17 for additional details.

Item 16F:

Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G:

Corporate Governance

Refer to Item 6C Board Practices and Item 10B Quorum Requirements.

The following is a summary of the significant ways in which CE Franklin’s corporate governance practices differ from those required to be followed by U.S. domestic issuers pursuant to NASDAQ Listing Rules.

CE Franklin’s Board of Directors is responsible for determining whether or not each director is independent.  In making this determination, the Board has adopted the definition of "independence" as set forth in National Instrument 58-101 Disclosure of Corporate Governance Standards.  CE Franklin’s Board of Directors has not adopted the director independence standards contained in Rule 5605 of the NASDAQ Listing Rules.

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

Rule 5620(c) of the NASDAQ Listing Rules requires that the quorum for meetings of shareholders of a listed company be not less than 33 1/3% of the issued and outstanding shares entitled to vote at a meeting of shareholders.  CE Franklin’s by-laws provide that a quorum for the transaction of business at a shareholder meeting is two people who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 10% of the outstanding shares of CE Franklin carrying voting rights at the meeting.  However, if there is only one shareholder entitled to vote at a meeting of shareholders, the quorum for the transaction of business at the meeting of shareholders shall  consist of the one shareholder.

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2010.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2010 has been audited by PricewaterhouseCoopers LLP, the independent auditor, as stated in their report which appears on pages 56 and 57 of this Form 20-F/Annual Report.

Michael West President and Chief Executive Officer February 2, 2011	Mark Schweitzer Vice President and Chief Financial Officer February 2, 2011

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

Management acknowledges responsibility for the integrity of its financial information. Where appropriate, management has made informed judgments and estimates in accounting for transactions, which were not complete at the balance sheet date.  The Company maintains disclosure controls and procedures and internal controls designed to ensure that information required to be disclosed in the consolidated financial statements and annual report is recorded, processed, summarized and reported properly.  CE Franklin’s Chief Executive Officer and Chief Financial Officer evaluated the Company’s disclosure controls and procedures as at December 31, 2010 to ensure that such disclosure controls and procedures are effective.  There were no significant changes in the Company’s internal controls or in other factors that could significantly affect those controls subsequent to the evaluation date.

The Board of Directors has appointed an Audit Committee that consists of three directors who are not officers or employees of the Company and have no direct or indirect material relationship with the Company.  The committee meets with management and the Company’s external auditor to discuss internal control, accounting policies and financial reporting matters. The Audit Committee has reviewed the consolidated financial statements. The Board of Directors has approved the consolidated financial statements on the recommendation of the Audit Committee.

Michael West President and Chief Executive Officer February 2, 2011	Mark Schweitzer Vice President and Chief Financial Officer February 2, 2011

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of CE Franklin Ltd.

We have completed integrated audits of CE Franklin Ltd. and its subsidiary’s 2010, 2009, and 2008 consolidated financial statements and their internal control over financial reporting as at December 31, 2010. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of CE Franklin Ltd. and its subsidiary, which comprise the consolidated balance sheets as at December 31, 2010 and December 31, 2009 and the consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2010, and the related notes including a summary of significant accounting policies.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of CE Franklin Ltd. and its subsidiary as at December 31, 2010 and December 31, 2009 and the results of their operations and cash flows for each of the three years in the period ended December 31, 2010 in accordance with Canadian generally accepted accounting principles.

Report on internal control over financial reporting

We have also audited CE Franklin Ltd.’s internal control over financial reporting as at December 31, 2010, based on criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Managements’ Reports.

Auditor’s responsibility

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

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the Company’s internal control over financial reporting.

Definition of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, CE Franklin Ltd. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2010 based on criteria established in Internal Control - Integrated Framework, issued by COSO.

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta

February 2, 2011

CE Franklin Ltd.

Consolidated Balance Sheets

As at December 31

(in thousands of Canadian dollars)	2010	2009
Assets

Current assets
Accounts receivable (note 12(b))	92,950	67,443
Inventories (note 3)	94,838	102,669
Other	1,625	4,960
	189,413	175,072

Property and equipment (note 4)	9,431	10,517
Goodwill	20,570	20,570
Future income taxes (note 10)	1,116	1,457
Other	147	339
	220,677	207,955

Liabilities

Current liabilities
Bank operating loan (note 6)	-	26,549
Accounts payable and accrued liabilities	63,363	38,489
Income taxes payable (note 10)	348	-
	63,711	65,038

Long term debt (note 6)	6,430	290
	70,141	65,328

Commitments and contingencies (note 7)

Shareholders’ equity
Capital stock (note 8)	23,078	23,284
Contributed surplus	19,716	17,184
Retained earnings	107,742	102,159
	150,536	142,627
	220,677	207,955

See accompanying notes to these consolidated financial statements.

Approved by the Board:
Director
Robert McClinton
Director
Keith Turnbull

CE Franklin Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

	Capital Stock
(in thousands of Canadian dollars and number of shares)	Number of Shares	$	Contributed Surplus	Retained Earnings	Shareholders' Equity
December 31, 2007	18,370	24,306	17,671	76,243	118,220

Stock based compensation expense (note 8 (b) and (c))	-	-	1,365	-	1,365
Stock options excercised (note 8 (b))	13	69	(20)	-	49
Purchase of shares in trust for Share Unit Plans (note 8 (c))	(300)	(2,058)	-	-	(2,058)
Shares issued from Share Unit Plan Trust (note 8 (c))	11	181	(181)	-	-
Net income	-	-	-	21,747	21,747
December 31, 2008	18,094	22,498	18,835	97,990	139,323

Normal course issuer bid (note 8 (d))	(554)	(724)	-	(2,139)	(2,863)
Stock based compensation expense (note 8 (b) and (c))	-	-	1,662	-	1,662
Modification of Stock option plan (note 8 (b))	-	-	(1,276)	-	(1,276)
Stock options excercised (note 8 (b))	57	235	(86)	-	149
Purchase of shares in trust for Share Unit Plans (note 8 (c))	(121)	(676)	-	-	(676)
Shares issued from Share Unit Plan Trust (note 8 (c))	105	1,951	(1,951)	-	-
Net income	-	-	-	6,308	6,308
December 31, 2009	17,581	23,284	17,184	102,159	142,627
Normal course issuer bid (note 8 (d))	(62)	(81)	-	(328)	(409)
Stock based compensation expense (note 8 (b) and (c))	-	-	1,751	-	1,751
Modification of Stock option plan (note 8(b))	-	-	2,075	-	2,075
Stock options excercised (note 8 (b))	46	290	(121)	-	169
Purchase of shares in trust for Share Unit Plans and settlement of Deferred Share Unit Exercise (note 8 (c))	(204)	(1,410)	(178)	-	(1,588)
Shares issued from Share Unit Plan Trust (note 8 (c))	113	995	(995)	-	-
Net income	-	-	-	5,911	5,911
December 31, 2010	14,474	23,078	19,716	107,742	150,536

See accompanying notes to these consolidated financial statements.

CE Franklin Ltd.

Consolidated Statements of Operations and Comprehensive Income

For the years ended December 31

(in thousands of Canadian dollars except shares and per share amounts)	2010	2009	2008

Sales	489,585	437,027	547,429
Cost of sales	414,579	360,370	439,760
Gross profit	75,006	76,657	107,669

Other expenses
Selling, general and administrative expenses	62,554	64,226	71,587
Amortization	2,465	2,535	2,367
Interest expense	698	915	1,031
Foreign exchange (gain)/loss	(65)	37	242
	65,652	67,713	75,227

Income before income taxes	9,354	8,944	32,442

Income tax expense/(recovery) (note 10)
Current	3,102	2,894	10,474
Future	341	(258)	221
	3,443	2,636	10,695

Net income and comprehensive income for the year	5,911	6,308	21,747

Net income per share
Basic	0.34	0.36	1.19
Diluted	0.33	0.35	1.17

Weighted average number of shares outstanding (000's)
Basic	17,499	17,750	18,255
Diluted (Note 8 (e))	18,000	17,953	18,561

See accompanying notes to these consolidated financial statements.

CE Franklin Ltd.

Consolidated Statements of Cash Flows

For the years ended December 31

(in thousands of Canadian dollars)	2010	2009	2008

Cash flows from operating activities
Net income	5,911	6,308	21,747
Items not affecting cash
Amortization	2,465	2,535	2,367
Future income tax expense/ (recovery)	341	(258)	221
Stock based compensation expense	1,991	2,306	1,365
Other	27	-	74
	10,735	10,891	25,774
Net change in non-cash operating working capital balances (note 9)	12,779	14,776	(8,373)
	23,514	25,667	17,401

Cash flows (used in)/from financing activities
Issuance of capital stock - stock option exercises (note 8(b))	169	149	49
Purchase of capital stock through normal course issuer bid (note 8(d))	(409)	(2,863)	-
Purchase of capital stock in trust for share unit plans and settlement of deferred share unit exercise (note 8(c))	(1,588)	(676)	(2,058)
Increase in long term debt	6,126	-	-
Decrease in bank operating loan	(26,549)	(8,399)	(10,231)
	(22,251)	(11,789)	(12,240)

Cash flows (used in)/ from investing activities
Purchase of property and equipment	(1,263)	(2,592)	(5,602)
Business combinations (note 2)	-	(11,286)	441
	(1,263)	(13,878)	(5,161)

Change in cash and cash equivalents during the year	-	-	-

Cash and cash equivalents – beginning and end of year	-	-	-

Cash paid during the year
Interest	698	915	1,031
Income taxes	1,725	7,230	6,594

See accompanying notes to these consolidated financial statements.

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2010, 2009 and 2008

(tabular amounts in thousands of Canadian dollars, except share and per share amounts)

1.

Accounting Policies

Generally accepted accounting principles

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada ("GAAP"). These principles differ in certain respects from accounting principles generally accepted in the United States ("U.S.").  The material differences that affect the Company’s consolidated financial statements are described in note 16.

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

Management believes the most significant estimates and assumptions are associated with the valuation of accounts receivable, inventories, vendor rebates, future tax assets (liabilities), stock based compensation and goodwill.  If the underlying estimates and assumptions, upon which the consolidated financial statements are based, change in future periods, actual amounts may differ materially from those included in the accompanying consolidated financial statements.

Basis of presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries.  The accounting principles applied are consistent with those set out in the Company’s annual consolidated financial statements for the year ended December 31, 2009 except as noted below.  All significant transactions and balances between the Company and its subsidiaries have been eliminated on consolidation. The financial statements have also been prepared on the basis that the Company will continue to operate as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.

Change in accounting policies

Canadian GAAP

There were no significant changes to Canadian GAAP in 2010 that affected the Company’s accounting policies.

US GAAP

i.)

Topic 820 – Improving disclosures about fair value measurements

This statement provides amendments, to subtopic 820-10 that require new disclosures and that clarify certain existing disclosures related to fair value measurements.

The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009 except for the disclosures about purchases, sales, issuances and settlements in the roll forward activity in Level 3 fair value measurements.  Those disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years.

ii.)

Topic 605 – Multiple-deliverable revenue arrangements

This statement provides another alternative for determining the selling price of deliverables.  Eliminates the residual method of allocating arrangement consideration.  Requires expanded qualitative and quantitative disclosures.  Effective prospectively for revenue arrangements entered into or materially modified in years beginning on or after June 15, 2010.

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2010, 2009 and 2008

iii.)

Topic 810 – New Consolidation Guidance for Variable Interest Entities ("VIEs")

The statement amends the consolidation guidance for VIEs under Fin 46(R) including (1) the elimination of the exemption for qualifying special purpose entities, (2) a new approach for determining who should consolidate a VIE, and (3) changes to when it is necessary to reassess who should consolidate a VIE. Management reviewed the application of this statement and determined that it had minimal effect on the financial statements.

Under revised CICA section 1506, "Accounting Changes" and the U.S. Securities and Exchange Commission’s (SEC) Staff Bulletin No. 74 (SAB 74), the Company is required to disclose certain information related to recently issued accounting standards.  This guidance requires that when a new accounting standard has been issued but has not yet been adopted, the Company should discuss the effect that the new standard will have on the Company's financial statements when adopted.

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

Goodwill

The Company performs an annual goodwill impairment evaluation at December 31, at the consolidated level as it operates through a single operating segment and cash generating unit. The impairment evaluation involves comparing the estimated fair value of the Company’s business to its carrying amount to determine if a write down to fair value is required.  If the fair value is less than the book value, then a second test is performed to determine the amount of the impairment.  The amount of the impairment is determined by deducting the fair value of the assets and liabilities from the fair value of the Company to determine the implied fair value of goodwill and comparing that amount to the book value of the goodwill.  Any excess of the book value of goodwill over the implied fair value of goodwill is the impairment amount.

The fair value of the business is estimated from value in use calculations using future cash projections, discounted to their present value. The required valuation methodology and underlying financial information that is used to determine fair value, require significant judgments to be made by management. These judgments include, but are not limited to long term projections of future financial performance and the selection of appropriate discount rates used to determine the present value of estimated future cash flow and may be impacted by changes in oil and gas industry conditions. Changes in such estimates or the application of alternative assumptions could produce significantly different results.

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2010, 2009 and 2008

Revenue recognition

The Company’s revenue, which is primarily comprised of product sales, is generally subject to contractual arrangements, which specify price and general terms and conditions.

Revenue from the provision of goods is recognized when the risks and rewards of ownership of goods have been transferred to the customer and collectability has been reasonably assured. The risks and rewards of ownership of goods are deemed to have been transferred when the goods are shipped to, or picked up by, the customer.

Sales from agent operated branches are recorded as sales in the Consolidated Statement of Operations and Comprehensive Income as the Company is the primary obligor in agent operated revenue transactions.

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

Stock options

The Company operates a stock option plan that is described in Note 8(b).  During the quarter ended September 30, 2009, the Company modified its stock option plan to include a cash settlement mechanism. As a result, the Company’s stock option obligations were classified as current obligations (subject to vesting) based on the positive difference between the Company’s closing stock price at period end and the underlying option exercise price. The offset to the generation of the current liability was contributed surplus, up to the cumulative expensed Black Scholes valuation, and compensation expense for the excess of the intrinsic value over the cumulative expensed Black Scholes value. The liability was marked to market at each period end, with any adjustment allocated to the relevant account as detailed above.

During the fourth quarter of 2010, the Company modified its stock option plan to remove the cash settlement mechanism. As a result, the Company now recognizes compensation expense based on the fair value of the options on the modification date or the grant date for new options, which is determined by using the Black-Scholes options pricing model. The fair value of the options is recognized over the vesting period of the options granted as compensation expense and an increase of contributed surplus. The amount initially recorded for the options in contributed surplus is reduced as options are exercised and is credited to capital stock.

Other stock-based compensation

Restricted share units ("RSU"), Performance share units ("PSU") and Deferred share units ("DSU") are granted entitling the participant, at the Company's option, to receive either a common share or cash equivalent in exchange for a vested unit.  For the PSU plan, the number of units granted is dependent on the Company meeting certain return on net asset ("RONA") performance thresholds during the year of grant. The multiplier within the plan ranges from 0%-200% dependent on performance. The vesting period for RSUs and PSUs is one third per year over the three year period from the grant date. DSUs vest on the date of grant.  Compensation expense related to the units granted is recognized over the vesting period based on the fair value of the units, at the date of the grant and is recorded to contributed surplus. The contributed surplus balance is reduced as the vested units are exchanged for either common shares or cash.

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2010, 2009 and 2008

Foreign currency translation

Monetary assets and liabilities are translated into Canadian dollars at period-end exchange rates and gains or losses from translation are recognized in the Consolidated Statements of Operations and Comprehensive Income.  Sales and expenses are translated at the exchange rate prevailing on the date the transaction occurs.

Financial instruments

The Company measures financial instruments at estimated fair value. Financial assets are categorized as "loans and receivables", consisting of accounts receivable. Financial liabilities are categorized as "other financial liabilities" consisting of accounts payable and accrued liabilities, bank operating loan, and long term debt.

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

Derivative instruments

In the normal course of business, the Company enters into foreign currency forward exchange contracts with financial institutions to fix the value of liabilities or future commitments.  These foreign currency exchange contracts are not designated as hedges for accounting purposes.  The values of contracts are marked to market at period end and the change in value is recognized in the Consolidated Statements of Operations and Comprehensive Income.

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

Earnings per share

Earnings per share are computed based on the weighted average basic number of shares outstanding for the period. Diluted earnings per share have been calculated using the treasury stock method, whereby diluted earnings per share are calculated as if options, RSUs, PSUs and DSUs were exercised at the beginning of the year and funds received were used to purchase the Company’s common shares on the open market at the average price for the year. From September 2009 to December 2010, stock options were recorded as a liability and settled by means of cash payment, and accordingly were not included in the diluted earnings per share calculation. In December 2010, the cash settlement mechanism for stock options was removed and the Company returned to following the treasury stock method to determine the dilution related to the stock option plan.

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2010, 2009 and 2008

Recent Canadian GAAP pronouncements

i)

CICA 1582- Business combinations, CICA 1601- Consolidated Financial Statements and CICA 1602 Non-controlling Interests

These sections replaced CICA 1581 - Business Combinations and CICA 1600 – Consolidated Financial Statements and established a new section for accounting for non - controlling interests. The Company believes that the early adoption of these standards will be assessed as appropriate, as the effective date is for acquisitions beginning on /after January 1, 2011.

In February 2008, the Canadian Institute of Chartered Accountants’ Accounting Standards Board confirmed that Canadian publicly accountable entities will be required to adopt International Financial Reporting Standards ("IFRS") as promulgated by the International Accounting Standards Board in place of generally accepted accounting principles in Canada ("GAAP") effective January 1, 2011.   The Company is currently in the process of assessing those accounting policies that will be affected by the change to IFRS and the potential impact of these changes on its financial position and results of operations.

Recent US GAAP pronouncements

Since the Company will be adopting IFRS for 2011, future US GAAP pronouncements are not applicable as a US GAAP reconciliation will no longer be required.

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
11,286

3.

Inventories

Inventories consisting primarily of goods purchased for resale are valued at the lower of average cost and net realizable value. Inventory net realizable value reserve expense of $0.9 million (2009 - $1.2 million; 2008 - $1.4 million) was charged to cost of sales for the year ended December 31, 2010. As at December 31, 2010 and December 31, 2009, the Company had recorded inventory net realizable value reserves of $5.0 million and $6.3 million respectively.

During the year ended December 31, 2010, inventory valuation reserves of $2.2 million (2009 - $0.6 million; 2008 - $0.4 million) were drawn down for sales of related items.  No reversals of previously written down inventory were recorded in the periods.

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2010, 2009 and 2008

4.

Property and equipment

	2010			2009
As at December 31	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net

Land, buildings and leasehold improvements	11,999	5,696	6,303	11,624	4,958	6,666
Computer equipment and software	21,254	20,348	906	20,751	19,721	1,030
Equipment and machinery	6,535	5,627	908	6,412	5,350	1,062
Furniture and office equipment	3,864	2,859	1,005	3,822	2,408	1,414
Automotive equipment	1,065	756	309	838	493	345
	44,717	35,286	9,431	43,447	32,930	10,517

5.

Capital management

The Company’s primary source of capital is its shareholders’ equity and cash flow from operating activities before net changes in non-cash working capital balances. The Company augments these capital sources with a $60.0 million, revolving term bank credit facility (the "Credit Facility") that is used to finance its net working capital and general corporate requirements.  The Company’s capital is summarised as follows:

	December 31, 2010	December 31, 2009
Shareholders' equity	150,536	142,627
Long term debt / Bank operating loan	6,430	26,839
Net working capital	125,702	136,583

Net working capital is defined as current assets less accounts payable and accrued liabilities and  income taxes payable.

6.

Long term debt and bank operating loan

	As at December 31
	2010	2009
Bank operating loan	-	26,549

JEN Supply debt	290	290
Revolving term credit facility	6,140	-
Long term debt	6,430	290

In July of 2010, the Company entered into a $60.0 million revolving term Credit Facility that matures in July 2013.  The Credit Facility replaced the existing $60.0 million, 364 day bank operating loan. Borrowings under the Credit Facility bear interest based on floating interest rates and are secured by a general security agreement covering all assets of the Company. The maximum amount available under the Credit Facility is subject to a borrowing base formula applied to  accounts receivable and inventories. The Credit Facility requires that the Company maintains the ratio of its debt to debt plus equity at less than 40%. As at December 31, 2010, this ratio was 4% The Company must also maintain coverage of its net operating cash flow as defined in the Credit Facility agreement, over interest expense for the trailing twelve month period, at greater than 1.25 times. As at December 31, 2010, this ratio was 14.1 times.  The Credit Facility contains certain other covenants, with which the Company is in compliance. As at December 31, 2010, the Company had borrowed $6,140,000 and had available undrawn borrowing capacity of $53,860,000 under the Credit Facility. In management’s opinion, the Company’s available borrowing capacity under its Credit Facility and ongoing cash flow from operations, are sufficient to resource its ongoing obligations.

The JEN Supply debt is unsecured and bears interest at the floating Canadian bank prime rate and is repayable in 2012.

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2010, 2009 and 2008

7.

Commitments and Contingencies

The following table outlines the Company’s contractual obligations for debt, lease and related obligations, having initial terms in excess of one year. Obligations due over the next five years and thereafter are as follows:

Period Due	Long term debt (note 6)	Operating lease commitments	Total
(000's)
2011	-	6,836	6,836
2012	290	6,248	6,538
2013	6,140	5,480	11,620
2014	-	4,842	4,842
2015		4,101	4,101
thereafter	-	21,610	21,610
	6,430	49,117	55,547

a)

The Company leases certain office, warehouse and store facilities and automobiles under long-term operating leases. Future operating lease commitments include commitments aggregating $5.5 million over the remaining 8 year period related to the lease of a branch location from an employee.  Rental terms under the lease commitment are at market rates.

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

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2010, 2009 and 2008

Option activity for each of the years ended December 31 was as follows:

	2010		2009		2008
	Number of Options (000's)	Weighted average exercise price per share	Number of Options (000's)	Weighted average exercise price per share	Number of Options (000's)	Weighted average exercise price per share

Outstanding – beginning of year	1,195	5.95	1,294	5.80	1,262	5.78
Granted	-	-	-	-	75	6.26
Exercised	(86)	4.57	(59)	3.05	(13)	3.85
Forfeited	(36)	7.68	(40)	5.52	(30)	7.28
Outstanding – end of year	1,073	6.01	1,195	5.95	1,294	5.80
Exercisable – end of year	897	5.67	842	5.23	822	4.88

A summary of stock options outstanding at December 31, 2010 is set out below:

Outstanding stock options (000's)						Exercisable stock options
Range of Exercise price			Number	Weighted average remaining contractual life	Weighted average exercise price	Number	Weighted average exercise price
$2.70	to	$3.50	287	2.3 years	3.05	287	3.05
$4.60	to	$6.50	591	4.3 years	5.94	473	5.81
$10.30	to	$10.90	195	6.1 years	10.56	137	10.67
			1,073	5.0 years	6.01	897	5.67

Options vest one third or one fourth per year from the date of grant.  There were no options granted during the year ended December 31, 2010 and 2009. The fair value of common share options granted during the year ended December 31, 2008 were $274,000.  The fair value of stock options at the grant date and plan modification dates were estimated using the Black-Scholes option-pricing model, using the following assumptions:

	2008 Grant	2010 Plan Modification
Dividend yield	Nil	Nil
Risk-free interest rate	3.88%	3.48%
Expected life	5 years	5 years
Expected volatility	50%	63.2%

During the year ended December 31, 2009, the Company modified its stock option plan to include a cash settlement mechanism. As a result, the Company’s stock option obligations were classified as a current liability (subject to vesting) based on the positive difference between the Company’s closing stock price at period end and the underlying option exercise price. As at December 31, 2009, the Company’s accrued stock option liability was $1,918,000 representing a $642,000 increase in compensation expense, since implementation of the cash settlement mechanism, over the equity obligation of $1,276,000 previously recorded to contributed surplus using the Black Scholes valuation model.  As stock option obligations were recorded as a liability on the Company’s balance sheet, stock options were not included in the calculation of the diluted number of shares outstanding (see note 8(e)).

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2010, 2009 and 2008

During the fourth quarter of 2010, the Company discontinued the settlement of stock option obligations with cash payments in favour of issuing shares from treasury. At the time of this plan modification the current liabilities of $2,075,000 was transferred to contributed surplus.

Total stock option compensation expense recorded in 2010 was $723,000 (2009 - $1,358,000; 2008 – $843,000) and is included in selling, general and administrative expenses on the Consolidated Statement of Operations and Comprehensive Income.

c)  Share Unit Plans

The Company has Restricted Share Unit ("RSU), Performance Share Unit ("PSU") and Deferred Share Unit ("DSU") plans (collectively the "Share Unit Plans"), whereby RSUs, PSUs and DSUs are granted entitling the participant, at the Company's option, to receive either a common share or cash equivalent in exchange for a vested unit. RSUs and PSUs are granted to the Company’s officers and employees and vest one third per year over the three year period from the date of grant.  DSUs are granted to the independent members of the Company’s Board of Directors ("Board"), vest on the date of grant, and can only be redeemed when the Director resigns from the Board. For the PSU plan, which was introduced in 2009, the number of units granted is dependent on the Company meeting certain return on net asset ("RONA") performance thresholds during the year of grant. The multiplier within the plan ranges from 0% - 200% dependent on performance. For 2010, the PSU performance adjustment was a negative reduction of 58% from target, resulting in a 77,000 unit adjustment ($284,000). (2009 – negative reduction of 66% from target, resulting in a 103,000 unit adjustment). Compensation expense related to units granted is recognized over the vesting period based on the fair value of the units at the date of the grant and is recorded to compensation expense and contributed surplus.  The contributed surplus balance is reduced as the vested unit obligations are settled.  For 2010, the fair value of the Share Units granted, net of the PSU performance adjustment, was $1,497,000 (2009 - $1,455,000; 2008 - $279,000) and $1,268,000 of compensation expense was recorded (2009 - $948,000; 2008 - $521,000).

Share Unit Plan activity for the year ended December 31, 2010, 2009 and 2008 was as follows:

	2010				2009				2008
	Number of Units				Number of Units				Number of Units
	RSU	PSU	DSU	Total	RSU	PSU	DSU	Total	RSU	DSU	Total
Outstanding at January 1	223	53	98	374	165	-	67	232	182	37	219
Granted	145	132	31	308	172	161	31	364	1	30	31
Performance adjustment	-	(77)	-	(77)	-	(103)	-	(103)	-	-	-
Excercised	(82)	(7)	(49)	(138)	(105)	-	-	(105)	(11)	-	(11)
Forfeited	(13)	(4)	-	(17)	(9)	(5)	-	(14)	(7)	-	(7)
Outstanding at December 31	273	97	80	450	223	53	98	374	165	67	232

Exercisable at December 31	30	10	80	120	33	-	98	131	73	67	140

The Company’s intention is to settle Share Unit Plan obligations from an independent trust established by the Company to purchase common shares of the Company on the open market.  The trust is considered to be a variable interest entity and is consolidated in the Company’s financial statements with the cost of the shares held in trust reported as a reduction to capital stock.  During 2010, 204,300 common shares were purchased by the trust (2009 – 120,700 common shares; 2008 – 300,095) at an average cost of $6.91 per share (2009 - $5.60 per share; 2008 - $6.86 per share).  As at December 31, 2010, the trust held 450,732 shares (2009 – 360,576 shares).

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2010, 2009 and 2008

d)

Normal Course Issuer Bid ("NCIB")

On January 6, 2010, the Company announced the renewal of its NCIB to purchase for cancellation, up to 880,000 common shares through the facilities of NASDAQ, representing approximately 5% of its outstanding common shares. During the year ended December 31, 2010, the Company purchased 61,769 shares at an average cost of $6.62 per share for an aggregate cost of $409,000. (2009 – 553,710 shares purchased at an average cost of $5.17 per share for an aggregate cost of $2,863,000).

On December 21, 2010, the Company announced the renewal of the NCIB effective January 3, 2011, to purchase up to 850,000 common shares through the facilities of NASDAQ, representing approximately 5% of its outstanding common shares. Shares may be purchased up to December 31, 2011.

e)

Reconciliation of Weighted Average Number of Diluted Common Shares Outstanding (000’s)

	2010	2009	2008

Weighted average common shares outstanding- basic	17,499	17,750	18,255
Effect of Stock options	194	-	101
Effect of Share Unit Plans	307	203	205
Weighted average common shares outstanding- diluted	18,000	17,953	18,561

9.

Net Change in Non-cash Working Capital Balances Related to Operations

For the years ended December 31	2010	2009	2008
Accounts receivable	(25,479)	33,070	(10,997)
Inventories	7,831	27,042	(33,138)
Other current assets	2,358	5,800	(6,619)
Accounts payable and accrued liabilites	26,691	(46,702)	38,128
Income taxes payable	1,378	(4,434)	4,253
	12,779	14,776	(8,373)

10.

Income Taxes

a)

Reconciliation of the income tax provision.

The difference between the income tax provision recorded and the provision obtained by applying the combined federal and provincial statutory rates is as follows:

For the Years Ended December 31	2010	%	2009	%	2008	%

Income before income taxes	9,354		8,944		32,442
Income taxes calculated at statutory rates	2,647	28.3	2,628	29.4	9,700	29.9
Non-deductible items	104	1.1	119	1.3	164	0.5
Capital taxes	11	0.1	19	0.2	56	0.2
Share based compensation	712	7.6	(70)	(0.8)	735	2.3
Adjustments on filing returns and other	(31)	(0.3)	(60)	(0.7)	40	0.1
	3,443	36.8	2,636	29.4	10,695	33.0

As at December 31, 2010, included in current liabilities are taxes payable of $348,000. As at December 31, 2009, income taxes receivable of $1,029,000 were included in other current assets.

b)

Future income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  Significant components of future income tax assets and liabilities are as follows:

As at December 31	2010	2009
Assets
Property and equipment	870	852
Share based compensation	487	856
Other	156	127
	1,513	1,835
Liabilities
Goodwill and other	397	378
Net future income tax asset	1,116	1,457

The Company believes it is more likely than not that all future income tax assets will be realized.

11.

Related Parties

Schlumberger Limited ("Schlumberger") owns approximately 56% of the Company’s outstanding shares.  The Company is the exclusive distributor in Canada of down hole pump production equipment manufactured by Wilson Supply, a division of Schlumberger. Purchase of such equipment is recorded at exchange amounts agreed to by the parties as follows:

For the years ended December 31	2010	2009	2008
Cost of sales	8,212	6,703	10,680

Inventory	3,544	4,154	4,549

Accounts payable and accrued liabilities	1,457	991	759

The Company pays facility rental expense to an operations manager in the capacity of landlord.  These rent payments are being recorded at exchange amounts agreed to by the parties.  For the year ended December 31, 2010, those costs totalled $798,000 (2009 - $765,000; 2008 - $137,000).

12.

Financial Instruments

a)

Fair values

The Company’s financial instruments recognized on the consolidated balance sheet consist of accounts receivable, accounts payable and accrued liabilities, bank operating loan and long term debt. The fair values of these financial instruments, excluding long term debt, approximate their carrying amounts due to their short- term maturity. At December 31, 2010, the fair value of the long term debt approximated its carrying value due to its floating interest rate nature and short term maturity.

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2010, 2009 and 2008

b)

Credit risk

A substantial portion of the Company’s accounts receivable balance is with customers within the oil and gas industry and is subject to normal industry credit risks. The Company follows a program of credit evaluations of customers and limits the amount of credit extended when deemed necessary. The aging of the trade receivable is a follows:

	December 31, 2010	December 31, 2009
Current	40,014	32,967
Less than 60 days overdue	41,253	25,766
Greater than 60 days overdue	5,519	6,398
Trade accounts receivable	86,786	65,131
Other accounts receivable	8,051	4,647
Less allowance for credit losses	(1,887)	(2,335)
Total accounts receivable	92,950	67,443

The Company maintains provisions for possible credit losses that are charged to selling, general and administrative expenses by performing an analysis of specific accounts. Movement of the allowance for credit losses is as follows:

	December 31, 2010	December 31, 2009
Opening balance	2,335	2,776
Write offs	(1,385)	(1,026)
Recoveries	952	440
Change in provision for credit losses	(15)	145
Closing balance	1,887	2,335

c)

Market Risk

The Company’s long term debt bears interest based on floating interest rates. As a result the Company is exposed to market risk from changes in the Canadian prime interest rate which can impact its borrowing costs. Based on the Company’s borrowings levels as at December 31, 2010, a change of one percent in interest rates would be expected to decrease or increase the Company’s annual net income by $0.1 million.

d)

Risk management

From time to time the Company enters into foreign exchange forward contracts to manage its foreign exchange market risk by fixing the value of its liabilities and future commitments. The Company’s foreign exchange risk arises principally from the settlement of United States dollar dominated net working capital balances as a result of product purchases denominated in United States dollars. As at December 31, 2010 the Company had contracted to purchase US $6,515,000 (2009 - $930,000) of these level two financial instruments at fixed exchange rates with terms not exceeding eight months. The fair market value of the contracts was nominal at December 31, 2010 and 2009.

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2010, 2009 and 2008

The Company purchases certain products in US dollars and sells such products to its customers typically priced in Canadian dollars, leading to accounts receivable and accounts payable balances that are subject to foreign exchange gains and losses upon translation. As a result, fluctuations in the value of the Canadian dollar relative to the US dollar can result in foreign exchange gains and losses. As at December 31, 2010, a one percent change in the Canadian dollar relative to the US dollar would be expected to not have a material impact on net income.

13.

Economic Dependency

In respect of the Company’s sales, there is no customer that comprised more than 10% of sales in 2010, (2009 and 2008 one customer comprised 10% of sales).

In respect of the Company’s purchases, 10% of the product purchased is derived from one supplier (2009 – 12%; 2008 – 27%).

14.

Group Registered Retirement Savings Plan

The Company contributes amounts based on employee salaries to a maximum of 6% and the amount deductible under the Income Tax Act, to employees registered retirement savings plans.  Contributions in respect of this plan incurred and paid during the year were $765,000 (2009 - $772,000; 2008 – $683,000).

15.

Segment Reporting

The Company distributes oilfield equipment products and related services through its network of 45 branches located in western Canada to oil and gas industry customers.  Accordingly, the Company has determined that it operates through a single operating segment and geographic jurisdiction.

16.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles (GAAP)

These consolidated financial statements have been prepared in accordance with Canadian GAAP.  The Company’s accounting policies are consistent with US GAAP with the following exceptions:

a)

Statement of Operations

There are no material differences between Canadian GAAP net income and comprehensive income and US GAAP net income and comprehensive income.

b)

Statements of Changes in Shareholders’ Equity

As at December 31	2010	2009	2008
Shareholders’ equity under Canadian GAAP	150,536	142,627	139,323
Restructuring provision adjustment (i)	(324)	(324)	(324)
Benefit of deferred tax assets applied to goodwill (ii)	(1,058)	(1,058)	(1,058)
Shareholders’ equity under U.S. GAAP	149,154	141,245	137,941

i)

The restructuring provision adjustment relates to a 1995 transaction where restructuring expenditures were recorded in the purchase equation as goodwill under Canadian GAAP but were expensed in the statement of operations for US GAAP.

ii)

In 1996, the Company realized the benefit of certain deferred tax assets on which a 100% valuation provision had been recorded in 1995.  This benefit was recorded as a reduction of goodwill for US GAAP.

c)

Balance Sheets

The following table indicates the restated amounts for the items in the Balance Sheets of the Company that would be affected had the consolidated financial statements been prepared in accordance with US GAAP:

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2010, 2009 and 2008

As at December 31	2010	2009

Goodwill (b)(i) and (b)(ii)	19,188	19,188
Retained earnings (b)(i) and (b)(ii)	106,164	100,581

The following table indicates additional disclosure required had the consolidated financial statements been prepared in accordance with US GAAP:

As at December 31	2010	2009

Trade payables	23,996	16,736
Accrued liabilities	37,867	19,963
Accrued compensation expense	1,500	1,790
Total accounts payable and accrued liabilities	63,363	38,489

d)

Statements Of Cash Flows

Under US GAAP, the disclosure of total cash flows from operating activities prior to changes in non-cash working capital balances related to operations is not permitted.

e)

Recent US GAAP Pronouncements

Since the Company will be adopting IFRS for 2011, future changes in US GAAP are not applicable as a US GAAP reconciliation will not be required.

Item 19.

Exhibits

The following exhibits are filed as part of this report on Form 20-F and are incorporated by reference:

1.1

Certificate and Articles of Amalgamation, as amended, incorporated by reference from Exhibit 1.1 to the Company’s Registration Statement under the Securities Exchange Act of 1934 on Form 20-F, as amended, file number 001-12570 filed on February 4, 2010.

1.2

Bylaws incorporated herein by reference from Exhibit 1.2 to the Company’s Registration Statement under the Securities Exchange Act of 1934 on Form 20-F as amended, file number 001-12570 filed on February 4, 2010.

1.3

Audit Committee Terms of Reference incorporated by reference from Exhibit 1.3 to the Company’s Registrations Statement under the Securities Exchange Act of 1934 Form 20-F, as amended.

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

Name:  Mark Schweitzer

Title:

Chief Financial Officer

Date:

February 2, 2011

Exhibit 1.3

CE FRANKLIN LTD. (the "Corporation")

BOARD OF DIRECTORS (the "Board")

AUDIT COMMITTEE (the "Committee")

TERMS OF REFERENCE

A.

OBJECTIVES

The primary objective of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to (a) the financial statements and other financial information provided by the Corporation to its shareholders, the public and others, (b) the Corporation’s compliance with legal and regulatory requirements, (c) the external auditor’s qualifications and independence and (d) the performance of the Corporation’s internal auditor and external auditor.

Although the Committee has the powers and responsibilities set forth in these terms of reference, the role of the Committee is oversight.  The members of the Committee are not full-time employees of the Corporation and may or may not be accountants or auditors by profession or experts in the fields of accounting or auditing and, in any event, do not serve in such capacity.  Consequently, it is not the duty of the Committee to conduct audits or to determine that the Corporation’s financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations.  These are the responsibilities of management and the external auditor.

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

(b)

as part of its job to foster open communication, the Committee shall meet at least four times per year on a quarterly basis, or more frequently as circumstances require; the Committee shall meet at least quarterly with management, the chief internal auditor and the external auditor in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately;

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

D.

SCOPE, DUTIES AND RESPONSIBILITIES

The Audit Committee shall be charged with the following functions, duties and responsibilities:

1.

Act as the direct report for the Corporation's external auditor.

2.

Review the annual audited and interim financial statements, MD&A and earnings press releases with management and the external auditor prior to the submission to the Board for approval or public dissemination.

3.

Ensure adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements and periodically assess the adequacy of those procedures.

4.

Enquire as to the adequacy of the Corporation's system of internal control and to ensure these systems are operating effectively.

5.

Review management's monitoring of compliance and its compliance with the Corporation's code of corporate conduct; enquire of the internal auditor, the external auditor and management about any possible breaches.

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

8.

Review and approve the Corporation's hiring policies regarding partners and employees and former partners and employees of the external auditor or former external auditor.

9.

Review the policies and procedures in effect for the review of directors’ and officers' expenses and perquisites. Review CEO expenses on an annual basis. The Chairman shall approve the expenses of the Chairman of the Board and the CEO on a quarterly basis.

10.

Ensure that the external auditor submit to the Committee on an annual basis a written statement consistent with Independent Standards Board Standard No. 1, discuss with the external auditor any disclosed relationships or services that may impact the objectivity and independence of the external auditor and satisfy itself as to the external auditor’s independence.

11.

Confirm that the lead audit partner and the audit partner responsible for reviewing the audit have not performed audit services for the Corporation in each of the five previous fiscal years.  Consider whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the external auditor on a regular basis.

12.

Be directly responsible for the nomination of the external auditor and the compensation of the external auditor.

13.

Oversee the work of the external auditor including:

(a)

resolve disagreements between management and the external auditor regarding financial reporting;

(b)

review the external auditor’s proposed audit scope and approach; and

(c)

review on an annual basis the performance of the external auditor, including the lead audit partner.

14.

Conduct a post-audit review of the financial statements and audit findings, including any significant suggestions for improvements and management's response to those suggestions.

15.

Pre-approve all auditing services and non-audit services (as permitted by Section 10A of the U.S. Securities Exchange Act, as amended) to be provided to the Corporation or the Corporation's subsidiaries by the external auditor and the external auditor of the Corporation's subsidiaries, and, in connection therewith, to approve all fees and other terms of engagement.  The Committee shall also review and approve disclosures required to be included in Securities and Exchange Commission periodic reports filed under Section 13(a) of the Securities Exchange Act with respect to non-audit services.  The authority to pre-approve non-audit services may be delegated to a member of the Committee provided that such member report any approval to the Committee at the next scheduled meeting of the Committee.

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

21.

Review (i) the internal control report prepared by management, including management's assessment of the effectiveness of the Corporation’s internal control structure and procedures for financial reporting and (ii) the external auditor’s attestation, and report, on the assessment made by management.

22.

If necessary, institute special investigations and, if appropriate, hire special counsel or experts to assist.

23.

Perform other activities or oversight functions consistent with the Committee's terms of reference, the Corporation's by-laws and governing law, as requested by the Board or deemed necessary or appropriate by the Committee.

24.

Report regularly to the Board.  Review with the full Board any issues that have arisen with respect to the quality or integrity of the Corporation’s financial statements, the Corporation’s compliance with legal or regulatory requirements, the performance and independence of the Corporation’s external auditor or the performance of the internal audit function.

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

29.

Review all reports required to be submitted by the external auditor to the Committee under Section 10A of the Securities Exchange Act.

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

33.

Discuss with the external auditor the matters required to be discussed by Statement on Auditing Standards No.114, relating to the conduct of the audit.

34.

Review annually in conjunction with the Corporate Governance and Nominating Committee and report to the Board on the adequacy of the Committee's terms of reference.

E.

RESOURCES

The Committee shall have the authority to retain independent legal, accounting and other consultants to advise the Committee.  The Committee may request any officer or employee of the Corporation or the Corporation’s outside counsel or the external auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

The Committee shall determine the extent of funding necessary for payment of compensation to the external auditor for the purpose of rendering or issuing the annual audit report and to any independent legal, accounting and other consultants retained to advise the Committee.

Adopted and approved by the Board on July 24, 2008. Last amended on April 27, 2010.

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

4.

The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

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

c)

Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.

The Company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditor and the audit committee of the Company’s board of directors:

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

February 2, 2011

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

4.

The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

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

c)

Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.

The Company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditor and the audit committee of the Company’s board of directors:

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

February 2, 2011

By:

Name:

Mark Schweitzer

Title:

Chief Financial Officer

Exhibit 13.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of CE Franklin Ltd. (the "Company") on Form 20-F for the fiscal year ended December 31, 2010, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Michael West, President and Chief Executive Officer of CE Franklin Ltd., certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.

The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:

February 2, 2011

By:

Name:

Michael West

Title:

President and

Chief Executive Officer

Exhibit 13.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of CE Franklin Ltd. (the "Company") on Form 20-F for the fiscal year ended December 31, 2010, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Mark Schweitzer, Chief Financial Officer of CE Franklin Ltd. certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.

The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:

February 2, 2011

By:

Name:

Mark Schweitzer

Title:

Chief Financial Officer