Form 20-F
period 2011-12-31
CE FRANKLIN LTD
filed 2012-02-09
CIK 912151

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

  For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________

Commission file number 1-12570

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report…………………………..

For the transition period from ________________ to ________________

CE FRANKLIN LTD.

(Exact name of Registrant as specified in its charter)
ALBERTA, CANADA
(Jurisdiction of incorporation or organization)
Suite 1800
635 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 3M3
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

As of December 31, 2011, there were 17,439,782 common shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐                                No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐                                No ☒

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

Yes ☒                               No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files)

Yes ☒                                No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer ☐                                                    Accelerated filer  ☒                                         Non-accelerated  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

                     US GAAP ☐                              International Financial Reporting Standards as issued

by the International Accounting Standards Board  ☒                                                         Other ☐

If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐                      Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐                               No ☒

Content
PART I

Item 1:	Identity of Directors, Senior Management and Advisors	5

Item 2:	Offer Statistics and Expected Timetable	5

Item 3:	Key Information	5
	A. Selected financial data	5
	B. Capitalization and indebtedness	6
	C. Reason for the offer and use of proceeds	7
	D. Risk factors	7

Item 4:	Information on the Company	7
	A. History and development of the Company	7
	B. Business overview	8
	C. Organizational structure	10
	D. Property, plant and equipment	10
	4A. Unresolved staff comments	10

Item 5:	Operating and Financial Review and Prospects	11
	A. Operating results	13
	B. Liquidity and capital resources	20
	C. Research and development, patents and licenses, etc.	29
	D. Trend information	29
	E. Off-balance sheet arrangements	29
	F. Tabular disclosure of contractual obligations	29
	G. Safe harbor	29

Item 6:	Directors, Senior Management and Employees	30
	A. Directors and senior management	30
	B. Compensation	33
	C. Board practices	47
	D. Employees	52
	E. Share ownership	52

Item 7:	Major Shareholders and Related Party Transactions	52
	A. Major shareholders	52
	B. Related party transactions	53
	C. Interests of experts and counsel	53

Item 8:	Financial Information	53
	A. Financial statements and other financial information	53
	B. Significant changes	53

PART I

Information contained in this Form 20-F contains “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934.  See page 26 for information on forward looking statements and cautions to consider when using such information.

Item 1:                               Identity of Directors, Senior Management and Advisors

           Not applicable.

Item 2:                               Offer Statistics and Expected Timetable

           Not applicable.

Item 3:                               Key Information

A.	Selected financial data

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as defined in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and to require publicly accountable enterprises to apply these standards effective for the years beginning on or after January 1, 2011. Accordingly, the 2011 financial statements are the Company’s first annual consolidated financial statements prepared in accordance with IFRS as issued by the IASB. The term “Canadian GAAP” as used in this 20F refers to Canadian GAAP before the adoption of IFRS.

The 2011 and 2010 consolidated financial statements have been prepared in compliance with IFRS. Subject to certain transition elections and exceptions disclosed in Note 4 to the December 31, 2011 consolidated financial statements, the Company has also consistently applied the accounting policies used in preparation of its opening IFRS statement of financial position at January 1, 2010. Note 4 to the December 31, 2011 consolidated financial statements discloses the impact of the transition to IFRS on the Company’s reported financial position, financial performance and cash flows, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended December 31, 2010 prepared under Canadian GAAP.

The selected financial data presented below for the two years ended December 31, 2011 is presented in Canadian dollars and is derived from CE Franklin Ltd.’s (“CE Franklin” or the “Company”) consolidated financial statements in Canadian dollars and in accordance with IFRS. The information set forth below should be read in conjunction with the consolidated financial statements of CE Franklin (including notes thereto) included under Item 17 and "Operating and Financial Review and Prospects" included under Item 5.

	As at and for the Year Ended December 31
	2011	2010
	(in millions of Cdn. dollars except percentages, shares and per share data)
Statements of Operations:
Revenue	546.4	489.6
Gross profit	90.7	75.0
% of sales	16.6	15.3

Net income before taxes	19.7	9.4

Net income and comprehensive income	14.3	5.9
% of sales	2.6	1.2
Net income per share
Basic	0.82	0.34
Diluted	0.79	0.33

Balance Sheets:
Total assets	260.7	220.7
Capital stock	22.5	23.1
Shareholders' equity	165.1	150.5
Number of shares outstanding (000's)	17,440	17,474
Dividends declared	nil	nil

All dollar amounts set forth in this Annual Report on Form 20-F are in Canadian dollars, except where otherwise indicated.  The following tables set forth (i) the closing exchange rates at the end of the periods, the average exchange rates during the periods based on the closing exchange rate on the last day of each month and the high and low closing exchange rates based on the closing exchange rate on the last day of each month, (ii) the closing exchange rate at the end of each period, the average exchange rate during the period and the high and low intra-day exchange rates during the month and (iii) the closing exchange rate for the day.  The rates used are based on foreign exchange rates reported by the Bank of Canada.

(i)	Year Ended December 31
	2011	2010
Rate at end of period	0.9833	1.0054
Average rate during period	1.0145	0.9661
High	1.0566	1.0054
Low	0.9540	0.9352

(ii)	2011
	December	November	October	September	August	July
Rate at end of period	0.9833	0.9801	1.0033	0.9540	1.0210	1.0466
Average rate during period	0.9765	0.9749	0.9812	0.9970	1.0180	1.0463
High	0.9948	0.9945	1.0109	1.0271	1.0452	1.0630
Low	0.9594	0.9504	0.9383	0.9540	1.0031	1.0288

(iii) On February 2, 2012, the closing exchange rate in Canadian dollars was US $1.0004 = Cdn. $1.00.

B. Capitalization and indebtedness

Not applicable.

C. Reasons for the offer and use of proceeds

Not applicable.

D. Risk factors

Information for this item is set forth following the caption “Risk Factors” in the Company’s “Management Discussion and Analysis” included under Item 5.

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

On May 29, 1999, Smith International, Inc. (“Smith”) acquired all the common shares previously held by CEL, which constituted 51% of the Company’s outstanding common shares.  On August 27, 2010 Schlumberger Limited (“Schlumberger”), a major oilfield service company based in Paris, France, acquired Smith.  As a result, Schlumberger now indirectly owns approximately 56% of the Company’s outstanding common shares.

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

The Company is registered in the Province of Alberta, Canada under the Alberta Business Companys Act.  The principal address, telephone number and website of the Company are as follows:

CE Franklin Ltd.
Suite 1800

635 – 8th Avenue S.W.
Calgary, Alberta Canada
T2P 3M3
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

Purchases of property, plant and equipment in 2011 and 2010 have been $2.9 million and $1.3 million, respectively, and have been principally directed towards distribution facility and business system maintenance and growth expenditures, and were funded from operating cash flow.

B. Business overview

Distribution

CE Franklin is a leading distributor of pipe, valves, flanges, fittings, production equipment, tubular products and other general industrial supplies, primarily to the oil and gas industry in Canada through its 39 branch operations which are situated in towns and cities that serve particular oil and gas fields of the Western Canadian sedimentary basin.  In addition, the Company distributes similar products to the oil sands, midstream, refining, petrochemical and non-oilfield related industries such as forestry and mining.

Our branches act as a “one stop shop” for over 3,000 customers by providing over 25,000 regularly stocked stock keeping units of product, and related equipment services sourced from over 2,000 suppliers.  Branches provide supply chain management services to enable customers to get the right products at the right time.  Should a branch not have a particular product in stock, it has overnight access to the Company’s distribution centre (the “Distribution Centre”) in Edmonton, Alberta. CE Franklin’s branch network positions it to provide the standardized products and purchasing processes that customers operating across multiple locations require to conduct their capital programs and operations efficiently.

Other services provided by the branches include pump repair, customized pump designs and testing, convenient hours and locations and 24-hour on call service.  In addition, CE Franklin provides well optimization analysis, onsite project management and oilfield engine maintenance and crane equipment services.

CE Franklin manages its buying and distribution of products through its industry leading 153,000 square-foot Distribution Centre located in Edmonton, Alberta.  The Distribution Centre is strategically located within reasonable proximity to a majority of the Company’s product suppliers and acts as the supply hub for the branches.  The Distribution Centre provides a cross-dock function that minimizes inventory levels and maximizes service through automatic stock replenishment and reduces freight costs through effective consolidation of shipments.  It also provides project execution services for larger customer projects. The Distribution Centre is International Organization for Standardization 9001 - 2000 (“ISO”) certified, which is required by a growing number of CE Franklin’s customers in conformance with their own ISO programs.

For the supply chain to be effective, strong relationships must be cultivated between the Company and its customers.  Several customers have looked to CE Franklin for its expertise in materials management and other service support.  The formal arrangement between the Company and its customers is referred to as an “alliance” or an “enhanced business relationship”.  Through the building of alliances, the Company manages approximately 61 warehouses for its customers.  The trend is for customers to focus on their core competencies and outsource non-core areas.

Demand for oilfield products and services is driven by the level of capital expenditures in the oil and gas industry in the Western Canadian sedimentary basin as well as by production related maintenance, repair and operating (“MRO”) requirements.  MRO demand tends to be relatively stable over time and predictable in terms of product and service requirements and typically comprises 40% to 50% of the Company’s annual sales.  Capital project demand fluctuates over time with oil and gas commodity prices, which directly impacts the economic returns realized by oil and gas companies.  Oil and gas prices, well completions and rig counts are common indicators of activity levels in the energy industry. Other drivers of profitability include activity levels within specific regions, the mix of products sold and customer mix.

Activity levels within specific regions will fluctuate due to various factors including the mix of oil and gas activity within the region and oil and gas producers entering or leaving the region. The Company responds to these fluctuations by opening or closing branch locations in order to service customer needs and ensure there is coverage in areas of higher activity.

The mix of products sold and the customer mix will affect profitability. Profit margins will vary for different products and the method of sale. Walk-in business at the branches will generate higher profit margins compared to bids, which are typically larger orders where the Company can take advantage of volume discounts and longer lead times. Customer contracts can affect profit margins where different customers receive different pricing structures based on factors such as volume, service requirements and complexity.

Business and Operating Strategy

The Company’s business and operating strategy is focused on improving its value offering and service to customers, increasing the reach and market share serviced by its distribution network, expanding its product line and end use markets, maximizing gross profit margins through procurement practices and rationalizing expenses through process improvement efficiencies. CE Franklin leverages its relationship with Wilson International, Inc. (“Wilson Supply”), a wholly owned subsidiary of Schlumberger in the United States, to offer a North American solution to its customer base.

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

To ensure coordination and close contact with the Company’s major customers, a sales group, working out of Calgary, Alberta, where many customer head offices are located, act as account managers with responsibilities for managing the Company’s business and alliance relationships with its customers.  In addition, the Company has regional area sales representatives who are responsible for the coordinating sales and activities in the field.  An inside sales group is responsible for the coordination and preparation of thousands of competitive bid quotations each year.

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

Competition

The Canadian oilfield supply industry is highly competitive and fragmented.  Industry participants compete on the basis of price, product procurement capability, inventory investment, branch network reach and service.  CE Franklin and its largest competitors generally operate at low profit margins due to price competition.  Profitability is achieved by continuously improving the effectiveness of personnel and the efficiency of processes, system and net working capital management.  Price competition is due to customer price pressure and competition among the major supply companies for the same business.  The Company believes that its future profitability is partially influenced by additional competitive factors beyond its control, including the ability of some customers to purchase products directly from the manufacturer rather than from independent oilfield supply distributors.  In addition, if the oil and gas industry were to experience significant growth in drilling activity, new competitors could arise due to the low capital investment required.

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

D. Property, plant and equipment

Description of Property

The Company’s head office is located in Calgary, Alberta and its Distribution Centre is located in Edmonton, Alberta.  The Company has 24 branches in Alberta, six in Saskatchewan, six in British Columbia, two in Manitoba and one in Ontario.  The Company owns six branch locations: four in Alberta, one in Saskatchewan and one in British Columbia.  The owned properties are subject to a general security agreement in favour of the Company’s lender.  The Company either leases or purchases facilities in certain areas after evaluating the economics of both alternatives.  Four of the Company’s branch operations are operated by agents who are responsible for branch facility and operating costs and earn a commission on sales.  The Company leases its remaining 29 branch facilities, Distribution Centre and head office.

The current capacity at the Company’s branches and Distribution Centre is considered adequate to meet current market demand.  The Company augments local branch capacity with customer sales quotation and project order fulfillment services provided by its Distribution Centre.  In the past, the Company has been able to secure new operating facilities as required.

The Company is not aware of any environmental issues that could have a material impact on any of its properties.

4A.           Unresolved staff comments

There are no unresolved SEC comments at this time.

Item 5:                               Operating and Financial Review and Prospects

Management’s Discussion and Analysis as at February 2, 2012

The following Management’s Discussion and Analysis (“MD&A”) is provided to assist readers in understanding CE Franklin Ltd.’s (“CE Franklin” or the “Company”) financial performance and position during the periods presented and significant trends that may impact future performance of CE Franklin and should be read in conjunction with the audited comparative consolidated financial statements of CE Franklin and the related notes thereto.

All amounts are expressed in Canadian dollars and in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), except where otherwise noted.  The December 31, 2011 consolidated financial statements are the Company’s first financial statements prepared under IFRS.  Consequently, the comparative figures for 2010 and the Company’s statement of financial position as at January 1, 2010 have been restated from accounting principles generally accepted in Canada (“Canadian GAAP”) to comply with IFRS.  The reconciliations from the previously published Canadian GAAP financial statements are summarized in Note 4 to the consolidated financial statements and there were no material differences.  In addition, IFRS 1 on first time adoption allows certain exemptions from retrospective application of IFRS in the opening statement of financial position.  Where these exemptions have been used they have also been explained in Note 4 to the consolidated financial statements.

Overview

CE Franklin is a leading distributor of pipe, valves, flanges, fittings, production equipment, tubular products and other general industrial supplies, primarily to the oil and gas industry in Canada through its 39 branches situated in towns and cities that serve oil and gas fields of the Western Canadian sedimentary basin. In addition, the Company distributes similar products to the oil sands, midstream, refining, petrochemical and non-oilfield related industries such as forestry and mining.

The Company’s branch operations service over 3,000 customers by providing the right materials where and when they are needed, and for the best value.  Our branches, supported by our centralized Distribution Centre in Edmonton, Alberta, stock over 25,000 stock keeping units sourced from over 2,000 suppliers.  This infrastructure enables us to provide our customers with the products they need on a same day or overnight basis.  Our centralized inventory and procurement capabilities allow us to leverage our scale to enable industry leading hub and spoke purchasing, logistics and project execution capabilities. The branches are also supported by services provided by the Company’s corporate office in Calgary, Alberta including sales, marketing, product expertise, logistics, invoicing, credit and collection, and other business services.

The Company’s common shares trade on the TSX (“CFT”) and NASDAQ (“CFK”) stock exchanges.  Schlumberger Limited (“Schlumberger”), a major oilfield service company based in Paris, France, owns approximately 56% of the Company’s shares.

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

Demand for oilfield products and services is driven by the level of capital expenditures in the oil and gas industry in the Western Canadian sedimentary basin as well as by production related maintenance, repair and operating (“MRO”) requirements.  MRO demand tends to be relatively stable over time and predictable in terms of product and service requirements and typically comprises 40% to 50% of the Company’s annual sales.  Capital project demand fluctuates over time with oil and gas commodity prices, which directly impacts the economic returns realized by oil and gas companies.

The size, scope, and product mix of each order will affect profitability.  Local walk-in relationship business with smaller orders or more specialized products will typically generate higher profit margins compared to large project bids for alliance customers where the Company can take advantage of purchasing volume discounts and longer order lead times.  Larger oil and gas customers tend to have a broader geographic operating reach requiring multi-site service capability, conducting larger capital projects, and requiring more sophisticated billing and project management services than do smaller customers.   The Company has entered into a number of formal alliances with larger customers where the scale and repeat nature of business enables efficiencies which are shared with the customer through lower profit margins.

Barriers to entry in the oilfield supply business are low with start-up operations typically focused on servicing local relationship based MRO customers.  To compete effectively on capital project business and to service larger customers requires multi-location branch operations, increased financial, procurement, product expertise and breadth of product lines, information systems and process capability.

The Company’s 39 branch operations provide substantial geographic coverage across the oil and gas producing regions in Western Canada.  Each branch services and competes for local business and services the Company’s alliance customers supported by centralized support services provided by the Company’s Distribution Centre and corporate office in Calgary. The Company’s large branch network, coupled with its centralized capabilities enables it to develop strong supply chain relationships with suppliers and provides it with a competitive advantage over local independent oilfield and specialty equipment distributors for large alliance customers who are seeking multi-location, one stop shopping, and more comprehensive service.  The Company’s relationship with Wilson Supply, a leading oilfield equipment distributor operating in the United States, and a wholly owned subsidiary of Schlumberger, enables it to provide North American solutions to its customer base and provides increased purchasing scale with equipment suppliers.

The Company is pursuing the following strategies to grow its business profitably:

•
Expand the reach and market share serviced by the Company’s distribution network.  The Company is focusing its sales efforts and product offering on servicing complex, multi-location needs of large and emerging customers in the energy sector.  Organic growth may be complemented by selected acquisitions.

•
Expand production equipment service capability to capture more of the product life cycle requirements for the equipment the Company sells such as downhole pump repair, oilfield engine maintenance, well optimization and onsite project management. This will differentiate the Company’s service offering from its competitors and deepen relationships with its customers.

•	Expand oil sands, industrial project and MRO business by leveraging our existing supply chain infrastructure, product, and major project expertise.

•
Increase the resourcing of customer project sales quotations and order fulfillment services provided by our Distribution Centre to augment local branch capacity to address seasonal and project driven fluctuations in customer demand.  By doing so, we aim to increase our capacity flexibility and improve operating efficiency while providing consistent customer service.

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

•
In June of 2009, the Company increased its market share, customer base, and branch network through the acquisition of a Western Canadian oilfield supply competitor (the “Acquired Business”).  The Acquired Business operated 23 supply stores of which 18 stores were proximate to existing Company branches and were integrated. The remaining 5 operations were focused in the eastern Alberta heavy oil corridor, and have extended the Company’s distribution network reach.  Total oilfield supply sales have increased an estimated 15% as a result of the acquisition.  The Company’s Fort St. John and Lloydminster branches moved to larger locations during the year, increasing capacity to service customer requirements in these important markets.  Sales to oil sands customers increased for the fifth year in a row, reaching a record $64.5 million in 2009, comprising 15% of total Company sales.  The Company added process automation products to its product line and opened a valve actuation centre at our Edmonton Distribution Centre to broaden the spectrum of solutions the Company provides to existing oilfield, oil sands, and other industrial customers, and enhancing its ability to attract new customers.  The Company recruited new product, operations, and supply chain expertise into the organization to advance its strategies.

•
In 2011 and 2010, the Company made advances in the central resourcing of project work by processing $161.2 million (2010 - $99.3 million) of sales orders through our Edmonton distribution centre, representing 29% (2010 – 20%) of total Company sales.  This enabled us to service the 12% year over year increase in sales (2010 – 12% increase).  In 2011 and 2010, the Company has continued to grow its valve actuation business.

Business Outlook

CE Franklin’s revenues are expected to increase modestly in 2012 as the oil and gas industry activity levels remain relatively consistent with 2011 levels. Natural gas prices remain depressed as North American production capacity and inventory levels continue to dominate demand.  Natural gas capital expenditure activity is focused on the emerging shale gas plays in northeastern British Columbia and liquid rich gas plays in northwestern Alberta where the Company has a strong market position.  Conventional and heavy oil economics are attractive at current price levels leading to increased activity in eastern Alberta and southeast Saskatchewan.  We expect oil sands project announcements will continue at current levels, assuming current oil price levels are maintained. Approximately 50% to 60% of the Company’s total revenues are driven by our customers’ capital expenditure requirements.

Gross profit margins are expected to remain under pressure as customers that produce natural gas focus on reducing their costs to maintain acceptable project economics and due to continued aggressive oilfield supply industry competition as industry activity levels remain below the last five year average. The Company will continue to manage its cost structure to protect profitability while maintaining service capacity and advancing strategic initiatives.

Over the medium to longer term, the Company’s strong financial and competitive positions should enable profitable growth of its distribution network through the expansion of its product lines, supplier relationships, and capability to service additional oil and gas and other industrial end use markets.

Operating Results

The following table summarizes the consolidated results of operations of the Company for the last two years:

(in millions of Cdn. dollars except per share data)
Years Ended December 31,	2011		2010
	Amount	%	Amount	%

Revenue	$546.4	100.0%	$489.6	100.0%
Cost of sales	(455.7)	(83.4)%	(414.6)	(84.7)%
Gross profit	90.7	16.6%	75.0	15.3%

Selling, general and
administrative expenses	(68.7)	(12.6)%	(62.6)	(12.8)%
Foreign exchange gain and other	0.6	0.1%	0.1	-%

EBITDA(1)	22.6	4.1%	12.5	2.5%
Depreciation	(2.5)	(0.4)%	(2.5)	(0.5)%
Interest	(0.5)	(0.1)%	(0.7)	(0.1)%
Income before taxes	19.6	3.6%	9.3	1.9%
Income tax expense	(5.3)	(1.0)%	(3.4)	(0.7)%
Net income	14.3	2.6%	5.9	1.2%

Net income per share
Basic (Cdn. $)	$0.82		$0.34
Diluted (Cdn. $)	$0.79		$0.33

Weighted average number of shares outstanding (000's)
Basic	17,501		17,499
Diluted	18,188		18,000

(1) EBITDA represents net income before interest, taxes, depreciation and amortization.  EBITDA is a supplemental measure that is not part of generally accepted accounting principles (“GAAP”). EBITDA is used by management, as well as industry analysts, to evaluate operations.  Management believes that EBITDA, as presented, represents a useful means of assessing the performance of the Company’s ongoing operating activities, as it reflects the Company’s earnings trends without showing the impact of certain charges.  The Company is also presenting EBITDA as a percentage of sales because it is used by management as a supplemental measure of profitability. The use of EBITDA by the Company has certain material limitations because it excludes the recurring expenditures of interest, income tax, and depreciation expenses.  Interest expense is a necessary component of the Company’s expenses because the Company borrows money to finance its working capital and capital expenditures.  Income tax expense is a necessary component of the Company’s expenses because the Company is required to pay cash income taxes.  Depreciation expense is a necessary component of the Company’s expenses because the Company uses property and equipment to generate sales.  Management compensates for these limitations to the use of EBITDA by using EBITDA as only a supplementary measure of profitability.  EBITDA is not used by management as an alternative to net income as an indicator of the Company’s operating performance, as an alternative to any other measure of performance in conformity with generally accepted accounting principles or as an alternative to cash flow from operating activities as a measure of liquidity.  A reconciliation of EBITDA to Net income is provided within the table above.  Not all companies calculate EBITDA in the same manner and EBITDA does not have a standardized meaning prescribed by IFRS.  Accordingly, EBITDA, as the term is used herein, is unlikely to be comparable to EBITDA as reported by other entities.

2011 compared to 2010

Net income for the year ended December 31, 2011 was $14.3 million, an increase of $8.4 million (142%) compared to 2010, as industry activity levels improved year over year. Well completions in 2011, rose by 17% compared to 2010 as the industry was focused on oil, oil sands and liquid rich natural gas plays. Revenues increased by 12% to $546.4 million, as both capital project and maintenance repair and operating sales increased year over year.  Gross profits increased by $15.7 million (21%) due to the impact of higher sales and increased vendor rebates from increased purchasing levels.   SG&A costs increased by $6.1 million (9.7%) to $68.7 million in 2011 as compensation costs and operating costs have increased in response to higher activity levels.  Income tax expense increased by $1.9 million as a result of higher pre-tax earnings in 2011. The weighted average number of shares outstanding (basic) during 2011 was consistent with the prior year as the rise in the share price during the last year has limited the activity occurring under the normal course issuer bid program. Net earnings per share (basic) was $0.82 in 2011, a 141% increase from 2010, consistent with the increase in net income.

Fourth Quarter Results

Net earnings for the fourth quarter of 2011, were $4.5 million, an increase of $2.9 million from the fourth quarter of 2010.  Revenues for the fourth quarter of 2011 were $154.3 million, an increase of $18.7 million (14%) from the fourth quarter of 2010. Well completions decreased 9% compared to the fourth quarter of 2010 as the fourth quarter of 2010 was a busy quarter and those activity levels carried into 2011, while the fourth quarter 2011 slowed down slightly. Capital project business revenue grew $6.8 million year over year due to the improved industry activity levels. Gross profits increased by $4.8 million (23%) due to the increase in revenues and improved gross profit margins year over year. Average gross profit margins in the fourth quarter of 2011 were lower than the third quarter of 2011 due to more pipe flange and fitting sales to lower margin alliance customers. Average gross profit margins for the fourth quarter of 2011 were higher than the fourth quarter of 2010 as increased purchasing levels contributed to higher volume rebates.  SG&A expenses increased by $0.8 million (5%) to $17.5 million for the quarter as compensation and operating costs have increased in response to higher revenue levels. Fourth quarter earnings for 2010 included a $0.7 million after tax charge associated with the elimination of the stock option cash settlement mechanism, as discussed in the capital stock section below.  The Company also recorded an unrealized foreign exchange loss of $0.8 million in the quarter on foreign exchange contracts used to manage currency exposure on US denominated product purchases, which partially reversed a previously recognized unrealized gain on these contracts. The weighted average number of shares outstanding during the fourth quarter was consistent with the prior year period as the rise in share price during the last year limited the activity occurring under the normal course issuer bid program. Net earnings per share (basic) was $0.26 in the fourth quarter of 2011, compared to net earnings of $0.09 per share in the fourth quarter of 2010.

A more detailed discussion of the Company’s annual results from operations is provided below:

Revenues

Revenues for 2011 increased by $56.8 million or 12% from 2010 to $546.4 million. Oil and gas commodity prices are a key driver of industry capital project activity as product prices directly impact the economic returns realized by oil and gas companies. The Company uses oil and gas well completions and average rig counts as industry activity measures to assess demand for oilfield equipment used in capital projects.  Oil and gas well completions require the products sold by the Company to complete a well and bring production on stream and are a general indicator of energy industry activity levels.  Average drilling rig counts are also used by management as a leading indicator of industry activity levels as the number of rigs in use ultimately drives well completion requirements.

The table below provides well completion, rig count and commodity price information for the last two years:

	As at December	Average for the years ended December 31
	31, 2011	2011	% change	2010	% change

Gas - Cdn. $/gj (AECO spot)	$2.64	$3.63	(9)%	$4.00	1%
Oil - Cdn. $/bbl (Synthetic Crude)	$103.61	$102.63	27%	$80.57	17%

Average rig count	489	414	25%	332	54%

Well completions:
Oil	n/a	10,022	53%	6,541	105%
Gas	n/a	4,449	(24)%	5,873	16%
Total well completions	n/a	14,471	16%	12,414	50%
Average statistics are shown except for well completions.

Sources: Oil and Gas prices – FirstEnergy Capital Corp.; Rig count data – CAODC; Well completion data – Daily Oil Bulletin

Gas prices have been depressed in 2010 and 2011, down significantly from average prices realized in 2008 while oil prices have recovered from lows experienced during the first half of 2009.  Oil and gas producers have responded to the relative change in oil and gas prices during this period by shifting their focus from gas to oil projects. Gas well completions comprised 31% of total Canadian industry well completions in 2011, down from 70% in 2008.  Customers have also increased the amount of competitive bid activity used to procure the products they require in an effort to reduce their costs.  The Company is addressing these industry changes by pursuing initiatives focused on improving sales quotation processes and increasing the operating flexibility and efficiency of its branch network.

The chart below depicts the relative relationship of Company sales to oil and gas prices and well completions over the last five years.

Company sales have kept pace with the relative change in oil and gas prices over the last five years and have significantly out-paced industry well completions over the same period.  In 2011, the Company generated branch sales per industry well completion of $28,105, which is 2% higher than 2010 levels.

(in millions of Cdn. $)	2011			2010
End use sales demand		$	%		$
Capital projects	286.0		52	255.3		52
Maintenance, repair and operating supplies (MRO)	260.4		48	234.3		48
Total sales	546.4		100	489.6		100

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

Revenues for capital project related products were $286.0 million in 2011, up $30.7 million (12%) from 2010. The increase in capital project end use revenues reflects the 17% increase in total industry well completions to 14,471 in 2011. Capital project business for the year comprised 52% of total revenues as it did in 2010. While the capital project business represented the same percentage of the business year over year, its makeup changed as a 19% decline in tubular revenues was offset by a 4% increase in oil sands sales and increased branch based capital project sales.  Tubular sales in the year declined as the Company followed a disciplined approach in its competitive bid processes and, as a result, was not as successful as it had been in prior years. There remains a significant amount of tubular product inventory on hand in the industry which has led to a very competitive environment for tubular product sales.

MRO product revenues are related to overall oil and gas industry production levels and tend to be more stable than capital project revenues. MRO product revenues for 2011 increased by $26.1 million (11%) to $260.4 million compared to 2010 and comprised 48% of the Company’s total revenues (2010 – 48%). Higher MRO revenues in 2011 were due to increased conventional oilfield activity.

The Company services over 3,000 customers of which the top ten customers comprised 38% of total revenues in 2011 (2010 – 38%).  The Company’s largest customer comprised less than 10% of total revenues in 2011 and 2010.  The industry’s continued ability to access capital in 2011 and 2010 has contributed to a broader distribution of revenues across the Company’s customer base.

The Company distributes over 25,000 stock keeping units sourced from over 2,000 suppliers.  In 2011, the top 10 suppliers comprised 41% of total cost of goods sold (2010 – 41% ) of which its largest supplier comprised  less than 10% of cost of goods sold (2010 – one supplier comprised 10% of cost of goods sold).  Supplier concentration decreased in 2011 compared to 2010 as a more balanced supply approach was used to provide customers with various cost points for their products.

The Company’s strategy is to grow profitability by focusing on its core Western Canadian oilfield equipment service business, complemented by an increase in the product life cycle services provided to its customers, and the focus on oil sands and industrial capital project and MRO revenue opportunities.  Revenues resulting from these initiatives to date are provided below:

	2011		2010
Revenues ($millions)	$	%	$	%
Oilfield	459.6	84	410.7	83
Oil sands	63.8	12	61.3	13
Production services	23.0	4	17.6	4
Total revenues	546.4	100	489.6	100

Revenues from selling oilfield products to conventional Western Canada oil and gas end use applications were $459.6 million for 2011, up $48.9 million (12%) from 2010.  The increase in revenues was attributable to the year over year increase in industry well completions, which tend to drive demand for oilfield products. These increases were partially offset by the impact on revenues resulting from lower tubular sales discussed above.

Revenues from oil sands sales end use applications in 2011 were $63.8 million (2010 - $61.3 million), an increase of $2.5 million (4%) from 2010 as increased capital project revenues were partially offset by the impact of not having a large tailing line pipe order and having less turn around work in 2011 with our Fort McMurray based customers.  The Company continues to position its major project execution capability and Fort McMurray branch to penetrate this growing market for capital project and MRO products.

Production services for 2011 reached $23.0 million, an increase of $5.4 million or 31% over 2010 levels, as customers’ increased focus on oil and heavy oil production has lead to higher demand for these products and services.

Gross Profit	2011	2010

Gross profit (millions)	$90.7	$75.0
Gross profit as a % of sales	16.6%	15.3%

Gross profit composition by product sales category:
Tubulars	4%	3%
Pipe, flanges and fittings	29%	28%
Valves and accessories	21%	20%
Pumps, production equipment and services	15%	14%
General	31%	35%
Total	100%	100%

Gross profit was $90.7 million in 2011, an increase of $15.7 million (21%) from 2010 as the 12% increase in sales was supplemented by an increase in average gross profit margins from 15.3% in 2010 to 16.6% in 2011. Higher average gross profit margins in 2011 reflect increased industry activity, higher volume rebate income due to higher purchasing levels and the Company effectively passing along price increases for increased steel costs. The reduction in general gross profit as a percentage of gross profits reflects the relative increase in the branches’ MRO business versus Full Tilt’s business and the decline in the margins on fiberglass product sales to a large alliance customer.

Selling, General and Administrative (“SG&A”) Costs

	2011		2010
($millions)	$	%	$	%
People costs	41.1	60	36.3	58
Selling costs	6.5	9	6.6	11
Facility and office costs	15.1	22	13.4	21
Other	6.0	9	6.3	10
SG&A costs	68.7	100	62.6	100
SG&A costs as % of revenues	13%		13%

SG&A costs increased $6.1 million (10%) in 2011 from 2010, representing 13% of revenues (2010 – 13%).  SG&A as a percentage of revenues in 2011 is consistent with 2010, reflecting a continued strong focus on cost control.  The increase in SG&A was attributable to higher people costs reflecting a 5% increase in average employee headcount to service the additional sales and higher incentive compensation costs reflecting the improved profit performance of the business year over year. Facility and office costs increased as the Company moved its head office location within downtown Calgary and as a consequence recorded a one-time lease charge of $0.7 million. The balance of the increase is due to some one time lease costs for closing some locations and rental increases in others.

The Company leases 29 of its 39 branch locations as well as its corporate office in Calgary and Distribution Centre in Edmonton. Six branch locations are owned and four are operated by agents. During 2011, the Company closed six locations.  Customer service requirements are being provided by adjacent branch locations.

Depreciation Expense

Depreciation expense of $2.5 million in 2011 was comparable to 2010 levels.

Interest Expense

Interest expense was $0.5 million in 2011, down $0.2 million from 2010, due to lower average borrowing levels and floating interest rates.

Foreign Exchange Gain and Other

Foreign exchange gains and other amounted to $0.6 million as the Canadian dollar weakened during the year which caused translation gains from US denominated net working capital assets.  The Company recognized a $0.2 million unrealized foreign currency gain on $18.3 million of foreign currency forward contracts it had outstanding at year end.  As at December 31, 2011, a one percent change in the Canadian dollar relative to the US dollar would decrease or increase the Company’s annual net income by approximately $0.2 million.

Income Tax Expense

The Company’s effective tax rate for 2011 was 27.4%, down 9.4% from 2010. The decline in the statutory rate was a result of the removal of the cash settlement mechanism from the Company’s stock option plan in the fourth quarter of 2010. The current effective tax rate is higher than the statutory rate due to the impact of non-deductible items and other adjustments. The 2010 effective tax rate of 36.8% reflects the write-off of $0.5 million of future tax assets related to the removal of the cash settlement mechanism from the Company’s stock option plan in the fourth quarter of 2010 as a result of provisions contained in the federal government’s 2010 budget which effectively eliminated the ability to deduct for tax purposes cash payments made to settle stock option obligations.  Substantially all of the Company’s tax provision is currently payable.

Summary of Quarterly Financial Data

The selected quarterly financial data below is presented in Canadian dollars and in accordance with IFRS.  This information is derived from the Company’s unaudited quarterly financial statements.

(in millions of Cdn. dollars except per share data)

Unaudited	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	2010	2010	2010	2010	2011	2011	2011	2011

Revenues	$121.9	$99.9	$132.2	$135.6	$137.7	$113.9	$140.5	$154.3

Gross profit	19.7	15.6	19.2	20.5	22.3	19.3	23.9	25.3
Gross profit %	16.1%	15.6%	14.5%	15.1%	16.2%	16.9%	17.0%	16.4%

EBITDA	4.1	0.7	3.8	3.8	5.3	3.1	7.6	6.6
EBITDA as a % of revenues	3.4%	0.7%	2.9%	2.8%	3.8%	2.7%	5.4%	4.3%

Net earnings (loss)	2.2	(0.1)	2.2	1.6	3.4	1.7	4.8	4.5
Net earnings (loss) as a
% of revenues	1.8%	(0.1)%	1.7%	1.2%	2.5%	1.5%	3.4%	2.9%

Net earnings (loss) per share
Basic	$0.13	$(0.01)	$0.12	$0.09	$0.19	$0.10	$0.27	$0.26
Diluted	$0.12	$(0.01)	$0.12	$0.09	$0.19	$0.09	$0.26	$0.25

Net working capital(1)	113.9	111.8	129.0	125.7	120.1	136.5	134.6	116.9
Long term debt(1)	1.4	0.3	14.4	6.4	0.3	12.2	5.8	-

Total well completions	2,846	2,197	2,611	4,760	3,861	2,765	3,495	4,350

(1) Net working capital is defined as current assets less cash and cash equivalents, accounts payable and accrued liabilities, current taxes payable, note payable and other current liabilities. Net working capital and long-term debt amounts are as at quarter end.

The Company’s sales levels are affected by weather conditions.  As warm weather returns in the spring each year, the winter’s frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have dried out.  In addition, many exploration and production areas in northern Canada are accessible only in the winter months when the ground is frozen.  An exceptionally wet second quarter in 2011 had some impact on customer capital programs in the third quarter. As a result, the first and fourth quarters typically represent the busiest time for oil and gas industry activity and the highest oilfield sales activity for the Company.  Oilfield sales levels drop dramatically during the second quarter until such time as roads have dried and road bans have been lifted. This typically results in a significant reduction in earnings during the second quarter, as the decline in sales typically outpaces the decline in SG&A costs as the majority of the Company’s SG&A costs are fixed in nature.  Net working capital and borrowing levels follow similar seasonal patterns as sales.

B.  Liquidity and Capital Resources

The Company’s primary internal source of liquidity is cash flow from operating activities before changes in non-cash net working capital balances.  Cash flow from operating activities and the Company’s $60.0 million revolving term credit facility are used to finance the Company’s net working capital, capital expenditures and acquisitions.

As at December 31, 2011, the Company had $15.8 million of cash on hand and had no long term debt. Borrowings decreased by $6.1 million from December 31, 2010 due to the Company generating $17.5 million from operating activities, before net changes in non-cash working capital balances and a $8.8 million net working capital reduction. This was offset by $2.9 million in capital expenditures and $1.5 million for the purchase of shares to settle stock compensation obligations and the repurchase of shares under the Company’s Normal Course Issuer Bid (“NCIB”).

As at December 31, 2010, long term debt was $6.4 million and was comprised principally of borrowings under the Company’s revolving term credit facility. As at January 1, 2010, borrowings under the Company’s bank operating loan were $26.5 million, a decrease of $8.4 million from December 31, 2008.

Net working capital was $116.9 million at December 31, 2011, a decrease of $8.8 million from December 31, 2010.  Accounts receivable at December 31, 2011 was $98.2 million, an increase of $5.2 million (5.6%) from December 31, 2010, due to the 14% increase in fourth quarter sales compared to the prior year period, partially offset by a 7% improvement in days sales outstanding in accounts receivable (“DSO”) in the fourth quarter of 2011 to 52 days from 56 days in the fourth quarter of 2010. DSO is calculated using average sales per day for the quarter compared to the period end customer accounts receivable balance.  Inventory at December 31, 2011 was $111.7 million, up $16.8 million (18%) from December 31, 2010.  Inventory turns for the fourth quarter of 2011 at 4.7 turns were 4% weaker than the prior year as the impact of fourth quarter sales increases was more than offset by the increase in inventory levels.  Inventory turns are calculated using cost of goods sold for the quarter on an annualized basis, compared to the period end inventory balance.  Accounts payable and accrued liabilities at December 31, 2011 were $93.6 million, an increase of $30.2 million (48%) due to increased purchasing activity in the fourth quarter of 2011 to resource the increase in sales compared to the prior year period.

Capital expenditures in 2011 were $2.9 million, an increase of $1.6 million (123%) from 2010 expenditures. Expenditures in 2011 were directed towards facility expansion and maintenance, business system expansion and vehicles and operating equipment.  The majority of the expenditures in 2010 were directed towards similar items as they were in 2011.  Capital expenditures in 2012 are anticipated to be in the $4.5 million to $5.5 million range and will be directed towards business system, branch facility, vehicle and operating equipment upgrades and replacements.

In July 2011, the Company renewed its $60.0 million revolving term credit facility that matures in July 2014 (the “Credit Facility”).   Borrowings under the Credit Facility bear interest based on floating interest rates and are secured by a general security agreement covering all assets of the Company. The maximum amount available under the Credit Facility is subject to a borrowing base formula applied to accounts receivable and inventories. The Credit Facility requires the Company to maintain the ratio of its debt to debt plus equity at less than 40%.  As at December 31, 2011, this ratio was 0%.  The Company must also maintain coverage of its net operating cash flow as defined in the Credit Facility agreement over interest expense for the trailing twelve month period of greater than 1.25 times.  As at December 31, 2011, this ratio was 34.5 times.  The Credit Facility contains certain other covenants with which the Company is in compliance.  As at December 31, 2011, the Company had no borrowings under the facility and had available undrawn borrowing capacity of $60.0 million under the Credit Facility.

Contractual Obligations

The following table outlines the Company’s contractual obligations for debt, lease and related obligations having initial terms in excess of one year:

		Operating lease
Period Due	Note Payable	commitments	Total
(millions of Canadian dollars)
2012	0.3	6.1	6.4
2013	-	5.8	5.8
2014	-	5.2	5.2
2015	-	4.5	4.5
2016	-	4.2	4.2
thereafter	-	18.1	18.1
	0.3	43.9	44.2

Approximately 99% of operating lease obligations are related to office, warehouse, and store facility leases (2010 - 99%). Automobile, warehouse and office equipment leases comprised the remaining lease obligations.  Future operating lease commitments at December 31, 2011 were $43.9 million, a $5.3 million (11%) decrease from 2010 commitments due to the passage of time. In management’s opinion, the Company’s existing working capital position combined with available borrowing capacity under its Credit Facility and cash flow from operations, are sufficient to resource its ongoing obligations.

The Company is not aware of any environmental asset retirement obligations that could have a material impact on its operation.

Market Risk

The Company’s bank operating loan bears interest based on floating Canadian interest rates. As at December 31, 2011, the Company’s average borrowing cost was nil (2010 – 3.8%). As the company had no borrowings as at December 31, 2011, a change of one percent in interest rates would have no expected increase or decrease to the Company’s annual net income.

The Company purchases certain products priced in U.S. dollars and sells such products to its customers typically priced in Canadian dollars.  As a result, fluctuations in the value of the Canadian dollar relative to the U.S. dollar can result in foreign exchange gains and losses.  As at December 31, 2011, the Company had entered into contracts to purchase in 2011, $18.3 million U.S. at fixed exchange rates for the purpose of mitigating its foreign exchange exposure.  The Company does not use financial instruments for speculative purposes. As at December 31, 2011, a one percent change in the Canadian dollar relative to the US dollar would be expected to have an impact of approximately $0.2 million on net income.

Capital Stock
As at December 31, 2011 and 2010, the following common shares and securities convertible into common shares were outstanding:

(millions)	December 31, 2011	December 31, 2010
	Shares	Shares
Shares outstanding	17.4	17.5
Stock options	0.7	1.1
Share units	0.6	0.5
Shares outstanding and issuable	18.7	19.1

The basic weighted average number of shares outstanding in 2011 was 17.5 million, which is consistent with the prior year as the rise in the Company’s share price in the last year has limited purchases under the normal course issuer bid program. The diluted weighted average number of shares outstanding in 2011 was 18.2 million and was comparable to 2010.

The Company has established an independent trust to purchase shares of the Company on the open market to resource share unit plan obligations.  For the year ended December 31, 2011, there were 175,000 shares acquired by the trust at an average cost per share of $8.85. (2010 – 204,300 at an average cost per share of $6.91). As at December 31, 2011, the trust held 579,951 shares representing approximately 100% of stock unit plan obligations outstanding (December 31, 2010 – 450,732 shares representing approximately 100% of stock unit plan obligations outstanding).

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

On December 21, 2010, the Company announced the renewal of its NCIB to purchase for cancellation, through the facilities of NASDAQ, up to 850,000 common shares representing approximately 5% of its outstanding common shares. In 2011, the Company purchased 3,102 shares at a cost of $23 thousand ($7.56 per share). During 2010, the Company purchased 61,769 shares at a cost of $0.4 million ($6.62 per share) under its NCIB.  On December 20, 2011, the Company announced the renewal of the NCIB, effective January 3, 2012, to purchase up to 850,000 common shares representing approximately 5% of its outstanding common shares. Shares may be purchased up to December 31, 2012.

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

Allowance for Doubtful Accounts

The Company extends credit to customers and other parties in the normal course of business. Management regularly reviews outstanding accounts receivable and provides for estimated losses through an allowance for doubtful accounts. In evaluating the level of the established allowance, management makes judgments regarding a party’s ability to make required payments, economic events and other factors.  As the financial condition of a party changes, circumstances develop or additional information becomes available, adjustments to the allowance for doubtful accounts may be required.  As at December 31, 2011 and 2010, the allowance for doubtful accounts was $1.6 million and $1.9 million, respectively.

Inventory Reserves

The Company has significant investments in inventory to service its customers.  On a routine basis, the Company uses judgment in determining the level of write-downs required to record inventory at the lower of average cost or net realizable value. Management’s estimates are primarily influenced by market activity levels. Changes in these or other factors may result in a write-down in the carrying value of inventory. As at December 31, 2011 and December 31, 2010, the Company had recorded net realizable value reserves for inventory of $4.6 million and $5.0 million, respectively.

Goodwill

The Company has acquired certain operations which have resulted in the recording of $20.6 million of goodwill on the balance sheets as at December 31, 2011 and 2010. In accordance with IFRS, the Company is required to perform an annual goodwill impairment evaluation. The Company evaluates goodwill impairment as at November 30 at the consolidated level as it operates through a single operating segment and cash generating unit. The impairment evaluation involves comparing the estimated fair value of the Company’s business to its carrying amount to determine if a write-down to fair value is required. Fair value is estimated using future cash flow projections, discounted to their present value. Future cash flows are based on various assumptions and judgments including actual performance of the business, management’s estimates of future performance of the business, indicators of future oil and gas industry activity levels including future commodity price forecasts. Present value discount rate assumptions use an estimate of the Company’s weighted average cost of capital, based on the average five-year historic volatility of public energy service company share prices and benchmark interest rates. The pre tax discount rate ranges from 17% to 20%. Changes in such estimates or the application of alternative assumptions could produce significantly different results. As at December 31, 2011, the estimated fair value of the Company’s business would approximate its carrying amount if the after tax discount rate were to increase from 12% to 18%, or the assumed growth rate was reduced from a positive 2% to a negative 7%. See “Business Outlook” for discussion of industry conditions.

Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are recognized for differences between the book value and tax value of the net assets of the Company. In providing for deferred taxes, management considers current tax regulations, estimates of future taxable income and available tax planning strategies. If tax regulations, operating results or the ability to implement tax planning strategies vary, adjustments to the carrying value of future tax assets and liabilities may be required. See Note 12 to the consolidated financial statements for the significant components of the deferred income tax assets and liabilities, and a reconciliation of the Company’s income tax provision.

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

Fluctuations in the overall profitability of the oil and gas industry can affect the demand for CE Franklin’s products and services and, therefore, CE Franklin’s revenues, cash flows and profitability.  CE Franklin’s operations are materially dependent upon the level of activity in oil and gas exploration, development and production in Western Canada.  Both short-term and long-term trends in oil and gas prices affect activity levels of such activity.  Other factors that can impact the level of drilling, exploration and production and oil sands project activity and the overall profitability of the oil and gas industry include:

•	relatively minor changes in, or threats to, the worldwide supply of and demand for oil and natural gas;

•	the ability of the members of the Organization of Petroleum Exporting Countries (“OPEC”) to maintain price stability through voluntary production limits;

•	the level of oil production by non-OPEC countries;

•	The level of North American gas production and liquefied natural gas imports, relative to North American demand for gas;

•	the movement of the Canadian dollar relative to its U.S. counterpart (crude oil and natural gas exports are generally traded in U.S. dollars);

•	general economic and political conditions in North America and worldwide;

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

•	the ability of new brokers and distributors to enter the market;

•	price competition among existing brokers and distributors;

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

Governmental regulations impacting the oil and gas industry can affect the demand for CE Franklin’s products and services and therefore CE Franklin’s revenues cash flows and profitability. The oil and gas industry in Canada is highly regulated and changes in those regulations or policies can significantly impact industry activity levels. Regulations directly impact:

•	the availability of new leases and concessions;

•	export controls;

•	carbon taxes and/or regulatory emission reduction target;

•	other environmental protection measures;

•	changes in royalty rates, taxation, price controls and availability of product transportation and refining capacity.

CE Franklin believes that severely restrictive changes in regulations regarding the oil and gas industry would depress the level of exploration and production activity. These would likely result in a corresponding decline in the demand for CE Franklin’s products and services and could have a material adverse effect on CE Franklin’s revenues, cash flows and profitability. There can be no assurance as to the future level of demand for CE Franklin’s products and services or future conditions in the oil and gas and oilfield supply industries.

A substantial portion of the Company’s revenues depend on written customer contracts that are cancelable at any time, or are based on verbal agreements.  The key factors which will determine whether a customer will continue to use the Company are pricing, service quality and availability, strategically located service centers and technical knowledge and experience.  There can be no assurance that the Company’s relationships with its customers will continue, and a significant reduction or total loss of business from these customers, if not offset by increased sales to new or existing customers, could have a material adverse effect on the Company’s net income or cash flow from operations.

The loss of CE Franklin’s major suppliers could adversely affect the Company’s revenues and gross profit.  A portion of CE Franklin’s business are sales where product is obtained from one supplier.  In the event the Company is unable to source products from its existing suppliers, then CE Franklin would need to search for alternate suppliers of these goods.  There can be no assurance that suitable alternate suppliers for such goods would be found.

Significant downtime at the Company’s centralized Distribution Centre located in Edmonton, Alberta could materially impact net income and cash flow from operations.  The Company operates a hub and spoke distribution model with the Distribution Centre strategically located within reasonable proximity to a majority of its vendors.  The Distribution Centre acts as a supply hub for its 39 branches.  Significant downtime at this facility could impact the Company’s gross profit margins, net income and cash flow from operations.

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

The Company relies on its revolving bank term loan to finance its ongoing net working capital and other funding requirements.  CE Franklin has a $60 million borrowing facility that matures in July 2014.  While management believes that this facility will be adequate to fund its working capital requirements, there can be no assurance that additional credit will become available if required, or that an appropriate amount of credit with comparable terms and conditions will become available when the facility matures.  The revolving bank term loan contains restrictive covenants which if breached by the Company, could result in a default or an event of default that could allow the lender to discontinue lending or to declare all borrowings outstanding there under to be due and payable.

The Company relies on its information systems to conduct business, and failure to protect these systems against security breaches could adversely affect the Company’s business and results of operations.  Additionally, if these systems fail or become unavailable for any significant period of time, the Company’s business could be harmed.  The efficient operation of the Company is dependent on computer hardware and software systems.  Information systems are vulnerable to security breaches by computer hackers and cyber terrorists.  Management relies on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on corporate information systems.  However, these measures and technology may not adequately prevent security breaches.  In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt business and could result in decreased performance and increased operation costs, causing the Company’s business and results of operations to suffer.  Any significant interruption of failure of the Company’s information systems or any significant breach of security could adversely affect the Company’s business and results of operations.

If the Company is unable to successfully address potential material weakness in its internal controls, its ability to report its financial results on a timely and accurate basis and to comply with disclosure and other requirements may be adversely affected.  The Company has complied with Section 404 of the Sarbanes-Oxley Act of 2002, and is therefore required to make an assessment of the effectiveness of its internal controls over financial reporting for that purpose. A material weakness is defined as a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

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

FORWARD LOOKING STATEMENTS

The information in this MD&A contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and within the meaning of Canadian securities law.  All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that CE Franklin plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements.  These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events.  When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this MD&A, including those under the caption “Risk factors”.

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

•	forecasted oil and gas industry activity levels in 2012 and beyond;

•	planned capital expenditures and working capital and availability of capital resources to fund capital expenditures and working capital;

•	the Company’s future financial condition or results of operations and future revenues and expenses;

•	the Company’s business strategy and other plans and objectives for future operations;

•	fluctuations in worldwide prices and demand for oil and gas; and

•	fluctuations in the demand for the Company’s products and services.

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

Over the transition period the Company assessed the differences between Canadian GAAP and IFRS. A risk based approach was used to identify possibly significant differences based on possible financial impact and complexity. As described in Note 4 to the condensed interim consolidated financial statements no material differences were identified. As such there are no reconciling items that materially changed the reporting requirements upon the transition from Canadian GAAP to IFRS.  Similarly, no significant information system changes were required in order to adopt IFRS.

IFRS 1 allows first time adopters of IFRS to take advantage of a number of voluntary exemptions from the general principal of retroactive restatement. In adopting IFRS, the Company did take advantage of the following voluntary exemptions under IFRS 1.

Business Combinations

The Company has not applied IFRS 3, the Business Combinations standard to acquisitions of subsidiaries that occurred before January 1, 2010, the Company’s transition date to IFRS. As such there is no retrospective change in accounting for business combinations. The Company used this exemption to simplify its IFRS conversion plan and improve comparability between its Canadian GAAP statements and its IFRS statements.

Borrowing Costs

IAS 23 requires that borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) be capitalized as part of the cost of that asset. The option of immediately expensing those borrowing costs has been removed. The Company has elected to account for such transactions on a go forward basis, and as such there is no retrospective change in accounting for borrowing standards. The Company used this exemption to simplify its IFRS conversion plan and improve comparability between its Canadian GAAP statements and its IFRS statements.

Stock Options

The Company has assessed and quantified the difference in accounting for stock based compensation under IFRS compared to Canadian GAAP and has deemed the difference to be immaterial. The Company has elected to not apply IFRS 2 to share based payments granted and fully vested before the Company’s date of transition to IFRS.  The Company used this exemption to simplify its IFRS conversion plan and improve comparability between its Canadian GAAP statements and its IFRS statements.

As part of the transition to IFRS the Company established that the carrying value of its property and equipment were substantially equivalent between IFRS and Canadian GAAP and therefore the Company has continued to carry its property and equipment at the historic costs model as was used under Canadian GAAP in these statements.

RECENT ACCOUNTING PRONOUNCEMENTS

Unless otherwise noted, the following revised standards and amendments are effective for annual periods beginning on or after January 1, 2013 with earlier application permitted. The Company has not yet assessed the impact of these standards and amendments or determined whether it will early adopt them.

(i) IFRS 9, Financial Instruments (effective for annual periods beginning on or after January 1, 2015), was issued in November 2009 and addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent that they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely. Requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income.

(ii) IFRS 10, Consolidated Financial Statements, requires an entity to consolidate an investee when it has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12, Consolidation—Special Purpose Entities and parts of IAS 27, Consolidated and Separate Financial Statements.

(iii) IFRS 11, Joint Arrangements, requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities—Non-monetary Contributions by Venturers.

(iv) IFRS 13, Fair Value Measurement, is a comprehensive standard for fair value measurement and disclosure for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and does not always reflect a clear measurement basis or consistent disclosures.

(v) There have been amendments to existing standards, including IAS 27, Separate Financial Statements (IAS 27), and IAS 28, Investments in Associates and Joint Ventures (IAS 28). IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 – 12.

(vi) IAS 12, Income Taxes, was amended to introduce an exception to the existing principle for the measurement of deferred tax assets or liabilities arising on investment property measured at fair value. As a result of the amendment, there is a rebuttable presumption that the carrying amount of the investment property will be recovered through sale when considering the expected manner or recovery or settlement. SIC 21, Income Taxes - Recovery of Revalued Non-Depreciable Assets, will no longer apply to investment properties carried at fair value. The amendment also incorporates into IAS 12 the remaining guidance previously contained in SIC 21, which is withdrawn. The amendment is effective for annual periods beginning on or after July 1, 2012 with earlier application permitted.

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

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2011. In making this assessment, it used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the Company’s assessment, management has concluded that as of December 31, 2011, CE Franklin's internal control over financial reporting is effective based on those criteria.

Our independent registered public accounting firm, PricewaterhouseCoopers LLP, audited the effectiveness of the Company's internal control over financial reporting as at December 31, 2011, as stated in its attestation report, which is included on pages 64 and 65 of this Annual Report on Form 20-F.

There were no changes to the Company’s internal control over financial reporting that occurred during 2011 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

OTHER ITEMS

Additional information relating to the Company, including its Form 20-F, is available under the Company’s profile on SEDAR at www.sedar.com and at www.cefranklin.com.

C.	Research and Development, Patents and Licenses, etc.

Not applicable.

D.	Trend Information

See Item 4B and Item 5A.

E.	Off-balance Sheet Arrangements

The Company has not engaged in off-balance sheet financing arrangements through special purpose entities.

F.	Tabular Disclosure of Contractual Obligations

Information for this item is set forth under “Contractual Obligations” under Item 5.

G.	Safe Harbor

Forward Looking Statements

Information for this item is set forth under “Forward Looking Statements” under Item 5.

Item 6:                               Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth certain information about the Company’s directors and leadership team, as of February 2, 2012:

Name and Municipality of Residence	Age	Position with CE Franklin
Michael S. West	49	President, Chief Executive
Calgary, Alberta, Canada		Officer and Director

Derren J. Newell	43	Vice President and
Calgary, Alberta, Canada		Chief Financial Officer

Merv G. Day	61	Senior Vice President,
Calgary, Alberta , Canada		Business Development

James E. Baumgartner	57	Vice President, Commercial Strategies
Edmonton, Alberta, Canada

Ronald L. Koper	53	Vice President,
Calgary, Alberta, Canada		Business Effectiveness

Timothy M. Ritchie	41	Vice President, Strategic Execution
Calgary, Alberta, Canada

Barry Schellenberg	43	Vice President, Supply Chain
Calgary, Alberta, Canada

Roderick H. Tatham	53	Vice President, Operations
Calgary, Alberta, Canada

Michael J.C. Hogan (1) (2) (4)	55	Director
Calgary, Alberta, Canada

John J. Kennedy (2) (4)	59	Director
Houston, Texas, United States

Robert McClinton (1) (3)	62	Chairman and Director
Calgary, Alberta , Canada

Dharmesh Prasad (1) (4)	48	Director
Sugar Land, Texas, United States

Bradley J. Thomson (2) (3)	55	Director
Calgary, Alberta, Canada

Keith S. Turnbull (3) (4)	62	Director
Calgary, Alberta, Canada

Notes:

1)	Member of Corporate Governance and Nominating Committee.
2)	Member of Compensation Committee.
3)	Member of Audit Committee.
4)	Member of Quality, Health, Safety and Environment.

The directors are elected annually at the Company’s annual general meeting.  The 2011 annual general meeting will be held on April 26, 2012 (the “Meeting”).  The following is a summary of the background of each director and member of the Company’s leadership team.

Michael S. West

Mr. West is President and Chief Executive Officer of CE Franklin. He was appointed President and Chief Executive Officer and to CE Franklin's Board of Directors in January 2002.  Mr. West has held executive positions in the oilfield supply and distribution business for 15 years. Prior to joining the oil and gas sector in 1996, he worked for 11 years in various capacities in the automotive aftermarkets industry.

Derren J. Newell

Mr. Newell is Vice President and Chief Financial Officer of CE Franklin and was appointed in June 2011.  Prior to joining CE Franklin, Mr. Newell was the Vice President Finance and Chief Financial Officer of a group of wind power companies. He has over 15 years experience in the distribution, oil and gas and energy industries. Mr. Newell was Vice President and Chief Financial Officer of EarthFirst Canada Inc. (“EarthFirst”) on November 4, 2008 when EarthFirst filed for and was granted an order from the Court of Queen’s Bench of Alberta pursuant to the Companies Creditors Agreement Act (Canada).  On March 2, 2010, EarthFirst completed a plan of arrangement when it amalgamated with Maxim Power Corp. after selling substantially all of its assets.

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

Timothy M. Ritchie

Mr. Ritchie is Vice President, Strategic Execution.  He began his career with Franklin Supply in the field over 15 years ago and has progressively taken on roles that are more senior for the Company.  Mr. Ritchie graduated from the University of Lethbridge with a Bachelor of Arts in 1993 and in 2000 earned his MBA from the University of Calgary.

Barry Schellenberg

Mr. Schellenberg is Vice President, Supply Chain and has been with CE Franklin since 2009.  Since joining CE Franklin, Mr. Schellenberg has taken on roles of progressive responsibility including Regional Operations and Director of Strategic Execution.  Prior to joining CE Franklin, Mr. Schellenberg was Vice President at DHL and has held senior management positions with United Parcel Services.  He has over 20 years of progressive experience in logistics and distribution.

Roderick H. Tatham

Mr. Tatham is Vice President, Operations.  He is responsible and accountable for overall operational performance. Prior to joining CE Franklin in 2002, he worked in various management capacities including Business Process & Design, Quality, Branch Management and Materials Management.

Robert McClinton

Mr. McClinton was elected to the Board in 2006, and appointed Chairman in 2008. Robert McClinton, a Chartered Accountant, has been an independent business consultant since April 2005. From September 2007 to October 2008, he served as Chief Financial Officer of CEP International Petroleum Ltd., a private company. Mr. McClinton was a major shareholder and President & CEO of BMP Energy Systems (“BMP”) from 1992 to 2005, when BMP was sold to a public company. During the 10 years prior to joining BMP, Mr. McClinton served as director and senior financial officer of Canadian Turbo Inc. He began his career in 1969 with Deloitte & Touche in Northern Ireland, where he obtained his Chartered Accountant designation before immigrating to Canada in 1974. Mr. McClinton is a member of the Alberta and Canadian Institute of Chartered Accountants and the Institute of Corporate Directors (“ICD”).

Michael J.C. Hogan

Mr. Hogan was appointed to the Board in 2006.  Michael Hogan has been a business consultant since 1998.  He is a Professional Engineer and a 30 year veteran of the electric power industry. Mr. Hogan is President and CEO of Enact Power Ltd., which provides business development support to companies pursuing electric power investment in Canada and internationally. From 1995 to 1998, Mr. Hogan was President and CEO of SaskPower Commercial Inc., the international development arm of SaskPower. He is a member of the Association of Professional Engineers, Geologists, and Geophysicists of Alberta (APEGGA) and ICD. Mr. Hogan has also completed the Director Education Program and holds the ICD.D designation.

John J. Kennedy

Mr. Kennedy was appointed to the Board in 1999.  John Kennedy is President of Wilson Supply, a distribution unit of Schlumberger.  Previously, he was Senior Vice-President and CFO of Smith International, the prior parent of Wilson. He has worked in the energy industry for over 30 years in various executive and management positions. Mr. Kennedy is a member of several professional bodies in both the United Kingdom and United States, including the Energy Institute, the Association of Corporate Treasurers, the ICD, and is a member of the board of directors of the Petroleum Equipment Supplier Association.

Dharmesh Prased

Mr. Prasad is the Global Materials Manager for Schlumberger. In this role he is responsible for advising on the strategic and tactical direction for inventory management and distribution and consolidation and optimization of warehouses across the company. Previously, he was the Marketing Strategist for the Reservoir Production Group from January 2008 to December 2010, a role in which he worked on Mergers and Acquisitions. Mr. Prasad has held various Operations Management, Marketing and Technology, and HR Management roles since he joined Schlumberger as a Field Engineer in 1986. He has worked in 10 different countries. In Canada, he is a member of the ICD.

Bradley J. Thomson

Mr. Thomson was appointed to the Board on April 6, 2010.  Mr. Thomson has been a business consultant since April 2009. He is a Chartered Accountant with over 25 years of diverse experience as a senior executive and corporate director in the energy services industry, including natural gas marketing, trading and transportation, oilfield services, and electricity generation, transmission and telecommunications. From 2004 to 2009 (and from 1994 to 1998), he was a member of the senior executive team of TransCanada Corporation. Mr. Thomson also held senior positions with Northridge Canada Inc. and KPMG LLP ("KPMG"). He is a member of the Alberta and Canadian Institute of Chartered Accountants and ICD.  Mr. Thomson has also completed the Director Education Program and holds the ICD.D designation.

Keith S. Turnbull

Mr. Turnbull was appointed to the Board on April 6, 2010.  Mr. Turnbull is a Chartered Accountant and business consultant since his retirement as a Partner from KPMG on December 31, 2009, after nearly 30 years of service. Mr. Turnbull has extensive experience in all aspects of public company accounting and finance matters, including serving as Office Managing Partner at KPMG's Calgary office, where he was responsible for the strategic direction and growth of the Calgary practice, as well its audit, tax and advisory business. Mr. Turnbull is a member of the Alberta and Canadian Institute of Chartered Accountants and the ICD.

B.	Compensation

Compensation Principles and Objectives

The objectives of the Company's compensation programs are to (a) align the executives' interests with those of Shareholders; (b) provide market based compensation that is sufficient to attract, retain and reward a high calibre management team; (c) maintain ability to attract experienced directors; (d) provide the opportunity to earn total compensation that is commensurately above or below average when the Company’s performance varies from expectations; and (e) generate company-wide collaboration and superior performance results.

Compensation Program Design

The Company utilizes a "pay-for-performance" approach to compensation. Actual rewards are directly linked to the business goals and results of the Company. These include financial and non-financial performance measures which are aligned with Shareholder interests.

Named Executive Officers

The following is a discussion of the compensation arrangements for the President and CEO, the Vice-President  and CFO (past and present) and the other three most highly compensated executive officers of CE Franklin (each a “Named Executive Officer” or a “NEO” and collectively the “Named Executive Officers” or “NEOs”). For the period ended December 31, 2011, the Company had the following six NEOs:

Michael S. West	President and CEO
Derren Newell	Vice-President and CFO
W. Mark Schweitzer	Past Vice-President and CFO
Merv Day	Senior Vice-President, Business Development
James E. Baumgartner	Vice-President, Commercial Strategies
Timothy M. Ritchie	Vice-President, Strategic Execution

Executive Compensation Plan Elements

All elements of the Company’s compensation plan are intended to attract, retain and align executive performance with Shareholders' interests and to meet CE Franklin’s compensation principles and objectives, as stated above.  The compensation plan is composed of:

➢	base salary and benefits;
➢	short-term cash bonus plan; and
➢	mid-term and long-term incentive plans.

Mid and long-term incentive plans are comprised of share-based compensation, thereby directly aligning executive interests with those of Shareholders.

The Company provides a significant proportion of pay at risk through short-term cash bonus and medium and long-term incentives. The actual compensation mix varies by executive level. Generally, the higher the level of responsibility, the greater the proportion of total target compensation that is variable or at risk.

For 2011, approximate target compensation components for the executive officers consisted of:

	Fixed Compensation	Variable or “At Risk” Compensation
		Short-Term	Medium and Long-	Total Pay
Position	Base Salary	Cash Bonus	Term Incentives	At-Risk
CEO	30%	25%	45%	70%
Vice President and CFO	40%	25%	35%	60%
Other NEOs	45-55%	20%	25-35%	45-55%

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

The peer group is comprised of Canadian industrial suppliers, Calgary-based organizations of comparable size and region-specific retailers in local and national markets. This data is augmented, as required, with survey and/or proxy data from other public, comparably sized organizations in the oil and gas industry for executive positions.  Compensation data from CE Franklin’s direct competitors is not publicly available. As part of the bi-annual executive total compensation analysis conducted in the fall of 2010, the Company’s executive peer group, as recommended by Mercer, included 14 companies:

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

The CEO annually assesses the individual performance and development of each executive officer and recommends the appropriate compensation target levels for each individual. Total compensation target levels for the coming year are established based on:

➢	individual performance and contribution;
➢	strategic value to the Company’s future plans and compensation history; and
➢	relative level of total compensation compared to marketplace.

The Compensation Committee reviews these recommendations and recommends to the Board the approval of the total compensation package for the NEOs. For the CEO, the Compensation Committee receives and reviews the results of the performance assessment established by the Corporate Governance and Nominating Committee and supported by the Board. The Compensation Committee then recommends to the Board for their review, discussion and approval, the compensation package payable to the CEO. For 2011, the CEO performance was assessed against the following financial and operational targets and key objectives:

Financial/Operational Targets	earnings per share (“EPS”), accounts receivable and inventory efficiency, return on net assets (“RONA”)(1) and safety measures, based on annual business plan, budget and safety reports.
Key Objectives	on progress made with respect to strategic initiatives, as established by the five year strategic plan.
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

Elements of 2011 Executive Compensation

During 2011, the Company's compensation arrangements for senior executives, including the NEOs consisted of a combination of (a) base salary, (b) short-term incentives (cash bonus), and (c) mid-term and long-term incentives.

Base Salaries

The Company pays base salary in order to provide a fixed level of income to its executives. Base salaries are reviewed annually. Actual salary levels reflect general market conditions, peer group base compensation generally targeted at the median, level of responsibility, experience, expertise and accountability within the Company, as well as subjective factors such as the executive’s performance in a variety of areas, including leadership, commitment and ability to motivate others. Base salaries are also compared to other employees and senior executives to assess internal equity. In early 2009, salaries were re-instated to levels prior to the roll back taken in January of 2008 in support of the Company’s business plan (each senior executive had volunteered to take a $10,000 base salary roll back and $30,000 for the CEO, to reduce operating expenses and retain staff in light of the challenging industry demand profile, then anticipated to prevail for 2008). In April of 2009, to mitigate the effects of the economic downturn, CE Franklin established a furlough program, requiring all employees, including the NEO’s, to take one day off per month without pay. The furlough program created employee cost consciousness, saved labour costs and united the Cmpany in its effort to preserve jobs and maintain customer service. The impact of the furlough program on the 2009 base salaries for the NEO’s resulted in a reduction of approximately 3.8%. The furlough program was completed in April 2010. Other than for merit increases, base salaries remained frozen for 2010, in response to the challenging economic environment. Based on market data, overall 2011 compensation levels, including base salary levels for NEOs remained unchanged, other than for changes in positions or increased responsibilities.

Perquisites and Personal Benefits: Benefit plans provided by the Company include group life, health and medical, pension (RRSP) contributions and other benefits that are available to all salaried employees to support their health and well-being. These plans are reviewed periodically to ensure that they continue to meet the needs of the Company’s employees and that benefits remain competitive.  Perquisites are applied according to business need and marketplace comparison of job class compensation plan matching, provided they are cost effective and assist employees in carrying out their duties effectively.

Short-Term Cash Bonus Plan

Since 2005, EPS, inventory turns and accounts receivable days sales outstanding (“DSO”) have been the central measures used to determine payouts under the Short-Term Cash Bonus Plan (“STIP”) for the executive officers. Safety and other measures have periodically been included to achieve specific results. For 2011, an individual key performance indicator (“KPI”) measure has been added for senior executives to increase emphasis on accountability for work plan results. All of the measures are central to the STIP, as they are critical measures which indicate CE Franklin’s performance.

For 2011, the following STIP measures and weightings were established:

40% linked to EPS performance
➢	25% linked to individual KPI performance
➢	15% linked to inventory turn(1) performance
➢	10% linked to DSO(1) performance
➢	10% linked to Safety performance

Note:
(1)
Inventory turns are calculated using cost of goods sold for the quarter on an annualized basis compared to the period end inventory balance.  DSO is calculated using average sales per day for the quarter compared to the period end accounts receivable balance.

STIP payouts for all measures were capped at two times target STIP percentage of salary for each NEO (subject to an overall maximum STI payout for all employees of 20% of before-tax profit). The target EPS for 2011 at $0.61 was at budget and a graduated payout band of plus or minus 30% of target was established. Individual KPIs can be qualitative and quantitative in nature. KPIs are based on a detailed work plan for each NEO. For DSO and inventory turns, the graduated payout band was set at plus or minus 10% of budget. Safety performance was based 50% on total reportable injury rate (“TRIR”) and 50% on driver fault vehicle accident measurements.

The Company’s basic EPS for 2011 at $0.82 was 34% above the 2011 target of $0.61.  The average individual KPI performance rating for the NEOs was 96%.  Inventory turn target of 5.8 corporate-wide turns was not met at 4.3 turns. DSO performance at 53.9 did not meet the target of 51 days.  The annual safety performance target of TRIR ≤ 0.9 was not met at 2.5 and annual driver fault vehicle accident rate of ≤ 6 was met at 6.

The 2011 STIP payout for each NEO paid in February of 2012 was based on this program. The payout compared to target for NEOs was approximately 102%. (See "Summary Compensation Table"). The NEOs continue to be eligible for the STIP program, which is reviewed by the Compensation Committee on an annual basis with targets established based on the Company’s annual operating objectives and business plans.

Mid-term and Long-term Incentives: Option-based and Share-based Awards

In late 2008, the option and share-based plans were redeveloped by management with the assistance of Mercer, based on the recommendations of the Compensation Committee and approved by the Board of Directors in January, 2009.  The Company’s mid and long-term incentive plans ("LTIP") are comprised of (a) stock options ("Options"), (b) restricted share unit ("RSU") awards, and (c) performance share unit (“PSU”) awards which are focused on medium and long-term performance, retention and alignment of executive’s interests with those of the Shareholders.

Annual option and share-based target awards for each executive, including the NEOs (other than for the CEO) are established by the CEO based on (a) principles of external competitiveness, (b) strategic contribution (the executive’s performance) in the prior year, and (c) recognition of future potential.  Target awards are reviewed and recommended to the Board for approval by the Compensation Committee. The CEO’s option and share-based awards are determined by the Compensation Committee after consideration of the performance evaluation report received from the Corporate Governance and Nominating Committee. Neither the CEO nor the Compensation Committee consider the amounts of previous grants. The Compensation Committee further considers, among such other factors as they may deem relevant, the Company’s performance, Shareholder returns, and the value of similar incentive awards to CEOs at comparable companies.

Option-based Awards

No Options have been granted since 2008 and the Option Plan was temporarily suspended, due to extremely volatile market conditions, with the Company’s stock trading below the book value of its assets, making the valuation of Options difficult. The Option Plan is being maintained and the merits of granting options as part of the LTIP is being considered by the Compensation Committee on an annual basis. The LTIP portion for the years 2009, 2010 and 2011 consisted of RSU awards, governed by the terms of the Company's Share Unit Plan. See “Share-based Awards” below.

In January 2009, the Option Plan was amended by (a) revising the maximum number of Common Shares reserved for issuance under the Option Plan to 10% of the issued and outstanding Common Shares, independent of shares reserved for issuance under any other compensation arrangement; and (b) including a provision for the granting of an election to Option Plan participants to have the Company settle their vested options in return for cash or shares (collectively, the “2009 Amendments”).  The 2009 Amendments were approved by Shareholders on April 28, 2009 together with all unallocated options under the Option Plan until April 28, 2012.

In December 2010, the practice of providing an election to Option Plan participants to have the Company settle their vested options in return for cash was stopped, and the Option Plan was amended by adding provisions that provide for withholding of income tax owing on option exercise, in response to certain provisions contained in the Federal Government’s 2010 budget (the “2010 Amendments”).

Option Plan Summary:  The Option Plan was established on September 14, 1993 and was amended on November 21, 1994, October 24, 1995, September 10, 1996, February 12, 1998, April 30, 1998, May 1, 2001, May 3, 2005, May 2, 2007, July 24, 2008, January 29, 2009 and December 14, 2010. The 2009 and 2010 Amendments are described above. The Option Plan provides that the Board may grant Options, subject to the terms of the Option Plan, to employees, officers or directors of the Company and its subsidiaries and to officers or employees of affiliates (as defined in the Business Corporation Act (Alberta)) with whom the Company conducts business (collectively, the "Eligible Participants").  Under the terms of the Option Plan:

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

5.
vesting of Options may be accelerated at the discretion of the Board of Directors; in the event that an optionholder ceases to be an Eligible Participant such Options shall cease and terminate on the sixtieth day following the date that such optionholder ceased to be an Eligible Participant, unless otherwise determined by the Board with respect to any particular optionee (and unless the termination was for cause, in which case the Board of Directors may determine that such Options shall terminate immediately), and in the event of the death of a holder of Options, such Options shall be exercisable until the earlier of six months following the death of the holder and the expiry of such Options, and in the event of a sale of the Company or all or substantially all of its assets or the liquidation or dissolution or merger, amalgamation, consolidation or absorption with or into any other corporation or if any person, firm corporation of related or affiliated persons, firm, or corporation make a general offer to any or all of the Shareholders of the Company to acquire more than 50% of all of the outstanding Common Shares of the Company then the Board of Directors may provide for early exercise or termination or other adjustments of the Options;

6.	the aggregate number of Common Shares that may be reserved for issuance under the Option Plan must not exceed 10% of the number of Common Shares, on a non-diluted basis, outstanding at that time;

7.	the maximum percentage of securities under the Option Plan available to insiders is 10%;

8.	Options are not transferable or assignable except under limited circumstances; and

9.
the Board has the right to amend or discontinue the terms and conditions of the Option Plan subject to the prior consent of any applicable regulatory bodies, including the TSX.  Under the Option Plan, the Board has the ability to make amendments to the Option Plan or a specific option grant without further approval of Shareholders to the extent that such amendments cure an ambiguity, error or omission; are necessary to comply with applicable laws or requirements; are in respect of administrative or eligibility matters; change the terms of the Options including a change in pricing (other than to insiders) and vesting provisions; change termination provisions (so long as the change does not entail an extension beyond the original expiry date); or are amendments of a housekeeping nature.

Share-based Awards

In January 2009, the Company established a medium-term incentive program ("MTI"), consisting of PSU awards, valued at a target percentage of total compensation within market ranges for similar positions, earned through a first year corporate performance measure and time vested over a period of three years from the date of grant. The MTI was first implemented for 2009 and has been created to focus and reward senior executives for multi-year goals and objectives within a one to three year time horizon.  These objectives are not always well served by annual cash flow and earnings measures and are expected to produce results faster than long-term objectives (three to seven year time horizons).

The total number of PSUs granted is established one year following the declaration of the target unit award amount by multiplying the target unit award amount by a performance multiplier. PSU target units were awarded on February 2, 2011.  The 2011 performance measure, approved by the Board on February 2, 2011, consists of RONA targets, based on historical analysis of the Company’s RONA performance.

For 2011, the following MTI payout ranges were established:

Less than	7.8%	- no payout
Threshold	7.8%	-.25 times targeted payout
Target	11.9%	- 1 times targeted payout
Cap	30%	- 2 times targeted payout

On February 2, 2012, the Board approved the 2011 performance multiplier of 104%, based on the 2011 RONA performance. Accordingly, PSUs earned for 2011 were granted on February 2, 2012, by multiplying the target unit awards set on February 2, 2011 by the 2011 performance multiplier.

To replace the Options typically awarded as part of the LTIP program, the Company granted PSUs and RSUs for 2011. The PSUs and RSUs were granted pursuant to the terms of the Share Unit Plan. See “Share Unit Plan Summary” below. For 2011 RSU and PSU awards to each NEO, see “Summary Compensation Table”.

Share Unit Plan Summary: RSUs and PSUs entitle the holder thereof to receive, upon exercise by the holder, but at the election of the Company:  (i) a number of Common Shares equal to the number of mature RSUs or PSUs then held; or (ii) a payment from the Company equal to the closing price per Common Share of a stock exchange on which the Common Shares are then listed for trading for each mature RSU or PSU then held.  Pursuant to the Share Unit Plan, the number of RSUs and PSUs that may be issued in any given year is subject to certain restrictions. The number of RSUs and PSUs granted is to be determined at the discretion of the Board of Directors at the time of the granting of the RSUs and PSUs, as is the term and vesting policies.  There may not be issued any RSUs or PSUs exceeding 10% of the outstanding issue from time to time and no one eligible RSU or PSU recipient can receive RSUs and/or PSUs entitling the eligible recipient to acquire more than 5% of the total Common Shares by way of the granting of RSUs and/or PSUs.  There may not be issued to any one insider and such insider's associates, within a one-year period, a number of RSUs and/or PSUs of the Company exceeding 5% of the issued and outstanding Common Shares.

RSU awards are issued and PSU target unit awards are set at the market price of the Common Shares, whereby the market price is based on the weighted average trading price of the Common Shares on the TSX on that date and the nine trading days immediately preceding the date of approval of such awards by the Board (the “Fair Market Value”). Using the market price of the Common Shares as the Fair Market Value of the RSU awards and PSU target awards is considered as an effective way to determine Fair Market Value, as this is the price at which Common Shares could be sold.

All RSUs and PSUs awarded to date vest over a three year period (33.3 percent each at the end of the first, second and third anniversary following the award date). Vested RSUs and PSUs may be exercised at any time by providing the requisite notice to the Company up to December 31st in the year that is three years after the date of the award.

To date, the Company has funded all RSU and PSU exercises with Common Shares purchased in the open market.  It is the Company's intention to continue to fund future RSU and PSU exercises through open-market purchases of Common Shares.

Risk Assessment and Oversight

As stated in its Terms of Reference, the Board of CE Franklin and its committees have the responsibility to understand the principal risks of the business in which the Company is engaged, to achieve a proper balance between risks incurred and the potential return to Shareholders, and to ensure that there are systems in place which effectively monitor and manage those risks with a view to the long-term viability of the Company. Effective risk management is a key oversight responsibility and critical to CE Franklin’s success and the achievement of its business strategies and goals.

The Audit Committee assists the Board with oversight responsibilities relating to financial risk management and derivative positions, if any are used to manage the risks. The Audit Committee also monitors public disclosure and insurable risks. On a quarterly basis, the Audit Committee reviews with management and the external auditors their assessment of significant financial risks, including risks driven by the economic environment and credit risks, and the steps that management has taken to monitor and mitigate such risks. The results are reported to and reviewed by the Board at each regularly scheduled meeting together with reports from management on current and evolving operational and strategic risks.

The Quality, Health, Safety & Environment Committee assists the Board with oversight responsibilities relating to quality and customer service issues and environmental, health and safety risks, liabilities, policies, practices and procedures. Risks in these areas are closely monitored by this committee and reported to the Board. Changes to or new risk management policies are recommended to the Board, as appropriate.

The Compensation Committee assists the Board with oversight responsibilities relating to CE Franklin’s compensation policies and practices. Implications of the risks associated with the Company’s compensation policies and practices were discussed between the Compensation Committee and the Board. The Compensation Committee does not believe that CE Franklin’s compensation programs encourage its senior executives to take inappropriate or excessive risks.  Reasons for this assessment include the following:

▪
CE Franklin is a leading supplier of products and services to the energy industry with an industry leading distribution network. Compensation policies and practices are uniform throughout the organization and there are no significant differences in the compensation structure among senior executives.

▪
Overall compensation programs are market-based and aligned with the Company’s annual business plan and long-term strategies. Performance metrics used in determining compensation are consistent with and directly linked to the achievement of CE Franklin’s business goals.

▪	Compensation expense and incentive pools are linked to financial risk management processes and monitored on an ongoing basis.

▪	The compensation expense to executive officers is not a significant percentage of CE Franklin’s revenue.

▪
The compensation package for executive officers consists of fixed (base salary) and variable (annual bonus – STIP, MTI and LTIP) compensation, designed to balance the level of risk taking, while focusing on generating long-term and sustainable value for shareholders.

▪	RSUs and PSUs vest over a three-year period and generally represent 25-45% of total senior executive compensation which further mitigates any short-term risk taking potential.

▪	STIP payouts and RSU and PSU awards are capped based on a percentage of salary and subject to overall maximum thresholds.

▪	An executive who resigns or is terminated for cause will forfeit all STIP and unvested RSU/PSU payouts.

▪	Results of the annual performance assessments of senior executive goals and objectives are reviewed and considered. Discretion or judgement may be applied to performance measures, if necessary.

▪
CE Franklin’s Code of Business Conduct applies to all employees and requires that compliance with the law, honesty, integrity, and with the Mission Statement and Operating Values are not to be sacrificed in the name of profit or perceived self-interest.

Executive Hedging

Under CE Franklin’s Insider Trading Policy and based on legislation, all of the Company’s directors, officers, employees or consultants are prohibited from short-selling securities of CE Franklin where such person does not own or has not fully paid for the securities being sold. On December 13, 2011, the Insider Trading Policy was amended to include an explicit provision, prohibiting CE Franklin’s directors and officers from hedging equity-based compensation awards and securities held under share ownership requirements.

Performance Graph

The following graph compares the yearly change in the Company's cumulative total Shareholder return on its Common Shares as listed on the TSX based on an initial fixed investment of $100 with the cumulative return on S&P/TSX Composite Total Return Index (“S&P/TSX Composite”) and the S&P/TSX Oil and Gas Equipment and Services sub-index (“S&P/TSX O&G E&S”).

	Dec. 31/06	Dec. 31/07	Dec. 31/08	Dec. 31/09	Dec. 31/10	Dec. 31/11
CE Franklin	100	55.4	26.8	60.1	59.6	70.3
S&P/TSX Composite	100	109.8	73.6	99.4	116.9	106.7
S&P/TSX O&G E&S	100	106.9	66.9	95.2	120.4	109.8

The total compensation received by the NEOs over the periods reflected in the above Performance Graph, has generally tracked fluctuations in CE Franklin’s Shareholder return over such periods, as share-based awards form a significant portion of executive compensation. In this manner, as the Company’s share price increases or decreases, the value of share-based compensation awards fluctuate similarly. Additionally, the performance metrics used to determine STIP and PSU awards are aligned with CE Franklin’s business performance which, over time, are expected to have an impact on the value of the Company’s Common Shares.

SUMMARY COMPENSATION TABLE

The following table sets forth the compensation information for the NEOs for services rendered to the Company for the three years ended December 31, 2011.

					Non-Equity Incentive
					Plan Compensation
						Long-
			Share-	Option	Annual	Term
Name and			Based	-Based	Incentive	Incentive		All Other	Total
Principal		Salary(1)	Awards	Awards	Plans	Plans	Pension	Compensation	Compensation
Position	Year	($)	($)(2)	($)	($)(3)	($)	Value ($)	($)(4)	($)
Michael S. West(6)	2011	420,000	612,000	-	367,080	-	-	11,146	1,410,226
President and	2010	413,538	426,000	-	122,682	-	-	11,000	973,220
CEO	2009	405,000	402,000	-	140,000	-	-	10,496	957,496

Derren Newell (7)	2011	221,923	224,400	-	116,418	-	-	-	562,741
Vice-President	2010	48,615	40,000	-	4,820	-	-	-	93,435
and CFO(5)	2009	-	-	-	-	-	-	-	-

W. Mark	2011	150,000	-	-	-	-	-	7,500	157,500
Schweitzer	2010	295,385	284,000	-	65,723	-	-	14,769	659,877
Past Vice-
President and	2009	290,000	268,000	-	75,000	-	-	14,481	647,481
CFO(5)

Merv Day (8)	2011	225,000	153,000	-	103,995	-	-	11,250	493,245
Senior Vice-	2010	212,885	106,500	-	32,862	-	-	10,644	362,891
President
Business	2009	217,000	100,500	-	49,000	-	-	8,221	374,721
Development

James E.	2011	210,000	114,240	-	97,062	-	-	10,500	431,802
Baumgartner (9)	2010	206,769	75,250	-	30,671	-	-	10,388	323,088
Vice-President
Commercial	2009	203,000	70,350	-	48,000	-	-	10,137	331,487
Strategies

Timothy M.	2011	196,000	153,000	-	90,591	-	-	11,195	450,786
Ritchie (10)	2010	186,954	106,500	-	28,626	-	-	11,217	333,297
Vice-President
Strategic	2009	189,000	100,500	-	43,000	-	-	11,353	343,853
Execution

Notes:

(1)
The furlough program was completed in April 2010 and base salaries otherwise remained frozen for 2010. The 2009 salaries reflect the impact of (a) the early 2009 re-instatement of salaries to levels prior to the 2008 roll back and (b) the furlough program (See “Base Salaries”).

(2)
Includes CE Franklin’s RSU and PSU awards at a split of 50% RSUs and 50% PSUs at the date of grant. RSU awards were granted and PSU target awards set on February 2, 2011 at Fair Market Value of $8.43. PSU target awards were subsequently multiplied by a performance multiplier of 104%, based on actual 2011 RONA performance, to calculate the value of PSU awards earned for 2011 (For a description of the RSUs and PSUs, including the methodology used to calculate Fair Market Value of the RSU awards and PSU target awards, see “Share-based Awards”).

(3)	Annual incentive bonus amounts are disclosed in the year in which they are earned, not in the year in which they were paid.

(4)	Consists of employer contributions towards a group registered retirement pension and savings plan (See "Retirement Benefits").

(5)	Mr. Schweitzer ceased to hold and Mr. Newell was appointed to the position of Vice-President and CFO on June 8, 2011. Previously, Mr. Newell held the position of Financial Controller of the Company.

(6)	Mr. West currently holds 66,882 common shares.

(7)	Mr. Newell currently holds no common shares.

(8)	Mr. Day currently holds 39,400 common shares.

(9)	Mr. Baumgartner currently holds 615 common shares.

(10)	Mr. Ritchie currently holds 6,573 common shares.

INCENTIVE PLAN AWARDS

Outstanding Share-based Awards and Option-based Awards

	Option-based Awards				Share-based Awards (RSUs and PSUs)
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options(1) ($)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share- based Awards that have not Vested (2) ($)	Market or Payout Value of Vested Share- based Awards not Paid out or Distributed (3)($)
Michael S. West	17,472	4.60	01/11/2015	398,271	RSU: 84,359	1,148,033	575,352
	41,991	10.90	01/31/2017		PSU: 54,628
	189,956	6.50	12/11/2014
Derren Newell	Nil	N/A	N/A	Nil	RSU: 17,091	251,038	16,382
					PSU: 13,301
W. Mark Schweitzer	Nil	N/A	N/A	Nil	RSU: Nil	N/A	Nil
					PSU: Nil
Merv Day	Nil	N/A	N/A	Nil	RSU: 21,089	287,010	143,845
					PSU: 13,658

James E. Baumgartner	26,203	4.60	01/11/2015	151,618	RSU: 15,170	207,384	101,026
	6,996	10.90	01/31/2017		PSU: 9,937
	31,656	6.50	12/11/2014
Timothy M. Ritchie	28,139	3.49	12/13/2012	522,402	RSU: 21,089	287,010	Nil
	41,824	2.70	12/12/2013		PSU: 13,658
	28,823	4.60	01/11/2015
	6,996	10.90	01/31/2017
	28,492	6.50	12/11/2014

Notes:

(1)
The value of unexercised In-the-Money Options at December 31, 2011 was calculated by determining the difference between the closing price of the Common Shares on the TSX on December 31, 2011, which was $8.26 and the exercise price of such options.

(2)	Consists of RSU and PSU Share-based awards. The value of the RSUs and PSUs was determined using the closing price of the Common Shares on the TSX on December 31, 2011 which was $8.26.

(3)
The market or payout value of vested share-based awards not paid out or distributed represents the aggregate dollar value that would have been realized if the RSUs and PSUs had been exercised on the vesting date.

RETIREMENT BENEFITS

The Company does not have a defined benefit or a defined contribution pension plan. It has a group registered retirement savings plan ("RRSP") which matches executives’ personal contributions up to 5% of their salary or 6% for employees with greater than 10 years service. The Company’s contributions are owned by the employee with no vesting conditions.  In the event of a continuing employee making a withdrawal from the program, other than for those reasons allowed under the terms of the program, the Company’s contributions are stopped for a period of one year.

DIRECTOR COMPENSATION

Each independent director of the Company who is not an officer or employee of the Company or of Schlumberger, the Company’s majority shareholder, receives annual Board and Committee retainers, prorated for partial services, and meeting fees. The independent directors are also compensated through the granting of DSUs pursuant to the Company’s DSU plan. Additionally, the Company reimburses directors for out-of-pocket travel expenses.

The objectives of the Company’s compensation program for independent Board members are to attract and retain highly qualified Board members through providing market competitive compensation which appropriately recognizes the strategic contribution, risks and liabilities faced by Board members and aligns the interests of Board members and Shareholders. The Board, through the Compensation Committee, annually reviews independent director compensation and makes appropriate recommendations for approval to the Board.

In March 2009, Mercer was engaged by the Compensation Committee to review the Company’s director compensation levels relative to publicly disclosed compensation levels of Canadian and US traded organizations.  Director compensation levels were benchmarked against Canadian and US peer groups.

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
Trico Marine Services Inc.

Given the North American nature of the Company with respect to its ownership, American stock exchange listing and SEC registration, it was considered appropriate to adopt a blended Canadian and American director compensation package. The Compensation Committee used the data regarding the Canadian and American peer groups as a frame of reference and applied judgement in making the 2009 director compensation recommendations to the Board in light of the difficult economic environment, resulting in a downward adjustment to levels that had not increased since 2006.

In January 2010, it was determined that the Board compensation survey be conducted on a bi-annual basis and to keep independent director compensation levels flat for 2010, due to prevailing economic circumstances. Accordingly, no changes were made to the director compensation levels for 2010. Based on general market data and considering that there were no changes made to the overall NEO compensation levels for 2011, the Board determined on February 2, 2011, that no changes be made to independent director compensation levels for 2011. The Compensation Committee intends to conduct an independent director compensation survey in connection with the management compensation review scheduled for the fall of 2012.

2011 Annual Independent Director Compensation Levels

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

DSU Plan Awards:  Effective May 2, 2006, the Company adopted the DSU Plan. Under the terms of the DSU plan, DSUs entitle the holder thereof to receive upon exercise by the holder, but at the election of the Company:  (i) a number of Common Shares equal to the number of mature DSUs then held; or (ii) a payment from the Company equal to the weighted average trading price of the Common Shares on the TSX for that date and the nine trading days immediately preceding that date. DSUs vest on the date of grant and can only be redeemed when the director resigns from the Board. It is the Company's intention to resource DSU exercises either through open-market purchases of Common Shares or in cash.

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

Board and Committee Meetings Held in 2011

Meeting	Total Number of Meetings Held in 2011
Board of Directors	7(1)
Strategy Meeting of the Board of Directors	2
Audit Committee	4
Compensation Committee	3
Corporate Governance and Nominating Committee	3
Quality, Health, Safety, and Environment Committee	2

Note:

(1)	Consists of five (5) regularly scheduled and two (2) extra-ordinary meetings.

Meeting Attendance

The Board and committee meeting attendance rate in 2011 was 89%.

The attendance record for each director for all Board and committee meetings held for the financial year ended December 31, 2011 is set out below. In addition, directors have a standing invitation to attend those committee meetings on which they do not serve as a member. However, directors are not being paid for such attendance and such attendance is not reflected in the following attendance record.

	Board of Directors(1)		Committees of the Board(1)
Name of Director	Board	Strategy	Audit	Compensation	Corporate Governance and Nominating	Quality, Health, Safety, and Environment
Michael J.C. Hogan	7 of 7	2 of 2	N/A	3 of 3	3 of 3	N/A
John J. Kennedy	6 of 7	2 of 2	N/A	3 of 3	N/A	2 of 2
Robert McClinton(2)	7 of 7	2 of 2	4 of 4	3 of 3	3 of 3	2 of 2
Dharmesh Prasad(3)	2 of 3	1 of 2	N/A	N/A	1 of 2	0 of 1
Kjell-Erik Oestdahl(3)	1 of 4	N/A	N/A	N/A	0 of 1	0 of 1
Bradley J. Thomson(4)	5 of 7	2 of 2	4 of 4	3 of 3	N/A	N/A
Keith S. Turnbull	7 of 7	2 of 2	4 of 4	N/A	N/A	2 of 2
Michael S. West	7 of 7	2 of 2	N/A	N/A	N/A	N/A
Attendance Rate	86%	93%	100%	100%	78%	75%

Notes:
(1)	At each meeting of the Board of Directors and the committees, in-camera sessions without management are held.

(2)	As independent Chairman of the Board, Mr. McClinton has been appointed as ex-officio voting member on those committees he does not serve as a member.

(3)	Mr. Oestdahl retired from and Mr. Prasad joined the Board on June 15, 2011.

(4)	Includes two (2) extra-ordinary Board meetings that Mr. Thomson was unable to attend.

Since January 1, 2012 and to date, one Board meeting and one meeting each of the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Quality, Health, Safety and Environment Committee were held at which all directors and all committee members, as applicable, were in attendance.

Independent Directors Summary Compensation Table

The following table sets forth the compensation provided to independent directors for the year ended December 31, 2011.  Compensation provided to independent directors for the year ended 2010 is provided for comparative purposes.  None of the directors other than Mr. West have a service contract with the Company.  Mr. West’s compensation is described in Item B.

	Fees Earned ($)		Share (DSU) Awards ($)(4)		Total ($)
Name	2010	2011	2010	2011	2010	2011
David A. Dyck(1)	7,500	---	---	---	7,500	---
Michael J.C. Hogan	59,500	62,500	50,000	50,000	109,500	112,500
Robert McClinton (2)	90,000	91,500	50,000	50,000	140,000	141,500
Victor J. Stobbe(1)	7,500	---	---	---	7,500	---
Bradley J. Thomson(3)	55,000	61,000	50,000	50,000	105,000	111,000
Keith S. Turnbull(3)	58,500	67,500	50,000	50,000	108,500	117,500
Total	278,000	282,500	200,000	200,000	478,000	482,500

Notes:
(1)	Messrs. Dyck and Stobbe retired from the Board on April 27, 2010.

(2)	Mr. McClinton serves as independent Chairman of the Board. Amounts include fees paid for committee meetings attended as ex-officio voting member

(3)	Messrs. Thomson and Turnbull joined the Board on April 6, 2010.

(4)
DSUs vest on the date of grant and can only be redeemed when the director resigns from the Board. For total number of DSUs held by each independent director as at December 31, 2011, see “Election of Directors.”

C.	Board Practices

CORPORATE GOVERNANCE

The following describes the Company’s governance practices with reference to National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”) and National Instrument 58-101 (“Disclosure of Corporate Governance Practices”).

CE Franklin's Board has ultimate responsibility for the way in which the Company is managed, including overseeing the conduct of the business of the Company and supervising management, which is responsible for the day-to-day conduct of the business. Pursuant to the Board’s Terms of Reference, a copy of which is attached hereto as Exhibit 1.4, the Board's fundamental objectives are to:

•           enhance and preserve long-term shareholder value;

•           ensure the Company meets its obligations on an ongoing basis; and

•           ensure the Company operates in a reliable and safe manner.

The Board is responsible for strategic planning, identifying and controlling the principal risks of the Company, succession planning, developing communications policies, and internal control and management systems. The Board discharges its responsibilities directly and through committees.

To assist the Board in fulfilling its responsibilities for strategy and direction, annual strategy sessions are held and updates on the strategy and existing business opportunities are provided by management at regularly scheduled meetings throughout the year. Annual strategy sessions include reviews of the competitive environment, industry trends and other developments that affect CE Franklin’s business. In addition, at regularly scheduled meetings, members of the Board receive and discuss reports from operating and financial management, review the Company's overall financial position, and discuss current trends, developments, issues and plans. A budget is reviewed and approved by the Board on an annual basis and a comparison of actual results to budget and prior year’s results is monitored on a quarterly basis pursuant to management reports. Significant transactions or activities outside of the ordinary course of business and activities not contemplated by the budget require Board approval and are considered at additional meetings that are held as required. Informal discussion occurs between management and members of the Board on a regular basis, which facilitates open and candid discussions among independent directors.  The independent members of the Board meet independently of management and independently of non-independent directors at each meeting of the Board. To ensure directors exercise independent judgement in considering transactions and agreements, at the beginning of each Board meeting, the directors are asked if there are any independence or conflict of interest issues that may compromise independent judgement. If, at any meeting, a director has a material interest in a matter being considered, such director would not be present for discussions relating to the matter and would not participate in any vote on the matter.

The Board met seven times during 2011, excluding the strategic visioning and one strategy session held in 2011. The Board met once since January 1, 2012 to date. See "Meeting Attendance" on page 45, for the attendance record of each director for all Board, Strategy and committee meetings held for the financial year ended December 31, 2011 and year-to-date.

Board Structure and Composition

The Board is composed of seven members, being a size considered appropriate by the Board, having regard to the Company's size and complexity. Under NP 58-201, a director is independent if he or she has no direct or indirect material relationship with the Company.  A "material relationship" is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director's independent judgement.  In addition, certain individuals are deemed, for the purposes of NP 58-201, to have material relationships with the Company, including any individual who is, or has recently been an employee or executive officer of the Company, and an individual whose immediate family members are, or have recently been, an executive officer of the Company.  Under this definition, at the present time, the Board has four independent directors as defined under NP 58-201: Michael J.C. Hogan, Robert McClinton, Bradley J. Thomson and Keith S. Turnbull, being a majority of the Board. Messrs. Michael S. West, John J. Kennedy and Dharmesh Prasad are executive officers of the Company or Schlumberger and are thus not independent as defined under NP 58-201. On April 24, 2008, Robert McClinton was appointed as independent Board Chair, separating the role of the chair and the CEO. A position description has been established for the independent Board Chair, as part of his job profile. His roles and responsibilities include leading the Board of Directors, leading all formal meetings of the Board, interacting with management and ensuring the efficient operation of the Board and its committees.

To the extent necessary, and subject to the approval of the Board as a whole, any member of the Board is entitled to engage an outside advisor at the expense of the Company. Such outside advisor would be available in the event that a director or executive has a material interest in a transaction or agreement under consideration.  The Company is controlled by Schlumberger, which, as of February 2, 2012, owned approximately 56% of the outstanding Common Shares of the Company. Approximately 44% of the outstanding Common Shares are held by shareholders other than the Company's significant shareholder and its affiliates.  The four independent directors do not have any interests in or relationships with the significant shareholder or its affiliates.

Board Committees

The Board has established four committees: the Audit Committee; the Compensation Committee; the Corporate Governance and Nominating Committee; and the Quality, Health, Safety and Environment Committee. The Company does not have an Executive Committee and utilizes in its place ad-hoc committees on an as required basis. The Board has developed written position descriptions for the chair of each board committee and also delineates its roles and responsibilities through the mandate of each committee.  There is an in-camera session independent of management at all Board and Committee meetings. The following is a brief description of the mandate and composition of each Committee.

Audit Committee

The Audit Committee is composed entirely of independent directors: Keith S. Turnbull (Chair), Robert McClinton and Bradley J. Thomson who are financially literate (as determined by Multilateral Instrument 52-110, Audit Committees). In determining whether a member of the Audit Committee is financially literate, the Board considers the ability of the member to read and understand financial statements and such members financial education or work experience. All the current members of the audit committee are Chartered Accountants with extensive experience in all aspects of public company accounting and finance matters. The Audit Committee is responsible for, among other matters, reviewing the Company's financial reporting process (including reviewing annual and quarterly financial statements) and enquiring as to the adequacy of internal controls. Although it is management's responsibility to design and implement an effective internal control system, the Audit Committee ensures that management has properly done so. The Audit Committee is also responsible for reviewing the performance of external auditors. The Audit Committee has direct communication channels with the Company's external auditors and meets with them on a regular basis without management of the Company present.  The Audit Committee met four times during 2011. The Audit Committee Charter and other information about the Audit Committee’s operations are contained in the Company’s Annual Information Form on Form 20-F for the year ended December 31, 2011 and can be accessed on SEDAR at www.sedar.com and on EDGAR at http://www.sec.gov/edgar.shtml.

Compensation Committee

The Compensation Committee is composed of three directors, two of whom, namely Bradley J. Thomson (Chair) and Michael J.C. Hogan are independent, as determined by the Board based on the definition of independence within the meaning of the Audit Committee Rule. John J. Kennedy is a representative of Schlumberger, the majority Shareholder of CE Franklin, and does not meet the independence requirements within the meaning of the Audit Committee rule but is independent from management of the Company.  In addition, Robert McClinton, as independent Board Chair, serves as an ex-officio voting member. The Chair of the Compensation Committee also serves on the Audit Committee, providing a link between compensation and risk management.

As such, a majority of the members of the Compensation Committee are independent. By taking into account the independence of the Schlumberger representative from CE Franklin’s management and the alignment of interests between Schlumberger and the minority Shareholders, the Board of Directors believes that all Compensation Committee members are positioned to fulfill their responsibilities objectively and in the interests of all Shareholders.

All members of the Compensation Committee have extensive experience in executive compensation and risk management through experience as senior leaders of diverse private and public organizations. Mr. Thomson is a business consultant. He is a Chartered Accountant and has, among other, direct experience related to compensation programs, design and implementation, as well as risk management experience gained though various senior executive roles and directorships held over a 25 year period in the energy services industry. Mr. Hogan is a business consultant. He is a professional engineer and has direct experience in the areas of human resource practices, policies, risk management and regulatory matters, among other areas, gained throughout his 30 years of experience in the electric power industry, including his role as President and CEO of SaskPower Commercial Inc. Mr. Kennedy is President of Wilson Supply, a distribution unit of Schlumberger. He has over 30 years of senior executive and management experience in the energy industry. His operational, human resources and labour related experience spans across Canada and the United States. He has a sound understanding of human resources and risk management programs and strategies. For more information on the background and experience of the directors, see “Election of Directors”.

Based on the Compensation Committee members’ demonstrated experience in, among other areas, human resources, business, risk management and finance, the Board believes that, collectively, it has the knowledge, experience and background required to fulfill its mandate.

Compensation Committee Responsibilities, Powers and Operation

The Compensation Committee’s Terms of Reference are available at the Company’s website and in print to any Shareholder who requests a copy. The Compensation Committee assists the Board in oversight responsibilities in relation to human resources and compensation matters. The Compensation Committee is responsible for, among other matters, formulating and making recommendations to the Board on compensation issues relating to the directors and senior management, including the compensation philosophy and recommending compensation for the President and CEO and the executive officers. The Compensation Committee also recommends to the Board for approval the terms and granting of stock options, DSUs, RSUs and PSUs. Matters related to the CEO performance evaluation and succession planning have been delegated to the Corporate Governance and Nominating Committee. Compensation philosophy and programs are reviewed by the Compensation Committee on an annual basis to (a) assess their competiveness, (b) be satisfied that they continue to meet the Company’s compensation objectives, and (c) improve its overall ability to recruit, retain, and motivate high-performing employees in light of changing market conditions, the Company’s growth profile and its evolving strategies and goals.

The following table sets out the work plan adopted by the Compensation Committee for 2011. All matters contained therein have been successfully completed.

Responsibility	Feb.	Oct.	Dec.
Review annually the compensation philosophy and remuneration		■
policy and make appropriate recommendations to the Board.
- Review YTD compensation results and expected 2011 total compensation		■
- Review 2012 total compensation market analyses		■
- Review preliminary 2012 total compensation proposal		■
- Review 2012 total compensation proposal			■
Monitor that executive compensation is appropriately related to operating		■
performance and aligned with the Corporation’s short-and long-term objectives
Review human resources and compensation plan risks	*	■	*
Review, approve and authorize Board retainer and fees			■
Review and set CEO compensation level
- Review Governance Committee CEO Assessment			■
Review compensation and benefits for senior management positions
and make appropriate recommendations to Board			■
- Review senior executive compensation agreements, severance arrangements	*	*	*
and change of control provisions
Approve final year-end STI payouts	■
Review management’s recommendations for:
stock option or share purchase plans, and for	■
all other compensation plans, including appropriate performance metrics			■
and make appropriate recommendations to Board
- Review share ownership report		■
Administer stock option plan	■
Annual executive compensation disclosure:
- Review preliminary annual executive compensation disclosure			■
- Review annual executive compensation disclosure and recommend to	■
Board for approval
Review management’s reports on human resource issues	■	■	■
Review the independence and performance of compensation consultants, if any	*	*	*
Review Committee performance	■
Report regularly to Board	■	■	■
Approve compensation consultant retention and fee arrangements	*	*	*
Pre-approve any engagement and/or executive compensation-related or other fees	*	*	*
For services performed for the Corporation by the compensation consultant
Review Committee Terms of Reference (in conjunction with the
Governance Committee) and report to Board on its adequacy		■
Perform any other related activities and engage independent counsel and other	*	*	*
advisors, as considered necessary

■  regularly, at meetings indicated

*   periodically, if and when required

In-camera sessions without management present, with and without compensation advisors (as applicable), are held at every meeting. The Compensation Committee has the authority to engage its own outside consultants and advisors, including independent counsel.

The Compensation Committee met three times during 2011 and all of the recommendations to the Board have been made unanimously.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is comprised of two independent directors, being Michael J.C. Hogan (Chair) and Robert McClinton; and Dharmesh Prasad who is a representative of Schlumberger, the majority Shareholder of CE Franklin and independent from management of the Company.  As such, a majority of the members of the Corporate Governance and Nominating Committee are independent. By taking into account the independence of the Schlumberger representative from CE Franklin’s management and the alignment of interests between Schlumberger and the minority Shareholders, the Board of Directors believes that the Corporate Governance and Nominating Committee is positioned to fulfill its responsibilities objectively and in the interests of all Shareholders.

The Corporate Governance and Nominating Committee is responsible for, among other matters: monitoring and managing the corporate governance process of the Board, including recommending the number of directors to be elected; recommending nominees, including candidates to fill vacancies; reviewing the performance and effectiveness of the Board, its committees, and each member of the Board, reviewing the performance of the CEO, and management succession plans. The Corporate Governance and Nominating Committee assesses the suitability of potential Board candidates by way of a selection assessment that includes a wide array of factors deemed appropriate all in the context of the perceived needs of the Board and the Company at the time.  A skills matrix, assessing the qualities, skills and experience of the current Board has been developed for purposes of identifying desirable skills for potential Board candidates, to provide the greatest opportunity to strengthen the Board.

The Company provides education for new directors and provides such orientation and information as individual directors may request on an ongoing basis. Orientation materials relating to CE Franklin’s business and affairs are provided to new directors regarding (i) the role of the Board, its committees and its directors and (ii) the nature and operation of the business carried on by the Company. All directors are members of the Institute of Corporate Directors (Canada) and receive regular updates on current governance issues and trends. The Corporate Governance and Nominating Committee met three times during 2011.

Quality, Health, Safety and Environment Committee

The Quality, Health, Safety and Environment Committee is comprised of one independent director, being Keith S. Turnbull, and two representatives of Schlumberger: John J. Kennedy (Chair) and Dharmesh Prasad. In addition, Robert McClinton, as independent Board Chair, serves as an ex-officio voting member. The Quality, Health, Safety and Environment Committee is responsible for, among other matters, monitoring the management of the Company's environmental, health and safety risks, liabilities, policies, practices and procedures. The Quality, Health, Safety and Environment Committee met twice during 2011.

Performance Assessments

The Company’s Corporate Governance and Nominating Committee, with the support of the Board Chair, leads an annual evaluation of the effectiveness and performance of the Board, all Board committees and individual directors. Annual board and committee effectiveness surveys as well as confidential individual director and Board Chair self-evaluation questionnaires that encourage candid and constructive commentary have been developed. The Board Chair conducts an interview with each director. The Chair of the Board is interviewed and assessed by the Chair of the Corporate Governance and Nominating Committee. Areas of improvement, identified as a result of the performance evaluation process, are then reviewed by the Board and addressed.

The results of the last evaluation completed in December 2011, indicated that the Board was the appropriate size and possessed the necessary competencies to efficiently discharge its duties and responsibilities.

Code of Business Conduct

All of CE Franklin’s directors, officers and employees are required to comply with its Code of Business Conduct (the "Code") to help ensure that the Company’s business is conducted in accordance with the highest standards of ethical behaviour. The Code and the Company’s Corporate Disclosure and Insider Trading policies cover all areas of professional conduct, including customer relationships, conflicts of interest, insider trading, financial disclosure, intellectual property and confidential information, as well as requiring strict adherence to all laws and regulations applicable to CE Franklin’s business.  Employees may report any violations or suspected violations of the Code by using CE Franklin’s hotline.  The Code includes an anti-retaliation statement.  The Company requires that directors, officers and employees annually certify that they are familiar with and agree to abide by the terms of the Code. The full text of the Code is published on the Company’s website at www.cefranklin.com.  No waiver of a provision of the Code has been granted to any senior officer or director since its adoption.

Expectation of Management

The Board relies on management to provide the information that the Board requires to properly perform its duties and expects management to keep it apprised of matters affecting the Company, significant risks and opportunities available to the Company. The Board has developed a written position description for the President and CEO, as part of his job profile.

D.  Employees

Year	Number of Employees as at December 31,	% in Field	% in Head Office
2011	462	85%	15%
2010	483	85%	15%
2009	454	85%	15%

As of December 31, 2011, the Company had 462 employees, including part-time and hourly, on a full time equivalent basis.  The Company does not anticipate any material changes in its employee structure.  CE Franklin’s personnel are not unionized.  The Company does not employ a significant number of temporary employees.

E.	Share ownership

Refer to Item 6B for share ownership of the Company’s NEO’s.

Item 7:                Major Shareholders and Related Party Transactions

A.	Major shareholders

The following table sets forth information, as of February 2, 2012, detailing the ownership of the Company’s outstanding voting securities by any person known by the Company to own more than 5% of such voting securities:

Title of Class	Identity of Group	Amount Owned	Percent of Class
Common shares	Schlumberger Limited	9,729,582	55.8
Common shares	Fidelity Management & Research Company(1)	1,775,040	10.2
Common shares	First Manhattan Co.(2)	1,258,770	7.2

(1)	See January 7, 2011 early warning report under the alternative monthly reporting on SEDAR.

(2)	See February 11, 2011 13G filed with the SEC.

At February 2, 2012, Schlumberger held approximately 56% of the issued and outstanding shares of CE Franklin.  Schlumberger has, by virtue of holding over 50% of the outstanding common shares, the power to elect the board of directors of the Company; however, Schlumberger has agreed that at least two independent directors will be elected.  Schlumberger has the same per share voting rights as other shareholders.

As of February 2, 2012, the Company had 17,439,782 of common shares outstanding and 40 holders of record of the common shares, of whom 19 were located in the United States, one was located in Mexico and 20 were located in Canada.

B.	Related Party Transactions

Information for this item is set forth in note 17 to the consolidated financial statements included in item 17 of this Form 20-F.

          C.   Interests of Experts and Counsel

Not applicable.

Item 8:                               Financial Information

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as defined in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and to require publicly accountable enterprises to apply these standards effective for the years beginning on or after January 1, 2011. Accordingly, these are the Company’s first annual consolidated financial statements prepared in accordance with IFRS as issued by the IASB. In these financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

The consolidated financial statements have been prepared in compliance with IFRS. Subject to certain transition elections and exceptions disclosed in note 4, the Company has consistently applied the accounting policies used in preparation of its opening IFRS statement of financial position at January 1, 2010 throughout the 2010 and 2011 periods presented, as if these policies had always been in effect. Note 4 discloses the impact of the transition to IFRS on the Company’s reported financial position, statement of earnings and comprehensive income and cash flows, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended December 31, 2010 prepared under Canadian GAAP.

The policies applied in these financial statements are based on IFRS issued and outstanding at February 2, 2012, the date the Board of Directors approved the statements.

A.	Financial Statements and Other Financial Information

The consolidated financial statements of CE Franklin as at and for the years ended December 31, 2011, and 2010 include the following:

•	Management’s Report dated February 2, 2012
•	Auditor’s Report dated February 2, 2012
•	Statements of Financial Position as at December 31, 2011, 2010 and January 1, 2010
•	Statements of Changes in Shareholders’ Equity for the years ended December 31, 2011 and 2010
•	Statements of Earnings and Comprehensive Income for the years ended December 31, 2011 and 2010
•	Statements of Cash Flows for the years ended December 31, 2011 and 2010
•	Notes to the consolidated financial statements

See Part III, Item 17 for detailed information.

Dividend Distributions

The Company does not currently pay a dividend to shareholders.

B.	Significant Changes

There have been no significant changes since December 31, 2010.

Item 9:                               The Offer and Listing

A.	Offer and Listing Details

The following table sets forth the reporting of the high and low closing prices for the CE Franklin shares on the TSX, AMEX and the NASDAQ for the periods indicated.

				NASDAQ ($US)/American Stock
		Toronto Stock Exchange		Exchange ("AMEX") prior to
		($CDN)		April 14, 2009
		High	Low	High	Low

2006		20.70	11.00	18.40	9.76

2007		13.82	5.80	13.17	5.76

2008		10.61	3.03	10.22	2.50

2009		7.87	3.25	7.50	2.75

2010	First Quarter	7.40	6.17	7.24	5.89
	Second Quarter	7.13	6.31	7.05	6.06
	Third Quarter	7.02	6.28	6.85	6.06
	Fourth Quarter	7.85	6.50	7.69	6.60

2011	First Quarter	9.50	7.35	9.90	7.36
	Second Quarter	9.53	8.85	9.95	9.05
	Third Quarter	9.12	7.73	9.68	8.01
	Fourth Quarter	8.89	7.60	8.61	8.00

2011	July	9.12	8.54	9.68	9.08
	August	8.75	8.00	9.16	8.01
	September	8.85	7.73	8.29	8.13
	October	8.89	8.06	8.61	8.15
	November	8.50	7.60	8.35	8.00
	December	8.50	8.15	8.39	8.02

On February 2, 2012, the closing price for the Company’s common shares was Cdn. $8.80 per share on the TSX and US $8.51 per share on the NASDAQ.

B.	Plan of Distribution

Not applicable.

C.	Markets

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

See Note 18 to the consolidated Financial Statements contained in Item 17.

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

See note 14 “Note payable, bank operating loan and long term debt” to the Company’s December 31, 2011 consolidated financial statements included under Item 17 for a description of the Company’s revolving term credit facility.

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

Non-Resident Holders will not be subject to income tax under the Tax Act on any capital gain realized on a disposition of common shares unless such common shares are “taxable Canadian property” to the Non-Resident Holder at the time such common shares are disposed of and such capital gain is not otherwise exempt from tax under the Tax Act pursuant to the provision of an applicable income tax treaty between Canada and the country in which the Non-Resident Holder is resident.

Provided the common shares are listed on a “designated stock exchange” (as defined in the Tax Act, which includes the TSX and NASDAQ) at the time of disposition, the common shares will generally not constitute taxable Canadian property to a Non-Resident Holder, unless at any time during the 60-month period immediately preceding the disposition of the common shares: (i) the Non-Resident Holder, together with non-arm’s length persons, owned 25% or more of the issued shares of any class or series of shares of the capital stock of the Company, and (ii) more than 50% of the fair market value of the common share was derived directly or indirectly, from one or any combination of real or immovable property situated in Canada, Canadian resource property, timber resource property, or any option in respect of, or interest in, such properties.  Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, common shares could be deemed to be taxable Canadian property to a Non-Resident Holder.

Pursuant to the Canada-U.S. Income Tax Convention (1980) (the “Canada-US Treaty”), provided the common shares do not derive their value from real property situated in Canada at the time of disposition (as defined for the purposes of the Canada-US Treaty), Canadian income tax will not be applicable on a disposition of common shares by a Non-Resident Holder who is resident in the United States for the purposes of the Canada-US Treaty and entitled to the benefits of the Canada-US Treaty.

Dividends paid or credited, or deemed to be paid or credited, to Non-Resident Holders will be subject to Canadian withholding tax.  The rate of Canadian withholding tax under the Tax Act is 25%, subject to any reduction in the provisions of a tax treaty between Canada and the country in which the recipient is resident.  The Canada-US Treaty provides for a reduction in the rate of Canadian withholding tax to persons who are both (i) residents of the United States for the purpose of, and entitled to the benefits under, the Canada-US Treaty, and (ii) the beneficial owners of such dividends.  The withholding tax rate on dividends paid to such United States residents is reduced to 15% by the provisions of the Canada-US Treaty.  The withholding rate is further reduced to 5% if the beneficial owner is a United States corporation which owns at least 10% of the voting stock of the Canadian corporation paying the dividends

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

Item 16:  Reserved

Item 16A:  Audit Committee Financial Expert

The Company’s Audit Committee has three financial experts, Mr. Keith Turnbull, Mr. Robert McClinton and Mr. Bradley Thomson.  All three are considered independent directors under the stock exchange listing standards applicable to the Company.

Item 16B:  Code of Ethics

The Company has adopted a formal written Code of Business Conduct that applies to all directors, officers and employees. For a copy of the Code of Business Conduct please email info@cefranklin.com or visit www.cefranklin.com.

Item 16C:  Principal Accountant Fees and Services

The following table discloses accounting fees and services of the Company:

Year-Ended December 31,	2011	2010
	(thousands of Cdn. Dollars)

Audit fees(1)	$461	$460
Audit related fees(2)	42	30
	$503	$490

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

On December 21, 2010, the Company announced a NCIB to purchase for cancellation up to 850,000 common shares representing approximately 5% of its outstanding common shares. During the year ended December 31, 2011, the company purchased 3,102 shares at an average cost of $7.56 (2010: 61,769 shares purchased at an average cost of $6.62).

			Total Number of Shares	Maximum Number of
	Total Number of	Average Price	Purchased as Part of	Shares that May Yet Be
	Shares	Paid per	Publicly Announced	Purchased Under the
Period	Purchased	Share (Cdn$)	Plans or Programs	Plans or Programs
				850,000
Jan-11	3,102	7.56	3,102	846,898
Feb-11	-	-	-	846,898
Mar-11	-	-	-	846,898
Apr-11	-	-	-	846,898
May-11	-	-	-	846,898
Jun-11	-	-	-	846,898
Jul-11	-	-	-	846,898
Aug-11	-	-	-	846,898
Sep-11	-	-	-	846,898
Oct-11	-	-	-	846,898
Nov-11	-	-	-	846,898
Dec-11	-	-	-	846,898
	3,102		3,102

On December 20, 2011, the Company announced the renewal of the NCIB effective January 3, 2012, to purchase up to 850,000 common shares through the facilities of NASDAQ, representing approximately 5% of its outstanding common shares.  Shares may be purchased up to December 31, 2012.

The Company has established an independent trust to purchase common shares of the Company on the open market to resource share unit obligations. See Note 18(c) to the consolidated financial statements included under Item 17 for additional details.

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

PART III
Item 17:	Financial Statements

Index to Financial Statements		Page

Management's Reports		62-63

Independent Auditor's Report		64-65

Consolidated Statements of Financial Position December 31, 2011, December 31, 2010
and January 1, 2010		66

Consolidated Statements of Changes in Shareholders' Equity for the years
ended December 31, 2011 and December 31, 2010		67

Consolidated Statements of Earnings and Comprehensive Income for the years		68
ended December 31, 2011 and December 31, 2010

Consolidated Statements of Cash Flows for the years ended		69
December 31, 2011 and December 31, 2010

Notes to Consolidated Financial Statements		70

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2011.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers LLP, the independent auditor, as stated in their report which appears on pages 64 and 65 of this Form 20-F/Annual Report.

Michael West President and Chief Executive Officer February 2, 2012	Derren Newell Vice President and Chief Financial Officer