Form 20-F/A
period 2011-12-31
CE FRANKLIN LTD
filed 2012-02-10
CIK 912151

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F/A

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

  For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________

Commission file number 1-12570

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

For 2011, the following STIP measures and weightings were established:

➢	40% linked to EPS performance
➢	25% linked to individual KPI performance
➢	15% linked to inventory turn(1) performance
➢	10% linked to DSO(1) performance
➢	10% linked to Safety performance

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

For 2011, the following MTI payout ranges were established:

➢	Less than	7.8%	- no payout
➢	Threshold	7.8%	-.25 times targeted payout
➢	Target	11.9%	- 1 times targeted payout
➢	Cap	30%	- 2 times targeted payout

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

Michael West President and Chief Executive Officer February 2, 2012	Derren Newell Vice President and Chief Financial Officer February 2, 2012

MANAGEMENT’S REPORT

The preparation and presentation of the accompanying consolidated financial statements are the responsibility of the management of the Company.  The statements have been prepared in accordance with International Financial Reporting Standards as described in Note 2 to the consolidated financial statements.  The financial information elsewhere in the annual report has been reviewed to ensure consistency with that in the consolidated financial statements.

Management acknowledges responsibility for the integrity of its financial information. Where appropriate, management has made informed judgments and estimates in accounting for transactions, which were not complete at the statement of financial position date.  The Company maintains disclosure controls and procedures and internal controls designed to ensure that information required to be disclosed in the consolidated financial statements and annual report is recorded, processed, summarized and reported properly.  CE Franklin’s Chief Executive Officer and Chief Financial Officer evaluated the Company’s disclosure controls and procedures as at December 31, 2011 to ensure that such disclosure controls and procedures are effective.  There were no significant changes in the Company’s internal controls or in other factors that could significantly affect those controls subsequent to the evaluation date.

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

Michael West President and Chief Executive Officer February 2, 2012	Derren Newell Vice President and Chief Financial Officer February 2, 2012

February 2, 2012

Independent Auditor’s Report

To the Shareholders of
CE Franklin Ltd.

We have completed an integrated audit of CE Franklin Ltd.’s 2011 consolidated financial statements and its internal control over financial reporting as at December 31, 2011 and an audit of its 2010 consolidated financial statements. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of CE Franklin Ltd., which comprise the consolidated statements of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010 and the consolidated statements of earnings and comprehensive income, changes in shareholders’ equity and cash flows for the years ended December 31, 2011 and December 31, 2010, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International
Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

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

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of CE Franklin Ltd. as at December 31, 2011, December 31, 2010 and January 1, 2010 and the results of its financial performance and its cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting
We have also audited CE Franklin Ltd. internal control over financial reporting as at December 31, 2011, based on criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s report.

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

Definition of internal control over financial reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion
In our opinion, CE Franklin Ltd. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2011, based on criteria established in Internal Control - Integrated
Framework issued by COSO.

Chartered Accountants

CE Franklin Ltd.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As at December 31	As at December 31	As at January 1
(in thousands of Canadian dollars)	2011	2010	2010
Assets

Current assets
Cash and cash equivalents (Note 7)	15,830	-	-
Accounts receivable (Note 8)	98,190	92,950	67,443
Inventories (Note 9)	111,661	94,838	102,669
Current taxes receivable	-	-	1,029
Other	2,565	1,625	3,931
	228,246	189,413	175,072
Non-current assets
Property and equipment (Note 10)	9,709	9,431	10,517
Goodwill (Note 11)	20,570	20,570	20,570
Deferred tax assets (Note 12)	1,969	1,116	1,457
Other	171	147	339
Total assets	260,665	220,677	207,955

Liabilities

Current liabilities
Accounts payable and accrued liabilities (Note 13)	93,613	63,363	38,489
Current taxes payable (Note 12)	1,663	348	-
Note payable (Note 14)	290	-	-
Bank operating loan (Note 14)	-	-	26,549
	95,566	63,711	65,038
Non-current liabilities
Long term debt (Note 14)	-	6,430	290
Total liabilities	95,566	70,141	65,328

Commitments and contingencies (Note 16)

Shareholders’ equity
Capital stock (Note 18)	22,536	23,078	23,284
Contributed surplus	20,529	19,716	17,184
Retained earnings	122,034	107,742	102,159
	165,099	150,536	142,627
Total liabilities and shareholders' equity	260,665	220,677	207,955

See accompanying notes to these consolidated financial statements

Approved by the Board:
Director
Robert McClinton
Director
Keith Turnbull

CE Franklin Ltd.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Canadian dollars and number of shares in thousands)
	Capital Stock
	Number of		Contributed	Retained	Shareholders'
	Shares	$	Surplus	Earnings	Equity

Balance - January 1, 2010	17,581	23,284	17,184	102,159	142,627

Stock based compensation expense (Note 18 (b) and (c))	-	-	1,751	-	1,751
Normal course issuer bid (Note 18 (d))	(62)	(81)	-	(328)	(409)
Stock options exercised (Note 18 (b))	46	290	(121)	-	169
Modification of stock option plan (Note 18 (b))	-	-	2,075	-	2,075
Purchase of shares in trust for share unit plans and
settlement of deferred share unit exercise (Note 18 (c))	(204)	(1,410)	(178)	-	(1,588)
Shares issued from share unit plan trust (Note 18 (c))	113	995	(995)	-	-
Net earnings	-	-	-	5,911	5,911
Balance - December 31, 2010	17,474	23,078	19,716	107,742	150,536

Stock based compensation expense (Note 18 (b) and (c))	-	-	1,823	-	1,823
Normal course issuer bid (Note 18 (d))	(3)	(4)	-	(19)	(23)
Stock options exercised (Note 18 (b))	98	736	(736)	-	-
Share units exercised (Note 18 (c))	46	274	(274)	-	-
Purchase of shares in trust for share unit plans (Note 18 (c))	(175)	(1,548)	-	-	(1,548)
Net earnings	-	-	-	14,311	14,311
Balance - December 31, 2011	17,440	22,536	20,529	122,034	165,099

See accompanying notes to these consolidated financial statements

CE Franklin Ltd.
CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME

(in thousands of Canadian dollars except shares and per share amounts)

For the years ended December 31	2011	2010

Revenue	546,352	489,585
Cost of sales	455,669	414,579
Gross profit	90,683	75,006

Other expenses
Selling, general and administrative expenses (Note 21)	68,715	62,554
Depreciation	2,450	2,465
	71,165	65,019

Operating profit	19,518	9,987
Foreign exchange (gain) and other	(649)	(65)
Interest expense	464	698
Earnings before tax	19,703	9,354

Income tax expense/(recovery) (Note 12)
Current	6,245	3,102
Deferred	(853)	341
	5,392	3,443

Net income and comprehensive income for the year	14,311	5,911

Net income per share (Note 19)
Basic	0.82	0.34
Diluted	0.79	0.33

Weighted average number of shares outstanding ('000s) (Note 19)
Basic	17,501	17,499
Diluted	18,188	18,000

See accompanying notes to these consolidated financial statements.

CE Franklin Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of Canadian dollars)

For the years ended December 31		2011	2010

Cash flows from operating activities
Net earnings		14,311	5,911
Items not affecting cash
Depreciation		2,450	2,465
Deferred income tax (recovery) / expense (Note 12)		(853)	341
Stock based compensation expense (Note 18 (b) and (c))		1,823	1,991
Foreign exchange and other		(239)	27
		17,492	10,735
Net change in non-cash working capital balances
related to operations:
Accounts receivable (Note 8)		(5,107)	(25,479)
Inventories (Note 9)		(16,823)	7,831
Other current assets		(920)	2,358
Accounts payable and accrued liabilities (Note 13)		30,023	26,691
Current taxes payable (Note 12)		1,315	1,378
		25,980	23,514

Cash flows used in investing activities
Purchase of property and equipment (Note 10)		(2,870)	(1,263)
Proceeds on disposal of property and equipment		431	-
		(2,439)	(1,263)

Cash flows (used in)/from financing activities
Decrease in bank operating loan (Note 14)		-	(26,549)
(Decrease) / increase in long term debt (Note 14)		(6,140)	6,126
Issuance of capital stock - stock option exercises		-	169
Purchase of capital stock through normal course issuer bid (Note 18 (d))		(23)	(409)
Purchase of capital stock in trust for share unit plans (Note 18 (c))		(1,548)	(1,588)
		(7,711)	(22,251)

Change in cash and cash equivalents during the year	1	15,830	-

Cash and cash equivalents – beginning of the year	1	-	-

Cash and cash equivalents - end of the year	1	15,830	-

Cash paid during the year for:
Interest		464	698
Income taxes		4,827	1,725

See accompanying notes to these consolidated financial statements.

CE Franklin Ltd.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except share and per share amounts)

1.           General information

CE Franklin Ltd. (the “Company”) is headquartered and domiciled in Calgary, Alberta, Canada. The Company is a subsidiary of Schlumberger Limited, a global energy services company. The address of the Company’s registered office is 1800, 635 8th Ave SW, Calgary, Alberta, Canada and it is incorporated under the Alberta Business Corporations Act. The Company is a distributor of pipe, valves, flanges, fittings, production equipment, tubular products and other general industrial supplies primarily to the oil and gas industry through its 39 branches situated in towns and cities that serve oil and gas fields of the western Canadian sedimentary basin. In addition, the Company distributes similar products to the oil sands, refining and petrochemical industries and non-oilfield related industries such as forestry and mining.

2.           Basis of preparation and adoption of IFRS

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as defined in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and to require publicly accountable enterprises to apply these standards effective for the years beginning on or after January 1, 2011. Accordingly, these are the Company’s first annual consolidated financial statements prepared in accordance with IFRS as issued by the IASB. In these financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

The consolidated financial statements have been prepared in compliance with IFRS. Subject to certain transition elections and exceptions disclosed in note 4, the Company has consistently applied the accounting policies used in preparation of its opening IFRS statement of financial position at January 1, 2010 throughout the 2010 and 2011 periods presented, as if these policies had always been in effect. Note 4 discloses the impact of the transition to IFRS on the Company’s reported financial position, earnings and comprehensive income and cash flows, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended December 31, 2010 prepared under Canadian GAAP.

The Board of Directors approved the financial statements on February 2, 2012.

3.           Accounting policies

The significant accounting policies used in the preparation of these consolidated financial statements are as follows:

Basis of measurement

The consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of certain financial assets and liabilities to estimated fair value and share based payments. The consolidated financial statements have also been prepared on the basis that the Company will continue to operate as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Subsidiaries are entities controlled by the Company including special purpose entities. All significant transactions and balances between the Company and its subsidiaries have been eliminated on consolidation.

Foreign currency translation

The consolidated financial statements are presented in Canadian dollars, which is the Company’s and its subsidiaries functional and presentation currency. Monetary assets and liabilities are translated into Canadian dollars at period-end exchange rates and gains or losses from translation are recognized in the consolidated statements of earnings and comprehensive income.  Revenues and expenses are translated at the exchange rate prevailing on the date the transaction occurs.

Financial instruments

The Company initially measures financial instruments at estimated fair value. The Company’s loans and receivables are comprised of cash and cash equivalents, trade receivables and other current assets and are included in current assets due to their short-term nature. Financial liabilities are categorized as “other financial liabilities” consisting of accounts payable and accrued liabilities, note payable, bank operating loan, and long term debt.

CE Franklin Ltd.

Notes to Consolidated Financial Statements

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and with no intention of being traded. They are included in current assets, except for maturities greater than 12 months after the statement of financial position date, which are classified as non-current assets. Loans and receivables are recognized at the amount expected to be received less, any discount or rebate to reduce the loan and receivables to estimated fair value. Loans and receivables are subsequently measured at amortized cost using the effective interest method. Loans and receivables are included in cash and cash equivalents, accounts receivable and other current assets in the statement of financial position.

Other financial liabilities

Other financial liabilities are financial liabilities that are not quoted on an active market and with no intention of being traded. They are included in current liabilities, except for the long term debt as it has a maturity greater than 12 months after the statement of financial position date and is classified as a non-current liability. Financial liabilities include accounts payable and accrued liabilities, note payable, bank operating loan and long-term debt. Accounts payable are initially recognized at the amount required to be paid less any discount or rebates to reduce the payables to estimated fair value. Accounts payable are subsequently measured at amortized cost using the effective interest method. Note payable, bank operating loan and long-term debt are recognized initially at fair value, net of any transaction costs incurred, and subsequently at amortized cost using the effective interest method.

Derivative instruments

In the normal course of business, the Company enters into foreign currency forward exchange contracts with financial institutions to fix the value of liabilities or future commitments.  These foreign currency exchange contracts are not designated as hedges for accounting purposes.  These derivatives are initially recognized at the estimated fair value at the date the derivative contract is entered into and are subsequently remeasured to their estimated fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately in foreign exchange gain and other in the consolidated statements of earnings and comprehensive income.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and investments in highly liquid instruments with maturities of 90 days or less on the date acquired.

Inventories

Inventories, consisting primarily of goods purchased and held for resale, are valued at the lower of cost or net realizable value. Cost is determined using the weighted average cost method, and includes the cost of goods purchased for resale including import and customs duties, direct labour costs (including employee benefits), freight and other attributable costs, less trade discounts and rebates. Net realizable value is the estimated selling price less applicable selling expenses. When the weighted average cost of the inventories exceeds the net realizable value, inventory is written down to the net realizable value and is subsequently written back up to the original cost if the net realizable value exceeds the book value. All write-downs and reversals are charged to cost of sales.

Property and equipment

Property and equipment are recorded at cost less related accumulated depreciation. Cost is determined as the expenditure directly attributable to the asset at acquisition, only when it is probable that future economic benefits will flow to the Company and the cost can be reliably measured. When an asset is disposed of, its carrying cost is derecognized. All repairs and maintenance costs are charged to the consolidated statement of earnings and comprehensive income during the financial period in which they are incurred.

The Company land is not subject to depreciation.  The Company provides for depreciation of property and equipment on a straight line basis using the following rates:

CE Franklin Ltd.

Notes to Consolidated Financial Statements

Buildings	5% to 10%
Leasehold improvements	over the term of the lease
Computer equipment and software	15% to 33%
Equipment and machinery	10% to 90%
Furniture and fixtures	15% to 20%
Automotive equipment	30%

The Company allocates the amount initially recognized in respect of an item of property and equipment to its significant components and depreciates separately each such component, where applicable. The estimated residual value and useful lives of property and equipment are reviewed at the end of each reporting period and adjusted if required.

Gains and losses on disposals of property and equipment are determined by comparing the proceeds with the carrying amount of the asset and are included as part of other gains and losses in the consolidated statement of earnings and comprehensive income.

Leased assets

Assets held under finance leases, which are leases where substantially all the risks and rewards of ownership of the asset have transferred to the Company, are capitalized on the statement of financial position and amortized by the straight-line method over the term of the lease or the estimated useful life of the assets; whichever is shorter.

Leases where the lessor retains substantially all the risks and rewards of ownership are classified as operating leases. The cost of operating leases (net of any incentives received from the lessor) is charged to the statement of earnings and comprehensive income on a straight-line basis over the periods of the leases.

Impairment of assets

Financial assets

The Company assesses at each balance sheet date whether there is any objective evidence that a financial asset is impaired.  A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset (an incurred ‘loss event’) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.  Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.  Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

Non-financial and intangible assets

The carrying amounts of the Company’s property and equipment and intangible assets having a finite useful life are assessed for impairment indicators on an annual basis to determine whether there is any indication that these assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any.

An impairment loss is recognized for the amount by which the assets carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s or group of assets’ estimated fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable independent cash inflows (a cash generating unit (“CGU”)).

Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but limited to the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

CE Franklin Ltd.

Notes to Consolidated Financial Statements

Assets that have an indefinite useful life and goodwill are not subject to depreciation and are tested for impairment on an annual basis or when there is an indication of potential impairment.

Goodwill

Goodwill represents the excess of the cost over the estimated fair value of net assets acquired related to an acquisition.  Goodwill is not amortized, as it has an indefinite useful life, but is instead evaluated annually for impairment, or when events and circumstances indicate that there might be impairment, as the carrying amount may not be recoverable.

Goodwill acquired through a business combination is allocated to each CGU, or group of CGUs, that are expected to benefit from the business combination. Each of these CGUs represents the lowest level within the Company which the associated goodwill is monitored for management purposes.

Goodwill impairment cannot subsequently be reversed once an impairment has been recognized.

Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past obligating event and it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated.

These provisions are measured at the present value of management’s best estimate of the expenditure required to settle the obligation as at December 31, 2011. The discount rate used to determine the present value reflects current market assessments of the time value of money. The Company performs evaluations to identify onerous contracts and, where applicable, records provisions for such contracts.

Borrowing costs

Borrowing costs are recognized as interest expense in the consolidated statement of earnings and comprehensive income in the period in which they are incurred. Borrowing costs attributable to the acquisition, construction or production of qualifying assets are added to the cost of those assets, until such time the assets are substantially ready for their intended use. The Company does not have any qualifying assets.

Group Registered Retirement Savings Plan

Contributions to the Company’s registered retirement savings plans are charged to the consolidated statement of earnings and comprehensive income as incurred.

Capital stock

The Company has one class of shares, ordinary shares, which are classified as equity. These are recorded at the proceeds received less any direct issuance costs and related taxes.

Where the Company purchases any of the Company’s equity share capital, the consideration paid is deducted from equity attributable to the Company’s equity holders until shares are cancelled, reissued or disposed of.

Stock options

The Company operates a stock option plan that is described in Note 18(b).  Prior to the fourth quarter of 2010, the Company’s stock option plan included a cash settlement mechanism. As a result, the Company’s stock option obligations were classified as current obligations (subject to vesting) on the consolidated statement of financial position and were revalued using the Black Scholes model at each period end. The offset to the generation of the current liability was contributed surplus, up to the cumulative expensed Black Scholes valuation for those options.

During the fourth quarter of 2010, the Company modified its stock option plan to remove the cash settlement mechanism. As a result, the Company now recognizes compensation expense based on the fair value of the options on the modification date or the grant date for new options, which is determined by using the Black Scholes option pricing model. The fair value of the options is recognized over the vesting period of the options granted as compensation expense and an increase of contributed surplus. The amount initially recorded for the options in contributed surplus is reduced as options are exercised and is credited to capital stock.

CE Franklin Ltd.

Notes to Consolidated Financial Statements

Other stock-based compensation

Restricted share units (“RSU”), Performance share units (“PSU”) and Deferred share units (“DSU”), collectively the “Share Unit Plans”, are granted to specific employees and directors, which entitle the participant, at the Company's option, to receive either a common share or cash equivalent in exchange for a vested unit.  The vesting period for RSUs and PSUs is one third per year over the three year period from the grant date. DSUs vest on the date of grant. Compensation expense related to the units granted is recognized over the vesting period based on the fair value of the units, calculated using a 10 day weighted average stock trading price, at the date of the grant and is recorded to contributed surplus.  The contributed surplus balance is reduced as the vested units are settled.

Revenue recognition

The Company’s revenue, which is comprised principally of product sales, is generally subject to contractual arrangements, which specify price and general terms and conditions.  The Company recognizes product sales when the risks and rewards of ownership of goods have been transferred to the customer and it is probable that the economic benefits associated with the transaction will flow to the Company. The Company also considers if it has retained any material involvement in the items being sold and if the revenue and costs related to the sale can be measured reliably.

Revenue from services is recognized on a percentage of completion basis.

Volume discounts are assessed and recorded as a reduction in revenue based on anticipated applicable annual revenues.

Cost of sales

Cost of sales includes purchased goods and the cost of bringing inventory to its present location and condition. Where the Company assembles products, labour and overheads directly attributable to assembly and services are included in cost of sales.

Vendor rebates

The Company enters into arrangements with certain vendors providing for inventory purchase rebates. These purchase rebates are accrued as a reduction in inventory and a corresponding reduction in cost of sales when the underlying inventory is sold.

Income taxes

Current income tax represents the expected income tax payable (or recoverable) on taxable income for the period using income tax rates enacted or substantially enacted at the end of the reporting period and taking into account any adjustments arising from prior years.

The Company uses the liability method of accounting for income taxes under which deferred tax assets and liabilities are recognized when there are differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using substantively enacted or enacted tax rates in effect in the period in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as part of the provision for income taxes in the period that includes the enactment date. Deferred tax assets are recognized to the extent that it is probable that the assets can be recovered.

Deferred income tax assets and liabilities are presented as non-current on the consolidated statement of financial position.

Earnings per share

Earnings per share are computed based on the weighted average basic number of shares outstanding for the period. Diluted earnings per share have been calculated using the treasury stock method, as if RSUs, PSUs, DSUs and stock options were exercised at the beginning of the year and funds received were used to purchase the Company’s common shares on the open market at the average price for the year.

Business combinations

The acquisition method of accounting is used to account for the acquisition of subsidiaries by the Company.

The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and debt incurred or assumed at the acquisition date. Costs directly attributable to the acquisition are expensed in the period incurred. The fair value of the assets and liabilities is determined and compared to the fair value of the consideration paid. If the fair value of consideration paid exceeds the fair value of the net assets, then goodwill is recognized. If the fair value of the consideration paid is less than the estimated fair value of the net assets acquired, the difference is recognized directly in the statements of earnings and comprehensive income.

CE Franklin Ltd.

Notes to Consolidated Financial Statements

4.      Explanation of transition to IFRS

The Company does not have any material differences between IFRS and Canadian GAAP. As such there are no reconciling items that would materially change the reporting requirements under Canadian GAAP to IFRS.

IFRS 1 allows first time adopters to IFRS to take advantage of a number of voluntary exemptions from the general principal of retrospective restatement. The Company has taken the following exemptions:

IFRS 2 Share based payments

The Company has elected to not apply IFRS 2 to share based payments granted and fully vested before the Company’s date of transition to IFRS. The Company has assessed and quantified the difference in accounting for stock based compensation under IFRS compared to Canadian GAAP and has deemed the difference to be immaterial.

IFRS 3 Business combinations

This standard has not been applied to acquisitions of subsidiaries that occurred before January 1, 2010, the Company’s transition date to IFRS. As such, there is no retrospective change in accounting for business combinations.

IAS 23 Borrowing costs

Borrowing costs requires an entity to capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs has been removed. The Company has elected to account for such transactions on a go forward basis. As such there is no retrospective change in accounting for borrowing costs.

As part of the transition to IFRS, the Company established that the carrying values of its property and equipment were substantially equivalent between IFRS and Canadian GAAP and therefore the Company has continued to carry its property and equipment at the historic cost model as was used under Canadian GAAP in these statements.

 5.      Accounting standards issued but not yet applied

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

CE Franklin Ltd.

Notes to Consolidated Financial Statements

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

(v) There have been amendments to existing standards, including IAS 27, Separate Financial Statements(IAS 27), and IAS 28, Investments in Associates and Joint Ventures (IAS 28). IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 – 12.

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

6.      Critical accounting estimates and judgments

The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results ultimately may differ from those estimates.

Management believes the most significant estimates and assumptions are associated with the valuation of accounts receivable, inventories, vendor rebates, deferred tax assets and liabilities, stock based compensation expense and goodwill.  If the underlying estimates and assumptions, upon which the consolidated financial statements are based, change in future periods, actual amounts may differ from those included in the accompanying consolidated financial statements.

Allowance for credit losses

The Company maintains an allowance for credit losses to provide for receivables which may ultimately be uncollectible.  Reserves are determined in light of a number of factors including customer specific conditions, economic events and the Company’s historical loss experience.  The allowance is assessed quarterly by a detailed formal review of customer balances. See Note 8.

Inventories

The Company evaluates its inventory to ensure it is carried at the lower of average cost or net realizable value. Allowances are made against slow moving, obsolete and damaged inventories and are charged to cost of sales. These allowances are assessed quarterly for adequacy. The reversal of any write-down of inventory arising from an increase in net realizable value shall be recognized as a reduction in cost of sales in the period in which the reversal occurred. See Note 9.

Stock based compensation

In determining stock based compensation expense, the Company uses the Black Scholes option pricing model, which requires a number of assumptions to be made, including the risk-free interest rate, expected option life and expected share price volatility. Consequently, the actual stock based compensation expense may vary from the amount estimated. See Note 18 (b).

CE Franklin Ltd.

Notes to Consolidated Financial Statements

Vendor rebates

Vendor rebates consist of volume discount incentives earned from the purchase of selected products during the year from specified vendors.  These discounts are based on contractual agreements with the vendors which outline price, volume and general terms and conditions. Rebates are accrued for each reporting period with reassessments being performed quarterly. The Company accrues these rebates as a reduction in inventory and a corresponding reduction in cost of sales when the underlying inventory is sold.

Impairment of long-lived assets

The Company evaluates goodwill impairment at a consolidated level, as it operates through a single CGU. The impairment evaluation involves comparing the estimated recoverable amount of the Company’s business to its carrying amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Value in use is estimated using future cash flow projections, discounted to their present value, expected to arise from the CGU to which the goodwill relates. The required valuation methodology and underlying financial information that is used to determine value in use requires significant judgments to be made by management. These judgments include, but are not limited to, long term projections of future financial performance and the selection of appropriate discount rates used to determine the present value of future cash flow. Changes in such estimates or the application of alternative assumptions could produce significantly different results. See Note 10.

Taxation

Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates in effect in the period in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as part of the provision for income taxes in the period that includes the enactment date. See Note 12.

7. Cash and cash equivalents

	December 31, 2011	December 31, 2010	January 1, 2010
Cash at bank and on hand	15,830	-	-

Cash is held at a major Canadian chartered bank.

8. Accounts receivable

	December 31, 2011	December 31, 2010	January 1, 2010
Current	46,556	40,014	32,967
Less than 60 days overdue	36,732	41,253	25,766
Greater than 60 days overdue	8,328	5,519	6,398
Total trade receivables	91,616	86,786	65,131
Allowance for credit losses	(1,615)	(1,887)	(2,335)
Net trade receivables	90,001	84,899	62,796
Other receivables	8,189	8,051	4,647
	98,190	92,950	67,443

CE Franklin Ltd.

Notes to Consolidated Financial Statements

A substantial portion of the Company’s accounts receivable balance is with customers within the oil and gas industry and is subject to normal industry credit risks. Concentration of credit risk in trade receivables is limited as the Company’s customer base is large and diversified. The Company follows a program of credit evaluations of customers and limits the amount of credit extended when deemed necessary.

The Company has established procedures in place to review and collect outstanding receivables. Significant outstanding and overdue balances are reviewed on a regular basis and resulting actions are put in place on a timely basis. Appropriate provisions are made for debts that may be impaired on a timely basis.

The Company maintains an allowance for possible credit losses that is charged to selling, general and administrative expenses by performing an analysis of specific accounts. Movement of the allowance for credit losses is as follows:

	December 31, 2011	December 31, 2010
Opening balance	1,887	2,335
Write-offs	(427)	(1,385)
Recoveries	8	952
Change in provision for credit losses	147	(15)
Closing balance	1,615	1,887

9. Inventories

	December 31, 2011	December 31, 2010	January 1, 2010
Goods purchased for resale	111,661	94,838	102,669

The Company maintains net realizable value allowances against slow moving, obsolete and damaged inventories that are charged to cost of goods sold on the consolidated statement of earnings and comprehensive income. These allowances are included in the inventory value disclosed above. Movement of the allowance for net realizable value is as follows:

	December 31, 2011	December 31, 2010
Opening balance as at January 1	5,000	6,300
Additions	2,495	900
Utilization through write downs	(2,905)	(2,200)
Closing balance	4,590	5,000

CE Franklin Ltd.

Notes to Consolidated Financial Statements

10. Property and equipment

	Land, buildings and leasehold improvements	Computer equipment and software	Equipment and machinery	Furniture and fixtures	Automotive equipment	Total
COST
Opening balance as at January 1, 2011	11,999	21,254	6,535	3,864	1,065	44,717
Additions	803	218	456	450	943	2,870
Disposals	(174)	-	(13)	(32)	(52)	(271)
Closing balance as at December 31, 2011	12,628	21,472	6,978	4,282	1,956	47,316

ACCUMULATED DEPRECIATION
Opening balance as at January 1, 2011	5,696	20,348	5,627	2,859	756	35,286
Depreciation expense	768	584	348	446	281	2,427
Disposals	(67)	-	(4)	(13)	(22)	(106)
Closing balance as at December 31, 2011	6,397	20,932	5,971	3,292	1,015	37,607

Net book amount as at December 31, 2011	6,231	540	1,007	990	941	9,709

	Land, buildings and leasehold improvements	Computer equipment and software	Equipment and machinery	Furniture and fixtures	Automotive equipment	Total
COST
Opening balance as at January 1, 2010	11,624	20,751	6,412	3,822	838	43,447
Additions	375	503	125	42	231	1,276
Disposals	-	-	(2)	-	(4)	(6)
Closing balance as at December 31, 2010	11,999	21,254	6,535	3,864	1,065	44,717

ACCUMULATED DEPRECIATION
Opening balance as at January 1, 2010	4,958	19,721	5,350	2,408	493	32,930
Depreciation expense	738	627	277	451	263	2,356
Closing balance as at December 31, 2010	5,696	20,348	5,627	2,859	756	35,286

Net book amount as at December 31, 2010	6,303	906	908	1,005	309	9,431

Net book amount as at January 1, 2010	6,666	1,030	1,062	1,414	345	10,517

CE Franklin Ltd.

Notes to Consolidated Financial Statements

11. Goodwill

	December 31, 2011	December 31, 2010	January 1, 2010
Goodwill	20,570	20,570	20,570

All goodwill has arisen from business combinations. The Company tests goodwill annually for impairment or more frequently if there are indications that the asset may be impaired. An impairment test was performed at a CGU level as at November 30, 2011 and no impairment was recognized. As part of the Company’s transition to IFRS, the goodwill impairment testing date was changed from December 31 to November 30 starting with the 2011 fiscal year.

The recoverable amount is determined using the greater of value in use and fair value less cost to sell. The value in use calculation uses future cash flow projections, discounted to their present value. Future cash flows are based on various assumptions and judgments including actual performance of the business, managements estimates of future performance, indicators of future oil and gas industry activity levels including commodity price forecasts, long term growth rates of 2% derived from earnings and cash flow trading multiples for comparable public energy service and distribution companies. Present value discount rate assumptions use an estimate of the Company’s pre-tax weighted average cost of capital, based on the average five year historical volatility of public energy service company share prices and benchmark interest rates. The pre tax discount rate ranges from 17% to 20% for the period ended November 30, 2011 (17% to 20% for the year ended December 31, 2010). Changes in such estimates or the application of alternative assumptions could produce significantly different results. As at November 30, 2011 the estimated fair value of the Company’s business would approximate its carrying amount if the after tax discount rate were to increase from 12% to 18%, or the assumed growth rate was reduced from positive 2% to a negative 7%. The fair value less cost to sell calculation looks at the Company’s market capitalization, less an estimated cost to sell, as compared to the Company’s book value as at November 30, 2011.  The Company performed a second fair value less cost to sell calculation by using established industry earnings multiples.

12. Taxation

The difference between the income tax provision recorded and the provision obtained by applying the combined federal and provincial statutory rates is as follows:

For the year ended December 31	2011	%	2010	%
Earnings before income taxes	19,703		9,354
Income taxes calculated at statutory rates	5,269	26.7	2,647	28.3
Non-deductible items	53	0.3	104	1.1
Share based compensation	103	0.5	712	7.6
Adjustments for filing returns and others	(33)	(0.1)	(20)	(0.2)
	5,392	27.4	3,443	36.8

As at December 31, 2011, income taxes payable was $1.7 million (December 31, 2010 – $0.3 million payable).

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  Significant components of deferred income tax assets and liabilities are as follows:

CE Franklin Ltd.

Notes to Consolidated Financial Statements

As at	December 31, 2011	December 31, 2010	January 1, 2010
Assets
Property and equipment	883	870	852
Stock based compensation expense	951	487	856
Other	609	156	127
	2,443	1,513	1,835
Liabilities
Goodwill and other	(474)	(397)	(378)
Net Deferred tax asset	1,969	1,116	1,457

Deductible temporary differences are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized.

The analysis of deferred tax assets and deferred tax liabilities is as follows:

	December 31	December 31	January 1
	2011	2010	2010
Deferred tax assets:
Deferred tax asset to be recovered within 12 months	595	124	162
Deferred tax asset to be recovered after more than 12 months	1,848	1,389	1,673

Deferred tax liabilities
Deferred tax liability to be settled within 12 months	(193)	(343)	-
Deferred tax liability to be settled after more than 12 months	(281)	(54)	(378)
Deferred tax assets (net)	1,969	1,116	1,457

13. Accounts payable and accrued liabilities

	December 31, 2011	December 31, 2010	January 1, 2010
Current
Trade payables	10,919	23,966	16,766
Other payables	3,834	7,057	9,275
Accrued compensation expenses	4,683	2,434	3,396
Other accrued liabilities	74,177	29,906	9,052
	93,613	63,363	38,489

CE Franklin Ltd.

Notes to Consolidated Financial Statements

14. Note payable, bank operating loan and long term debt

	December 31, 2011	December 31, 2010	January 1, 2010

JEN Supply debt	290	-	-
Note payable	290	-	-

Bank operating loan	-	-	26,549

JEN Supply debt	-	290	290
Bank operating loan	-	6,140	-
Long term debt	-	6,430	290

In July of 2011, the Company renewed its $60.0 million revolving term credit facility that matures in July 2014.  Borrowings under the credit facility bear interest based on floating interest rates and are secured by a general security agreement covering all assets of the Company. The maximum amount available under the credit facility is subject to a borrowing base formula applied to accounts receivable and inventories. The credit facility requires that the Company maintains the ratio of its debt to debt plus equity at less than 40%. As at December 31, 2011 this ratio was nil (2010 – 4%). The Company must also maintain coverage of its net operating cash flow as defined in the credit facility agreement, over interest expense for the trailing twelve month period, at greater than 1.25 times. As at December 31, 2011, this ratio was 34.5 times (2010 – 14.1 times).  The credit facility contains certain other covenants, with which the Company is in compliance and has been for the comparative periods. As at December 31, 2011, the Company had borrowed nil and had available undrawn borrowing capacity of $60.0 million under the credit facility. In management’s opinion, the Company’s available borrowing capacity under its credit facility and ongoing cash flow from operations, are sufficient to resource its ongoing obligations.

The JEN Supply note payable is unsecured and bears interest at the floating Canadian bank prime rate and is repayable in November 2012.

15.           Capital management

The Company’s primary source of capital is its shareholders’ equity and cash flow from operating activities before net changes in non-cash working capital balances. The Company augments these capital sources with a $60 million revolving bank term loan facility maturing in July 2014 (see Note 14) which is used to finance its net working capital and general corporate requirements. The Company’s objective is to maintain adequate capital resources to sustain current operations including meeting seasonal demands of the business and the economic cycle.  The Company’s capital is summarised as follows:

	December 31, 2011	December 31, 2010	January 1, 2010
Shareholders' equity	165,099	150,536	142,627
Long term debt / Bank operating loan	-	6,430	26,839
Net working capital	116,850	125,702	136,583

Net working capital is defined as current assets less cash and cash equivalents, accounts payable and accrued liabilities, current taxes payable, note payable and other current liabilities.

CE Franklin Ltd.

Notes to Consolidated Financial Statements

16.     Commitments and contingencies

a) The following table outlines the Company’s contractual obligations for debt, lease and related obligations, having initial terms in excess of one year. Obligations due over the next five years and thereafter are as follows:

	Note Payable	Operating lease
Period Due	(Note 14)	commitments	Total
2012	290	6,120	6,410
2013	-	5,772	5,772
2014	-	5,229	5,229
2015	-	4,545	4,545
2016	-	4,216	4,216
thereafter	-	18,037	18,037
	290	43,919	44,209

b) The Company is involved in various lawsuits, and has contractual performance and product warranty obligations, the losses from which, if any, are not anticipated to be material to the consolidated financial statements.

17.     Related party transactions

Schlumberger owns approximately 56% of the Company's outstanding shares. The Company is the exclusive distributor in Canada of downhole pump production equipment manufactured by Wilson Supply, a division of Schlumberger. Purchases of such equipment conducted in the normal course on commercial terms were as follows:

For the year ended December 31	2011	2010
Cost of sales for the year ended	10,896	8,212
Inventory	5,302	3,544
Accounts payable and accrued liabilities	1,830	1,457
Accounts receivable	77	-

18.     Capital Stock

a) The Company has authorized an unlimited number of common shares with no par value. As at December 31, 2011, the Company had 17.4 million common shares, 0.7 million stock options and 0.6 million share units outstanding.

b) The Board of Directors may grant options to purchase common shares to substantially all employees, officers and directors and to persons or corporations who provide management or consulting services to the Company.  The exercise period and the vesting schedule after the grant date are not to exceed 10 years.

CE Franklin Ltd.

Notes to Consolidated Financial Statements

Option activity was as follows:

	December 31, 2011		December 31, 2010
	Number of Options (000's)	Weighted average exercise price per share	Number of Options (000's)	Weighted average exercise price per share

Outstanding - January 1	1,073	6.01	1,195	5.95
Exercised	(196)	4.31	(86)	4.57
Forfeited / Expired	(132)	9.68	(36)	7.68
Outstanding - end of period	745	5.80	1,073	6.01
Exercisable - end of period	734	5.79	897	5.67

A summary of stock options outstanding at December 31, 2011, is set out below:

	Outstanding stock options (000's)			Exercisable stock options
Range to exercise price	Number of Options (000's)	Weighted average remaining contractual life	Weighted average exercise price	Number of Options (000's)	Weighted average exercise price
$2.70 to $3.50	170	1.62	2.96	170	2.96
$4.60 to $6.50	491	4.83	5.91	480	5.90
$10.30 to $10.90	84	5.09	10.90	84	10.90
	745	4.13	5.80	734	5.79

Stock option compensation expense recorded for the year ended December 31, 2011 was $383,000 (2010 – $723,000) and is included in selling, general and administrative expenses on the consolidated statement of earnings and comprehensive income.  No options were granted during the year ended December 31, 2011 or the year ended December 31, 2010. Options vest one third or one fourth per year from the date of grant.

Prior to the fourth quarter of 2010, the Company’s stock option plan included a cash settlement mechanism.  During the fourth quarter of 2010, the Company discontinued the settlement of stock option obligations with cash payments in favour of issuing shares from treasury.  At the time of this plan modification, the current liability of $2,075,000 was transferred to contributed surplus on the Company’s consolidated statement of financial position.  Stock options were revalued at each period end using the Black Scholes pricing model, with the following assumptions being used for at the time of discontinuation:

2010
Dividend yield	Nil
Risk-free interest rate	3.48%
Expected life	5 years
Expected volatility	63.2%
Note: Expected volatility is based on historical volatility.

CE Franklin Ltd.

Notes to Consolidated Financial Statements

c)    Share Unit Plans

The Company has Restricted Share Unit ("RSU"), Performance Share Unit (“PSU”) and Deferred Share Unit ("DSU") plans (collectively the “Share Unit Plans”), where by RSUs, PSUs and DSUs are granted entitling the participant, at the Company's option, to receive either a common share or cash equivalent in exchange for a vested unit. For the PSU plan, the number of units granted is dependent on the Company meeting certain return on net asset (“RONA”) performance thresholds during the year of grant. The multiplier within the plan ranges from 0% - 200% dependent on performance. For 2011, the PSU performance adjustment was a positive increase of 5% from target, resulting in a 4,000 unit adjustment ($16,000).  For 2010, the PSU performance adjustment was a reduction of 58% from target, resulting in a 77,000 unit adjustment ($284,000).  RSU and PSU grants vest one third per year over the three year period following the date of the grant. DSUs vest on the date of grant, and can only be redeemed when the Director resigns from the Board.  Compensation expense related to the units granted is recognized over the vesting period based on the fair value of the units at the date of the grant and is recorded to contributed surplus.  The contributed surplus balance is reduced as the vested units are exchanged for either common shares or cash. During the year ended December 31, 2011 and 2010, the fair value of the RSU, PSU and DSU units granted was $2,249,000 (2010 - $1,497,000) and $1,440,000 of compensation expense was recorded (2010 - $1,268,000).

Share Unit Plan activity for the periods ended December 31, 2011, and December 31, 2010 was as follows:

(000's)	December 31, 2011				December 31, 2010
	Number of Units				Number of Units
	RSU	PSU	DSU	Total	RSU	PSU	DSU	Total
Outstanding at January 1	273	97	80	450	223	53	98	374
Granted	130	117	22	269	145	132	31	308
Performance adjustments	-	4	-	4	-	(77)	-	(77)
Exercised	(34)	(12)	-	(46)	(82)	(7)	(49)	(138)
Forfeited	(62)	(44)	-	(106)	(13)	(4)	-	(17)
Outstanding at end of period	307	162	102	571	273	97	80	450
Exercisable at end of period	93	33	102	228	30	10	80	120

The Company has established an independent trust to purchase common shares of the Company on the open-market to satisfy Share Unit Plan obligations. The Company’s intention is to settle all share based obligations with shares delivered from the trust. The trust is considered to be a special interest entity and is consolidated in the Company’s financial statements with the cost of the shares held in trust reported as a reduction to capital stock.  For the year ended December 31, 2011, 175,000 common shares were purchased by the trust (2010 – 204,300) at an average cost of $8.85 per share (2010 - $6.91 per share).  As at December 31, 2011, the trust held 579,951 shares (2010 – 450,732).

d)     Normal Course Issuer Bid

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

CE Franklin Ltd.

Notes to Consolidated Financial Statements

19.     Earnings per share

Basic

Basic earnings per share is calculated by dividing the net income attributable to shareholders by the weighted average number of ordinary shares in issue during the year.

Dilutive

Diluted earnings per share are calculated using the treasury stock method, as if RSUs, PSUs, DSUs and stock options were exercised at the beginning of the year and funds received were used to purchase the Company’s common shares on the open market at the average price for the year.

	December 31
	2011	2010
Total Comprehensive income attributable to shareholders	14,311	5,911
Weighted average number of common shares issued (000's)	17,501	17,499
Adjustments for:
Stock options	263	194
Share Units	424	307
Weighted average number of ordinary shares for dilutive	18,188	18,000
Net earnings per share: Basic	0.82	0.34
Net earnings per share: Diluted	0.79	0.33

20.           Financial instruments

a) Fair values

The Company’s financial instruments recognized on the consolidated statements of financial position consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and note payable. The fair values of these financial instruments approximate their carrying amounts due to their short-term maturity.

b) Credit Risk is described in Note 8.

c) Market Risk and Risk Management

The Company’s long term debt bears interest based on floating interest rates. As a result the Company is exposed to market risk from changes in the Canadian prime interest rate which can impact its borrowing costs. Based on the Company’s borrowing levels as at December 31, 2011, a change of one percent in interest rates would decrease or increase the Company’s annual net income by nil.

From time to time the Company enters into foreign exchange forward contracts to manage its foreign exchange market risk by fixing the value of its liabilities and future commitments. The Company is exposed to possible losses in the event of non-performance by counterparties. The Company manages this credit risk by entering into agreements with counterparties that are substantially all investment grade financial institutions. The Company’s foreign exchange risk arises principally from the settlement of United States dollar dominated net working capital balances as a result of product purchases denominated in United States dollars. As at December 31, 2011, the Company had contracted to purchase US$18.3 million at fixed exchange rates with terms not exceeding five months (2010 - $6.5 million). The fair market values of the contracts were $0.2 million at December 31, 2011 and nominal at December 31, 2010. The Company recorded on these contracts an unrealized gain of $0.2 million for the year ended December 31, 2011 which has been recorded in foreign exchange (gain) loss.  As at December 31, 2011, a one percent change in the Canadian dollar relative to the US dollar would decrease or increase the Company’s annual net income by $0.2 million.

CE Franklin Ltd.

Notes to Consolidated Financial Statements

21. Selling, general and administrative ("SG&A") costs
Selling, general and administrative costs for the year ended December 31, 2011 are as follows:

	2011		2010
	$	%	$	%
Salaries and benefits	41,085	60%	36,287	59%
Selling costs	6,495	9%	6,558	10%
Facility and office costs	15,063	22%	13,392	21%
Other	6,072	9%	6,317	10%
SG&A costs	68,715	100%	62,554	100%

Included in salaries and benefits are the Company’s contributions to employee Registered Retired Savings Plans (“RRSP”). The Company matches employee contributions based on employee salaries to a maximum of 6% (6% in 2010) and the amount deductible under the Income Tax Act to employees RRSPs.  Contributions incurred and paid during the year ended December 31, 2011 were $844,000 (2010 – $765,000).

The remuneration of the key management personnel of the Company, which includes both directors and other officers, is set out below in aggregate.

	December 31, 2011	December 31, 2010
Salaries and short-term employee benefits	1,717	1,545
Share based payments	1,225	1,444
	2,942	2,989

22.     Economic dependency

For the years ended December 31, 2011 and 2010, there were no customers that comprised more than 10% of revenues. In respect to the Company’s purchases, no one supplier provides more than 10% of product purchases for the year ended December 31, 2011.  In 2010, 10% of product purchases were from one supplier.

23.     Segment reporting

The Company distributes oilfield products principally through its network of 39 branches primarily located in western Canada servicing mainly to oil and gas industry customers.  Accordingly, the Company has determined that it operates through a single operating segment and geographic jurisdiction.

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

1.3	Audit Committee Terms of Reference incorporated by reference from Exhibit 1.3 to the Company’s Registrations Statement under the Securities Exchange Act of 1934 Form 20-F, as amended.

1.4	Board of Directors Terms of Reference

12.1	Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Name:	Derren Newell
Title:	Chief Financial Officer
Date:	February 2, 2012

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

Although the Committee has the powers and responsibilities set forth in these terms of reference, the role of the Committee is oversight.  The members of the Committee are not full-time employees of the Corporation and may or may not be accountants or auditors by profession or experts in the fields of accounting or auditing and, in any event, do not serve in such capacity.  Consequently, it is not the duty of the Committee to conduct audits or to determine that the Corporation’s financial statements and disclosures are complete and accurate and are in accordance with international financial reporting standards and applicable rules and regulations.  These are the responsibilities of management and the external auditor.

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

Adopted and approved by the Board on July 24, 2008. Last amended on July 28, 2011.

Exhibit 1.4

BOARD OF DIRECTORS TERMS OF REFERENCE

A.	OBJECTIVES

The Board has the responsibility to oversee the conduct of the business of the Corporation and to supervise management which is responsible for the day-to-day conduct of the business.  The Board's fundamental objectives are to enhance and preserve long-term shareholder value, to ensure that the Corporation meets its obligations on an ongoing basis and to ensure that the Corporation operates in a reliable and safe manner.  In performing its functions, the Board should consider the legitimate interests its stakeholders such as employees, customers and communities may have in the Corporation.  In supervising the conduct of the business, the Board, through the Chief Executive Officer of the Corporation (the "CEO"), shall set the standards of conduct for the enterprise.

B.	CONSTITUTION

1.	Chairman of the Board

The directors shall appoint a chairman (the "Chairman") from amongst their number.  If the Chairman of the Board is not present at any meeting of the Board, the Chairman of the meeting shall be chosen by the Board from among the directors present.  The Chairman presiding at any meeting of the Board shall have a casting vote in case of deadlock.  The Board shall also appoint a Secretary who need not be a director of the Corporation.

2.	Size of Board

The Board should have such number of independent members as it may determine to ensure that there are sufficient independent members for committee work.  In any event, no less than a majority of the Board shall be independent.  Subject to the foregoing, the Board should be of such a size that the Corporation's stakeholders are properly represented.

3.	Majority of Independent Directors

The Board will have a majority of directors who shall be independent as set forth in applicable securities laws, rules or guidelines or by any stock exchange on which the Corporation’s securities are listed for trading.  The Board must determine, based on all of the relevant facts and circumstances, whether each director satisfies the criteria for independence and must disclose each of these determinations. The Board may adopt and disclose categorical standards to assist it in making such determinations and may make a general disclosure if each director meets these standards.  Any determination of independence for a director who does not meet these standards, however, must be specifically explained.

4.	Board Membership Criteria

The Board seeks members from diverse professional and personal backgrounds who combine a broad spectrum of experience and expertise with a reputation for integrity.  This assessment will include an individual's qualification as independent, as well as consideration of diversity, age, skills and experience in the context of the needs of the Board.

Directors should advise the Chairman of the Board and the chair of the Corporate Governance and Nominating Committee in advance of accepting an invitation to serve on another public corporation board.

Exceptional candidates who do not meet all of these criteria may still be considered.

5.	New Directors

The Corporate Governance and Nominating Committee shall, as one of its responsibilities, recommend director candidates to the full Board.  Nominees for directorship will be selected by the Corporate Governance and Nominating Committee in accordance with the policies and principles in its terms of reference.  The Corporate Governance and Nominating Committee will maintain an orientation program for new directors.

6.	Retirement

(a)
Term Limits.  The Board does not favour term limits for directors, but believes that it is important to monitor overall Board performance.  Therefore, the Corporate Governance and Nominating Committee shall review each director's continuation on the Board every three years.  This will allow each director the opportunity to conveniently confirm his or her desire to continue as a member of the Board.

(b)
Resignation Policy  -  Retirement.    In order to provide access to new qualified directors, directors shall offer to resign from the Board upon reaching 70 years of age.  The Corporate Governance and Nominating Committee shall consider the resignation and accept it when appropriate in light of overall Board composition and effectiveness.

(c)	Resignation Policy - Non-independent Directors. Non-independent directors shall offer to resign from the Board upon their resignation, removal or retirement as an officer of the Corporation

(d)
Directors Changing Their Present Job Responsibilities.  The Board expects directors to offer to resign from the Board upon a change in their business position including, without limitation, retirement from the position on which their original nomination was based.  It is not the sense of the Board that in every instance the directors who retire or change from the position they held when they came on the Board should necessarily leave the Board.  There should, however, be an opportunity for the Board through the Corporate Governance and Nominating Committee to review the continued appropriateness of Board membership under the circumstances.

C.	MEETINGS AND MINUTES

1.	The time and place of meetings of the Board and the procedures at such meetings shall be determined from time to time by the directors provided that:

(a)	a quorum for meetings shall be four directors, present in person or by telephone or other telecommunication device that permit all persons participating in the meeting to speak and hear each other;

(b)
the Chairman and Chief Executive Officer should establish the agenda for Board meetings, however, each Board member is free to suggest the inclusion of items on the agenda and is free to raise at any Board meeting subjects that are not on the agenda for that meeting;

(c)	the Board will hold an in camera session of the directors, without non-independent directors and any members of the Corporation’s management present, at every Board meeting;

(d)
notice of the time and place of every meeting shall be given in writing or facsimile communication to each director at least 48 hours prior to the time fixed for such meeting provided, however, that a director may in any manner waive a notice of a meeting and attendance of a director at a meeting is a waiver of notice of the meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called;

(e)
written materials, which shall in all events include recent financial information, for use at Board meetings shall be distributed in writing or facsimile communication to each director sufficiently in advance of the time fixed for such meeting to permit meaningful review;

(f)	the Board shall at all times have the right to determine who shall and shall not be present, including the attendance of key executive officers, at any part of the meetings of the Board; and

(g)	the Board shall hold a minimum of four meetings per year and shall meet at least quarterly.

2.
All deliberations, recommendations and decisions of the Board shall be recorded by the Secretary in the minutes of the meetings of the Board, such minutes to be circulated to the directors prior to the next Board meeting.

D.	PROCEDURE AND ORGANIZATION

The Board operates by delegating certain of its authorities to its committees and to management and by reserving certain powers to itself.  The Board retains the responsibility for:

1.
managing its own affairs, including nominating candidates for election to the Board, constituting committees of the Board and determining director compensation upon the recommendation of a committee of the Board; and

2.	engaging any necessary internal and/or external advisors.

E.	DUTIES AND RESPONSIBILITIES

1.	Legal Requirements

(a)	The Board has the responsibility to ensure that legal requirements have been met and documents and records have been properly prepared, approved and maintained.

(b)	The Board has the statutory responsibility to:

(i)	exercise the powers of the Corporation directly or indirectly through the employees and agents of the Corporation;

(ii)	direct the management of the business and affairs of the Corporation; and

(iii)	act in accordance with its obligations contained in:

(A)	the Business Corporations Act (Alberta) (the "ABCA"), as may be amended from time to time, and the regulations thereto;

(B)	the Corporation's articles and by-laws;

(C)	applicable Canadian and U.S. securities legislation;

(D)	the rules and policies of the Toronto Stock Exchange and the NASDAQ Stock Market LLC; and

(E)	other relevant legislation and regulations.

(c)	The directors in exercising their powers and discharging their duties must:

(i)	exercise their business judgment and act honestly and in good faith with a view to the best interests of the Corporation; and

(ii)	exercise the care, diligence and skill that reasonably prudent people would exercise in comparable circumstances.

(d)
In discharging the obligations set forth in Section E.1(c) above, directors should be entitled to rely on the honesty and integrity of the Corporation’s officers, employees, outside advisors and independent auditors.

(e)	The directors are expected to:

(i)	attend board meetings and meetings of committees on which they serve, and to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities; and

(ii)
review meeting materials prior to Board meetings and meetings of the committees and, when possible, should communicate in advance of meetings any questions or concerns that they wish to discuss so that management will be prepared to address the same.

Each director’s attendance at, and preparation for, Board meetings and meetings of the committees on which they serve, shall be considered by the Corporate Governance and Nominating Committee when recommending director nominees.

(f)	The Board has the statutory responsibility for considering the following matters as a full Board which, pursuant to the ABCA, may not be delegated to management or to a committee of the Board:

(i)	any submission to the shareholders of a question or matter requiring the approval of the shareholders;

(ii)	the filling of a vacancy among the directors or in the office of auditor;

(iii)	the issuance of securities generally (provided that the issuance of securities in a manner and on terms authorized by the Board may be delegated);

(iv)	the declaration of dividends;

(v)
the purchase, redemption or any other form of acquisition of shares issued by the Corporation (provided that the purchase, redemption or other form of acquisition of shares issued by the Corporation in a manner and on terms authorized by the Board may be delegated);

(vi)
the payment of a commission to any person in consideration of his purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person or procuring or agreeing to procure purchases for any such shares;

(vii)	the approval of management proxy circulars;

(viii)	the approval of annual financial statements of the Corporation; and

(ix)	the adoption, amendment or repeal of by-laws of the Corporation.

(g)	The Board has constituted and delegated certain of its duties and responsibilities to the following committees of the Board:

(i)	Audit;

(ii)	Compensation;

(iii)	Corporate Governance and Nominating; and

(iv)	Quality, Health, Safety and Environment;

the scope, duties and responsibilities of which are mandated in their respective terms of reference.

2.	Strategy Determination

The Board has the responsibility to ensure that there are long-term goals and a strategic planning process in place for the Corporation, including the review and approval of the strategic plan which takes into account, among other things, the nature of the Corporation and the opportunities and risks associated with the business of the Corporation, and the annual monitoring, review, and updating of the strategic plan.

3.	Managing Risk

The Board and its committees have the responsibility to understand the principal risks of the business in which the Corporation is engaged, to achieve a proper balance between risks incurred and the potential return to shareholders, and to ensure that there are systems in place which effectively monitor and manage those risks with a view to the long-term viability of the Corporation.

4.	Appointing, Training and Monitoring Senior Management

The Board and its committees have the responsibility:

(a)
to appoint the CEO upon recommendations of the Corporate Governance and Nominating Committee, to monitor and assess CEO performance, to determine CEO compensation and to provide annually advice and counsel in the execution of the CEO's duties;

(b)	to approve the appointment and remuneration of all corporate officers, acting upon the advice of the CEO and the Compensation Committee; and

(c)	to ensure that adequate provision has been made to train and develop management and for the orderly succession of management.

5.	Policies, Procedures and Compliance

The Board and its committees have the responsibility:

(a)	to ensure that the Corporation operates at all times within applicable laws and regulations and ethical and moral standards;

(b)	to approve the Corporation's code of ethics and monitor compliance with such code of ethics;

(c)	to approve and monitor compliance with significant policies and procedures by which the Corporation is operated;

(d)	to ensure the Corporation sets environmental standards in its operations and is in compliance with environmental laws and legislation; and

(e)	to ensure the Corporation has a high regard for the health and safety of its employees in the workplace and has in place appropriate programs and policies.

6.	Reporting and Communication

The Board and its committees have the responsibility:

(a)	to ensure the Corporation has in place policies and programs to enable the Corporation to communicate effectively with its shareholders, other stakeholders and the public generally;

(b)	to ensure that the financial performance of the Corporation is properly reported to shareholders, other security holders and regulators on a timely and regular basis;

(c)	to ensure that the financial results are reported fairly and in accordance with generally accepted accounting principles;

(d)	to ensure the timely reporting of any other developments that have a significant and material impact on the value of the Corporation; and

(e)	to report annually to shareholders on its stewardship of the affairs of the Corporation for the preceding year.

7.	Monitoring and Acting

The Board and its committees have the responsibility:

(a)	to monitor the Corporation's progress towards its goals and objectives and to revise and alter its direction through management in response to changing circumstances;

(b)	to take action when performance falls short of goals and objectives or when other special circumstances warrant; and

(c)	to ensure that the Corporation has implemented adequate control and information systems which ensure the effective discharge of its responsibilities.

8.	Conflicts of Interest

Directors shall avoid any action, position or interest that conflicts with an interest of the Corporation, or gives the appearance of a conflict.  The Corporation annually solicits information from directors in order to monitor potential conflicts of interest and directors are expected to be mindful of their fiduciary obligations to the Corporation.

9.	Share Ownership by Directors

Each independent director shall own such number of shares of the Corporation as required by the Corporation's share ownership guidelines.

10.	Director Compensation

The form and amount of director compensation will be determined by the Compensation Committee in accordance with the policies and principles set forth in its terms of reference.  The Board is aware that questions as to directors' independence may be raised when directors' fees and emoluments exceed what is customary.  Similar concerns may be raised when the Corporation makes substantial charitable contributions to organizations in which a director is affiliated, or enters into consulting contracts with (or provides other indirect forms of compensation to) a director.  The Board will critically evaluate each of these matters when determining the form and amount of director compensation.

11.	Continuing Director Education

The Corporate Governance and Nominating Committee will maintain orientation programs for new directors and continuing education programs for all directors.

12.	Assessing Board Performance

The Board will conduct an annual self-evaluation to determine whether it and its committees are functioning effectively.  The Corporate Governance and Nominating Committee will receive comments from all directors as to the Board's performance and report annually to the Board with an assessment of the Board's performance, to be discussed with the full Board following the end of each fiscal year.

13.	Access to Officers and Employees

Board members have complete and open access to the Corporation's Chief Executive Officer, Chief Financial Officer and Leadership Team.  Board members who wish to have access to other members of management should coordinate such access through one of the foregoing.

14.	Interaction with Third Parties

The Board believes that management should speak for the Corporation and that the Chairman should speak for the Board.

15.	Shareholder Feedback

Any shareholder (or stakeholder) may contact the Board by e-mail or by writing to the Board c/o the Corporate Secretary. Matters relating to the Corporation’s accounting, internal accounting controls or auditing matters will be referred to the Audit Committee.  Other matters will be referred to the Chairman.

16.	Board Authority

The Board and each committee have the power to hire independent legal, financial or other advisors as they may deem necessary, without consulting or obtaining the approval of any officer of the Corporation in advance.  Information learned during the course of service on the Board is to be held confidential and used solely in furtherance of the Corporation's business.

17.	Confidentiality

The Board believes maintaining confidentiality of information and deliberations is an imperative.

F.	COMMITTEE ISSUES

1.	Board Committees

The Board will have at all times an Audit Committee, Compensation Committee, Corporate Governance and Nominating Committee and Quality, Health, Safety and Environment Committee.  The Quality, Health, Safety and Environment Committee shall have at least one independent director.  The Compensation Committee shall consist solely of independent directors, except to the extent that the Corporation is controlled by a person or company that directly or indirectly controls a sufficient number of common shares of the Corporation to be able to elect the Board or to direct the management or policies of the Corporation, then a majority of the Compensation Committee members shall be independent and all members of the Compensation Committee shall be independent of management of the Corporation. The Corporate Governance and Nominating Committee shall consist of a majority of independent directors. The Audit Committee shall consist solely of independent directors.  Committee members will be appointed by the Board upon recommendation of the Corporate Governance and Nominating Committee with consideration of the desires of individual directors. The Chair shall be an ex-officio voting member on all committees established by the Board unless he serves as a committee chair or a committee member.

The Board may, from time to time, establish or maintain additional committees as necessary or appropriate.

2.	Rotation of Committee Assignments and Chairs

Committee assignments and the designation of committee chairs should be based on the director’s knowledge, interests and areas of expertise.  The Board does not favor mandatory rotation of committee assignments or chairs.  The Board believes experience and continuity are more important than rotation.  Committee members and chairs may be rotated in response to changes in membership of the Board and in all cases should be rotated only if rotation is likely to increase committee performance.

3.	Committee Terms of Reference

Each committee shall have its own terms of reference.  The terms of reference will set forth the purposes, goals and responsibilities of the committees as well as qualifications for committee membership, procedures for committee member appointment and removal, committee structure and operations and committee reporting to the Board.  The terms of reference will also provide that each committee will annually evaluate its own performance.

4.	Frequency and Length of Committee Meetings

The chair of each committee, in consultation with the committee members, will determine the frequency and length of the committee meetings consistent with any requirements set forth in the committee’s terms of reference.

Approved and adopted by the Board.  Last reviewed and amended on December 13, 2011.

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

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date:	February 2, 2012
By:
Name:	Michael West
Title:	President and
Chief Executive Officer

Exhibit 12.2

CERTIFICATION PURSUANT TO RULE 13a-14 OR 15d-14 OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Derren Newell, certify that;

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

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date:	February 2, 2012
By:
Name:	Derren Newell
Title:	Chief Financial Officer

Exhibit 13.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of CE Franklin Ltd. (the “Company”) on Form 20-F for the fiscal year ended December 31, 2011, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Michael West, President and Chief Executive Officer of CE Franklin Ltd., certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:	February 2, 2012
By:
Name:	Michael West
Title:	President and
Chief Executive Officer

Exhibit 13.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of CE Franklin Ltd. (the “Company”) on Form 20-F for the fiscal year ended December 31, 2011, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Derren Newell, Chief Financial Officer of CE Franklin Ltd. certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:	February 2, 2012
By:
Name:	Derren Newell
Title:	Chief Financial Officer